As filed with the Securities and Exchange Commission on September 3, 2010

Registration Statement No.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TOWER BANCORP, INC.

(Exact Name of Registrant as specified in its Charter)

Pennsylvania	6022	25-1445946
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

112 Market Street

Harrisburg, Pennsylvania 17101

(717) 231-2700

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Andrew S. Samuel

Chairman, President and Chief Executive Officer

Tower Bancorp, Inc.

112 Market Street

Harrisburg, Pennsylvania 17101

(717) 231-2700

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Carl D. Lundblad, Esquire General Counsel Tower Bancorp, Inc. 112 Market Street Harrisburg, Pennsylvania 17101 (717) 231-2700	Charles J. Ferry, Esquire Kenneth J. Rollins, Esquire Rhoads & Sinon LLP One South Market Square, 12th Floor Harrisburg, Pennsylvania 17108-1146 (717) 233-5731	Richard Schaberg, Esquire Gregory F. Parisi, Esquire Hogan Lovells US LLP 555 Thirteenth Street, NW Washington, DC 20004 (202) 637-5600

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement is declared effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definition of “large accelerated filer,” “accelerated filer” and smaller reporting company in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common Stock, no par value per value	3,037,658	n/a	$35,679,385	$2,544

(1)	Represents the estimated maximum number of shares of Tower Bancorp, Inc. common stock, no par value per share, that may be issued to shareholders of First Chester County Corporation pursuant to the Agreement and Plan of Merger between Tower and First Chester dated December 27, 2009, as amended, calculated by multiplying (i) 6,319,956 shares of First Chester common stock outstanding as of August 31, 2010, plus 226,720 shares of First Chester common stock reserved in connection with all outstanding options to purchase shares of First Chester common stock as of August 31, 2010 by (ii) 0.464, the maximum exchange ratio under the merger agreement. In accordance with Rule 416, this registration statement also registers such additional number of shares of the Registrant’s common stock as may be issuable as a result of a stock dividend, stock split, split-up, recapitalization or other similar event.
(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(f)(1) and Rule 457(c) on the basis of the average of the high and low prices of the common stock of First Chester on August 31, 2010 of $5.45, as reported on the NASDAQ Capital Market, and 6,546,676, the maximum number of shares of First Chester common stock to be exchanged or cancelled in the merger.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. We may not issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                     , 2010

Joint Proxy Statement/Prospectus

MERGER PROPOSED – YOUR VOTE IS VERY IMPORTANT

Dear Shareholder:

The boards of directors of Tower Bancorp, Inc. (“Tower”) and First Chester County Corporation (“First Chester”) have agreed to a merger of our companies pursuant to the terms of that certain Agreement and Plan of Merger, dated as of December 27, 2009, as amended, which provides for the merger of First Chester with and into Tower. If the merger is completed, First Chester shareholders will receive 0.453 shares of Tower common stock for each share of First Chester common stock they own on the effective date of the merger, subject to adjustment based on the amount of First Chester Delinquent Loans (as defined in the merger agreement) as of the last business day of the month prior to the closing date of the merger, as more fully described in this joint proxy statement/prospectus under the heading “Proposal I – Approval of the Merger and Related Matters – Terms of the Merger – Merger Consideration” beginning on page     . First Chester shareholders will also receive cash instead of any fractional shares they would have otherwise received in the merger. If the merger had closed on                     , 2010, the exchange ratio would have been             based on First Chester Delinquent Loans as of                     , 2010.

Tower common stock is listed on the NASDAQ Global Market under the symbol “TOBC.” On                     , 2010, the closing price of Tower common stock was $            per share. First Chester common stock is listed on the NASDAQ Capital Market under the symbol “FCEC.” On                     , 2010, the closing price of First Chester common stock was $            per share. These prices will fluctuate between now and the closing of the merger. We urge you to obtain current market quotations for Tower and First Chester common stock.

Based on the reasons for the merger described in this joint proxy statement/prospectus, each of our respective boards of directors unanimously believes that the merger is in the best interests of its respective company. Accordingly, each of the Tower and First Chester board of directors unanimously recommends that you vote “FOR” the merger.

This joint proxy statement/prospectus provides detailed information about the merger and the special meetings of Tower and First Chester shareholders. It also provides information about the Tower common stock to be issued to First Chester shareholders in the event the merger is approved and completed. As described in this joint proxy statement/prospectus, we cannot complete the merger unless we obtain the necessary government approvals, and such approvals remain effective, and unless the shareholders of both Tower and First Chester approve the merger proposal.

Please carefully review and consider this joint proxy statement/prospectus. Please give particular attention to the discussion under the heading “Risk Factors” beginning on page 23 for risk factors relating to the transaction which you should consider.

It is important that your shares are represented at your shareholders’ meeting, whether or not you plan to attend. Accordingly, please complete, date, sign and return promptly your proxy card in the enclosed envelope. You may attend the meeting and vote your shares in person if you wish, even if you have previously returned your proxy.

Sincerely,

Andrew S. Samuel	John A. Featherman, III
Chairman, President & CEO	Chairman, President & CEO
Tower Bancorp, Inc.	First Chester County Corporation

Neither the SEC nor any state securities commission has approved or disapproved of the shares of Tower to be issued under this document or passed upon the adequacy or accuracy of this document. Any representation to the contrary is a criminal offense. The shares of Tower common stock offered by this document are not savings accounts, deposits or other obligations of any bank or non-bank subsidiary of any of the parties and are not insured by the FDIC or any other governmental agency.

This document is dated                     , 2010, and first mailed to shareholders on or about                     , 2010.

HOW TO OBTAIN MORE INFORMATION

This document incorporates important business and financial information about Tower and First Chester from documents that are not included in or delivered with this document. You can obtain documents incorporated by reference in this document, other than certain exhibits to those documents, by requesting them in writing or by telephone from the appropriate company at the following addresses:

Tower Bancorp, Inc.	First Chester County Corporation
112 Market Street	9 North High Street
Harrisburg, Pennsylvania 17101	West Chester, Pennsylvania 19380
Attention: Carl D. Lundblad, Secretary	John Stoddart, Shareholder Relations Officer
(717) 231-2700	(484) 881-4000

You will not be charged for any of these documents that you request. To obtain timely delivery of requested documents, you should request the information no later than                      , 2010.

See “Where You Can Find More Information” at page              and “Incorporation of Certain Information by Reference” at page             .

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON                     , 2010

TO THE SHAREHOLDERS OF FIRST CHESTER COUNTY CORPORATION:

NOTICE IS HEREBY GIVEN that a special meeting of shareholders of First Chester County Corporation will be held at             , local time, on             ,             , 2010, at             , for the following purposes:

1. To consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of December 27, 2009, as amended, by and between Tower and First Chester, which provides, among other things, for the acquisition of First Chester by Tower through the merger of First Chester with Tower and the conversion of each share of First Chester common stock outstanding immediately prior to the merger into 0.453 shares of Tower common stock, subject to possible adjustment, upon the terms and subject to the conditions set forth in the merger agreement, as more fully described in the accompanying joint proxy statement/prospectus. (See Proposal I)

2. To consider and vote upon a proposal to adjourn the meeting to a later date or dates to permit further solicitation of proxies in the event that there are not sufficient votes at the time of the meeting to approve the matters to be considered by the shareholders at the meeting. (See Proposal II)

3. To transact such other business as may properly come before the meeting.

The board of directors has fixed the close of business on             , 2010 as the record date for determining the shareholders of First Chester entitled to notice of, and to vote at, the special meeting and any adjournments or postponements of the meeting.

The board of directors of First Chester unanimously recommends that you vote “FOR” approval of the merger agreement and related transactions and “FOR” adjournment of the meeting to a later date or dates to permit further solicitation of proxies, if necessary.

Your vote is important regardless of the number of shares you own. First Chester cannot complete the merger unless the merger agreement is approved and adopted by the affirmative vote of the holders of a majority of the outstanding shares of First Chester common stock entitled to vote on the merger agreement. If a First Chester shareholder does not vote by proxy or by attending the special meeting and voting in person, it will have the same effect as voting against the merger.

Whether or not you plan to attend the special meeting, the board of directors of First Chester urges you to complete and sign the enclosed proxy card and mail it promptly in the accompanying postage-prepaid envelope or, in the alternative, vote electronically over the Internet at www.proxyvote.com or by touch tone telephone at 1-800-454-8683. This will not prevent you from voting in person at the special meeting, but will assure that your vote is counted if you are unable to attend. If you are a shareholder whose shares are registered in “street name,” you will need additional documentation from your broker in order to vote in person at the special meeting.

By Order of the Board of Directors

John A. Featherman, III

Chairman, President & Chief Executive Officer

West Chester, PA

                    , 2010

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON                     , 2010

TO THE SHAREHOLDERS OF TOWER BANCORP, INC.:

NOTICE IS HEREBY GIVEN that a special meeting of shareholders of Tower Bancorp, Inc. will be held at             , local time, on             ,             , 2010, at             , for the following purposes:

1. To consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of December 27, 2009, as amended, by and between Tower and First Chester, which provides, among other things, for the acquisition of First Chester by Tower through the merger of First Chester with Tower and the conversion of each share of First Chester common stock outstanding immediately prior to the merger into 0.453 shares of Tower common stock, subject to possible adjustment, upon the terms and subject to the conditions set forth in the merger agreement, as more fully described in the accompanying joint proxy statement/prospectus. (See Proposal I)

2. To consider and vote upon a proposal to adjourn the meeting to a later date or dates to permit further solicitation of proxies in the event that there are not sufficient votes at the time of the meeting to approve the matters to be considered by the shareholders at the meeting. (See Proposal II)

3. To transact such other business as may properly come before the meeting.

These proposals are described in detail in the attached joint proxy statement/prospectus. The board of directors has fixed the close of business on             , 2010 as the record date for determining the shareholders of Tower entitled to notice of, and to vote at, the special meeting and any adjournments or postponements of the meeting.

The board of directors of Tower unanimously recommends that you vote “FOR” approval of the merger agreement and related transactions and “FOR” adjournment of the meeting to a later date or dates to permit further solicitation of proxies, if necessary.

Your vote is important regardless of the number of shares you own. Tower cannot complete the merger unless the merger agreement is approved and adopted by the affirmative vote of the holders of at least 66 2/ 3% of the outstanding shares of Tower common stock entitled to vote on the merger agreement. If a Tower shareholder does not vote by proxy or by attending the special meeting and voting in person, it will have the same effect as voting against the merger.

Whether or not you plan to attend the special meeting, the board of directors of Tower urges you to vote your shares by completing and signing the enclosed proxy card and mailing it promptly in the accompanying postage-prepaid envelope or, in the alternative, vote electronically either over the Internet at             or by touch tone telephone at             . This will not prevent you from voting in person at the special meeting, but will assure that your vote is counted if you are unable to attend. If you are a shareholder whose shares are registered in “street name,” you will need additional documentation from your broker in order to vote in person at the special meeting.

By Order of the Board of Directors

Andrew S. Samuel

Chairman, President & Chief Executive Officer

Harrisburg, PA

                    , 2010

Questions and Answers about the Merger and the Shareholder Meetings

Q:	Why have I received these materials?

A:	This joint proxy statement/prospectus and the enclosed proxy card were sent to you because you are a shareholder of Tower and/or First Chester and the board of directors of Tower and/or First Chester, as the case may be, is soliciting your proxy to vote at the special meeting of shareholders of Tower to be held on , 2010 and/or the special meeting of shareholders of First Chester to be held on , 2010, respectively. You are cordially invited to attend the meeting of the company in which you hold stock and are requested to vote on the proposals described in this joint proxy statement/prospectus. We mailed this joint proxy statement/prospectus and accompanying proxy card on or about , 2010, to all shareholders entitled to vote at the respective meetings.

Q:	What am I being asked to vote on?

A:	You are being asked to vote on the adoption of the merger agreement between Tower and First Chester, providing for the merger of First Chester with and into Tower, and to approve the adjournment of the respective special meeting, if necessary or appropriate, to solicit additional proxies in favor of adoption of the merger agreement.

Q:	Why are Tower and First Chester proposing to merge?

A:	The board of directors of each of Tower and First Chester believes that a combination of the two companies is in the best interests of its respective company. See “Proposal I – Approval of the Merger and Related Matters – Tower’s Reasons for the Merger” beginning on page and “Proposal I – Approval of the Merger and Related Matters – First Chester’s Reasons for the Merger” beginning on page .

Q:	How does each of the board of directors recommend I vote on the merger proposal?

A:	The Tower and First Chester boards of directors have each approved the merger agreement and the merger, and each unanimously recommends that you vote “FOR” the proposal to approve the merger agreement and related transactions.

Q:	What will I receive in the transaction?

A:	If the merger agreement is approved and the merger is subsequently completed, First Chester shareholders will receive, for each share of First Chester common stock that they own on the effective date of the merger, 0.453 shares of Tower common stock and cash instead of any fractional share they would have otherwise received in the merger, subject to adjustment in accordance with the merger agreement and as described in detail in this joint proxy statement/prospectus under the heading “Proposal I – Approval of the Merger and Related Matters – Terms of the Merger – Merger Consideration” beginning on page .

Tower shareholders will continue to hold their existing shares, which will not change as a result of the merger.

Q:	Are there regulatory or other conditions to the merger occurring?

A:

Yes. The merger must be approved by the Board of Governors of the Federal Reserve System, or the Federal Reserve, the Federal Deposit Insurance Corporation, or the FDIC, and the Pennsylvania Department of Banking, and such approvals must remain effective as of the effective date of the merger. As of the date of this joint proxy statement/prospectus, Tower has received the requisite approvals from the Federal Reserve, the FDIC and the Pennsylvania Department of Banking, which approvals remain effective as of the date of this document; however, the Federal Reserve approval provides that it will expire on September 23,

2010. Tower has applied to the Federal Reserve for extension of this approval, however, no assurance can be given that it will be received or that conditions will not be imposed as part of such extension.

Furthermore, the merger will only be completed if neither Tower nor First Chester is in material breach of any of its representations, warranties, or obligations under the merger agreement, unless such breach is waived by the non-breaching party. The merger is also subject to certain other specified conditions. See “Proposal I – Approval of the Merger and Related Matters – Terms of the Merger – Conditions to the Merger” beginning on page             .

Q:	What vote is required to approve the merger?

A:

Both First Chester shareholders and Tower shareholders must first approve and adopt the merger agreement in accordance with each of its articles of incorporation and bylaws. The merger agreement must be approved and adopted by the affirmative vote of a majority of the outstanding shares of First Chester common stock entitled to vote on the merger agreement. Furthermore, the affirmative vote of the holders of at least 66 2/ 3% of the outstanding shares of Tower common stock entitled to vote on the merger agreement is necessary to approve and adopt the merger agreement.

Q:	How many shares must be present or represented by proxy to conduct business at the special meetings?

A:	If you are a shareholder of First Chester and/or Tower, the quorum requirement for holding each company’s respective special meeting and transacting business is that holders of a majority of the issued and outstanding shares of First Chester or Tower common stock, as applicable, entitled to vote at the special meeting must be present in person or represented by properly executed proxy. Abstentions will be counted for the purpose of determining whether a quorum is present. Broker non-votes will not be counted for the purpose of determining whether a quorum is present.

Q:	How do I vote?

A:	After you have carefully read this document, indicate on your proxy card how you want your shares to be voted, then sign, date and mail it in the enclosed postage-paid envelope as soon as possible so that your shares may be represented and voted at the applicable meeting. If you are a record owner of shares of Tower or First Chester common stock on the record date for the respective meeting, you may attend the meeting in person and vote, whether or not you have signed and mailed your proxy card.

If you sign and send in your proxy card and do not indicate how you want to vote, your proxy card will be counted as a vote “FOR” approval of the merger agreement and related transactions.

Alternatively, First Chester shareholders may vote their shares electronically either over the Internet at www.proxyvote.com or by touch tone telephone at 1-800-454-8683, and Tower shareholders may vote their shares electronically either over the Internet at              or by touch tone telephone at             . If Internet or telephone voting is available to you, voting instructions are printed on the proxy card or voting information form you received. Either method of submitting your proxy will enable your shares to be represented and voted at the applicable meeting.

Q:	What if I abstain from voting?

A:	If you abstain from voting, the abstention will be counted toward a quorum at the special meeting, but it will have the same effect as a vote against the merger proposal. This is because abstentions are treated as present and entitled to vote for purposes of determining the aggregate number of shares represented in person or by proxy at the special meeting, but do not count towards the affirmative votes required to approve the proposals.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	Your broker will vote your shares only if you provide instructions on how to vote. You should follow the directions provided by your broker.

Q:	What if I fail to instruct my broker on how to vote my shares?

A:	Brokers who hold shares in “street name” for customers have the authority to vote on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are precluded from exercising their voting discretion with respect to approving non-routine matters such as the merger proposal and, as a result, absent specific instructions from the beneficial owner of such shares, brokers are not empowered to vote those shares, referred to herein generally as “broker non-votes.” Broker non-votes, if any, will not be counted for purposes of determining a quorum but will have the same effect as a vote against the merger. Because the adjournment proposal is also considered non-routine for purposes of the special meeting, a broker non-vote on the adjournment proposal will have the effect of neither a vote for nor a vote against the adjournment proposal, as approval of the adjournment proposal only requires the affirmative vote of the majority of the outstanding shares that are present in person or represented by proxy and entitled to vote at the special meeting, and a broker non-vote is not treated as present in person or represented by proxy and entitled to vote at the special meeting.

Q:	Can I change my vote after I have mailed my signed proxy card?

A:	Yes. There are three ways for you to revoke your proxy and change your vote:

•	You may send a later-dated, signed proxy card before Tower’s or First Chester’s meeting, as it relates to you.

•

You may revoke your proxy by written notice delivered at any time prior to the vote on the merger, including delivery at the meeting of shareholders. First Chester shareholders should deliver this notice to John B. Waldron, Secretary, and Tower shareholders should deliver this notice to Carl D. Lundblad, Secretary.

•	You may attend the meeting and vote in person. If you have instructed a broker to vote your shares, you must follow the directions received from your broker to change your vote.

Q:	Do I have the right to dissent from the merger?

A.	No. As a shareholder of First Chester and/or Tower, you do not have the right under Pennsylvania law to dissent from the merger and to demand and receive cash for the fair value of your common stock.

Q.	What do I need to do now?

A.	After you have carefully read these materials, indicate on the enclosed proxy card how you want to vote your shares of either First Chester or Tower. Then sign, date and mail the proxy card in the enclosed postage-paid envelope as soon as possible so your shares will be represented and voted at either the First Chester or Tower meeting, as applicable. Alternatively, First Chester and Tower shareholders can vote their shares electronically either over the Internet or by touch tone telephone. See “How do I vote?” above.

Q.	Should I send in my stock certificates now?

A.	No. You should not send in your stock certificates at this time. First Chester shareholders will receive instructions from Tower’s exchange agent at a later time. See “Proposal I – Approval of the Merger and Related Matters – Terms of the Merger – Exchange Procedures” beginning on page .

Please do not send any stock certificates to Tower, First Chester, or the exchange agent until you receive instructions.

Q:	When do Tower and First Chester expect to complete the merger?

A:	Tower and First Chester expect to complete the merger shortly after all of the conditions to the merger are fulfilled, including obtaining the approval of First Chester shareholders and the approval of Tower shareholders. We anticipate that this will occur in the fourth quarter of 2010. Tower and First Chester cannot assure you that they will obtain the necessary shareholder approvals or that the necessary regulatory approvals already received will remain effective, any necessary extensions will be granted or the other conditions precedent to the merger can or will be satisfied.

Q:	What are the tax consequences of the merger to me?

A:	Because First Chester shareholders will receive solely Tower common stock for their shares (except for cash in lieu of fractional shares), they generally will not recognize gain or loss for United States federal income tax purposes.

If you are a Tower shareholder, there will be no changes to your shares of Tower common stock and there will be no tax consequences to you.

Each of Tower’s and First Chester’s obligations to complete the merger is conditioned on the receipt of a legal opinion regarding the federal income tax treatment of the merger. This opinion will not bind the Internal Revenue Service, or IRS, which could take a different view.

We urge you to consult with your tax advisor to fully understand the tax consequences to you. See “Proposal I – Approval of the Merger and Related Matters – Material Federal Income Tax Consequences” beginning on page             .

Q.	Whom should I call with questions?

A.	If you have questions about the merger or need additional copies of this document, you should contact:

For Tower Shareholders:	For First Chester Shareholders:
Tower Bancorp, Inc.	First Chester County Corporation
112 Market Street	9 North High Street
Harrisburg, Pennsylvania 17101	West Chester, Pennsylvania 19380
Attention: Carl D. Lundblad, Secretary	John Stoddart, Shareholder Relations Officer
(717) 231-2700	(484) 881-4000

Summary

This summary highlights selected information from this joint proxy statement/prospectus. It does not contain all of the information that may be important to you. We urge you to carefully read this entire document, its annexes and the other documents to which this document refers for a more complete understanding of the transaction. In addition, we incorporate by reference important business and financial information about Tower into this document. You may obtain the information incorporated by reference in this document without charge by following the instructions in the section entitled “Where You Can Find More Information” on page             . Each item in this summary includes a page reference directing you to a more complete description of that item.

Special Meeting of Shareholders of First Chester

First Chester Special Meeting to be Held             , 2010 (page             )

A special meeting of First Chester shareholders will be held at             local time on             , 2010 at             .

Matters to be Considered at the Special Meeting (page             )

At the special meeting, you will consider and vote on a proposal to approve and adopt the merger agreement and a proposal to adjourn the meeting to a later date or dates to permit further solicitation of proxies in the event that there are not sufficient votes at the time of the meeting to approve the matters to be considered by the shareholders at the meeting.

Record Date Set at             , 2010; One Vote per Share of First Chester Common Stock (page             )

You are entitled to vote at the special meeting if you were the record owner of shares of First Chester common stock as of the close of business on             , 2010, the record date established for the special meeting. You are entitled to one vote for each share of First Chester common stock you owned of record on the record date. If you were the record owner of shares of First Chester common stock on the record date, you may vote those shares either by attending the special meeting and voting your shares, by completing the enclosed proxy card and mailing it to First Chester in the enclosed envelope, voting electronically over the Internet, or by touch tone telephone.

On             , 2010, a total of             votes were eligible to be cast at the First Chester special meeting.

Vote Required to Approve Proposals (page             )

Approval of the merger agreement requires the affirmative vote of the holders of at least a majority of the issued and outstanding shares of First Chester common stock entitled to vote at the special meeting. A majority of the issued and outstanding First Chester shares must be present in person or by proxy for any vote to be valid.

Approval of the adjournment of the meeting requires the affirmative vote of a majority of the shares present at the meeting, in person or by proxy, whether or not a quorum is present.

The First Chester directors and executive officers have agreed to vote all of their shares of First Chester common stock for approval of the merger agreement. As of the record date, First Chester directors and executive officers beneficially owned and are entitled to vote approximately             % of the shares entitled to vote at the

special meeting. In addition, as of the record date, the trust department of First National Bank of Chester County, or FNB, held             shares of First Chester common stock as fiduciary for certain trusts, estates and agency accounts that beneficially own the shares. Of these shares,             are held in accounts where FNB is the sole trustee or executor and may not be voted by FNB to approve the merger. FNB has shared voting power as to the remaining             shares, which may not be voted without the authorization of the other co-trustee or principal.

Recommendation of the Board of Directors of First Chester (page             )

The board of directors of First Chester unanimously recommends that you vote “FOR” approval of the merger agreement and related transactions and “FOR” adjournment of the meeting to a later date or dates to permit further solicitation of proxies, if necessary.

Special Meeting of Shareholders of Tower

Tower Special Meeting to be Held             , 2010 (page             )

A special meeting of Tower shareholders will be held at             local time on             , 2010 at             .

Matters to be Considered at the Special Meeting (page             )

At the special meeting, you will consider and vote on a proposal to approve and adopt the merger agreement and a proposal to adjourn the meeting to a later date or dates to permit further solicitation of proxies in the event that there are not sufficient votes at the time of the meeting to approve the matters to be considered by the shareholders at the meeting.

Record Date Set at             , 2010; One Vote per Share of Tower Common Stock (page             )

You are entitled to vote at the special meeting if you were the record owner of shares of Tower common stock as of the close of business on             , 2010, the record date established for the special meeting. You are entitled to one vote for each share of Tower common stock you owned of record on the record date. If you were the record owner of shares of Tower common stock on the record date, you may vote those shares either by attending the special meeting and voting your shares, or by completing the enclosed proxy card and mailing it to Tower in the enclosed envelope, or, for certain Tower shareholders, by voting electronically over the Internet or by touch tone telephone.

On             , 2010, a total of             votes were eligible to be cast at the Tower special meeting.

Vote Required to Approve Proposals (page             )

Approval of the merger agreement requires the affirmative vote of at least 66 2/ 3% of the outstanding shares of Tower common stock entitled to vote at the Tower special meeting. A majority of the issued and outstanding Tower shares must be present in person or by proxy for any vote to be valid.

Approval of the adjournment of the meeting requires the affirmative vote of a majority of the shares present at the meeting, in person or by proxy, whether or not a quorum is present.

As of             , 2010, Tower directors and executive officers beneficially owned approximately             % of the outstanding shares of Tower common stock entitled to vote at the special meeting. Tower directors and executive officers have indicated that they plan to vote the shares of Tower common stock that they own “FOR” approval of the merger agreement and related transactions.

In addition, as of the record date, the trust department of Graystone Tower Bank held             shares of Tower common stock as fiduciary for certain trusts, estates and agency accounts that beneficially own the shares. Graystone Tower Bank has voting power as to             of these shares, and, subject to the provisions of governing instruments and/or in accordance with applicable provisions of fiduciary law, we anticipate that these shares will be voted “FOR” approval of the merger agreement and related transactions.

Recommendation of the Board of Directors of Tower (page             )

The board of directors of Tower unanimously recommends that you vote “FOR” approval of the merger agreement and related transactions and “FOR” adjournment of the meeting to a later date or dates to permit further solicitation of proxies, if necessary.

The Merger

The merger agreement provides for the merger of First Chester with and into Tower, with Tower as the surviving corporation. The merger agreement and the first and second amendments to the merger agreement are attached to this document as Annexes A, B and C, respectively. Unless otherwise noted, the merger agreement, as amended, is referred to in this document as the merger agreement. We encourage you to read the entire merger agreement, including the exhibits attached to the merger agreement, because it is the principal legal document that governs the transaction.

First Chester Shareholders Will Receive 0.453 Shares of Tower Common Stock for Each Share of First Chester Common Stock, Subject to Adjustment (see page         )

Each of your shares of First Chester common stock will automatically be converted into the right to receive 0.453 shares of Tower common stock, which is referred to as the exchange ratio. The exchange ratio is subject to adjustment, as described in this document and the merger agreement, in the event that First Chester Delinquent Loans, as defined in and calculated in accordance with the merger agreement, are equal to or less than $35 million, or greater than $55 million, as of the last business day of the month prior to the closing date of the merger. Further, it is a condition of the merger that First Chester Delinquent Loans not exceed $90 million as of the last business day of the month prior to the closing date of the merger. First Chester Delinquent Loans is defined in the merger agreement to include (i) all loans with principal and/or interest that are 30-89 days past due, (ii) all loans with principal and/or interest that are at least 90 days past due and still accruing, (iii) all loans with principal and/or interest that are nonaccruing, (iv) restructured and impaired loans, (v) other real estate owned, or OREO, and (vi) net charge-offs from September 30, 2009 through the last business day of the month prior to the date on which the merger is completed. If the merger had been completed during the month of August 2010, the exchange ratio would have been 0.291 based on First Chester Delinquent Loans of $77.7 million calculated as of July 31, 2010. The exchange ratio is subject to adjustment and the actual exchange ratio will not be determined until after the merger is completed.

First Chester shareholders who would otherwise be entitled to a fraction of a whole share of Tower common stock will instead receive a cash payment equal to the product of such fraction multiplied by the average closing sale price for a share of Tower common stock for the five (5) consecutive trading days immediately preceding, but not including, the trading day prior to the effective date of the merger. See “Proposal I – Approval of the Merger and Related Matters – Terms of the Merger – Merger Consideration” beginning on page             and “Proposal I – Approval of the Merger and Related Matters – Terms of the Merger – Conditions to the Merger” beginning on page             .

The Boards of Directors Unanimously Recommend Approval of the Merger (see page             )

Each of the boards of directors of Tower and First Chester believes that the merger transaction is in the best interests of its respective company and unanimously recommends that you vote “FOR” the proposal to approve and adopt the merger agreement. In approving the merger agreement, each of the boards considered, among other things, the earnings and financial conditions of Tower and First Chester, the financial and other terms of the merger and the business and prospects of each of Tower and First Chester.

First Chester Has Received an Opinion from its Financial Advisor that the Merger Consideration is Fair From a Financial Point of View (see page             )

On December 27, 2009, Sandler O’Neill & Partners, L.P., or Sandler O’Neill, rendered its opinion to the board of directors of First Chester that, as of the date of the opinion, and based upon and subject to the factors and assumptions set forth in the opinion, the exchange ratio of 0.453 shares of Tower common stock for each outstanding share of First Chester common stock, including as potentially adjusted under the terms of the merger agreement, was fair, from a financial point of view, to First Chester’s shareholders. The full text of Sandler O’Neill’s written opinion, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this document as Annex D. First Chester shareholders are urged to read the opinion in its entirety. Sandler O’Neill’s written opinion is addressed to the board of directors of First Chester, is directed only to the exchange ratio in the merger and does not constitute a recommendation as to how any holder of First Chester common stock should vote with respect to the merger or any other matter.

Tower Has Received an Opinion from its Financial Advisor that the Merger Consideration is Fair From a Financial Point of View (see page             )

On December 27, 2009, Keefe, Bruyette & Woods, Inc., or KBW, rendered its opinion to the board of directors of Tower that, as of the date of the opinion, and based upon and subject to the factors and assumptions set forth in the opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to Tower. The full text of KBW’s written opinion, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this document as Annex E. Tower shareholders are urged to read the opinion in its entirety. KBW’s written opinion is addressed to the board of directors of Tower, is directed only to the exchange ratio in the merger and does not constitute a recommendation as to how any holder of Tower common stock should vote with respect to the merger or any other matter.

Operations and Management Following the Transaction (see page             )

Under the terms of the merger agreement, First Chester will merge with and into Tower and First Chester will cease to exist as a separate entity, and First National Bank of Chester County will merge with and into Graystone Tower Bank, with Graystone Tower Bank being the surviving bank. The current banking offices of FNB located in Chester and Delaware Counties will operate as a regional division of Graystone Tower Bank, which division is referred to in this document as the Chester County Division.

Additionally, First Chester has agreed to use its best efforts, and to cause FNB to use its best efforts, to sell, at or prior to the effective time of the merger, the American Home Bank Division of FNB, referred to in this document as the AHB Division, to one or more purchasers, on terms and conditions acceptable to First Chester and Tower. The AHB Division conducts mortgage-banking activities and includes, without limitation, the interests of FNB in certain mortgage-banking related joint ventures and activities related to residential mortgage lending. As of the date of this document, no agreement for the sale of the AHB Division has been reached.

Following consummation of the merger, the executive management team of Graystone Tower Bank will remain unchanged, and John A. Featherman, III, current Chairman, President and Chief Executive Officer of First Chester and FNB, will be appointed Chairman and Chief Executive Officer of the Chester County Division of Graystone Tower Bank and Clay T. Henry, current Executive Vice President of the First National Wealth Management division of FNB, will be appointed President of Graystone Tower Bank’s Wealth Management Division. Additionally, upon the effective date of the merger, three current directors of First Chester to be selected by the board of directors of First Chester, with the approval of the board of directors of Tower, will be appointed to the board of directors of Tower, and three current directors of FNB not selected for appointment to the board of directors of Tower will be appointed to the board of directors of Graystone Tower Bank.

Certain Conditions Must be Satisfied Before the Transaction is Completed (see page             )

The completion of the transaction depends upon satisfaction or waiver of a number of conditions, including the following:

•	the approval of the merger agreement by First Chester and Tower shareholders;

•	the accuracy of the representations and warranties made in the merger agreement;

•	the performance of obligations by First Chester and Tower under the merger agreement;

•

the receipt of required governmental approvals (including from banking and federal and state securities regulators) and the expiration or termination of all applicable statutory waiting periods relating to the transaction;

•	First Chester Delinquent Loans not exceeding $90 million as of the last business day of the month prior to the closing date of the merger;

•	the absence of any injunction or other order by any court or other governmental entity which would prohibit or prevent the transaction; and

•

receipt by Tower and First Chester of a tax opinion of their respective legal counsel, based on facts, assumptions and representations set forth in the opinion, to the effect that the transaction constitutes a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended, which is referred to in this document as the “Code.”

The Merger Agreement Can Be Amended or Terminated (see page             )

The parties can mutually agree to terminate the merger agreement at any time prior to completing the transaction. In addition, either party acting alone can terminate the merger agreement in certain specified circumstances, including the failure to complete the transaction by November 20, 2010, unless the terminating party’s breach is the reason the transaction has not been completed.

The parties can mutually agree to amend the merger agreement at any time prior to completing the transaction; provided, however, that after the receipt of any approval of the merger agreement by shareholders of First Chester or Tower, no amendment shall modify the amount or form of consideration to be provided in the merger to holders of First Chester common stock, amend the articles of incorporation of Tower, or otherwise materially and adversely affect the shareholders of First Chester or Tower.

We Must Obtain Regulatory Approvals to Complete the Transaction (see page             )

The transaction cannot be completed until required approvals are received from banking regulators. As of the date hereof, Tower has received requisite approvals from the Federal Reserve, the FDIC and the Pennsylvania Department of Banking. Such approvals are subject to expiration or revocation. Should it be necessary to request an extension of the expiration date of one or more regulatory approvals, we cannot be certain that the extension will be granted. As of the date of this document, Tower has applied for an extension of the approval received from the Federal Reserve, which would otherwise expire on September 23, 2010.

First Chester Directors and Executive Officers Have Agreed to Vote in Favor of the Merger (see page     )

On December 27, 2009, the directors and executive officers of First Chester had sole or shared voting power over             shares, or             % of the outstanding shares of First Chester common stock. These directors and executive officers have agreed with Tower to vote these shares of First Chester common stock and shares subsequently obtained “FOR” approval of the merger agreement and related transactions.

First Chester and Tower Directors and Management May Have Interests in the Merger that Differ from Your Interests (see page             )

The directors and executive officers of each of First Chester and Tower and their subsidiaries may be deemed to have interests in the merger as directors and employees that are different from or in addition to yours as a First Chester or Tower shareholder. These interests include, among others, provisions in the merger agreement regarding board membership, as well as change in control agreements, employment agreements, supplemental benefit retirement plans, deferred compensation plans, indemnification, insurance, stock options, restricted stock plans, vesting of options and restricted stock, and eligibility to participate in various employee benefit plans. For purposes of the First Chester agreements and plans, the completion of the transactions contemplated by the merger agreement will generally constitute a change in control. These additional interests may create potential conflicts of interest and cause some of these persons to view the proposed transaction differently than you may view it as a shareholder. In addition, one or more of the executive officers of the AHB Division may enter into employment and other agreements with the purchaser of the AHB Division and may be retained as a consultant to First Chester and/or Tower to assist with the discontinuation of mortgage banking operations after the sale.

Each of First Chester’s and Tower’s board of directors was aware of these interests and considered them in approving and recommending the merger agreement.

Shareholders Do Not Have Dissenters’ Rights of Appraisal (see page     )

As a shareholder of First Chester and/or Tower, you do not have any dissenters’ or appraisal rights in connection with the merger and the other matters described in this joint proxy statement/prospectus.

The Rights of Tower Shareholders and First Chester Shareholders are Different (see page     )

Pennsylvania law and First Chester’s articles of incorporation and bylaws currently govern the rights of First Chester shareholders. Pennsylvania law and Tower’s articles of incorporation and bylaws currently govern the rights of Tower shareholders. These rights are not identical. When the merger is completed, First Chester shareholders who receive shares of Tower common stock in the merger will become Tower shareholders and have the rights of Tower shareholders.

Important Federal Income Tax Consequences of the Transaction (see page     )

We have structured the transaction to be treated as a reorganization for U.S. federal income tax purposes. The parties are not required to close the merger unless each of First Chester and Tower has received a legal opinion from its respective legal counsel that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368 of the Code. First Chester shareholders will not recognize any income, gain or loss for U.S. federal income tax purposes on the receipt of Tower common stock. These opinions of counsel, however, will not bind the IRS, which could take a different view.

Tax matters are complicated and the tax consequences of this transaction to you will depend upon your individual circumstances. We urge you to contact your tax advisor to understand fully the transaction’s tax consequences to you.

Tower Will Account for the Transaction as an Acquisition (see page     )

Tower expects to account for the transaction using the acquisition method of accounting. Under this method of accounting, all of the assets and liabilities of First Chester will be recorded on Tower’s consolidated balance sheet at estimated fair value as of the effective date of the merger. The amount by which the purchase price paid by Tower exceeds the fair value of the net assets acquired by Tower through the transaction will be recorded as goodwill.

The Companies

Tower Bancorp, Inc. (see page     )

Tower Bancorp, Inc. is a Pennsylvania corporation and a registered financial holding company based in Harrisburg, Dauphin County, Pennsylvania. On March 31, 2009, Tower consummated a merger with Graystone Financial Corp., a privately held Pennsylvania business corporation and a registered bank holding company, with Tower as the surviving institution. Contemporaneous with the holding company merger, Tower’s wholly-owned subsidiary, The First National Bank of Greencastle, merged with and into Graystone Bank, the wholly-owned subsidiary of Graystone Financial Corp., with Graystone Bank as the surviving institution under the name “Graystone Tower Bank.”

Tower and its wholly-owned bank subsidiary, Graystone Tower Bank, engage in full service commercial and consumer banking businesses through 27 branch offices located in Centre, Cumberland, Dauphin, Franklin, Fulton, Lancaster and York Counties in Pennsylvania, and Washington County in Maryland. At June 30, 2010, Tower had total consolidated assets of $1.6 billion, deposits of $1.3 billion and shareholders’ equity of $165.3 million.

The principal executive offices of Tower are located at:

Tower Bancorp, Inc.

112 Market Street

Harrisburg, PA 17101

(717) 231-2700

First Chester County Corporation (see page     )

First Chester County Corporation is a Pennsylvania corporation and a registered financial holding company based in West Chester, Chester County, Pennsylvania. On December 31, 2008, First Chester completed its acquisition of American Home Bank, National Association, a national banking association, through the merger of American Home Bank with and into First Chester’s wholly-owned bank subsidiary, First National Bank of Chester County, or FNB.

First Chester and FNB engage in full service commercial and consumer banking businesses through 23 branch offices located in Chester, Cumberland, Delaware and Lancaster Counties in Pennsylvania. At June 30, 2010, First Chester had total consolidated assets of $1.2 billion, deposits of $992 million and total equity of $55.6 million.

The principal executive offices of First Chester are located at:

First Chester County Corporation

9 North High Street

West Chester, PA 19380

(484) 881-4000

Market Price and Dividend Information

Tower common stock is listed and trades on the NASDAQ Global Market under the symbol “TOBC.” As of             , 2010, there were             shares of Tower common stock outstanding, which were held by approximately             holders of record, and outstanding options that were exercisable on that date (or within 60 days of that date) for             additional shares of Tower common stock.

First Chester common stock is listed and trades on the NASDAQ Capital Market under the symbol “FCEC.” As of             , 2010, there were             shares of First Chester common stock outstanding, which were held by approximately             holders of record, and outstanding options that were exercisable on that date (or within 60 days of that date) for             additional shares of First Chester common stock.

Tower common stock began trading on the NASDAQ Global Market on April 6, 2009, and First Chester common stock began trading on the NASDAQ Capital Market on October 23, 2009. Prior to that, both companies’ common stock was quoted on the Over-the-Counter Bulletin Board, or OTCBB. The table below sets forth, for the indicated periods, the high and low bid prices for Tower and First Chester common stock as reported on the OTCBB prior to being listed on the NASDAQ Global Market and NASDAQ Capital Market, respectively, the high and low sales prices reported on the NASDAQ Global Market and NASDAQ Capital Market after such listing, and dividends declared per share of Tower and First Chester common stock, in U.S. dollars. OTCBB quotations reflect inter-dealer prices, without markup, markdown or commissions, and may not represent actual transactions.

	Tower Common Stock					First Chester Common Stock
	Price				Dividend Declared (1)	Price				Dividend Declared
	High		Low			High		Low
2007
First Quarter		$44.75		$43.70	$0.26		$21.35		$20.01		$0.135
Second Quarter		$44.75		$43.15	$0.26		$21.25		$19.75		$0.135
Third Quarter		$44.25		$42.10	$0.26		$20.25		$17.35		$0.135
Fourth Quarter		$42.50		$41.10	$0.28		$18.75		$17.10		$0.14

2008
First Quarter		$41.50		$38.25	$0.28		$18.00		$16.91		$0.14
Second Quarter		$39.45		$37.10	$0.28		$17.25		$14.60		$0.14
Third Quarter		$38.50		$28.50	$0.28		$15.75		$13.50		$0.14
Fourth Quarter		$32.00		$19.00	$0.28		$15.62		$9.30		$0.14

2009
First Quarter		$26.50		$19.00	$0.28		$10.00		$4.25		$0.14
Second Quarter		$37.50		$22.50	$0.28		$12.45		$8.05		$0.14
Third Quarter		$37.00		$25.26	$0.28		$11.50		$9.00		$0.14
Fourth Quarter		$26.75		$19.06	$0.28		$11.50		$4.36		$0.02

2010
First Quarter		$27.95		$22.57	$0.28		$9.45		$9.15	$	N/A
Second Quarter		$27.60		$21.16	$0.28		$10.58		$7.06	$	N/A
Third Quarter (2)	$		$		$0.28	$		$		$	N/A

(1)	In addition to the foregoing quarterly dividends, Tower declared a special cash dividend of $1.12 per share on March 11, 2009 pursuant to the terms of the merger agreement by and between Tower and Graystone Financial Corp.
(2)	As of , 2010.

On December 24, 2009, the last full trading day before the public announcement of the execution of the merger agreement, and on             , 2010, the latest practicable trading day before printing of this document, the high, low and closing sales prices for Tower and First Chester common stock were as follows:

	December 24, 2009			, 2010
	High	Low	Closing	High	Low	Closing
Tower Common Stock	$22.57	$22.55	$22.55
First Chester Common Stock	$5.74	$5.05	$5.50

The market prices of Tower common stock and First Chester common stock are subject to fluctuation. As a result, we urge you to obtain current market quotations for Tower and First Chester shares.

Market Value of Securities

The following table sets forth the market value per share of Tower common stock, the market value per share of First Chester common stock and the equivalent market value per share of First Chester common stock on December 24, 2009 (the last full trading day preceding public announcement of the merger) and             , 2010 (the latest practicable trading day prior to the date of this document). The equivalent market value per share is based upon an assumed exchange ratio of shares of Tower common stock indicated below multiplied by the closing sales price for Tower common stock on the date specified. The exchange ratio is subject to adjustment. See “Proposal I – Approval of the Merger and Related Matters – Terms of the Merger – Merger Consideration.”

The historical market values per share of Tower common stock and First Chester common stock and the historical market value of Tower common stock used to determine the equivalent market value per share of First Chester common stock are the per share closing sales prices on December 24, 2009 and             , 2010 respectively, as reported on the NASDAQ Global Market with respect to Tower common stock, and the NASDAQ Capital Market with respect to First Chester common stock.

			First Chester
	Tower Historical		Historical	Equivalent Market Value No. 1 (1)	Equivalent Market Value No. 2 (1)
December 24, 2009		$22.55	$5.50	$10.22	$6.56
, 2010	$

(1)	Because the exchange ratio is subject to adjustment based upon First Chester Delinquent Loans as of the last business day of the month prior to the closing date of the merger, we have presented the equivalent market value based on an assumed exchange ratio of 0.453 (Equivalent Market Value No. 1), which was the exchange ratio as of the date of signing of the merger agreement, and based on an assumed exchange ratio of 0.291 (Equivalent Market Value No. 2), which would have been the exchange ratio if the closing date of the merger had occurred in August 2010 based on First Chester Delinquent Loans calculated as of July 31, 2010. The exchange ratio is subject to adjustment and the actual exchange ratio will not be determined until after the merger is completed. See “Proposal I – Approval of the Merger and Related Matters – Terms of the Merger – Merger Consideration” beginning on page .

Selected Historical Financial Data of Tower

The following table sets forth selected historical consolidated financial data from Tower’s consolidated financial statements and should be read in conjunction with Tower’s consolidated financial statements, including the related notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” set forth in Tower’s quarterly report on Form 10-Q for the quarter ended June 30, 2010 and in Tower’s annual report on Form 10-K for the year ended December 31, 2009 and incorporated by reference into this joint proxy statement/prospectus. On March 31, 2009, Tower completed a merger with Graystone Financial Corp., with Tower as the surviving corporation. The merger, while considered a “merger of equals,” is accounted for as a reverse acquisition using the acquisition method of accounting, in accordance with the provisions of the Accounting Standards Codification (“ASC”) 805, “Business Combinations,” with Graystone as the accounting acquirer. As a result, the historical financial information for periods prior to March 31, 2009 is that of Graystone. Additionally, historical information for 2005 includes the period from formation of Graystone on September 2, 2005 to December 31, 2005.

The selected historical consolidated financial data of Tower as of and for the year ended December 31, 2009, is derived from Tower’s audited consolidated financial statements and related notes, which were audited by KPMG LLP, an independent registered public accounting firm. The summary historical consolidated financial data as of and for the years ended December 31, 2008, 2007, 2006 and 2005 is derived from Graystone’s audited consolidated financial statements and related notes, which were audited by ParenteBeard LLC, an independent registered public accounting firm. The Graystone audited financial statements and related notes for the years ended December 31, 2008 and 2007 were filed as an exhibit to Tower’s current report on Form 8-K/A filed on June 1, 2009. The selected historical consolidated financial data as of and for the six months ended June 30, 2010 and June 30, 2009 is derived from unaudited consolidated financial statements for those periods. The unaudited consolidated financial statements include all adjustments, consisting only of normal recurring items, which Tower’s management considers necessary for a fair presentation of Tower’s financial position and results of operations for these periods filed in Tower’s quarterly report on Form 10-Q for the quarter ended June 30, 2010.

The financial condition and results of operations as of and for the six months ended June 30, 2010, do not purport to be indicative of the financial condition or results of operations to be expected as of or for the fiscal year ending December 31, 2010. The summary historical consolidated financial data, which as noted above includes historic Graystone information, may not be indicative of the financial results for the combined Tower entity. You should not place undue reliance on such information. On June 1, 2009, Tower filed as an exhibit to its Form 8-K/A pro forma combined financial information giving effect to the merger of Graystone with and into Tower, which information is incorporated by reference into this joint proxy statement/prospectus. You should review that information together with the data provided below. For more information, see the sections “Where You Can Find More Information” beginning on page      and “Incorporation By Reference” beginning on page     .

	For the Six Months Ended June 30,		For the Years Ended December 31,				Period from Sept. 2, 2005 (inception date) to December 31,
	2010	2009	2009	2008	2007	2006	2005
SUMMARY OF OPERATIONS
(amounts in thousands except per share data)
Interest income	$36,057	$24,083	$56,383	$32,157	$24,313	$10,618	$251
Interest expense	11,105	9,596	20,428	16,481	13,586	5,899	98
Net interest income	24,952	14,487	35,955	15,676	10,727	4,719	153
Provision for loan losses	3,350	3,016	5,216	2,550	1,997	1,756	400
Non-interest income	4,496	3,694	8,828	3,089	1,592	367	5
Non-interest expense	21,457	14,043	31,949	13,800	10,674	6,413	1,321
Merger expenses	187	1,412	2,080	—	—	—	—
Income (loss) before income taxes	4,454	(290)	5,538	2,415	(352)	(3,083)	(1,563)
Income tax expense/(benefit)	1,372	(243)	1,829	333	(6)	—	—
Net income (loss)	3,082	(47)	3,709	2,082	(346)	(3,083)	(1,563)

PER COMMON SHARE
Net Income (Loss) Per Common Share
Basic	$0.43	$(0.01)	$0.72	$0.76	$(0.19)	$(2.88)	$(1.54)
Diluted	$0.43	$(0.01)	$0.72	$0.76	$(0.19)	$(2.88)	$(1.54)
Cash dividends declared	$0.56	$0.28	$0.84	$—	$—	$—	$—

Weighted Average Common Shares Outstanding
Basic	7,129,491	3,918,250	5,156,078	2,734,027	1,867,767	1,070,519	1,014,300
Diluted	7,133,819	3,918,250	5,161,325	2,734,027	1,867,767	1,070,519	1,014,300
Common shares outstanding at period end	7,140,227	5,058,836	7,122,683	2,740,325	2,733,663	1,246,700	1,014,300
Book value per share	$23.16	$22.11	$23.02	$19.99	$19.05	$11.21	$14.30

RATIOS
Return on average assets	0.41%	-0.01%	0.32%	0.38%	-0.10%	-1.98%	-5.48%
Return on average equity	3.77%	-0.12%	3.22%	3.90%	-1.15%	-21.96%	-10.22%
Net interest margin	3.68%	3.37%	3.49%	2.97%	3.24%	3.10%	2.89%
Efficiency ratio	73.50%	85.01%	75.99%	73.54%	86.64%	126.09%	836.08%
Non-performing assets to total assets	0.83%	0.53%	0.53%	0.23%	0.02%	N/M	N/M
Average equity to average assets ratio	10.77%	8.34%	9.92%	9.73%	8.84%	9.01%	53.62%

Capital Ratios:
Total capital (to risk-weighted assets)	14.49%	10.87%	14.53%	10.10%	N/A (1)	N/A (1)	N/A (1)
Tier 1 capital (to risk-weighted assets)	12.00%	9.25%	13.05%	9.10%	N/A (1)	N/A (1)	N/A (1)
Tier 1 capital (to average assets)	9.69%	7.84%	10.70%	8.50%	N/A (1)	N/A (1)	N/A (1)

	For the Six Months Ended June 30,		For the Years Ended December 31,				Period from Sept. 2, 2005 (inception date) to December 31,
	2010	2009	2009	2008	2007	2006	2005

PERIOD-END BALANCES
(amounts in thousands except per share data)
Total assets	$1,588,079	$1,272,867	$1,470,583	$641,318	$446,412	$245,095	$65,091
Securities available for sale	190,895	50,946	189,853	19,904	27,931	63,734	36,807
Loans, net of unearned income	1,216,335	1,014,072	1,146,305	571,046	390,274	172,519	25,638
Allowance for loan losses	11,619	7,966	9,695	6,017	4,148	2,516	400
Goodwill and intangible assets	14,966	15,841	15,302	—	—	—	—
Deposits and securities sold under repurchased agreements	1,327,397	1,071,550	1,223,361	533,854	385,391	223,622	40,638
Borrowings	82,761	75,605	70,981	43,614	4,430	6,200	9,714
Shareholders’ equity	165,343	111,851	163,877	54,785	52,085	13,971	14,502

(1)	Graystone Financial Corp. qualified as a small bank holding company and was exempt from regulatory capital requirements at the holding company level.

Selected Historical Financial Data of First Chester

The following table sets forth selected historical consolidated financial information with respect to First Chester as of and for the fiscal years ended December 31, 2009, 2008, 2007, 2006 and 2005. This information is derived from, and should be read in conjunction with, First Chester’s consolidated financial statements and the accompanying notes, which were audited by Grant Thornton LLP, an independent registered public accounting firm. The selected historical consolidated financial data as of and for the six months ended June 30, 2010 and June 30, 2009 is derived from unaudited consolidated financial statements for those periods. The unaudited consolidated financial statements include all adjustments, consisting only of normal recurring items, which First Chester’s management considers necessary for a fair presentation of its financial position and results of operations for these periods filed in its quarterly report on Form 10-Q for the quarter ended June 30, 2010. The financial condition and results of operations as of and for the six months ended June 30, 2010, do not purport to be indicative of the financial condition or results of operations to be expected as of or for the fiscal year ending December 31, 2010. The financial information below was provided to Tower by First Chester and should be read in conjunction with First Chester’s consolidated financial statements and related notes and the information contained under the headings “Description of First Chester – Management’s Discussion and Analysis of Financial Condition and Results of Operations of First Chester – December 31, 2009” and “Description of First Chester – Management’s Discussion and Analysis of Financial Condition and Results of Operations of First Chester – June 30, 2010,” which can be found elsewhere in this joint proxy statement/prospectus.

SUMMARY OF OPERATIONS	Six Months Ended		December 31,
	June 30, 2010	June 30, 2009
(Dollars in thousands)			2009	2008	2007	2006	2005
Interest income from continuing operations	$25,527	$28,838	$57,554	$55,308	$56,436	$52,202	$44,604
Interest expense from continuing operations	8,491	10,372	19,381	22,426	24,973	20,037	13,579
Net interest income from continuing operations	17,036	18,466	38,173	32,882	31,463	32,165	31,025
Provision for loan and lease losses from continuing operations	398	6,471	33,919	1,632	80	3	1,382
Net interest income after provision for loan and lease losses from continuing operations	16,638	11,995	4,254	31,250	31,383	32,162	29,643
Non-interest income from continuing operations	3,492	5,167	7,500	9,530	11,787	9,212	9,325
Non-interest expense from continuing operations	20,359	20,653	43,958	33,576	32,570	31,153	30,557
(Loss) income from continuing operations before income taxes	(229)	(3,491)	(32,204)	7,204	10,600	10,221	8,411
Income taxes from continuing operations	—	(787)	(511)	1,747	2,931	2,886	1,900
Net (loss) income from continuing operations, including noncontrolling interest	(229)	(2,704)	(31,693)	5,457	7,669	7,335	6,511
Income from discontinued operations, net of taxes	(549)	6,833	3,923	—	—	—	—
Less: Net income attributable to noncontrolling interest	853	870	1,858	—	—	—	—
Net Income attributable to discontinued operations	(1,402)	5,963	2,065	—	—	—	—
Net (loss) income attributable to First Chester County Corporation	$(1,631)	$3,259	$(29,628)	$5,457	$7,669	$7,335	$6,511

SUMMARY OF CONDITION	June 30, 2010	June 30, 2009	December 31,
(Dollars in thousands)			2009	2008	2007	2006	2005
Assets	$1,167,870	$1,449,735	$1,377,236	$1,300,178	$914,781	$872,094	$845,534
Gross loans and leases	867,478	947,914	901,889	940,083	742,775	694,343	664,276
Investment securities	62,801	81,893	82,698	114,584	97,977	88,714	97,088
Deposits	991,967	1,015,434	1,110,300	1,015,192	704,898	724,668	696,097
Borrowings	104,097	326,168	193,692	186,635	130,849	77,061	84,365
Equity	55,552	88,463	56,902	85,317	67,979	63,262	58,677
Allowance for loan and lease losses	(21,534)	(15,528)	(23,217)	(10,335)	(7,817)	(8,186)	(8,123)
Wealth management assets (1)	528,776	505,961	548,616	484,607	591,297	562,952	561,030

PER COMMON SHARE	Six Months Ended		December 31,
	June 30, 2010	June 30, 2009

			2009	2008	2007	2006	2005
Net (loss) income per share from continuing operations (Basic)	$(0.04)	$(0.43)	$(5.05)	$1.05	$1.49	$1.42	$1.28
Net (loss) income per share from continuing operations (Diluted)	$(0.04)	$(0.43)	$(5.05)	$1.05	$1.47	$1.40	$1.24
Net income per share from discontinued operations (Basic)	$(0.22)	$0.95	$0.33	—	—	—	—
Net income per share from discontinued operations (Diluted)	$(0.22)	$0.95	$0.33	—	—	—	—
Net (loss) income per share attributable to First Chester County Corporation (Basic)	$(0.26)	$0.52	$(4.72)	$1.05	$1.49	$1.42	$1.28
Net (loss) income per share attributable to First Chester County Corporation (Diluted)	$(0.26)	$0.52	$(4.72)	$1.05	$1.47	$1.40	$1.24
Cash dividends declared	—	—	$0.440	$0.560	$0.545	$0.540	$0.525
Book value per share	$8.54	$13.74	$8.69	$13.44	$13.17	$12.28	$11.45
Weighted average shares outstanding (Basic)	6,328,446	6,255,295	6,281,304	5,188,171	5,160,607	5,160,340	5,104,745

Weighted average shares outstanding (Diluted)	6,328,446	6,255,295	6,281,304	5,200,323	5,219,940	5,249,200	5,240,497

RATIOS	Six Months Ended		December 31,
	June 30, 2010	June 30, 2010
			2009	2008	2007	2006	2005
Return on Average Assets	NM	0.24%	NM	0.55%	0.86%	0.86%	0.79%
Return on Average Equity	NM	3.70%	NM	7.92%	11.84%	11.85%	11.48%
Average Equity to Average Assets	4.39%	6.57%	6.48%	6.97%	7.22%	7.22%	6.86%
Dividend Payout Ratio	NM	NM	NM	53.23%	36.62%	37.98%	40.93%

(1)	These assets are managed by the Wealth Management division of FNB and are not assets of FNB or First Chester.
(2)	All per share data has been retroactively adjusted for stock dividends.

Selected Unaudited Pro Forma Combined Financial Data for Tower

The following table shows information about the combined company’s financial condition and results of operations, including per share data after giving effect to the merger. This information is called unaudited pro forma financial information in this document. The information under “Combined statement of operations” in the table below gives effect to the pro forma results for the six months ended June 30, 2010 and for the year ended December 31, 2009. The information under “Selected combined balance sheet items” in the table below assumes the merger was completed on June 30, 2010. This pro forma financial information assumes that the consolidation is accounted for using the acquisition method of accounting under ASC 805, “Business Combinations,” and represents a current estimate of the financial information based on available financial information of Tower and First Chester. See “Proposal I – Approval of the Merger and Related Matters – Accounting Treatment” on page             .

The unaudited pro forma combined financial information includes adjustments to reflect the assets and liabilities of First Chester at their estimated fair values at or near June 30, 2010. Such adjustments are subject to further adjustment as additional information becomes available and as additional analyses are performed. The pro forma financial information is presented for illustrative purposes only and does not include any assumptions regarding the possible impact of revenue enhancements, expense efficiencies, asset dispositions or share repurchases.

The information presented below should be read together with the historical consolidated financial statements of Tower and First Chester, including the related notes, and together with the consolidated historical financial data for Tower and First Chester and the other pro forma financial information, including the related notes, appearing elsewhere in this document or incorporated into this document by reference. See “Unaudited Pro Forma Combined Financial Information” beginning on page             . The pro forma financial data are not necessarily indicative of results that actually would have occurred had the merger been completed on the dates indicated or that may be obtained in the future.

In addition, as explained in more detail in the accompanying notes to the unaudited pro forma financial information found elsewhere in this joint proxy statement/prospectus, the allocation of the purchase price reflected in the following table is subject to adjustment and will vary from the actual purchase price allocation that will be recorded upon completion of the merger based upon changes in the balance sheet including fair value estimates.

Accounting Treatment

The merger will be accounted for under the acquisition method of accounting under accounting principles generally accepted in the United States of America. Under this method, First Chester’s assets and liabilities as of the date of the merger will be recorded at their respective fair values and added to those of Tower. Any difference between the purchase price for First Chester and the fair value of the identifiable net assets acquired (including core deposit intangibles) will be recorded as goodwill. In accordance with ASC 350 “Intangibles – Goodwill & Other” the goodwill resulting from the merger will not be amortized to expense, but instead will be reviewed for impairment at least annually and to the extent goodwill is impaired, its carrying value will be written down to its implied fair value and a charge will be made to earnings. Core deposit and other intangibles with definite useful lives recorded by Tower in connection with the merger will be amortized to expense over their estimated useful lives. The financial statements of Tower issued after the merger will reflect the results attributable to the acquired operations of First Chester beginning on the date of completion of the merger.

Prior to the adoption of ASC 805, equity consideration was measured using the price a few days before and after the measurement date, or the date when the terms and conditions of the acquisition have been agreed and the acquisition is publicly announced. As a result of ASC 805, common stock issued as consideration for the merger is measured at fair value as of the acquisition date in the relevant unaudited pro forma financial statements.

As a result of ASC 805, all loans are transferred at fair value, including adjustments for credit. An allowance for loan losses is not carried over. The estimated fair value adjustment on loans is $57.0 million, and the allowance for loan loss at June 30, 2010 was $21.5 million, attributable to the acquired operations of First Chester beginning on the date of completion of the acquisition.

Selected Unaudited Pro Forma Combined Financial Data

(Amounts In Thousands)

	For the Year Ended December 31, 2009	As of or for the Six Months Ended June 30, 2010
Combined statement of operations:
Total interest income	$116,244	$62,737
Total interest expense	35,096	17,239

Net interest income	81,148	45,498
Provision for loan losses	39,135	3,748

Net interest income after provision for loan losses	42,013	41,750
Non-interest income	16,328	7,988
Non-interest expenses	78,108	43,535

(Loss) income before taxes	(19,767)	7,203
Income tax expense	3,733	2,414

(Loss) income from continuing operations	(23,500)	4,789
Net loss (income) attributable to discontinued operations	2,065	(1,402)

Net (loss) income	$(21,435)	$3,387

Selected combined balance sheet items:
Securities available for sale		$242,671
Total loans, net		1,989,160
Total assets		2,725,742
Total deposits		2,318,394
Borrowing		156,680
Equity		207,166

Comparative Per Share Data

Presented below is the Tower and First Chester historical per share financial data, the unaudited pro forma combined per share financial data, and the First Chester pro forma equivalent per share financial data for the six months ended June 30, 2010 and the year ended December 31, 2009. This information should be considered together with the financial statements and related notes of Tower and First Chester and with the unaudited pro forma combined financial data included under “Unaudited Pro Forma Combined Financial Information” found elsewhere in this joint proxy statement/prospectus or incorporated herein by reference.

Unaudited Pro Forma Comparative Per Share Data

For The Six Months Ended June 30, 2010

(Amounts In Thousands, except per share data)

	Tower	First Chester	Pro Forma Combined	Pro Forma Equivalent First Chester Share (1)
Earnings per share (1):
For the six months ended June 30, 2010
Net income (loss) per share (Basic)	$0.43	$(0.26)	$0.37	$0.11
Net income (loss) per share (Diluted)	0.43	(0.26)	0.37	0.11

Dividends Declared:
For the six months ended June 30, 2010	$0.56	$—	$0.56	$0.16

Book Value:
As of June 30, 2010	$23.16	$8.54	$22.90	$6.66

(1)	Pro forma equivalent per share amount is calculated by multiplying the pro forma combined per share amount by an assumed exchange ratio of 0.291, which in accordance with the merger agreement is based on the amount of First Chester Delinquent Loans (as defined in the merger agreement) as of May 28, 2010, the last business day of the month prior to the assumed closing date of June 30, 2010.

Unaudited Pro Forma Comparative Per Share Data

For The Year Ended December 31, 2009

(Amounts In Thousands, except per share data)

	Tower	First Chester	Pro Forma Combined	Pro Forma Equivalent First Chester Share (1)
Earnings per share (1):
For the year ended December 31, 2009
Net income (loss) per share (Basic)	$0.72	$(4.72)	$(3.06)	$(0.89)
Net income (loss) per share (Diluted)	0.72	(4.72)	(3.06)	(0.89)

Dividends Declared:
For the year ended December 31, 2009	$0.84	$0.44	$0.84	$0.24

Book Value:
As of December 31, 2009	$23.02	$8.69	$22.89	$6.66

(1)	Pro forma equivalent per share amount is calculated by multiplying the pro forma combined per share amount by an assumed exchange ratio of 0.291, which in accordance with the merger agreement is based on the amount of First Chester Delinquent Loans (as defined in the merger agreement) as of May 28, 2010, the last business day of the month prior to the assumed closing date of June 30, 2010.

Risk Factors

An investment in Tower common stock in connection with the merger transaction involves certain risks, including, among others, the risks described below. In addition to the other information contained in this document, you should carefully consider the following risk factors in deciding whether to vote for approval of the merger agreement.

Risk Factors Related to the Merger

First Chester shareholders cannot be certain of the amount nor the market value of the merger consideration they will receive because the market price of Tower common stock will fluctuate and the exchange ratio is subject to adjustment based on changes in the amount of First Chester Delinquent Loans (as defined in the merger agreement).

Upon completion of the merger, each share of First Chester common stock will be converted into merger consideration consisting of a number of shares of Tower common stock equal to the exchange ratio, which was 0.453 at the time of the signing of the merger agreement. The exchange ratio of 0.453 shares is subject to adjustment, as described in the merger agreement (including Exhibit D attached to the merger agreement) and in this document, if First Chester Delinquent Loans are less than or equal to $35 million or exceed $55 million as of the last business day of the month prior to the closing date of the merger. Depending on the amount of First Chester Delinquent Loans as of such date, the exchange ratio may be reduced to a minimum of 0.237 shares of Tower common stock. However, in the event that First Chester Delinquent Loans do not exceed $35 million as of the applicable date, the merger agreement provides for an upward adjustment to the exchange ratio from 0.453 to 0.464 shares of Tower common stock. For example, if the closing date of the merger had occurred in August 2010, the exchange ratio would have been 0.291 based on First Chester Delinquent Loans of $77.7 million calculated as of July 31, 2010, the last business day of the prior month. As a result of the potential adjustment in the exchange ratio, the merger consideration a First Chester shareholder will receive if the merger is consummated cannot be determined until after the merger is completed. For a detailed description of the circumstances in which the exchange ratio may be adjusted and the components of First Chester Delinquent Loans, see “Proposal I – Approval of the Merger and Related Matters – Terms of the Merger – Merger Consideration” beginning on page             .

In addition, the market value of the merger consideration may vary from the closing price of Tower common stock on the date we announced the merger, on the date that this document was mailed to Tower and First Chester shareholders, on the date of the meetings of Tower and First Chester shareholders and on the date we complete the merger and thereafter. Any change in the exchange ratio or the market price of Tower common stock prior to completion of the merger will affect the amount of and the market value of the merger consideration that First Chester shareholders will receive upon completion of the merger. Accordingly, at the time of the shareholders meetings, Tower and First Chester shareholders will not know or be able to calculate with certainty the amount nor the market value of the merger consideration that would be paid by Tower to First Chester shareholders upon completion of the merger. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in its respective businesses, operations and prospects, and regulatory considerations. Many of these factors are beyond Tower’s control. You should obtain current market quotations for shares of Tower common stock and for shares of First Chester common stock before you vote.

Regulatory approvals already received may expire, be revoked or be amended to impose conditions that are not presently anticipated or cannot be met.

Before the transactions contemplated in the merger agreement, including the merger, may be completed, various approvals or consents must be obtained from various bank regulatory and other authorities, including the Federal Reserve, the FDIC and the Pennsylvania Department of Banking. These governmental entities may impose conditions on the completion of the merger or require changes to the terms of the merger agreement. Further, such approvals are subject to expiration if the transaction is not consummated within the time period provided in the approval.

As of the date of this joint proxy statement/prospectus, all requisite bank regulatory approvals have been received and remain effective, and none contain any unusual conditions to completion of the merger or require changes to the merger agreement. However, these approvals are subject to modification or revocation by the issuing regulatory authorities prior to the merger. Tower may be required to request an extension of the expiration date for one or more approvals. Although Tower and First Chester do not currently expect that any approvals will be revoked or modified to impose conditions on the merger or changes to the merger agreement, there can be no assurance that they will not be, and such conditions or changes could have the effect of delaying completion of the transactions contemplated in the merger agreement or imposing additional costs on or limiting Tower’s revenues, any of which might have a material adverse effect on Tower following the merger. The approval of the Federal Reserve expires on September 23, 2010. Although Tower has requested an extension of the approval from the Federal Reserve, there can be no assurance as to whether any requests for an extension of the expiration date of the Federal Reserve approval or any other regulatory approval will be received, the timing of those extensions, or whether any conditions will be imposed.

Tower may fail to realize all of the anticipated benefits of the transaction.

The success of the merger with First Chester will depend on, among other things, Tower’s ability to realize anticipated cost savings and to combine the businesses of Graystone Tower Bank and FNB in a manner that permits growth opportunities and does not materially disrupt the existing customer relationships of FNB nor result in decreased revenues resulting from any loss of customers. If Tower is not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all, or may take longer to realize than expected. Deterioration at First Chester with respect to its financial condition or results of operations prior to the merger makes this more difficult.

Tower’s management estimated at the time the merger was announced that, after the merger of the companies’ bank subsidiaries, it expected to achieve annual total cost savings of approximately $12 million, pre-tax, through the reduction of administrative and operational redundancies. While Tower believes these cost savings estimates are achievable as of the date of this joint proxy statement/prospectus, it is possible that the potential cost savings could turn out to be more difficult to achieve than originally anticipated. The cost savings estimates depend on the ability to combine the businesses of Tower and First Chester in a manner that permits those cost savings to be realized.

Additionally, Tower and First Chester have operated and, until completion of the merger, will continue to operate independently. Certain employees of First Chester will not be employed by Tower after the merger. Further, employees of First Chester that Tower wishes to retain may elect to terminate their employment as a result of the merger, which could delay or disrupt the integration process. It is possible that the integration process could result in the disruption of First Chester’s ongoing business or inconsistencies in standards, controls, procedures and policies that adversely affect Tower’s ability to maintain relationships with customers and employees or to achieve the anticipated benefits of the merger.

FNB is currently subject to a formal agreement between its board of directors and the OCC, the failure to comply with which could result in additional enforcement action.

On October 16, 2009, the board of directors of FNB entered into a Memorandum of Understanding, or MOU, with the Office of the Comptroller of the Currency, or OCC, which is a form of informal enforcement action and which focused, among other things, on FNB’s need to: (i) develop a comprehensive three-year capital plan; (ii) take action to protect criticized assets and adopt and implement a program to eliminate the basis of criticism of such assets; (iii) establish an effective program that provides for early problem loan identification and a formal plan to proactively manage those assets; (iv) review the adequacy of the bank’s information technology activities and Bank Secrecy Act compliance and approve written programs of policies and procedures to provide for compliance; and (v) establish a Compliance Committee of the board of directors to monitor and coordinate the bank’s adherence to the provisions of the MOU.

Additionally, in early November 2009, the OCC notified FNB that it had established individual minimum capital ratios, or IMCRs, requiring FNB to achieve, by December 31, 2009, and maintain a Tier 1 leverage capital ratio of at least 8% of adjusted total assets, a Tier 1 risk-based capital ratio of at least 10% and a total risk-based capital ratio of at least 12%, each of which exceeded the well-capitalized ratios generally applicable to bank under then-current regulations. Tower, through its subsidiary Graystone Tower Bank, has taken certain actions to assist FNB in achieving and maintaining capital ratios consistent with the IMCRs, including: (i) extending a $26 million loan to First Chester, the proceeds of which were contributed to FNB as Tier 1 capital, and which loan is secured by the stock of FNB; and (ii) purchasing from FNB $52.5 million in participations in performing first lien residential real estate and commercial loans at a 1.5% discount.

Despite these efforts, FNB subsequently reported that, as of December 31, 2009, FNB was not in compliance with the leverage capital ratio and the total risk-based capital ratio, and as of March 31, 2010, FNB was not in compliance with the Tier 1 leverage capital ratio established by the IMCRs. As of June 30, 2010, FNB had achieved compliance with the IMCRs.

On August 27, 2010, the board of directors of FNB entered into a formal written agreement with the OCC, which supersedes and replaces the MOU. The formal agreement requires that the board of directors of FNB ensure that FNB takes those actions identified in the MOU (described above), and, in some cases, augments those requirements, such as establishing a written program regarding criticized assets of $750,000 or above, rather than the $1,000,000 threshold referenced in the MOU. In addition, the formal agreement adds a number of new requirements, requiring FNB to: (i) ensure FNB has adequate and competent senior management; (ii) develop and implement a written profit plan to improve and sustain the earnings of FNB; (iii) develop and implement a written program to improve loan portfolio management; (iv) review the methodology for FNB’s allowance for loan and lease losses and establish a program providing for the maintaining of an adequate allowance; and (v) adopt and implement a written interest rate risk policy. Unlike the MOU, the formal agreement is a form of formal enforcement action enforceable by the OCC through several means, including injunctions and the assessment of civil money penalties against FNB, its board of directors and/or its management.

There can be no assurance that the OCC will not take adverse action in the future. If the condition of FNB continues to deteriorate, Tower may lose all or a portion of the funds it invested in First Chester and/or FNB in order to assist it in achieving and maintaining “well-capitalized” status.

There is substantial doubt about First Chester’s ability to continue as a going concern.

First Chester’s consolidated financial statements and the accompanying auditors’ report included in First Chester’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 indicate that, due to First Chester’s financial results, FNB’s failure to comply with the IMCRs as of December 31, 2009 and March 31, 2010, the substantial uncertainty throughout the U.S. banking industry and other matters, there is substantial doubt about its ability to continue as a going concern.

First Chester’s consolidated financial statements included in this joint proxy statement/prospectus have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. Its consolidated financial statements do not include any adjustments that might be necessary if First Chester is unable to continue as a going concern. If First Chester is unable to continue as a going concern, First Chester shareholders and Tower could lose some, if not all, of their investment in First Chester, and the merger may not be consummated. In addition, First Chester’s customers, employees, vendors, correspondent institutions, and others with whom it does business may react negatively to the substantial doubt about its ability to continue as a going concern. This negative reaction may lead to heightened concerns regarding First Chester’s financial condition that could result in a significant loss in deposits and customer relationships, key employees, vendor relationships and First Chester’s ability to do business with correspondent institutions upon which it relies. Any negative trends or deterioration prior to the merger could have an adverse impact on Tower post-merger.

If the merger agreement is terminated, the loan between First Chester and Tower, which was designed to alleviate regulatory pressure on FNB, may not have its intended result.

In early November 2009, the OCC imposed IMCRs on FNB requiring it to increase its regulatory capital ratios. To enable FNB to achieve and maintain capital ratios consistent with the IMCRs, Tower, through Graystone Tower Bank, loaned $26 million to First Chester, the proceeds of which were contributed to FNB as Tier 1 capital. Additionally, Tower extended a $2 million non-revolving line of credit to First Chester, which permits draws from time to time for the sole purpose of contributing additional capital to FNB in the event that, as a result of the attempt to sell the AHB Division, its actual sale, or the effects on FNB of such sale, FNB’s regulatory capital ratios, as reported in FNB’s quarterly call report, fall below the minimum regulatory capital ratios applicable to FNB as established by the IMCRs. Both loans are secured by a pledge of all of the stock of FNB and mature on November 20, 2010.

Despite these efforts, FNB subsequently reported that, as of December 31, 2009 and March 31, 2010, FNB was not in compliance with certain capital ratios established by the IMCRs. Such noncompliance constitutes a breach of a covenant under the loan agreements between Tower and First Chester. As a result of the breach of this covenant, Tower extended a limited waiver of the covenant in order to permit FNB additional time to obtain compliance with the IMCRs. As of June 30, 2010, FNB was in compliance with the IMCRs.

If the merger agreement is terminated constituting an event of default under the loan agreements, First Chester will have to immediately repay the full amount of the loans to Tower. If First Chester cannot repay the loans, Tower could foreclose on the stock of FNB under the pledge security agreement, subject to any required regulatory approval. There can be no assurance that First Chester will be able to raise funds sufficient to repay the loans from Tower if the merger agreement is terminated or that Tower would receive any requisite regulatory approval in order to foreclose on the FNB stock. If the merger agreement is terminated, Tower could lose all or a portion of the funds loaned to First Chester.

There are numerous conditions to the merger and the merger may not be completed.

The merger agreement is subject to a number of conditions which must be fulfilled in order to close. Those conditions include: receipt of approval from both First Chester’s and Tower’s shareholders, receipt of regulatory approval, the continued accuracy of certain representations and warranties by both parties and the performance by both parties of certain covenants and agreements. In particular, it is a condition to Tower’s obligation to close the merger that First Chester Delinquent Loans not exceed $90 million as of the last business day of the month prior to the closing date. The failure of such condition would allow Tower to refuse to consummate the merger. As of July 31, 2010, the amount of First Chester Delinquent Loans, as calculated in accordance with the merger agreement, was $77.7 million. See “Proposal I – Approval of the Merger and Related Matters – Terms of the Merger – Merger Consideration” beginning on page             for a description of the components of First Chester Delinquent Loans.

Additionally, either party may terminate the merger agreement if the merger has not been completed on or before November 20, 2010.

There can be no assurance that the conditions to closing the merger will be fulfilled or that the merger will be completed.

First Chester’s asset quality may continue to deteriorate prior to completion of the merger.

First Chester’s nonperforming assets were $57.0 million at June 30, 2010, compared to $45.8 million at December 31, 2009. Nonperforming assets as a percentage of total assets were 4.9% at June 30, 2010, compared to 3.3% at December 31, 2009. Net charge-offs for the six months ended June 30, 2010 were $2.3 million, compared to $1.1 million in the same period of 2009. Should these adverse trends continue, they may have an adverse effect on First Chester’s financial and capital positions and, upon consummation of the merger, Tower’s financial and capital positions.

Tower could record future impairment losses on First Chester’s holdings of investment securities available for sale.

First Chester’s investment portfolio of securities available for sale includes trust preferred securities, collateralized mortgage obligations and collateralized debt obligations. First Chester recognized an other than temporary impairment charge totaling approximately $1.6 million during the quarter ended September 30, 2009 as a result of impairment charges related to four bank equity securities, which were subsequently sold during the fourth quarter of 2009. If the merger with Tower is completed, Tower will take ownership of remaining investment portfolio securities and record them at their fair value as of the closing date. A number of factors or combinations of factors could cause Tower to conclude in one or more future reporting periods that an unrealized loss that exists with respect to these securities constitutes an additional impairment that is other than temporary, which could result in material losses to Tower. These factors include, but are not limited to, failure to make scheduled principal and interest payments, an increase in the severity of the unrealized loss on a particular security, an increase in the continuous duration of the unrealized loss without an improvement in value or changes in market conditions and/or industry or issuer specific factors that would render Tower unable to forecast a full recovery in value. In addition, the fair values of these investment securities could decline if the overall economy and the financial condition of some of the issuers continue to deteriorate and there remains limited liquidity for these securities.

First Chester may be unsuccessful in selling its AHB Division prior to completion of the merger, which could result in additional costs to Tower associated with selling or discontinuing the AHB Division’s mortgage-banking activities, or First Chester may be required to retain contingent liabilities in connection with a sale of the AHB Division which may be deemed material to Tower.

First Chester, through the AHB Division, engages in mortgage-banking activities on a nationwide basis. The merger agreement requires that First Chester use its best efforts, and shall cause FNB to use its best efforts, to sell, at or prior to the effective time of the merger, the AHB Division to one or more purchasers on terms and conditions acceptable to First Chester and Tower. There can be no assurance that First Chester will be successful in selling the AHB Division prior to the merger, and as of the date of this document no agreement of sale has been executed. Additionally, it is possible that, in connection with a sale of the AHB Division, First Chester may be required to retain contingent liabilities not assumed by the purchaser, which liabilities may be material to First Chester or, after the merger, Tower. If the sale does not occur prior to the merger, Tower intends to sell or discontinue the mortgage-banking operations associated with the AHB Division in an orderly fashion upon completing the merger. Selling or discontinuing such activities after the merger may result in significant additional, unanticipated costs to Tower.

The potential costs associated with selling or discontinuing the mortgage-banking operations associated with the AHB Division, as well as the realization of any material contingent liabilities required to be retained by First Chester and, after the merger, Tower in connection with a sale of the AHB Division, are not reflected in the pro forma financial information contained elsewhere in this joint proxy statement/prospectus and could have a material impact on Tower’s results of operations. In addition, Tower may not be able to maintain or retain licenses, permits, authorizations or approvals currently held by First Chester or FNB related to the AHB Division, which could further increase costs of discontinuing the mortgage-banking operations.

FNB, or Graystone Tower Bank after the merger, could be required to repurchase mortgage loans or indemnify mortgage loan purchasers as a result of breaches of representations and warranties, borrower fraud, or certain borrower defaults, which could harm liquidity, results of operations and financial condition.

When FNB sells mortgage loans, whether as whole loans or pursuant to a securitization, it is required to make customary representations and warranties to the purchasers about the mortgage loans and the manner in which they were originated. FNB’s whole loan sale agreements require it to repurchase or substitute mortgage loans in the event FNB breaches any of these representations or warranties. In addition, FNB may be required to repurchase mortgage loans as a result of borrower fraud or in the event of early payment default of the borrower on a mortgage loan. Likewise, FNB is required to repurchase or substitute mortgage loans if it breaches a representation or warranty in connection with a securitization. The remedies available to FNB against the originating broker or correspondent may not be as broad as the remedies available to a purchaser of mortgage loans against FNB, and FNB faces the further risk that the originating broker or correspondent may not have the financial capacity to perform remedies that otherwise may be available to it. Therefore, if a purchaser enforces its remedies, FNB, or Graystone Tower Bank after the merger, may not be able to recover its losses from the originating broker or correspondent. If repurchase and indemnity demands increase, FNB’s, or after the merger Graystone Tower Bank’s, liquidity, results of operations and financial condition will be adversely affected.

First Chester’s disclosure controls and internal control over financial reporting were not effective as of December 31, 2009, and may not be effective in future periods, as a result of identified material weaknesses in internal controls.

Effective internal control over financial reporting is necessary for compliance with the Sarbanes-Oxley Act of 2002 and appropriate financial reporting. First Chester is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process, under the supervision of First Chester’s Chief Executive Officer and Chief Financial Officer, designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of its financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America, or GAAP. First Chester’s management’s assessment of its internal control over financial reporting previously identified material weaknesses. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of First Chester’s annual or interim financial statements will not be prevented or detected on a timely basis. Although First Chester has taken certain remediation steps, there can be no assurance that additional material weaknesses will not be identified in the future or that its remediation measures will be effective in mitigating or preventing these specific material weaknesses. As First Chester continues to evaluate and improve its internal control over financial reporting, it may determine to take additional measures to address internal control deficiencies or determine to modify certain of the remediation measures already taken. First Chester may continue to be at an increased risk that its financial statements could contain errors that will be undetected, and it may continue to incur significant expense and management burdens associated with the additional procedures required to prepare its consolidated financial statements. The weaknesses in First Chester’s internal controls could increase the risk that after the merger Tower may not be able to adequately integrate First Chester into Tower’s internal control and disclosure controls program.

The opinion of First Chester’s financial advisor does not reflect changes in circumstances between signing the merger agreement on December 27, 2009 and the merger.

First Chester’s financial advisor, Sandler O’Neill, rendered an opinion dated December 27, 2009, to the First Chester board of directors that, as of such date, and based upon and subject to the factors and assumptions set forth in its written opinion, the exchange ratio of 0.453 shares of Tower to be received in exchange for each outstanding share of First Chester common stock, including as potentially adjusted under the terms of the merger agreement, was fair from a financial point of view to the holders of First Chester common stock. The opinion was based on economic, market and other conditions in effect on, and the information made available to it as of, the date thereof.

Changes in the operations and prospects of Tower or First Chester, general market and economic conditions and other factors on which Sandler O’Neill’s opinion to First Chester was based, may significantly alter the value of Tower or First Chester or the prices of shares of Tower common stock or First Chester common stock by the time the merger is completed. The opinion does not speak as of the time the merger will be completed or as of any date other than the date of such opinion. The First Chester board of directors’ recommendation that holders of First Chester common stock vote “FOR” approval of the merger agreement, however, is as of the date of this joint proxy statement/prospectus. For a description of the opinion that First Chester received from its financial advisor, please refer to “Proposal I – Approval of the Merger and Related Matters – Opinion of First Chester’s Financial Advisor” beginning on page     . For a description of the other factors considered by First Chester’s board of directors in determining to approve the merger, please refer to “Proposal I – Approval of the Merger and Related Matters – First Chester’s Reasons for the Merger” beginning on page     .

The merger agreement limits First Chester’s ability to pursue alternatives to the merger transaction with Tower and requires First Chester to pay a breakup fee under certain circumstances.

The merger agreement contains “no shop” provisions that, subject to certain exceptions, limit First Chester’s ability to discuss, facilitate or commit to competing third-party proposals to acquire all or a significant part of First Chester. Additionally, if the merger would fail to occur in certain circumstances that relate to a possible combination of First Chester with another acquiror, First Chester could be obligated to pay Tower $3.5 million as a breakup fee. See “Proposal I – Approval of the Merger and Related Matters – Terms of the Merger – Breakup Fee” beginning on page             . These provisions may discourage a potential competing acquiror that might have an interest in acquiring all or a significant part of First Chester from considering or proposing an acquisition of First Chester even if it were prepared to pay consideration with a higher per share market price than that proposed in the merger, or might result in a potential competing acquiror proposing to pay a lower per share price to acquire First Chester than it might otherwise have proposed to pay.

Tower and First Chester directors and executive officers may have interests in the merger that differ from your interests.

Some of First Chester’s and Tower’s directors and executive officers have interests in the transaction other than their interests as shareholders. For example, after the merger of Tower and First Chester, the current directors of Tower and Graystone Tower Bank will continue to serve as such with the combined organization, three of the current directors of First Chester will be selected to serve on Tower’s combined board of directors and three of the current directors of FNB will be selected to serve on Graystone Tower Bank’s combined board of directors. In addition:

•

First Chester and FNB directors not selected to serve on either the Tower or Graystone Tower Bank board of directors will be appointed to a regional advisory board to be established by Graystone Tower Bank, and will be entitled to certain compensation for such service.

•

John A. Featherman, III has entered into a new employment agreement with Tower effective upon the effective date of the merger, which supercedes Mr. Featherman’s employment agreement with First Chester and cancels any amounts that would have been payable under such agreement.

•	Participants’ unvested awards under the First Chester County Corporation Amended and Restated Stock Bonus Plan, 2005 Restricted Stock Plan, and Annual Executive Incentive Plan will become vested.

•

The consummation of the merger will afford James M. Deitch, Anna Ruth Smith, Karen Walter, Anthony Poluch, Michael Steinberger, Andrew Stump, Frances Bedekovic and Clay Henry the ability to receive payments under their respective employment, change in control and/or separation benefits agreements should their employment be terminated by Tower after the merger other than for cause.

•

It is anticipated that in connection with the sale of the AHB Division, James M. Deitch and Anna Ruth Smith, Managing Director and President, respectively, of the AHB Division, may enter into agreements with the purchaser of the AHB Division that would provide them employment compensation and other benefits from the purchaser of the AHB Division, as well as possible equity stakes in the purchaser; in addition, it is anticipated that James M. Deitch and/or Anna Ruth Smith may be retained after the sale of the AHB Division by First Chester or Tower after the merger as a consultant to provide services related to the discontinuance of the mortgage banking operations of the AHB Division, including with respect to operations or liabilities that may not be purchased or assumed by the purchaser.

These and certain other additional interests of First Chester’s and Tower’s directors and executive officers are described in detail in “Proposal I – Approval of the Merger and Related Matters – Interests of Management in the Merger,” beginning on page             . These circumstances may cause some of First Chester’s and Tower’s directors and executive officers to view the proposed merger differently than you view it.

The unaudited pro forma financial data included in this joint proxy statement/prospectus is preliminary and Tower’s actual financial position and results of operations after the merger may differ materially from the unaudited pro forma financial data included in this joint proxy statement/prospectus.

The unaudited pro forma financial data in this joint proxy statement/prospectus are presented for illustrative purposes only and are not necessarily indicative of what the combined company’s actual financial position or results of operations would have been had the merger been completed on the dates indicated. The pro forma financial data reflect adjustments, which are based upon preliminary estimates, to record First Chester’s identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. The purchase price allocation reflected in this document is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of First Chester as of the date of the completion of the merger. Accordingly, the final purchase accounting adjustments may differ materially from the pro forma adjustments reflected in this document.

If the merger is not completed, Tower and First Chester will have incurred substantial expenses without realizing the expected benefits.

Tower and First Chester have each incurred substantial expenses in connection with the merger. The completion of the merger depends on the satisfaction of specified conditions and the receipt and effectiveness of shareholder and regulatory approvals. We cannot guarantee that these conditions will be met. If the transaction is not completed, these expenses could have a material adverse impact on the financial condition of Tower and First Chester because they would not have realized the expected benefits.

After the merger is completed, First Chester shareholders will become Tower shareholders and will have different rights that may be less advantageous than their current rights.

Upon completion of the merger, First Chester shareholders will become Tower shareholders. Differences in First Chester’s articles of incorporation and bylaws and Tower’s articles of incorporation and bylaws will result in changes to the rights of First Chester shareholders who become Tower shareholders. For more information, see “Proposal I – Approval of the Merger and Related Matters – Comparison of Shareholders’ Rights” beginning on page             . Shareholders of First Chester may conclude that their current rights under First Chester’s articles of incorporation and bylaws are more advantageous than the rights they may have as a Tower shareholder under Tower’s articles of incorporation and bylaws.

First Chester shareholders will have less influence as shareholders of Tower than as shareholders of First Chester.

First Chester shareholders currently have the right to vote in the election of the board of directors of First Chester and on other matters affecting First Chester. The amount of Tower common stock First Chester shareholders will receive for their shares of First Chester common stock will result in the transfer of control of First Chester to the shareholders of Tower. The percentage ownership of First Chester shareholders in Tower will be much less than their percentage ownership of First Chester. Because of this, First Chester shareholders in the aggregate will have significantly less influence on the management and policies of Tower than they now have on the management and policies of First Chester.

The pending merger with First Chester may distract Tower’s management from their other responsibilities.

The pending acquisition of First Chester could cause Tower’s management to focus their time and energies on matters related to the merger that otherwise would be directed to its business and operations. Any such distraction on the part of management, if significant, could affect management’s ability to service existing business and develop new business and otherwise adversely affect Tower following the merger.

The acquisition of First Chester would mark Tower’s initial expansion into the Chester County, Pennsylvania market area.

The proposed merger with First Chester expands Tower’s market area into Chester and Delaware Counties, Pennsylvania. While this new market area is contiguous to Tower’s existing market area, it is outside of the markets in which Tower’s senior management has extensive knowledge and experience. Accordingly, there is a risk that Tower will lose customers in this new market area, may not adequately address this new market in terms of the products and services Tower proposes to offer, or may be unable to successfully compete with institutions already established within this market area.

Risk Factors Related to Tower’s Business

Growing by acquisition entails certain risks.

On March 31, 2009, Tower completed a merger with Graystone Financial Corp. and on December 27, 2009, Tower entered into an agreement providing for the acquisition of First Chester County Corporation, which merger is expected to close in the fourth quarter of 2010, pending receipt of required regulatory and shareholder approvals and the satisfaction of other conditions. Tower regularly evaluates opportunities to grow through acquisition.

Growth by acquisition involves risks. The success of Tower’s acquisitions may depend on, among other things, Tower’s ability to realize anticipated cost savings and to combine the businesses of the acquired company with its businesses in a manner that does not result in decreased revenues resulting from disruption of existing customer relationships of the acquired company. If Tower is not able to achieve these objectives, the anticipated benefits of an acquisition may not be realized fully or at all or may take longer to realize than planned.

Further, the asset quality or other financial characteristics of a company Tower plans to acquire may deteriorate between the date a merger or other acquisition agreement is entered into and the transaction is completed. Depending upon the terms Tower negotiates in the related merger or acquisition agreement, the deterioration may not allow Tower to terminate the proposed transaction, such that Tower may be required to close the proposed transaction with such a company to the detriment of its future financial condition.

Additionally, if a pending acquisition is not completed due to the failure to satisfy certain conditions or otherwise, expenses incurred in connection therewith could have a material adverse impact on Tower’s financial condition because it would not have realized the expected benefits.

Tower operates in a highly regulated environment and may be adversely affected by regulatory decisions.

Tower and Graystone Tower Bank are subject to extensive regulation, supervision and examination by certain state and federal agencies, including the FDIC, as insurer of Graystone Tower Bank’s deposits, the Board of Governors of the Federal Reserve System, as regulator of the holding company, and the Pennsylvania Department of Banking, as regulator of Pennsylvania chartered banks. Such regulation and supervision govern the activities in which an institution and its holding company may engage and are intended primarily to ensure the safety and soundness of financial institutions. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on operations, the classification of assets and determination of the level of the allowance for loan losses. Decisions of Tower’s regulatory authorities could adversely impact Tower.

Legislative and regulatory actions taken now or in the future may significantly affect Tower’s financial condition, results of operations, liquidity or stock price.

Current economic conditions, particularly in the financial markets, have resulted in government regulatory agencies and political bodies placing increased focus and scrutiny on the financial services industry. The U.S. Government has intervened on an unprecedented scale, enacting and implementing numerous programs and actions targeted at the financial markets generally and the financial services industry in particular.

On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was signed into law. The Dodd-Frank Act will implement significant changes to the U.S. financial system, including among others, (i) the creation of a new Bureau of Consumer Financial Protection with supervisory authority, including the power to conduct bank examinations and take enforcement actions with respect to financial institutions with assets of $10 billion or more, (ii) the creation of a Financial Stability Oversight Council with authority to identify institutions and practices that might pose a systemic risk, (iii) provisions affecting corporate governance and executive compensation of all companies subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, (iv) a provision that would broaden the base for FDIC insurance assessments, and (v) a provision that would require bank regulators to set minimum capital levels for bank holding companies that are as strong as those required for their insured depository subsidiaries, subject to a grandfather clause for holding companies with less than $15 billion in assets as of December 31, 2009.

The Dodd-Frank Act contains numerous other provisions affecting financial institutions of all types, many of which may have an impact on Tower’s operating environment in substantial and unpredictable ways. While some of the Dodd-Frank Act’s provisions will be effective immediately, many are to be implemented by rules promulgated within six to 18 months of signing.

The Dodd-Frank Act and the regulations to be adopted thereunder are expected to subject Tower and other financial institutions to additional restrictions, oversight and costs that may have an adverse impact on its business, financial condition, results of operations or the price of Tower common stock. The Dodd-Frank Act substantially increases regulation of the financial services industry and imposes restrictions on the operations and general ability of firms within the industry to conduct business consistent with historical practices. However, the ultimate effect of the Dodd-Frank Act on the financial services industry in general, and our organization in particular, is uncertain at this time.

Federal and state regulatory agencies also frequently adopt changes to their regulations or change the manner in which existing regulations are applied or enforced. Tower cannot predict the substance or impact of the Dodd-Frank Act or other pending or future legislation, regulation or the application thereof. Compliance with such current and potential regulation and scrutiny may significantly increase Tower’s costs, impede the efficiency of our internal business processes, require Tower to increase its regulatory capital and limit its ability to pursue business opportunities in an efficient manner.

A continuation of recent turmoil in the financial markets, particularly if economic conditions worsen more than expected, could have an adverse effect on Tower’s financial position or results of operations.

In recent periods, United States and global markets, as well as general economic conditions, have been disrupted and are volatile. This situation is continuing and, since the beginning of the third quarter of 2008, has worsened significantly. The impact of this situation, together with concerns regarding the financial strength of financial institutions, has led to distress in credit markets and liquidity issues for financial institutions. Some financial institutions around the world have failed; others have been forced to seek acquisition partners. The

United States and other governments have taken unprecedented steps to try to stabilize the financial system, including investing in financial institutions. Tower’s business and its financial condition and results of operations could be adversely affected by (1) continued or accelerated disruption and volatility in financial markets, (2) continued capital and liquidity concerns regarding financial institutions generally and Tower’s counterparties specifically, (3) limitations resulting from further governmental action in an effort to stabilize or provide additional regulation of the financial system, or (4) recessionary conditions that are deeper or last longer than currently anticipated.

A substantial decline in the value of Tower’s Federal Home Loan Bank of Pittsburgh common stock may adversely affect Tower’s financial condition.

Tower owns common stock of the Federal Home Loan Bank of Pittsburgh, or the FHLB, in order to qualify for membership in the Federal Home Loan Bank system, which enables Tower to borrow funds under the Federal Home Loan Bank advance program. The carrying value and fair market value of Tower’s FHLB common stock was $6.1 million as of June 30, 2010.

Published reports indicate that certain member banks of the Federal Home Loan Bank system may be subject to asset quality risks that could result in materially lower regulatory capital levels. In December 2008, the FHLB had notified its member banks that it had suspended dividend payments and the repurchase of capital stock until further notice is provided. In an extreme situation, it is possible that the capitalization of a Federal Home Loan Bank, including the FHLB, could be substantially diminished or reduced to zero. Consequently, given that there is no market for Tower’s FHLB common stock, Tower believes that there is a risk that its investment could be deemed other than temporarily impaired at some time in the future. If this occurs, it may adversely affect Tower’s results of operations and financial condition.

Increases in FDIC insurance premiums may have a material adverse effect on Tower’s results of operations.

During 2008 and 2009, higher levels of bank failures have dramatically increased resolution costs of the Federal Deposit Insurance Corporation, or FDIC, and depleted the deposit insurance fund. In addition, the FDIC and the U.S. Congress have taken action to increase federal deposit insurance coverage, placing additional stress on the deposit insurance fund. In order to maintain a strong funding position and restore reserve ratios of the deposit insurance fund, the FDIC increased assessment rates of insured institutions uniformly by seven cents for every $100 of deposits beginning with the first quarter of 2009, with additional changes beginning April 1, 2009, which require riskier institutions to pay a larger share of premiums by factoring in rate adjustments based on secured liabilities and unsecured debt levels.

To further support the rebuilding of the deposit insurance fund, the FDIC imposed a special assessment on each insured institution, equal to five basis points of the institution’s total assets minus Tier 1 capital as of June 30, 2009. For Graystone Tower Bank, this represented a charge of approximately $580 thousand, which was recorded as a pre-tax charge during the second quarter of 2009. The FDIC has indicated that future special assessments are possible, although it has not determined the magnitude or timing of any future assessments.

Additionally, on November 12, 2009, the FDIC adopted a final rule that required insured depository institutions to prepay, on December 30, 2009, their estimated quarterly risk-based assessments for the fourth quarter of 2009 and for all of 2010, 2011, and 2012, along with their quarterly risk-based assessment for the third quarter of 2009. The amount of the prepayment attributable to the fourth quarter of 2009 and all of 2010 is based upon a bank’s total base assessment rate in effect on September 30, 2009, which would be increased by 3 basis points for 2011 and 2012. In order to determine the amount of the prepayment, the assessment rate (as adjusted) is applied to the assessment base for the third quarter of 2009, increased quarterly to reflect an estimated 5 percent annual growth rate through 2012.

Under GAAP, prepaid assessments, unlike special assessments, do not immediately affect bank earnings, although the prepayment reduced Graystone Tower Bank’s liquid assets by approximately $6.3 million. Banks record the entire amount of its prepaid assessment as a prepaid expense (asset) as of December 30, 2009 (the date of payment), and will record an expense (charge to earnings) for its regular quarterly assessment and an offsetting credit to the prepaid assessment until the asset is exhausted.

Tower is generally unable to control the amount of premiums that it is required to pay for FDIC insurance. If there are additional bank or financial institution failures, Tower may be required to pay even higher FDIC premiums. Tower’s expenses for the year ended December 31, 2009 have been significantly and adversely affected by these increased and prepaid premiums and the special assessment. These increases and assessment and any future increases in insurance premiums or additional special assessments may materially adversely affect Tower’s results of operations.

The soundness of other financial services institutions may adversely affect Tower’s credit risk.

Tower relies on other financial services institutions through trading, clearing, counterparty, and other relationships. Tower maintains limits and monitor concentration levels of its counterparties as specified in its internal policies. Tower’s reliance on other financial services institutions exposes it to credit risk in the event of default by these institutions or counterparties. These losses could adversely affect Tower’s results of operations and financial condition.

Changes in interest rates could adversely impact Tower’s financial condition and results of operations.

Tower’s ability to make a profit, like that of most financial institutions, substantially depends upon its net interest income, which is the difference between the interest income earned on interest earning assets, such as loans and investment securities, and the interest expense paid on interest-bearing liabilities, such as deposits and borrowings. Changes in interest rates can increase or reduce net interest income and net income.

Different types of assets and liabilities may react differently, and at different times, to changes in market interest rates. When interest-bearing liabilities mature or reprice more quickly than interest-earning assets in a period, an increase in market rates of interest could reduce net interest income. When interest-earning assets mature or reprice more quickly than interest-bearing liabilities, falling interest rates could reduce net interest income. Changes in market interest rates are affected by many factors beyond Tower’s control, including inflation, unemployment, money supply, international events, and events in the United States and other financial markets.

Tower attempts to manage risk from changes in market interest rates, in part, by controlling the mix of interest rate sensitive assets and interest rate sensitive liabilities. However, interest rate risk management techniques are not exact and a rapid increase or decrease in interest rates could adversely affect Tower’s financial performance.

Tower’s loan portfolio includes a large number and amount of commercial and industrial loans, and commercial real estate related loans, which have a higher degree of risk than other types of loans.

Tower provides lending services to various types of small businesses, their owners, professionals and other individuals. Commercial loans are generally considered to have a higher degree of risk of default or loss than other types of loans, such as residential real estate loans, because repayment may be affected by general economic conditions, interest rates, the quality of management of the business, and other factors that may cause a borrower to be unable to repay its obligations. The current economic downturn may increase this risk of default or loss, which may adversely impact Tower’s results of operations and financial condition.

Economic conditions and the composition of Tower’s loan portfolio could impact the level of loan charge-offs and the provision for loan losses and may affect Tower’s results of operations.

National and regional economic conditions could impact the loan portfolio of Graystone Tower Bank. For example, an increase in unemployment, a decrease in real estate values or increases in interest rates, as well as other factors, could further weaken the economies of the communities Tower serves. Weakness in the market areas Tower serve could depress its earnings and, consequently, its financial condition because:

•	borrowers may not be able to repay their loans;

•	the value of the collateral securing Tower’s loans to borrowers may decline; and

•	the overall quality of Tower’s loan portfolio may decline.

Any of these scenarios could require that Tower charge-off a higher percentage of its loans and/or increase its provision for loan losses, which would negatively impact Tower’s results of operations.

In this regard, in establishing the size of Tower’s allowance for loan losses, Tower makes various general assumptions and judgments about the quality and collectability of its loan portfolio, including the creditworthiness of borrowers and the value of the real estate and other assets serving as collateral for the repayment of loans. The amount of Tower’s provision for loan losses and the percentage of loans Tower is required to charge-off may be impacted by adverse developments in and the overall risk composition of the loan portfolio. While Tower believes that its allowance for loan losses as of June 30, 2010 is sufficient to cover losses inherent in the loan portfolio on that date, Tower may be required to increase its loan loss provision or charge-off a higher percentage of loans due to adverse developments in or changes in the risk characteristics of the loan portfolio, thereby negatively impacting its results of operations. For example, a decrease in real estate values could cause higher loan losses and require higher loan loss provisions for loans that are secured by real estate.

Tower is required to make a number of judgments in applying accounting policies and different estimates and assumptions in the application of these policies could result in a decrease in capital and/or other material changes to Tower’s reports of financial condition and results of operations.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and reserve for unfunded lending commitments, the fair value of certain financial instruments (securities and privately held investments), income tax assets or liabilities (including deferred tax assets and any related valuation allowance), share-based compensation, and accounting for acquisitions, including the fair value determinations and the analysis of goodwill impairment. While Tower has identified those accounting policies that are considered critical and have procedures in place to facilitate the associated judgments, different assumptions in the application of these policies could result in a decrease to net income and, possibly, capital and may have a material adverse effect on Tower’s financial condition and results of operations.

Difficulties in integrating past or future acquisitions could adversely affect Tower’s business.

Tower has spent and may continue to spend significant resources identifying businesses to acquire. The efficient and effective integration of any businesses Tower acquires into its organization is critical to its growth. Tower’s completed acquisition of Graystone Financial Corp., its pending acquisition of First Chester, and any future acquisitions, involve numerous risks including difficulties in integrating the culture, operations, technologies and personnel of the acquired companies, the diversion of management’s attention from other business concerns and the potential loss of customers. Failure to successfully integrate the operations of Graystone and First Chester could also harm Tower’s business, results of operations and cash flows.

Tower plans to pursue a growth strategy and there are risks associated with rapid growth.

Prior to the merger of Tower and Graystone, Graystone had experienced rapid growth since opening in November 2005. Tower’s management intends to pursue a growth plan consistent with Graystone’s prior business strategy, including leveraging its existing branch network and adding new branch locations in current and adjacent markets Tower chooses to serve.

Tower’s ability to manage growth successfully will depend on its ability to attract qualified personnel and maintain cost controls and asset quality while attracting additional loans and deposits on favorable terms, as well as on factors beyond Tower’s control, such as economic conditions and competition. If Tower grows too quickly and is not able to attract qualified personnel, control costs and maintain asset quality, this continued rapid growth could materially adversely affect Tower’s financial performance.

Tower may elect or need to seek additional capital in the future, but that capital may not be available when needed.

Tower is required by federal and state regulatory authorities to maintain adequate levels of capital to support its operations. In the future, Tower may elect or need to raise additional capital. Tower’s ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside Tower’s control, and on Tower’s financial performance. Accordingly, Tower cannot assure you of its ability to raise additional capital if needed on acceptable terms. If Tower cannot raise additional capital when needed, Tower’s ability to expand its operations through internal growth or acquisitions could be materially impaired.

Future acquisitions could dilute your ownership of Tower common stock and may cause Tower to become more susceptible to adverse economic events.

Tower may issue shares of its common stock in connection with future acquisitions and other investments, which would dilute your ownership interest in Tower. While there is no assurance that these transactions will occur, or that they will occur on terms favorable to Tower, future business acquisitions could be material to Tower, and the degree of success achieved in acquiring and integrating these businesses into Tower could have a material effect on the value of its common stock. In addition, these acquisitions could require Tower to expend substantial cash or other liquid assets or to incur debt, which could cause Tower to become more susceptible to economic downturns and competitive pressures.

Tower’s controls and procedures may fail or could be circumvented.

Tower management has implemented a series of internal controls, disclosure controls and procedures, and corporate governance policies and procedures in order to ensure accurate financial control and reporting. However, any system of controls, no matter how well designed and operated, can only provide reasonable, not absolute assurance that the objectives of the system are met. Any failure or circumvention of Tower’s controls and/or procedures could have a material adverse effect on its business and results of operations and financial condition. The weaknesses in First Chester’s internal control and disclosure controls and procedures may pose additional risks to Tower after the merger should Tower be unable to adequately integrate First Chester.

Loss of Tower’s senior executive officers or other key employees could impair Tower’s relationship with its customers and adversely affect its business.

Tower has assembled a senior management team which has substantial background and experience in banking and financial services in the markets it serves. Loss of these key personnel could negatively impact Tower’s earnings because of their skills, customer relationships and/or the potential difficulty of promptly replacing them.

An interruption or breach in security with respect to Tower’s information systems, as well as information systems of its outsourced service providers, could damage Tower’s reputation, result in a loss of customer business, subject Tower to additional regulatory scrutiny, or expose Tower to civil litigation, any of which could have a material adverse effect on Tower’s financial condition and results of operations.

Tower relies heavily on communications and information systems to conduct its business. Any failure, interruption or breach in security of these systems could result in failures or disruptions in Tower’s customer relationship management, general ledger, deposit, loan and other systems.

Strong competition within Tower’s market area may limit its growth and profitability.

Competition in the banking and financial services industry is intense. Tower competes actively with other Pennsylvania and Maryland financial institutions, many larger than it, as well as with financial and non-financial institutions headquartered elsewhere. Commercial banks, savings banks, savings and loan associations, credit unions, and money market funds actively compete for deposits and loans. Such institutions, as well as consumer finance, insurance companies and brokerage firms, may be considered competitors with respect to one or more services they render. Tower will likely be generally competitive with all institutions in its service areas with respect to interest rates paid on time and savings deposits, service charges on deposit accounts, interest rates charged on loans and fees for trust and investment advisory services. Many of the institutions with which Tower competes have substantially greater resources and lending limits and may offer certain services that Tower does not or cannot provide. Tower’s profitability depends upon its ability to successfully compete in its market area.

Tower continually encounters technological change.

Tower’s future success depends, in part, on our ability to effectively embrace technology efficiencies to better serve customers and reduce costs. Failure to keep pace with technological change could potentially have an adverse effect on Tower’s business operations and financial condition.

Risk Factors Related to the Business of First Chester’s AHB Division

Disruptions in the secondary market for residential mortgage loans may continue to adversely affect the AHB Division.

Significant ongoing disruptions in the secondary market for residential mortgage loans have limited the market for and liquidity of many mortgage loans. The effects of ongoing mortgage market challenges, combined with the ongoing correction in residential real estate market prices and reduced levels of home sales, could result in further price reductions in single family home values, adversely affecting the value of collateral securing mortgage loans held by FNB, mortgage loan originations and profits on sale of mortgage loans, or adversely affecting customers’ ability to repay their loans. Declining real estate prices and higher interest rates have caused higher delinquencies and losses on certain mortgage loans. Continued declines in real estate values, home sales volumes and financial stress on borrowers as a result of job losses, interest rate resets on adjustable rate mortgage loans or other factors could have further adverse effects on borrowers that result in higher delinquencies, greater charge-offs, and increased demands for repurchases, indemnification claims or litigation in future periods, which could adversely affect First Chester’s, and, after the merger, Tower’s, financial condition and results of operations.

Secondary market investors could suspend or terminate their master purchase agreements or correspondent loan purchase agreements with FNB as a result of breaches of representations, warranties or covenants, which could harm liquidity, financial condition and regulatory compliance.

Through its AHB Division, FNB sells residential mortgage loans to various secondary market investors under master purchase agreements or correspondent loan purchase agreements. Among other things, each master purchase or correspondent loan agreement requires that FNB file audited financial statements no later than 90 days from the end of its fiscal year, and that FNB maintain compliance with all regulatory requirements. Certain investors require that the financial statements include an unqualified audit opinion. In the event FNB breaches these or certain other representations, warranties or covenants, the investor has the ability to suspend or terminate the master purchase or correspondent loan agreement. A suspension or termination could expose FNB to interest rate and liquidity risk, and also limit FNB’s ability to manage its balance sheet size and maintain compliance with regulatory capital guidelines.

FNB is currently in default under certain of these agreements due to the inclusion of a “going concern” explanatory paragraph in the auditor’s report regarding the consolidated financial statements included in this joint proxy statement/prospectus. To date, two of FNB’s investors under these agreements have terminated their correspondent purchase agreements. Additionally, other investors, to whom FNB sells nearly 88% of the AHB Division’s loan production, have verbally indicated that although FNB is in breach of the above mentioned requirements, they will forebear the defaults for an unspecified period of time. These situations could negatively impact the ability of First Chester or, after the merger, Tower to sell the AHB Division.

The AHB Division’s dependence on certain relationships, such as with Freddie Mac, could adversely affect the mortgage-banking business.

The secondary mortgage markets are currently experiencing unprecedented disruptions resulting from reduced investor demand for mortgage loans and mortgage-backed securities and increased investor yield requirements for those loans and securities. In addition, FNB has a substantial relationship with Freddie Mac, including loan sales that are material to FNB’s mortgage banking business. A significant portion of the conventional loans that FNB originates or purchases qualify for inclusion in guaranteed mortgage securities backed by Freddie Mac. A substantial reduction in the volume of loans that Freddie Mac agrees to purchase or the loss of other material financial benefits FNB receives from Freddie Mac could have a material adverse effect on FNB’s results of operation and financial condition. As a government-sponsored enterprise, Freddie Mac is subject to extensive regulation and oversight by governmental agencies. On September 7, 2008, Freddie Mac was placed under the conservatorship of the Federal Housing Finance Agency, Freddie Mac’s principal regulator. Substantial changes in Freddie Mac’s business and operations are anticipated to occur as a result of such event. This event, together with changes in regulations or the occurrence of other events that adversely impact the business, operations or prospects of Freddie Mac could have a material adverse effect on FNB’s or, after the merger, Graystone Tower Bank’s mortgage-banking business, operations or prospects.

The scope of FNB residential mortgage loan production exposes it to risks of noncompliance with a large body of complex laws and regulations at the federal, state and local levels in the United States.

Because FNB is authorized to originate, purchase and service mortgage loans in all 50 states, FNB must comply with the laws and regulations, as well as judicial and administrative decisions, for all of these jurisdictions, in addition to an extensive body of federal law and regulations. The volume of new or modified laws and regulations has increased in recent years, and individual cities and counties in the United States have begun to enact laws that restrict certain loan origination, acquisition and servicing activities in those cities and counties. Should FNB not sell the AHB Division prior to the merger, Graystone Tower Bank would become subject to these same laws and regulations.

Failure to comply with these laws can lead to:

•	civil and criminal liability:

•	loss of licenses and approvals;

•	damage to FNB’s or, after the merger, Graystone Tower Bank’s reputation in the industry;

•	inability to sell or securitize loans, or otherwise raise capital;

•	demands for indemnification or loan repurchases from purchasers of loans;

•	fines and penalties and litigation, including class action lawsuits;

•	administrative enforcement actions;

•	additional regulatory burdens, restrictions, or other changes to the AHB Division’s business model;

•	claims that an allegedly non-compliant loan is rescindable or unenforceable; and

•	damage to the reputation of the AHB Division, FNB or, after the merger, Graystone Tower Bank, any of which could have a material adverse effect on business, operations or prospects.

A Warning About Forward-Looking Information

This document and the documents incorporated by reference into this document contain statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include information concerning possible or assumed future results of operations of Tower and its subsidiaries, or the combined businesses of Tower and First Chester. When we use words such as “believes,” “expects,” “anticipates” or similar expressions, we are making forward-looking statements. Forward-looking statements are also statements that are not statements of historical fact. These forward-looking statements involve risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by these forward-looking statements include, among others, the following possibilities:

•

regulatory approvals and clearances and other prerequisites or conditions to the merger may not be obtained, may expire or be revoked or materially modified, or may be received outside of expected time frames;

•	competitive pressures among depository and other financial institutions may increase significantly;

•	revenues may be lower than expected;

•	changes in the interest rate environment may reduce interest margins;

•

general economic conditions, either nationally or regionally, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality and/or a reduced demand for credit;

•

legislative or regulatory changes, including implementation of the Dodd-Frank Act and changes in accounting standards, may adversely affect the ability of the combined company to conduct its current and future operations;

•	costs or difficulties related to the integration of the businesses of Tower and First Chester may be greater than expected;

•	expected cost savings associated with the merger may not be fully realized or realized within the expected time frames;

•	deposit attrition, customer loss, or revenue loss following the merger may be greater than expected;

•	competitors may have greater financial resources and develop products that enable such competitors to compete more successfully than Tower; and

•	adverse changes may occur in the securities markets or with respect to inflation.

This list is not exhaustive. Forward-looking statements speak only as of the date they are made. Tower and First Chester do not undertake to update forward-looking statements to reflect future circumstances or events. If one or more of these risks or uncertainties occurs or if the underlying assumptions prove incorrect, actual results, performance or achievements could differ materially from those expressed in, or implied by, the forward-looking statement.

Further information on other factors that could affect the financial results of Tower after the merger is included in this document under “Risk Factors” beginning on page             and in Tower’s Securities and Exchange Commission, or SEC, filings incorporated by reference in this document.

The First Chester Special Meeting

Generally

This section contains information about the First Chester special meeting of shareholders that has been called to vote upon the matters described below. First Chester will hold its special meeting of shareholders at             , local time, on             , 2010, at             .

We mailed this joint proxy statement/prospectus to you, as a First Chester shareholder, on or about             , 2010. Together with this joint proxy statement/prospectus, we also included a notice of the special meeting and a form of proxy that the First Chester board of directors is soliciting for use at the special meeting.

Matters to be Considered at the Special Meeting

At the special meeting, First Chester shareholders will consider and vote upon proposals to:

•	approve and adopt the merger agreement;

•

adjourn the meeting to a later date or dates to permit further solicitation of proxies in the event that there are not sufficient votes at the time of the meeting to approve the matters to be considered by the shareholders at the meeting; and

•	transact any other business that may properly be brought before the meeting.

Recommendation of First Chester Board of Directors

The First Chester board of directors approved the merger agreement and the related transactions and recommends a vote “FOR” approval of the merger agreement and related transactions and “FOR” adjournment of the meeting to a later date or dates to permit further solicitation of proxies, if necessary.

Shareholders Entitled to Vote

You are entitled to notice of and to vote at the First Chester special meeting if you were a holder of record of First Chester common stock at the close of business on             , 2010, the record date established by the First Chester board of directors for the special meeting. As of the record date, there were             shares of First Chester common stock issued and outstanding, held by approximately             holders of record. Each share entitles the holder to one vote. Shareholders may vote either in person or by proxy.

Quorum

To have a quorum at the First Chester special meeting, the holders of at least a majority of the issued and outstanding shares of First Chester common stock entitled to vote must be present either in person or by properly executed proxy. Abstentions will be counted for the purpose of determining whether a quorum is present. Broker non-votes will not be counted for the purpose of determining whether a quorum is present.

Required Vote; Voting Agreements

Under the First Chester articles of incorporation, shareholder approval and adoption of the merger agreement requires the affirmative vote of the holders of at least a majority of the issued and outstanding shares of First Chester common stock entitled to vote at the special meeting.

Because approval of the merger agreement and related transactions require the affirmative vote of at least a majority of the issued and outstanding shares of First Chester common stock entitled to vote at the special meeting, abstentions and broker non-votes will have the same effect as votes against these matters.

Accordingly, the First Chester board of directors urges you to complete, date and sign the accompanying proxy card and return it promptly in the enclosed, postage-paid envelope.

The First Chester directors and executive officers have agreed to vote all of their shares of First Chester common stock “FOR” approval of the merger agreement and related transactions. As of the record date, First Chester directors and executive officers beneficially owned and are entitled to vote approximately             % of the shares entitled to vote at the special meeting. In addition, as of the record date, the trust department of FNB held             shares of First Chester common stock as fiduciary for certain trusts, estates and agency accounts that beneficially own the shares. Of these shares,             are held in accounts where FNB is the sole trustee or executor and may not be voted by FNB to approve the merger. FNB has shared voting power as to the remaining             shares, which may not be voted without the authorization of the other co-trustee or principal.

Approval of the adjournment of the meeting requires the affirmative vote of a majority of the shares present at the meeting, in person or by proxy, whether or not a quorum is present.

Voting by Proxy

All shares of First Chester common stock represented by properly executed proxy cards will be voted in accordance with the instructions indicated on those proxy cards, unless those proxies have been previously revoked. If you return a signed proxy card but fail to indicate how you want to vote, your shares of First Chester common stock will be voted “FOR” approval of the merger agreement and related transactions and “FOR” adjournment of the meeting to a later date or dates to permit further solicitation of proxies, if necessary.

First Chester shareholders can also vote over the Internet at             or by telephone at             . Voting instructions are printed on the proxy card or voting information form you received. Either method of submitting your proxy will enable your shares to be represented and voted at the special meeting.

You should not mail your common stock certificates with your proxy cards. You will receive separate instructions on how to exchange your shares. See “Proposal I – Approval of the Merger and Related Matters – Terms of the Merger – Exchange Procedures” beginning on page             .

Abstentions

A properly executed proxy card marked “abstain” will not be voted on the approval and adoption of the merger agreement, but will count toward determining whether a quorum is present. Because approval and adoption of the merger agreement requires the affirmative vote of a majority of the issued and outstanding shares entitled to vote at the special meeting, a vote to “abstain” will have the same effect as a vote against the approval and adoption of the merger agreement.

Broker-Held Shares

Brokers who hold shares of First Chester common stock in “street name” for the beneficial owners of those shares cannot vote those shares without specific instructions from the beneficial owners. Therefore, if you are the beneficial owner of shares of First Chester common stock held by a broker in “street name,” you should sign, date and return your proxy card to the broker in the envelope provided by the broker. If a broker indicates on the proxy card that it does not have discretionary authority as to shares of common stock to vote on a particular matter, those shares of common stock will be considered as present but will not be voted with respect to that matter. Because approval and adoption of the merger agreement requires the affirmative vote of a majority of the issued and outstanding shares entitled to vote at the special meeting, if your shares are held in “street name” and you fail to instruct your broker how to vote, such failure will result in a broker non-vote and will effectively act as a vote against the approval and adoption of the merger agreement.

Changing your Vote

If you give the proxy we are soliciting, you may revoke it at any time before it is exercised:

•	by signing and returning a later-dated proxy; or

•	by giving written notice to First Chester County Corporation, 9 North High Street, West Chester, PA 19380, Attention: John B. Waldron, Secretary; or

•	by voting in person at the special meeting.

A shareholder whose shares are held in street name should follow the instructions of his or her broker regarding revocation of proxies. You should note that your presence at the First Chester special meeting without voting in person will not revoke an otherwise valid proxy.

Adjournment

In the event that there are not sufficient votes to constitute a quorum or approve the adoption of the merger agreement at the time of the special meeting, the merger agreement would not be able to be approved unless the meeting could be adjourned to a later date in order to permit further solicitation of proxies. Approval for the adjournment proposal requires the affirmative vote of a majority of the shares present at the meeting, in person or by proxy, whether or not a quorum is present.

Solicitation Of Proxies

First Chester will bear its own cost of solicitation of proxies. In addition to solicitation by mail, First Chester’s directors, officers and employees may solicit proxies personally or by telephone, facsimile transmission or otherwise. These directors, officers and employees will not be additionally compensated for their solicitation efforts, but may be reimbursed for out-of-pocket expenses incurred in connection with these efforts. First Chester will reimburse brokerage firms, fiduciaries, nominees and others for their out-of-pocket expenses incurred in forwarding proxy materials to beneficial owners of shares of common stock held in their names. In addition, First Chester has engaged a professional proxy solicitation firm, Phoenix Advisory Services, to assist it in soliciting proxies for a fee of approximately $7,000, plus reasonable out-of-pocket expenses.

Dissenters’ Rights

Dissenters’ rights are statutory rights that, if applicable under law, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction. Dissenters’ rights are not available in all circumstances. Under Pennsylvania law, shareholders of a corporation are not entitled to exercise dissenters rights if, as of the record date, shares of the corporation are either listed on a national securities exchange or held beneficially or of record by more than 2,000 people. Consequently, because shares of First Chester’s common stock are traded on the NASDAQ Stock Market, a national securities exchange, as of the record date, you will not have the right to exercise dissenters’ rights. If the merger agreement is approved and the merger is completed, shareholders who voted against the approval of the merger agreement will be treated the same as shareholders who voted to approve the merger agreement and their shares will automatically be converted into the right to receive the merger consideration.

The Tower Special Meeting

Generally

This section contains information about the Tower special meeting of shareholders that has been called to vote upon the matters described below. Tower will hold its special meeting of shareholders at             , local time on             , 2010, at             .

We mailed this joint proxy statement/prospectus to you, as a Tower shareholder, on or about             , 2010. Together with this joint proxy statement/prospectus, we also included a notice of the special meeting and a form of proxy that the Tower board of directors is soliciting for use at the special meeting.

Matters to be Considered at the Special Meeting

At the special meeting, Tower shareholders will consider and vote upon proposals to:

•	approve and adopt the merger agreement;

•

adjourn the meeting to a later date or dates to permit further solicitation of proxies in the event that there are not sufficient votes at the time of the meeting to approve the matters to be considered by the shareholders at the meeting; and

•	transact any other business that may properly be brought before the meeting.

Recommendation of Tower Board of Directors

The board of directors of Tower unanimously recommends that you vote “FOR” approval of the merger agreement and related transactions and “FOR” adjournment of the meeting to a later date or dates to permit further solicitation of proxies, if necessary.

Shareholders Entitled to Vote

You are entitled to notice of and to vote at the Tower special meeting if you were a holder of record of Tower common stock at the close of business on             , 2010, the record date established by the Tower board of directors for the special meeting. As of the record date, there were             shares of Tower common stock issued and outstanding, held by approximately             holders of record. Each share entitles the holder to one vote. Shareholders may vote either in person or by proxy.

Quorum

To have a quorum at the Tower special meeting, the holders of at least a majority of the issued and outstanding shares of Tower common stock entitled to vote must be present either in person or by properly executed proxy. Abstentions will be counted for the purpose of determining whether a quorum is present. Broker non-votes will not be counted for the purpose of determining whether a quorum is present.

Required Vote

Under Tower’s articles of incorporation, shareholder approval and adoption of the merger agreement requires the affirmative vote of at least 66 2/3% of the outstanding shares of Tower common stock entitled to vote.

Because approval of the merger agreement and related transactions require the affirmative vote of at least 66 2/3% of the outstanding shares of Tower common stock entitled to vote at the special meeting, abstentions and broker non-votes will have the same effect as votes against these matters. Accordingly, the Tower board of directors urges you to complete, date and sign the accompanying proxy card and return it promptly in the enclosed, postage-paid envelope.

As of the record date, directors and executive officers of Tower beneficially owned approximately             shares of Tower common stock, entitling them to exercise approximately             % of the voting power of the Tower common stock entitled to vote at the special meeting. Each director and executive officer of Tower has indicated that he will vote each share of Tower common stock that he or she owns “FOR” approval and adoption of the merger agreement and related transactions.

In addition, as of the record date, the trust department of Graystone Tower Bank held             shares of Tower common stock as fiduciary for certain trusts, estates and agency accounts that beneficially own the shares. Graystone Tower Bank has voting power as to             of these shares, and, subject to the provisions of governing instruments and/or in accordance with applicable provisions of fiduciary law, we anticipate that these shares will be voted “FOR” approval and adoption of the merger agreement and the transactions contemplated thereby.

Approval of the adjournment of the meeting requires the affirmative vote of a majority of the shares present at the meeting, in person or by proxy, whether or not a quorum is present.

Voting by Proxy

All shares of Tower common stock represented by properly executed proxy cards will be voted in accordance with the instructions indicated on those proxy cards, unless those proxies have been previously revoked. If you return a signed proxy card but fail to indicate how you want to vote, your shares of Tower common stock will be voted “FOR” approval and adoption of the merger agreement and “FOR” adjournment of the meeting to a later date or dates to permit further solicitation of proxies, if necessary.

Tower shareholders can also vote over the Internet at             or by telephone at             . Voting instructions are printed on the proxy card or voting information form you received. Either method of submitting your proxy will enable your shares to be represented and voted at the special meeting.

Abstentions

A properly executed proxy card marked “abstain” will not be voted on the approval and adoption of the merger agreement but will count toward determining whether a quorum is present. Because approval and adoption of the merger agreement requires the affirmative vote of at least 66 2/3% of the outstanding shares of Tower common stock entitled to vote at the special meeting, a vote to “abstain” will have the same effect as a vote against the approval and adoption of the merger agreement.

Broker-Held Shares

Brokers who hold shares of Tower common stock in “street name” for the beneficial owners of those shares cannot vote those shares without specific instructions from the beneficial owners. Therefore, if you are the beneficial owner of shares of Tower common stock held by a broker in “street name,” you should sign, date and return your proxy card to the broker in the envelope provided by the broker. If a broker indicates on the proxy card that it does not have discretionary authority as to shares of common stock to vote on a particular matter, those shares of common stock will be considered as present, but will not be voted with respect to that matter. Because approval and adoption of the merger agreement requires the affirmative vote of at least 66 2/3% of the outstanding shares of Tower common stock entitled to vote at the special meeting, if your shares are held in “street name” and you fail to instruct your broker how to vote, such failure will result in a broker non-vote and will effectively act as a vote against the approval and adoption of the merger agreement.

Changing your Vote

If you give the proxy we are soliciting, you may revoke it at any time before it is exercised:

•	by signing and returning a later-dated proxy; or

•	by giving written notice to Tower Bancorp, Inc., 112 Market Street, Harrisburg, PA 17101, Attention: Carl D. Lundblad, Secretary; or

•	by voting in person at the special meeting.

A shareholder whose shares are held in street name should follow the instructions of his or her broker regarding revocation of proxies. You should note that your presence at the Tower special meeting without voting in person will not revoke an otherwise valid proxy.

Adjournment

In the event that there are not sufficient votes to constitute a quorum or approve the adoption of the merger agreement at the time of the special meeting, the merger agreement would not be able to be approved unless the meeting could be adjourned to a later date in order to permit further solicitation of proxies. Approval for the adjournment proposal requires the affirmative vote of a majority of the shares present at the meeting, in person or by proxy, whether or not a quorum is present.

Solicitation Of Proxies

Tower will bear its own cost of solicitation of proxies for its special meeting. In addition to solicitation by mail, Tower’s directors, officers and employees may solicit proxies personally or by telephone, facsimile transmission or otherwise. These directors, officers and employees will not be additionally compensated for their solicitation efforts, but may be reimbursed for out-of-pocket expenses incurred in connection with these efforts. Tower will reimburse brokerage firms, fiduciaries, nominees and others for their out-of-pocket expenses incurred in forwarding proxy materials to beneficial owners of shares of common stock held in their names. In addition, Tower has engaged a professional proxy solicitation firm, The Altman Group, to assist it in soliciting proxies for a fee of $7,000, plus reasonable out-of-pocket expenses.

Dissenters’ Rights

Dissenters’ rights are statutory rights that, if applicable under law, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction. Dissenters’ rights are not available in all circumstances. Under Pennsylvania law, shareholders of a corporation are not entitled to exercise dissenters rights if, as of the record date, shares of the corporation are either listed on a national securities exchange or held beneficially or of record by more than 2,000 people. Consequently, because shares of Tower’s common stock are traded on the NASDAQ Stock Market, a national securities exchange, as of the record date, you will not have the right to exercise dissenters’ rights. If the merger agreement is approved and the merger is completed, shareholders who voted against the approval of the merger agreement will be treated the same as shareholders who voted to approve the merger agreement.

PROPOSAL I –

APPROVAL OF THE MERGER AND RELATED MATTERS

The following information describes the material terms of the proposed merger. This description, however, is not a complete statement of all provisions of the merger agreement and related documents. A copy of the merger agreement and the first and second amendments to the merger agreement, including their respective exhibits, are attached to this document as Annexes A, B and C, respectively, to provide information regarding the terms of the proposed merger. We qualify this discussion in its entirety by reference to the merger agreement, as amended, which we refer to in this document as the merger agreement and incorporate by reference in this document. Except for the merger agreement’s status as the contractual document between the parties with respect to the merger to occur pursuant to it, the merger agreement is not intended to provide you with factual information about the parties. The representation and warranties contained in the merger agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to that agreement, and may be subject to limitations agreed to by the contracting parties, including being qualified by disclosure schedules exchanged by First Chester and Tower. Accordingly, they should not be relied on by investors as statements of factual information. We urge you to read the full text of the merger agreement carefully.

General

Under the terms of the merger agreement, First Chester will merge with and into Tower and First Chester will cease to exist as a separate entity and FNB will merge with and into Graystone Tower Bank, with Graystone Tower Bank being the surviving bank. The current banking offices of FNB located in Chester and Delaware Counties will operate as a regional division of Graystone Tower Bank, which division is referred to in this document as the Chester County Division. The merger agreement also requires that First Chester use its best efforts, and shall cause FNB to use its best efforts, to sell, at or prior to the effective time of the merger, the AHB Division to one or more purchasers, on terms and conditions acceptable to First Chester and Tower. The AHB Division conducts mortgage-banking activities and includes, without limitation, the interests of FNB in certain mortgage-banking related joint ventures and activities related to residential mortgage banking. As of the date of this document, no agreement for the sale of the AHB Division has been reached.

Following consummation of the merger, the executive management team of Tower and Graystone Tower Bank will remain unchanged, and John A. Featherman, III, current Chairman, President and Chief Executive Officer of First Chester and FNB, will be appointed Chairman and Chief Executive Officer of the Chester County Division of Graystone Tower Bank and Clay T. Henry, current Executive Vice President of the First National Wealth Management division of FNB, will be appointed President of Graystone Tower Bank’s Wealth Management Division. Additionally, upon the effective date of the merger, three current directors of First Chester to be selected by the board of directors of First Chester, with the approval of the board of directors of Tower, will be appointed to the board of directors of Tower, and three current directors of FNB not selected for appointment to the board of directors of Tower will be appointed to the board of directors of Graystone Tower Bank.

In the merger, First Chester shareholders will receive merger consideration consisting of a number of shares of Tower common stock equal to the exchange ratio, which was 0.453 at the time of the signing of the merger agreement. The exchange ratio is subject to adjustment, as described in this document under the heading “Terms of the Merger – Merger Consideration” beginning on page             .

Tower will not issue fractional shares of common stock to First Chester shareholders pursuant to the merger; consequently, First Chester shareholders will receive cash in lieu of fractional shares they would have otherwise received according to the terms of the merger.

The approval and adoption of the merger agreement requires the affirmative vote, in person or by proxy, of at least a majority of the issued and outstanding shares entitled to vote at the First Chester special meeting of shareholders and requires the affirmative vote, in person or by proxy, of the holders of at least 66 2/3% of the outstanding shares entitled to vote at the Tower special meeting of shareholders.

Background of the Merger

During the fourth quarter of 2008 and the first three quarters of 2009, First Chester experienced accelerating deterioration in its loan portfolio leading to increased loss reserves and increased pressure on the capital levels of FNB. Recognizing the need for funding for both cash flow purposes and to increase capital levels at FNB, First Chester began exploring potential public and private capital-raising transactions in the first quarter of 2009, and completed a private placement of $5,175,000 of trust preferred securities in April of 2009. The board of directors and management of First Chester continued to explore various methods of raising additional capital through the second, third and fourth quarters of 2009, including conversations with Tower regarding unsecured loans and private placements of First Chester common stock or trust preferred securities. First Chester borrowed an aggregate principal amount of $2.4 million during the second and third quarters of 2009 on an unsecured, short-term basis from two shareholders in anticipation of a second round of trust preferred securities and common equity offerings.

During the first quarter 2009, the OCC informally requested that FNB capital levels be reviewed by the directors for adequacy during the OCC’s regularly scheduled safety and soundness examination of FNB. FNB management formed a Capital Committee consisting of the CEO, President, CFO, Executive Vice President of Commercial Lending and the Managing Directors of the AHB Division. The Capital Committee developed a capital plan during the second quarter of 2009. Informal discussions were also held with First Chester’s financial advisor, Sandler O’Neill, regarding various capital raising alternatives.

On July 1, 2009, a meeting was held with the OCC and the members of the Capital Committee regarding asset quality and capital levels as a follow-up to the completion of the OCC’s safety and soundness examination. Subsequent to this meeting, the OCC and FNB management had ongoing discussions regarding asset quality and capital adequacy levels.

On August 27, 2009, OCC representatives and FNB management convened a conference call during which the OCC informed management of the OCC’s intent to engage in informal enforcement actions with FNB regarding asset quality and capital adequacy. Due to the regulatory pressure to increase capital ratios at FNB, the First Chester board of directors and management began discussing strategic initiatives designed to strengthen the capital base and position of FNB in light of the challenging economic environment and regulatory actions beyond the trust preferred and limited common stock offerings considered thus far.

On September 9, 2009, First Chester hired a new Chief Financial Officer to assist with raising additional capital, among other things. In September 2009, First Chester engaged Sandler O’Neill as its financial advisor in connection with a strategic capital raising transaction, and began to focus its efforts on a public offering of common stock targeted for November of 2009. With a view toward the marketability of a potential offering, First Chester applied for listing of its common stock on the NASDAQ Stock Market and its shares began trading on the NASDAQ Capital Market upon NASDAQ approval.

On September 28, 2009, the OCC sent to First Chester a notice of intent to establish IMCRs for FNB in excess of those required to achieve “well-capitalized” status. Representatives of the OCC met with management of First Chester on October 9, 2009 to discuss these concerns, and to provide a draft MOU to be entered into between FNB and the OCC.

On October 16, 2009, Kevin Quinn resigned as President and Chief Operating Officer of First Chester and FNB. The First Chester and FNB board appointed John Featherman as President in addition to his role as Chairman and CEO of First Chester and FNB, and appointed James M. Deitch as Chief Operating Officer of First Chester and FNB.

Additionally on October 16, 2009, the board of directors of FNB entered into an informal MOU with the OCC. The MOU addressed, among other things, matters in connection with FNB’s protection of certain criticized assets, identification of problem loans, capital planning, information technology systems and Bank Secrecy Act compliance. Under the MOU, FNB agreed to develop and submit a comprehensive three-year capital plan to the OCC by December 31, 2009. The OCC also requested that First Chester provide quarterly reports to the OCC describing its actions to comply with the terms of the MOU, including the improvement of capital levels.

In October 2009, FNB engaged CEIS Review Inc., or CEIS, to perform an independent review of FNB’s loans and related risk ratings. CEIS was also engaged to perform a “stress test” of FNB’s loan portfolio using methodology similar to that used by federal regulators. The results of the review and stress test were utilized, among other things, to determine the amount of the planned capital raise.

In a letter dated November 4, 2009, the OCC notified First Chester that it had established IMCRs requiring FNB to achieve by December 31, 2009, and maintain going forward, a Tier 1 leverage ratio of at least eight percent (8%) of adjusted total assets, a Tier 1 risk-based capital ratio of at least ten percent (10%) and a total risk-based capital ratio of at least twelve percent (12%), each of which exceeded the well-capitalized ratios generally applicable to banks under then-current regulations.

In light of these regulatory actions and in response to First Chester’s deteriorating capital position, the First Chester board of directors determined to decrease the quarterly dividend on First Chester’s common stock to $0.02 per share for the fourth quarter of 2009.

On November 13, 2009, First Chester filed its Quarterly Report on Form 10-Q for the third quarter of 2009, in which it announced, following a review of its loan and securities portfolios, a significant increase in its provision for loan and lease losses and an impairment charge to its equity securities portfolio. First Chester also announced in the Form 10-Q that it had identified a material weakness in internal controls related to the design and implementation of policies to promptly identify problem loans and to quantify the elements of risk in problem loans.

Throughout this period, FNB maintained frequent contact with the OCC regarding its planned actions regarding capital and asset quality, as well as the status of discussions with the SEC and the Federal Reserve regarding matters pertaining to First Chester.

In mid-November 2009, First Chester received a demand for payment of $3.0 million of the $4.0 million of unsecured loans made to First Chester. Mr. Deitch began preliminary discussions with potential lenders, including Tower, about First Chester’s need for an extension of credit to enable First Chester to refinance certain of its outstanding indebtedness and for general corporate purposes. On November 13, 2009, Mr. Deitch contacted a director of Tower regarding the possibility of Tower extending credit to First Chester. On November 16, 2009, Mr. Deitch met with Andrew Samuel, President and CEO of Tower, about a possible $4.0 million credit facility from Graystone Tower Bank to First Chester. Tower and First Chester entered into a confidentiality agreement to facilitate due diligence in connection with underwriting for the proposed credit facility. First Chester subsequently provided certain due diligence materials to Tower and Graystone Tower Bank.

Tower provided First Chester with a term sheet regarding the credit facility on November 17, 2009. On November 20, 2009, First Chester entered into a loan agreement with Graystone Tower Bank for a non-revolving one year term loan in the principal amount of $4.0 million. In connection with the loan agreement, First Chester agreed to provide Tower with written notice prior to engaging in any activities to solicit, initiate or encourage a proposal involving a change of control of First Chester or FNB, and to provide Tower with prompt written notice, including a description of the substantive terms, of any proposal concerning a change of control from a third party received by First Chester or FNB, whether solicited or unsolicited.

In light of First Chester’s increasing need for capital due to deterioration in the loan portfolio and the deadline to comply with the IMCRs, the First Chester board of directors requested Sandler O’Neill to present strategic alternatives to the common stock offering. On November 27, 2009, the First Chester board of directors abandoned the common stock offering and instructed Sandler O’Neill to begin to identify parties that might have an interest in entering into a business combination transaction with First Chester. Sandler O’Neill presented a list of potential merger partners to First Chester on November 30, 2009. As a result of that presentation, the First Chester board of directors authorized Sandler O’Neill to contact eight institutions on their behalf and for First Chester’s management to contact an additional four institutions, including Tower, to determine whether any of these institutions were interested in conducting discussions about engaging in a business combination transaction. As a result of such inquiries and upon executing confidentiality agreements, twelve institutions, including Tower, were sent a confidential information memorandum containing information about First Chester. An additional two institutions approached Sandler O’Neill with interest in a business combination transaction with First Chester and, with approval from First Chester, executed confidentiality agreements. First Chester asked each institution to submit a written indication of interest by December 14, 2009.

Having been contacted by First Chester management regarding interest in a potential business combination, on December 1, 2009, Tower senior management began to consider the possible structure and terms of a combination of First Chester and Tower and spoke with Keefe, Bruyette & Woods, Inc., or KBW, an investment banking firm, regarding the possibility of Tower submitting an indication of interest with respect to First Chester, and engaging KBW to advise Tower’s senior management and board of directors in this regard.

Mr. Samuel met with Mr. Featherman and Mr. Deitch on December 7 and 9, 2009, respectively, to discuss broad concepts of a potential combination of Tower and First Chester.

On December 11, 2009, the Tower board of directors held a meeting at which it reviewed an analysis of a potential combination of First Chester and Tower provided by KBW, discussed a potential combination of the two companies, and authorized the submission of a preliminary indication of interest to First Chester. On December 14, 2009, Tower entered into a formal engagement letter with KBW to act as Tower’s financial advisor with respect to the potential business combination.

First Chester received written indications of interest from six institutions, including Tower, on December 14, 2009. Upon receiving Tower’s indication of interest on December 14, 2009, Messrs. Featherman, Deitch, Samuel and Carl Lundblad, Tower’s Executive Vice President and General Counsel, met to discuss Tower’s proposal. On December 15, 2009, the First Chester board of directors met to discuss and evaluate the indications of interest, joined telephonically or in person by representatives of Sandler O’Neill, Hogan Lovells US LLP, First Chester’s legal counsel, and Grant Thornton LLP, First Chester’s independent auditor. As a result of these discussions, the First Chester board of directors initially determined to invite three institutions, including Tower, to conduct further due diligence. The other institutions were informed that they were not being invited to conduct further due diligence on December 16, 2009. On December 21, 2009, First Chester received an additional indication of interest, which First Chester decided not to pursue. From December 16, 2009 through December 23, 2009, the three selected institutions, including Tower, conducted extensive due diligence.

On December 16, 2009, First Chester provided the three selected institutions with a draft of the proposed definitive merger agreement. First Chester asked each institution to submit their final bids and comments to the proposed merger agreement by December 23, 2009.

Additionally, on December 16, 2009, Tower engaged PJA Associates to provide due diligence support with respect to a review and analysis of First Chester’s mortgage banking operations. Members of Tower senior management and PJA Associates met with Mr. Deitch and Anna Ruth Smith, President of the AHB Division, and discussed the mortgage banking operations. On December 16 and 17, 2009, Tower, KBW, Rhoads & Sinon LLP, Tower’s outside legal counsel, and 5 C’s Consulting and Brown Consulting, Tower’s outside loan review consultants, conducted on-site due diligence of First Chester.

The Tower board of directors met on December 22, 2009 and received management reports on the results of due diligence. KBW reviewed with the directors its analysis of a combination of First Chester and Tower. The Tower board of directors authorized management to submit a revised, final indication of interest to First Chester.

On December 23, 2009, Tower submitted a final bid and the remaining two institutions declined to submit a final bid.

On December 23, 2009, the First Chester board of directors held a special meeting to review Tower’s proposal. The First Chester board of directors considered presentations regarding the merger from Sandler O’Neill and the merger agreement from Hogan Lovells. Representatives of Hogan Lovells and Sandler O’Neill responded to questions from the board. Over the following days, First Chester, Tower and their respective financial and legal advisors negotiated the terms of the merger agreement and related documents, and First Chester conducted on-site due diligence of Tower.

On December 27, 2009, the First Chester board of directors held a special meeting to review the definitive merger agreement and related documents. At the meeting, Sandler O’Neill provided its oral opinion that the merger consideration, including as potentially adjusted under the terms of the merger agreement, was fair to the shareholders of First Chester from a financial point of view, which opinion was subsequently confirmed in writing by Sandler O’Neill. After careful and deliberate consideration of this presentation as well as the interests of First Chester’s shareholders, customers, employees and communities served by First Chester, the First Chester board of directors approved the merger, the definitive merger agreement and the related documents.

On December 27, 2009, the Tower board of directors held a special meeting to review and consider the merger agreement and related documents in detail. At the meeting, KBW provided its oral opinion that the merger consideration was fair to Tower from a financial point of view, which opinion was subsequently confirmed in writing by KBW. After presentations by management and KBW and receipt of KBW’s fairness opinion, the Tower board of directors then discussed, considered and approved and adopted the merger agreement, including the exhibits thereto.

After the merger was approved by the board of directors of both First Chester and Tower, First Chester and Tower executed the definitive merger agreement, the related voting agreements and the employment agreement with Mr. Featherman. The merger was publicly announced on December 28, 2009.

On December 28, 2009, as required by the merger agreement, Graystone Tower Bank and First Chester entered into a modification of the loan agreement and related note between First Chester and Graystone Tower Bank, dated as of November 20, 2009, pursuant to which Graystone Tower Bank increased its loan to First Chester from $4 million to $26 million. The increased borrowings were contributed to the capital of FNB for purposes of enabling it to satisfy the IMCRs established by the OCC.

On December 30, 2009, as further required by the merger agreement FNB and Graystone Tower Bank entered into a loan participation agreement pursuant to which Graystone Tower Bank purchased from FNB, in an arms-length transaction, $52.5 million in residential mortgage and commercial loan participations at a 1.5% discount, also for purposes of enabling FNB to satisfy the IMCRs.

Subsequent to executing the definitive merger agreement, Tower management concluded that it would be in the best interests of Tower if efforts to sell the national mortgage banking operations conducted by First Chester through the AHB Division were initiated prior to consummation of the merger. Accordingly, on February 18, 2010, Messrs. Samuel and Lundblad attended a meeting of the First Chester board of directors and presented a proposal to amend the merger agreement to provide that First Chester would use its best efforts to sell the AHB Division at or prior to the effective date of the merger.

On March 4, 2010, the board of directors of each of Tower and First Chester held special meetings and approved and adopted a first amendment to the merger agreement providing for the commencement of efforts to sell the AHB Division. In addition to First Chester’s commitment to use its best efforts to sell the AHB Division, the first amendment provides for the merger of FNB with and into Graystone Tower Bank, with Graystone Tower Bank as the surviving institution. As further provided by the first amendment, Tower extended a $2 million non-revolving line of credit to First Chester, secured by a second lien security interest in all of the outstanding shares of FNB, which permits draws from time to time for the sole purpose of contributing additional capital to FNB in the event that, as a result of the attempt to sell the AHB Division, its actual sale, or the effects on FNB of such sale, FNB’s regulatory capital ratios, as reported in FNB’s quarterly call report, fall below the minimum regulatory capital ratios applicable to FNB as established by the OCC.

Due to delays in First Chester’s filing of periodic reports with the SEC, in early August 2010, Tower and First Chester senior management determined that it was unlikely that the merger could be completed prior to September 30, 2010, which was the date set forth in the original merger agreement after which either party could terminate the merger agreement. In order to permit the parties additional time to complete the merger, on August 23 and 24, 2010, the board of directors of each of First Chester and Tower, respectively, held meetings and approved and adopted a second amendment to the merger agreement extending the date after which either party could terminate the merger agreement from September 30, 2010 to November  20, 2010.

First Chester’s Reasons For The Merger

In reaching its decision to approve the merger agreement, the First Chester board consulted with management, as well as with First Chester’s financial and legal advisors, and considered a variety of factors, including the following:

•

the current and prospective environment in which First Chester operates, including national, regional and local economic conditions, the competitive environment for financial institutions, the increased regulatory burdens on financial institutions, the effects of the expected continued operation under extensive regulatory restrictions imposed by the supervisory agreements, and the uncertainties in the regulatory climate going forward;

•

the limited strategic alternatives available to First Chester, notwithstanding the exhaustive search and evaluation of alternatives conducted by management with the assistance of legal and financial advisors;

•	the ability to raise sufficient capital in a common stock offering to meet the IMCRs by December 31, 2009;

•

the process conducted by First Chester’s management and Sandler O’Neill to identify potential merger partners and to solicit proposals as to the financial terms, structure and other aspects of a potential transaction from potential merger partners in a competitive bidding environment;

•

Tower’s ability to negotiate and execute a definitive agreement on an expedited basis and to provide funding during the pendency of the merger to enable First Chester in meeting the IMCRs imposed by the OCC;

•	the form of merger consideration offered by Tower, including the opportunity for First Chester shareholders to receive shares of Tower common stock on a tax-free basis;

•

that First Chester shareholders will receive shares of Tower common stock in the merger, which would allow First Chester shareholders to participate in a portion of the future performance of the combined company’s businesses and synergies resulting from the merger, and the value to First Chester’s shareholders represented by that consideration; the First Chester board of directors also considered the adequacy of the merger consideration, not only in relation to the current market price of First Chester’s common stock, but also in relation to the historical, present and anticipated future operating results and financial position of First Chester;

•	the reputation, business practices and experience of Tower and its management;

•	the complementary geographic locations of the First Chester and Tower branch networks in Pennsylvania;

•	the scale, scope, strength and diversity of operations, product lines and delivery systems that could be achieved by combining First Chester and Tower;

•	First Chester’s and Tower’s shared community banking philosophies;

•	the likelihood and anticipated time of completion of the merger;

•

the presentation by Sandler O’Neill as to the fairness of the merger consideration, from a financial point of view, to First Chester’s shareholders; in this regard, First Chester’s board of directors has received from Sandler O’Neill a written opinion dated December 27, 2009 that, as of such date, the exchange ratio, including as potentially adjusted, was fair to First Chester’s shareholders from a financial point of view. The opinion is attached as Annex D to this document. For a summary of Sandler O’Neill’s presentation, see “Opinion of First Chester’s Financial Advisor” below.

Other factors considered by First Chester’s board of directors included:

•

the reports of First Chester’s management and financial presentation by Sandler O’Neill to First Chester’s board of directors concerning the operations, financial condition and prospects of Tower and the expected financial impact of the merger on the combined company;

•

the proposed board arrangements of the combined company, including the inclusion of three of First Chester’s directors on the Tower board, three of First Chester’s current directors on the Graystone Tower Bank board and the creation of a regional advisory board composed of First Chester’s other directors not selected to be members of either the Tower or Graystone Tower Bank boards;

•

the fact that the consideration received by First Chester’s shareholders could be adjusted pursuant to the terms of the merger agreement prior to the closing of the merger in the event First Chester Delinquent Loans (as defined by and calculated in the merger agreement) increased or decreased;

•	the likelihood of successful integration and the successful operation of the combined company;

•	the likelihood that the regulatory approvals needed to complete the transaction would be obtained;

•	the potential cost-saving opportunities;

•	the effects of the merger on First Chester’s employees, including the prospects for continued employment and the severance and other benefits agreed to be provided to First Chester employees;

•	the provisions of the merger agreement that limit First Chester’s ability to actively solicit any other acquisition proposals while the merger agreement is in effect;

•

the obligation to pay a termination fee of $3.5 million in the event that the merger agreement is terminated in certain circumstances, including if First Chester terminates the merger agreement to accept a superior offer;

•

that pursuant to the merger agreement, First Chester must generally conduct its business in the ordinary course and First Chester is subject to a variety of other restrictions on the conduct of its business prior to the completion of the merger or termination of the merger agreement;

•	the fact that First Chester will cease to exist as an independent, publicly traded company;

•

the risk that potential benefits and synergies sought in the merger may not be realized or may not be realized within the expected time period, and the risks associated with the integration of First Chester and Tower;

•

the fact that because the stock consideration in the merger is a fixed exchange ratio of shares of Tower common stock to First Chester common stock, First Chester shareholders could be adversely affected by a decrease in the trading price of Tower common stock during the pendency of the merger;

•

the potential for diversion of management and employee attention, and for employee attrition, during the period prior to the completion of the merger and the potential effect on First Chester’s business and relations with customers, service providers and other stakeholders, whether or not the merger is consummated; and

•	the risks described in the section entitled “Risk Factors” beginning on page .

First Chester’s board of directors concluded that the anticipated benefits of the merger would outweigh the preceding considerations.

In the course of reaching its decision to approve the first amendment to the merger agreement, providing for the sale of the AHB Division, and the merger of FNB into Graystone Tower Bank, the First Chester board of directors consulted with senior management and First Chester’s financial and legal advisors and considered, among other things, the following factors:

•	First Chester’s desire to cooperate with Tower’s proposal that efforts to sell the AHB Division be initiated prior to consummation of the merger;

•	the potential impact on First Chester’s operations if First Chester announced it would be selling the AHB Division and the merger agreement was subsequently terminated or abandoned;

•

Tower’s willingness to extend a $2 million line of credit, which may be drawn upon for the purpose of contributing additional capital to FNB in the event that, as a result of the attempts to sell the AHB Division, FNB’s regulatory capital ratios fall below the IMCRs;

•	the cyclical and volatile nature of earnings derived from the AHB Division;

•	the effect the AHB Division has on First Chester’s overall risk profile;

•	the impact of the AHB Division operations on First Chester’s capital levels; and

•	Tower’s belief of a lack of synergy between the AHB Division’s national mortgage banking business model and Tower’s relationship-based community banking business model.

Due to delays in completing First Chester’s SEC filings, Tower and First Chester senior management determined that it was unlikely that the merger could be completed prior to September 30, 2010, which was the date set forth in the original merger agreement after which either party could terminate the merger agreement. In order to permit the parties additional time to complete the merger, on August 23, 2010, the board of directors of First Chester held a meeting and approved and adopted a second amendment to the merger agreement extending the date after which either party could terminate the merger agreement from September 30, 2010 to November 20, 2010.

The reasons set forth above are not intended to be exhaustive, but include material facts considered by the First Chester board of directors in approving the merger agreement. Although each member of First Chester’s board individually considered these and other factors, the board did not collectively assign any specific or relative weights to the factors considered and did not make any determination with respect to any individual factor. The board collectively made its determination with respect to the merger based on the conclusion reached by its members, in light of the factors that each of them considered appropriate, that the merger is in the best interests of First Chester and its shareholders.

First Chester’s board of directors realized there can be no assurance about future results, including results expected or considered in the factors listed above. However, the First Chester board concluded the potential positive factors outweighed the potential risks of completing the merger.

During its consideration of the merger described above, First Chester’s board of directors was also aware that some of its directors and executive officers may have interests in the merger that are different from or in addition to those of its shareholders generally, as described under “Proposal I – Approval of the Merger and Related Matters – Interests of Management and Others in the Merger” beginning on page             .

Recommendation of the First Chester Board of Directors

The First Chester board of directors has approved the merger agreement, and believes that the proposed merger transaction is in the best interests of First Chester and its shareholders. Accordingly, the First Chester board of directors unanimously recommends that First Chester shareholders vote “FOR” approval of the merger agreement and related transactions.

Opinion of First Chester’s Financial Advisor

By letter dated December 1, 2009, First Chester retained Sandler O’Neill to act as its financial advisor in connection with a possible business combination with Tower. Sandler O’Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Sandler O’Neill acted as financial advisor to First Chester in connection with the proposed merger and participated in certain of the negotiations leading to the execution of the merger agreement. At the December 27, 2009 meeting at which First Chester’s board considered and approved the merger agreement, Sandler O’Neill delivered to the board its oral opinion, subsequently confirmed in writing that, as of such date, the exchange ratio, as potentially adjusted, to be received in the transaction was fair to First Chester’s shareholders from a financial point of view. The full text of Sandler O’Neill’s opinion is attached as Annex D to this joint proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the opinion. First Chester shareholders are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

Sandler O’Neill’s opinion speaks only as of the date of the opinion. The opinion was directed to the First Chester board and is directed only to the fairness of the exchange ratio, as potentially adjusted, to First Chester shareholders from a financial point of view. It does not address the underlying business decision of First Chester to engage in the merger or any other aspect of the merger and is not a recommendation to any First Chester shareholder as to how such shareholder should vote at the special meeting with respect to the merger or any other matter.

Sandler O’Neill expressed no opinion as to the effect the first or second amendments to the merger agreement had on the proposed merger, or whether such amendments would effect the fairness of the exchange ratio to be received by the First Chester shareholders in the merger.

In connection with rendering its December 27, 2009 opinion, Sandler O’Neill reviewed and considered, among other things:

•	the merger agreement (excluding the first and second amendment);

•	certain publicly available financial statements and other historical financial information of First Chester that Sandler O’Neill deemed relevant;

•	certain publicly available financial statements and other historical financial information of Tower that Sandler O’Neill deemed relevant;

•	internal financial projections for First Chester for the years ending December 31, 2009 through 2013 as discussed with senior management of First Chester;

•

publicly available consensus earnings estimates for Tower for the years ending December 31, 2009 and 2010 and long-term growth rates as discussed with senior management of Tower for the years thereafter;

•

the pro forma financial impact of the merger on Tower, based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings determined by the senior management of Tower;

•

the publicly reported historical price and trading activity for First Chester’s and Tower’s common stock, including a comparison of certain financial and stock market information for First Chester and Tower and similar publicly available information for certain other companies the securities of which are publicly traded;

•	the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available;

•	the current market environment generally and the banking environment in particular; and

•	such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler O’Neill considered relevant.

In performing its reviews and analyses, Sandler O’Neill relied upon the accuracy and completeness of all of the financial and other information that was available to it from public sources or that was provided by First Chester and Tower or their respective representatives and has assumed such accuracy and completeness for purposes of rendering its opinion. Sandler O’Neill further relied on the assurances of management of First Chester and Tower that such managements were not aware of any facts or circumstances that would make any of such information inaccurate or misleading. Sandler O’Neill has not been asked to and has not undertaken an independent verification of any of such information and it does not assume any responsibility or liability for the accuracy or completeness thereof. Sandler O’Neill did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of First Chester or Tower or any of their subsidiaries, or the collectability of any such assets, nor has Sandler O’Neill been furnished with any such evaluations or appraisals. Sandler O’Neill did not make an independent evaluation of the adequacy of the allowance for loan losses of First Chester and Tower nor did Sandler O’Neill review any individual credit files relating to First Chester and Tower. Sandler O’Neill assumed, with First Chester’s consent, that the respective allowances for loan losses for both First Chester and Tower are adequate to cover such losses for the combined company on a pro forma basis.

With respect to the internal financial projections as discussed with senior management of First Chester and the publicly available earnings estimates and the internal long-term growth rate for Tower as discussed with senior management of Tower and, in each case, as used by Sandler O’Neill in its analyses, First Chester’s and Tower’s management confirmed that they reflected the best currently available estimates and judgments of such management of the respective future financial performances of First Chester and Tower, and Sandler O’Neill assumed that such performances would be achieved. With respect to the projections of transaction expenses, purchase accounting adjustments and cost savings determined by and reviewed with the senior management of Tower, such management confirmed to Sandler O’Neill that they reflected the best currently available estimates and judgments of such management and Sandler O’Neill assumed that such performances would be achieved. Sandler O’Neill expressed no opinion as to such financial projections, growth rates or the assumptions on which they are based. Sandler O’Neill has also assumed that there has been no material change in First Chester’s and Tower’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available. Sandler O’Neill has assumed in all respects material to its analysis that First Chester and Tower will remain as going concerns for all periods relevant to its analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to the agreements will perform all of the covenants required to be performed by such party under the merger agreement, that the conditions precedent in the merger agreement are not waived and that the merger will be a tax-free reorganization for federal income tax purposes. Sandler O’Neill did not provide First Chester with any legal, accounting or tax advice relating to the merger and the other transactions contemplated by the merger agreement.

Sandler O’Neill’s opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of its opinion. Events occurring after the date thereof could materially affect such opinion. Sandler O’Neill has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date thereof. Sandler O’Neill expresses no opinion herein as to what the value of Tower’s common stock will be when issued to First Chester’s shareholders pursuant to the merger agreement or the prices at which First Chester’s and Tower’s common stock may trade at any time.

In rendering its December 27, 2009 opinion, Sandler O’Neill performed a variety of financial analyses. The following is a summary of the material analyses performed by Sandler O’Neill, but is not a complete description of all the analyses underlying Sandler O’Neill’s opinion. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O’Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler O’Neill’s comparative analyses described below is identical to First Chester or Tower and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of First Chester or Tower and the companies to which they are being compared. Sandler O’Neill’s fairness opinion was approved by Sandler O’Neill’s Fairness Opinion Committee.

In performing its analyses, Sandler O’Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of First Chester, Tower and Sandler O’Neill. The analyses performed by Sandler O’Neill are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Sandler O’Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the First Chester board at its December 27, 2009 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler O’Neill’s analyses do not necessarily reflect the value of First Chester’s common stock or Tower’s common stock or the prices at which First Chester’s or Tower’s common stock may be sold at any time.

Summary of Proposal. Sandler O’Neill reviewed the financial terms of the proposed transaction. Based upon the closing price of Tower’s common stock on December 24, 2009 of $22.55 per share, an exchange ratio of 0.453 per share of First Chester common stock, subject to certain adjustments as described in the merger agreement, the exchange of all of First Chester’s shares into shares of Tower in the merger, and based upon per-share financial information for First Chester as of or for the twelve months ended September 30, 2009, the per share consideration was equal to $10.22. Sandler O’Neill calculated the following ratios:

Transaction Ratios

Transaction Value/Book Value per Share	82%
Transaction Value/Tangible Book Value per Share	91%
Tangible Book Premium/Core Deposits [1]	(0.8)%
Market Premium [2]	85.7%
Quarterly Dividend Impact	$0.51

The aggregate offer value was approximately $64.8 million, based upon the purchase of 6,345,436 shares of First Chester common stock (aggregate price of $64.8 million) and exchange of First Chester options (purchase price of $0.0 million). Sandler O’Neill noted that the per share transaction value represented a 85.7% premium over the December 24, 2009 closing value of First Chester’s common stock.

Stock Trading History. Sandler O’Neill reviewed the history of the reported trading prices and trading volume of First Chester’s common stock for the three-year period ended December 24, 2009 and the history of the reported trading prices and trading volume of Tower’s common stock for the three-year period ended December 24, 2009. As described below, Sandler O’Neill then compared the relationship between the movements in the prices of First Chester’s common stock to movements in the prices of the S&P Bank Index, the S&P 500 and a peer group composed of select banks with assets between $750 million and $3 billion in Delaware, Pennsylvania and New Jersey.

First Chester’s Stock Performance

	Beginning Index Value December 24, 2006	Ending Index Value December 24, 2009
First Chester	100.0%	26.2%
S&P Bank Index	100.0	31.1
S&P 500 Index	100.0	79.8
First Chester Peer Index [3]	100.0	49.1

Three-Year Average Stock Price	$14.56
Three-Year Average Trading Volume	2,738 shares

1	Core Deposits as of September 30, 2009 exclude $196.5 million in Jumbo CDs
2	As of December 24, 2009
3	A market capitalization weighted index of commercial banks with assets between $750 million and $3 billion in Delaware, Pennsylvania and New Jersey

During the three-year period ended December 24, 2009, Tower outperformed the S&P Bank Index and its peer index.

Tower’s Stock Performance

	Beginning Index Value December 24, 2006	Ending Index Value December 24, 2009
Tower	100.0%	50.8%
S&P Bank Index	100.0	31.1
S&P 500 Index	100.0	79.8
Tower Peer Index [4]	100.0	48.3

Three-Year Average Stock Price	$34.58
Three-Year Average Trading Volume	5,334 shares

Comparable Company Analysis. Sandler O’Neill used publicly available information to compare selected financial and market trading information for First Chester and Tower with groups of financial institutions selected by Sandler O’Neill for First Chester and Tower, respectively. For First Chester, the peer groups consisted of the following:

Comparable Group

ACNB Corporation	Franklin Financial Services Corporation
AmeriServ Financial, Inc.	Lakeland Bancorp, Inc.
Bancorp, Inc.	Metro Bancorp, Inc.
Bryn Mawr Bank Corporation	Orrstown Financial Services, Inc.
Center Bancorp, Inc.	Peapack-Gladstone Financial Corporation
Citizens & Northern Corporation	Penseco Financial Services Corporation
CNB Financial Corporation	Royal Bancshares of Pennsylvania, Inc.
Codorus Valley Bancorp, Inc.	Unity Bancorp, Inc.
First Keystone Corporation	Univest Corporation of Pennsylvania
First National Community Bancorp, Inc.	VIST Financial Corp.

The analysis compared publicly available financial information for First Chester as of and for the nine months ended September 30, 2009 (prior to the restatement in July 2010) with that of the First Chester peer group as of and for the nine month period ended September 30, 2009. The tables below set forth the data for First Chester and the mean and median data for the First Chester peer group, with pricing data as of December 24, 2009.

4	A market capitalization weighted index of commercial banks with assets between $1 billion and $3 billion in Delaware, Pennsylvania and New Jersey

First Chester Comparable Group Analysis

	First Chester	Peer Group Mean	Peer Group Median
Total Assets ($mm)	$1,307	$1,348	$1,276
Profitability
Return on Average Assets	(0.35)%	0.03%	0.38%
Return on Average Equity	(5.35)%	0.74%	4.48%
Net Interest Margin	3.56%	3.51%	3.62%
Efficiency Ratio	82.8%	67.8%	65.5%
Asset Quality
Nonperforming Assets / Assets	2.72%	1.83%	1.26%
Loan Loss Reserve / Gross Loans	2.05%	1.44%	1.23%
Reserves / Nonperforming Loans	72.1%	93.2%	70.4%
MRQ Net Charge Offs / Avg. Loans	1.02%	0.67%	0.42%
Capital Adequacy
Tangible Common Equity / Tangible Assets	5.50%	7.37%	6.91%
Tier 1 Risk Based Capital Ratio	8.96%	12.17%	12.11%
Total Risk-Based Capital Ratio	10.23%	13.47%	13.36%
Market Valuation
Price / Book Value	44%	94%	87%
Price / Tangible Book Value	49%	112%	100%
Price / Estimated 2009 Earnings Per Share	NM	13.9x	14.1x
Market Capitalization ($mm)	$35	$113	$106

Sandler O’Neill also used publicly available information to compare selected financial and market trading information for Tower with the following group of publicly traded thrifts.

Comparable Group

Bryn Mawr Bank Corporation	Orrstown Financial Services, Inc.
Center Bancorp, Inc.	Peapack-Gladstone Financial Corporation
Citizens & Northern Corporation	Royal Bancshares of Pennsylvania, Inc.
CNB Financial Corporation	VIST Financial Corp.
First National Community Bancorp, Inc.

The analysis compared publicly available financial information for Tower as of and for the nine months ended September 30, 2009 with that of the Tower peer group as of and for the nine month period ended September 30, 2009. The tables below set forth the data for Tower and the mean and median data for the Tower peer group, with pricing data as of December 24, 2009.

Tower Comparable Group Analysis

	Tower	Peer Group Mean	Peer Group Median
Total Assets ($mm)	$1,379	$1,290	$1,295
Profitability
Return on Average Assets	0.20%	(0.38)%	0.21%
Return on Average Equity	2.24%	(3.14)%	2.70%
Net Interest Margin	3.45%	3.39%	3.58%
Efficiency Ratio	71.2%	68.8%	65.3%
Asset Quality
Nonperforming Assets / Assets	0.41%	2.33%	1.72%
Loan Loss Reserve / Gross Loans	0.83%	1.58%	1.31%
MRQ Net Charge Offs / Avg. Loans	0.09%	0.84%	0.57%
Capital Adequacy
Tangible Common Equity / Tangible Assets	10.90%	6.20%	6.12%
Tier 1 Risk Based Capital Ratio	14.41%	10.81%	10.40%
Total Risk-Based Capital Ratio	15.93%	12.25%	11.87%
Market Valuation
Price / Book Value	98%	107%	103%
Price / Tangible Book Value	108%	126%	109%
Price / Estimated 2009 Earnings Per Share	29.3x	15.3x	14.4x
Price / Estimated 2010 Earnings Per Share	14.1x	10.7x	10.8x
Market Capitalization ($mm)	$161	$105	$113

Analysis of Selected Merger Transactions. Sandler O’Neill reviewed 18 selected merger transactions announced nationwide from January 1, 2009 through December 24, 2009 involving the acquisitions of commercial banking institutions nationwide with announced transaction values greater than $15 million. Sandler O’Neill reviewed the multiples of transaction price at announcement to last twelve months earnings per share, book value, tangible book value, tangible book premium to core deposits, and premium to market value. The median multiples from this selected group were compared to the proposed transaction ratios.

Comparable Transaction Metrics

	Tower/First Chester Metric	Median Nationwide Metric
Transaction price/LTM Earnings per Share	NM	16.5x
Transaction price/Book value	82%	127%
Transaction price/Tangible book value	91%	127%
Tangible book premium/Core deposits [5]	(0.8)%	3.5%
Market Premium [6]	85.7%	36.2%

5	Core Deposits as of September 30, 2009 exclude $196.5 million in Jumbo CDs
6	As of December 24, 2009

Analyst Recommendation and Estimates Analysis. Sandler O’Neill used publicly available I/B/E/S research analyst estimates and recommendations to outline the current analyst views for Tower. For Tower, the analysts’ consisted of the following:

Firms with Published Tower Research

Keefe Bruyette & Woods Inc.	Stifel Nicolaus & Co.
Raymond James Financial Inc.

The analysis compared published recommendations, 4th quarter 2009 earnings per share estimates, full year 2009 earnings per share estimates and full year 2010 earnings per share estimates. As of December 24, 2009 three research analysts had published recommendations for Tower, composed of three “Hold” recommendations. The table below sets forth the average values of the estimates:

I/B/E/S 4Q09 Estimated Earnings per share	$0.33
I/B/E/S 2009 Estimated Earnings per share	$0.79
I/B/E/S 2010 Estimated Earnings per share	$1.60

Discounted Cash Flow Analysis. Sandler O’Neill performed an analysis that estimated the future stream of after-tax cash flows assuming Tower’s cash dividend was flat at $1.12 annually through 2013. It was also assumed that Tower performed in accordance with the earnings and growth projections reviewed with and confirmed by management of Tower. To approximate the terminal value of Tower common stock at December 31, 2013, Sandler O’Neill applied price to earnings multiples ranging from 8.0x to 16.0x. The dividend income streams and terminal values were then discounted to present values using different discount rates ranging from 9.0% to 15.0% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Tower’s common stock. In addition, the terminal value of Tower’s common stock at December 31, 2013 was calculated using a range of price to earnings multiples ranging from 8.0x to 16.0x and applied to a range of discounts and premiums to the projected net income of Tower. The range applied to the projected net income was 25% under the projected amount to 25% over the projected amount, using a discount rate of 11.47% for the tabular analysis. In addition, the terminal value of Tower’s common stock at December 31, 2013 was calculated by applying price to tangible book values multiples ranging from 75% to 175%. As illustrated in the following tables, this analysis indicated an imputed range of values per share for Tower’s common stock of $13.53 to $29.37 when applying the price to earnings multiples to the matched projections, $12.33 to $32.65 when applying the earnings multiples to the -25% / +25% projection and $13.59 to $33.80 when applying tangible book value multiples.

With Earnings Exit Multiple and Discount Rate Variance

Earnings Per Share Multiples
	8.0x	10.0x	12.0x	14.0x	16.0x
9.0%	$16.60	$19.79	$22.98	$26.18	$29.37
10.0%	$16.03	$19.10	$22.17	$25.24	$28.31
11.0%	$15.48	$18.44	$21.39	$24.35	$27.30
12.0%	$14.96	$17.80	$20.65	$23.49	$26.34
13.0%	$14.46	$17.20	$19.94	$22.68	$25.42
14.0%	$13.98	$16.62	$19.26	$21.90	$24.54
15.0%	$13.53	$16.07	$18.61	$21.16	$23.70

With Earnings Exit Multiple and Projected Net Income Variance

Earnings Per Share Multiples
	8.0x	10.0x	12.0x	14.0x	16.0x
(25.0%)	$12.33	$14.51	$16.68	$18.86	$21.04
(20.0%)	$12.91	$15.23	$17.56	$19.88	$22.20
(15.0%)	$13.49	$15.96	$18.43	$20.89	$23.36
(10.0%)	$14.07	$16.68	$19.30	$21.91	$24.52
(5.0%)	$14.65	$17.41	$20.17	$22.93	$25.68
0%	$15.23	$18.14	$21.04	$23.94	$26.84
5.0%	$15.81	$18.86	$21.91	$24.96	$28.01
10.0%	$16.39	$19.59	$22.78	$25.97	$29.17
15.0%	$16.97	$20.31	$23.65	$26.99	$30.33
20.0%	$17.56	$21.04	$24.52	$28.01	$31.49
25.0%	$18.14	$21.76	$25.39	$29.02	$32.65

With Tangible Book Value Exit Multiple and Discount Rate Variance

Tangible Book Value Multiple
	75%	100%	125%	150%	175%
9.0%	$16.67	$20.96	$25.24	$29.52	$33.80
10.0%	$16.10	$20.22	$24.34	$28.46	$32.58
11.0%	$15.55	$19.52	$23.48	$27.44	$31.41
12.0%	$15.03	$18.84	$22.66	$26.48	$30.29
13.0%	$14.53	$18.20	$21.88	$25.55	$29.22
14.0%	$14.05	$17.59	$21.13	$24.67	$28.21
15.0%	$13.59	$17.00	$20.41	$23.82	$27.23

In connection with its analyses, Sandler O’Neill considered and discussed with the First Chester board of directors how the present value analyses would be affected by changes in the underlying assumptions, including variations with respect to net income. Sandler O’Neill noted that the discounted cash flow and terminal value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Sandler O’Neill performed an analysis that estimated the future stream of after-tax cash flows of First Chester assuming First Chester’s cash dividend was flat at $0.08 annually through 2013. It was also assumed that First Chester performed in accordance with the earnings and growth projections reviewed with and confirmed by management of First Chester, which included a $50 million gross common equity offering at $4.96 per share during the fourth quarter of 2009, in accordance with the MOU. To approximate the terminal value of First Chester common stock at December 31, 2013, Sandler O’Neill applied price to earnings multiples ranging from 8.0x to 16.0x. The dividend income streams and terminal values were then discounted to present values using different discount rates ranging from 8.0% to 14.0% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of First Chester’s common stock. In addition, the terminal value of First Chester’s common stock at December 31, 2013 was calculated by applying price to tangible book values multiples ranging from 75% to 175%. In addition, the terminal value of Tower’s common stock at December 31, 2013 was calculated by varying the amount of common equity raised during the fourth quarter of 2009 and the per share offer price from $30 million to $70 million and $3.50 to $5.00, respectively, applying an exit multiple of 125% of tangible book value and applying a discount rate of 11.47%. As illustrated in the following tables, this analysis indicated an imputed range of values per share for Tower’s common stock of $3.04 to $7.30 when applying the price to earnings multiples to the matched projections, $3.78 to $10.67 when applying the tangible book value multiples to the matched projections and $4.80 to $7.70 when varying the size of the common equity offering at a 125% tangible book value multiple and 11.47% discount rate.

With Earnings Exit Multiple and Discount Rate Variance

Earnings Per Share Multiples
	8.0x	10.0x	12.0x	14.0x	16.0x
8.0%	$3.79	$4.67	$5.55	$6.43	$7.30
9.0%	$3.65	$4.50	$5.34	$6.18	$7.03
10.0%	$3.52	$4.33	$5.14	$5.95	$6.77
11.0%	$3.39	$4.17	$4.95	$5.73	$6.51
12.0%	$3.27	$4.02	$4.77	$5.52	$6.27
13.0%	$3.15	$3.87	$4.60	$5.32	$6.05
14.0%	$3.04	$3.73	$4.43	$5.13	$5.83

With Tangible Book Value Exit Multiple and Discount Rate Variance

Tangible Book Value Multiples
	75%	100%	125%	150%	175%
8.0%	$4.73	$6.22	$7.70	$9.19	$10.67
9.0%	$4.56	$5.98	$7.41	$8.84	$10.27
10.0%	$4.39	$5.76	$7.13	$8.51	$9.88
11.0%	$4.23	$5.55	$6.87	$8.19	$9.51
12.0%	$4.07	$5.34	$6.62	$7.89	$9.16
13.0%	$3.93	$5.15	$6.38	$7.60	$8.83
14.0%	$3.78	$4.96	$6.14	$7.32	$8.50

Applying an 11.47% discount rate and 125% tangible book value exit multiple to size and issue price

Common Equity Offering Amount ($mm)
	$30.0	$40.0	$50.0	$60.0	$70.0
$3.50	$6.37	$5.79	$5.37	$5.05	$4.80
$3.75	$6.63	$6.05	$5.63	$5.31	$5.06
$4.00	$6.87	$6.30	$5.88	$5.56	$5.31
$4.25	$7.09	$6.53	$6.12	$5.80	$5.55
$4.50	$7.31	$6.76	$6.35	$6.03	$5.78
$4.75	$7.51	$6.97	$6.57	$6.26	$6.01
$5.00	$7.70	$7.18	$6.78	$6.47	$6.22

In connection with its analyses, Sandler O’Neill considered and discussed with the First Chester board of directors how the present value analyses would be affected by changes in the underlying assumptions, including variations with respect to net income. Sandler O’Neill noted that the discounted cash flow and terminal value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Pro Forma Merger Analysis. Sandler O’Neill analyzed certain potential pro forma effects of the merger, assuming the following: (1) the merger closes on June 30, 2010; (2) 100% of the First Chester shares are exchanged for shares of Tower common stock at total price per share of $10.22 (an exchange rate of 0.453); (3) all adjustments for acquisition accounting rules have been incorporated; (4) 15% cost saves on First Chester’s non-interest expense base, approximately $5.1 million pre-tax in 2010 and $10.4 million pre-tax in 2011; (5) 4.00% pre-tax cost of cash used to fund the deal; (6) after-tax transaction costs and expenses of $10.0 million; and (7) 1.17% core deposit intangible amortized over eight years using sum of years digits methodology.

Based upon those assumptions, Sandler O’Neill’s analysis indicated that the merger would be accretive excluding transaction related expenses to Tower’s earnings per share in 2010 and accretive to Tower’s earnings per share in 2011, 2012 and 2013.

From the perspective of a Tower shareholder, the analysis indicated that at the years ended December 31, 2011, December 31, 2012 and December 31, 2013, the merger would be accretive to Tower’s tangible book value per share. The actual results achieved by the combined company may vary from projected results and the variations may be material.

Sandler O’Neill Relationship. Sandler O’Neill has, in the past, provided certain investment banking services to First Chester and has received compensation for such services. In the ordinary course of its business as a broker-dealer, Sandler O’Neill may purchase securities from and sell securities to Tower and First Chester or their affiliates. Sandler O’Neill may also actively trade the debt or equity securities of Tower and/or First Chester or their affiliates for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

Compensation of Sandler O’Neill

First Chester has agreed to pay Sandler O’Neill a transaction fee in connection with the merger of $200,000 for the rendering of a Fairness Opinion which is credited against a fee based on the aggregate deal value which is contingent, and payable, upon closing of the merger and calculated as an amount equal to the greater of 1.0% of

First Chester’s tangible stockholders’ equity at September 30, 2009, as amended, ($73.3 million) or 1.0% of the aggregate deal value. First Chester has also agreed to reimburse certain of Sandler O’Neill’s reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Sandler O’Neill and its affiliates and their respective partners, directors, officers, employees, agents, and controlling persons against certain expenses and liabilities, including liabilities under securities laws.

Tower’s Reasons for the Merger

In the course of reaching its decision to approve the merger with First Chester, the Tower board of directors consulted with senior management and Tower’s financial and legal advisors. The board of directors considered, among other things, the following factors:

•

its understanding of Tower’s business, operations, financial condition, earnings and prospects and of First Chester’s business, operations, financial condition, earnings and prospects, including the respective geographic markets in Central and Southeastern Pennsylvania in which the companies and their banking subsidiaries each operate;

•	the fact that the merger will extend Tower’s presence into the high growth, affluent markets of Chester County, Pennsylvania;

•	its perception that First Chester’s operating philosophy as a community-oriented financial services company with a strong customer focus is compatible with Tower’s operating philosophy;

•	its understanding that the merger should result in immediate pro forma earnings per share accretion for Tower’s shareholders;

•	First Chester’s cost of funds, core deposit base and loan-to-deposit ratio;

•	perceived opportunities to reduce the combined company’s operating expenses following the merger;

•

the perception that the complementary nature of the respective customer bases, business products and skills of First Chester and Tower could result in opportunities to obtain synergies as products are cross-marketed and distributed over broader customer bases and best practices are compared and applied across businesses;

•	the perceived opportunity to expand Tower’s wealth management capabilities through First Chester’s wealth management division;

•	perceived opportunities to increase the combined company’s commercial lending;

•	its understanding of the status of regulatory actions with respect to FNB and the progress made by FNB toward compliance with such actions;

•	the opinion of KBW that the financial consideration to be paid in the merger is fair to Tower from a financial point of view;

•

the fact that the exchange ratio may be adjusted downward pursuant to the terms of the merger agreement prior to the closing of the merger in the event First Chester Delinquent Loans (as defined by and calculated in accordance with the merger agreement) equal or exceed $55.0 million, and that Tower is not obligated to complete the merger if First Chester Delinquent Loans equal or exceed $90.0 million as of the month end prior to the closing date of the merger;

•	the review by the Tower board of directors with its legal counsel of the structure and terms of the merger agreement; and

•	the likelihood that the required regulatory approvals to complete the merger would be obtained.

The Tower board of directors also considered a variety of potential risks associated with the merger, including, without limitation, (1) the matters addressed in the MOU between FNB and the OCC, (2) its understanding of the quality of First Chester’s loan portfolio, (3) the challenges of integrating the business, operations and cultures of the two organizations and potential distraction from Tower’s existing business plan, (4) the risks associated with achieving the anticipated cost savings, potential revenue enhancements and other potential financial benefits, as well as with maintaining reorganization, integration and restructuring expenses at anticipated levels, (5) the projected impact of the transaction on Tower’s capital levels and (6) the enhanced risk profile associated with the mortgage banking operations acquired by First Chester in connection with its acquisition of American Home Bank, N.A. The Tower board of directors also considered the requirement in the merger agreement that Graystone Tower Bank increase its existing loan to First Chester from $4 million to $26 million, secured by 100% of the common stock of FNB, and that Graystone Tower Bank shall purchase up to $100 million in loan participations, each for the purpose and as necessary to enhance the regulatory capital ratios of FNB in accordance with requirements of the OCC. The Tower board of directors also considered that the final purchase price allocation based on the fair value of acquired assets at acquisition date and related adjustments to yield and/or amortization schedules of acquired assets and liabilities may be materially different than those assumed. Tower’s board concluded that the anticipated benefits of the merger would outweigh the preceding considerations.

In the course of reaching its decision to approve the first amendment to the merger agreement, providing for the sale of First Chester’s AHB Division, and the merger of FNB into Graystone Tower Bank, the Tower board of directors consulted with senior management and Tower’s financial and legal advisors and considered, among other things, the following factors:

•	the perceived incompatibility of a national mortgage banking business with Tower’s relationship-based community banking business model;

•	the national scope of the AHB Division’s mortgage banking operations;

•	its perception that the operations of the AHB Division would significantly increase Tower’s overall risk profile;

•	the revenue generated by and the operating expense base of the AHB Division;

•	its understanding of the impact of the AHB Division operations on the capital levels of the pro forma organization;

•	its perceptions regarding the cyclical and volatile nature of earnings derived from mortgage banking;

•

potential opportunities to enhance customer convenience, increase efficiencies and reduce operational costs by merging FNB into Graystone Tower Bank, as compared with operating two separate bank subsidiaries; and

•	its understanding of regulatory actions with respect to FNB and the potential impact of such actions on the pro forma organization.

The Tower board of directors also considered the risk of First Chester not completing a sale of the AHB Division prior to the effective date of the merger, as well as the potential costs associated with selling or discontinuing the AHB Division post-merger. The board of directors also considered the requirement in the first amendment to the merger agreement that Tower extend a $2 million line of credit to First Chester, secured by a second lien security interest in the common stock of FNB, which line of credit may be drawn upon for the purpose of contributing additional capital to FNB in the event that, as a result of the attempts to sell the AHB Division, the actual sale thereof, or the effects on FNB of such sale, FNB’s regulatory capital ratios fall below the minimum ratios applicable to FNB.

Due to delays in completing First Chester’s SEC filings, Tower and First Chester senior management determined that it was unlikely that the merger could be completed prior to September 30, 2010, which was the date set forth in the original merger agreement after which either party could terminate the merger agreement. In order to permit the parties additional time to complete the merger, the board of directors of Tower approved and adopted the second amendment to the merger agreement extending the date after which either party could terminate the merger agreement from September 30, 2010 to November 20, 2010.

The foregoing discussion of the factors considered by the Tower board of directors in evaluating the transaction is not intended to be exhaustive, but, rather, includes all material factors considered by the Tower board of directors. In reaching its decision to approve the transaction, the Tower board of directors did not quantify or assign relative weights to the factors considered, and individual directors may have given different weights to different factors. The Tower board of directors evaluated the factors described above, including asking questions of Tower’s management and legal and financial advisors, and determined that the transaction was in the best interests of Tower.

Recommendation of the Tower Board of Directors

The Tower board of directors has approved the merger agreement and the merger and believes that the proposed merger is in the best interests of Tower. Accordingly, the Tower board of directors unanimously recommends that Tower shareholders vote “FOR” approval of the merger agreement and related transactions.

Opinion of Tower’s Financial Advisor

On December 14, 2009, Tower executed an engagement agreement with KBW. KBW’s engagement encompassed assisting Tower in analyzing, structuring, negotiating and effecting a transaction with First Chester. Tower selected KBW because KBW is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger and is familiar with Tower and its business. As part of its investment banking business, KBW is continually engaged in the valuation of financial businesses and their securities in connection with mergers and acquisitions.

On December 27, 2009, the Tower board of directors held a meeting to evaluate the proposed merger of First Chester with and into Tower. At this meeting, KBW reviewed the financial aspects of the proposed merger and rendered an oral opinion to Tower that, as of such date, and based upon and subject to factors and assumptions set forth in the opinion, the consideration to be paid in the merger was fair, from a financial point of view to Tower. KBW’s oral opinion was subsequently confirmed in writing. The Tower board of directors approved the merger agreement at this meeting.

The full text of KBW’s written opinion, dated December 27, 2009, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex E to this document and is incorporated herein by reference. The description of the opinion set forth herein is qualified in its entirety by reference to the full text of such opinion. Tower’s shareholders are urged to read the opinion in its entirety.

KBW’s opinion speaks only as of the date of the opinion. The opinion is directed to the Tower board and addresses only the fairness, from a financial point of view to Tower, of the consideration paid in the merger. It does not address the underlying business decision to proceed with the merger and does not constitute a recommendation to any Tower shareholder as to how the shareholder should vote at the Tower special meeting on the merger or any related matter.

KBW expressed no opinion as to the effect the first or second amendments to the merger agreement had on the proposed merger, or whether such amendments would effect the fairness of the amount of consideration to be paid by Tower in the merger.

During the past two years KBW received compensation from Tower for acting as co-manager on Tower’s common stock offering in August, 2009.

In connection with its opinion, KBW reviewed, analyzed and relied upon material bearing upon the merger and the financial and operating condition of Tower and First Chester and the merger, including among other things, the following:

•	the merger agreement (excluding the first and second amendments),

•

the Annual Report to shareholders and Annual Report on Form 10-K for the three years ended December 31, 2008 of Tower and the Annual Report to shareholders and Annual Report on Form 10-K for the three years ended December 31, 2008 of First Chester;

•

certain interim reports to shareholders and Quarterly Reports on Form 10-Q of Tower, certain interim reports to shareholders and Quarterly Reports on Form 10-Q of First Chester and certain communications from Tower and First Chester to their respective shareholders; and

•	other financial information concerning the businesses and operations of Tower and First Chester furnished to KBW by Tower and First Chester, respectively, for purposes of KBW’s analysis.

KBW also held discussions with members of senior management of Tower and First Chester regarding the past and current business operations, regulatory relationships, financial condition, and future prospects of the respective companies and such other matters that KBW deemed relevant to its inquiry. In addition, KBW compared certain financial and stock market information for Tower and First Chester with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the banking industry, evaluated the potential pro forma impact of the merger with Tower, including cost savings and revenue enhancements, that management of Tower expects to result from a combination of the businesses of Tower and First Chester and performed such other studies and analyses as KBW considered appropriate.

In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information provided to it or publicly available, and did not independently verify the accuracy or completeness of any such information or assume any responsibility for such verification or accuracy. KBW relied upon the management of Tower and First Chester as to the reasonableness and achievability of the financial and operating forecasts and projections (and assumptions and bases for such forecasts and projections) provided to KBW and KBW assumed that such forecasts and projections reflect the best currently available estimates and judgments of such managements and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such managements. KBW is not an expert in the independent valuation of the adequacy of allowances for loan losses and did not opine on the adequacy of the allowance for loan and lease losses for First Chester, Tower or the combined entity. KBW did not make or obtain any evaluations or appraisals of any assets or liabilities of First Chester or Tower, nor did they examine or review any individual credit files.

The projections furnished to KBW and used by it in certain of its analyses were prepared by Tower’s and First Chester’s senior management team. Tower and First Chester do not publicly disclose internal management projections of the type provided to KBW in connection with its review of the merger. As a result, such projections were not prepared with a view towards public disclosure. The projections were based on numerous variables and assumptions, which are inherently uncertain, including factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in the projections. Any estimates or projections contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates or projections of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty.

At the direction of Tower’s board of directors, KBW was not asked to, and it did not, offer any opinion as to the terms of the merger agreement or the form of the merger, other than the consideration, to the extent expressly specified in KBW’s opinion. Additionally, KBW’s opinion did not address the relative merits of the merger as compared to any alternative business strategies that might exist for Tower, nor does it address the effect of any other business combination in which Tower might engage.

For purposes of rendering its opinion, KBW assumed that, in all respects material to its analyses:

•	the merger will be completed substantially in accordance with the terms set forth in the merger agreement;

•	the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement are true and correct;

•	each party to the merger agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents;

•	all conditions to the completion of the merger will be satisfied without any waivers; and

•

in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of the combined entity or the contemplated benefits of the merger, including the cost savings, revenue enhancements and related expenses expected to result from the merger.

KBW further assumed that the merger will be accounted for as an acquisition transaction under generally accepted accounting principles, and that the merger will qualify as a tax-free reorganization for United States federal income tax purposes. KBW’s opinion is not an expression of an opinion as to the prices at which shares of Tower common stock or First Chester common stock will trade since the announcement of the proposed merger or the actual value of the Tower common shares when issued pursuant to the merger, or the prices at which the Tower common shares will trade following the completion of the merger.

In performing its analyses, KBW considered such financial and other factors they deemed appropriate, including among other things, the historical and current financial position and results of operations of Tower and First Chester, the assets and liabilities of Tower and First Chester, and the nature and terms of certain other merger transactions involving banks and bank holding companies. KBW also took into account their assessment of general business, economic, market and financial conditions and other matters, which are beyond the control of KBW, Tower and First Chester and none of KBW, Tower, First Chester, or any other person assumes responsibility if future results are materially different from those projected.

The consideration was determined through negotiation between Tower and First Chester and the decision to enter into the merger was solely that of Tower’s board of directors. In addition, the KBW opinion was among several factors taken into consideration by the Tower board in making its determination to approve the merger agreement and the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the Tower board with respect to the fairness of the consideration to be paid in the merger.

Summary of Analysis by KBW

The following is a summary of the material financial analyses presented by KBW to the Tower board, in connection with rendering the fairness opinion described above. The following summary is not a complete description of the financial analyses performed by KBW in rendering its opinion or the presentation made by KBW to the Tower board, nor does the order of analysis described represent relative importance or weight given to any particular analysis by KBW and is qualified in its entirety by reference to the written opinion of KBW attached as Annex E. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. Selecting portions of the analysis or of the summary set forth herein, without considering the analysis as a whole, could create an incomplete view of the processes underlying KBW’s opinion. In arriving at its opinion, KBW considered the results of its entire analysis and KBW did not attribute any particular weight to any analysis or factor that it considered. Rather KBW made its determination as to fairness on the basis of its experience and professional judgment after considering the results of its entire analysis. The financial analyses summarized below include information presented in tabular format. Accordingly, KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion. The tables alone do not constitute a complete description of the financial analyses.

Summary of Proposal. Pursuant to the terms of the merger agreement, each outstanding share of common stock, par value $1.00 per share, of First Chester will be converted into the right to receive 0.453 shares of common stock, without par value, of Tower, subject to certain adjustments as set forth in the merger agreement. The terms and conditions of the merger are more fully set forth in the merger agreement.

Selected Peer Group Analysis. Using publicly available information, KBW compared the financial performance, financial condition and market performance of First Chester to the following depository institutions that KBW considered comparable to First Chester.

Companies included in First Chester’s peer group were:

Bryn Mawr Bank Corporation	Citizens & Northern Corporation
CNB Financial Corporation	F.N.B. Corporation
First Commonwealth Financial Corporation	First National Community Bancorp, Inc.
Metro Bancorp, Inc.	National Penn Bancshares, Inc.
Orrstown Financial Services, Inc.	Royal Bancshares of Pennsylvania, Inc.
S&T Bancorp, Inc.	Tower Bancorp, Inc.
Univest Corporation of Pennsylvania	VIST Financial Corp.

To perform this analysis, KBW used financial information as of or for the three and twelve month period ended September 30, 2009. Market price information was as of December 24, 2009. Certain financial data prepared by KBW, and as referenced in the tables presented below may not correspond to the data presented in First Chester’s historical financial statements, or to the data prepared by Sandler O’Neill presented under the section “Opinion of First Chester’s Financial Advisor,” as a result of the different periods, assumptions and methods used by KBW to compute the financial data presented.

KBW’s analysis showed the following concerning First Chester’s financial performance:

Financial Performance Measures:	First Chester	First Chester Peer Group Median	First Chester Peer Group Minimum	First Chester Peer Group Maximum
Most Recent Quarter Net Interest Margin	3.72%	3.68%	2.36%	3.94%
Most Recent Quarter Efficiency Ratio	92%	61%	51%	89%
Most Recent Quarter Fee Income / Avg. Assets	4.01%	1.01%	0.51%	1.97%
Most Recent Quarter Core Return on Average Equity (1)	NM %	3.62%	(24.38)%	14.33%
Most Recent Quarter Core Return on Average Assets (1)	(2.87)%	0.26%	(8.71)%	1.36%

(1)	Core income is defined as net income before extraordinary items, less the after-tax portion of investment securities gains or losses and nonrecurring items

KBW’s analysis showed the following concerning First Chester’s financial condition:

Financial Condition Measures (1):	First Chester	First Chester Peer Group Median	First Chester Peer Group Minimum	First Chester Peer Group Maximum
Tangible Common Equity / Tangible Assets	5.50%	6.93%	4.69%	10.90%
Tier 1 Capital Ratio	8.96%	11.54%	9.36%	14.41%
Total Capital Ratio	10.23%	13.29%	11.12%	15.93%
NPAs / Loans + OREO	3.70%	2.39%	0.74%	15.93%
Loan Loss Reserves / Loans	2.05%	1.44%	0.84%	3.66%
Loan Loss Reserves / NPAs	66%	59%	22%	112%
Last Twelve Months NCOs / Avg. Loans	0.41%	0.83%	0.08%	3.74%

(1)	Capital ratios pro forma for all acquisitions and / or capital raises

KBW’s analysis showed the following concerning First Chester’s market performance:

Market Performance Measures:	First Chester	First Chester Peer Group Median	First Chester Peer Group Minimum	First Chester Peer Group Maximum
Price to Book Value	44%	92%	20%	206%
Price to Tangible Book Value	49%	114%	20%	254%
Dividend Yield	1.5%	3.5%	0.0%	10.0%

Selected Transaction Analysis. KBW reviewed publicly available information related to select comparably sized acquisitions of banks and thrifts announced after June 25, 2008, with headquarters in the United States with aggregate transaction values between $30 million and $250 million. The transactions included in the group were:

Acquiror:	Target:
Bryn Mawr Bank Corporation	First Keystone Financial, Inc.

Union Savings Bank	First Litchfield Financial Corporation

First National Security Company	Heritage Capital Corporation

First Niagara Financial Group, Inc.	Harleysville National Corporation

BCB Bancorp, Inc.	Pamrapo Bancorp, Inc.

Danvers Bancorp, Inc.	Beverly National Corporation

FCB Florida Bancorporation, Inc.	Anderen Financial, Inc.

Union Bankshares Corporation	First Market Bank, FSB

Community Exchange Bancshares	Hindman Bancshares, Incorporated

Investors Bancorp, Inc. (MHC)	American Bancorp of New Jersey, Inc.

Penseco Financial Services Corporation	Old Forge Bank

Independent Bank Corp.	Benjamin Franklin Bancorp, Inc.

Pennsylvania Commerce Bancorp, Inc.	Republic First Bancorp, Inc.

Hampton Roads Bankshares, Inc.	Gateway Financial Holdings, Inc.

Hillister Enterprises II, Inc.	Crosby Bancshares, Inc.

Yadkin Valley Financial Corporation	American Community Bancshares, Inc.

First Merchants Corporation	Lincoln Bancorp

First Community Bancshares, Inc.	Coddle Creek Financial Corp.

First Citizens Bancorporation, Inc.	Community Bankshares, Inc.

Transaction multiples for the merger were derived from an offer price of $10.22 per share based on Tower’s share price of $22.55 on December 24, 2009 for First Chester. For each precedent transaction, KBW derived and compared, among other things, the implied ratio of price per common share paid for the acquired company to:

•	book value per share of the acquired company based on the latest publicly available financial statements of the company available prior to the announcement of the acquisition;

•	tangible book value per share of the acquired company based on the latest publicly available financial statements of the company available prior to the announcement of the acquisition;

•

tangible equity premium to core deposits based on latest publicly available financial statements of the company prior to announcement of the acquisition. Core deposits were defined as total deposits less jumbo CDs (CDs with balances greater than $100,000); and

•	market premium based on the latest closing price 1-day prior to the announcement of the acquisition.

The results of the analysis are set forth in the following table:

	First Chester	Median	Minimum	Maximum
Price / Book Value	81%	133%	51%	337%
Price / Tangible Book Value	90%	139%	96%	337%
Core Deposit Premium	(0.8)%	9.8%	(2.0)%	45.8%
Market Premium (1)	85.7%	34.0%	(2.7)%	158.6%

(1)	Based on First Chester’s closing price of $5.50 on December 24, 2009

No company or transaction used as a comparison in the above analysis is identical to Tower, First Chester or the proposed merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Contribution Analysis. KBW analyzed the relative contributions of Tower and First Chester to the pro forma balance sheet, which did not include any estimated purchase accounting adjustments. KBW reviewed the relative contribution of the combined entity, including assets, common equity, tangible equity, deposits, core deposits (total deposits less CDs with balances greater than $100,000), loans and market capitalization. KBW compared the relative contribution of balance sheet for the period ending September 30, 2009 with the estimated pro forma ownership for First Chester based on an exchange ratio of 0.453 given a 100% stock transaction. The results of KBW’s analysis are set forth in the following table:

Category:	Tower	First Chester
Total Assets	51.3%	48.7%
Gross Loans (1)	51.3%	48.7%
Total Deposits	53.3%	46.7%
Core Deposits (2)	55.8%	44.2%
Common Equity	67.4%	32.6%
Tangible Common Equity	67.5%	32.5%
Market Capitalization	82.1%	17.9%
Ownership at 100% Stock	71.5%	28.5%

(1)	Excludes First Chester’s loans held for sale
(2)	Total deposits less deposits greater than $100,000

Discounted Cash Flow Analysis. KBW performed a discounted cash flow analysis to estimate a range for the implied equity value per share of First Chester common stock. In this analysis, KBW assumed discount rates ranging from 13.0% to 17.0% to derive (i) the present value of the estimated free cash flows that First Chester could generate over a five year period, including certain cost savings and revenue enhancements forecasted as a result of the merger, and (ii) the present value of First Chester’s terminal value at the end of year five. Terminal values for First Chester were calculated based on a range of 10.0x to 14.0x estimated year six earnings per share. In performing this analysis, KBW used First Chester’s management’s estimates. Certain data was adjusted to account for certain restructuring charges anticipated by management to result from the merger. KBW assumed that First Chester would maintain a tangible common equity / tangible asset ratio of 7.00% and would retain sufficient earnings to maintain that level. Any earnings in excess of what would need to be retained represented dividendable cash flows for First Chester.

Based on these assumptions, KBW derived a range of implied equity values per share of First Chester common stock of $12.17 to $23.41.

The discounted cash flow analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, dividend payout rates, and discount rates. The analysis did not purport to be indicative of the actual values or expected values of First Chester.

Forecasted Pro Forma Financial Analysis. KBW analyzed the estimated financial impact of the merger on Tower’s 2010 and 2011 estimated earnings per share. For both Tower and First Chester, KBW used management estimates of earnings per share for 2010 and 2011. In addition, KBW assumed that the merger will result in cost savings equal to Tower’s management’s estimates. Based on its analysis, KBW determined that the merger would be accretive to Tower’s estimated GAAP earnings per share in 2010 and 2011.

Furthermore, the analysis indicated that Tower’s Leverage Ratio, Tier 1 Risk-Based Capital Ratio and Total Risk Based Capital Ratio would all remain “well capitalized” by regulatory standards. This analysis was based on internal projections provided by Tower’s and First Chester’s senior management teams. For all of the above analysis, the actual results achieved by Tower following the merger may vary from the projected results, and the variations may be material.

Other Analyses. KBW compared the relative financial performance of First Chester to a variety of relevant industry peer groups and indices. KBW also reviewed earnings estimates, balance sheet composition and other financial data for First Chester.

The Tower board retained KBW as an independent contractor to act as financial adviser to Tower regarding the merger. As part of its investment banking business, KBW is continually engaged in the valuation of banking businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of its business as a broker-dealer, KBW may, from time to time, purchase securities from, and sell securities to, Tower and First Chester. As a market maker in securities KBW may from time to time have a long or short position in, and buy or sell, debt or equity securities of Tower and First Chester for KBW’s own account and for the accounts of its customers.

Compensation of Keefe, Bruyette & Woods, Inc.

Tower and KBW entered into an agreement relating to the services to be provided by KBW in connection with the merger. Tower agreed to pay KBW a cash fee of $175,000 upon the execution of a definitive agreement with respect to a business combination transaction. In addition, Tower agreed to pay to KBW at the time of closing a cash fee equal to $500,000. Pursuant to the KBW engagement agreement, Tower also agreed to reimburse KBW for all reasonable out-of-pocket expenses and disbursements, including fees and reasonable expenses of counsel, incurred in connection with the engagement and to indemnify KBW and related parties against certain liabilities, including liabilities under federal securities laws, relating to, or arising out of, its engagement.

Additionally, KBW entered into an agreement with First Chester relating to the financial advisory and investment banking services to be provided by KBW to First Chester in connection with the sale of the AHB Division. Pursuant to this Agreement, KBW will be entitled to a fee of $400,000 upon consummation of the sale. In addition, First Chester also agreed to reimburse KBW for all reasonable out-of-pocket expenses and disbursements, including fees and reasonable expenses of counsel, incurred in connection with the engagement and to indemnify KBW and related parties against certain liabilities, including liabilities under federal securities laws, relating to, or arising out of, its engagement.

Terms of the Merger

Effect of the Merger

Upon completion of the merger, First Chester will merge with and into Tower. Concurrently with or as soon as practicable after the merger, Tower and First Chester will use their best efforts to cause FNB to merge with and into Graystone Tower Bank. The articles of incorporation and the bylaws of Tower will govern the combined company.

Merger Consideration

First Chester Common Stock

Shareholders of First Chester will receive merger consideration consisting of a number of fully paid and non-assessable shares of Tower common stock equal to the exchange ratio, which was 0.453 at the time of the signing of the merger agreement, for each share of First Chester common stock they own immediately prior to the effective date of the merger, subject to adjustment according to the terms of the merger agreement as described below.

Tower will not issue fractional shares of common stock, and any former shareholder of First Chester that would otherwise be entitled to receive a fractional share of Tower common stock will receive cash in an amount equal to that fraction multiplied by Tower’s market share price as defined in the merger agreement. See “Proposal I – Approval of the Merger and Related Matters – Terms of the Merger – Exchange Procedures” beginning on page     .

If the aggregate amount of First Chester Delinquent Loans as of the last business day of the month prior to the date the merger is completed is equal to or less than $35 million, or greater than $55 million, the exchange ratio will adjust as follows:

FIRST CHESTER DELINQUENT LOANS* as of the last business day of the month prior to the Closing Date	EXCHANGE RATIO
Less than or equal to $35.0 million	0.464
Greater than $35.0 million, less than or equal to $55.0 million	0.453
Greater than $55.0 million, less than or equal to $60.0 million	0.420
Greater than $60.0 million, less than or equal to $65.0 million	0.388
Greater than $65.0 million, less than or equal to $70.0 million	0.356
Greater than $70.0 million, less than or equal to $75.0 million	0.323
Greater than $75.0 million, less than or equal to $80.0 million	0.291
Greater than $80.0 million, less than or equal to $85.0 million	0.259
Greater than $80.0 million, less than or equal to $90.0 million	0.237

* The term “First Chester Delinquent Loans” is defined in the merger agreement as (i) all loans with principal and/or interest that are 30-89 days past due, (ii) all loans with principal and/or interest that are at least 90 days past due and still accruing, (iii) all loans with principal and/or interest that are nonaccruing, (iv) restructured and impaired loans, (v) OREO and (vi) net charge-offs from September 30, 2009 through the last business day of the month prior to the date that the merger was completed. First Chester Delinquent Loans were $77.7 million as of July 31, 2010.

The exchange ratio will be appropriately adjusted if there is a stock dividend, stock split, reverse stock split, common stock reclassification, or other similar event regarding Tower common stock before completion of the merger. By way of illustration, if Tower would declare and pay a stock dividend of 5% on or prior to the effective date of the merger, the exchange ratio would be adjusted upward by 5%. Under this hypothetical, First

Chester shareholders entitled to receive Tower common stock pursuant to the merger agreement would receive 0.475 shares of Tower common stock, adjusted from an assumed exchange ratio of 0.453 shares, for each share of First Chester common stock they owned immediately prior to the effective date of the merger.

First Chester Stock Options and Restricted Stock

As of             , 2010, various directors, officers, and employees of First Chester held options to purchase a total of 226,720 shares of First Chester common stock. If the merger is completed, each First Chester option outstanding will cease to be a right to purchase shares of First Chester common stock and will be converted automatically into an option to purchase shares of Tower common stock based on the final exchange ratio determined in accordance with the merger agreement, as described above. Tower will assume each option according to the terms of the agreement evidencing the stock options except that, from and after the effective date of the merger, all of the following will occur:

(1)	Tower and a disinterested committee of its board of directors will substitute for First Chester and First Chester’s board of directors or board committee to administer the First Chester stock option plans; and

(2)	each First Chester stock option assumed by Tower may be exercised solely for shares of Tower common stock. The number of shares of Tower common stock issuable upon the exercise of the converted options and the exercise price for the converted option will be appropriately adjusted to reflect the merger consideration. This adjustment is described below:

(a)	the number of shares of Tower common stock subject to each converted option will be equal to the number of shares of First Chester common stock subject to the option immediately prior to the effective date of the merger multiplied by the exchange ratio rounded down to the nearest share. The exchange ratio is subject to adjustment according to the terms of the merger agreement, as described above; and

(b)	the new per share exercise price of each First Chester option immediately after the effective date of the merger will be equal to the quotient obtained by dividing the initial per share exercise price of the option by the exchange ratio rounded up to the nearest cent. The exchange ratio is subject to adjustment according to the terms of the merger agreement, as described above.
As of             , 2010, various officers of First Chester held 50,875 shares of unvested restricted stock. If the merger is completed, each unvested share of restricted stock of First Chester will vest and be free of any restrictions and will be converted into Tower common stock based on the exchange ratio.

Tower Common Stock and Stock Options

Each share of Tower common stock and each option to purchase a share of Tower common stock immediately outstanding prior to completion of the merger will remain unchanged by the merger.

Exchange Procedures

As promptly as practicable after the effective date of the merger, Tower’s exchange agent will mail to each First Chester shareholder a letter of transmittal with instructions for submitting his or her First Chester stock certificates in exchange for Tower common stock. At that time, those First Chester shareholders will need to carefully review the instructions, complete the materials enclosed with the instructions, and return the materials along with their First Chester stock certificates. After receipt of the properly completed letter of transmittal and First Chester stock certificates, Tower’s exchange agent will mail a certificate representing the appropriate whole number of shares of Tower common stock and a check representing the amount of cash in lieu of fractional shares.

Certificates of shares of Tower common stock will be dated the effective date of the merger and will entitle the holders to dividends and any other distributions to which all holders of Tower common stock are entitled. Until the certificates representing First Chester common stock are surrendered for exchange after completion of the merger, holders of certificates will not receive any stock consideration, dividends, or distributions on any Tower common stock into which shares of their First Chester common stock have been converted. When certificates are surrendered, Tower will pay any unpaid dividends or other distributions on such stock without interest.

Following the effective date of the merger and until surrendered, each First Chester stock certificate is evidence solely of the right to receive the merger consideration. In no event will either Tower or First Chester be liable to any former First Chester shareholder for any amount paid in good faith to a public official or agency pursuant to any applicable abandoned property, escheat, or similar law.

Tower will not issue fractional shares of its common stock in connection with the merger. Each holder of First Chester common stock who otherwise would have been entitled to a fractional share of Tower common stock will receive cash in lieu of the fractional share of Tower common stock (without interest) in an amount determined by the merger agreement. The merger agreement calculates the cash amount by multiplying the fractional share to which the holder would otherwise be entitled (after taking into account all shares of First Chester common stock owned by the holder at the effective date of the merger) by Tower’s market share price. The merger agreement calculates Tower’s market share price as the arithmetic average of the closing sale price for a share of Tower common stock for the five (5) consecutive trading days immediately preceding, but not including, the trading day prior to the effective date of the merger, as reported on the NASDAQ Global Market.

First Chester shareholders are urged to carefully read the information set forth under the caption “Proposal I – Approval of the Merger and Related Matters – Terms of the Merger – Material Federal Income Tax Consequences” beginning on page      and to consult their tax advisors for a full understanding of the merger’s tax consequences to them.

Effective Date

Subject to the satisfaction or waiver of all conditions to the merger, including obtaining shareholder and regulatory approvals, the closing of the merger will occur on a date specified by Tower and First Chester, which shall be no later than five business days after the receipt of both regulatory approvals and the later to occur of the approval of the shareholders of Tower and First Chester, or on such other date as Tower and First Chester agree. Tower and First Chester presently expect to close the merger in the fourth quarter 2010. See “Proposal I – Approval of the Merger and Related Matters – Terms of the Merger – Conditions to the Merger” and “Proposal I – Approval of the Merger and Related Matters – Terms of the Merger – Regulatory Approvals” beginning on page      and     , respectively.

Representations and Warranties

The merger agreement contains a number of customary representations and warranties by Tower and First Chester regarding aspects of their respective businesses, financial condition, structure and other facts pertinent to the merger that are customary for a transaction of this kind. They include, among other things:

•	the organization, existence, and corporate power and authority, and capitalization of each of the companies;

•	the absence of conflicts with and violations of law and various documents, contracts and agreements;

•	the absence of any development materially adverse to the companies;

•	the absence of adverse material litigation;

•	accuracy of reports and financial statements filed with the SEC;

•	the accuracy and completeness of the statements of fact made in filings with governmental entities in connection with the merger agreement;

•	the existence, performance and legal effect of certain contracts (First Chester only);

•	the filing of tax returns, payment of taxes and other tax matters by either party;

•	labor and employee benefit matters; and

•	compliance with applicable environmental laws by both parties.

All representations, warranties and covenants of the parties, other than those covenants and agreements which by their terms apply in whole or part after the consummation of the merger, terminate upon the consummation of the merger.

Conduct of Business Pending Merger

The merger agreement contains various restrictions on the operations of First Chester before the effective time of the merger. In general, the merger agreement obligates First Chester to conduct its business in the usual, regular and ordinary course of business and use reasonable efforts to preserve its business organization and assets and maintain its rights and franchises. In addition, First Chester has agreed that, except as expressly contemplated by the merger agreement or specified in a schedule to the merger agreement, without the prior written consent of Tower, it will not, among other things:

•

declare or pay any dividends on, or make other distributions in respect of, any of its capital, except payment of regular quarterly cash dividends not to exceed $0.02 per share and payments of dividends and other distributions required in connection with certain pre-existing capital securities issued by First Chester Statutory Trusts II, III and IV;

•	split, combine or reclassify any shares of its capital stock, or redeem or otherwise acquire any shares of its capital stock;

•

issue any of its capital stock or any securities convertible into or exercisable for, or any rights, warrants or options to acquire its capital stock, other than issuances pursuant to stock options granted under the First Chester option plans and outstanding as of December 27, 2009;

•	amend its articles of incorporation or bylaws;

•	make capital expenditures aggregating in excess of $150,000.00;

•	enter into any new line of business;

•

acquire or agree to acquire, by merging or consolidating with, or by purchasing an equity interest in or the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire any assets, other than in connection with foreclosures, settlements in lieu of foreclosure or troubled debt restructurings, or in the ordinary course of business consistent with prudent banking practices;

•

take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in the merger agreement being or becoming untrue or in any of the conditions to the merger set forth therein not being satisfied, or in a violation of any provision of the merger agreement;

•	change its methods of accounting in effect at December 31, 2008, except as required by changes in GAAP or regulatory accounting principles;

•

except as required by applicable law or the merger agreement or to maintain qualification pursuant to the Code, adopt, amend, renew or terminate any employee benefit plan or any agreement, arrangement, plan or policy between First Chester and any First Chester subsidiary and one or more of its current or former directors or officers, or increase in any manner the compensation of any director, executive officer or other employee who is a party to a contract relating to employment or severance, or pay any benefit not required by any plan or agreement as in effect as of December 27, 2009 (including, without limitation, the granting of stock options, stock appreciation rights, restricted stock, restricted stock units or performance units or shares), or enter into, modify or renew any contract, agreement, commitment or arrangement providing for the payment to any director, executive officer or employee who is a party to a contract relating to employment or severance of compensation or benefits, or enter into, modify or renew any contract, agreement, commitment or arrangement providing for the payment to any employee who is not a director or executive officer or who is not a party to a contract relating to employment or severance of compensation or benefits, other than normal annual cash increases in pay, consistent with past practice and not exceeding 3.0% of the aggregate compensation paid to non-executive, non-commissioned employees, or hire any new employee at an annual compensation in excess of $100,000, except for certain specified positions, or promote to a rank of senior vice president or more senior any employee;

•

except for short-term borrowings with a maturity of one year or less or borrowings under First Chester’s existing lines of credit, in each case in the ordinary course of business consistent with past practices, incur any indebtedness for borrowed money (other than deposit liabilities), assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, except for accepting, negotiating and paying checks and payment orders in the ordinary course of its banking business and rollovers of existing Federal Home Loan Bank advances for a term not to exceed five years;

•	sell, purchase, enter into a lease exceeding a term of 18 months, relocate, open or close any banking or other office, or file an application pertaining to such action with any governmental entity;

•

make any equity investment or commitment to make such an investment in real estate or in any real estate development project, other than in connection with foreclosure, settlements in lieu of foreclosure, or troubled loan or debt restructuring, in the ordinary course of business consistent with past banking practices;

•

make any new loans to, modify the terms of any existing loan to, or engage in any other transactions (other than routine banking transactions) with, any affiliated person (as defined in the merger agreement) of First Chester or First Chester subsidiary;

•

incur deposit liabilities, other than in the ordinary course of business consistent with past practices, including deposit pricing policies, and which would not change the risk profile of First Chester based on its existing deposit and lending policies;

•

purchase any loans, or sell, purchase or lease any real property, except for the sale of real estate that is the subject of a casualty loss or condemnation, or sell or dispose of any loans outside the normal course of mortgage banking activities or non-residential OREO without the prior written consent of Tower;

•

except for residential mortgage loans made by First Chester’s AHB Division, commitments issued prior to the date of the merger agreement which have not yet expired and which have been disclosed to Tower, and the renewal of existing lines of credit, make any new loan or other credit facility commitment (including, without limitation, lines of credit and letters of credit) in an amount in excess of $750,000 for a commercial real estate loan or $500,000 for a commercial business loan, or any residential loan, except construction to permanent secondary market loans, whose interest rate, terms, appraisals and underwriting do not make the loan immediately available for sale in the secondary market; in addition, the prior approval of Tower is required with respect to the following: (i) any new loan or credit facility commitment in the amount of $150,000 or greater to any borrower or group of affiliated borrowers whose credit exposure with First Chester and the First Chester subsidiaries, in the aggregate, exceeds $2 million prior thereto or as a result thereof; (ii) any unsecured consumer loans; (iii) any new loan or credit facility commitment in excess of $100,000 to any person residing, or any property located, outside of the Commonwealth of Pennsylvania; (iv) any overdraft exceeding credit facility limits to commercial clients in excess of $20,000; (v) any new commercial or residential site development construction loans; (vi) any advances on existing construction loans other than pursuant to the terms thereof, including any inspections required thereby to be conducted prior to disbursement of any such advances; and (vii) any new credit or loan to an existing relationship that is rated “special mention,” “substandard,” or some more adverse classification;

•

permit the aggregate amount of residential mortgage loans held for sale, as reflected on the financial statements of First Chester or any First Chester subsidiary, to exceed $250 million at any given time;

•	make any investments other than in overnight federal funds and U.S. Treasuries that have a maturity date that does not exceed three months;

•	sell or purchase any mortgage loan servicing rights, except in the normal course of non-recourse mortgage loan sales by First Chester’s AHB Division in the ordinary course of business;

•

undertake or enter any lease, contract or other commitment for its account, involving a loan or payment of more than $50,000, or containing a material financial commitment and extending beyond twelve (12) months from the date hereof, other than in the ordinary course of business;

•

sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties except in the ordinary course of business consistent with past practice and in a transaction that, together with all other such transactions, is not material to First Chester or any First Chester subsidiary taken as a whole;

•	take any actions that would prevent the transactions contemplated in the merger agreement from qualifying as a reorganization under section 368(a) of the Code; or

•	agree or commit to do any of the foregoing actions.

In addition to these covenants, the merger agreement contains various other customary covenants, including, among other things, access to information, each party’s efforts to cause its representations and warranties to be true and correct on the closing date, and each party’s agreement to use its reasonable best efforts to cause the merger to qualify as a tax-free reorganization.

Tower and First Chester also agreed to do the following:

•

prepare and provide accurate information for this joint proxy statement and various regulatory filings, including the registration statement filed with the SEC by Tower covering the securities involved in this merger;

•	provide the other with reasonable access to their respective properties, assets, books, and records, personnel, and financial and operating data;

•	take all action necessary to properly call and convene meetings of their respective shareholders to consider and vote upon the merger agreement;

•

recommend to their respective shareholders the approval and adoption of the merger agreement and transactions contemplated thereby, unless First Chester has received a superior competing proposal and its board of directors in good faith changes its recommendation;

•

use their reasonable best efforts to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements which may be imposed on such party with respect to the merger and to consummate the transactions contemplated by the merger agreement and to obtain (and to cooperate with the other party to obtain) any consent, authorization, order or approval of, or any exemption by, any governmental entity and any other third party, or any waiver thereof, which is required to be obtained by First Chester or Tower in connection with the merger and the other transactions contemplated by the merger agreement;

•

take such action as is necessary to ensure that individuals who are employees of First Chester or any First Chester subsidiary at the effective time of the merger and become employees of Tower and/or Graystone Tower Bank are eligible to receive benefits as are provided to newly-hired employees of

Tower and/or Graystone Tower Bank, and are credited with periods of service with First Chester or any First Chester subsidiary before the effective time as if such service had been with Tower or Graystone Tower Bank, as applicable;

•	Tower and each relevant Tower subsidiary will honor and perform the obligations of First Chester under the contracts, plans and arrangements disclosed to Tower by First Chester;

•

Tower and each relevant Tower subsidiary will provide a severance benefit to each employee of First Chester or any First Chester subsidiary immediately before the effective time (other than any such employee who is a party to any written agreement relating to employment or severance) and whose employment is terminated involuntarily, other than for “cause” (as defined in the merger agreement), by Tower or such Tower subsidiary as of the effective time or within six (6) months thereafter, other than any employee who is offered and declines comparable employment (i.e., a position of generally similar job description, responsibilities, and pay with Tower or any Tower subsidiary and where the employee is not required to commute more than 25 miles from the employee’s present work location);

•

Tower shall provide a retention bonus pool up to $500,000 in aggregate which shall be provided to employees of First Chester or any First Chester subsidiary in order to retain such employees after the effective time through the systems conversion;

•

concurrently with the execution of the merger agreement, Tower and FNB were required to, and did, enter into an employment agreement with John A. Featherman, III, the terms of which are described herein;

•	take all action necessary to vest in Tower full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the merger;

•

advise the other of any change or event having a material adverse effect on it (as defined in the merger agreement) or which it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties, or covenants set forth in the merger agreement; and

•

continue to advise and provide the other with pertinent information, including monthly updates, regarding its financial condition, operation and business, and matters relating to the completion of the merger.

Indemnification and Insurance

In the merger agreement, Tower and First Chester agree to cooperate and defend any director, officer or employee of First Chester, to the extent permitted by Pennsylvania law and First Chester’s articles of incorporation and bylaws, against any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, based in whole or in part on, or arising in whole or in part out of, or pertaining to the fact that the person is or was a director, officer, or employee of First Chester or any predecessor thereof, or the merger agreement or any transactions contemplated thereby, whether asserted or arising before or after the effective date of the merger.

On or after the effective date of the merger, Tower has agreed in the merger agreement that, to the fullest extent permitted by applicable law, its articles of incorporation and bylaws, it will indemnify, defend, and hold harmless all prior and then-existing directors, officers and employees of First Chester against all losses, claims, damages, liabilities, costs, expenses, judgments, fines or amounts that are paid in settlement (with the prior approval of Tower) of or in connection with any claim, action, suit, proceeding or investigation based in whole or in part on, or arising in whole or in part out of, the fact that the person is or was a director, officer, or employee of First Chester, whether pertaining to any matter existing or occurring at or prior to the effective date of the merger and whether asserted or claimed prior to, or at or after, the effective date of the merger; provided, however, that any such losses, claims, damages, liabilities, costs, expenses, judgments, fines or amounts that are paid in settlement are not the result of the gross negligence, willful misconduct or malfeasance of the party seeking indemnification.

The above indemnification rights include the right to advancement of expenses; however, no officer, director, or employee may be indemnified by Tower if indemnification is prohibited by applicable law.

Tower has also agreed to maintain a directors’ and officers’ liability insurance policy providing coverage amounts not less than the coverage amounts provided under the First Chester directors and officers’ liability insurance policy and on terms generally no less favorable. The policy will cover persons who are currently covered by the First Chester insurance policies for a period of six years after the effective date of the merger. However, Tower is not obligated to make annual premium payments for the six-year period which exceed 150% of the annual premium payment paid by First Chester under its current policy as in effect on December 27, 2009.

No Solicitations of Other Transactions

So long as the merger agreement remains in effect, the merger agreement provides that First Chester may not and may not authorize or permit any of its directors, officers, employees or agents, to directly or indirectly:

•	solicit, initiate, or encourage any inquiries relating to, or the making of any proposal which relates to, a competing proposal (as defined in the merger agreement);

•	participate in any discussions or negotiations regarding a competing proposal;

•	provide any third party (other than Tower, its subsidiaries and its representatives) with any nonpublic information in connection with any inquiry or proposal relating to a competing proposal;

•	facilitate any attempt to make or implement a competing proposal;

•	accept, approve, recommend or endorse a competing proposal; or

•

enter into any agreement or commitment with respect to a competing proposal, including any agreement or commitment that would require First Chester to abandon, terminate or fail to consummate the transactions contemplated by the merger agreement.

First Chester has agreed to promptly notify Tower in writing if any inquiries or proposals relating to a competing proposal are received or any negotiations or discussions are sought to be initiated or continued. First Chester is required to keep Tower reasonably informed of the status and material terms of any competing proposal, request or inquiry.

Notwithstanding the foregoing, upon its receipt of an unsolicited, bona fide written competing proposal, the merger agreement permits the board of directors of First Chester, after determining in good faith that such competing proposal could reasonably be expected to lead to a superior proposal (as defined in the merger agreement), and after determining in good faith after consultation with its legal advisors that the failure to take action could reasonably be expected to result in a breach of their fiduciary duties, to provide any third party with nonpublic information and participate in any discussions regarding a potential competing proposal.

Bank Merger

The merger agreement provides that Tower and First Chester shall use their best efforts to cause the merger of FNB with and into Graystone Tower Bank. At the effective date of such bank merger:

•

the branch offices of FNB located in Chester and Delaware Counties will be referred to as a division of Graystone Tower Bank and will be referred to as such for a minimum of twenty-four (24) months after the effective date;

•

the number of directors serving on the board of directors of Graystone Tower Bank will be increased by three (3) directors and three (3) of the current directors of FNB who are not added to the board of directors of Tower in connection with the holding company merger, as selected by the board of directors of FNB with the approval of the Graystone Tower Bank board of directors, will be added to the board of directors of Graystone Tower Bank; and

•

Graystone Tower Bank will establish a regional advisory board for the former branches of FNB located in Chester and Delaware Counties operating as a division of Graystone Tower Bank, whose initial members shall include the directors of First Chester and FNB who are not selected to be directors of either Tower or Graystone Tower Bank, and which would be maintained for a minimum of twenty-four (24) months after the effective date of the bank merger.

Agreements Related to the Memorandum of Understanding and Other Regulatory Actions

On October 16, 2009, the board of directors of FNB entered into an MOU with the OCC which focused, among other things, on FNB’s need to: (i) develop a comprehensive three-year capital plan; (ii) take action to protect criticized assets and adopt and implement a program to eliminate the basis of criticism of such assets; (iii) establish an effective program that provides for early problem loan identification and a formal plan to proactively manage those assets; (iv) review the adequacy of the bank’s information technology activities and Bank Secrecy Act compliance and approve written programs of policies and procedures to provide for compliance; and (v) establish a Compliance Committee of the board of directors to monitor and coordinate the bank’s adherence to the provisions of the MOU.

Additionally, in early November 2009, the OCC notified FNB that it had established IMCRs requiring FNB to achieve, by December 31, 2009, a Tier 1 leverage capital ratio of at least 8% of adjusted total assets, a Tier 1 risk-based capital ratio of at least 10% and a total risk-based capital ratio of at least 12%, each of which exceeded the “well-capitalized” ratios generally applicable to bank under then-current regulations. In connection with the merger agreement, Tower and First Chester agreed to take certain actions to assist FNB in achieving and maintaining capital ratios consistent with “well-capitalized” status and ameliorate certain of the OCC’s supervisory concerns, including providing for a loan from Graystone Tower Bank to First Chester and the purchase by Graystone Tower Bank of certain loan participations from FNB. Please see “Proposal I – Approval of the Merger and Related Transactions – Material Contracts” beginning on page             for a complete description of the loan and participation agreements between the parties.

Conditions to the Merger

Tower’s and First Chester’s obligations to complete the merger are subject to the satisfaction of various conditions at or prior to the closing date of the merger, including the following:

•

Tower’s and First Chester’s respective shareholders must duly approve and adopt the merger agreement by the vote required under Pennsylvania law and their respective articles of incorporation and bylaws;

•	all regulatory approvals required to consummate the merger shall have been obtained and shall remain in full force and effect;

•

the registration statement shall have been declared effective by the SEC, and no stop order suspending the effectiveness thereof shall have been issued and no proceedings for that purpose shall have been initiated or threatened thereby;

•	there shall not be any order, decree, or injunction in effect preventing the completion of the transactions contemplated by the merger agreement; and

•	the shares of Tower common stock to be issued in the merger shall have been approved for listing on the NASDAQ Global Market.

Tower’s obligation to complete the merger is subject to the satisfaction of various additional conditions at or prior to the closing date of the merger, including the following:

•

the representations and warranties of First Chester set forth in the merger agreement shall be true and correct as of the date of the merger agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the closing date as though made on and as of the closing date;

•	First Chester shall have performed in all material respects all covenants and agreements required to be performed by it under the merger agreement at or prior to the closing date;

•

the consent, approval or waiver of each person whose consent or approval shall be required in order to permit the merger to be consummated and to permit the succession by Tower pursuant to the merger to any material obligation, right or interest of First Chester under any loan or credit agreement, note, mortgage, indenture, lease, license or other agreement or instrument without any violation or default occurring thereunder shall have been obtained;

•

there shall have been no changes since September 30, 2009, other than changes contemplated by the merger agreement, in the business, operations, condition (financial or otherwise), assets or liabilities of First Chester or any First Chester subsidiary (regardless of whether or not such events or changes are inconsistent with the representations and warranties given in the merger agreement) that individually or in the aggregate has had or would reasonably be expected to have a material adverse effect (as defined in the merger agreement) on First Chester;

•	the First Chester Delinquent Loans as of the last business day of the month prior to the closing date shall not exceed $90 million; and

•

Tower shall have received an opinion of Rhoads & Sinon LLP, outside counsel to Tower, dated the closing date, to the effect that the merger constitutes a reorganization under Section 368(a) of the Code.

First Chester’s obligation to complete the merger is subject to the satisfaction of various additional conditions at or prior to the closing date of the merger, including the following:

•

the representations and warranties of Tower set forth in the merger agreement shall be true and correct as of the date of the merger agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the closing date as though made on and as of the closing date;

•	Tower shall have performed in all material respects all covenants and agreements required to be performed by it under the merger agreement at or prior to the closing date; and

•

First Chester shall have received an opinion of Hogan Lovells, special counsel to First Chester, dated the closing date, to the effect that the merger constitutes a reorganization under Section 368(a) of the Internal Revenue Code.

Termination

The merger agreement may be terminated on or at any time prior to the closing date of the merger:

•	by mutual consent of Tower and First Chester, if the board of directors of each so determines by a vote of a majority of the members of its entire board;

•

by either Tower or First Chester upon written notice to the other party 30 days after the date on which any request or application for a regulatory approval shall have been denied or withdrawn at the request or recommendation of the governmental entity which must grant such regulatory approval, unless within the 30-day period following such denial or withdrawal the parties agree to file, and have filed with the applicable governmental entity, a petition for rehearing or an amended application;

•	by either Tower or First Chester if the merger shall not have been consummated on or before November 20, 2010;

•

by either Tower or First Chester if the approval of the shareholders of the other party thereto required for the consummation of the merger shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of shareholders or at any adjournment or postponement thereof;

•	by either Tower or First Chester if there shall have been a breach of any of the representations or warranties set forth in the merger agreement on the part of the other party, and such breach,

individually or in the aggregate, has had or is likely to have a material adverse effect on the breaching party or on the parties’ ability to consummate the merger, and such breach is not curable or shall not have been cured within 30 days following receipt by the breaching party of written notice of such breach from the other party thereto or such breach, by its nature, cannot be cured prior to the closing;

•

by either Tower or First Chester if there shall have been a breach of any of the covenants or agreements set forth in the merger agreement on the part of the other party, and such breach, individually or in the aggregate, has had or is likely to have a material adverse effect on the breaching party, and such breach is not curable or shall not have been cured within 30 days following receipt by the breaching party of written notice of such breach from the other party hereto or such breach, by its nature, cannot be cured prior to the closing date;

•

by Tower, if the management of First Chester or its board of directors, for any reason, (i) fails to call and hold within 45 days of the effective date of the registration statement filed by Tower with the SEC a special meeting of First Chester’s shareholders to consider and approve the merger agreement and the transactions contemplated thereby, (ii) fails to recommend to First Chester shareholders the adoption and approval of the merger agreement, or changes such recommendation, (iii) approves or recommends any competing proposal or First Chester enters into any agreement (other than a confidentiality agreement) with respect to any competing proposal or (iv) otherwise violates its obligations with respect to not soliciting or facilitating its receipt of competing proposals in any material respect and as a result thereof First Chester receives a competing proposal; and

•

by First Chester, immediately prior to entering into a definitive agreement with respect to a superior proposal, provided that (i) First Chester has not breached or violated its obligations with respect to not soliciting or facilitating its receipt of competing proposals in connection with such superior proposal (or any competing proposal that was a precursor thereto), (ii) subject to the terms of the merger agreement, the First Chester board of directors has effected a change in recommendation in response to such superior proposal pursuant to and in compliance with the merger agreement and authorized First Chester to enter into such definitive agreement for such superior proposal, and (iii) immediately following the termination of the merger agreement, First Chester enters into such definitive agreement to effect such superior proposal.

Amendment; Waiver

Subject to applicable law, at any time prior to the consummation of the transactions contemplated by the merger agreement, Tower and First Chester may:

•	amend the merger agreement;

•	extend the time for the performance of any of the obligations or other acts of either Tower or First Chester;

•	waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document delivered pursuant to the merger agreement; or

•	waive compliance with any of the agreements or conditions contained therein.

Notwithstanding the foregoing, after the receipt of any approval of the merger agreement by shareholders of First Chester or Tower, no amendment shall modify the amount or form of consideration to be provided in the merger to holders of First Chester common stock, amend the articles of incorporation of Tower, or otherwise materially and adversely affect the shareholders of First Chester or Tower.

Expenses

Except as described below, each of Tower and First Chester will bear and pay all costs and expenses incurred by it in connection with the transactions contemplated by the merger agreement, including fees and expenses of its own financial consultants, accountants and counsel.

However, if the merger agreement is terminated as a result of any willful breach of a representation, warranty, covenant, or other agreement by either Tower or First Chester, the breaching party will be liable to the other for all damages, costs and expenses, including all reasonable attorneys’ fees, incurred by the other party as a result thereof or in connection therewith or with respect to the enforcement of its rights thereunder.

Breakup Fee

Upon the occurrence of any of the following events, First Chester is required by the merger agreement, within three business days of demand by Tower, to pay Tower by wire transfer of immediately available funds a fee of $3.5 million:

•	First Chester terminates the merger agreement in connection with its execution of a definitive agreement with respect to a superior proposal;

•

Tower terminates the merger agreement as a result of First Chester’s (i) failure to call and hold within 45 days of the effective date of the registration statement a special meeting of First Chester’s shareholders to consider and approve the merger agreement and the transactions contemplated thereby, (ii) failure to recommend to First Chester shareholders the adoption and approval of the merger agreement, or changes such recommendation, (iii) approval or recommendation of any competing proposal or entry into any agreement (other than a confidentiality agreement) with respect to any competing proposal or (iv) violation of its obligations with respect to not soliciting or facilitating its receipt of competing proposals in any material respect and as a result thereof First Chester received a competing proposal; or

•

First Chester enters into a definitive agreement relating to an acquisition transaction (as defined in the merger agreement) or the consummation of an acquisition transaction involving First Chester within twelve months of the termination of the merger agreement by either Tower or First Chester for failure to receive the approval of the shareholders of the other party required for the consummation of the merger by reason of the failure to obtain the required vote at a duly held meeting of shareholders or at any adjournment or postponement thereof.

Dividends

The merger agreement generally prohibits Tower and First Chester from paying any cash dividend or making any other distribution with respect to its capital stock, other than a regular quarterly dividend not to exceed $0.28 and $0.02 per share, respectively.

Regulatory Approvals

Completion of the merger is subject to the prior receipt of all consents or approvals of federal authorities required to complete the merger of Tower and First Chester. As of the date of this joint proxy statement/prospectus, approvals have been received from the Federal Reserve, the FDIC and the Pennsylvania Department of Banking. Approvals are subject to expiration, revocation or modification by the issuing regulatory authority. The approval of the Federal Reserve and the FDIC expire on September 23, 2010 and November 13, 2010, respectively. Although Tower has requested an extension of the approval from the Federal Reserve, there can be no assurance as to whether any requests for an extension of the expiration date of the Federal Reserve approval or any other regulatory approval will be received, the timing of those extensions, or whether any conditions will be imposed. The merger cannot proceed in the absence of the required regulatory approvals.

Management After the Merger

The merger agreement provides that, on the effective date of the merger, the board of directors of Tower, currently consisting of 17 members, will be increased by three. The merger agreement provides that the board of directors of First Chester will select three of its members from among its current directors to be appointed to serve on the board of directors of Tower after the merger. These directors must meet the eligibility requirements for a director under Tower’s bylaws and be approved by Tower’s board of directors and will serve until their successors are duly elected and qualified in accordance with applicable law and the articles of incorporation and bylaws of Tower. Tower has agreed to nominate and recommend the First Chester directors as is necessary to ensure that each such director shall have the opportunity to serve as a director of Tower for a minimum of three years.

The current executive officers of Tower and Graystone Tower Bank will continue to serve in such capacities after the consummation of the merger. Additionally, John A. Featherman, III, will be appointed Chairman and Chief Executive Officer of the Chester County Division of Graystone Tower Bank and Clay T. Henry will be appointed President of Graystone Tower Bank’s Wealth Management Division. For additional information regarding Messrs. Featherman and Henry, see “Additional Information Regarding John A. Featherman, III and Clay T. Henry” below.

Additionally, the merger agreement provides that, on the effective date of the bank merger, the Graystone Tower Bank board of directors will be increased by three and three of the current directors of FNB will be selected to serve on Graystone Tower Bank’s board of directors after the merger. See “Proposal I – Approval of the Merger and Related Transactions – Terms of the Merger – Bank Merger” beginning on page             .

Employment; Severance

Following the transaction, Tower is not obligated to continue the employment of any First Chester employee, except John A. Featherman, III, with whom Tower has entered into a new employment agreement, and James M. Deitch and Anna Ruth Smith, each of whom has an existing employment agreement with First Chester. Tower has agreed to honor each of these existing employment agreements. See “Proposal I – Approval of the Merger and Related Transactions – Interest of Management and Others in the Merger” beginning on page             .

As a result of the transaction, some First Chester positions, primarily back office, support, processing and other operational activities and services, may be eliminated. Tower will provide severance pay to any employee of First Chester or a First Chester subsidiary as of the effective time of the merger whose employment is terminated involuntarily within six months after the effective date of the merger if (1) the employee’s position is eliminated, or (2) the employee is not offered or retained in comparable employment (i.e., a position of generally similar job description, responsibilities, and pay and where the employee is not required to commute more than 25 miles from the employee’s present work location). Tower will also provide outplacement assistance to all persons receiving severance benefits. Tower will not pay or cause to be paid severance to any employee (1) who is being paid under an existing employment or change in control agreement, or (2) whose employment is terminated for cause.

Tower and Graystone Tower Bank will provide severance payments to eligible employees equal to two weeks pay for each full year of continuous service with a minimum severance benefit of four weeks’ pay and a maximum severance benefit of 26 weeks’ pay.

Additionally, certain employees, as determined jointly by First Chester and Tower, of First Chester or any First Chester subsidiary will be entitled to receive a “retention bonus” if they remain employed from after the effective date until the date of the systems conversion. The merger agreement provides that the aggregate amount of all retention bonuses shall not exceed $500,000.

It is anticipated that in connection with the sale of the AHB Division, James M. Deitch and Anna Ruth Smith, Managing Director and President, respectfully, of the AHB Division, may enter into agreements with the purchaser of the AHB Division that would provide them employment and other benefits from the purchaser of the AHB Division, as well as possible equity stakes in the purchaser. In addition, it is anticipated that James M. Deitch and Anna Ruth Smith may be retained after the sale of the AHB Division by First Chester or, after the merger, Tower as a consultant to provide services related to the discontinuance of any mortgage-banking operations of the AHB Division that may not be purchased or assumed by the purchaser.

Employee Benefits

The merger agreement provides that, to the extent permissible under applicable law, for purposes of crediting periods of service for eligibility to participate and vesting, but not for benefit accrual purposes, under employee pension benefit plans and employee welfare plans maintained by Tower or Graystone Tower Bank, as applicable, individuals who are employees of First Chester or any First Chester subsidiary at the effective time of the merger and who become eligible to participate in such plans will be credited with periods of service with First Chester or any First Chester subsidiary (or with any predecessor to First Chester or any First Chester subsidiary, to the extent such service is credited for such purposes under the corresponding plan) before the effective time as if such service had been with Tower or Graystone Tower Bank, as applicable.

After the effective time, except to the extent that Tower or its subsidiaries continues First Chester plans in effect or as otherwise expressly provided in the merger agreement, employees of First Chester or any First Chester subsidiary who become employed by Tower or any of Tower’s subsidiaries will be eligible for employee benefits that Tower or such Tower subsidiary, as the case may be, provides to its newly-hired employees generally and on substantially the same basis as is applicable to such newly-hired employees. To the extent permitted under applicable law and Tower’s group health, life insurance and disability plans, and paid time off plans, Tower will or will cause Graystone Tower Bank to give credit to employees of First Chester and First Chester subsidiaries, with respect to the satisfaction of the limitations as to pre-existing condition exclusions, evidence of insurability requirements and waiting periods for participation and coverage that are applicable under such plans of Tower or Graystone Tower Bank, equal to the credit that any such employee had received as of the effective time towards the satisfaction of any such limitations and waiting periods under the comparable plans of First Chester or First Chester subsidiaries and to waive preexisting condition limitations to the same extent waived under the corresponding plan.

In the merger agreement, Tower and its subsidiaries agreed to honor, or to cause to be honored, in accordance with their terms, all vested or accrued benefit obligations to, and contractual rights of, First Chester and its subsidiaries’ current and former employees, including, without limitation, any benefits or rights arising as a result of the transactions contemplated by the merger agreement.

Interests of Management and Others in the Merger

Certain members of Tower’s and First Chester’s management and board of directors may have interests in the merger in addition to their interests as Tower or First Chester shareholders, respectively. The Tower and First Chester boards of directors were aware of these factors and considered them, among other matters in approving the merger agreement.

Share Ownership

As of             , 2010, the record date for the special meeting of Tower shareholders, the directors and executive officers of Tower may be deemed to be the beneficial owners of             shares, representing             % of the outstanding shares of Tower common stock.

As of             , 2010, the record date for the special meeting of First Chester shareholders, the directors and executive officers of First Chester may be deemed to be the beneficial owners of             shares, representing

            % of the outstanding shares of First Chester common stock. See “Proposal I – Approval of the Merger and Related Transactions – Description of First Chester – Beneficial Ownership” beginning on page             .

Board Positions and Compensation

Upon completion of the merger, the board of directors of Tower will be increased by three directors and the board of directors of First Chester will select three of its members from among its current directors to be appointed to serve on the board of directors of Tower.

Additionally, the number of directors serving on the board of directors of Graystone Tower Bank will be increased by three directors and three of the current directors of FNB who are not added to the board of directors of Tower in connection with the holding company merger, as selected by the board of directors of FNB with the approval of the Graystone Tower Bank board of directors, will be added to the board of directors of Graystone Tower Bank. Graystone Tower Bank will establish a regional advisory board for the former branches of FNB located in Chester and Delaware Counties operating as a regional division of Graystone Tower Bank, referred to in this document as the Chester County Division, whose initial members will include the directors of First Chester and FNB who are not selected to be directors of either Tower or Graystone Tower Bank. This regional advisory board is required to be maintained for a minimum of twenty-four (24) months after the effective date of the bank merger, and former directors of FNB and First Chester serving on such board will be entitled to receive a monthly retainer of $1,000 plus $750 per each meeting attended.

Each person who serves as a director of Tower or Graystone Tower Bank will be compensated in accordance with the policies of Tower.

Equity Based Awards

Pursuant to First Chester’s existing stock-based plans, all unvested options to purchase shares of First Chester common stock, if any, will become vested and exercisable upon consummation of the merger. In addition, all outstanding shares of First Chester restricted stock will become fully vested at such time. As of the date of this joint proxy statement/prospectus, there were no outstanding unvested options to purchase shares of First Chester common stock held by executive officers or non-employee directors of First Chester, 20,500 shares of First Chester restricted stock were held by Clay T. Henry, and officers of First Chester as a group held 50,875 shares of First Chester unvested restricted stock.

The merger agreement provides that upon completion of the merger, each outstanding and unexercised option to acquire shares of First Chester common stock, if any, will cease to represent the right to acquire shares of First Chester common stock and will become a right to acquire Tower common stock. The number of shares and the exercise price subject to the converted options will be adjusted in accordance with the exchange ratio in the transaction and the duration and other terms of the new Tower options will be the same as the prior First Chester options.

Employment and Change in Control Agreements

Upon the consummation of the merger, Tower has agreed to honor employment agreement terms between First Chester and James M. Deitch and Anna Ruth Smith, and certain change in control and/or separation benefits agreements or terms between First Chester and Karen Walter, Anthony Poluch, Michael Steinberger, Andrew Stump, Frances Bedekovic and Clay T. Henry. Additionally, pursuant to the merger agreement, Tower has entered into a new employment agreement with John A. Featherman, III, effective upon consummation of the merger. The following describes the material terms of such agreements.

Employment Agreement: John A. Featherman, III

As a requirement of the merger agreement, John A. Featherman, III, current Chairman, President and Chief Executive Officer of First Chester, entered into a new employment agreement with Tower, to be effective upon the consummation of the merger, which will replace his existing employment agreement with First Chester and FNB and terminate his right to receive payments under the existing employment agreement. The form of employment agreement is attached as Exhibit E to the merger agreement, a copy of which is attached to this document as Annex A.

Although the new employment agreement originally provided that Mr. Featherman would serve as Chairman and Chief Executive Officer of FNB, as a result of the first amendment to the merger agreement providing for the bank merger, the parties have amended the new employment agreement effective upon the consummation of the merger to provide that Mr. Featherman will serve as Chairman and Chief Executive Officer of the Chester County Division of Graystone Tower Bank. His initial annual base salary will be $364,109 per year. The employment agreement is for a term of three years and will renew for an additional year on the first anniversary date of the agreement and every anniversary date thereafter unless notice of non-renewal is given. Mr. Featherman may only be terminated for “cause” as defined in the agreement. He may terminate his employment for “good reason” as defined in the agreement.

If his employment is terminated after a change of control of Tower for any reason other than for cause, or if he terminates his employment for good reason after a change of control of Tower, Mr. Featherman will be entitled to a payment equal to 2.99 times the sum of his highest annual base salary during the immediately preceding three calendar years and the highest cash bonus and other cash incentive compensation earned by him with respect to one of the three calendar years immediately preceding the year of termination. If Mr. Featherman is terminated without cause or if he terminates his employment for good reason, and a change of control of Tower has not occurred, Mr. Featherman will be entitled to a payment equal to the remainder of amounts that would otherwise be payable to him through the remaining term of the agreement paid as if the remaining unexpired term was three years.

In either event, for three years from termination of employment, he shall also be entitled to participate in the company’s life, disability, medical/health insurance, and other health and welfare benefits in effect during the one year prior to his termination. If he is not able to participate as his participation would violate the terms of the plans, then he would be entitled to a cash payment equal to the cost of his obtaining the same or substantially similar benefits. If he is terminated without cause or terminates employment for good reason, he will also receive the additional retirement benefits which he would have received had he stayed through the term of the employment agreement, if the plan allows it.

If Mr. Featherman terminates the agreement for any reason except good reason and not in connection with a change of control, then he will be entitled to receive the same payments and benefits as though he resigned for good reason; provided, however, that such payments and benefits would be computed with reference to the actual unexpired term of the agreement (rather than the fixed three year period described above).

In the event that a payment under his employment agreement standing alone or when combined with the other benefits which he will receive upon a change of control would be considered a “golden parachute payment” and an excise tax is imposed, then Mr. Featherman will be entitled to an additional payment equal to the amount required such that after the payment of all federal and state income and excise taxes, he would be in the same after-tax position as if no excise tax had been imposed.

Employment Agreements: James M. Deitch and Anna Ruth Smith

In connection with the acquisition of American Home Bank, N.A., or AHB, by First Chester on December 31, 2008, First Chester and the First National Bank of Chester County entered into employment agreements (referred to herein as the “AHB Division Employment Agreements”), dated September 18, 2008, with James M. Deitch, formerly AHB’s Chairman and Chief Executive Officer, and Anna Ruth Smith, formerly AHB’s President and Chief Operating Officer and a director of AHB. Upon completion of the acquisition of AHB, Mr. Deitch and Ms. Smith became the Managing Director and the President of the AHB Division of FNB, respectively.

Pursuant to the AHB Division Employment Agreements, Mr. Deitch and Ms. Smith (each referred to in this discussion as an “AHB Division Executive”) will receive certain payments and benefits in the event of termination of employment under certain circumstances. If an AHB Division Executive’s employment is terminated by the AHB Division Executive or by First Chester or FNB other than by reason of death, disability or for cause, and such termination is within two years after a change in the effective ownership or effective control of First Chester or FNB, the AHB Division Executive is entitled to receive their salary, bonus and fringe benefits for three years in the case of Mr. Deitch, and for two years in the case of Ms. Smith. If it is determined that any payment to an AHB Division Executive is subject to the excise tax imposed by Section 4999 of the Code, or any similar tax imposed by federal, state or local law, the AHB Division Executive will receive a payment sufficient to pay the excise or similar tax which will not be deductible by the payor. Under the AHB Division Employment Agreements, a change in the ownership or effective control of First Chester or FNB occurs as defined under applicable sections of the Code, which would include the proposed merger of First Chester with Tower. These potential payments are described in more detail in the table below entitled “Potential Payments upon Change of Control.” The proposed merger of First Chester with Tower will constitute a change of control for purposes of the AHB Division Employment Agreements.

It is anticipated that in connection with the sale of the AHB Division, the AHB Division Executives may enter into agreements with the purchaser of the AHB Division that would provide them employment compensation and other benefits from the purchaser of the AHB Division, as well as possible equity stakes in the purchaser. In addition, it is anticipated that the AHB Division Executives may be retained after the sale of the AHB Division by First Chester or Tower after the merger as a consultant to provide services related to the discontinuance of the mortgage-banking operations of the AHB Division, including with respect to operations or liabilities that may not be purchased or assumed by the purchaser.

Change in Control Agreements: Karen Walter; Anthony Poluch; Michael Steinberger; Andrew Stump; Frances Bedekovic; and Clay T. Henry

Messrs. Poluch, Steinberger and Stump and Ms. Bedekovic and Ms. Walter do not have written employment agreements with First Chester or FNB and their employment is at will. However, each of Messrs. Poluch, Steinberger and Stump and Ms. Walter has entered into a Change of Control, Non-Compete, and Non-Disclosure Agreement with FNB (each referred to herein as a “Change of Control Agreement”) dated May 25, 2005, March 28, 2005, June 19, 2006 and May 6, 2005, respectively, and Mr. Henry has entered into a Separation Benefits Agreement with FNB dated October 2, 2006. Each Change of Control Agreement and the Separation Benefits Agreement continues in effect as long as the executive is actively employed by FNB. Ms. Bedekovic is afforded similar protections pursuant to the merger agreement as if she were a party to a Change of Control Agreement. Each of these agreements provides certain payments and benefits in the event of termination of employment under certain circumstances following a “change of control.” For Messrs. Poluch, Steinberger and Stump and Ms. Bedekovic and Ms. Walter, these agreements provide for the continuation of their salary and benefits for a period of one year following their termination of employment, plus the right to receive a bonus for the year in which he or she was terminated. The potential payment to Mr. Henry is described in more detail in the table below entitled “Potential Payments upon Change of Control.” If it is determined that any payment under these agreements are subject to the excise tax imposed by Section 4999 of the Code or any similar tax imposed by federal, state or local law, the amounts payable to such executive will be reduced to the maximum amount that is payable under such agreement without triggering such excise or similar tax. The proposed merger of First Chester with Tower will constitute a change of control for purposes of each of the Change of Control Agreements and the Separation Benefits Agreement.

Potential Payments upon Change in Control

The following table sets forth the estimated potential severance benefits to First Chester’s most highly compensated executive officers upon termination of employment following a change in control of First Chester (except in the event of termination by reason of death, disability or for cause), assuming termination of employment on December 31, 2010:

	John A. Featherman, III (4)	James M. Deitch	Anna Ruth Smith	Clay T. Henry
Cash Payment (1)	$1,125,097	$1,409,361	$826,136	$407,150
Health Insurance (2)	$81,390	$123,000	$62,186	$18,840
Tax Gross Up (3)	—	$731,331	$379,685	—

(1)	The employment agreements in effect for Messrs. Featherman and Deitch provide for a payment equal to salary, bonus and fringe benefits for a period of three years if their employment is terminated following a change of control. Similarly, Ms. Smith is paid cash severance equal to salary and bonus that would be payable for a period of two years if her employment is terminated following a change of control. Mr. Henry has a Separation Benefits Agreement with FNB under which he is entitled to salary, bonus and fringe benefits for one year following termination.
(2)	The employment agreements in effect for Messrs. Featherman and Deitch provide for continued health, life and other insurance benefits for a three year period if their employment is terminated following a change of control. The employment agreement with Ms. Smith provides continued health, life and other insurance benefits for a maximum period of two years if her employment is terminated following a change of control. Mr. Henry has a Separation Benefits Agreement with FNB under which he is entitled to salary, bonus and fringe benefits for a period of one year if his employment is terminated following a change of control.
(3)	This amount represents that payment to the executive to cover the excise tax imposed by Section 4999 of the Internal Revenue Code or any similar tax imposed by federal, state or local law, which will not be deductible by Tower or Graystone Tower Bank.
(4)	Tower and Mr. Featherman have entered into a new employment agreement, which will become effective upon consummation of the merger. Therefore, Mr. Featherman will not be entitled to any severance benefits pursuant to a potential change in control under his current employment agreement with First Chester.

Indemnification and Insurance

In the merger agreement, Tower has agreed, to the fullest extent permitted by applicable law, its articles of incorporation and bylaws, to indemnify the directors and officers of First Chester against all losses, claims, damages, liabilities, costs, expenses (including reasonable attorneys’ fees), judgments, fines, or amounts that are paid in settlement (with prior written consent of Tower) of or in connection with any claim, action, suit, proceeding or investigation based in whole or in part on, or arising in whole or in part out of, the fact that the person is or was a director, officer, or employee of First Chester, whether pertaining to any matter existing or occurring at or prior to the effective date of the merger and whether asserted or claimed prior to, or at or after, the effective date of the merger; provided, however, that any such losses, claims, damages, liabilities, costs, expenses, judgments, fines or amounts that are paid in settlement are not the result of the gross negligence, willful misconduct or malfeasance of the party seeking indemnification.

Tower has also agreed that for six years after the merger’s effective date, Tower will, at its expense, maintain directors and officers liability insurance for the former directors and officers of First Chester with respect to matters occurring at or prior to the merger’s effective date. The insurance coverage is to be at least equal to the coverage currently maintained by First Chester and is to contain terms and conditions that are no less favorable to the beneficiaries. Tower is not obligated to make annual premium payments that exceed 150% of the initial annual premiums for First Chester’s policy maintained on December 27, 2009.

Voting Agreements

General

As a condition to Tower entering into the merger agreement, each of the directors and executive officers of First Chester entered into an agreement with Tower, dated as of December 27, 2009, pursuant to which each director and executive officer agreed to vote all shares of First Chester common stock which they own or over which they exercise voting control in favor of the merger agreement. As of the record date of             , 2010, the directors and executive officers of First Chester owned or exercised voting control over              shares of First Chester common stock, representing approximately             % of the shares of First Chester common stock outstanding on that date. A form of voting agreement, which is also called an affiliate letter, is attached as Exhibit A to the merger agreement, a copy of which is attached to this document as Annex A.

Effect of Voting Agreements

The voting agreements, together with First Chester’s agreement not to initiate, solicit or respond to inquiries relating to an acquisition transaction, may have the effect of discouraging persons from making a proposal for an acquisition transaction involving First Chester.

Terms of Voting Agreements

The following is a brief summary of the material provisions of the voting agreements.

Each director and executive officer of First Chester agreed, among other things, that at the First Chester special meeting, he or she will:

•	appear at such meeting or otherwise cause all shares of First Chester common stock he or she owns to be counted as present for purposes of determining a quorum; and

•

vote (or cause to be voted), in person or by proxy, all shares of First Chester common stock he or she owns or as to which he or she has, directly or indirectly, the right to direct the voting in favor of adoption and approval of the merger agreement and the merger transaction and against the approval or adoption of any other acquisition transaction with a party other than Tower.

Each director and executive officer also agreed not to sell, transfer or dispose of any of the shares of First Chester common stock he or she owns prior to the First Chester special meeting.

The voting agreements will remain in effect until the earlier of the adoption and approval of the merger agreement by First Chester shareholders or the termination of the merger agreement in accordance with its terms.

Additional Information Regarding John A. Featherman, III and Clay T. Henry

As described above, following consummation of the merger, the executive management team of Tower and Graystone Tower Bank will remain unchanged, and John A. Featherman, III, current Chairman, President and Chief Executive Officer of First Chester and FNB, will be appointed Chairman and Chief Executive Officer of the Chester County Division of Graystone Tower Bank. Additionally, it is anticipated that Clay T. Henry, current Executive Vice President of the First National Wealth Management division of FNB, will be appointed President of Graystone Tower Bank’s Wealth Management Division. The following discussion provides biographical and compensation related information regarding Messrs. Featherman and Henry.

Biographical Information

John A. Featherman, III, 72, has served as Chairman of the boards of First Chester and FNB and Chief Executive Officer of First Chester and FNB since November 2003, as President of First Chester and FNB since

October 2009 and as director of First Chester and FNB since 1985. Mr. Featherman is an attorney and was a principal of the law firm of MacElree Harvey, Ltd. from 1969 to 2004. Mr. Featherman has over 35 years experience as a practicing attorney in the corporate and tax law areas, with management roles including managing partner and director of the firm, and has extensive board experience on several organizations, including service on finance committees.

Clay T. Henry, 49, has served as Executive Vice President of First National Wealth Management, (a division of FNB which includes the Wealth Management and Financial Advisory Services Departments) since October 2006. Prior to joining FNB, Mr. Henry served as Executive Vice President of Millennium Wealth Management, a division of Harleysville National Bank since March 1998. Prior to that, Mr. Henry held various positions with PNC Asset Management Group, including Director of Investment Services and Marketing and Director of Strategic Planning and Acquisitions.

First Chester Compensation Information

Summary Compensation Table

The following table sets forth information regarding compensation earned by Mr. Featherman and Mr. Henry for service to First Chester and FNB during each of the last three completed fiscal years, as applicable:

Name and Principal Position	Year	Salary ($) (2)	Bonus ($) (2)	Stock Awards ($) (3)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (4)	All Other Compensation ($) (5)	Total ($)
John A. Featherman, III	2009	378,620	—	73,775	—	1,772	327,659	781,826
CEO, President and	2008	363,701	—	80,100	—	685	40,959	485,445
Chairman (1)	2007	353,044	—	63,150	88,039	732	40,391	545,356
Clay T. Henry	2009	201,293	—	114,438	—	554	23,958	340,243
EVP – Wealth	2008	196,047	—	40,050	—	175	34,288	270,560
Management Division	2007	189,320	16,000	31,575	32,284	113	31,729	301,021

(1)	Upon the resignation of Kevin C. Quinn on October 16, 2009, Mr. Featherman was appointed President of First Chester and FNB.
(2)	The figures shown for salary and bonus represent amounts earned for the fiscal year, whether or not actually paid during such year.
(3)	Reflects the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 with respect to restricted stock and stock option awards granted to Mr. Featherman. For more information concerning the assumptions used for these calculations, please refer to the notes to First Chester’s financial statements found elsewhere in this joint proxy statement/prospectus.
(4)	Reflects the above market portion of earnings on amounts credited to a nonqualified, supplemental retirement plan.
(5)	Amounts in this column are set forth in the table below and include insurance premiums, non-qualified supplemental retirement plan contributions, 401(k) matching contributions, dividends on unvested restricted stock and perquisites. Messrs. Featherman and Henry participate in certain group life, health, disability insurance and medical reimbursement plans, not disclosed in the Summary Compensation Table, that are generally available to salaried employees of First Chester and FNB and do not discriminate in scope, terms and operation.

Named Executive Officer	Insurance Premiums	Non-Qualified, Supplemental Retirement Plan Contributions ($)	401(k) Plan Matching Contributions ($)	Dividends On Unvested Restricted Stock ($)	Perquisites ($)	Total ($)
John A. Featherman, III	295,888	10,923	13,349	4,240	3,259	327,659
Clay T. Henry	—	5,910	7,529	2,120	8,399	23,958

Grants of Plan-Based Awards

The following Grants of Plan-Based Awards table provides additional information about cash incentive awards payable to Messrs. Featherman and Henry based on 2009 performance and restricted stock and option awards granted to such individuals during 2009:

	Grant Date	Estimated Future Payouts Under Non- Equity Incentive Plan Awards				Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards; Number of Shares of Stock (#)	All Other Stock Awards; Grant Date	Grant Date Fair Value of Stock ($) (1)
Name		Threshold ($)	Budget Target ($)	Stretch Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
John A. Featherman, III	05/04/09	18,205	50,975	109,233	145,644	1,500	5,000	6,500	—	—	—
Clay T. Henry	05/04/09	15,701	19,627	41,216	49,067	750	2,500	3,250	15,000	12/10/09	77,550

(1)	Reflects the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 with respect to restricted stock and stock option awards granted to Mr. Henry.

Outstanding Equity Awards at Year-End

The following table sets forth information for Messrs. Featherman and Henry regarding stock awards, stock options and similar equity compensation outstanding at December 31, 2009.

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#) (1)	Grant Date	Market Value of Shares or Units of Stock That Have Not Vested ($) (2)
John A. Featherman, III	2,200	—	12.557	9/29/2010	—	—	—
	2,200	—	14.100	9/28/2011
	2,200	—	12.727	9/30/2012
	2,200	—	24.795	1/3/2015
Clay T. Henry	—	—	—	—	500	03/08/2007	4,575
	—	—	—	—	2,250	02/07/2008	20,588
	—	—	—	—	3,250	05/04/2009	29,738
	—	—	—	—	15,000	12/10/2009	137,250

(1)	Shares granted on March 8, 2007 vest annually in one-third increments beginning on March 8, 2008; shares granted on February 7, 2008 vest on February 7, 2011 if certain performance measures and service restrictions are met; shares granted on May 4, 2009 vest on May 4, 2012 if certain performance measures are met; and shares granted on December 10, 2009 vest annually in one-third increments beginning on December 10, 2010; provided, however, that all shares vest upon a change of control of First Chester.
(2)	Market value is calculated on the basis of $9.15 per share, which is the closing sales price for First Chester common stock on December 31, 2009.

Option Exercises And Stock Vested

The following table sets forth the stock awards that vested and the option awards that were exercised for Messrs. Featherman and Henry during the last fiscal year.

	Stock Awards
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) (1)
John A. Featherman, III	13,000	65,300
Clay T. Henry	500	2,950

(1)	The figures shown include the amount realized during the fiscal year upon the vesting of restricted stock, based on the closing sales price for a share of First Chester common stock on the on the vesting date.
(2)	No options were exercised during 2009. Accordingly, the columns relating to option exercises are omitted from the foregoing table.

Nonqualified Deferred Compensation

The amounts reflected in the table below relate to benefits credited to the accounts of Messrs. Featherman and Henry under FNB’s Supplemental Benefit Retirement Plan, or the SBRP, an unfunded, nonqualified deferred compensation plan established for the benefit of certain executives selected for participation by the board of directors of First Chester. Each year under the SBRP, the account of a participating executive is credited with an amount equal to 3% of his or her base salary for the year. The executive’s account is also annually credited with interest based on the prime rate in effect as of the last business day of December as reported in the Wall Street Journal. Participating executives also may elect to defer a portion of their salary and bonus to the SBRP accounts on a pre-tax basis each year. Benefits earned under the SBRP are fully vested at all times.

Payments under the SBRP are payable on or after the earliest to occur of the executive’s termination of employment, attainment of age 65 or the 25th year from the first date the executive officer elected to defer compensation under the SBRP, subject to prior election by the executive officer. As elected by the executive officer, payments will be made in either a lump sum or installments over a period of five, ten or fifteen years following the date payments commence.

The following table sets forth information regarding nonqualified deferred compensation earned by Messrs. Featherman and Henry during the last fiscal year.

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($) (1)	Aggregate Withdrawals Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)
John A. Featherman, III	—	10,914	1,772	—	60,892
Clay T. Henry	—	5,910	554	—	20,291

(1)	Amounts shown include the above market earnings reported in the Summary Compensation Table.

Material Contracts between Tower and First Chester

Loan and Loan Modification Agreement

On November 20, 2009, First Chester entered into a loan agreement and related note with Graystone Tower Bank for a non-revolving one year term loan in the principal amount of $4.0 million in order to refinance certain of First Chester’s outstanding indebtedness and general corporate purposes. In connection with the loan agreement, First Chester agreed to provide Tower with written notice prior to engaging in any activities to solicit, initiate or encourage a proposal involving a change of control of First Chester or FNB, and to provide Tower with prompt written notice, including a description of the substantive terms, of any proposal concerning a change of control from a third party received by First Chester or FNB, whether solicited or unsolicited.

As required by the merger agreement, on December 28, 2009, Graystone Tower Bank and First Chester entered into a modification of that certain loan agreement and related note between First Chester and Graystone Tower Bank dated as of November 20, 2009, pursuant to which Graystone Tower Bank increased its loan to First Chester from $4 million to $26 million, the increased proceeds of which were immediately contributed by First Chester to FNB as Tier 1 capital for purposes of enabling FNB to satisfy the IMCRs. The loan, as modified, is a non-revolving one year term loan bearing interest at the rate of 6% per annum, and is secured by a pledge by First Chester of all of the common stock of FNB. The form of loan modification agreement executed by the parties is attached as Exhibit B to the merger agreement, which is attached to this document as Annex A.

The loan documents contain certain covenants and agreements that may have the effect of discouraging persons from making a proposal for an acquisition transaction involving First Chester. Most significantly, it is an event of default under the loan documents if, prior to the later of the date the loan has been repaid in full or November 20, 2010, First Chester enters into any agreement which would result in a change in control, as that term is defined in the loan agreement, subject to certain exceptions. Upon such event of default, First Chester is required to pay to Graystone Tower Bank an additional fee of $400,000.

Participation Agreements

The merger agreement further provides that Graystone Tower Bank and FNB shall enter into a loan participation agreement pursuant to which Graystone Tower Bank shall purchase up to $100 million in first lien residential real estate and first lien commercial loan participations acceptable to Graystone Tower Bank solely for purposes of enabling FNB to satisfy its minimum regulatory capital requirements, as established by the OCC. On December 30, 2009, Graystone Tower Bank and FNB executed a loan participation agreement providing for the purchase, in an arms-length transaction, of $52.5 million in participations in performing first lien residential real estate and commercial loans at a 1.5% discount for purposes of enabling FNB to satisfy the minimum regulatory capital requirements as established by the OCC.

Additionally, Graystone Tower Bank previously entered into loan participation agreements with AHB, prior to its merger with FNB, in 2006 pursuant to which FNB holds participation interests totaling $2 million in two outstanding loans. Graystone Tower Bank continues to service each of these loans in exchange for a servicing fee.

Line of Credit

The merger agreement further requires that Tower and First Chester enter into a loan agreement providing for a line of credit of up to $2 million, permitting draws from time to time by First Chester for the purpose of contributing additional capital to FNB in the event that, as a result of the attempt to sell the AHB Division, the actual sale thereof, or the effects on FNB of such sale, FNB’s regulatory capital ratios, as reported in FNB’s quarterly call report, fall below the minimum regulatory capital ratios applicable to FNB as established by the IMCRs. However, draws may not be made if the OCC indicates that it will not take immediate action to enforce such minimum regulatory capital ratios prior to consummation of the merger. The obligations of First Chester under this loan agreement are secured by a second lien in favor of Tower in all of the common stock of FNB. Aggregate draws under the line of credit are limited to an amount equal to the amount of additional capital required for purposes of satisfying the minimum capital ratios applicable to FNB.

Employee Leasing Agreement

On March 4, 2010, Graystone Tower Bank and FNB entered into an employee leasing agreement pursuant to which Graystone Tower Bank agreed to make certain of its employees available to FNB for a fee in order to assist FNB with operational and administrative matters on an as needed basis. Graystone Tower Bank remains the legal employer of the individuals subject to the employee leasing agreement. This agreement does not provide for, and Graystone Tower Bank will not engage in, any management role or exercise any form of decision-making control over FNB prior to the merger.

Accounting Treatment

Tower will account for the merger under the acquisition method of accounting. Tower will record, at fair value, the acquired tangible and identifiable intangible assets and assumed liabilities of First Chester. To the extent that the total purchase price exceeds the fair value of the assets acquired and liabilities assumed, Tower will record the excess as “goodwill.” Under generally accepted accounting principles, goodwill is not amortized, but is assessed annually for impairment with any resulting impairment losses included in net income. Tower will include in its results of operations the results of First Chester’s operations only after completion of the merger.

Material Federal Income Tax Consequences

The following discussion addresses the material United States federal income tax consequences of the merger to a First Chester shareholder who is a U.S. holder (defined below) and who holds shares of First Chester common stock as a capital asset. This discussion is based upon the Code, Treasury regulations promulgated under the Code, judicial authorities, published positions of the IRS and other applicable authorities, all as in effect on the date of this discussion and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. This discussion does not address all aspects of United States federal income taxation that may be relevant to First Chester shareholders in light of their particular circumstances and does not address aspects of United States federal income taxation that may be applicable to First Chester shareholders subject to special treatment under the Code (including banks, tax-exempt organizations, insurance companies, dealers in securities, traders in securities that elect to use a mark-to-market method of accounting, investors in pass-through entities, First Chester shareholders who hold their shares of First Chester common stock as part of a hedge, straddle or conversion transaction, First Chester shareholders who acquired their shares as compensation). In addition, this discussion does not address any aspect of state, local or foreign taxation. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax aspects set forth below.

For purposes of this section, the term “U.S. holder” means a beneficial owner of First Chester common stock that for U.S. federal income tax purposes is:

•	a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any State or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust, the substantial decisions of which are controlled by one or more U.S. persons and which is subject to the primary supervision of a U.S. court, or a trust that validly has elected under applicable Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

First Chester shareholders are urged to consult their tax advisors with respect to the particular United States federal, state, local and foreign tax consequences of the merger to them.

The closing of the merger is conditioned upon the receipt by Tower and First Chester of an opinion of their legal counsel, Rhoads & Sinon LLP and Hogan Lovells US LLP, respectively, dated as of the closing date of the merger, substantially to the effect that, on the basis of facts, representations and assumptions set forth or referred to in that opinion (including factual representations contained in certificates of officers of Tower and First Chester) which are consistent with the state of facts existing as of the closing date of the merger, the merger constitutes a reorganization under Section 368(a) of the Code.

The tax opinions to be delivered in connection with the merger are not binding on the IRS or the courts, and neither Tower nor First Chester intends to request a ruling from the IRS with respect to the United States federal income tax consequences of the merger. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below. In addition, if any of the facts, representations or assumptions upon which the opinion is based is inconsistent with the actual facts, the United States federal income tax consequences of the merger could be adversely affected.

Assuming that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code, the discussion below reflects the material United States federal income tax consequences of the merger to First Chester shareholders who are U.S. holders.

Exchange for Tower Common Stock

If, pursuant to the merger, a U.S. holder exchanges all of his or her respective shares of First Chester common stock actually owned by him or her solely for shares of Tower common stock, that holder will not recognize any gain or loss except in respect of cash received in lieu of any fractional share of Tower common stock (as discussed below). The aggregate adjusted tax basis of the shares of Tower common stock received in the merger (including any fractional share deemed received and redeemed, as described below) will be equal to the aggregate adjusted tax basis of the shares of First Chester common stock surrendered for the Tower common stock. The holding period of the Tower common stock will include the period during which the surrendered shares of First Chester common stock were held by the First Chester shareholder. If a U.S. holder has differing bases or holding periods in respect of his or her respective shares of the surrendered First Chester common stock, that shareholder should consult his or her tax advisor prior to the exchange with regard to identifying the bases or holding periods of the particular shares of Tower common stock received in the exchange.

Cash Received in Lieu of a Fractional Share

Cash received by a U.S. holder in lieu of a fractional share of Tower common stock generally will be treated as received in redemption of the fractional share, and a gain or loss generally will be recognized based on the difference between the amount of cash received in lieu of the fractional share and the portion of the shareholder’s aggregate adjusted tax basis of the shares of First Chester common stock surrendered that is allocable to the fractional share. The gain or loss generally will be long-term capital gain or loss if the holding period for the redeemed fractional share of First Chester common stock is more than one year. The deductibility of capital losses is subject to limitations.

Reporting Requirements

A holder of First Chester common stock who receives Tower common stock as a result of the merger will be required to retain records pertaining to the merger. Certain First Chester stockholders are subject to certain reporting requirements with respect to the merger. In particular, such shareholders will be required to attach a statement to their tax returns for the year of the merger that contains the information listed in Treasury Regulation Section 1.368-3(b). Such statement must include the shareholder’s adjusted tax basis in its First Chester common stock and other information regarding the reorganization. Holders of First Chester common stock are urged to consult with their tax advisers with respect to these and other reporting requirements applicable to the merger.

Backup Withholding

A holder of First Chester common stock may be subject to information reporting and backup withholding (currently at a rate of 28%) in connection with any cash payment received instead of a fractional share of Tower common stock if the shareholder is a non-corporate United States person and (1) fails to provide an accurate taxpayer identification number; (2) is notified by the IRS that it has failed to report all interest or dividends required to be shown on its federal income tax returns, or (3) in certain circumstances, fails to comply with applicable certification requirements. Amounts withheld under the backup withholding rules will be allowed as a refund or credit against a shareholder’s United States federal income tax liability provided that the shareholder furnishes the required information to the IRS.

The foregoing discussion is not intended to be a complete analysis or description of all potential United States federal income tax consequences of the merger transaction. In addition, this discussion does not address tax consequences that may vary with, or are contingent on, a First Chester shareholder’s individual circumstances. It also does not address any federal estate tax or state, local or foreign tax consequences of the merger. Tax matters are very complicated, and the tax consequences of the transaction to a First Chester shareholder will depend upon the facts of his or her particular situation. Accordingly, we strongly urge you to consult with a tax advisor to determine the particular tax consequences to you of the transaction, as well as to any later sale of shares of Tower common stock received by you in the merger.

Resale of Tower Common Stock

The shares of Tower common stock to be issued to shareholders of First Chester under the merger agreement have been registered under the Securities Act of 1933 and may be freely traded without restriction by holders who will not be affiliates of Tower after the merger.

Certain directors and executive officers of First Chester will be considered affiliates of Tower after the merger. They may resell shares of Tower common stock received in the merger only if the shares are registered for resale under the Securities Act or an exemption is available. They may resell under the safe harbor provisions of Rule 144 under the Securities Act or as otherwise permitted under the Securities Act. Tower encourages any such person to obtain advice of securities counsel before reselling any Tower stock.

Rights of Dissenting Shareholders

Dissenters’ rights are statutory rights that, if applicable under law, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction. Dissenters’ rights are not available in all circumstances. Under Pennsylvania law, shareholders of a corporation are not entitled to exercise dissenters rights if, as of the record date, shares of the corporation are either listed on a national securities exchange or held beneficially or of record by more than 2,000 people. Consequently, because shares of Tower’s and First Chester’s common stock are traded on the NASDAQ Stock Market, a national securities exchange, as of the record date, you will not have the right to exercise dissenters’ rights. If the merger agreement is approved and the merger is completed, shareholders who voted against the approval of the merger agreement will be treated the same as shareholders who voted to approve the merger agreement.

Description of First Chester

General

First Chester County Corporation is a Pennsylvania business corporation and bank holding company registered under the Bank Holding Company Act of 1956, as amended, or BHC Act. First Chester was incorporated on March 9, 1984 for the purpose of becoming a registered bank holding company and acquiring the First National Bank of Chester County, or FNB, thereby enabling FNB to operate within a bank holding company structure. On September 13, 1984, First Chester acquired all of the issued and outstanding common stock of FNB. On August 5, 2001, First Chester became a financial holding company pursuant to the Gramm-Leach-Bliley Act of 1999.

Description of Business of First Chester

First Chester’s principal activities are the owning and supervising of FNB, which engages in a general banking business based in Chester County, Pennsylvania. On December 31, 2008, First Chester completed its acquisition of AHB, which merged with and into FNB. AHB was established in 2001 and had been engaged in full service community banking, with a primary focus on mortgage-banking activities. Prior to the acquisition of AHB, FNB had operated branches predominantly in Chester County, Pennsylvania, as well as in Delaware and Montgomery Counties, Pennsylvania. With the acquisition of AHB, FNB also has a branch in Lancaster County and a branch in Cumberland County, Pennsylvania. The mortgage-banking activities previously conducted by AHB are now operated by the AHB Division of FNB. First Chester directs the policies and coordinates the financial resources of FNB.

As of June 30, 2010, First Chester had total deposits of approximately $992 million, total assets of approximately $1.2 billion and total equity of approximately $55.6 million.

Description of Business of FNB

FNB is a full service commercial bank offering a broad range of retail banking, commercial banking, internet banking, trust and investment management and insurance services to individuals, businesses, governmental entities, nonprofit organizations, and community service groups. FNB currently conducts its business through 23 primary banking offices located in Chester, Montgomery, Delaware, Lancaster and Cumberland Counties, Pennsylvania, including its main office. In addition, FNB operates 29 ATM facilities.

At June 30, 2010, FNB employed 775 persons, of which 745 were full-time and 30 were part-time. Management considers relations with our employees to be good. FNB is not a party to any collective bargaining agreement.

Segments

As of January 1, 2010, First Chester no longer has separate operating segments. Prior to January 1, 2010, First Chester’s business was conducted through two primary segments, community banking and mortgage banking. First Chester is currently using its best efforts to sell the AHB Division, which includes the mortgage banking segment. Accordingly, the mortgage banking operations related to this segment have been reclassified, and are now presented as discontinued operations in First Chester’s consolidated statements of operations. Certain assets and liabilities of this former segment are presented as discontinued assets held for sale. The statements of cash flows are presented on a consolidated basis, including both continuing and discontinued operations.

Included in continuing operations is FNB’s Wealth Management Division, which provides a broad range of trust and investment management services. It administers and provides services for estates, trusts, agency accounts, and individual and employer sponsored retirement plans. At June 30, 2010, FNB’s Wealth Management Division administered or provided investment management services to accounts that held assets with an aggregate market value of approximately $529 million. For the six months-ended June 30, 2010, income from FNB’s Wealth Management Division and related activities was approximately $2.0 million. In addition to retail and commercial banking and wealth management services, FNB offers an array of investment opportunities, including mutual funds, annuities, retirement planning, education planning and insurance through FNB Insurance Services, LLC, doing business as First National Financial Advisory Services, a wholly-owned subsidiary of FNB.

Currently presented as discontinued operations, the AHB Division consists primarily of the operations formerly conducted by AHB. The AHB Division provides mortgages and associated products to customers and sells most of those mortgages into the secondary market on a servicing-released basis. The sourcing of mortgage loans is conducted through a direct, retail delivery channel comprised of retail loan offices, affiliated business arrangements with builders and realtors, and a wholesale lending operation. The wholesale operation sources loans through relationships with unrelated mortgage brokers. The AHB Division uses a variety of trademarks in its business activities. FNB has taken action to protect such trademark names through of same where it deems appropriate. The AHB Division is subject to changes in demand due to a variety of factors, including interest rates, home prices, general economic conditions and seasonal changes in purchases of new homes.

Competition

FNB’s core service area consists primarily of greater Chester County, as well as the fringe of Delaware County, Pennsylvania. The core of FNB’s service area is located within a fifteen-mile radius of FNB’s main office in West Chester, Pennsylvania. As a result of the acquisition of AHB on December 31, 2008, FNB’s service area has been expanded into Lancaster and Cumberland Counties, Pennsylvania. In addition, the mortgage-banking activities of the AHB Division compete to originate residential mortgages nationally. FNB encounters vigorous competition from bank holding companies, other community banks, thrift institutions, credit unions, Internet banks and other non-bank financial organizations such as mutual fund companies, brokerage firms, mortgage bankers and the financing arms of corporate conglomerates. FNB also competes with banking and financial institutions, some from out of state that have opened branches in FNB’s market, which are substantially larger and have greater financial resources than FNB.

Supervision and Regulation of First Chester and FNB

General

First Chester is a bank holding company and financial holding company subject to supervision and regulation by the Federal Reserve. In addition, FNB is subject to supervision, regulation and examination by the OCC and its deposits are insured by the FDIC. The OCC must approve bank mergers, if the surviving bank would be a national bank, as well as the establishment of new branches and new subsidiaries. Federal and state laws also impose a number of requirements and restrictions on the operations of FNB, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be made and the types of services which may be offered, restrictions on the ability to acquire deposits under certain circumstances, and requirements relating to the protection of consumers. The following sections discuss more fully some of the principal elements of the regulatory framework applicable to First Chester and FNB. This discussion is not intended to be an exhaustive description of the statutes and regulations applicable to First Chester and FNB and is subject to, and qualified by, reference to the statutory and regulatory provisions. A change in these statutes, regulations or regulatory policies, or the adoption of new statutes, regulations or regulatory policies, may have a material effect on our business.

Recent Enforcement Actions

On October 16, 2009, the board of directors of FNB entered into a MOU with the OCC. An MOU with regulatory authorities is an informal action that is not published or publicly available and that is used when circumstances warrant a milder form of action than a formal supervisory action, such as a formal written agreement or order. Among other things, under the MOU, FNB has agreed to address the following matters:

•	develop a comprehensive three-year capital plan;

•	take action to address criticized assets and adopt and implement a program to eliminate the basis of criticism of such assets;

•	establish an effective program that provides for early problem loan identification and a formal plan to proactively manage those assets;

•	review the adequacy of FNB’s information technology activities and Bank Secrecy Act compliance and approve written programs of policies and procedures to provide for compliance; and

•	establish a Compliance Committee of the board to monitor and coordinate FNB’s adherence to the provisions of the MOU.

On August 27, 2010, the board of directors of FNB entered into a formal written agreement with the OCC, which supersedes and replaces the MOU. The formal agreement requires that the board of directors of FNB ensure that FNB takes those actions identified in the MOU (described above), and, in some cases, augments those requirements, such as establishing a written program regarding criticized assets of $750,000 or above, rather than the $1,000,000 threshold referenced in the MOU. In addition, the formal agreement adds a number of new requirements, requiring FNB to: (i) ensure FNB has adequate and competent senior management; (ii) develop and implement a written profit plan to improve and sustain the earnings of FNB; (iii) develop and implement a written program to improve loan portfolio management; (iv) review the methodology for FNB’s allowance for loan and lease losses and establish a program providing for the maintaining of an adequate allowance; and (v) adopt and implement a written interest rate risk policy. Unlike the MOU, the formal agreement is a form of formal enforcement action enforceable by the OCC through several means, including injunctions and the assessment of civil money penalties against FNB, its board of directors and/or its management.

Bank Holding Company Act

First Chester is required to file with the Federal Reserve an annual report, other periodic reports, and such additional information as the Federal Reserve may require pursuant to the Bank Holding Company Act, or BHC Act. The Federal Reserve also makes examinations of bank holding companies and their subsidiaries. The BHC Act requires each bank holding company to obtain the prior approval of the Federal Reserve before it may acquire substantially all of the assets of any bank, or if it would acquire or control more than 5% of the voting shares of such a bank. The Federal Reserve considers numerous factors, including its capital adequacy guidelines, before approving such acquisitions.

The Community Reinvestment Act

The Community Reinvestment Act of 1977, as amended, or the CRA, and the regulations promulgated to implement the CRA, are designed to create a system for bank regulatory agencies to evaluate a depository institution’s record in meeting the credit needs of its community. The CRA regulations were completely revised in 1995 to establish performance-based standards for use in examining a depository institution’s compliance with the CRA, referred to in this document as the revised CRA regulations. The revised CRA regulations establish new tests for evaluating both small and large depository institutions’ investment in the community. For the purposes of the revised CRA regulations, FNB is deemed to be a large retail institution, based upon financial information as of December 31, 2009. In connection with its assessment of CRA performance, the FDIC assigns a rating of “outstanding,” “satisfactory,” “needs to improve,” or “substantial noncompliance.” FNB has opted to be examined under a three-part test evaluating FNB’s lending, service and investment performance. FNB received a “satisfactory” rating in its last CRA examination in March 2008.

Dividend Restrictions

First Chester is a legal entity separate and distinct from FNB. Virtually all of First Chester’s revenue available for payment of dividends on First Chester’s common stock results from dividends paid to First Chester by FNB. All such dividends are subject to limitations imposed by federal and state laws and by regulations and policies adopted by federal and state regulatory agencies.

FNB, as a national bank, is required by federal law to obtain the approval of the OCC for the payment of dividends if the total of all dividends declared by the board of directors of FNB in any calendar year will exceed the total of FNB’s net income for that year and the retained net income for the preceding two years, less any required transfers to surplus or a fund for the retirement of any preferred stock, subject to the further limitations that a national bank can pay dividends only to the extent that FNB would not become “undercapitalized” (as defined under federal law). In 2009, FNB declared and paid $1.4 million in dividends.

During the fourth quarter of 2009, First Chester received notice from the Federal Reserve that the Federal Reserve must approve any dividends to be paid by First Chester in advance of the declaration or payment of the dividend.

Dividends may further be restricted if, in the opinion of the applicable regulatory authority, a bank or bank holding company under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the bank or bank holding company, could include the payment of dividends), such regulatory authority may require such bank or bank holding company to cease and desist from such practice, or to limit dividends in the future. Finally, the several regulatory authorities described herein may, from time to time, establish guidelines, issue policy statements and adopt regulations with respect to the maintenance of appropriate levels of capital by a bank or bank holding company under their jurisdiction. Compliance with the standards set forth in such policy statements, guidelines and regulations could limit the amount of dividends which First Chester and FNB may pay.

Capital Requirements

First Chester and FNB are both subject to minimum capital requirements and guidelines. Both the OCC and the Federal Reserve measure capital adequacy through a risk-based capital framework.

The Federal Reserve’s guidelines currently provide for a minimum total risk-based capital ratio of 8%, a minimum Tier 1 risk-based capital ratio of 4%, and a minimum ratio of Tier 1 capital to average total assets (leverage ratio) of 3% for bank holding companies that meet the Federal Reserve’s highest regulatory ratings for bank holding companies and 4% for other bank holding companies. The principal objective of the leverage ratio measure is to constrain the degree to which a bank holding company can leverage its equity capital base. Bank holding companies with supervisory, financial, operational or managerial weaknesses at the holding company or bank level, as well as those anticipating or experiencing significant growth at either level, are expected to maintain capital ratios well above these regulatory minimums. In addition, higher capital ratios may be required of any bank holding company when the Federal Reserve determines that such higher ratios are warranted. The Federal Reserve has not advised First Chester of any such higher ratios that would be applicable to First Chester. Failure to satisfy regulators that a bank holding company will comply fully with capital adequacy guidelines upon consummation of an acquisition may impede the ability of a bank holding company to consummate such acquisition, particularly if the acquisition involves payment of consideration other than common stock. In many cases, the regulatory agencies will not approve acquisitions by bank holding companies and banks unless their capital ratios are well above regulatory minimums.

A depository institution’s capital category depends upon its capital levels in relation to the various regulatory capital measures. Under OCC regulations, a national bank is considered to be in the “well capitalized” category if it has a total risk-based capital ratio of at least 10%, a Tier 1 risk-based capital ratio of at least 6%, and a leverage ratio of at least 5%, and if it is not subject to any formal regulatory action directing it to meet and maintain a specific capital level for any capital measure. The minimum ratio of total risk-based capital to risk-weighted assets (including certain off-balance sheet items, such as standby letters of credit) is 8%. National banks with capital ratios below those levels are placed in lower capital categories, and are subject to certain supervisory restrictions that become more severe as the bank’s capital category declines. These lower capital categories are “adequately capitalized,” “undercapitalized,” “significantly undercapitalized,” and “critically undercapitalized.” An institution may be placed in a lower capital category if it receives an unsatisfactory examination rating, is deemed to be in an unsafe or unsound condition, or engages in unsafe or unsound practices. Banks that are only “adequately capitalized” may not accept brokered deposits unless they receive a waiver from the FDIC, and banks that are “undercapitalized” and below may not accept brokered deposits at all.

In November 2009, FNB was advised that the OCC established higher minimum capital ratios for FNB than the “well capitalized” ratios generally applicable to banks under current regulations. In the case of FNB, the OCC established higher IMCRs requiring a Tier 1 leverage ratio of at least eight percent (8%), a Tier 1 risk-based capital ratio of at least ten percent (10%) and a total risk-based capital ratio of at least twelve percent (12%) which FNB was required to achieve by December 31, 2009. First Chester’s efforts to raise capital prior to the deadline ultimately resulted in the planned merger with Tower, which was announced on December 28, 2009. In addition, First Chester elected to reduce and subsequently suspend its cash dividends on its common stock beginning with the third quarter of 2009. These actions were taken to conserve capital.

Deposit Insurance Assessments

FNB is subject to deposit insurance assessments by the FDIC. The FDIC has developed a risk-based assessment system, under which the assessment rate for an insured depository institution varies according to its level of risk.

In 2006, the Federal Deposit Insurance Reform Act of 2005 increased FDIC premiums for all commercial banks. This legislation provided a one-time assessment credit for each insured bank. FNB’s assessment credit offset $416 thousand of the insurance premium expense in 2007 and $66 thousand in 2008, and was fully utilized in the first quarter of 2008. The increased premium did not indicate any change in the FDIC risk assessment for FNB. In 2008 and 2009, the FDIC adopted rules that increased FDIC premiums significantly for all banks for assessment periods beginning in the first quarter of 2009. In addition, the FDIC instituted a special assessment for all banks for the second quarter of 2009. FDIC Deposit Insurance expense for 2009 included approximately $673 thousand for this special assessment recorded in the second quarter of 2009. The increased premium as well as the special assessment caused FNB’s 2009 FDIC premiums and assessment expense to be significantly higher than 2008.

FDIC insurance expense was $2.4 million, $490 thousand and $87 thousand for the years 2009, 2008 and 2007, respectively.

Financial Holding Company Status and Financial Subsidiary Status

The Financial Services Modernization Act of 1999, also known as the Gramm-Leach-Bliley Act, or the GLBA, which became effective in 2000, eliminated many of the restrictions previously placed on the activities of banks and bank holding companies, allowing bank holding companies and national banks toparticipate in a wider array of financial activities, including certain activities that had previously been reserved only for insurance companies and securities firms. In addition, post-GLBA, a bank holding company can now affiliate with an insurance company and a securities firm. GLBA created two new types of entities: the “financial holding company” and the “financial subsidiary.”

Financial holding companies are bank holding companies that may engage in a wider variety of activities than those permissible for other bank holding companies. Financial holding companies may engage in any activity that is “financial in nature,” as determined by the Federal Reserve. Activities that the Federal Reserve has so determined include underwriting insurance or annuities, and dealing in securities.

In order for a bank holding company to qualify to become a financial holding company, all of the bank holding company’s depository institution subsidiaries must be “well capitalized” and “well managed” as determined by the depository institutions’ primary regulators. First Chester elected to become a financial holding company on August 5, 2001.

GLBA also allows national banks to use financial subsidiaries to engage in activities that are “financial in nature” that would otherwise not be permissible for the bank to engage in directly. In order to maintain financial subsidiaries, the national bank and all of its depository institution affiliates must be “well capitalized” and “well managed.” During 2000, First National Financial Advisory Services was formed as a wholly-owned subsidiary of FNB for the purpose of offering insurance, full service brokerage, financial planning and mutual fund services. FNB has elected to operate First National Financial Advisory Services as a financial subsidiary under GLBA.

Control Acquisitions

The Change in Bank Control Act prohibits a person or group of persons from acquiring “control” of a bank holding company, unless the Federal Reserve Board has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve, the acquisition of ten percent or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as First Chester, would, under the circumstances set forth in the presumption, constitute acquisition of control of the bank holding company.

In addition, as described above, under the BHC Act, the Federal Reserve must give its prior approval of any transaction pursuant to which any person or persons may acquire 25 percent (5 percent in the case of an acquirer that is a bank holding company) or more of any class of outstanding common stock of a bank holding company, such as First Chester, or otherwise obtaining control or a “controlling influence” over that bank holding company.

The USA Patriot Act

The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism of 2002, or the USA Patriot Act, gives the federal government powers to address terrorist threats through enhanced domestic security measures, expanded surveillance powers, increased information sharing, and broadened anti-money laundering requirements. Through amendments to the Bank Secrecy Act, the USA Patriot Act takes measures intended to encourage information sharing among bank regulatory agencies and law enforcement agencies. Among other requirements, the USA Patriot Act requires banks to establish anti-money laundering policies, to adopt procedures and controls to detect and report money laundering, and to comply with certain enhanced recordkeeping obligations and due diligence standards with respect to correspondent accounts of foreign banks.

Other Matters

Federal and state law also contains a wide variety of other provisions that affect the operations of First Chester and FNB, including, but not limited to, certain reporting and disclosure requirements; standards and guidelines for underwriting, account management and other aspects of lending activities; laws that prohibit discrimination; restrictions on establishing and closing branches; limitations on transactions with affiliates; restrictions on loans to insiders; and requirements relating to privacy and data security.

Effect of Governmental Policies

The earnings of FNB and, therefore, of First Chester, are affected not only by domestic and foreign economic conditions, but also by the monetary and fiscal policies of the United States and its agencies (particularly the Federal Reserve), foreign governments and other official agencies. The Federal Reserve can and does implement national monetary policy, such as the curbing of inflation and combating of recession, by its open market operations in United States government securities, control of the discount rate applicable to borrowings from the Federal Reserve and the establishment of reserve requirements against deposits and certain liabilities of depository institutions. The actions of the Federal Reserve influence the level of loans, investments and deposits and also affect interest rates charged on loans or paid on deposits. The nature and impact of future changes in monetary and fiscal policies are not predictable.

From time to time, various proposals are made in the United States Congress and the Pennsylvania legislature, and before various regulatory authorities, that would alter the powers of different types of banking organizations; remove restrictions on such organizations; and/or change the existing regulatory framework for banks, bank holding companies and other financial institutions. Recently, there have been numerous regulatory initiatives by the Congress, U.S. Department of the Treasury, FDIC, and the Federal Reserve Board to stabilize the financial markets. These governmental bodies continue to evaluate and develop programs designed, among other things, to stimulate the economy, restore confidence, and reverse or forestall declines in the housing markets. It is impossible to predict what the final form of any of such proposals will be and the impact, if any, of such adoption on the business of First Chester.

Properties of FNB

FNB owns eight properties that are not subject to any mortgages. In addition, FNB leases the Westtown-Thornbury, Exton, Frazer, Kendal at Longwood, Crosslands, Lima Estates, Granite Farms Estates, Hershey’s Mill, Bradford Plaza, Freedom Village, Oxford, Jennersville, Phoenixville, Royersford, Longwood (land lease), Downingtown, Mountville, Carlisle, Operations Center and other properties that FNB utilizes for loan processing operations. Set forth below is a listing of the primary banking offices presently operated by FNB.

Current Banking Offices / Use	Address	Date Acquired or Opened
Main Office / Branch and Corporate Headquarters*	9 North High Street West Chester, Pennsylvania	December 1863

Goshen / Branch*	Paoli Pike and Five Points Road West Goshen, Pennsylvania	September 1956

Kennett Square / Branch*	126 West Cypress Street Kennett Square, Pennsylvania	February 1987

Westtown-Thornbury / Branch	6 East Street Road West Chester, Pennsylvania	May 1994

Exton / Branch	1436 Pottstown Pike West Chester, Pennsylvania	August 1995

Frazer / Branch	309 Lancaster Avenue Frazer, Pennsylvania	August 1999

Kendal at Longwood / Branch	1109 E. Baltimore Pike Kennett Square, Pennsylvania	December 1999

Crosslands / Branch	1660 E. Street Road Kennett Square, Pennsylvania	December 1999

Lima Estates / Branch	411 North Middletown Road Media, Pennsylvania	December 1999

Granite Farms Estates / Branch	1343 West Baltimore Pike Wawa, Pennsylvania	December 1999

Lionville / Branch*	111 E. Uwchlan Avenue Uwchlan Township, Pennsylvania	December 2000

New Garden / Branch*	741 West Cypress Street Kennett Square, Pennsylvania	August 2001

Hershey’s Mill / Branch	1371 Boot Road West Chester, Pennsylvania	December 2001

Bradford Plaza / Branch	698 Downingtown Pike West Chester, Pennsylvania	September 2003

Current Banking Offices / Use	Address	Date Acquired or Opened
Freedom Village / Branch	15 Freedom Village Boulevard West Brandywine, Pennsylvania	July 2004

Oxford / Branch	275 Limestone Road Oxford, Pennsylvania	December 2004

Jennersville	849 West Baltimore Pike West Grove, Pennsylvania	January 2009

Phoenixville / Branch	700 Nutt Road Phoenixville, Pennsylvania	November 2006

Downingtown / Branch	99 Manor Avenue Downingtown, Pennsylvania	January 2008

Longwood / Branch**	100 Old Forge Lane Kennett Square, Pennsylvania	February 2008

Mountville / Branch and retail mortgage division headquarters	3840 Hempland Road Mountville, Pennsylvania	December 2008

Carlisle / Branch	417 Village Drive Carlisle, PA	December 2008

Market Street / Office Space and parking*	17 East Market Street West Chester, Pennsylvania	February 1978

Operations Center / Operations	202 Carter Drive West Chester, Pennsylvania	July 1988

Matlack Street / Training Branch*	887 South Matlack Street West Chester, Pennsylvania	September 1999

1 N. High Street / Office Space*	1 North High Street West Chester, Pennsylvania	February 2009

*	Indicates properties owned by FNB
**	The Longwood Branch land is leased. The building is owned by FNB.

First Chester Legal Proceedings

There are no material pending legal proceedings, other than ordinary routine litigation incidental to the business, to which First Chester, or any of its subsidiaries, is a party or of which any of their respective property is subject.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of First Chester – June 30, 2010

The following discussion is intended to further your understanding of First Chester’s consolidated financial condition and results of operations as of June 30, 2010, and should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this joint proxy statement/prospectus.

Overview

First Chester reported net income from continuing operations of $374 thousand and a net loss from continuing operations of $229 thousand for the three and six months ended June 30, 2010, respectively, as compared to a net loss from continuing operations of $2.9 million and $2.7 million for the three and six months ended June 30, 2009, respectively.

The following is an overview of key factors affecting First Chester’s June 30, 2010 results from continuing operations:

•

Net interest income from continuing operations decreased $743 thousand to $8.8 million for the three-month period ended June 30, 2010, and decreased $1.4 million to $17.0 million for the six month period ended June 30, 2010 as compared to the same period in 2009.

•	Professional fees increased $1.9 million and $3.1 million to $2.7 million and $4.5 million for the three and six months ending June 30, 2010, respectively.

•	Salaries and employee benefits decreased $1.4 million and $3.0 million to $3.5 million and $7.1 million for the three and six months ending June 30, 2010, respectively.

•	The provision for loan and lease losses decreased $5.0 million and $6.1 million to $132 thousand and $398 thousand for the three and six months ended June 30, 2010, respectively.

•	During the first quarter ended March 31, 2010, First Chester recorded a write-down on OREO of $1.3 million. There were no such write-downs during the six months ended June 30, 2009.

During the first quarter 2010, First Chester announced the potential sale of the AHB Division. Accordingly, assets related to mortgage banking operations have been reclassified to discontinued assets held for sale and the mortgage banking operations related to this segment have been reclassified, and are now reflected as discontinued operations. For information related to discontinued operations, see the section entitled “Discontinued Assets Held for Sale and Discontinued Operations” in the notes to consolidated financial statements for the quarter ended June 30, 2010, included elsewhere in this joint proxy statement/prospectus.

Critical Accounting Policies, Judgments and Estimates

First Chester’s accounting and reporting policies conform with GAAP and the general practices within the financial services industry. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Critical accounting estimates are necessary in the application of certain accounting policies and procedures, and are particularly susceptible to significant change. Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and could potentially result in materially different results under different assumptions and conditions. In addition to the information contained in the section entitled “Recent Accounting Pronouncements” in the notes to the accompanying consolidated financial statements for the quarter ended June 30, 2010 and the consolidated financial statements for year ended December 31, 2009, management of First Chester believes that the most critical accounting policies, which involve the most complex or subjective decisions or assessments, are as follows:

Discontinued Operations

In accordance with ASC 360-10-45, “Property, Plant and Equipment – Overall – Other Presentation Matters,” First Chester classifies the assets and liabilities of a business as held-for-sale when management approves and commits to a formal plan of sale and it is probable that the sale will be completed. The carrying value of the net assets of the business held-for-sale are then recorded at the lower of their carrying value or fair market value, less costs to sell, and First Chester ceases to record depreciation and amortization expense associated with assets held-for-sale.

In accordance with ASC 205-20-45, “Presentation of Financial Statements – Discontinued Operations – Other Presentation Matters,” the results of operations of a component of an entity that has either been disposed of, or is classified as held for sale, shall be reported in discontinued operations if both the operations and cash flows of the component have been, or will be, eliminated from ongoing operations of the entity as a result of the disposal transaction and the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

Other Assets

Other assets decreased $12.6 million during the first half of 2010 to $19.9 million at June 30, 2010. In 2010, First Chester received cash proceeds in full payment of an $8.7 million receivable recorded in other assets during the year ended December 31, 2009, which related to a former BOLI policy which FNB had surrendered in 2008. First Chester also received an income tax refund of $3.1 million during the second quarter 2010 which was recorded as a receivable in other assets at December 31, 2009.

Net Interest Income

Net interest income is the difference between interest income earned on interest-earning assets and interest expense paid on interest bearing liabilities. The following tables provide detail regarding First Chester’s average balances with corresponding interest income (on a tax-equivalent basis) and interest expense as well as yield and cost information for the periods presented. Management’s discussion and analysis of net interest income, interest income, and interest expense is based on aggregated amounts of continuing and discontinued operations.

	Three Months ended June 30,
	2010			2009
(Dollars in thousands)	Average Balance	Interest	Rate%	Average Balance	Interest	Rate%
ASSETS
Federal funds sold, interest-bearing deposits in banks and other overnight investments	$112,988	$71	0.25%	$16,019	17	0.41%
Investment securities:
Taxable	60,760	433	2.86%	87,642	934	4.28%
Tax-exempt (1)	3,338	44	5.32%	7,544	91	4.82%

Total investment securities	64,098	477	2.99%	95,186	1,025	4.32%
Loans held for sale	136,924	1,491	4.37%	267,299	3,095	4.64%
Loans and leases: (2)
Taxable	861,085	11,932	5.56%	924,294	13,112	5.69%
Tax-exempt (1)	14,602	207	5.68%	20,532	377	7.36%

Total loans and leases	875,687	12,139	5.56%	944,826	13,489	5.73%

Total interest-earning assets	1,189,697	14,178	4.78%	1,323,330	17,626	5.34%
Non-interest-earning assets
Allowance for loan and lease losses	(23,113)			(11,236)
Cash and due from banks	17,437			10,848
Other assets	38,893			47,004

Total assets	$1,222,914			$1,369,946

LIABILITIES AND EQUITY
Savings, NOW, and money market Deposits	$423,179	$648	0.61%	$437,316	1,040	0.95%
Certificates of deposit and other time	472,790	2,275	1.93%	429,948	2,843	2.65%

Total interest-bearing deposits	895,969	2,923	1.31%	867,264	3,883	1.80%
Subordinated debt	20,795	276	5.32%	19,436	252	5.20%
Federal Home Loan Bank advances and other borrowings	86,899	1,025	4.73%	228,188	1,617	2.84%

Total interest-bearing liabilities	1,003,663	4,224	1.69%	1,114,888	5,752	2.07%
Non-interest-bearing liabilities:
Non-interest-bearing demand deposits	149,987			149,078
Other liabilities	14,271			16,925

Total liabilities	1,167,921			1,280,891
Equity	54,993			89,055

Total liabilities and equity	$1,222,914			$1,369,946

Net interest income (tax equivalent) / margin on earning assets		$9,954	3.36%		11,874	3.60%
Less net interest income from discontinued operations (3)		1,111			2,218
Less tax equivalent adjustment		81			151
Net interest income from continuing operations		8,762			9,505

	Six Months ended June 30,
	2010			2009
(Dollars in thousands)	Average Balance	Interest	Rate%	Average Balance	Interest	Rate%
ASSETS
Federal funds sold, interest-bearing deposits in banks and other overnight investments	$147,619	192	0.26%	$21,238	44	0.42%
Investment securities:
Taxable	62,509	828	2.67%	94,732	2,087	4.44%
Tax-exempt (1)	3,705	96	5.21%	8,569	204	4.81%

Total investment securities	66,214	924	2.81%	103,301	2,291	4.47%
Loans held for sale	126,499	2,685	4.28%	209,291	4,939	4.76%
Loans and leases: (2)
Taxable	867,319	24,152	5.62%	921,975	26,062	5.70%
Tax-exempt (1)	14,714	429	5.89%	20,633	754	7.36%

Total loans and leases	882,033	24,581	5.62%	942,608	26,816	5.74%

Total interest-earning assets	1,222,365	28,382	4.68%	1,276,438	34,090	5.39%
Non-interest-earning assets
Allowance for loan and lease losses	(23,560)			(10,904)
Cash and due from banks	18,906			19,353
Other assets	48,629			54,057

Total assets	$1,266,340			$1,338,944

LIABILITIES AND EQUITY
Savings, NOW, and money market Deposits	$426,905	1,372	0.65%	$431,189	2,246	1.05%
Certificates of deposit and other time	482,165	4,812	2.01%	438,686	6,108	2.81%

Total interest-bearing deposits	909,070	6,184	1.37%	869,875	8,354	1.94%
Subordinated debt	20,795	547	5.30%	17,461	426	4.92%
Federal Home Loan Bank advances and other borrowings	115,876	2,488	4.33%	201,343	3,153	3.16%

Total interest-bearing liabilities	1,045,741	9,219	1.78%	1,088,679	11,933	2.21%
Non-interest-bearing liabilities:
Non-interest-bearing demand deposits	150,356			146,583
Other liabilities	14,637			15,667

Total liabilities	1,210,734			1,250,929
Equity	55,606			88,015

Total liabilities and equity	$1,266,340			$1,338,944

Net interest income (tax equivalent) / margin on earning assets		$19,163	3.16%		$22,157	3.50%
Net yield on interest-earning assets
Less net interest income from discontinued operations (3)		1,958			3,383
Less tax equivalent adjustment		169			308
Net interest income from continuing operations		17,036			18,466

(1)	The indicated income and annual rate are presented on a taxable equivalent basis using the federal marginal rate of 34% adjusted for the TEFRA 20% interest expense disallowance for all periods presented.
(2)	Non-accruing loans are included in the average balance.
(3)	Net interest income of the mortgage banking segment includes income from loans held for sale and imputed interest expense calculated using First Chester’s internal matched funds transfer pricing methodology.

Net interest income on a tax equivalent basis for the three month period ended June 30, 2010 was $10.0 million, a decrease of 16.2% from $11.9 million for the same period in 2009. Net interest income on a tax equivalent basis for the six month period ended June 30, 2010 was $19.2 million, a decrease of 13.5% from $22.2 million for the same period in 2009. The net yield on interest-earning assets, on a tax-equivalent basis, was 3.36% for the three month period ended June 30, 2010, compared to 3.60% for the same period in 2009, a decrease of 24 basis points (one basis point is equal to 1/100 of a percent). For the six month period ended June 30, 2010, the net yield on interest earning assets decreased 34 basis points to 3.16% from 3.50% during the same period in 2009.

The yield earned on average interest-earning assets was 4.78% for the three month period ended June 30, 2010, compared to 5.34% for the same period in 2009, a decrease of 56 basis points. For the six month period ended June 30, 2010, the yield earned on interest earning assets decreased 71 basis points to 4.68% from 5.39% during the same period in 2009.

Average interest-earning assets decreased approximately $133.6 million or 10.1% to $1.190 billion for the three months ended June 30, 2010 from $1.323 billion in the same period last year. The decrease in average interest-earning assets for the three month period ended June 30, 2010 was the result of a $130.4 million decrease in loans held for sale, a $69.1 million decrease in average total loans and leases, and a decrease of $31.1 million in investment securities available for sale. These decreases were partially offset by a $97.0 million increase in average Federal funds sold and interest bearing deposits in banks balance.

Average interest-earning assets decreased approximately $54.1 million or 4.2% to $1.222 billion for the six months ended June 30, 2010 from $1.276 billion in the same period last year. The decrease in average interest-earning assets for the six month period ended June 30, 2010 was the result of a $82.8 million decrease in loans held for sale, a $60.6 million decrease in average total loans and leases, and a decrease of $37.1 million in investment securities available for sale. These decreases were partially offset by a $126.4 million increase in average Federal funds sold and interest bearing deposits in banks balance.

Average interest-bearing liabilities decreased approximately $111.2 million or 10.0% to $1.004 billion for the three months ended June 30, 2010, from $1.115 billion in the same period in 2009. The decrease in average interest-bearing liabilities for the three month period was the result of a $141.3 million decrease in FHLB advances and other borrowings, offset by an increase of $28.7 million in interest-bearing deposits.

Average interest-bearing liabilities decreased approximately $42.9 million or 3.9% to $1.046 billion for the six months ended June 30, 2010, from $1.089 billion in the same period in 2009. The decrease in average interest-bearing liabilities for the six month period was the result of an $85.5 million decrease in FHLB advances and other borrowings, offset by an increase of $39.2 million in interest-bearing deposits.

Interest Income

Interest income on a tax-equivalent basis decreased $3.4 million to $14.2 million for the three months ended June 30, 2010 from the same period in 2009. For the six month period ended June 30, 2010, interest income on a tax-equivalent basis decreased $5.7 million to $28.4 million.

On a tax equivalent basis, interest income on investment securities decreased by 53.5% or $548 thousand to $477 thousand for the three month period ended June 30, 2010 compared to the same period in 2009. For the six month period ended June 30, 2010, interest income on investment securities decreased 59.7% or approximately $1.4 million to $924 thousand when compared to the same period in 2009. The decrease reflects sales, amortizations, maturities, and called securities net of purchases over the year ended 2009 and the first half of 2010. Except for the required purchase of $0.7 million of Federal Reserve Bank stock in the first quarter of 2010, no investment securities have been purchased or sold during the first six months of 2010. During the fourth quarter 2009, $52.8 million of securities were sold and $41.2 million of securities were purchased. These actions were taken primarily to reduce the level of risk weighted assets to assist FNB in satisfying the IMCRs and shorten the duration of the investment portfolio to help mitigate the risk of rising interest rates. Matured and called securities as well as principal payments on mortgage-backed securities totaled $21.5 million during the first six months of 2010.

Interest income on loans held for sale decreased $1.6 million to $1.5 million during the three month period ended June 30, 2010. For the six month period ended June 30, 2010, interest income on loans held for sale decreased $2.3 million to $2.7 million. These decreases were due to a significant decrease in the average loans held for sale balance. Average loans held for sale for the three and six months periods ended June 30, 2010 were $136.9 million and $126.5 million as compared to approximately $267.3 million and $209.3 million for the same periods in 2009.

Interest income on loans, on a tax equivalent basis, generated by First Chester’s loan portfolio decreased 10.0% or $1.4 million to $12.1 million for the three month period ended June 30, 2010 compared to $13.5 million for the three months ended June 30, 2009. For the six month period ended June 30, 2010, interest income on loans, on a tax equivalent basis, decreased 8.3% or $2.2 million when compared to the same period in 2009. These decreases in interest income for the three and six month periods ended June 30, 2010 were primarily due to a $69.1 million or 7.3% decrease in average loans outstanding for the three month period and a $60.6 million or 6.4% decrease in average loans outstanding for the six month period as compared to the same periods in 2009. These decreases in average loan balances were primarily due to a $52.5 million loan sale to Tower in the fourth quarter 2009, lack of organic loan growth, as well as significant fourth quarter 2009 charge-offs. In addition to the impact from the decrease in average loan balances, there was also a decrease in the tax equivalent yield earned on average loans outstanding, which decreased by 17 and 12 basis points to 5.56% and 5.62% for the three and six month periods ended June 30, 2010 from 5.73% and 5.74% for the same periods in 2009.

Interest Expense

Interest expense on deposit accounts decreased by approximately $960 thousand or 24.7% to $2.9 million for the three month period ended June 30, 2010 from $3.9 million for the same period in 2009. Interest expense on deposit accounts decreased approximately $2.2 million or 26.0% to $6.2 million for the six months ended June 30, 2010 compared to the same period in 2009. The decreases for the three and six month periods were primarily due to a decrease in the average interest rates paid on interest-bearing deposits. The average rate paid for the three month period in 2010 was 1.31%, a 49 basis point decrease from 1.80% in 2009. The average rate paid for the six month period in 2010 was 1.37%, a 57 basis point decrease from 1.94% in 2009. The impact from rate decreases was partially offset by increases in average interest-bearing deposit balances. These balances increased $28.7 million for the three month period to $896.0 million in 2010 from $867.3 million in 2009. These balances increased $39.2 million for the six month period to $909.1 million in 2010 from $869.9 million in 2009. The increase in average interest-bearing deposit balances was primarily due to a fourth quarter 2009 CD promotion which was undertaken to increase liquidity and lengthen the maturities of liabilities supporting earning assets to help mitigate the risk of rising interest rates.

Interest expense on FHLB and other borrowings decreased $592 thousand or 36.6% to $1.0 million for the three month period ended June 30, 2010 from the same period in 2009. Interest expense on FHLB and other borrowings for the six months ended June 30, 2010 decreased approximately $665 thousand or 21.1% to $2.5 million from $3.2 million in 2009. These decreases in interest expense were primarily due to decreases in the average balances of these funding sources in 2010 as compared to 2009. The average balance of FHLB and other borrowings for the three months ended June 30, 2010 decreased by 61.9% or $141.3 million between the two periods. Average balances of these funding sources for the six month period decreased 42.4% or $85.5 million between the two periods. During the first six months of 2009 other borrowings were increased to fund the growth of the mortgages held for sale portfolio as mortgage refinancing demand was high. The mortgages held for sale portfolio declined through the second half of 2009 and the other borrowing balances were reduced. With the increase in time deposits in the fourth quarter 2009, due to promotional efforts, and the further reduction in the mortgages held for sale portfolio in 2010, $42.5 million in FHLB advances that matured during the first quarter of 2010 were not replaced. Further, in the second quarter of 2010, $56.7 million of FHLB advances were prepaid to reduce the size of the balance sheet and help improve FNB’s Tier 1 Leverage capital ratio. Partly offsetting these decreases was a $26.0 million loan from Tower in the fourth quarter 2009.

Asset Quality and Allowance for Loan and Lease Losses

Allowance and provision for loan and lease losses

Management believes that the allowance for loan and lease losses is adequate. The determination for this allowance requires significant judgment, and estimates of probable losses in the loan and lease portfolio can vary significantly from the amounts actually observed. While management uses available information to recognize probable losses, future additions to the allowance may be necessary based on changes in the credits comprising the portfolio and changes in the financial condition of borrowers. In addition, regulatory agencies, as an integral part of their examination process, and independent consultants engaged by First Chester, periodically review the loan and lease portfolio and the allowance. Such reviews may result in adjustments to the provision based upon their analysis of the information available at the time of each examination. During 2010, there were no major changes in estimation methods that affected the allowance methodology from the prior year.

First Chester makes provisions for loan and lease losses in amounts necessary to maintain the allowance at an appropriate level, as established by use of the allowance methodology and by management review and judgment. The allowance for loans and lease losses decreased $1.7 million to $21.5 million at June 30, 2010, as compared to December 31, 2009. The allowance for loan and lease losses as a percentage of non-performing loans decreased to 38.71%, as compared to 55.07% at December 31, 2009 as total non-performing loans increased $13.5 million during the first half of 2010. During the three and six month periods ended June 30, 2010, First Chester recorded a $132 thousand and $398 thousand provision for loan and lease losses as compared to $5.1 million and $6.5 million for the same periods in 2009.

The decrease in the June 30, 2010 required allowance for loan losses, as compared to December 31, 2009, can be attributed to the following factors:

•

First Chester’s total loan and lease balances decreased $34.4 million at June 30, 2010 as compared to December 31, 2009. The decrease in loan balance is primarily due to $2.3 million in net charge-offs and loans which have paid off during the six months ended June 30, 2010. This decrease had a direct effect in reducing the amount of required allowance for loan and lease as of June 30, 2010. However, several other variables also contribute to the amount of required reserves as described below.

•

When loan losses are confirmed, First Chester reduces the allowance for loan and lease losses through the recording of a charge-off. For the six months ended June 30, 2010, First Chester recorded $2.5 million in gross charge-offs. Several of these charge-offs were related to loans that were impaired at December 31, 2009. These loans had approximately $1.8 million of allocated specific reserves at December 31, 2009. These specific reserves were created through charges to the provision for loan and lease losses during 2009. These charge offs increased the reserve factors within the allowance calculation however, these increases were more than offset by the reduction in specific reserves.

•

In July 2010, a $2.3 million impaired commercial real estate loan paid off in full. This loan had an allocated specific reserve of approximately $1.0 million at December 31, 2009. Because the borrower had a contract for re-financing with another lender, management determined that this specific reserve was no longer needed in the calculation of the June 30, 2010 required allowance for loan and lease losses; however the $2.3 million loan balance continued to be classified as an impaired loan until payment was received in July 2010.

•	Several commercial real estate loans migrated from First Chester’s internal substandard pool classification to an impaired loan classification during the first six months of 2010. The required reserve for substandard loans is evaluated based on the historical loss experience, adjusted for current conditions, for similar pools of loans. If an individually analyzed loan is determined to be impaired, reserves are specifically allocated in accordance with applicable accounting guidance, and not as part of a pool. In some cases, management’s review of these loans resulted in a nominal specific reserve based on supporting evidence that there was sufficient collateral to support the loan balance. For several of these newly impaired loans at June 30, 2010 specific reserves were often less than the December 31, 2009 reserves calculated based on the substandard pool classification.

Net charge-offs

Net charge-offs for the three and six month periods ended June 30, 2010 were $1.2 million and $2.3 million, respectively, compared to $820 thousand and $1.1 million of net charge-offs during the same periods in 2009. The increase in charge-offs reflects the deterioration of economic conditions and resulting failure of businesses, devaluation of collateral values and negative impact on consumers’ ability to service debt. A significant portion of loans charged-off in the three and six months ended June 30, 2010 related to loans that had been evaluated and deemed impaired at December 31, 2009. Specific reserves allocated to loans charged-off during the six months ended June 30, 2010 were approximately $1.8 million at December 31, 2009.

The following chart presents an analysis of the Allowance for Loan and Lease Losses:

	Three Months Ended June 30,		Six Months Ended June 30,
Dollars in thousands	2010	2009	2010	2009
Balance at beginning of period	$22,464	$11,263	$23,217	$10,335

Provision charged to operating expense	132	5,084	398	6,471
Recoveries of loans previously charged-off	141	104	278	249
Loans charged-off	(1,303)	(924)	(2,529)	(1,366)

Net loan charge-offs	(1,162)	(820)	(2,251)	(1,117)

Allowance other adjustment (1)	100	1	170	(161)

Balance at end of period	$21,534	$15,528	$21,534	$15,528

Period-end loans outstanding	$867,478	$947,914	$867,478	$947,914
Average loans outstanding	$875,687	$944,826	$882,033	$942,608
Allowance for loan and lease losses as a percentage of period-end loans outstanding	2.48%	1.64%	2.48%	1.64%
Net charge-offs to average loans outstanding	0.13%	0.09%	0.26%	0.12%

(1)	The “Allowance other adjustment” represents the reclassification of an allowance for probable losses on unfunded loans and unused lines of credit. These loans and lines of credit, although unfunded, have been committed to by First Chester.

Non-performing assets

Non-performing assets include those loans on non-accrual status, loans past due 90 days or more and still accruing, troubled debt restructurings and other loans deemed impaired and other real estate owned. Non-performing loans are generally collateralized and are in the process of collection. The percentage of non-performing loans to gross loans was 6.41% at June 30, 2010, compared to 4.67% at December 31, 2009. The non-accrual loan and lease balance at June 30, 2010 was $37.0 million, compared to $27.6 million at December 31, 2009.

Non-accrual loan and leases

Loans are generally placed on non-accrual when the loan becomes 90 days delinquent at which time all accrued but unpaid interest is reversed. Interest income is no longer accrued on such assets and any future payments are applied as a reduction in the principal balance of the loan. All non-accrual loans are considered impaired assets and are evaluated individually for required specific reserves. The approximate gross interest income that would have been recorded for the three and six months ending June 30, 2010 if the $37.0 million in non-accrual loans had been current in accordance with their original terms was approximately $533 thousand and $859 thousand, respectively. The actual amount of interest income included in net income for the three and six months ending June 30, 2010 on these loans was $2 thousand and $35 thousand, respectively relating to interest received prior to loans being placed on non accrual status.

Restructured and other impaired loans

Through negotiations with a borrower, First Chester may restructure a loan prior to the completion of its contractual term. Modification of a loan’s terms constitutes a troubled debt restructuring, or TDR, if First Chester for economic or legal reasons related to the borrower’s financial difficulties grants a concession that First Chester would not otherwise consider. Not all modifications of loan terms automatically result in a TDR. At June 30, 2010, First Chester had $18.6 million in restructured and other impaired loans of which $6.7 million are considered by management to be TDRs. At June 30, 2010, these TDRs continue to perform under their re-negotiated terms and remain on accrual status. At June 30, 2010, $5.5 million in TDRs were attributable to various loans to one commercial real estate borrower.

The remaining $11.9 million is comprised of loans which management has reviewed individually and believes the borrower’s financial performance and/or a shortfall in the value of collateral securing the loan provide enough evidence to deem the loan impaired. These other impaired loans were performing under their original contractual terms as of June 30, 2010.

Potential Problem Loans

As a recurring part of its portfolio management program, First Chester identified approximately $42.2 million in potential problem loans at June 30, 2010, compared to $54.1 million at December 31, 2009. Potential problem loans are loans that are currently performing, but where the borrower’s operating performance or other relevant factors could result in potential credit problems, and are typically classified by First Chester’s loan rating system as “substandard.” At June 30, 2010, potential problem loans primarily consisted of commercial loans and commercial real estate. There can be no assurance that additional loans will not become nonperforming, require restructuring, or require increased provision for loan losses.

Other real estate owned

OREO represents property owned by First Chester following default by the borrowers. OREO property acquired through foreclosure is initially transferred at fair value based on an appraised value less estimated cost to dispose. Adjustments are subsequently made to mark the property below this amount if circumstances warrant. Losses arising from foreclosure transactions are charged against the allowance for loan losses. Costs to maintain real estate owned and any subsequent gains or losses are included in First Chester’s consolidated statements of operations. The total OREO balance at June 30, 2010 was $1.4 million, as compared to $3.7 million at December 31, 2009, and was comprised primarily of 1-4 family residential properties. In June 2010, First Chester sold eight other real estate owned properties to one buyer. A charge of $1.3 million was recorded during the first quarter 2010 to reduce the carrying amount of these assets to an amount that reflects the realizable value of these properties based on the actual sales price.

The following chart presents detailed information regarding non-performing loans and leases and OREO:

	June 30,		December 31, 2009
(Dollars in thousands)	2010	2009
Past due over 90 days and still accruing	$—	$686	$530
Non-accrual loans and leases (1)	36,985	19,111	27,581
Restructured and other impaired loans	18,644	7,015	14,046

Total non-performing loans and leases	55,629	26,812	42,157
Other real estate owned	1,414	1,592	3,692

Total non-performing assets	$57,043	$28,404	$45,849

Non-performing loans and leases as a percentage of total loans and leases	6.41%	2.83%	4.67%
Allowance for loan and lease losses as a percentage of non-performing loans and leases	38.71%	57.91%	55.07%
Non-performing assets as a percentage of total loans and other real estate owned	6.57%	2.99%	5.06%
Allowance for loan and lease losses as a percentage of non-performing assets	37.75%	54.67%	50.64%

(1)	Generally, FNB places a loan or lease in non-accrual status when principal or interest has been in default for a period of 90 days or more unless the loan is both well secured and in the process of collection.

First Chester identifies a loan as impaired when it is probable that interest and/or principal will not be collected according to the contractual terms of the loan agreement. ASC 310-10-35, “Receivables,” requires First Chester to individually examine loans where it is probable that it will be unable to collect all contractual interest and principal payments according to the contractual terms of the loan agreement and assess for impairment. The average recorded investment in the June 30, 2010 and December 31, 2009 impaired loans was $56.8 million and $25.2 million, respectively. For the three and six months ending June 30, 2010, interest income recognized during the time within the period that the loans were impaired was $240 thousand and $469 thousand, respectively.

The following charts present additional information about impaired loans and lease balances as of June 30, 2010 and December 31, 2009:

June 30, 2010

(Dollars in thousands)	Loan Balance	Impaired Loan Balance	Number of Impaired Loans	Specific Allowance on Impaired Loans
Commercial loans	$312,533	$18,215	54	$2,615
Real estate – commercial	258,350	19,198	15	2,203
Real estate – commercial construction	56,629	13,242	12	286
Real estate – residential	93,715	2,524	9	826
Real estate – residential construction	31,695	844	2	348
Consumer loans	113,531	1,517	37	262
Lease financing receivables	1,025	89	3	89

Totals	$867,478	$55,629	132	$6,629

December 31, 2009

(Dollars in thousands)	Loan Balance	Impaired Loan Balance	Number of Impaired Loans	Specific Allowance on Impaired Loans
Commercial loans	$334,286	$13,269	35	$1,029
Real estate – commercial	261,643	12,071	11	3,637
Real estate – commercial construction	66,204	8,786	8	135
Real estate – residential	88,024	2,601	7	644
Real estate – residential construction	29,387	2,137	7	874
Consumer loans	120,767	2,596	42	1,148
Lease financing receivables	1,578	167	8	55

Totals	$901,889	$41,627	118	$7,522

Non-Interest Income

Total non-interest income from continuing operations decreased $243 thousand to $2.5 million for the three months ended June 30, 2010, compared to $2.7 million for the same period in 2009. Total non-interest income from continuing operations decreased $1.7 million to $3.5 million for the six months ended June 30, 2010, compared to $5.2 million for the same period in 2009.

In June 2010, First Chester sold eight other real estate owned properties to one buyer. A charge of $1.3 million was recorded during the first quarter 2010 to reduce the carrying amount of these assets to an amount that reflects the realizable value of these properties based on the actual sales price.

Non-Interest Expense

Total non-interest expense decreased $99 thousand to $10.7 million for the three-month period ended June 30, 2010, compared to $10.8 million during the same period in 2009. Total non-interest expense decreased $295 thousand to $20.4 million for the six months ended June 30, 2010, from $20.7 million during the same period in 2009.

Salaries and employee benefits decreased $1.4 million to $3.5 million for the three month period ended June 30, 2010, compared to the same period in 2009. Salaries and employee benefits decreased $3.0 million to $7.1 million for the six month period ended June 30, 2010 compared to the same period in 2009. The primary driver of this reduction was the fourth quarter 2009 reduction in force.

FDIC insurance expense decreased $392 thousand to $670 thousand for the three month period ended June 30, 2010 compared to the same period in 2009. FDIC insurance expense decreased $135 thousand to $1.3 million for the six month period ended June 30, 2010 compared to the same period in 2009. The primary driver of this reduction was due to the one time special FDIC payment that the corporation paid in the second quarter of 2009 of approximately $673 thousand.

Marketing expense decreased $295 thousand to $151 thousand for the three month period ended June 30, 2010, compared to the same period in 2009. Marketing expense decreased $244 thousand to $376 thousand for the six month period ended June 30, 2010, compared to the same period in 2009. The primary driver of this reduction was due to several special deposit campaigns that First Chester had during 2009.

Offsetting these decreases, professional services expense increased $1.9 million to $2.7 million for the three month period ended June 30, 2010 from $832 thousand for the same period in 2009. Professional services expense increased $3.1 million to $4.5 million for the six month period ended June 30, 2010 from $1.4 million for the same period in 2009. The increases were primarily due to the increased legal, audit and consulting fees related to the merger with Tower and the restatement of 2009 SEC filings.

Other non-interest expense increased $420 thousand to $1.4 million for the three month period ended June 30, 2010 from $1.0 million for the same period in 2009. Other non-interest expense increased $387 thousand to $2.3 million for the six month period ended June 30, 2010 from $1.9 million for the same period in 2009. The increases were primarily due to pre-payment penalties that First Chester paid in conjunction with the early payoff of certain FHLB borrowings in 2009.

Income Taxes

First Chester has not recorded an income tax benefit for its net operating loss for the six month period ended June 30, 2010. At June 30, 2010, the valuation allowance against First Chester’s deferred tax asset increased to $8.4 million from $7.5 million at December 31. 2009. The valuation allowance is recorded against a portion of First Chester’s deferred tax assets after concluding that it was more likely than not that a portion of the deferred tax asset would not be realized. In evaluating the ability to recover First Chester’s deferred tax assets, management considers all available positive and negative evidence regarding the ultimate realizability of its deferred tax assets including past operating results and First Chester’s forecast of future taxable income. In addition, general uncertainty surrounding the future economic and business conditions have increased the likelihood of volatility in First Chester’s future earnings. First Chester has concluded and recorded a valuation allowance against its deferred tax asset, except for amounts available for carry back claims.

Liquidity Management and Interest Rate Sensitivity

Liquidity Management

The objective of liquidity management is to ensure the availability of sufficient cash flows to meet all financial commitments. Liquidity management addresses First Chester’s ability to meet deposit withdrawals either on demand or at contractual maturity, to repay borrowings as they mature and to make new loans and investments as opportunities arise. Liquidity is managed on a daily basis enabling management to monitor changes in liquidity and to react accordingly to fluctuations in market conditions. The primary sources of liquidity for First Chester are funding available from the growth of the existing deposit base, new deposits and cash flow from the investment and loan portfolios. First Chester considers funds from such sources to comprise its “core” funding sources because of the historical stability of such sources of funds. Additional liquidity comes from First Chester’s credit facilities. Other deposit sources include a tiered savings product and certificates of deposit in excess of $100,000. Details of core deposits, non-interest bearing demand deposit accounts, and other deposit sources are highlighted in the following table and include aggregated amounts from both continuing and discontinued operations:

	For the Six Months Ended June 30, 2010		For the Year Ended December 31, 2009
(Dollars in thousands)	Average Balance	Effective Yield	Average Balance	Effective Yield
DEPOSIT TYPE
NOW Accounts	$224,700	0.42%	$193,760	0.78%
Money Market	112,024	1.07%	158,668	1.17%
Statement Savings	38,949	0.43%	40,198	0.55%
Other Savings	2,215	0.88%	1,946	0.96%
Tiered Savings	49,017	0.89%	46,650	1.05%

Total NOW Savings, and Money Market	426,905	0.65%	441,222	0.93%
CDs Less than $100,000	274,743	1.99%	276,274	2.55%
CDs Greater than $100,000	207,422	2.05%	152,891	2.66%

Total CDs	482,165	2.01%	429,165	2.59%
Total Interest Bearing Deposits	909,070	1.37%	870,387	1.75%
Non-Interest Bearing Demand Deposits	150,356	—	149,967	—

Total Deposits	$1,059,426		$1,020,354

FNB maintains several credit facilities with the FHLB as well as the Federal Reserve and other banking institutions. During the second quarter of 2010, average FHLB advances were $58.5 million and consisted of term advances with a variety of maturities. The average interest rate on these advances was 3.84%. FNB currently has a maximum borrowing capacity with FHLB of $60.0 million. FHLB advances are collateralized by a pledge on FNB’s portfolio of certain mortgage loans and a lien on FNB’s FHLB stock. In addition, FNB has backup line of credit available from other financial institutions, as well as the Federal Reserve, totaling approximately $186.9 million. Federal Reserve borrowings are collateralized by a pledge on certain commercial and commercial real estate loans and a lien on FNB’s Federal Reserve stock.

As part of its holding company cash management strategy, First Chester deferred its regularly scheduled interest payments on its outstanding junior subordinated notes relating to its $20.9 million of trust preferred securities beginning with the regularly scheduled quarterly interest payments that would otherwise have been made in September 2010. The terms of the junior subordinated notes and the related trust indentures allow First Chester to defer such payments of interest for up to 20 consecutive quarterly periods without default. During the deferral period, the respective trusts will suspend the declaration and payment of dividends on the trust preferred securities. During the deferral period, First Chester may not, among other things and with limited exceptions, pay cash dividends on or repurchase its common stock nor make any payment on outstanding debt obligations that rank equally with or junior to the junior subordinated notes. First Chester expects that the deferral of interest on the junior subordinated notes will preserve approximately $270 thousand per quarter based upon the interest payments completed during the first and second quarters of 2010.

Interest Rate Sensitivity

The goal of interest rate sensitivity management is to avoid fluctuating net interest margins, and to enhance consistent growth of net interest income through periods of changing interest rates. Such sensitivity is measured as the difference in the volume of assets and liabilities in the existing portfolio that are subject to repricing in a future time period. First Chester’s net interest rate sensitivity gap within one year including assets and liabilities of discontinued operations is a negative $175.2 million or 15.0% of total assets at June 30, 2010. First Chester’s gap position is one tool used to evaluate interest rate risk and the stability of net interest margins. Another tool that management uses to evaluate interest rate risk is a computer simulation model that assesses the impact of changes in interest rates on net interest income under various interest rate forecasts and scenarios. Management has set acceptable limits of risk within its Asset Liability Committee, or ALCO, policy and monitors the results of the simulations against these limits quarterly. As of the most recent quarter-end, results are within policy limits and indicate an acceptable level of interest rate risk, except rate simulations quantifying the impact of an interest rate decline of 100 basis points or more. Given the historically low interest rate levels FNB is currently operating in, management believes it is unlikely interest rates would decline 100 basis points or more in the future. Management monitors interest rate risk as a regular part of corporate operations with the intention of maintaining a stable net interest margin. The following table presents First Chester’s interest rate sensitivity analysis as of June 30, 2010 and includes aggregated amounts from both continuing and discontinued operations:

(Dollars in thousands)	Within one year (1)	Two through five years (1)	Over five Years (1)	Non-rate Sensitive (1)	Total (1)
ASSETS
Federal funds sold and overnight investments	$806	$—	$—	$—	$806
Investment securities	28,407	13,578	20,816	—	62,801
Interest bearing deposits in banks	23,638	—	—	—	23,638
Loans held for sale	166,818	—	—	—	166,818
Net loans and leases	343,115	359,188	165,175	(21,534)	845,944
Cash and due from banks	—	—	—	19,306	19,306
Premises and equipment	—	—	—	21,396	21,396
Other assets	—	—	—	27,161	27,161

Total assets	$562,784	$372,766	$185,991	$46,329	$1,167,870

(Dollars in thousands)	Within one year (1)	Two through five years (1)	Over five Years (1)	Non-rate Sensitive (1)	Total (1)
LIABILITIES AND CAPITAL
Non-interest bearing deposits	$—	$—	$—	$161,760	$161,760
Interest bearing deposits	661,947	165,007	3,253	—	830,207
FHLB advances and other Borrowings	60,543	20,297	2,462	—	83,302
Subordinated debentures	15,465	—	5,330	—	20,795
Other liabilities	—	—	—	16,254	16,254
Capital	—	—	—	55,552	55,552

Total liabilities & capital	$737,955	$185,304	$11,045	$233,566	$1,167,870

Net interest rate sensitivity gap	$(175,171)	$187,462	$174,946	$(187,237)

Cumulative interest rate sensitivity gap	$(175,171)	$12,291	$187,237	$—

Cumulative interest rate sensitivity gap divided by total assets	(15.0)%	1.1%	16.0%

(1)	Amounts above are shown consolidated and do not exclude the balances related to the mortgage banking division’s discontinued operations. Presentation with the exclusion of these balance sheet amounts was deemed not meaningful by management.

The nature of First Chester’s current operations is such that it is not subject to foreign currency exchange or commodity price risk. However, FNB is subject to interest rate risk with respect to its mortgage banking division. When FNB contractually commits with a customer to an interest rate on a residential mortgage loan that it intends to sell, FNB may be at risk that the value of the loan, when ultimately sold, will be less than par. To hedge this risk, FNB enters into a derivative contract, primarily consisting of forward loan sale commitments. Additionally, First Chester’s liquidity planning takes into account current risks in its mortgage banking operations. FNB sells residential mortgage loans to various secondary market investors under several agreements. In the event FNB breaches certain requirements within these agreements, the investors have the ability to suspend or terminate the agreements. A suspension or termination could expose FNB to interest rate and liquidity risk, and also limit its ability to manage its balance sheet size and maintain compliance with regulatory capital guidelines. Prior to filing this report, FNB was in default under these agreements due to First Chester’s failure to file its audited financial statements within the specified timeframe and FNB’s failure to satisfy the IMCRs. FNB will continue to be in default under certain agreements due to the inclusion of a “going concern” explanatory paragraph in the auditors’ report regarding the consolidated financial statements. To date, two of the investors under these agreements have terminated their agreements with FNB. Additionally, other investors, to whom FNB sells nearly 88% of its loan production, have verbally indicated that although FNB is in breach of the above mentioned requirements, they will forebear the defaults for an unspecified period of time.

First Chester management expects that subsequent to the sale of the AHB Division and its mortgage origination platform, the liquidity of FNB will increase as the existing loans in the warehouse and the pipeline are processed and sold. First Chester management further expects to reinvest the proceeds from these sales in short-term investments and in loans to customers.

Capital Adequacy

First Chester is subject to Risk-Based Capital Guidelines adopted by the Federal Reserve for bank holding companies. FNB is also subject to similar capital requirements adopted by the OCC. Under these requirements, the regulatory agencies have set minimum capital ratio thresholds. To be considered “well capitalized” banks must generally maintain a Tier I leverage ratio of at least 5%, a Tier 1 risk-based capital ratio of at least 6% and a total risked-based capital ratio of at least 10%. During the fourth quarter of 2009, the OCC advised management that they had established IMCRs for FNB thereby requiring FNB to maintain its Tier 1 leverage ratio at not less than 8%, its Tier 1 risk-based capital ratio at not less than 10% and its total risk-based capital ratio at not less than 12%. FNB was required to achieve these new higher levels by December 31, 2009.

First Chester’s efforts to raise capital before the OCC’s deadline consummated in the merger agreement with Tower. As part of the merger agreement, Graystone Tower Bank increased First Chester’s loan from $4 million, which was entered into on November 20, 2009, to up to a maximum of $26 million. First Chester used the increased proceeds to make a capital contribution to FNB in an effort to satisfy the capital requirements established by the OCC. The loan, as modified, is a non-revolving one year term loan bearing interest at the rate of 6% per annum, and is secured by a pledge of all of the common stock of FNB. Additionally, under the merger agreement, Graystone Tower Bank purchased $52.5 million in first lien residential real estate and commercial loan participations at a 1.5% discount in an effort to assist FNB in satisfying the IMCRs.

As set forth in the table below, as of June 30, 2010, FNB met the IMCR thresholds for all capital ratios, but as of December 31, 2009 FNB was below the IMCR thresholds for Tier 1 leverage and total risk-based capital. First Chester’s and FNB’s risk-based capital ratios, shown below, have been computed in accordance with regulatory accounting policies.

	June 30, 2010	December 31, 2009	Current Requirements to remain “Well Capitalized” (*)
First Chester
Leverage Ratio	6.03%	5.71%	N/A
Tier I Capital Ratio	8.09%	7.79%	N/A
Total Risk-Based Capital Ratio	9.61%	9.16%	N/A
FNB
Leverage Ratio	8.40%	7.68%	8.00%
Tier I Capital Ratio	11.27%	10.47%	10.00%
Total Risk-Based Capital Ratio	12.54%	11.74%	12.00%

(*)	Ratios imposed by the OCC under the IMCRs.

Regulatory Matters

On October 16, 2009, the board of directors of FNB entered into an MOU with the OCC. An MOU with regulatory authorities is an informal action that is not published or publicly available and that is used when circumstances warrant a milder form of action than a formal supervisory action, such as a formal written agreement or order. Among other things, under the MOU, FNB has agreed to address the following matters:

•	Develop a comprehensive three-year capital plan;

•	Take action to protect criticized assets and adopt and implement a program to eliminate the basis of criticism of such assets;

•	Establish an effective program that provides for early problem loan identification and a formal plan to proactively manage those assets;

•	Review the adequacy of FNB’s information technology activities and Bank Secrecy Act compliance and approve written programs of policies and procedures to provide for compliance; and

•	Establish a Compliance Committee of FNB’s board of directors to monitor and coordinate FNB’s adherence to the provisions of the MOU.

The FNB board of directors and management have already initiated corrective actions to comply with the provisions of the MOU.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of First Chester – December 31, 2009

The following discussion is intended to further your understanding of First Chester’s consolidated financial condition and results of operations as of December 31, 2009, and should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this proxy statement/prospectus.

Overview

Prior to January 1, 2010, First Chester’s business was conducted through two primary segments, community banking and mortgage banking. During the first quarter 2010, First Chester announced the potential sale of the AHB Division, which makes up First Chester’s mortgage banking segment. Accordingly, the mortgage banking operations related to this segment have been reclassified, and are now presented as discontinued operations in the consolidated statements of operations. First Chester’s financial results and other data contained in First Chester’s consolidated financial statements and notes thereto for the year ended December 31, 2009 has been recast to reflect the AHB Division as discontinued operations.

First Chester strives to remain a leader in meeting the financial service needs of the local community and to provide quality service to the individuals and businesses in its market areas. Historically, First Chester has been a community-oriented provider of traditional banking products and services to business organizations and individuals, including products such as residential and commercial real estate loans, consumer loans and a variety of deposit products. First Chester meets the needs of its local community through a community-based and service-oriented approach to banking.

As discussed further below, in December 2009, First Chester entered into a definitive merger agreement with Tower, the holding company for Graystone Tower Bank, pursuant to which First Chester will merge into Tower. Upon consummation of the merger, the FNB will merge into Graystone Tower Bank, with Graystone Tower Bank as the surviving institution.

First Chester reported a net loss from continuing operations of $31.7 million for the year ended December 31, 2009, as compared to net income from continuing operations of $5.5 million for the year ended December 31, 2008. Diluted loss per share from continuing operations in 2009 was $(5.05) compared to diluted net income per share from continuing operations of $1.05 for the same period in 2008. Cash dividends declared for 2009 were $0.44 per share compared to $0.56 per share in 2008.

The following is an overview of key factors affecting First Chester’s continuing operations for 2009:

•	Net interest income increased $5.3 million in 2009 to $38.2 million compared to $32.9 million in 2008.

•

The provision for loan losses increased $32.3 million over the prior year to $33.9 million. The allowance for loan losses to total loans was 2.57% at December 31, 2009, compared to 1.10% at December 31, 2008. Total non-performing assets were $45.8 million at December 31, 2009, or 5.06% of total loans and real estate owned, compared to $13.3 million, or 1.41% of total loans and real estate owned, at December 31, 2008. Net charge-offs for 2009 were $20.8 million, or 2.19% of average loans outstanding, compared to $464 thousand, or 0.06% of average loans outstanding, for 2008.

•	A deferred tax valuation allowance of $7.5 million recorded on the net deferred tax assets of $10.1 million.

•	Other-than-temporary impairment, or OTTI, charges of $1.6 million on four equity securities in First Chester’s investment portfolio, compared to $850 thousand in 2008.

•	A $1.3 million asset impairment on a former bank owned life insurance, or BOLI, policy that was surrendered in 2008.

•	Increased professional fees of $3.3 million relating to the expected 2010 merger with Tower and capital raising initiatives.

•	Severance charges of approximately $600 thousand relating to a fourth quarter 2009 reduction in force.

•	Increased FDIC fees of $1.9 million, including an industry wide special assessment which resulted in a charge of $673 thousand.

Recent Developments

Pending Merger with Tower and Related Transactions

Merger Agreement

On December 27, 2009, First Chester entered into a definitive merger agreement, as amended on March 4, 2010 (the “Merger Agreement”), with Tower, the holding company for Graystone Tower Bank, pursuant to which First Chester will merge into Tower. The Merger Agreement provides that upon consummation of the merger, FNB will merge into Graystone Tower Bank, with Graystone Tower Bank as the surviving institution. The Merger Agreement additionally provides for the potential sale of the AHB Division at or prior to consummation of the merger. Additionally, at the effective time of the merger, the board of directors of Tower will be increased by three (3) directors and three (3) of the current directors of First Chester selected by the board of directors of First Chester, with the approval of Tower’s board of directors, will be added to the board of directors of Tower, to serve as such for no less than three years.

Under the terms of the Merger Agreement, First Chester shareholders will receive 0.453 shares of Tower stock for each share of common stock they own, subject to certain adjustments (the “Exchange Ratio”). The Merger Agreement establishes loan delinquency thresholds and provides for a upward or downward adjustment in the Exchange Ratio in the event First Chester’s loan delinquencies increase or decrease beyond specified amounts prior to the closing.

Consummation of the merger is subject to certain terms and conditions, including, but not limited to, receipt of various regulatory approvals and approval by both Tower’s and First Chester’s shareholders and First Chester’s loan delinquencies not exceeding $90 million in the aggregate. As of June 30, 2010, all regulatory approvals have been received from the bank regulators. However, certain of these approvals contain expiration dates such that extensions may need to be obtained if the merger is not closed prior to the end of the third quarter of 2010.

Loan Modification Agreement

On December 28, 2009, as required by the Merger Agreement, First Chester entered into a modification of the loan agreement and related note between First Chester and Graystone Tower Bank dated as of November 20, 2009 (the “Loan Agreement”), pursuant to which Graystone Tower Bank increased its loan to us from $4 million to $26 million, the increased proceeds of which are to be used by us to make a capital contribution to FNB solely for purposes of enabling FNB to satisfy the capital requirements established by the OCC. The loan, as modified, is a non-revolving loan bearing interest at the rate of 6% per annum due and payable on or before November 20, 2010, and is secured by a pledge of all of the common stock of FNB.

Limited Waiver

On May 5, 2010, First Chester entered into a limited waiver, which was subsequently amended by an amendment dated July 26, 2010 (as amended, the “Waiver”) of Sections 5.07 and 5.08(b) of the Loan Agreement with Graystone. Section 5.07 of the Loan Agreement requires both First Chester and FNB to remain in compliance with any formal or informal regulatory enforcement action or guidance, including, without limitation, to the extent compliance is required as of a particular date, the Regulatory Letters (as defined in the Loan Agreement). Additionally, Section 5.08(b) of the Loan Agreement requires both First Chester and FNB to have sufficient capital to satisfy all applicable regulatory requirements in order to be considered well capitalized by regulatory authorities, and in order to satisfy any additional requirements imposed by formal or informal regulatory action.

Graystone Tower Bank waived FNB’s obligation to maintain a Tier 1 leverage capital ratio of at least 8% and a total risk-based capital ratio of at least 12% as of December 31, 2009 and March 31, 2010, pursuant to Section 5.07 and Section 5.08(b) of the Loan Agreement. The Waiver is conditioned on FNB maintaining, at all times while this Waiver is in effect, a Tier 1 leverage capital ratio of at least 6% and a total risk-based capital ratio of at least 10%. The Waiver will automatically terminate upon the earlier of the submission of the FNB’s Call Report for the quarter ended June 30, 2010 with the FDIC, or July 30, 2010.

Loan Participation Agreement

As an additional requirement under the Merger Agreement, Graystone Tower Bank and FNB entered into a participation agreement pursuant to which Graystone Tower Bank purchased from FNB $52.5 million in first lien residential real estate and commercial loan participations at a 1.5% discount for purposes of enabling FNB to satisfy the capital requirements established by the OCC.

Credit Agreement

On March 4, 2010, First Chester entered into a credit agreement with Tower, which provides for a credit facility of up to $2 million permitting draws thereunder from time to time by First Chester for the purpose of contributing additional capital to FNB in the event that as a result of the attempt to sell the AHB Division, the actual sale thereof, or the effects on FNB of such sale, FNB’s regulatory capital ratios, as reported in FNB’s quarterly call report, fall below the capital ratios required of FNB, unless FNB’s regulator indicates that it will not take immediate action to enforce such capital requirements prior to consummation of the merger. First Chester’s obligations under the credit agreement are secured by a second lien in favor of Tower of all of the common stock of FNB which also secures First Chester’s obligations to Graystone Tower Bank under that the loan agreement dated November 20, 2009, as amended. Aggregate draws under the credit facility shall be limited to an amount equal to the amount of additional capital required for purposes of satisfying the minimum capital ratios applicable to FNB.

Loans from Certain Directors

On November 24, 2009, First Chester entered into loan agreements with certain directors, under which First Chester borrowed an aggregate principal amount of $1.43 million at an interest rate of 12%, to be used for First Chester’s general cash requirements. These loans were for a six month term and were unsecured. The loans were entered into at arm’s length and the terms are consistent with terms afforded to unaffiliated third parties. The loan agreements contain various covenants, limitations and events of default customary for loans of this type to similar borrowers. As provided in the amendments to the loan agreements, entered into during March and April 2010, the principal amount of the loans are due and payable upon the earlier of an event of default, the closing of the merger between First Chester and Tower, or March 31, 2011.

Regulatory Actions

On October 16, 2009, the Board of Directors of FNB entered into an MOU with the OCC. An MOU with regulatory authorities is an informal action that is not published or publicly available and that is used when circumstances warrant a milder form of action than a formal supervisory action, such as a formal written agreement or order. Among other things, under the MOU, FNB has agreed to address the following matters:

•	Develop a comprehensive three-year capital plan;

•	Take action to address criticized assets and adopt and implement a program to eliminate the basis of criticism of such assets;

•	Establish an effective program that provides for early problem loan identification and a formal plan to proactively manage those assets;

•	Review the adequacy of FNB’s information technology activities and Bank Secrecy Act compliance and approve written programs of policies and procedures to provide for compliance; and

•	Establish a Compliance Committee of the Board to monitor and coordinate FNB’s adherence to the provisions of the MOU.

The Board of Directors and management have initiated corrective actions to comply with the provisions of the MOU.

During the fourth quarter of 2009, First Chester also received notice from the Federal Reserve, its primary regulator, that the Federal Reserve must approve any dividends to be paid by First Chester in advance of the declaration or payment of the dividend.

In November 2009, the OCC established higher IMCRs requiring FNB to increase its Tier 1 leverage capital ratio to not less than 8%, its Tier 1 risk-based capital ratio to not less than 10% and its total risk-based capital ratio to not less than 12% by December 31, 2009. For further information, see the caption “Capital Adequacy” below.

Critical Accounting Policies, Judgments And Estimates

First Chester’s accounting and reporting policies conform with GAAP and general practices within the financial services industry. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Critical accounting estimates are necessary in the application of certain accounting policies and procedures, and are particularly susceptible to significant change. Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and could potentially result in materially different results under different assumptions and conditions. Management believes that the most critical accounting policies, which involve the most complex or subjective decisions or assessments, are as follows:

Other-Than-Temporary Impairment

In accordance with ASC 320-10, “Investments—Debt and Equity Securities,” First Chester evaluates its securities portfolio for other-than-temporary impairment throughout the year. Each investment, which has a fair value less than the book value is reviewed on a quarterly basis by management. Management considers at a minimum the following factors that, both individually or in combination, could indicate that the decline is other-than-temporary: (a) intent to sell the security; (b) it is more likely than not that it will be required to sell the security before recovery; and (c) no expectation to recover the entire amortized cost basis of the security. Among the factors that are considered in determining intent is a review of First Chester’s capital adequacy, interest rate risk profile and liquidity. An impairment charge is recorded against individual securities if the review described above concludes that the decline in value is other-than-temporary.

Allowance for Loan and Lease Losses

Accounting policies related to the allowance for loan and lease losses are considered to be critical, as these policies involve considerable subjective judgment and estimation by management. The allowance for loan and lease losses is a reserve established through a provision for loan and lease losses charged to expense, which represents management’s best estimate of probable losses that have been incurred within First Chester’s existing portfolio of loans as of the balance sheet date. The allowance, in the judgment of management, is based on guidance provided by the SEC and FASB in accordance with ASC 310, “Receivables,” and allowance allocation calculated in accordance with ASC 450, “Contingencies.” The level of the allowance reflects management’s continuing evaluation of industry concentrations, specific credit risks, loan loss experience, current loan portfolio quality, present economic, political and regulatory conditions and unidentified losses inherent in the current loan portfolio, as well as trends in the foregoing. Portions of the allowance may be allocated for specific credits; however, the entire allowance is available for any credit that, in management’s judgment, should be charged off. While management utilizes its best judgment and information available, the ultimate adequacy of the allowance is dependent upon a variety of factors beyond First Chester’s control, including the performance of First Chester’s loan portfolio, the economy, changes in interest rates and the view of the regulatory authorities toward loan classifications.

Additional information relating to the purpose and the methods for measuring the allowance for loan and lease losses are discussed further under the caption “Summary of Significant Accounting Policies—Allowance for Loan and Lease Losses” in the notes to the consolidated financial statements for the year ended December 31, 2009, included elsewhere in this proxy statement/prospectus.

Valuation of Goodwill

ASC 350, “Intangibles — Goodwill and Other,” requires that First Chester evaluate on an annual basis (or whenever events occur which may indicate possible impairment) whether any portion of its recorded goodwill is impaired. The recoverability of goodwill is a critical accounting policy that requires subjective estimates in the preparation of the Consolidated Financial Statements. Goodwill impairment is determined using a two-step process. In the first step, the fair value of a reporting unit is compared to its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired and it is not necessary to continue to step two of the impairment process. If the fair value of the reporting unit is less than the carrying amount, step two is performed, where the implied fair value of goodwill is compared to the carrying value of the reporting units’ goodwill. Implied goodwill is computed as a residual value after allocating the fair value of the reporting unit to its assets and liabilities. First Chester estimated the fair value of its reporting units using market multiples of comparable entities, including recent transactions, or a combination of market multiples and a discounted cash flow methodology.

Determining the fair value of a reporting unit requires a high degree of subjective management assumption. Discounted cash flow valuation models utilize variables such as revenue growth rates, expense trends, discount rates and terminal values. Based upon an evaluation of key data and market factors, management selects from a range the specific variables to be incorporated into the valuation model.

Goodwill was recorded as a result of the AHB acquisition. Prior to First Chester presenting its financial statements and related footnotes with mortgage banking operations presented as discontinued operations it had two reporting units: Community Banking and Mortgage Banking. All goodwill resulting from the AHB acquisition was allocated to the Mortgage Banking reporting unit. There was no goodwill on First Chester’s consolidated balance sheets prior to the AHB acquisition. Pursuant to the Merger Agreement with Tower, First Chester will merge into Tower and FNB will merge with and into Graystone Tower Bank, with Graystone Tower Bank as the surviving institution. As a result of entering into the Merger Agreement, management canceled certain initiatives within the Mortgage Banking segment that significantly affected the potential future income of the reporting unit. As such, management performed a subsequent goodwill impairment test as of December 31, 2009. The estimated impairment charge was equal to the full amount of goodwill or $8.1 million, using the fair value estimate for the reporting unit at December 31, 2009. First Chester recorded this goodwill impairment charge as part of the results from discontinued operations in the fourth quarter 2009.

For more information about goodwill, see the section entitled “Goodwill” in the notes to consolidated financial statements for the year ended December 31, 2009, included elsewhere in this proxy statement/prospectus.

Income Taxes

Certain aspects of income tax accounting require management judgment, including determining the expected realization of deferred tax assets, and accounting for uncertain tax positions. Such judgments are subjective and involve estimates and assumptions about matters that are inherently uncertain. Should actual factors and conditions differ materially from those used by management, the actual realization of the net deferred tax assets, and resolution of uncertain tax positions, could differ materially from the amounts recorded in the Consolidated Financial Statements.

Deferred tax assets generally represent items that can be used as a tax deduction or credit in future income tax returns, for which a financial statement tax benefit has already been recognized. The realization of the net deferred tax asset generally depends upon future sources of taxable income and the existence of prior years’ taxable income to which “carry back” refund claims could be made. Valuation allowances are established against those deferred tax assets determined not likely to be realized.

During the fourth quarter of 2009, First Chester established a valuation allowance of $7.5 million against a portion of its deferred tax assets after concluding that it was more likely than not that a portion of the deferred tax asset would not be realized. In evaluating the ability to recover First Chester’s deferred tax assets, management considers all available positive and negative evidence regarding the ultimate realizability of First Chester’s deferred tax assets including past operating results and First Chester’s forecast of future taxable income. In addition, general uncertainty surrounding the future economic and business conditions have increased the likelihood of volatility in First Chester’s future earnings. First Chester has concluded and recorded a valuation allowance against its deferred tax asset, except for amounts that are available for carry back claims.

For more information about income taxes, see the section entitled “Income Taxes” in the notes to consolidated financial statements for the year ended December 31, 2009, included elsewhere within this proxy statement/prospectus.

Fair Value Measurement

ASC 820-10, “Fair Value Measurements and Disclosures,” defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date. ASC 820-10 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820-10 clarifies proper fair value determination in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. First Chester considers the requirements of ASC 820-10 when estimating fair value. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair value. For more information about ASC 820-10, see the section entitled “Fair Value Measurement and Fair Value of Financial Information” in the notes to consolidated financial statements for the year ended December 31, 2009, included elsewhere within this proxy statement/prospectus.

ASC 825-10, “Financial Instruments,” permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. First Chester elected to account for loans held for sale under this fair value option upon the acquisition of AHB on December 31, 2008.

Recently Issued Accounting Pronouncements

For more information about recently issued accounting pronouncements, see the section entitled “Summary of Significant Accounting Policies — New Accounting Pronouncements” in the notes to consolidated financial statements for the year ended December 31, 2009, included elsewhere within this proxy statement/prospectus.

Financial Condition

At December 31, 2009, total assets were $1.377 billion, an increase of $77.0 million or 5.9% from $1.300 billion at December 31, 2008. The increase in cash and equivalents of $51.5 million and discontinued assets—mortgage loans held for sale and related derivatives of $113.8 million were offset by decreases in loans net of allowance for loan and lease losses of $51.1 million and in investments of $31.9 million.

Acquisition

Effective December 31, 2008, First Chester completed its acquisition of AHB. The mortgage banking business of AHB is now operating as a division of FNB under the trade name, “American Home Bank, a Division of First National Bank of Chester County” referred to herein as (the “AHB Division” or the “Mortgage Banking segment”). FNB’s mortgage banking activities include providing mortgages to customers and selling most of those mortgages into the secondary market on a servicing released basis. The sourcing of mortgage loans is conducted through a direct, retail delivery channel comprised of retail loan offices, affiliated business arrangements with builders and realtors, and a wholesale lending operation. The wholesale operation sources loans through relationships with unrelated mortgage brokers.

Total assets acquired at December 31, 2008 through the AHB acquisition were $247.8 million, which included $17.4 million of investments, $89.5 million of loans held for sale, and $110.9 million of gross loans and leases. Total liabilities assumed through the AHB acquisition were $233.8 million. This included $194.2 million of deposits and $36.6 million of FHLB advances and other borrowings.

Investments

Investment securities at December 31, 2009 were $82.7 million, a decrease of 27.8% from the $114.6 million held at December 31, 2008. The decrease reflects sales, amortizations, maturities, and called securities net of purchases. Securities sold totaled $52.8 million and securities purchased totaled $41.2 million. These actions were taken primarily to reduce the level of risk weighted assets to assist FNB in satisfying the IMCRs and to shorten the duration of the investment portfolio to help mitigate the risk of rising interest rates. Matured and called securities as well as principal payments on mortgage-backed securities totaled $23.4 million. Certain bank equity securities were reduced $1.6 million in the third quarter 2009 due to other-than-temporary impairment charges and were subsequently sold in the fourth quarter 2009.

The following tables summarize certain investment security cost, fair market value and maturity information as of December 31, 2009, 2008 and 2007:

	INVESTMENT SECURITIES AT DECEMBER 31,
	2009		2008		2007
(Dollars in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Available-for-Sale
U.S. Treasury	$20,003	$20,016	$—	$—	$—	$—
U.S. Government agency notes	2,040	2,047	8,300	8,434	9,428	9,512
U.S. Government mortgage-backed	36,193	36,995	56,033	56,915	50,580	50,243
Collateralized mortgage obligations—Residential	1,249	998	1,630	1,204	1,896	1,882
Collateralized mortgage obligations—Commercial	1,004	808	1,004	410	1,004	996
State and municipal	4,542	4,594	10,327	10,401	13,686	13,650
Corporate debt securities	7,056	5,865	28,455	24,403	12,221	11,607
Bank equity securities	525	533	2,811	1,969	3,690	2,785
Other equity securities	10,842	10,842	10,848	10,848	7,302	7,302

Total investment securities	$83,454	$82,698	$119,408	$114,584	$99,807	$97,977

INVESTMENT SECURITIES YIELD BY MATURITY AT DECEMBER 31, 2009

(Dollars in thousands)	Due within 1 year	Due year 2 through year 5	Due year 6 through year 10	Due Over 10 years	Total
Available-for-Sale
U.S. Treasury	$15,000	$5,003	$—	$—	$20,003
U.S. Government agency notes	—	—	2,040	—	2,040
U.S. Government mortgage-backed (1)	—	—	5,784	30,409	36,193
Collateralized mortgage obligations – Residential (1)	—	—	549	700	1,249
Collateralized mortgage obligations – Commercial (1)	—	—	—	1,004	1,004
State and municipal	910	3,132	500	—	4,542
Corporate debt securities	—	5,066	1,000	990	7,056
Bank equity securities (2)	—	—	—	525	525
Other equity securities (2)	—	—	—	10,842	10,842

Total investment securities	$15,910	$13,201	$9,873	$44,470	$83,454

Weighted average yield	2.79%	2.38%	2.89%	2.95%	2.83%

(1)	Mortgage-backed and Collateralized mortgage obligation securities are included in the above table based on their contractual maturity.
(2)	Other equity securities and bank equity securities having no stated maturity have been included in “Due over 10 years.”

Loans

Gross loans and leases totaled $ 901.9 million at December 31, 2009, a decrease of 4.1% or $38.2 million from December 31, 2008. The most significant factors in the reported decline was the December loan participation agreement between Graystone Tower Bank and FNB under which Graystone Tower Bank purchased $52.5 million commercial and commercial real estate loans as well as the $20.8 million in 2009 net charge-offs. The participation was arranged solely for the purpose of reducing risk weighted assets to assist FNB in satisfying the IMCRs.

Absent this loan participation agreement, commercial loans would have increased $23.3 million and commercial real estate $17.1 million. In other loan categories, residential construction loans decreased $16.1 million reflecting the nationwide decline in construction activity, consumer loans dropped $4.6 million as loan demand from qualified buyers declined, and leases fell $3.2 million as no new leases were funded.

The following table shows the composition of FNB’s loans, net of deferred costs:

LOAN PORTFOLIO BY TYPE AT DECEMBER 31,

(Dollars in thousands)	2009	%	2008	%	2007	%	2006	%	2005	%
Commercial loans	$334,286	37.1%	$327,472	34.8%	$277,715	37.4%	$243,651	35.1%	$218,365	32.9%
Real estate—commercial	261,643	29.0%	280,549	29.8%	235,880	31.8%	222,300	32.0%	199,191	30.0%
Real estate—commercial construction	66,204	7.3%	69,057	7.3%	55,414	7.5%	41,287	5.9%	49,095	7.4%
Real Estate—residential	88,024	9.7%	87,413	9.3%	58,843	7.9%	65,698	9.5%	66,647	10.0%
Real Estate—residential construction	29,387	3.3%	45,466	4.8%	—	—	—	—	229	—
Consumer loans (1)	120,767	13.4%	125,318	13.5%	106,574	14.3%	108,700	15.7%	112,993	17.0%
Lease financing receivables (2)	1,578	0.2%	4,808	0.5%	8,349	1.1%	12,707	1.8%	17,756	2.7%

Total gross loans and leases	901,889	100%	940,083	100%	742,775	100%	694,343	100%	664,276	100%
Allowance for loans and lease losses	(23,217)	(2.57)%	(10,335)	1.10%	(7,817)	1.05%	(8,186)	1.18%	(8,123)	1.22%

Total net loans and leases (3)	$878,672		$929,748		$734,958		$686,157		$656,153

(1)	Consumer loans consist of consumer installment loans, home equity loans, and lines of credit.
(2)	As of December 31, 2008, First Chester ceased funding leases. Currently, First Chester acts as an agent for a third party that funds the lease and First Chester collects an upfront fee.
(3)	There were no concentrations of loans exceeding 10% of total gross loans and leases which is not otherwise disclosed as a category of loans in the above table.

MATURITIES AND RATE SENSITIVITY OF LOANS DUE TO CHANGES IN

INTEREST RATES AT DECEMBER 31, 2009 (1)

(Dollars in thousands)	Maturing Within 1 Year (2)	Maturing After 1 Year And Within 5 Years	Maturing After 5 Years	Total
Commercial loans	$31,683	$92,495	$210,108	$334,286
Real Estate—commercial construction	31,279	14,742	20,183	66,204

Total	$62,962	$107,237	$230,291	$400,490

Loans maturing after 1 year with:
Fixed interest rates
Commercial Loans		$47,285	$9,387
Variable interest rates
Commercial Loans		45,210	200,721
Real Estate—commercial construction		14,742	20,183

Total		$107,237	$230,291

(1)	Determination of maturities included in the loan maturity table are based upon contract terms. This policy is used primarily in evaluating ongoing customer’s use of their lines of credit with FNB that are at floating interest rates.

(2)	Demand loans and overdrafts are reported maturing “Within 1 Year.” Most construction real estate loans are reported maturing “Within 1 Year” because of their short term maturity or because they are indexed to FNB’s prime rate. An immaterial amount of loans has no stated schedule of repayments.

Asset Quality and Allowance for Loan and Lease Losses

During 2009, First Chester’s asset quality declined primarily as a result of the effects of the economic downturn affecting the United States as a whole and the local markets in which it operates. During the year First Chester continued to experience deterioration in asset quality. While all economic indicators suggest the recession has technically ended, there could be additional softening in asset quality in the near-term, with the magnitude depending upon the potential lagging impact on commercial real estate, unemployment and the pace at which the local economy recovers.

First Chester has policies and procedures designed to control credit risk and to maintain the quality of its loan portfolio. However, during the second half of 2009, management identified a material weakness in internal controls related to the design and implementation of policies to promptly identify problem loans and to quantify the elements of risk in problem loans. The weakness caused a failure to accurately identify problem loans on a timely basis and a failure to accurately estimate the risk in the portfolio; this in turn caused a failure to accurately determine the appropriate allowance for loan and lease losses. Management also discovered a monitoring weakness that contributed to the characterization of the status of certain loans to be classified as fully performing, when in fact these loans were not. Additional information about First Chester’s material weakness in internal control and its remediation plan is provided in “Item 9A – Controls and Procedures” of First Chester’s Annual Report on Form 10-K, as filed with the SEC on July 27, 2010.

Allowance for loan and lease losses

The allowance for loan and lease losses is an amount that management believes will be adequate to absorb probable loan losses on existing loans that may become uncollectible and is established based on management’s evaluation of the collectability of loans. The level of the allowance reflects management’s continuing evaluation of industry concentrations, specific credit risks, loan loss experience, current loan portfolio quality, present economic, political and regulatory conditions and unidentified losses inherent in the current loan portfolio, as well as trends in the foregoing and current economic conditions that may affect First Chester’s borrowers’ ability to pay.

While management believes that it uses the best information available to establish the allowance for loan losses, future adjustments to the allowance may be necessary and results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Furthermore, while management believes that it has established the allowance for loan losses in conformity with generally accepted accounting principles, there can be no assurance that regulators, in reviewing First Chester’s portfolio, will not require adjustment to the allowance for loan losses. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed herein. Any material increase in the allowance for loan losses may adversely affect First Chester’s financial condition and results of operations.

Additional information relating to the purpose and the methods for measuring the allowance for loan and lease losses are discussed further under the caption “Summary of Significant Accounting Policies—Allowance for Loan and Lease Losses” in the notes to the consolidated financial statements for the year ended December 31, 2009, included elsewhere in this proxy statement/prospectus.

Provision for loan and lease losses

The provision for loan and lease losses is a charge against earnings that is necessary to maintain the allowance for loan and lease losses at a level consistent with management’s evaluation of the loan portfolio’s inherent risk. During 2009, First Chester recorded a $33.9 million provision for loan and lease losses, compared to $1.6 million in 2008 and $80 thousand in 2007. The allowance for loan and lease losses as a percentage of gross loans and leases at December 31, 2009 was 2.57% compared to 1.10% at December 31, 2008 and 1.05% at December 31, 2007. The increase in the provision for loan and lease losses during 2009 can be attributed to uncertainty in the economic environment, increased trends in delinquency, non-accruals, and other impaired loans, as well as depreciated values of collateral supporting such loans. Charge-offs also continued to increase due to diminished operating cash flows of First Chester borrowers. As a result of these continued distressed economic conditions, First Chester has provided for higher provision levels due to increased levels of troubled credits and ongoing stress on First Chester’s portfolio.

The following table presents information regarding FNB’s total allowance for loan and lease losses, as well as the allocation of such amounts to the various categories of loans at the dates indicated:

ALLOWANCE FOR LOAN AND LEASE LOSSES AND

PERCENTAGE OF ALLOWANCE IN EACH CATEGORY TO TOTAL ALLOWANCE

	December 31,
(Dollars in thousands)	2009	% (1)	2008	% (1)	2007	% (1)	2006	% (1)	2005	% (1)
Commercial loans and leases	$9,472	40.8%	$4,650	45.0%	$3,529	45.1%	2,829	34.5%	$3,519	43.3%
Real estate commercial	7,123	30.7%	2,927	28.3%	2,675	34.2%	3,640	44.5%	2,113	26.0%
Real estate commercial construction	1,700	7.3%	—	—	—	—	—	—	—	—
Real estate – residential	1,025	4.4%	1,027	9.9%	294	3.8%	355	4.3%	361	4.4%
Real estate – residential construction	1,226	5.3%	—	—	—	—	—	—	—	—
Consumer loans	2,552	11.0%	1,491	14.4%	1,189	15.2%	1,079	13.2%	1,758	21.8%
Lease financing	119	0.5%	141	1.4%	130	1.7%	105	1.3%	360	4.4%
Unallocated	—	—	99	1.0%	—	—	178	2.2%	12	0.1%

Total allowance for loan and lease losses	$23,217	100%	$10,335	100%	$7,817	100%	$8,186	100%	$8,123	100%

(1)	Percentage of total allowance for loan and lease losses allocated to each loan category.

Net charge-offs

Net charge-offs in 2009 were $20.8 million, compared to $464 thousand of net charge-offs in 2008 and $442 thousand of net charge-offs in 2007. The increased charge-offs were realized in all First Chester product lines. This increase in charge-offs and classifications reflect the deterioration of economic conditions and resulting failure of businesses, devaluation of assets and negative impact on consumer’s ability to service debt.

A detailed analysis of First Chester’s allowance for loan and lease losses for the five years ended December 31, 2009, is shown below:

ANALYSIS OF CHANGES IN THE ALLOWANCE FOR LOAN AND LEASE LOSSES

	December 31,
(Dollars in thousands)	2009	2008	2007	2006	2005
Balance at beginning of year	$10,335	$7,817	$8,186	$8,123	$6,816

Provision charged to operating expense	33,919	1,632	80	3	1,382
Recoveries of loans and leases previously charged off
Commercial loans	215	87	94	291	178
Commercial mortgages	—	50	—	6	196
Residential Construction	—	—	—	—	—
Consumer loans	50	88	32	13	12
Lease financing receivables	118	57	14	49	51

Total recoveries	383	282	140	359	437

Loan charge-offs
Commercial loans	(12,853)	(156)	(173)	(32)	(59)
Commercial mortgages	(4,973)	(173)	(48)	(51)	(245)
Residential Construction	(2,260)	—	—	—	—
Consumer loans	(736)	(417)	(278)	(72)	(82)
Lease financing receivables	(374)	—	(83)	(18)	(97)

Total charge-offs	(21,196)	(746)	(582)	(173)	(483)

Net loan (charge-offs) recoveries	(20,813)	(464)	(442)	186	(46)
Allowance other adjustment (1)	(224)	114	(7)	(126)	(29)
Addition of American Home Bank Allowance	—	1,236	—	—	—

Balance at end of year	$23,217	$10,335	$7,817	$8,186	$8,123

Year-end loans and leases outstanding	$901,889	$940,083	$742,775	$694,343	$664,276
Average loans and leases outstanding	$951,038	$785,616	$713,140	$680,474	$650,938
Allowance for loan and lease losses as a percentage of year-end loans and leases outstanding	2.57%	1.10%	1.05%	1.18%	1.22%
Ratio of net (charge-offs) recoveries to average loans and leases outstanding	(2.19)%	(0.06)%	(0.06)%	0.03%	(0.01)%

(1)	“Allowance other adjustment” represents the reclassification of an allowance for loan losses on unfunded loans and unused lines of credit and is recorded in the other liabilities section of the balance sheet. These loans and lines of credit, although unfunded, have been committed to by FNB.

Non-performing assets

Non-performing assets include those loans on non-accrual status, loans past due 90 days or more and still accruing, troubled debt restructurings and other loans deemed impaired and other real estate owned. Non-performing loans are generally collateralized and are in the process of collection. The percentage of non-performing loans and leases to gross loans and leases was 4.67% at December 31, 2009, compared to 1.21% at December 31, 2008. The non-performing assets balance at December 31, 2009 was $45.8 million, compared to $13.3 million at December 31, 2008. Depending on the effects of current economic conditions, a higher level of nonperforming loans may result during 2010, which may require a higher provision for loan losses.

Non-accrual loan and leases

All problem loans are reviewed regularly for impairment. When management believes that the collection of all or a portion of principal and interest is no longer probable, the accrual of interest is suspended, and payments for interest are applied to principal until First Chester determines that all remaining principal and interest can be recovered. This may occur at any time regardless of delinquency, however loans 90 days past due or more are reviewed individually to determine whether interest accrual should continue. Loans for which the accrual of interest has been suspended are categorized as “Nonaccrual Loans.” The non-accrual loan and lease balance at December 31, 2009 was $27.6 million, compared to $10.5 million at December 31, 2008. All non-accrual loans are considered impaired assets and are evaluated individually for required specific reserves. Non-accrual loans and leases have increased during 2009 as a direct result of the economic downturn in both the national and regional economy.

Restructured and other impaired loans

Through negotiations with a borrower, First Chester may restructure a loan prior to the completion of its contractual term. Modification of a loan’s terms constitutes a troubled debt restructuring, or TDR, if First Chester for economic or legal reasons related to the borrower’s financial difficulties grant a concession that it would not otherwise consider. Not all modifications of loan terms automatically result in a TDR. At December 31, 2009, First Chester had $14.0 million in restructured and other impaired loans of which $10.5 million are considered by management to be TDRs. At December 31, 2009, these loans continue to perform under their re-negotiated terms and remain on accrual status. At December 31, 2009, $8.8 million in TDRs were attributable to $5.8 million in various loans to one commercial real estate borrower and $3.0 million in various loans to one commercial borrower. The remaining $3.5 million is comprised of other impaired loans consisting of six loans to separate borrowers ranging from $200 thousand to $1.1 million. Management has reviewed each loan individually and believes the borrower’s financial performance and/or a shortfall in the value of collateral securing the loan provide enough evidence to deem the loan impaired. These other impaired loans were performing under their original contractual terms as of December 31, 2009.

Potential Problem Loans

As a recurring part of its portfolio management program, First Chester identified approximately $54.1 million in potential problem loans at December 31, 2009. Potential problem loans are loans that are currently performing, but where the borrower’s operating performance or other relevant factors could result in potential credit problems, and are typically classified by First Chester’s loan rating system as “substandard.” At December 31, 2009, potential problem loans primarily consisted of commercial loans and commercial real estate. There can be no assurance that additional loans will not become nonperforming, require restructuring, or require increased provision for loan losses.

Other real estate owned

Other real estate owned (“OREO”) represents property owned by us following default by the borrowers. OREO property acquired through foreclosure is initially transferred at fair value based on an appraised value less estimated cost to dispose. Adjustments are subsequently made to mark the property below this amount if circumstances warrant. Losses arising from foreclosure transactions are charged against the allowance for loan losses. Costs to maintain real estate owned and any subsequent gains or losses are included in First Chester’s consolidated statements of operations. The total OREO balance at December 31, 2009 was $3.7 million, as compared to $1.9 million at December 31, 2008, and was comprised primarily of 1-4 family residential properties. OREO balances have increased during 2009 over 2008 because of increased foreclosure activity, stemming from the recessionary economic conditions.

The following chart represents detailed information regarding non-performing assets:

NON-PERFORMING LOANS AND ASSETS

	December 31,
Dollars in thousands	2009	%	2008	%	2007	%	2006	%	2005	%
Past due over 90 days and still accruing	$530	1.2%	$870	6.6%	$142	10.6%	$793	9.8%	$—	—
Non-accrual loans and leases	27,581	60.2%	10,515	79.3%	1,194	89.4%	7,289	90.2%	8,358	100%
Restructured and other impaired loans	14,046	30.6%	—	—	—	—	—	—	—	—

Total non-performing loans and leases	42,157		11,385		1,336		8,082		8,358
Other real estate owned	3,692	8.0%	1,872	14.1%	—	—	—	—	—	—

Total non-performing assets	$45,849	100%	$13,257	100%	$1,336	100%	$8,082	100%	$8,358	100%

Non-performing loans as a percentage of total loans and leases	4.67%		1.21%		0.18%		1.16%		1.26%
Allowance for loan and lease losses as a percentage of non-performing loans and leases	55.07%		90.78%		585.10%		101.29%		97.19%
Non-performing assets as a percentage of total loans and leases and other real estate owned	5.06%		1.41%		0.18%		1.16%		1.26%
Allowance for loan and lease losses as a percentage of non-performing assets	50.64%		77.96%		585.10%		101.29%		97.19%

First Chester identifies a loan as impaired when it is probable that interest and/or principal will not be collected according to the contractual terms of the loan agreement. ASC 310-10-35, “Receivables,” requires us to individually examine loans where it is probable that First Chester will be unable to collect all contractual interest and principal payments according to the contractual terms of the loan agreement and assess for impairment. The average recorded investment in the December 31, 2009, 2008 and 2007 impaired loans was $25.2 million, $4.3 million and $1.1 million, respectively. Interest income recognized during the time within the period that the loans were impaired was $314 thousand at December 31, 2009. There was no interest income recorded on impaired loans at December 31, 2008 and 2007, as all impaired loans were also non-accrual.

FNB’s policies require loan officers to regularly review accounts. Consistent with OCC guidance appraisals are updated as warranted based on specific facts and circumstances. Appraisals are also updated whenever a loan becomes criticized or classified.

The following table shows the composition of First Chester’s loan portfolio, and impaired loans and the related specific reserves by category:

IMPAIRED LOANS BY CATEGORY

	December 31, 2009
(Dollars in thousands)	Loan Balance	Impaired Loan Balance	Number of Impaired Loans	Specific Allowance on Impaired Loans
Commercial loans	$334,286	$13,269	35	$1,029
Real estate – commercial	261,643	12,071	11	3,637
Real estate – commercial construction	66,204	8,786	8	135
Real estate – residential	88,024	2,601	7	644
Real estate – residential construction	29,387	2,137	7	874
Consumer loans	120,767	2,596	42	1,148
Lease financing receivables	1,578	167	8	55

Totals	$901,889	$41,627	118	$7,522

	December 31, 2008
(Dollars in thousands)	Loan Balance	Impaired Loan Balance	Number of Impaired Loans	Specific Allowance on Impaired Loans
Commercial loans	$327,472	$3,633	20	$285
Real estate – commercial	280,549	1,650	2	126
Real estate – commercial construction	69,057	—	—	—
Real estate – residential	87,413	3,876	13	350
Real estate – residential construction	45,466	—	—	—
Consumer loans	125,318	1,166	30	95
Lease financing receivables	4,808	190	4	—

Totals	$940,083	$10,515	69	$856

Discontinued Assets – Mortgage Loans Held for Sale and Related Derivative Instruments

Loans held for sale and related derivative instruments consist of residential mortgages underwritten to external investor guidelines, and totaled $205.1 million at December 31, 2009, an increase of $ 113.8 million over the December 31, 2008 balance of $91.3 million. The increase is directly related to the AHB Division acquired on December 31, 2008. During 2009, First Chester benefited from the historically low levels of mortgage interest rates, driven by the Federal Reserve’s policy of purchasing MBS issued by government-sponsored enterprises (“GSEs”), including Freddie Mac and Fannie Mae, as well as the federal government’s Home Buyer Tax Credit programs. These policies spurred both nationwide refinance activity and first time and existing, homeowners to purchase houses, which First Chester advantageously benefited in originating over $2.513 billion of residential mortgage loans in 2009.

Discontinued Assets – Goodwill

Prior to First Chester presenting its financial statements and related footnotes with mortgage banking operations presented as discontinued operations it had two reporting units: Community Banking and Mortgage Banking, which was consistent with its segment reporting. The full amount of goodwill resulting from the AHB acquisition was allocated to the Mortgage Banking reporting unit. There was no goodwill recorded on First Chester’s consolidated balance sheets prior to the AHB acquisition. First Chester’s annual impairment testing for goodwill was initially completed as of September 30, 2009. As part of its step one procedures to identify goodwill impairment, management compared the fair value of the Mortgage Banking reporting unit to the carrying amount of its net assets, including goodwill. In performing step one, First Chester estimated the fair value of the Mortgage Banking reporting unit through a discounted cash flow analysis based on internal forecasts, recent financials and the projected outlook for the industry. As of September 30, 2009, there was no indication or determination of goodwill impairment.

Pursuant to the Merger Agreement with Tower, First Chester will merge into Tower and FNB will merge with and into Graystone Tower Bank, with Graystone Tower Bank as the surviving institution. As a result, management canceled certain initiatives at the Mortgage Banking segment that significantly affected the expected future cash flows of the reporting unit assumed in the September 30, 2009 impairment analysis. As such, management performed a subsequent goodwill impairment test as of December 31, 2009. In performing its analyses, First Chester made numerous assumptions with respect to industry performance, business, economic and market conditions and various other matters, many of which cannot be predicted and are beyond First Chester’s control. Accordingly, these analyses and estimates at both September 30, 2009 and December 31, 2009 are inherently subject to substantial uncertainty.

Certain assumptions were revised in the December 31, 2009 analysis as compared to the September 30, 2009 analysis. First Chester increased the discount rate to 20% in the December 31, 2009 step one goodwill impairment valuation of the Mortgage Banking reporting unit, as compared to the 15% discount rate used in the analysis completed as of September 30, 2009. The 20% discount rate reflects a recent trend in the market toward higher expected rates of return and to incorporate an additional risk premium arising from the execution risk associated with the achievement of the performance levels anticipated in First Chester’s five year projections. During the fourth quarter of 2009, the health of the national economy continued to be unsettled. The outlook for the housing and mortgage markets as well government involvement in the mortgage market through purchases of mortgage backed securities also added to market uncertainty. Additional mortgage banking industry conditions indicated that an expected drop in mortgage originations in 2010 was anticipated. This, coupled with the negative impact on cash flows of the above mentioned cancelation of certain major mortgage banking initiatives due to the announced merger with Tower and Graystone Tower Bank, would provide a challenging operating environment for the Mortgage Banking reporting unit. Given the above assumptions, a 20% discount rate was used in the analysis as the rate a market participant would require when valuing the Mortgage Banking reporting unit for purchase.

The results of the discounted cash flow analysis based on the above assumptions indicated that the Mortgage Banking reporting unit’s carrying amount, including goodwill, may exceed its related fair value and that a goodwill impairment charge might be required depending on the results of a Step Two test. With the possibility of impairment, First Chester proceeded with the Step Two Test using the as of date of December 31, 2009.

In accordance with ASC 350-20-35-8, a Step Two analysis was undertaken. Step Two procedures were performed using the Mortgage Banking reporting unit information based on December 31, 2009 data. The Step Two test can be described as a measurement of the “amount” of goodwill impairment, if any. The Step Two test follows the purchase price allocation under the purchase method described in ASC 820-10, and fair value estimates as defined and prescribed by ASC 820-10-30. To determine the implied fair value of goodwill, the fair value of net assets (fair value of all assets other than goodwill, minus the fair value of liabilities) is subtracted from the fair value of the reporting unit.

Based on the Step Two analysis there was an estimated goodwill impairment as the revalued goodwill was lower than the carrying amount of goodwill as of December 31, 2009. The calculated goodwill impairment charge was estimated to be greater than the goodwill total at December 31, 2009. Therefore, according to ASC 350-20, the estimated impairment charge is equal to the full amount of goodwill or $8.1 million using the fair value estimate for reporting unit at December 31, 2009 in the Step One test. First Chester recorded this goodwill impairment charge as part of the results from discontinued operations in the fourth quarter 2009. The goodwill impairment charge did not impact income taxes, as First Chester’s goodwill is not tax deductible. First Chester’s and FNB’s regulatory capital was not affected by the goodwill impairment charge, since goodwill is excluded from regulatory calculations.

Net Deferred Tax Asset

The net deferred tax asset at December 31, 2009 decreased to $2.6 million, a decrease of $6.0 million compared to $8.6 million at December 31, 2008. During the fourth quarter of 2009, First Chester established a valuation allowance of approximately $7.5 million against a portion of its deferred tax assets after concluding that it was more likely than not that a portion of the deferred tax asset would not be realized. In evaluating the ability to recover First Chester’s deferred tax assets, management considers all available positive and negative evidence regarding the ultimate realizability of First Chester’s deferred tax assets including past operating results and First Chester’s forecast of future taxable income. In addition, general uncertainty surrounding the future economic and business conditions have increased the likelihood of volatility in First Chester’s future earnings. First Chester has concluded and recorded a valuation allowance against its deferred tax asset, except for $2.3 million available for carryback claims.

For more information about income taxes, see the section entitled “Income Taxes” in the notes to consolidated financial statements for the year ended December 31, 2009, included elsewhere within this proxy statement/prospectus.

Other Assets

Other assets on the balance sheet at December 31, 2009 increased to $32.6 million, an increase of $13.6 million compared to $19.0 million at December 31, 2008. These assets include accrued interest receivable, a former bank owned life insurance policy surrendered in 2008 now classified as an other receivable, the prepaid FDIC assessment, and other assets. The overall increase was primarily due to the prepaid FDIC assessment of $5.9 million recorded in December 2009 and an $8.6 million income tax receivable mainly due to First Chester’s net operating loss.

Deposits

Deposits at December 31, 2009 totaled $1.110 billion, an increase of $95.1 million or 9.4% from December 31, 2008. Non-interest bearing deposits grew $9.4 million or 6.4% as low interest rates minimized the opportunity cost to customers of maintaining balances in these accounts. Interest bearing categories increased $85.7 million or 9.9% during the year, with NOW and money market deposits adding $21.1 million or 6.4%, time deposits growing $64.3 million or 14.2% and savings accounts remaining stable. The growth in time deposits was the result of fourth quarter promotional efforts which were designed to lengthen the maturities of liabilities supporting earning assets while reducing the reliance on short term borrowings.

The following table is a distribution of average balances and average rates paid on the deposit categories for the last three years:

DEPOSIT ANALYSIS

	2009		2008		2007
(Dollars in thousands)	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
NOW	$193,760	0.78%	$179,512	1.64%	$159,572	2.30%
Money Market	158,668	1.17%	117,393	2.46%	97,726	4.19%
Statement Savings	40,198	0.55%	40,300	0.70%	43,270	0.79%
Other Savings	1,946	0.96%	2,802	1.50%	1,514	1.52%
Tiered Savings	46,650	1.05%	48,915	1.30%	64,485	1.45%

Total NOW, Savings, and Money Market	441,222	0.93%	388,922	1.75%	366,567	2.47%
CD’s Less than $100,000 (1)	276,274	2.55%	162,650	3.73%	192,236	4.72%
CD’s Greater than $100,000	152,891	2.66%	74,822	3.90%	52,342	4.58%

Total CDs	429,165	2.59%	237,472	3.78%	244,578	4.69%
Total interest-bearing deposits	870,387	1.75%	626,394	2.52%	611,145	3.36%
Non-Interest-Bearing Demand Deposits	149,967	—	120,941	—	121,000	—

Total Deposits	$1,020,354		$747,335		$732,145

(1)	Includes average brokered CDs of $31.9 million, $14.4 million and $57.7 million for 2009, 2008 and 2007, respectively.

MATURITIES OF CERTIFICATES OF DEPOSIT, $100,000 OR MORE

AT DECEMBER 31, 2009

(Dollars in thousands)	Due Within 3 Months	Over 3 Months Through 6 Months	Over 6 Months Through 12 Months	Due Over 12 Months	Total
Certificates of Deposit $100,000 or more	$71,189	$41,712	$57,923	$79,933	$250,757

Subordinated Debentures

Subordinate debentures at December 31, 2009 increased to $20.8 million, an increase of $5.3 million compared to $15.5 million at December 31, 2008. In 2009, First Chester County Capital Trust IV, or Trust IV, a special purpose statutory trust, issued $5.2 million of preferred capital securities and $155 thousand of common shares and invested the proceeds of such issuances in First Chester’s junior subordinated debentures in a pooled institutional placement transaction. These subordinated debentures and securities are subject to mandatory redemption in the year 2037. The debentures and securities will each be callable by First Chester or Trust IV, as applicable, at their option, five years after the date of issuance. The rate paid on the subordinated debentures and securities issued in 2009 was 12.00%. Based on current interpretations of the banking regulators, these subordinated debentures qualify under the risk-based capital guidelines of the OCC and Federal Reserve as Tier 1 capital, subject to limitations.

Results of Operations

Net income is affected by five major elements: (1) net interest income, or the difference between interest income earned on loans and investments and interest expense paid on deposits and borrowed funds; (2) the provision for loan losses, or the amount added to the allowance for loan and lease losses to provide reserves for inherent losses on loans; (3) noninterest income, which is made up primarily of wealth management income, certain fees, and gains and losses from sales of securities or other transactions; (4) non-interest expense, which consists primarily of salaries, employee benefits and other expenses; and (5) income taxes. Each of these major elements is reviewed in more detail in the following discussion.

Net Interest Income

Net interest income is the difference between interest income on interest- earning assets and interest expense on interest-bearing liabilities. Net interest income, on a tax equivalent basis, increased $12.4 million or 37.1% from $33.5 million in 2008 to $45.9 million in 2009. Net interest income increased 4.9% or $1.6 million from 2007 to 2008. First Chester management’s discussion and analysis of net interest income, interest income, and interest expense is based on aggregated amounts of continuing and discontinued operations.

The following table provides detail regarding First Chester’s average balances with corresponding interest income (on a tax-equivalent basis) and interest expense as well as yield and cost information for 2009, 2008 and 2007.

	2009			2008			2007
(Dollars in thousands)	Average Balance	Interest	Average Yield	Average Balance	Interest	Average Yield	Average Balance	Interest	Average Yield
ASSETS
Federal funds sold, interest bearing deposits in banks and other overnight investments	$17,512	$65	0.37%	$38,988	$1,117	2.86%	$46,098	$2,413	5.23%
Investment securities:
Taxable	87,470	3,406	3.89%	94,845	4,615	4.87%	80,129	3,852	4.81%
Tax-exempt (1)	7,094	341	4.80%	12,472	586	4.70%	12,004	542	4.51%

Total investment securities	94,564	3,747	3.96%	107,317	5,201	4.85%	92,133	4,394	4.77%

Mortgage loans held for sale	215,262	10,219	4.75%	245	14	5.71%	949	46	4.85%
Loans and leases: (2)
Taxable	929,611	52,823	5.68%	766,182	48,192	6.29%	697,727	49,017	7.02%
Tax-exempt (1)	21,427	1,528	7.13%	19,434	1,415	7.28%	15,413	1,058	6.87%

Total loans and leases	951,038	54,351	5.71%	785,616	49,607	6.31%	713,140	50,075	7.02%

Total interest-earning assets	1,278,376	68,382	5.35%	932,166	55,939	6.00%	852,320	56,928	6.68%
Non-interest-earning assets
Allowance for possible loan and lease losses	(14,735)			(8,267)			(8,058)
Cash and due from banks	19,196			23,304			24,381
Other assets	56,845			40,060			27,979

Total assets	$1,339,682			$987,263			$896,622

LIABILITIES AND EQUITY
Savings, NOW, and money market deposits	$441,222	$4,093	0.93%	$388,922	$6,795	1.75%	$366,567	$9,061	2.47%
Certificates of deposit and other time	429,165	11,096	2.59%	237,472	8,975	3.78%	244,578	11,468	4.69%

Total interest-bearing deposits	870,387	15,189	1.75%	626,394	15,770	2.52%	611,145	20,529	3.36%
Subordinated debt	19,142	1,001	5.23%	15,465	896	5.79%	15,606	1,460	9.35%
Federal Home Loan Bank and other borrowings	197,016	6,244	3.17%	146,131	5,760	3.94%	75,701	2,984	3.94%

Total interest-bearing liabilities	1,086,545	22,434	2.06%	787,990	22,426	2.85%	702,452	24,973	3.56%
Non-interest-bearing liabilities:
Non-interest-bearing demand deposits	149,967			120,941			121,000
Other liabilities	16,365			9,467			8,398

Total liabilities	1,252,877			918,398			831,850
Equity	86,805			68,865			64,772

Total liabilities and equity	$1,339,682			$987,263			$896,622

Net interest income (tax equivalent) / margin on earning assets		$45,948	3.59%		$33,513	3.60%		$31,955	3.75%

Less net interest income from discontinued operations (3)		7,172			—			—

Less tax equivalent adjustment		603			631			492

Net interest from continuing operations		$38,173			$32,882			$31,463

(1)	The indicated income and annual rate are presented on a tax equivalent basis using the federal marginal rate of 34%, adjusted for the TEFRA 20% adjustment for 2009, 2008 and 2007.
(2)	Non-accruing loans are included in the average balance.

(3)	Net interest income of the mortgage banking segment includes income from loans held for sale and imputed interest expense calculated using First Chester’s internal matched funds transfer pricing methodology. See Note D of the accompanying consolidated financial statements for the year ended December 31, 2009 included elsewhere in this proxy statement/prospectus for further discussion of discontinued operations.

The following table describes the extent to which changes in interest rates and changes in the volume of interest earning assets and interest-bearing liabilities have impacted interest income and interest expense during the periods indicated. Information is provided in each category with respect to changes attributable to changes in volume (changes in volume multiplied by prior rate), changes attributable to changes in rates (changes in rates multiplied by prior volume) and the total net change. The change attributable to the combined impact of volume and rate has been allocated proportionately to the change due to volume and the change due to rate.

	Increase (Decrease) in Interest Income/Expense Due to:
	Volume (1)	Rate (1)	Total	Volume (1)	Rate (1)	Total
(Dollars in thousands)	2009 Compared to 2008			2008 Compared to 2007
INTEREST INCOME
Federal funds sold, interest bearing deposits in banks and other overnight investments	$(613)	$(439)	$(1,052)	$(373)	$(923)	$(1,296)
Investment securities
Taxable	(359)	(850)	(1,209)	706	57	763
Tax-exempt (2)	(253)	8	(245)	21	23	44

Total investment securities	(612)	(842)	(1,454)	727	80	807
Loans held for sale	12,277	(2,072)	10,205	(34)	2	(32)
Loans and leases (3)
Taxable	10,280	(5,649)	4,631	4,773	(5,598)	(825)
Tax-exempt (2)	145	(32)	113	276	81	357

Total loans and leases	10,425	(5,681)	4,744	5,049	(5,517)	(468)

Total interest income	21,477	(9,034)	12,443	5,369	(6,358)	(989)

INTEREST EXPENSE
Savings, NOW and money market deposits	915	(3,617)	(2,702)	534	(2,800)	(2,266)
Certificates of deposits and other time	7,246	(5,125)	2,121	(332)	(2,161)	(2,493)

Total interest bearing deposits	8,161	(8,742)	(581)	202	(4,961)	(4,759)
Subordinated debt	213	(108)	105	(13)	(551)	(564)
Federal Home Loan Bank and other borrowings	2,005	(1,521)	484	2,776	—	2,776

Total Interest expense	10,379	(10,371)	8	2,965	(5,512)	(2,547)

Net Interest income	$11,098	$1,337	$12,435	$2,404	$(846)	$1,558

(1)	The changes in interest due to both rate and volume have been allocated to both rate and volume, respectively, in proportion to the relationship of the absolute dollar amounts of the change in each.
(2)	The indicated changes are presented on a tax equivalent basis.
(3)	Non-accruing loans have been used in the daily average balances to determine changes in interest due to volume. Loan fees included in the interest income computation are not material.

The increase in tax equivalent net interest income for 2009 was primarily due to an increase in average interest-earning assets that was higher than the increase in interest-bearing liabilities. The increase in average earning assets was primarily due to increases in loans held for sale resulting from the acquisition of AHB and creating the Mortgage Banking division. The increase in tax equivalent net interest income for 2009 was also attributable to a decrease in the average rate paid on interest-bearing liabilities that was larger than the impact from the decrease in the average yield earned on interest-bearing assets. The average rate paid on interest-bearing liabilities decreased 79 basis points while the average yield earned on interest-bearing assets decreased 64 basis points from 2008.

The increase in tax equivalent net interest income for 2008 was primarily due to a larger decrease in the average rate paid on interest-bearing liabilities, which decreased 71 basis points, compared to the average yield earned on interest-earning assets, which decreased by 68 basis points. The tax equivalent net interest income for 2008 was also impacted by an increase in interest-bearing liabilities that was higher than the increase in interest-earning assets. Average interest-bearing liabilities grew $85.5 million while average interest-earning assets increased by $79.8 million. Net yields on interest-earning assets, on a tax equivalent basis, were 3.60% and 3.75% for 2008 and 2007, respectively.

Average interest-earning assets in 2009 were $1.278 billion, an increase of $346.2 million or 37.1% from $932.2 million in 2008. The increase in average interest-earning assets for 2009 was primarily due to a $215.0 million increase in loans held for sale combined with a $165.4 million or 21.1% increase in average loans and leases. These increases were partially offset by a $21.5 million or 55.1% decrease in federal funds sold and deposits in banks.

In 2008 average interest-earning assets increased $79.8 million or 9.4% from $852.3 million in 2007. The increase in average interest-earning assets for 2008 was primarily due to a $72.5 million or 10.2% increase in average loans and leases combined with a $15.2 million or 16.5% increase in investment securities. These increases were partially offset by a $7.1 million or 15.4% decrease in federal funds sold and deposits in banks.

Average interest-bearing liabilities in 2009 were $1.087 billion, an increase of $298.6 million or 37.9% from $788.0 million in 2008. The increase in 2009 was primarily due to a $244.0 million or 39.0% increase in interest bearing deposits combined with a $50.9 million or 34.8% increase in FHLB and other borrowings. In 2008, interest bearing liabilities increased $85.5 million or 12.2% from $702.5 million in 2007. The increase in 2008 was primarily due to a $70.4 million or 93% increase in FHLB and other borrowings combined with a $15.2 million or 2.5% increase in average interest-bearing deposits.

Interest Income

Total interest income on a tax-equivalent basis increased $12.4 million or 22.2% over 2008. Interest income on federal funds sold, interest bearing deposits in banks and overnight investments decreased $1.1 million or 94.1% in 2009 to $65 thousand. This follows a decrease of $1.3 million or 53.7% in 2008. The decreases for both 2009 and 2008 were due to a combination of both volume and rate. In 2009, the average balances of these assets decreased $21.5 million, or 55.1% from 2008, while the balances decreased $7.1 million or 15.4% in 2008 from 2007. The decreases in these balances occurred as available liquidity was utilized to fund increases in other interest-earning assets. In 2009, the funds were used primarily to fund the increase in loans held for sale. The yield earned on federal funds sold and interest bearing deposits in banks in 2009 was 0.37%, compared to 2.86% in 2008 and 5.23% in 2007. The decreases in rate in both 2009 and 2008 were primarily a result of Federal Reserve actions to reduce market interest rates coupled with management’s 2008 decision to invest available cash in more secure, but lower yielding, overnight investment alternatives.

On a tax equivalent basis, interest income on investment securities decreased $1.5 million or 28.0% from $5.2 million in 2008 to $3.7 million in 2009. The decrease in interest income in 2009 was due to a combination of both volume and rate impacts. The average balance of investment securities decreased $12.8 million from 2009 to 2008. This overall decrease in investment average investment security balances reflects management’s strategic decision to reduce FNB’s overall exposure to more volatile corporate debt and equity instruments and invest in more stable, but lower yielding investment alternatives, such as US Treasuries. The average after-tax yield earned on these balances in 2009 decreased 89 basis points to 3.96% from 4.85% in 2008. The decrease is the result of both Management’s strategic decision discussed above combined with the impact of Federal Reserve actions to reduce market interest rates.

On a tax-equivalent basis, interest income on investment securities increased $807 thousand or 18.4% in 2008 from 2007. This increase was primarily due to a $15.2 million increase in the average balance of investment securities from 2008 to 2007. The increase in interest income in 2008 was also due to an 8 basis point increase in the rate earned on these assets.

Interest income on loans held for sale increased to $10.2 million in 2009, as compared to $14 thousand in 2008. Average loans held for sale during 2009 was $215.3 million as compared to approximately $245 thousand during 2008. This significant increase was due to increased volume in residential mortgage loan originations resulting from the AHB acquisition which $89.5 million of loans held for sale were acquired at December 31, 2008 through the acquisition. The increase in the average balance during 2009 as compared to the December 31, 2008 level was also attributable to an increase in residential mortgage origination volume throughout 2009.

During 2009, interest income on loans and leases, on a tax equivalent basis, increased by $4.7 million or 9.6% from 2008. This increase was primarily driven by a $165.4 million or 21.1% increase in average loan and lease balances from $785.6 million in 2008 to $951.0 million in 2009. The increase in average loan balances was primarily due to the AHB acquisition when First Chester acquired $110.9 million of loans. The impact from the increase in average loan balances was partially offset by a decrease in the tax equivalent yield earned on average loans outstanding, which decreased by 60 basis points from 6.31% in 2008 to 5.71% in 2009. This rate decrease is the result of Federal Reserve actions to reduce market interest rates.

During 2008, interest income on loans and leases, on a tax equivalent basis, decreased by $460 thousand or .92% from 2007. This decrease was primarily due to a 71 basis point decrease in the tax adjusted yield earned on loans and leases during 2008 from 7.02% in 2007 to 6.31% in 2008. The decrease in interest income on loans and leases was partially offset by the impact from a $72.5 million or 10.2% increase in average loan and lease balances from $713.1 million in 2007 to $785.6 million in 2008. The yield decrease in 2008 was a direct result of market rate decreases caused by Federal Reserve actions to reduce market interest rates.

Interest Expense

Interest expense on deposit accounts decreased $581 thousand or 3.7% from $15.8 million in 2008 to $15.2 million in 2009. This decrease was caused by a combination of both deposit volume and rate. A decrease in the average interest rate paid on deposits was the primary driver of the lower interest expense on deposit accounts. The average rate paid on interest-bearing deposits decreased 77 basis points from 2.52% in 2008 to 1.75% in 2009. The decrease in the average rate paid on deposit balances in 2009 was primarily driven by market interest rate movements. Throughout 2009, FNB decreased rates paid on most deposit products in response to decreases in Federal Reserve rates. Partially offsetting the impact from the lower rate paid on these deposit balances was an increase in the average interest-bearing deposit balances. Average interest-bearing deposit balances increased $244.0 million or 39.0% from $626.4 million in 2008 to $870.4 million in 2009. The increase in average interest bearing deposit balances was primarily due to the AHB acquisition. $186.7 million of interest bearing deposit balances were acquired at December 31, 2008 through the acquisition. The increase was also due to stronger consumer demand for traditional interest-bearing deposit products.

Interest expense on deposit accounts decreased $4.7 million or 23.2% in 2008 from $20.5 million in 2007 to $15.8 million in 2008. A decrease in the average rate paid on deposits was the primary driver of the lower interest expense on deposit accounts. The average rate paid on interest-bearing deposits decreased 84 basis points from 3.36% in 2007 to 2.52% in 2008. Partially offsetting the impact from the lower rate paid on deposit account balances was an increase in the average interest-bearing deposit balances. Average interest-bearing deposit balances increased $15.2 million or 2.5% from $611.1 million in 2007 to $626.4 million in 2008. The decrease in the average rate paid on deposit balances in 2008 was primarily driven by market rate movements combined with a significant reduction in higher cost brokered CDs during 2008. The brokered CD balances were generally replaced with lower cost FHLB borrowings.

Interest expense on subordinated debt increased $105 thousand or 11.7% in 2009, as compared to the same period in 2008. This increase was mainly due to an increase in the average balance of subordinated debentures caused by the issuance of a $5.3 million junior subordinated debenture in April 2009. This new issuance carries a 12% fixed interest rate which is currently higher than the average rate paid on First Chester’s other subordinated debentures. The rates paid on other subordinated debenture issuances are primarily based on three month LIBOR.

The total average rate paid on subordinated debentures for 2009 decreased 56 basis points from 5.79% in 2008 to 5.23% in 2009 was primarily due to a decrease in the 3 month LIBOR between the two periods, but partially offset by the higher rate on the April 2009 issuance.

Interest expense on subordinated debt decreased $564 thousand or 38.6% in 2008, as compared to the same period in 2007. This decrease is primarily due to a reduction in market LIBOR rates through 2007 and 2008. The decrease was also due to the lower contractual average spread over LIBOR paid in 2008, as compared to 2007. This was due to the redemption of the higher cost $5.2 million Trust I issuance in July 2007 and the replacement with the lower cost $5.2 million Trust III issuance in June 2007.

Interest expense on FHLB and other borrowings increased $484 thousand or 8.4% from $5.8 million in 2008 to $6.2 million in 2009. This increase was due to a $50.9 million or 34.8% increase in the average FHLB and other borrowings from $146.1 million in 2008 to $197.0 million in 2009 and mainly stemmed from $36.6 million of FHLB and other borrowings balances that were acquired at December 31, 2008 through the AHB acquisition. The increase in average borrowings in 2009 was also due to an increase in borrowings from the FHLB, Federal Reserve, and other private funding sources to fund the increase in loans held for sale originating from the Mortgage Banking segment.

Interest expense on FHLB and other borrowings increased $2.8 million or 93.0% from $3.0 million in 2007 to $5.8 million in 2008. This increase was due to a $70.4 million or 93.0% increase in the average FHLB and other borrowings from $75.7 million in 2007 to $146.1 million in 2008. During 2008, First Chester replaced many higher cost brokered CDs with lower cost FHLB borrowings.

Non-Interest Income

Total non-interest income from continuing operations decreased $2.0 million to $7.5 million in 2009, as compared to $9.5 million in 2008 and $11.8 million in 2007. The various components of non-interest income are discussed below.

During the third quarter of 2009, First Chester recorded a $1.6 million other than temporary impairment charge on four bank equity securities. Management concluded that the impairment on the securities was other than temporary mainly due to an extended fair market value of the securities below First Chester’s cost basis, continued deterioration of the financial condition of these companies and management’s conclusion that First Chester no longer had the intent to hold these securities until anticipated recovery. The securities were subsequently sold during the fourth quarter of 2009.

Loss on BOLI contract, included in asset impairment, relates to a $1.3 million reserve recorded in 2009 relating to a dispute with a third party guarantor on amounts due from a BOLI policy that was terminated in 2008. During the fourth quarter 2009, FNB recorded a $1.3 million write down of a receivable relating to the surrender of BOLI policy in 2008. During the fourth quarter 2009, management determined events that occurred during 2009 left us in non-compliance with the terms of the 2008 BOLI surrender agreement. As such, First Chester were unable to collect the stable value wrap portion of this former BOLI asset. In the first quarter of 2010, First Chester received $8.9 million in full payment of the net receivable.

During 2008, First Chester recorded an approximately $850 thousand pre-tax other than temporary impairment loss on a $1.0 million Lehman Brothers note held in FNB’s investment portfolio, as well as recorded a pretax loss of approximately $417 thousand on a $13.9 million overnight investment in the Reserve Primary Fund, or the Fund. The Fund was a short term overnight money market fund designed to maintain a constant $1.00 per share value. FNB typically used this type of fund to invest excess overnight cash. During the third quarter of 2008, the Fund’s value fell below $1.00 per share due to underlying Lehman Brothers commercial paper in the Fund. The Fund is currently in process of liquidation. FNB wrote its $13.9 million investment down to $13.5 million in the third quarter of 2008 and subsequently received $12.7 million over the remainder of 2008 and 2009. In January 2010, FNB received a $0.7 million distribution from the Fund. Management continues to assess the collectability of the remaining $87 thousand.

Net gains on the sales of investment securities were $854 thousand in 2009 as compared to $312 thousand in 2008 and $2 thousand in 2007. The sales of investment securities throughout 2009, 2008 and 2007 were the results of normal portfolio management and strategic portfolio shifting.

Other non-interest income decreased $1.1 million or 43.2% from $2.5million in 2008 to $1.4 million in 2009, reflecting the fourth quarter 2009 loss on sale of loans to Tower of $787 thousand. This compares with a decrease of $117 thousand or 4.4% from 2007.

Provision for Loan Losses

The provision for loan losses was $33.9 million for the year ended December 31, 2009, an increase of $32.3 million compared to $1.6 million for the year ended December 31, 2008. See the “Asset Quality and Allowance for Loan and Lease Losses” section in First Chester’s Management’s Discussion and Analysis for the year ended December 31, 2009 for further details regarding this year over year increase. The provision for loan losses increased $1.6 million during 2008 compared to 2007 mostly as a result of decreased quality of the loan portfolio. Total net loans charged off in 2009, 2008 and 2007 were $20.8 million, $.5 million and $.4 million, respectively.

Non-Interest Expense

Total non-interest expense from continuing operations increased $10.4 million from $33.6 million in 2008 to $44.0 million in 2009, compared to an increase of $1.0 million or 3.1% from 2007 to 2008. The various components of non-interest expense are discussed below.

Salaries and employee benefits increased $2.5 million or 13.4% from $18.4 million in 2008 to $20.8million in 2009, compared to a decrease of $653 thousand or 3.4% from $19.0 million in 2007. The increase during 2009 as compared to 2008 was primarily due to severance charges of approximately $600 thousand relating to a fourth quarter 2009 reduction in force, an increase in bonus expense of $492 thousand, an increase in compensation expense recorded on restricted stock grants of $463 thousand, an increase of $373 thousand in employee related benefits, and approximately $125 thousand of salaries relating to the Carlisle and Mountville branches acquired in the AHB acquisition. Salaries and employee benefits expense for 2008 includes a $417 thousand reduction of salary and benefits expense associated with loan origination costs not previously deferred in prior periods. Excluding this item, salaries and employee benefits decreased $236 thousand or 1.2% compared to the same period in 2007.

Occupancy, equipment and data processing expense increased $1.3million or 22.7% from $5.8 million in 2008 to $7.1 million in 2009, compared to an increase of $635 thousand or 12.3% from $5.2 million in 2007. The increase in 2009, as compared to 2008, was primarily due to higher occupancy expense associated with the new One North High Street administrative facility and Jennersville branch both put into service in the first quarter of 2009, as well as the Mountville and Carlisle branches acquired December 31, 2008. The higher expense in 2008, as compared to 2007, is primarily due to the addition of the Longwood and Downingtown branches in the first quarter of 2008.

FDIC insurance expense increased $1.9 million to $2.4 million in 2009 from $490 thousand in 2008 compared $87 thousand in 2007. In 2008 and 2009, the FDIC adopted rules that increased FDIC premiums significantly for all banks for assessment periods beginning in the first quarter of 2009. In addition, the FDIC instituted a special assessment for all banks for the second quarter of 2009. FDIC Deposit Insurance expense for 2009 includes approximately $673 thousand for this special assessment, recorded in the second quarter of 2009. The increase in FDIC insurance expense in 2008 over 2007 stemmed from 2006 legislation that increased assessments for all banks.

The Pennsylvania Bank Shares Tax was $989 thousand, $785 thousand and $705 thousand for the years 2009, 2008, and 2007, respectively. The Pennsylvania Bank Shares Tax is based primarily on a six year average of the Bank’s stockholders’ equity, and is paid on an annual basis. The increase shares tax in 2009 over 2008 is primarily due to the acquisition of AHB at December 31, 2008.

Professional services expense increased $3.3 million to $5.3 million in 2009 from $2.0 million in 2008, compared to $2.0 million in 2007. The 2009 increase was due to legal, consulting and audit fees related to the merger with Tower and capital-raising initiatives.

Communication expense increased $308 thousand or 59.4% to $826 thousand in 2009 from $518 thousand in 2008, and from $372 thousand in 2007. The increase in communications expense is primarily due to upgrades in infrastructure during early 2009, the first quarter 2009 addition of the new One North High Street administrative facility and Jennersville branch, as well as the Mountville and Carlisle branches acquired on December 31, 2008.

Total other non-interest expense increased $761 thousand or 21.2% from $3.6 million to $4.3 million in 2009 compared with an increase of $348 thousand or 10.7% from $3.2 million in 2007. The primary components of other non-interest expense over the past three years are as follows:

(Dollars in thousands)	2009	2008	2007
Postage and Supplies	$801	$716	$761
Loan and Deposit Supplies	733	619	548
Directors Expenses	495	390	379
Other	2,320	1,863	1,552

Total Other	$4,349	$3,588	$3,240

Postage and supplies expense increased due to the first quarter 2009 opening of the Jennersville branch as well as the acquisition of the Mountville and Carlisle branches on December 31, 2008. Loan and deposit supplies expense increased during 2009 due to the loans and deposits acquired in the AHB acquisition. Director expenses increased as the frequency of director meetings increased in 2009 due to the MOU, capital raising initiatives and the Tower merger. Increases in other expenses include various increases in insurance, contributions, and other miscellaneous costs related to the closing of the Royersford branch in the fourth quarter 2009.

Income Taxes

Income tax benefit was $464 thousand in 2009 compared to expense of $1.7 million in 2008 and $2.9 million in 2007, representing an effective tax rate of 1.5%, 24.3%, and 27.7%, respectively. During the fourth quarter of 2009, First Chester established a valuation allowance of approximately $7.5 million against a portion of First Chester’s deferred tax assets after concluding that it was more likely than not that a portion of the deferred tax asset would not be realized. In evaluating the ability to recover First Chester’s deferred tax assets, management considers all available positive and negative evidence regarding the ultimate realizability of First Chester’s deferred tax assets including past operating results and First Chester’s forecast of future taxable income. In addition, general uncertainty surrounding the future economic and business conditions have increased the likelihood of volatility in First Chester’s future earnings. First Chester has concluded and recorded a valuation allowance against its deferred tax asset, except for amounts that are available for carryback claims. The lower effective tax rate in 2008, as compared with 2007, was primarily due to increases in permanent differences as a relative percentage of pretax income.

Capital Adequacy

First Chester is subject to Risk-Based Capital Guidelines adopted by the Federal Reserve for bank holding companies. FNB is also subject to similar capital requirements adopted by the OCC. Under these requirements, the regulatory agencies have set minimum capital ratio thresholds. To be considered “well capitalized” banks must generally maintain a Tier I leverage ratio of at least 5%, a Tier 1 risk-based capital ratio of at least 6% and a total risked-based capital ratio of at least 10%. During the fourth quarter of 2009, the OCC advised management that the OCC had established new higher capital ratio requirements for FNB (individual minimum capital ratios, or IMCRs) thereby requiring FNB to maintain its Tier 1 leverage ratio at not less than 8%, its Tier 1 risk-based capital ratio at not less than 10% and its total risk-based capital ratio at not less than 12%. FNB was required to achieve these new higher levels by December 31, 2009.

First Chester’s efforts to raise capital before the OCC’s deadline consummated in the definitive merger agreement with Tower. As part of the merger agreement, Graystone Tower Bank increased First Chester’s loan from $4 million, which was entered into on November 20, 2009, to up to a maximum of $26 million. First Chester used the increased proceeds to make a capital contribution to FNB in effort to satisfy the capital requirements established by the OCC. The loan, as modified, is a non-revolving one year term loan bearing interest at the rate of 6% per annum, and is secured by a pledge of all of the common stock of FNB. Additionally, under the definitive merger agreement, Graystone Tower Bank purchased $52.5 million in first lien residential real estate and commercial loan participations at a 1.5% discount in effort to assist FNB in satisfying the IMCRs.

As of December 31, 2009, FNB met the IMCR threshold for Tier 1 risk-based capital, but was below the IMCR thresholds for Tier 1 leverage and total risk-based capital, and as of March 31, 2010, FNB met the IMCR thresholds for Tier 1 risk-based capital and total risk-based capital, but was below the IMCR threshold for Tier 1 leverage. The OCC may deem FNB’s noncompliance to be an unsafe and unsound banking practice which may subject FNB to a capital directive, a consent order, or such other administrative actions or sanctions as the OCC considers necessary. It is uncertain what actions, if any, the OCC would take with respect to noncompliance with these ratios, what action steps the OCC might require FNB to take to remedy this situation, and whether such actions would be successful.

First Chester’s and FNB’s risk-based capital ratios, shown below, have been computed in accordance with regulatory accounting policies. For more information relating to First Chester’ and FNB’s capital ratios can be found under the caption “Regulatory Matters” in the notes to consolidated financial statements for the year ended December 31, 2009, included elsewhere in this proxy statement/prospectus.

Risk Based Capital Ratios

	December 31,			Current Requirements to be Well-Capitalized*
	2009	2008	2007
First Chester
Tier 1 Leverage Ratio	5.71%	9.87%	9.22%	N/A
Tier I Capital Ratio	7.79%	9.14%	10.84%	N/A
Total Risk-Based Capital Ratio	9.16%	10.15%	11.92%	N/A

FNB
Tier 1 Leverage Ratio	7.68%	9.95%	8.58%	8.00%
Tier I Capital Ratio	10.47%	9.40%	10.08%	10.00%

Total Risk-Based Capital Ratio	11.74%	10.42%	11.18%	12.00%

*	Ratios imposed by the OCC under the IMCRs.

In April 2009, First Chester completed the placement of $5.2 million aggregate liquidation amount of fixed rate trust preferred securities (the “Trust Preferred Securities”), through a newly formed subsidiary, First Chester County Capital Trust IV, a wholly owned Delaware statutory trust (the “Trust”). In connection with the sale of the Trust Preferred Securities, First Chester issued $5.3 million of junior subordinated deferrable interest debentures (the “Debentures”) to the Trust. The Trust Preferred Securities and the Debentures have a 30 year maturity, and carry a fixed rate of interest of 12.0%. First Chester has retained the right to redeem the Trust Preferred Securities at par (plus accrued but unpaid interest) on any interest payment date on or after April 28, 2014.

First Chester’s trust preferred subsidiaries are deconsolidated in accordance with GAAP and the related securities qualify as Tier 1 capital under federal regulatory guidelines. These instruments are subject to a 25% capital limitation under risk-based capital guidelines developed by the Federal Reserve Board. In March 2005, the Federal Reserve Board amended its risk-based capital standards to expressly allow the continued limited inclusion of outstanding and prospective issuances of trust preferred securities in a bank holding company’s Tier 1 capital, subject to tightened quantitative limits. The Federal Reserve’s amended rule was to become effective March 31, 2009, and would have limited trust preferred securities and other restricted core capital elements to 25% of all core capital elements, net of goodwill less any associated deferred tax liability. On March 16, 2009, the Federal Reserve Board extended for two years the ability of bank holding companies to include restricted core capital elements as Tier 1 capital up to 25% of all core capital elements, including goodwill. The portion that exceeds the 25% capital limitation qualifies as Tier 2, or supplementary capital of First Chester. At December 31, 2009, the entire $20.8 million in trust preferred securities qualify as Tier 1.

Dividends

In the fourth quarter of 2009, First Chester reduced its dividend to common shareholders to $0.02 per share from $0.14 per share paid in the each of the previous quarters in 2009. This action was taken to preserve capital and cash at the holding company as one of the primary sources of cash to the holding company is dividend payments from FNB. Because of FNB’s capital constraints and because of OCC dividend payment restrictions when a national bank has insufficient retained net income to pay a dividend, the OCC will not allow FNB to pay a dividend to the holding company.

Contractual Obligations and Other Commitments

The following table sets forth contractual obligations and other commitments representing required and potential cash outflows as of December 31, 2009:

(Dollars in thousands)	Total	Less than 1 year	1 - 3 years	3 - 5 years	More Than 5 Years
Minimum annual rentals on non-cancelable operating leases (1)	$11,659	$1,869	$3,277	$2,841	$3,672
Contractual maturities of time deposits	516,022	322,174	183,486	6,884	3,478
Loan commitments (2)	390,059	390,059	—	—	—
Federal Home Loan Bank and other borrowings	172,897	110,734	49,659	10,415	2,089
Subordinated debt	20,795	—	—	—	20,795
Standby letters of credit	41,452	41,452	—	—	—

Total	$1,152,884	$866,288	$236,422	$20,140	$30,034

(1)	Amounts above include the lease on the Mountville, Pa facility where First Chester’s discontinued mortgage banking operations are located as well the locations of several joint ventures of the mortgage banking division. The total minimum annual rentals for these locations are as follows: Total: $4.2 million, Less than 1 year: $959 thousand, 1-3 years: $2.3 million, 3-5 years: $948 thousand.
(2)	Amounts include $203.1million of mortgage loans approved but not closed from the First Chester’s discontinued mortgage banking operations.

Quantitative and Qualitative Disclosures About Market Risk

As of June 30, 2010, there have been no material changes in First Chester’s assessment of its sensitivity to market risk since its presentation in the 2009 Annual Report on Form 10-K, which is set forth below.

Liquidity Management and Interest Rate Sensitivity

The objective of liquidity management is to ensure the availability of sufficient cash flows to meet all financial commitments and to capitalize on opportunities for business expansion. Liquidity management addresses First Chester’s ability to meet deposit withdrawals either on demand or at contractual maturity, to repay borrowings as they mature and to make new loans and investments as opportunities arise. Liquidity is managed on a daily basis enabling senior management to monitor changes in liquidity and to react accordingly to fluctuations in market conditions. First Chester’s primary sources of liquidity are funding available from growth of its existing deposit base, new deposits, FHLB, and cash flow from the investment and loan portfolios. First Chester considers funds from such sources to comprise its “core” funding sources because of the historical stability of such sources of funds. Additional liquidity comes from First Chester’s non-interest bearing demand deposit accounts and credit facilities. Other deposit sources include a tiered savings product and certificates of deposit in excess of $100,000. Details of deposits, non-interest-bearing demand deposit accounts and other deposit sources are highlighted in the “Deposit Analysis” table.

First Chester primarily utilizes borrowings from the FHLB and other entities in managing its interest rate risk and as a tool to augment deposits and in funding asset growth. First Chester may utilize these funding sources to better match its assets that are subject to longer term repricing (i.e., between one and five years). FHLB and other borrowings totaled $172.9 million compared to $171.2 million at December 31, 2009 and 2008, respectively. These borrowings consist of short and long term borrowings representing a combination of maturities. The average interest rate on these borrowings was 3.17% and 3.94% in 2009 and 2008.

FNB has access to several funding options through the FHLB, including overnight lines of credit, amortizing and non-amortizing fixed rate term and variable rate term advances. Additionally, FNB can acquire letters of credit from the FHLB for deposit collateralization purposes. As of December 31, 2009, the amount of borrowing advances and letters of credit outstanding under FNB’s line of credit with the FHLB was $144.5 million. FNB currently has a maximum borrowing capacity with the FHLB of approximately $60 million. In addition, FNB has backup lines of credit available from other financial institutions, as well as the Federal Reserve, totaling approximately $179.4 million.

The goal of interest rate sensitivity management is to avoid fluctuating net interest margins, and to enhance consistent growth of net interest income through periods of changing interest rates. Such sensitivity is measured as the difference in the volume of assets and liabilities in the existing portfolio that are subject to repricing in a future time period. First Chester’s net interest rate sensitivity, or its “gap position,” within one year is a negative $155.3 million or (11.3%) of total assets at December 31, 2009, compared with a negative $293 million or (22.5%) of total assets at the end of 2008. First Chester’s gap position is just one tool used to evaluate interest rate risk and the stability of net interest margins. The data in the following chart represents the gap position at a specific point in time and may not be indicative of future gap positions. Another tool that First Chester management uses to evaluate interest rate risk is a computer simulation model that assesses the impact of changes in interest rates on net interest income and net income under various interest rate forecasts and scenarios. Management has set acceptable limits of risk within its Asset Liability Committee policy and monitors the results of the simulations against these limits quarterly. Management monitors interest rate risk as a regular part of corporate operations with the intention of maintaining a stable net interest margin.

INTEREST RATE SENSITIVITY GAP AS OF DECEMBER 31, 2009

	Repricing Periods
(Dollars in thousands)	Within One Year	Two Through Five Years	Greater Than Five Years	Non-Rate Sensitive	Total
ASSETS
Federal funds sold	$1,721	$—	$—	$—	$1,721
Investment securities	38,228	18,117	14,978	11,375	82,698
Interest bearing deposits in banks	124,107	—	—	—	124,107
Loans held for sale	202,757				202,757
Loans and leases	357,747	389,434	154,708	(23,217)	878,672
Cash and due from banks	—	—	—	20,853	20,853
Premises & equipment	—	—	—	22,469	22,469
Other assets	—	—	—	43,959	43,959

Total assets	$724,560	$407,551	$169,686	$75,439	$1,377,236

LIABILITIES AND CAPITAL
Non-interest-bearing deposits	$—	$—	$—	$155,647	$155,647
Interest bearing deposits	754,278	196,896	3,479	—	954,653
FHLB and other borrowings	110,129	60,270	2,498	—	172,897
Subordinated debt	15,465	—	5,330	—	20,795
Other liabilities	—	—	—	16,342	16,342
Capital	—	—	—	56,902	56,902

Total liabilities and capital	$879,872	$257,166	$11,307	$228,891	$1,377,236

Net interest rate sensitivity gap	$(155,312)	$150,385	$158,379	$(153,452)	$—

Cumulative interest rate sensitivity gap	$(155,312)	$(4,927)	$153,452	$—	$—

Cumulative interest rate sensitivity gap divided by total assets	(11.3)%	(0.4)%	11.1%

The table below summarizes estimated changes in net interest income over the twelve-month period ending December 31, 2010, assuming a static balance sheet under alternative interest rate scenarios. The change in interest rates was modeled to simulate the effect of a proportional shift in asset and liability ratios (rate ramp). The prime rate used as the “driver rate” in these simulations is the average December 2009 prime rate that is reported in the Wall Street Journal.

(Dollars in thousands)	Net Interest Income	Dollar Change	Percent Change
Change in Interest Rates
+200 Basis Points	$43,965	$4,405	11.1%
+100 Basis Points	41,652	2,092	5.3%
Flat Rate	39,560	—	—
-100 Basis Points	37,571	(1,989)	(5.0)%
-200 Basis Points	35,656	(3,904)	(9.9)%

First Chester management believes that the assumptions utilized in evaluating the vulnerability of its net interest income to changes in interest rates approximate actual experience; however, its interest rate sensitivity of assets and liabilities, as well as the estimated effect of changes in interest rates on net interest income, could vary substantially if different assumptions are used or actual experience differs from the experience on which the assumptions were based.

In the event First Chester should experience a mismatch in its desired gap position or an excessive decline in our net interest income subsequent to an immediate and sustained change in interest rates, First Chester has a number of options which it could utilize to remedy such a mismatch. First Chester could restructure its investment portfolio through sale or purchase of securities with more favorable repricing attributes. First Chester could also promote loan products with appropriate maturities or repricing attributes. First Chester could also solicit deposits or search for borrowings with more desirable maturities. However, market circumstances might make execution of these strategies cost prohibitive or unattainable.

The nature of First Chester’s current operations is such that it is not subject to foreign currency exchange or commodity price risk. However, FNB is subject to interest rate risk with respect to its mortgage banking division. When FNB contractually commits with a customer to an interest rate on a residential mortgage loan that it intends to sell, FNB may be at risk that the value of the loan, when ultimately sold, will be less than par. To hedge this risk, FNB enters into a derivative contract, primarily consisting of forward loan sale commitments. Additionally, First Chester’s liquidity planning takes into account current risks in its mortgage banking operations. First Chester sells residential mortgage loans to various secondary market investors under several agreements. In the event First Chester breaches certain requirements within these agreements, the investors have the ability to suspend or terminate the agreements. A suspension or termination could expose First Chester to interest rate and liquidity risk, and also limit First Chester ability to manage its balance sheet size and maintain compliance with regulatory capital guidelines. First Chester is currently in default under these agreements due to its failure to file our audited financial statements within the specified timeframe, its failure to satisfy the IMCRs, and in certain cases the inclusion of a “going concern” explanatory paragraph in the auditors’ report regarding the consolidated financial statements. To date, two of the investors under these agreements have terminated their agreements with First Chester. Additionally, other investors, to whom First Chester sells nearly 88% of its loan production, have verbally indicated that although First Chester is in breach of the above mentioned requirements, they will forebear the defaults for an unspecified period of time.

First Chester management expects that subsequent to the sale of the AHB Division and its mortgage origination platform, the liquidity of FNB will increase as the existing loans in the warehouse and the pipeline are processed and sold. First Chester management further expects to reinvest the proceeds from these sales in short-term investments and in loans to customers.

Security Ownership of Certain Beneficial Owners and Management of First Chester

The following table sets forth, as of August 31, 2010, unless otherwise noted, the number and percentage of shares of First Chester common stock which, according to the information supplied to First Chester, are beneficially owned by: (i) each of the named executive officers of First Chester; (ii) each of the directors of First Chester; (iii) each holder who is the beneficial owner of more than five percent (5%) of the issued and outstanding shares of common stock; and (iv) all directors and executive officers of First Chester as a group. A person owns his shares directly as an individual unless otherwise indicated.

	Number of Shares (1)	Percentage of Class
Name of Beneficial Owner
Named Executive Officers
John A. Featherman, III (2)	100,669	1.59%
Sheryl S. Vittitoe (3)	15,000	*
James M. Deitch (4)	118,806	1.87%
Clay T. Henry (5)	23,463	*
Anna Ruth Smith (6)	70,583	1.11%
Kevin C. Quinn (7)	33,224	*
John E. Balzarini (8)	6,101	*

Outside Directors
Brian K. Campbell (9)	13,450	*
M. Robert Clarke (10)	15,400	*
Clifford E. DeBaptiste (11)	150,670	2.38%
John S. Halsted (12)	15,653	*
J. Carol Hanson (13)	10,412	*
Lynn Marie Johnson-Porter (14)	51	*
Edward A. Leo (15)	6,100	*
Matthew S. Naylor (16)	1,000	*
David L. Peirce (17)	28,875	*
John B. Waldron (18)	9,724	*

All directors and executive officers as a group (19 persons)	637,994	9.90%

*	Less than one percent.
(1)	Shares of Common Stock which are held in First Chester’s retirement savings plan (the “Retirement Savings Plan”) are reported as of December 31, 2009, the most recent date for which such information is available. The voting of shares held in the Retirement Savings Plan may be directed by the person for whose account such shares are held. Applicable percentages are based on 6,319,956 shares outstanding on August 31, 2010, adjusted as required by rules promulgated by the SEC.
(2)	Consists of: a) 37,459 shares as to which Mr. Featherman has sole voting and investment power; b) 26,150 shares held in an IRA account as to which he has sole voting and investment power; c) 9,483 shares as to which he shares voting and investment power with his wife; d) 2,868 shares over which his wife has sole voting and investment power; e) 15,171 shares held in the Retirement Savings Plan as to which he has shared voting power, f) 739 shares held in the Dividend Reinvestment Plan as to which he has shared voting power and g) 8,800 shares issuable pursuant to options exercisable within 60 days of August 31, 2010.
(3)	Consists of 15,000 shares as to which Ms. Vittitoe has sole voting and investment power. Ms. Vittitoe is the former Chief Financial Officer of First Chester. She resigned from that position on March 1, 2010.
(4)	Consists of: a) 38,432 shares as to which Mr. Deitch has sole voting and investment power; b) 39,556 shares as to which he shares voting and investment power with his wife and c) 45,500 shares issuable pursuant to options exercisable within 60 days of August 31, 2010.

(5)	Consists of: a) 2,000 shares as to which Mr. Henry has sole voting and investment power, b) 21,000 unvested shares of restricted stock as to which he has sole voting power and c) 463 shares held in the Dividend Reinvestment Plan as to which he has shared voting power.
(6)	Consists of: 38,733 shares as to which Ms. Smith has sole voting and investment power and b) 31,850 shares issuable pursuant to options exercisable within 60 days of August 31, 2010.
(7)	Consists of: a) 8,000 shares as to which Mr. Quinn has sole voting and investment power; b) 242 shares as to which he shares voting and investment power with his wife; c) 2,140 shares over which his wife has sole voting and investment power; d) 7,992 shares held in the Retirement Savings Plan as to which he has shared voting power and e) 14,850 shares issuable pursuant to options exercisable within 60 days of July 9, 2010. Mr. Quinn is the former President of First Chester. These holdings are based on the First Chester’s stock records for Mr. Quinn as of the date of his resignation on October 16, 2009.
(8)	Consists of: a) 500 shares as to which Mr. Balzarini has sole voting and investment power and b) 5,601 shares held in the Retirement Savings Plan as to which he has shared voting power. Mr. Balzarini is the former Chief Financial Officer of First Chester. These holdings are based on the First Chester’s stock records for Mr. Balzarini as of the date of his resignation on August 20, 2009.
(9)	Consists of 13,450 shares as to which Mr. Campbell has sole voting and investment power.
(10)	Consists of: a) 2,200 shares as to which Mr. Clarke has sole voting and investment power; b) 6,600 shares as to which he shares voting and investment power with his wife; and c) 6,600 shares issuable pursuant to options exercisable within 60 days of August 31, 2010.
(11)	Consists of: a) 139,770 shares as to which Mr. DeBaptiste has sole voting and investment power; b) 4,300 shares held in an IRA account as to which he has sole voting and investment power; and c) 6,600 shares issuable pursuant to options exercisable within 60 days of August 31, 2010.
(12)	Consists of: a) 8,444 shares as to which Mr. Halsted has sole voting and investment power; b) 609 shares as to which his wife has sole voting and investment power; and c) 6,600 shares issuable pursuant to options exercisable within 60 days of August 31, 2010.
(13)	Consists of: a) 3,812 shares as to which Ms. Hanson has sole voting and investment power and b) 6,600 shares issuable pursuant to options exercisable within 60 days of August 31, 2010.
(14)	Consists of 51 shares as to which Ms. Johnson-Porter and her mother share voting and investment power.
(15)	Consists of 6,100 shares as to which Mr. Leo has sole voting and investment power.
(16)	Consists of 1,000 shares as to which Mr. Naylor has sole voting and investment power.
(17)	Consists of: a) 20,075 shares as to which Mr. Peirce has sole voting and investment power; b) 2,200 shares held in an IRA account as to which he has sole voting and investment power; and c) 6,600 shares issuable pursuant to options exercisable within 60 days of August 31, 2010.
(18)	Consists of: a) 220 shares as to which Mr. Waldron has sole voting and investment power and b) 9,504 shares as to which he shares voting and investment power with his wife.

Description of Tower

General

Tower Bancorp, Inc. is a Pennsylvania business corporation organized in 1983 and registered as a bank holding company pursuant to the Bank Holding Company Act of 1956, as amended. On March 31, 2009, Tower merged with Graystone Financial Corp., a privately held Pennsylvania business corporation and a registered bank holding company under the BHC Act, with Tower as the surviving bank holding company. Contemporaneous with the holding company merger, Tower’s wholly-owned subsidiary, The First National Bank of Greencastle, merged with and into Graystone Bank, the wholly-owned subsidiary of Graystone Financial Corp., with Graystone Bank as the surviving institution under the name “Graystone Tower Bank.” On April 22, 2010, Tower became a financial holding company pursuant to the Gramm-Leach-Bliley Act.

As of June 30, 2010, Tower had total deposits of approximately $1.3 billion, total assets of approximately $1.6 billion and shareholders’ equity of approximately $165.3 million.

Description of Business of Tower

Tower’s primary activity consists of owning and supervising its subsidiary, Graystone Tower Bank. The day-to-day management of Graystone Tower Bank is conducted by the subsidiary’s officers. Tower derives the majority of its current income from Graystone Tower Bank.

Tower contemplates that in the future it will evaluate and may acquire, or may cause its subsidiaries to acquire, other financial institutions. Tower also may seek to enter businesses closely related to banking or to acquire existing companies already engaged in such activities. Any acquisition by Tower will require prior approval of the Federal Reserve, the Pennsylvania Department of Banking, and, in some instances, other regulatory agencies and its shareholders.

Description of Business of Graystone Tower Bank

Graystone Tower Bank was originally incorporated on September 2, 2005, as a Pennsylvania-chartered bank. Graystone Tower Bank is a full-service community bank operating 27 offices in eight counties of central Pennsylvania and Maryland through its Graystone Bank and Tower Bank divisions. Graystone Tower Bank offers a complete range of financial products to consumer, businesses and not-for-profit customers through various delivery channels. Residential mortgage services are offered by Graystone Tower Bank principally through a mortgage banking subsidiary, Graystone Mortgage, LLC, in which Graystone Tower Bank holds a 90% membership interest. Graystone Tower Bank also maintains a 20% interest in Dellinger, Dolan, McCurdy and Phillips Investment Advisors, LLC, which offers investment advisory services to high net worth individuals and not for profit entities, and 401(k) plans for business clients.

As of June 30, 2010, Graystone Tower Bank had 322 full-time employees and 33 part-time employees. Management considers relations with our employees to be good. Graystone Tower Bank is not a party to any collective bargaining agreement.

For more information about Tower, please see “Where You Can Find More Information” on page     .

Comparison of Shareholders’ Rights

Upon completion of the merger, First Chester shareholders will become Tower shareholders, and their rights will be governed by the articles of incorporation and bylaws of Tower. Consequently, certain differences in the rights of the shareholders of Tower might exist between their rights as either Tower or First Chester shareholders.

The following is a summary of the material differences that First Chester shareholders will experience regarding their rights as shareholders of Tower. This discussion is not a complete statement of all differences affecting the rights of First Chester and Tower shareholders, and we qualify this discussion in its entirety by reference to the Pennsylvania Business Corporation Law and the articles of incorporation and bylaws of First Chester and Tower.

Number of Authorized Shares of Capital Stock

Tower. The articles of incorporation authorize 50,000,000 shares of common stock and 500,000 shares of preferred stock.

First Chester. The articles of incorporation authorize 25,000,000 shares of common stock.

Special Meetings of Shareholders

Tower. Special meetings of the shareholders may be called by the Chairman, the President, the Executive Vice President, if any, a majority of the directors or of its executive committee, or by shareholders entitled to cast at least one-fourth of the votes for that particular meeting.

First Chester. Special meetings of the shareholders may be called by the Chairman, the President, a majority of the directors, or by shareholders entitled to cast at least 20% of the votes for that particular meeting.

Notice of Shareholder Meetings

Tower. Unless required otherwise by law, each shareholder is entitled to notice of a meeting of shareholders at least ten days before the meeting.

First Chester. Unless required otherwise by law, each shareholder is entitled to notice of a meeting of shareholders at least five days before the meeting.

Fixing the Record Date

Tower. The board of directors may fix a time as the record date for the event not more than 90 days prior to the date of any meeting, the date fixed for the payment of a dividend, the date for the allotment of rights, and the date when any change or conversion of shares will be made or go in effect.

First Chester. The board of directors may fix a time as the record date for the event not more than 50 days prior to the date of any meeting, the date fixed for the payment of a dividend, the date for the allotment of rights, and the date when any change or conversion of shares will be made or go in effect.

Composition of the Board of Directors

Tower. The current bylaws of Tower require that the board of directors be comprised of between five and 25 directors. Prior to an amendment and restatement of the Tower bylaws on July 27, 2010, the Tower board of directors was divided into three classes of directors with each director in a class serving a three-year term such that only the terms of directors in a single class expire in a given year. As a result of the amendment and restatement, the current Tower bylaws provide that: (i) beginning with the 2011 annual meeting of shareholders, nominees elected to the Tower board of directors will be elected for one-year terms; (ii) directors elected prior to the 2011 annual meeting will serve the remainder of their elected term, even if greater than one year; (iii) a director selected to fill a vacancy resulting from an increase in the number of directors will hold office until the next annual meeting following his selection; (iv) a director appointed to fill a vacancy resulting from the death, resignation or removal from office of a director shall hold office for the remainder of the term of the director they are replacing; and (v) a director selected to fill a vacancy resulting from an increase in the number of directors will hold office until the next annual meeting of shareholders.

First Chester. The current bylaws of First Chester require that the board be comprised of between five and 25 directors. The board of directors is divided into three classes of directors as nearly equal in number as possible; each director in a class serves a three-year term such that only the terms of directors in a single class expire in a given year. Upon a vacancy on the board of directors, the majority of the remaining directors will fill the open position.

Composition of Board of Director Committees

Tower. The current bylaws of Tower authorize the Tower board to appoint an executive committee and such other committees as the board deems necessary, with the executive committee, if one is appointed, to consist of the chairman of the board, if any, the Chief Executive Officer, if any, or otherwise the President, and not less than two nor more than three other directors (who shall not be employees of Tower or any Tower subsidiary).

First Chester. Other than requiring that committees designated by the board of directors consist of two or more directors, there are no restrictions regarding the composition of board of director committees in the articles of incorporation or bylaws of First Chester.

Qualifications of Directors

Tower. Tower’s bylaws do not contain specific qualifications for directors other than the requirement that a person be of legal age.

First Chester. First Chester’s bylaws provide that a director must be a shareholder of the corporation.

Shareholder Nominations of Directors

Tower. Shareholders wishing to nominate a candidate for election to the board of directors must notify the Secretary of Tower in writing 45 days prior to the date of any meeting of shareholders called for the election of directors. The notice must contain:

•	The name and address of the proposed nominee;

•	The age of the proposed nominee;

•	The principal occupation of the proposed nominee;

•	The number of shares the proposed nominee owns of Tower;

•	The total number of shares that, to the knowledge of the notifying shareholder, that will be voting for the proposed nominee;

•	The name and residence address of the notifying shareholder; and

•	The number of shares the notifying shareholder owns of Tower.

Though not specified in Tower’s bylaws, shareholders who wish to include their nomination in the proxy materials of Tower also must comply with the timing and information requirements of SEC Rule 14a-8 promulgated under the Securities Exchange Act of 1934.

First Chester. Under Pennsylvania law, the board of directors or any shareholder entitled to vote for the election of directors may make nominations for the election of directors. Though not specified in First Chester’s bylaws, shareholders who wish to include their nomination in the proxy materials of First Chester also must comply with the timing and information requirements of SEC Rule  14a-8 promulgated under the Securities Exchange Act of 1934.

Amendment of Articles of Incorporation

Tower. The affirmative vote of a majority of the shares present, in person or by proxy, at the meeting and entitled to vote on the matter may amend the articles of incorporation. However, only the affirmative vote of the holders of at least two-thirds of the outstanding shares of Tower common stock may amend Article 7 of the articles of incorporation, which relates to super-majority shareholder approval of mergers, consolidations, liquidations, or dissolutions.

First Chester. The articles of incorporation may only be amended by the affirmative vote of the holders of at least 75% of the outstanding shares of common stock, unless 75% of the directors recommend such amendment, in which case the affirmative vote of a majority of the outstanding shares of common stock is required.

Amendment of Bylaws

Tower. The affirmative vote of shareholders holding a majority of the outstanding common stock of Tower may amend Tower’s bylaws. The majority vote of the board of directors also may amend the bylaws; however, an amendment of the bylaws by the board of directors is subject to the power of the shareholders to amend or repeal the amendment by an affirmative vote of the holders of a majority of the outstanding shares of common stock.

First Chester. The affirmative vote of a majority of the shares present, in person or by proxy, at the meeting and entitled to vote on the matter may amend First Chester’s bylaws. The bylaws may also be amended by a majority vote of the board of directors.

Fundamental Changes

Tower. Tower’s articles of incorporation require the approval of at least 66 2/ 3% of the outstanding shares of Tower common stock for the merger, consolidation, liquidation or dissolution of Tower.

First Chester. First Chester’s articles of incorporation require the affirmative vote of 75% of the outstanding shares of First Chester common stock to approve certain business combinations, including a merger, consolidation, sale, lease or exchange of all or substantially all of First Chester’s assets or reclassification of securities, in such transactions with a person or group of persons who have 20% or more voting power; unless 75% of the directors recommend such transaction, in which case the board may waive the super-majority vote requirement and require the affirmative vote of a majority of the outstanding shares of common stock.

Directors’ Duty to Consider a Merger or Combination with Another Corporation

Tower. Pennsylvania Business Corporation Law states that in considering a transaction such as a merger or combination with another corporation:

•	a director can consider a number of factors and groups in determining whether the transaction is in the best interests of Tower;

•	a director need not consider the interests of any particular group as dominant or controlling;

•	directors, in order to satisfy the presumption that they have acted in the best interests of Tower, need not satisfy any special burden of proof;

•

actions approved by a majority of disinterested directors are presumed to satisfy these standards unless clear and convincing evidence shows that the directors did not assent to the action in good faith after reasonable investigation; and

•	the fiduciary duty of a director is owed only to Tower and may be enforced by Tower or a shareholder in a derivative action, but not by a shareholder directly.

In addition to these provisions in the Pennsylvania Business Corporation Law, Tower’s articles of incorporation further provide that its board of directors may, if it deems it advisable, oppose a tender or other offer for Tower’s securities, whether the offer is in cash or in the securities of a corporation or otherwise. When considering whether to oppose an offer, the board of directors may, but is not legally obligated to, consider any pertinent issue. Though the board of directors is not legally obligated to consider the following, the articles of incorporation give examples of factors the board of directors may consider:

•	whether the offer price is acceptable based on the historical and present operating results or financial condition of Tower;

•	whether a more favorable price could be obtained for Tower’s securities in the future;

•

the reputation and business practice of the offeror and its management and affiliates as they would affect the shareholders, employees, depositors and customers of Tower and its subsidiaries and the future value of Tower’s stock;

•

the value of the securities (if any) which the offeror is offering in exchange for Tower’s securities based on an analysis of the worth of Tower as compared to the other entity whose securities are being offered; and

•	any antitrust or other legal and regulatory issues that are raised by the offer.

If Tower’s board of directors determines that an offer should be rejected, it may take any lawful action to accomplish its purpose. The articles of incorporation give these examples:

•	advising shareholders not to accept the offer;

•	litigation against the offeror;

•	filing complaints with all governmental and regulatory authorities;

•	acquiring the offeror corporation’s own securities;

•	selling or otherwise issuing authorized but unissued securities or treasury stock or granting options with respect thereto;

•	acquiring a company to create an antitrust or other regulatory problem for the offeror; and

•	obtaining a more favorable offer from another individual or entity.

First Chester. The articles of incorporation of First Chester do not further characterize the fiduciary duty of a director to consider a merger or business combination beyond the duty as described in the Pennsylvania Business Corporation Law summarized above.

PROPOSAL II –

ADJOURNMENT OF THE SPECIAL MEETING

In the event that either Tower or First Chester does not have sufficient votes for a quorum or to approve the matters to be considered by its shareholders at its respective special meeting of shareholders, they intend to adjourn the meeting to permit further solicitation of proxies. Tower and First Chester can only use proxies they receive at the time of its meeting to vote for adjournment, if necessary, by submitting the question of adjournment to its shareholders as a separate matter for consideration.

The boards of directors of Tower and First Chester recommend that their respective shareholders vote “FOR” the proposal to adjourn the meeting to a later date or dates to permit further solicitation of proxies in the event that there are not sufficient votes at the time of the meeting to approve the matters to be considered by the shareholders at the meeting.

If shareholders properly execute their proxy, Tower and First Chester will consider that those shareholders voted in favor of the adjournment proposal unless their proxy indicates otherwise. If Tower or First Chester adjourns its special meeting, it will not give notice of the time and place of the adjourned meeting other than by an announcement of such time and place at the meeting.

Approval of the adjournment of the meeting requires the affirmative vote of a majority of the shares present at the meeting, in person or by proxy, whether or not a quorum is present.

Other Matters

As of the date of this document, the respective boards of directors of Tower and First Chester know of no matters that will be presented for consideration at their respective meetings other than as described in this document. If any other matters shall properly come before the meeting and be voted upon, your properly executed proxy card will be deemed to confer discretionary authority on the individuals named as proxies therein to vote the shares represented by such proxies as to any such matters in accordance with their own judgment.

No person is authorized to give any information or make any representation other than those contained or incorporated by reference in this document, and, if given or made, such information or representation should not be relied upon as having been authorized by Tower or First Chester.

This does not constitute an offer to exchange or sell, or a solicitation of an offer to exchange or purchase, the Tower common stock offered by this document, nor does it constitute the solicitation of a proxy, in any jurisdiction in which such offer or solicitation is not authorized or to or from any person to whom it is unlawful to make such offer or solicitation.

The information contained in this document speaks as of the date hereof unless otherwise specifically indicated. The delivery of this document shall not, under any circumstances, create any implication that there has been no change in the affairs of Tower or First Chester since the date of this document or that the information in this document or in the documents incorporated by reference in this document is correct at any time subsequent to that date.

Legal Matters

The validity of the Tower common stock to be issued in the merger and certain tax matters relating to the merger are being passed upon for Tower by the law firm of Rhoads & Sinon LLP, Harrisburg, Pennsylvania. As of                     , 2010, certain Rhoads & Sinon LLP attorneys beneficially own in the aggregate approximately                      shares of Tower common stock. Certain tax matters relating to the merger are being passed upon for First Chester by Hogan Lovells US LLP, Washington, DC.

Experts

The consolidated financial statements of Tower Bancorp, Inc. as of December 31, 2009, and for the year ended December 31, 2009, have been incorporated by reference herein in reliance upon the report of KPMG LLP, an independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Graystone Financial Corp. as of December 31, 2008 and for the years ended December 31, 2008 and 2007, have been incorporated herein in reliance upon the report of ParenteBeard LLC, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of First Chester County Corporation as of December 31, 2009 and December 31, 2008 and for the years ended December 31, 2009, 2008 and 2007 that are included in this document have been included in reliance upon the report of Grant Thornton LLP, an independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

Shareholder Proposals

Tower Annual Meeting

Any shareholder who, in accordance with and subject to the provisions of the proxy rules of the Securities and Exchange Commission, wishes to submit a proposal for inclusion in Tower’s proxy statement for its 2011 annual meeting of shareholders must deliver the proposal in writing to the Secretary of Tower Bancorp, Inc. at Tower’s principal executive offices at 112 Market Street, Harrisburg, Pennsylvania, not later than December 24, 2010.

First Chester Annual Meeting

Because Tower and First Chester anticipate that the transaction will be completed during the fourth quarter of 2010, First Chester does not intend to hold a 2010 annual meeting of First Chester shareholders. In the event the transaction is not completed and such a meeting is held, to be eligible for inclusion in First Chester’s proxy statement related to such a meeting, shareholder proposals must be received by First Chester within a reasonable time before First Chester begins to print and mail its proxy solicitation materials for the 2010 annual meeting. First Chester shareholders intending to submit proposals must send their proposals to the Secretary of the First Chester County Corporation at 9 North High Street, West Chester, Pennsylvania 19380.

Where You Can Find More Information

Tower filed a registration statement on Form S-4 on                     , 2010 to register with the Securities and Exchange Commission its shares of common stock to be issued to First Chester shareholders in the merger transaction. This document is part of that registration statement and constitutes a prospectus of Tower in addition to being a joint proxy statement of Tower and First Chester for their respective shareholder meetings. As permitted by SEC rules, this document does not contain all of the information you can find in the registration statement or the exhibits to the registration statement.

Tower and First Chester file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Tower and First Chester at the Securities and Exchange Commission’s public reference room at the following location:

Public Reference Room

100 F Street, N.E.

Room 1580

Washington, DC 20549

Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference room. Securities and Exchange Commission filings by Tower and First Chester are also available to the public from commercial document retrieval services and at the web site maintained by the Securities and Exchange Commission at http://www.sec.gov.

Incorporation by Reference

The Securities and Exchange Commission allows Tower to “incorporate by reference” information into this document, which means that we can disclose important information to you by referring you to other information that has been filed with the Securities and Exchange Commission. The information incorporated by reference is considered to be part of this document, except for any information superseded by information contained in subsequent incorporated filings or by information in this document.

This document incorporates by reference the Tower documents set forth below that Tower previously filed with the Securities and Exchange Commission. These documents contain important information about Tower. You should read this document together with the information incorporated by reference.

Documents filed by Tower (SEC File No. 001-34277):

•

The unaudited pro forma condensed combined balance sheet as of December 31, 2008 and unaudited pro forma condensed combined statement of operations of Tower for the year ended December 31, 2008, filed as Exhibit 99.1 to the Form 8-K/A filed on June 1, 2009;

•	Tower Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed on March 16, 2010;

•	Tower Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2010 and June 30, 2010;

•

Tower Current Reports on Form 8-K filed on January 27, 2010, February 8, 2010, March 9, 2010, April 28, 2010, May 3, 2010, May 24, 2010, May 25, 2010, June 30, 2010, July 28, 2010 and August 26, 2010; and

•

The description of Tower common stock set forth in Tower’s registration statement on Form 8-A filed with the SEC on April 2, 2009 pursuant to the Securities Exchange Act of 1934, as amended, including any amendment or reports filed under the Exchange Act for the purpose of updating such description.

Tower is also incorporating by reference additional documents that it files with the Securities and Exchange Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this document and prior to the date of the special meeting of First Chester shareholders. Any statement contained in a document that is incorporated by reference will be deemed to be modified or superseded for all purposes to the extent that a statement contained in this document (or in any other document that is subsequently filed with the SEC and incorporated by reference) modifies or is contrary to that previous statement.

Notwithstanding the foregoing, any document or portion of a document that is “furnished” to, but not “filed” with, the SEC is not incorporated by reference into this document.

These documents may be obtained as explained above; see “Where You Can Find More Information” at page     , or you may request a free copy of any or all of these documents, including exhibits that are specifically incorporated by reference into these documents, by writing to or calling Tower at the following address or telephone number:

Tower Bancorp, Inc.

112 Market Street

Harrisburg, Pennsylvania 17101

Attention: Carl D. Lundblad, Secretary

(717) 231-2700

If you would like to request documents, please do so by                     , 2010 to receive the documents before the Tower and First Chester shareholder meetings.

Neither Tower nor First Chester has authorized anyone to give any information or make any representation about the merger or the companies that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials incorporated into this joint proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. Information in this joint proxy statement/prospectus about Tower has been supplied by Tower and information about First Chester has been supplied by First Chester. The information contained in this joint proxy statement/prospectus speaks only as of the date of this joint proxy statement/prospectus unless the information specifically indicates that another date applies.

FIRST CHESTER COUNTY CORPORATION

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)	June 30, 2010	December 31, 2009
	(unaudited)
ASSETS
Cash and due from banks	$19,306	$20,853
Federal funds sold and other overnight investments	806	1,721
Interest bearing deposits	23,638	124,107

Total cash and cash equivalents	43,750	146,681
Investment securities available-for-sale, at fair value	62,801	82,698
Loans and leases	867,478	901,889
Less: allowance for loan and lease losses	(21,534)	(23,217)

Net loans and leases	845,944	878,672
Premises and equipment, net	19,389	20,513
Deferred tax asset, net	357	2,593
Bank owned life insurance	1,510	1,474
Other real estate owned	1,414	3,692
Other assets	19,915	32,560
Discontinued assets (see Note 6):
Mortgage loans and related derivative instruments	169,126	205,150
Other discontinued assets held for sale	3,664	3,203

Total assets	$1,167,870	$1,377,236

LIABILITIES
Deposits
Non-interest-bearing	$161,760	$155,647
Interest-bearing (including certificates of deposit over $100 thousand of $178,679 and $250,757 at June 30, 2010 and December 31, 2009, respectively)	830,207	954,653

Total deposits	991,967	1,110,300
Federal Home Loan Bank advances and other borrowings	83,302	172,897
Subordinated debentures	20,795	20,795
Other liabilities	12,176	13,097
Discontinued liabilities (see Note 6)	4,078	3,245

Total liabilities	$1,112,318	$1,320,334

EQUITY
Common stock, par value $1.00; authorized 25,000,000 shares; outstanding, 6,354,475 at June 30, 2010 and December 31, 2009	$6,354	$6,354
Additional paid-in capital	23,772	23,678
Retained earnings	24,122	25,753
Accumulated other comprehensive income (loss)	177	(499)
Treasury stock, at cost: 35,374 shares and 13,702 shares at June 30, 2010 and December 31, 2009, respectively	(443)	(209)

Total First Chester County Corporation stockholders’ equity	53,982	55,077
Non-controlling interests	1,570	1,825

Total equity	$55,552	$56,902

Total liabilities and equity	$1,167,870	$1,377,236

The accompanying notes are an integral part of these statements.

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
(Dollars in thousands – except per share)	2010	2009	2010	2009
INTEREST INCOME
Loans and leases, including fees	$12,071	$13,367	$24,442	$26,576
Investment securities	463	996	894	2,227
Federal funds sold and deposits in banks	72	13	191	35

Total interest income	12,606	14,376	25,527	28,838

INTEREST EXPENSE
Deposits	2,576	3,105	5,518	6,973
Subordinated debt	276	252	547	426
Federal Home Loan Bank and other borrowings	992	1,514	2,426	2,973

Total interest expense	3,844	4,871	8,491	10,372

Net interest income	8,762	9,505	17,036	18,466
Provision for loan and lease losses	132	5,084	398	6,471

Net interest income after provision for loan and lease losses	8,630	4,421	16,638	11,995

NON-INTEREST INCOME
Wealth management and advisory services	1,100	1,048	1,989	1,966
Service charges on deposit accounts	579	659	1,165	1,291
Gains on sales and calls of investment securities, net	1	89	1	1
Operating lease rental income	247	345	504	685
Net (loss) gains on the sale of fixed assets and OREO	(27)	72	(75)	117
Write down of other real estate owned	—	—	(1,333)	—
Bank owned life insurance	18	13	36	26
Other	561	496	1,205	1,081

Total non-interest income	2,479	2,722	3,492	5,167

NON-INTEREST EXPENSE
Salaries and employee benefits	3,528	4,894	7,110	10,127
Occupancy, equipment and data processing	1,677	1,823	3,429	3,599
Depreciation expense on operating leases	199	290	407	570
FDIC deposit insurance	670	1,062	1,340	1,475
Bank shares tax	239	232	478	467
Professional services	2,695	832	4,510	1,408
Marketing	151	446	376	620
Other real estate expense	1	10	61	15
Communications expense	150	240	340	452
Other	1,425	1,005	2,308	1,920

Total non-interest expense	10,735	10,834	20,359	20,653

Income (loss) from continuing operations before income taxes	374	(3,691)	(229)	(3,491)
INCOME TAXES	—	(780)	—	(787)

NET INCOME (LOSS) FROM CONTINUING OPERATIONS	374	(2,911)	(229)	(2,704)
DISCONTINUED OPERATIONS:
Income (loss) from discontinued operations, net of taxes of $0 for the three and six months ended June 30, 2010 and $524 thousand and $2.0 million for the three and six months ended June 30, 2009, respectively	449	3,482	(549)	6,833
Less: Net income attributable to non-controlling interests	654	633	853	870

Net (loss) income attributable to discontinued operations	$(205)	$2,849	$(1,402)	$5,963
NET INCOME (LOSS) INCOME ATTRIBUTABLE TO FIRST CHESTER COUNTY CORPORATION	$169	$(62)	$(1,631)	$3,259

PER SHARE DATA
Net income (loss) per share from continuing operations (Basic)	$0.06	$(0.46)	$(0.04)	$(0.43)

Net income (loss) per share from continuing operations (Diluted)	$0.06	$(0.46)	$(0.04)	$(0.43)

Net (loss) income per share from discontinued operations (Basic)	$(0.03)	$0.45	$(0.22)	$0.95

Net (loss) income per share from discontinued operations (Diluted)	$(0.03)	$0.45	$(0.22)	$0.95

Net income (loss) per share attributable to First Chester County Corporation (Basic)	$0.03	$(0.01)	$(0.26)	$0.52

Net income (loss) per share attributable to First Chester County Corporation (Diluted)	$0.03	$(0.01)	$(0.26)	$0.52

Dividends declared	$—	$0.14	$—	$0.28

Basic weighted average shares outstanding	6,320,546	6,268,195	6,328,446	6,255,295

Diluted weighted average shares outstanding	6,320,546	6,268,195	6,328,446	6,255,295

The accompanying notes are an integral part of these statements.

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Six Months Ended June 30,
(Dollars in thousands)	2010	2009
OPERATING ACTIVITIES
Net (loss) income attributable to First Chester County Corporation	$(1,631)	$3,259
Net income attributable to non-controlling interests	853	870

Net (loss) income including non-controlling interests	$(778)	$4,129

Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation	1,536	1,835
Provision for loan and lease losses	398	6,471
Amortization of investment security premiums and accretion of discounts, net	234	182
Amortization of deferred loan fees	(1,050)	(1,099)
Gains on sales and calls of investment securities available for sale, net	(1)	(1)
Net gains (losses) from sales of fixed assets and OREO	75	(117)
Write down of other real estate owned	1,333	—
Net gain from mortgage banking activities	(22,988)	(25,439)
Proceeds from the sale of mortgage loans held for sale	553,157	1,218,374
Origination of mortgage loans held for sale	(494,230)	(1,435,744)
Net cash paid for the settlement of derivative contracts	(516)	(1,005)
Stock-based compensation expense	64	100
Decrease (increase) in deferred tax asset	1,887	(29)
Decrease (increase) in other assets	10,527	(7,116)
Increase in other liabilities	765	6,632

Net cash provided by (used in) operating activities	50,413	(232,827)

INVESTING ACTIVITIES
Net decrease (increase) in loans	33,380	(8,010)
Proceeds from sales of investment securities available-for-sale	—	30,333
Proceeds from maturities, prepayments and calls of investment securities available-for-sale	21,403	6,867
Purchases of investment securities available-for-sale	(713)	(5,786)
Proceeds from the sale of OREO	2,191	1,475
Purchase of premises and equipment	(502)	(3,281)
Proceeds from the sale of premises and equipment	137	—

Net cash provided by investing activities	55,896	21,598

FINANCING ACTIVITIES
Change in subsidiary’s shares from non-controlling interest	(1,108)	(552)
Increase in short term Federal Home Loan Bank and other short term borrowings	10,000	145,000
Increase in long term Federal Home Loan Bank and other borrowings	—	48,300
Repayment of long term Federal Home Loan Bank and other borrowings	(99,595)	(59,097)
Proceeds from issuance of subordinated debentures	—	5,330
Net (decrease) increase in deposits	(118,333)	241
Cash dividends paid	—	(874)
Net treasury stock transactions	(204)	90

Net cash (used in) provided by financing activities	(209,240)	138,438

NET DECREASE IN CASH AND CASH EQUIVALENTS	(102,931)	(72,791)
Cash and cash equivalents at beginning of period	146,681	95,150

Cash and cash equivalents at end of period	$43,750	$22,359

Supplementary cash flow information:
Interest paid	$9,643	$6,300
Income taxes paid	$—	$50
Loans transferred to real estate owned	$1,137	$1,117

The accompanying notes are an integral part of these statements.

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(UNAUDITED)

	Common Stock		Additional Paid -in Capital	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Treasury Stock	Non- Controlling Interest	Total Equity	Comprehensive Income
(Dollars in thousands)	Shares	Par Value
Balance January 1, 2009	6,331,975	$6,332	$24,708	$57,899	$(3,292)	$(1,815)	$1,485	$85,317
Cumulative effect adjustment under ASC 860-50	—	—	—	240	—	—	—	240

Balance January 1, 2009, as adjusted	6,331,975	6,332	24,708	58,139	(3,292)	(1,815)	1,485	85,557
Change in subsidiary shares from non-controlling interest	—	—	—	—	—	—	(552)	(552)
Net income	—	—	—	3,259	—	—	870	4,129	$4,129
Cash dividends declared	—	—	—	(1,749)	—	—	—	(1,749)
Other comprehensive income	—	—	—	—	—	—	—	—
Net unrealized gains on investment securities available-for-sale	—	—	—	—	888	—	—	888	888
Treasury stock transactions	—	—	(1,316)	—	—	1,406	—	90
Stock based compensation	—	—	100	—	—	—	—	100

Total comprehensive income									$5,017
Balance June 30, 2009	6,331,975	$6,332	$23,492	$59,649	$(2,404)	$(409)	$1,803	$88,463

Balance January 1, 2010	6,354,475	$6,354	$23,678	$25,753	$(499)	$(209)	$1,825	$56,902
Change in subsidiary shares from non-controlling interest	—	—	—	—	—	—	(1,108)	(1,108)
Net (loss) income	—	—	—	(1,631)	—	—	853	(778)	$(778)
Other comprehensive income	—	—	—	—	—	—	—	—
Net unrealized gains on investment securities Available-for-sale	—	—	—	—	676	—	—	676	676
Treasury stock transactions	—	—	30	—	—	(234)	—	(204)
Share based compensation	—	—	64	—	—	—	—	64

Total comprehensive loss									$(102)
Balance June 30, 2010	6,354,475	$6,354	$23,772	$24,122	$177	$(443)	$1,570	$55,552

The accompanying notes are an integral part of these statements.

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

1.	Summary of Significant Accounting Policies

Basis of presentation

The foregoing unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial information. The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Certain prior period amounts have been reclassified to conform to current year presentation, which includes reclassifications for discontinued operations (see Note 6 for discontinued operations disclosure and Note 12 for earnings (loss) per share). Actual results could differ from those estimates.

In the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial position and the results of operations for the interim periods presented have been included. The results of operations for the three and six month periods ended June 30, 2010 are not necessarily indicative of the results to be expected for the full year. These interim financial statements should be read in conjunction with the consolidated financial statements and footnotes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2009 (our “2009 Annual Report”).

Prior to January 1, 2010, our business was conducted through two primary segments, community banking and mortgage banking. During the first quarter 2010, we announced the potential sale of our American Home Bank (“AHB”) mortgage banking segment. Accordingly, the mortgage banking operations related to this segment have been reclassified, and are now presented as discontinued operations in the consolidated statements of operations. Certain assets and liabilities of this former segment are presented as discontinued assets held for sale. The statements of cash flows are presented on a consolidated basis, including both continuing and discontinued operations. The notes to the consolidated financial statements have been adjusted to exclude discontinued operations unless otherwise noted. Footnote segment disclosures are not provided. Refer to Note 6 of the accompanying consolidated financial statements for information related to discontinued operations.

The consolidated financial statements include the accounts of First Chester County Corporation (“First Chester” or the “Corporation”) and First National Bank of Chester County (the “Bank”). All material intercompany balances and transactions have been eliminated in consolidation.

2.	Going Concern

The Corporation’s financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. However, due to the Corporation’s financial results, the substantial uncertainty throughout the U.S. banking industry and other matters discussed in this report, a substantial doubt exists regarding our ability to continue as a going concern. Our financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern.

As further described in Note 5, on October 16, 2009, the Bank entered into a Memorandum of Understanding (“MOU”) with the Office of the Comptroller of the Currency (“OCC”). The OCC also mandated higher individual minimum capital ratios (“IMCRs”), which the Bank was required to achieve by December 31, 2009. Continued operations may depend on the Corporation’s ability to comply with the terms of the MOU, the IMCRs and the closing of the pending merger with Tower Bancorp, Inc. (“Tower”).

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

For the year ended December 31, 2009, the Corporation incurred a net loss from operations, primarily from the higher provisions for loan losses due to increased levels of non-performing assets, the write-off of goodwill and the establishment of a valuation allowance on the deferred tax assets. Our efforts to raise capital to comply with the IMCRs prior to the deadline ultimately resulted in the planned merger with Tower, as described in Note 3 below, which was announced on December 28, 2009. In addition, in efforts to conserve capital, we elected to reduce and subsequently suspend our cash dividends on our common stock beginning with the third quarter of 2009. However, despite the above efforts, as of March 31, 2010 and December 31, 2009, the Bank was below certain IMCR thresholds. The Corporation is in compliance with the IMCRs as of June 30, 2010, as further discussed in Note 5.

Management and the board of directors are committed to the planned merger with Tower. However, if the announced merger were not to occur, then Management would seek to recapitalize the Bank by finding another merger partner or by raising additional capital in the public or private markets. The Corporation is completing a regular planning cycle for 2011, which includes, among other things, updating the Corporation’s strategic business plan and creating detailed operating and marketing plans for the Bank as an independent company.

3.	Pending Merger

On December 27, 2009, the Corporation entered into a definitive merger agreement, as amended on March 4, 2010 (the “Merger Agreement”), with Tower, the holding company for Graystone Tower Bank (“Graystone”), pursuant to which First Chester will merge with and into Tower (the “Merger”), with Tower being the surviving corporation. The Merger Agreement also provides that upon consummation of the merger, the Bank will merge with and into Graystone, with Graystone as the surviving institution (the “Bank Merger”). The Merger Agreement additionally provides for the potential sale of the AHB segment at or prior to the consummation of the Merger. At the effective time of the Merger, the board of directors of Tower will be increased by three (3) directors and three (3) of the current directors of First Chester selected by the board of directors of First Chester, with the approval of Tower’s board of directors, will be added to the board of directors of Tower, to serve as such for no less than three years.

Under the terms of the Merger Agreement, shareholders of First Chester will receive 0.453 shares of Tower common stock for each share of First Chester common stock they own. The Merger Agreement establishes loan delinquency thresholds and provides for an increase or reduction in the consideration paid by Tower to First Chester shareholders in the event of specified increases or decreases in First Chester Delinquent Loans (as defined in the merger agreement) prior to closing.

Directors and executive officers of First Chester have entered into Voting Agreements with Tower, pursuant to which they have agreed, among other things, to vote all shares of common stock of First Chester owned by them in favor of the approval of the Merger at the special shareholder’s meeting to vote upon the Merger.

Consummation of the Merger is subject to certain terms and conditions, including, but not limited to, receipt of various regulatory approvals and approval by both Tower’s and First Chester’s shareholders and First Chester Delinquent Loans not exceeding $90 million in the aggregate. As of June 30, 2010, all regulatory approvals have been received from the bank regulators. However, certain of these approvals contain expiration dates such that extensions may need to be obtained if the merger is not closed prior to the end of the third quarter of 2010.

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

4.	Recent Accounting Pronouncements

In July 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-20, Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. The update requires companies to provide more information in their disclosures about the credit quality of their financing receivables and the credit reserves held against them. The amendments that require disclosures as of the end of a reporting period are effective for the periods ending on or after December 15, 2010. ASU No. 2010-20 will enhance the disclosure requirements for financing receivables and credit losses, but will not impact the Corporation’s financial position, results of operations or cash flows.

In February 2010, the FASB issued ASU 2010-09, Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements. This guidance removes the requirement for a SEC filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of GAAP. ASU 2010-09 is intended to remove potential conflicts with the SEC’s literature and all of the amendments are effective upon issuance, except for the use of the issued date for conduit debt obligors. The Corporation adopted the guidance for the interim period ending June 30, 2010 with no impact on the Corporation’s financial condition or results of operations.

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. This guidance requires: (1) disclosure of the significant amount transferred in and out of Level 1 and Level 2 fair value measurements and the reasons for the transfers; and (2) separate presentation of purchases, sales, issuances and settlements in the reconciliation for fair value measurements using significant unobservable inputs (Level 3). In addition, ASU 2010-06 clarifies the requirements of the following existing disclosures set forth in FASB Accounting Standards Codifications (ASC) 820, “Fair Value Measurements and Disclosures”: (1) For purposes of reporting fair value measurement for each class of assets and liabilities, a reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities; and (2) a reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. This guidance is effective for interim and annual reporting periods beginning January 1, 2010, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements, which are effective for fiscal years beginning January 1, 2011, and for interim periods within those fiscal years. The Corporation adopted the guidance on January 1, 2010, and the guidance did not have an impact on the Corporation’s financial condition or results of operations.

In June 2009, the FASB updated ASC 860, “Transfers and Servicing,” to eliminate the concept of a qualifying special-purpose entity (“QSPE”), modify the criteria for applying sale accounting to transfers of financial assets or portions of financial assets, differentiate between the initial measurement of an interest held in connection with the transfer of an entire financial asset recognized as a sale and participating interests recognized as a sale and remove the provision allowing classification of interests received in a guaranteed mortgage securitization transaction that does not qualify as a sale as available-for-sale or trading securities. The updates to ASC 860 clarify (i) that an entity must consider all arrangements or agreements made contemporaneously or in contemplation of a transfer, (ii) the isolation analysis related to the transferor and its consolidated subsidiaries and (iii) the principle of effective control over the transferred financial asset. The updates to ASC 860 also enhance financial statement disclosures. The updates to ASC 860 are effective for fiscal years beginning after November 15, 2009 with earlier application prohibited. Revised recognition and measurement provisions are to be applied to transfers occurring on or after the effective date

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

and the disclosure provisions are to be applied to transfers that occurred both before and after the effective date. The guidance was effective for January 1, 2010 and did not have an impact on the Corporation’s financial condition or results of operations.

In June 2009, the FASB updated ASC 810, “Consolidation,” to modify certain characteristics that identify a variable interest entity (“VIE”), revise the criteria for determining the primary beneficiary of a VIE, add an additional reconsideration event to determining whether an entity is a VIE, eliminating troubled debt restructurings as an excluded reconsideration event and enhance disclosures regarding involvement with a VIE. Additionally, with the elimination of the concept of QSPEs in the updates to ASC 860, entities previously considered QSPEs are now within the scope of ASC 810. Entities required to consolidate or deconsolidate a VIE will recognize a cumulative effect in retained earnings for any difference in the carrying amount of the interest recognized. The updates to ASC 810 are effective for fiscal years beginning after November 15, 2009 with earlier application prohibited. The guidance was effective for January 1, 2010 and did not have an impact on the Corporation’s financial condition or results of operations.

5.	Regulatory Matters

Supervisory Actions

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can prompt certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Corporation’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators involving factors such as the risk weights assigned to assets and what items may be counted as capital. Regulators also have broad discretion to require any institution to maintain higher capital levels than otherwise required by statute or regulation, even institutions that are considered “well-capitalized” under applicable regulations.

On October 16, 2009, the Board of Directors of the Bank entered into an MOU with the OCC. An MOU with regulatory authorities is an informal action that is not published or publicly available and that is used when circumstances warrant a milder form of action than a formal supervisory action, such as a formal written agreement or order. Under the MOU, the Bank has agreed to address, among other things, the following matters:

•	Develop a comprehensive three-year capital plan;

•	Take action to protect criticized assets and adopt and implement a program to eliminate the basis of criticism of such assets;

•	Establish an effective program that provides for early problem loan identification and a formal plan to proactively manage those assets;

•	Review the adequacy of the Bank’s information technology activities and Bank Secrecy Act compliance and approve written programs of policies and procedures to provide for compliance; and

•	Establish a Compliance Committee of the Board to monitor and coordinate the Bank’s adherence to the provisions of the MOU.

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

The Board of Directors and Management have initiated corrective actions to comply with the provisions of the MOU.

Additionally, in November 2009, the Bank was advised that the OCC established IMCRs for the Bank higher than the capital ratios generally applicable to banks under current regulations. In the case of the Bank, the OCC established IMCRs requiring a Tier 1 leverage ratio of at least eight percent (8%), a Tier 1 risk-based capital ratio of at least ten percent (10%) and a total risk-based capital ratio of at least twelve percent (12%) which the Bank was required to achieve by December 31, 2009. The Corporation’s efforts to raise capital prior to the deadline ultimately resulted in the planned merger with Tower Bancorp, which was announced on December 28, 2009. During the fourth quarter of 2009, the Corporation also received notice from the Federal Reserve, its primary regulator, that the Federal Reserve must approve any dividends to be paid in advance of the declaration or payment of the dividend.

For the purpose of satisfying the IMCRs, during December 2009, the Corporation entered into an amendment to our existing loan agreement with Graystone to recapitalize the Bank. As of December 31, 2009, the Corporation borrowed the full $26.0 million available under the credit facility which was contributed to the Bank as Tier 1 capital. Additionally, Graystone purchased $52.5 million in first lien residential real estate and commercial loan participations at a 1.5% discount.

As set forth in the tables below, as of June 30, 2010, the Bank met the IMCR thresholds for all capital ratios, but as of December 31, 2009, the Bank was below the IMCR thresholds for Tier 1 leverage and total risk-based capital.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Individual Minimum Capital Ratios
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of June 30, 2010:
Leverage Ratio
Corporation	73,765	6.03%	48,916	>4.00%	N/A	N/A
Bank	102,574	8.40%	48,833	>4.00%	97,665	>8.00%

Tier I Capital Ratio
Corporation	73,765	8.09%	36,469	>4.00%	N/A	N/A
Bank	102,574	11.27%	36,395	>4.00%	90,986	>10.00%
Total Risk Based Capital Ratio
Corporation	87,635	9.61%	72,938	>8.00%	N/A	N/A
Bank	114,106	12.54%	72,789	>8.00%	109,184	>12.00%
As of December 31, 2009:
Leverage Ratio
Corporation	76,459	5.71%	53,522	>4.00%	N/A	N/A
Bank	102,617	7.68%	53,472	>4.00%	106,943	>8.00%

Tier I Capital Ratio
Corporation	76,459	7.79%	39,262	>4.00%	N/A	N/A
Bank	102,617	10.47%	39,203	>4.00%	98,008	>10.00%

Total Risk Based Capital Ratio
Corporation	89,936	9.16%	78,525	>8.00%	N/A	N/A
Bank	115,035	11.74%	78,407	>8.00%	117,610	>12.00%

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

Dividend Restrictions

The Bank, as a national bank, is required by federal law to obtain the approval of the OCC for the payment of dividends if the total of all dividends declared by the Board of Directors of the Bank in any calendar year will exceed the total of the Bank’s net income for that year and the retained net income for the preceding two years, less any required transfers to surplus or a fund for the retirement of any preferred stock, subject to the further limitations that a national bank can pay dividends only to the extent that the payment of such dividends would not cause the Bank to become “undercapitalized” (as defined under federal law). There were no dividends declared or payable by the Bank as of June 30, 2010.

During the fourth quarter of 2009, the Corporation received notice from the Federal Reserve Board that the Federal Reserve must approve any dividends to be paid by the Corporation in advance of the declaration or payment of the dividend. The Corporation announced during the first quarter 2010 that it will not be paying any dividends prior to the completion of the proposed merger. There were no dividends declared or payable by the Corporation as of June 30, 2010.

6.	Discontinued Assets Held for Sale and Discontinued Operations

On March 4, 2010, the Corporation and Tower, entered into an amendment to the Merger Agreement, which provides for the merger of the Bank with and into Graystone, with Graystone as the surviving institution. Graystone and the Bank entered into a Bank Plan of Merger on March 4, 2010. The amendment additionally provides for the potential sale of the AHB division at or prior to the consummation of the Merger. The Corporation has engaged a financial advisor to assist in the sale of the AHB division.

The results of operations of a component of an entity that has either been disposed of, or is classified as held for sale, shall be reported in discontinued operations if both the operations and cash flows of the component have been, or will be, eliminated from ongoing operations of the entity as a result of the disposal transaction and the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

In determining whether the Corporation met the conditions for a qualified plan of sale, management considered the relevant accounting guidance and concluded that the “held for sale” conditions were met during the first quarter 2010. Management determined that the Corporation will exit significant mortgage banking activities after the sale of AHB and, as such, certain assets and liabilities of the Corporation’s mortgage banking operations will be presented as discontinued assets held for sale and the results of operations directly related to mortgage banking activity will be presented as discontinued operations for the quarter ended March 31, 2010, and for all future periods.

Loans held for sale and related derivative instruments are shown as a separate disposal group separate from other AHB assets. Based on discussions with interested third parties to date, management anticipates that these assets, although discontinued from the Corporation’s future business model most likely will not be sold in the transaction as described above. These assets although directly related to the mortgage banking segment’s operations are to be sold by the Corporation in the normal course of business shortly after the close of a potential sale transaction. The Corporation does not expect to originate significant loans held for sale after the completion of the sale of its mortgage banking operations.

The remaining assets, disposal group 2, will likely be sold as indicated in the amended Merger Agreement noted above. The carrying value of these assets are required to be at the lower of their carrying value or fair market value less costs to sell, and depreciation and amortization expense associated with assets held-for-sale ceases.

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

	June 30, 2010	December 31, 2009
Disposal Group 1
Loans held for sale, at fair value	$166,818	$202,757
Derivative instruments, at fair value	2,308	2,393

Total assets	$169,126	$205,150

Fair value of derivative instruments	$331	$—

Total liabilities	$331	$—

Disposal Group 2
Premises and equipment	$2,007	$1,956
Other miscellaneous assets	1,657	1,247

Total assets	$3,664	$3,203

Accounts payable and accrued liabilities	$3,747	$3,245

Total liabilities	$3,747	$3,245

Results of operations for discontinued operations for the three and six months ended June 30, 2010 and 2009 are presented below.

	Three Months Ended June 30,
	2010	2009
Interest income (1)	$1,491	$3,099
Interest expense (2)	380	881

Net interest income	1,111	2,218
Non-interest income	13,280	15,280
Non-interest expense	13,942	13,492

Income before income taxes	449	4,006
Income taxes	—	524

Net income prior to non-controlling interest	$449	$3,482

Less: Net income attributable to non-controlling interest	$654	$633

(Loss) income from discontinued operations, net of taxes	$(205)	$2,849

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

	Six Months Ended June 30,
	2010	2009
Interest income (1)	$2,686	$4,944
Interest expense (2)	728	1,561

Net interest income	1,958	3,383
Non-interest income	23,473	28,242
Non-interest expense (3)	25,980	22,804

(Loss) income before income taxes	(549)	8,821
Income taxes	—	1,988

Net (loss) income prior to non-controlling interest	$(549)	$6,833

Less: Net income attributable to non-controlling interest	$853	$870

(Loss) income from discontinued operations, net of taxes	$(1,402)	$5,963

(1)	Interest income excludes interest income earned on the Corporation’s residential and construction loans held for investment that was previously disclosed as part of the results of operations of the mortgage banking segment. Management anticipates that these held for investment portfolios will remain as part of the Corporation’s continuing community banking operations after the sale of the mortgage banking business.

(2)	Interest expense of the mortgage banking segment is based on management’s internal methodology of allocating consolidated interest expense of the Corporation’s existing funding sources to the mortgage banking segment’s assets directly related to discontinued loans held for sale and certain discontinued non-interest earning assets held for sale. This allocation methodology is consistent with management’s previous segment reporting policies, however, it excludes any funding costs attributable to the Corporation’s residential and construction loans held for investment that were previously disclosed as part of the results of operations of the mortgage banking segment. Imputed interest expense of the mortgage banking segment is shown as part of the consolidated statement of operations as deposit and Federal Home Loan Bank (“FHLB”) advances and other borrowings interest expense. To properly report the net loss (income) from discontinued operations, interest expense from deposits of $347 thousand and $665 thousand and interest expense from FHLB advances and other borrowings of $33 thousand and $63 thousand for the three and six month periods ending June 30, 2010, respectively, was reclassified from the Corporation’s continuing operations on the consolidated statements of operations to interest expense from discontinued operations. Interest expense from deposits of $778 thousand and $1.4 million and interest expense from FHLB advances and other borrowings of $103 thousand and $180 thousand for the three and six month periods ending June 30, 2009, respectively, was reclassified from the Corporation’s continuing operations on the consolidated statements of operations to interest expense from discontinued operations.

(3)	Non-interest expense includes a $500 thousand charge recorded in the first quarter 2010 resulting from anticipated investment banking, legal and audit fees directly related to the potential sale of AHB.

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

7.	Investment Securities

The Corporation’s investment portfolio consists of the following categories of securities:

•	US Treasury – Consists of debt securities issued by the US Government.

•	US Government Agency Notes – Consists of debt instruments issued by US Government agencies such as the Federal Home Loan Bank and Freddie Mac.

•

US Government Agency Mortgage Backed Securities – Consists of residential mortgage pass-through securities and collateralized mortgage obligations “CMOs” issued by US government agencies such as GNMA, FNMA and Freddie Mac. The GNMA pass-through securities or the underlying GNMA securities backing the CMOs are guaranteed by the US Government, while the FNMA and Freddie Mac pass-through securities or the underlying FNMA and Freddie Mac securities backing the CMOs are guaranteed by the respective US Government agency.

•	Collateralized Mortgage Obligations–Residential – Consists of private label CMOs backed by non-government agency residential mortgage pools.

•	Collateralized Mortgage Obligations–Commercial – Consists of private label CMOs backed by non-government agency commercial mortgage pools.

•	State and Municipal – Consists of securities issued by state, city or local governments.

•	Corporate Debt Securities – Consists of corporate debt securities.

•	Bank equity securities – Consists of equity securities of banks, bank holding companies or bank trust preferred securities.

•	Other Equity Securities – Consists primarily of equity securities of the Federal Reserve and the Federal Home Loan Bank.

The amortized cost, gross unrealized gains and losses, and fair market value of the Corporation’s available-for-sale securities at June 30, 2010 and December 31, 2009 are summarized as follows:

June 30, 2010

(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
US Treasury	$5,002	$16	$—	$5,018
US Government agency notes	2,005	1	—	2,006
US Government agency mortgage-backed securities	31,076	1,197	(20)	32,253
Collateralized mortgage obligations – Residential	1,113	4	(106)	1,011
Collateralized mortgage obligations – Commercial	1,003	—	(87)	916
State and municipal	3,270	49	—	3,319
Corporate debt securities	7,048	—	(826)	6,222
Bank equity securities	525	59	(19)	565
Other equity securities	11,491	—	—	11,491

Totals	$62,533	$1,326	$(1,058)	$62,801

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

December 31, 2009

(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
US Treasury	$20,003	$13	$—	$20,016
US Government agency notes	2,040	7	—	2,047
US Government agency mortgage–backed securities	36,193	902	(100)	36,995
Collateralized mortgage obligations – Residential	1,249	—	(251)	998
Collateralized mortgage obligations – Commercial	1,004	—	(196)	808
State and municipal	4,542	52	—	4,594
Corporate debt securities	7,056	—	(1,191)	5,865
Bank equity securities	525	50	(42)	533
Other equity securities	10,842	—	—	10,842

	$83,454	$1,024	$(1,780)	$82,698

The amortized cost and estimated fair value of debt securities classified as available-for-sale at June 30, 2010, by contractual maturity, are shown in the following table. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

(Dollars in thousands)	Amortized Cost	Fair Value
Due in one year or less	$5,949	$5,980
Due after one year through five years	9,887	9,436
Due after five years through ten years	500	506
Due after ten years	989	643

	17,325	16,565
Mortgage-backed securities and CMOs	33,192	34,180
Bank equity and other equity securities	12,016	12,056

	$62,533	$62,801

During the six months ended June 30, 2010, there were no sales of investment securities available for sale. Proceeds from the sale of investment securities available for sale for the three months ended June 30, 2009 were $18.5 million. Gross gains from the sale of investment securities for the three months ended June 30, 2009 were $89 thousand. The principal amount of investment securities pledged to secure public deposits and for other purposes required or permitted by law were $50.8 million at June 30, 2010 and $71.4 million at December 31, 2009. Other than US government agency mortgage back securities, there were no securities held from a single issuer that represented more than 10% of stockholders’ equity.

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

The table below indicates the length of time individual securities have been in a continuous unrealized loss position at June 30, 2010.

(Dollars in thousands)	Less than 12 months			12 months or longer		Total
Description of Securities	Number of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
US Government agency mortgage-backed securities	2	$3,465	$(20)	$—	$—	$3,465	$(20)
Collateralized mortgage obligations – Residential	1	—	—	569	(106)	569	(106)
Collateralized mortgage obligations – Commercial	1	—	—	1,003	(87)	1,003	(87)
Corporate debt securities	6	987	(13)	5,235	(813)	6,222	(826)
Bank equity securities	2	—	—	235	(19)	235	(19)

Total temporarily impaired investment securities	12	$4,452	$(33)	$7,042	$(1,025)	$11,494	$(1,058)

The table below indicates the length of time individual securities have been in a continuous unrealized loss position at December 31, 2009.

(Dollars in thousands)	Less than 12 months			12 months or longer		Total
Description of Securities	Number of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
US Government agency mortgage-backed securities	5	$9,386	$(100)	$—	$—	$9,386	$(100)
Collateralized mortgage obligations – Residential	3	292	—	700	(251)	992	(251)
Collateralized mortgage obligations – Commercial	1	—	—	808	(196)	808	(196)
Corporate debt securities	6	—	—	5,865	(1,191)	5,865	(1,191)
Bank equity securities	2	—	—	213	(42)	213	(42)

Total temporarily impaired investment securities	17	$9,678	$(100)	$7,586	$(1,680)	$17,264	$(1,780)

Other than Temporary Impairment

In accordance with ASC 320-10, “Investments — Debt and Equity Securities,” the Corporation evaluates its securities portfolio for other-than-temporary impairment (“OTTI”) throughout the year. Each investment, that has a fair value less than the book value is reviewed on a quarterly basis by management. Management considers at a minimum the following factors that, both individually or in combination, could indicate that the decline is other-than-temporary: (a) the Corporation has the intent to sell the security; (b) it is more likely than not that it will be required to sell the security before recovery; and (c) the Corporation does not expect to recover the entire amortized cost basis of the security. Among the factors that are considered in determining intent is a review of capital adequacy, interest rate risk profile and liquidity at the Corporation. An impairment charge is recorded against individual securities if the review described above concludes that the decline in value is other-than-temporary. There were no impairments recorded during the six months ended June 30, 2010 and 2009 on available for sale securities.

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

Specific conclusions for each category of securities with an unrealized loss position and where management believed an other than temporary impairment analysis was warranted are summarized below:

CMO — Residential and Commercial

There are a total of two private label CMO securities that had unrealized loss positions at June 30, 2010. One of the securities had a AA- rating from S&P, and the other had a B- rating from S&P. All contractual cash flows have been received on these securities. All of these issuances have subordinated tranches supporting principal. In addition, we conducted due diligence of publicly available information regarding these securities and no material information came to our attention that would indicate an inability to recover our basis in these securities. We reviewed and considered information about the underlying collateral as well information provided by our professional investment advisors. This information indicated likelihood that subordinate tranches of the CMO provide sufficient protection to the Bank’s senior tranches such that management can conclude that the probability of suffering a principal loss is unlikely. Because the Company does not intend to sell these securities and it is more likely than not that the Company will not be required to sell the securities before recovery of its amortized cost basis, which may be maturity, it does not consider these investments to be other-than-temporarily impaired at June 30, 2010.

Corporate Debt Securities

There are a total of six securities in this category that had unrealized loss positions at June 30, 2010. All of these securities are obligations of well-known, established companies or subsidiaries thereof. All contractual cash flows have been received on these securities. Depreciation on three of the securities accounted for 91% of the total depreciation in this category. For these three securities management reviewed rating agency information and noted that all three securities had below investment grade ratings. Current news and filings as well as the length and duration of the depreciation was also reviewed and management concluded that there was no information that would indicate a going concern or other issue that would impair our ability to recover our cost basis. Management performed additional analysis, which included reviewing analysis from our third party investment advisor as well as current news and filings. The conclusion drawn from this information was that there was no information that indicated a going concern or other issue that would impair our ability to recover our cost basis. Because the Corporation does not intend to sell these securities and it is not more likely than not that the Corporation will be required to sell the securities before recovery of its amortized cost basis, it does not consider these investments to be other-than-temporarily impaired at June 30, 2010.

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

8.	Loans and Leases

The following charts present information about major loan classifications as well as impaired loans and lease balances as of June 30, 2010 and December 31, 2009:

June 30, 2010

(Dollars in thousands)	Loan Balance	Impaired Loan Balance	Number of Impaired Loans	Specific Allowance on Impaired Loans
Commercial loans	$312,533	$18,215	54	$2,615
Real estate – commercial	258,350	19,198	15	2,203
Real estate – commercial construction	56,629	13,242	12	286
Real estate – residential	93,715	2,524	9	826
Real estate – residential construction	31,695	844	2	348
Consumer loans	113,531	1,517	37	262
Lease financing receivables	1,025	89	3	89

Totals	$867,478	$55,629	132	$6,629

Unearned income included in the carrying amount of the loan balances above was $772 thousand at June 30, 2010. The amount of deposit account overdrafts classified as loans above totaled $146 thousand at June 30, 2010.

The non-accrual loan and lease balance was $37.0 million at June 30, 2010. The approximate gross interest income that would have been recorded for the three and six months ending June 30, 2010 if the $37.0 million in non-accrual loans had been current in accordance with their original terms was $533 thousand and $859 thousand, respectively. The actual amount of interest income included in net income as of the three and six months ended June 30, 2010 on these loans was $2 and $35 thousand, respectively resulting from interest earned prior to the loans being placed on non-accrual status.

December 31, 2009

(Dollars in thousands)	Loan Balance	Impaired Loan Balance	Number of Impaired Loans	Specific Allowance on Impaired Loans
Commercial loans	$334,286	$13,269	35	$1,029
Real estate – commercial	261,643	12,071	11	3,637
Real estate – commercial construction	66,204	8,786	8	135
Real estate – residential	88,024	2,601	7	644
Real estate – residential construction	29,387	2,137	7	874
Consumer loans	120,767	2,596	42	1,148
Lease financing receivables	1,578	167	8	55

Totals	$901,889	$41,627	118	$7,522

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

Unearned income included in the carrying amount of the loan balances above was $746 thousand at December 31, 2009. The amount of deposit account overdrafts classified as loans above totaled $220 thousand at December 31, 2009.

The non-accrual loan and lease balance was $27.6 million at December 31, 2009. The approximate gross interest income that would have been recorded for the twelve months ending December 31, 2009 if the $27.6 million in non-accrual loans had been current in accordance with their original terms was $1.8 million. The actual amount of interest income included in net income as of December 31, 2009 on these loans was $960 thousand resulting from interest earned prior to the loans being placed on non-accrual status.

The following chart presents changes in the allowance for loan and lease losses for the three and six months ended June 30, 2010 and 2009:

	Three Months Ended June 30,
(Dollars in thousands)	2010	2009
Balance at beginning of period	$22,464	$11,263
Provision charged to operating expenses	132	5,084
Recoveries	141	104
Loans charged-off	(1,303)	(924)
Allowance adjustment – Other	100	1

Balance at end of Period	$21,534	$15,528

	Six Months Ended June 30,
(Dollars in thousands)	2010	2009
Balance at beginning of period	$23,217	$10,335
Provision charged to operating expenses	398	6,471
Recoveries	278	249
Loans charged-off	(2,529)	(1,366)
Allowance adjustment – Other	170	(161)

Balance at end of Period	$21,534	$15,528

9.	Income Taxes

The Corporation has not recorded an income tax benefit for its net operating loss for the six month period ended June 30, 2010. At June 30, 2010 the valuation allowance against the Corporation’s deferred tax asset increased to $8.4 million from $7.5 million at December 31, 2009. The valuation allowance is recorded against a portion of the Corporation’s deferred tax assets after concluding that it was more likely than not that a portion of the deferred tax asset would not be realized. In evaluating the ability to recover our deferred tax assets, Management considers all available positive and negative evidence regarding the ultimate realizability of our deferred tax assets including past operating results and our forecast of future taxable income. In addition, general uncertainty surrounding the future economic and business conditions have increased the likelihood of volatility in our future earnings. The Corporation has concluded and recorded a valuation allowance against its deferred tax asset, except for amounts available for carry back claims.

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

10.	Other Real Estate Owned

Other real estate owned (“OREO”) represents property owned by the Bank following default by the borrowers. OREO property acquired through foreclosure is initially transferred at fair value based on an appraised value less estimated cost to dispose. Adjustments are subsequently made to mark the property below this amount if circumstances warrant. Losses arising from foreclosure transactions are charged against the allowance for loan losses. Costs to maintain real estate owned and any subsequent gains or losses are included in the Corporation’s results of operations. In June 2010, the Corporation sold eight other real estate owned properties to one buyer. A charge of $1.3 million was recorded during the first quarter 2010 to reduce the carrying amount of these assets to an amount that reflects the realizable value of these properties based on the actual sales price.

The following table summarizes properties held as OREO as of June 30, 2010 and December 31, 2009:

(Dollars in thousands)	June 30, 2010	Number of properties	December 31, 2009	Number of properties
Land	$389	4	$49	1
Residential 1-4 family	1,025	6	3,643	15

Total	$1,414	10	$3,692	16

11.	Other Assets

During the first quarter of 2010, the Corporation received cash proceeds in full payment of an $8.7 million receivable recorded in other assets during the year ended December 31, 2009, which related to a former BOLI policy which the Bank had surrendered in 2008. The Corporation also received an income tax refund of $3.1 million during the second quarter of 2010 which was recorded as a receivable in other assets at December 31, 2009.

12.	Borrowings

At June 30, 2010, the Bank had borrowings totaling $83.3 million compared to $172.9 million at December 31, 2009. During the first half of 2010 borrowings from the FHLB decreased $89.3 million to $54.5 million as compared to December 31, 2009. Scheduled maturities of $42.5 million and prepayments of $56.7 million net of advances of $10.0 million during the six months ended June 30, 2010 totaled $89.2 million. The remaining decrease was due to amortization.

The Corporation deferred its regularly scheduled interest payments on its outstanding junior subordinated notes relating to its $20.8 million of trust preferred securities beginning with the regularly scheduled quarterly interest payments that would otherwise have been made in September 2010. The terms of the junior subordinated notes and the related trust indentures allow the Corporation to defer such payments of interest for up to 20 consecutive quarterly periods without default. During the deferral period, the respective trusts will suspend the declaration and payment of dividends on the trust preferred securities. During the deferral period, the Corporation may not, among other things and with limited exceptions, pay cash dividends on or repurchase its common stock nor make any payment on outstanding debt obligations that rank equally with or junior to the junior subordinated notes.

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

13.	Earnings (Loss) per Share

Three Months ended June 30, 2010

	Income (thousands) (numerator)	Shares (1) (denominator)	Per Share Amount
Basic income from continuing operations per share
Net income from continuing operations	$374	6,320,546	$0.06
Effect of dilutive securities
Options to purchase common stock	—	—	—

Diluted net income from continuing operations available to common stockholders	$374	6,320,546	$0.06

Basic loss from discontinued operations per share
Net loss from discontinued operations	$(205)	6,320,546	$(0.03)
Effect of dilutive securities
Options to purchase common stock	—	—	—

Diluted net loss from discontinued operations available to common stockholders	$(205)	6,320,546	$(0.03)

Basic income available to common stockholders per share
Net income available to common stockholders	$169	6,320,546	$0.03
Effect of dilutive securities
Options to purchase common stock	—	—	—

Diluted net income available to common stockholders	$169	6,320,546	$0.03

(1)	226,720 anti-dilutive weighted average shares have been excluded from this computation because the option exercise price was greater than the average market price of the common shares.

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

Three Months ended June 30, 2009

	Income (thousands) (numerator)	Shares (1) (denominator)	Per Share Amount
Basic loss from continuing operations per share
Net loss from continuing operations	$(2,911)	6,268,195	$(0.46)
Effect of dilutive securities
Options to purchase common stock	—	—	—

Diluted net loss from continuing operations available to common stockholders	$(2,911)	6,268,195	$(0.46)

Basic income from discontinued operations per share
Net income from discontinued operations	$2,849	6,268,195	$0.45
Effect of dilutive securities
Options to purchase common stock	—	—	—

Diluted net income from discontinued operations available to common stockholders	$2,849	6,268,195	$0.45

Basic loss available to common stockholders per share
Net loss available to common stockholders	$(62)	6,268,195	$(0.01)
Effect of dilutive securities
Options to purchase common stock	—	—	—

Diluted net loss available to common stockholders	$(62)	6,268,195	$(0.01)

(1)	289,047 anti-dilutive weighted average shares have been excluded from this computation because the option exercise price was greater than the average market price of the common shares.

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

Six Months ended June 30, 2010

	Income (thousands) (numerator)	Shares (1) (denominator)	Per Share Amount
Basic loss from continuing operations per share
Net loss from continuing operations	$(229)	6,328,446	$(0.04)
Effect of dilutive securities
Options to purchase common stock	—	—	—

Diluted net loss from continuing operations available to common stockholders	$(229)	6,328,446	$(0.04)

Basic loss from discontinued operations per share
Net loss from discontinued operations	$(1,402)	6,328,446	$(0.22)
Effect of dilutive securities
Options to purchase common stock	—	—	—

Diluted net loss from discontinued operations available to common stockholders	$(1,402)	6,328,446	$(0.22)

Basic loss available to common stockholders per share
Diluted net loss available to common stockholders	$(1,631)	6,328,446	$(0.26)
Effect of dilutive securities
Options to purchase common stock	—	—	—

Diluted net loss available to common stockholders	$(1,631)	6,328,446	$(0.26)

(1)	226,720 anti-dilutive weighted average shares have been excluded from this computation because the option exercise price was greater than the average market price of the common shares.

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

Six Months ended June 30, 2009

	Income (thousands) (numerator)	Shares (1) (denominator)	Per Share Amount
Basic loss from continuing operations per share
Net income from continuing operations	$(2,704)	6,255,295	$(0.43)
Effect of dilutive securities
Options to purchase common stock	—	—	—

Diluted net loss from continuing operations available to common stockholders	$(2,704)	6,255,295	$(0.43)

Basic income from discontinued operations per share
Net income from discontinued operations	$5,963	6,255,295	$0.95
Effect of dilutive securities
Options to purchase common stock	—	—	—

Diluted net income from discontinued operations available to common stockholders	$5,963	6,255,295	$0.95

Basic income available to common stockholders per share
Net income available to common stockholders	$3,259	6,255,295	$0.52
Effect of dilutive securities
Options to purchase common stock	—	—	—

Diluted net income available to common stockholders	$3,259	6,255,295	$0.52

(1)	289,047 anti-dilutive weighted average shares have been excluded from this computation because the option exercise price was greater than the average market price of the common shares.

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

14.	Comprehensive Income

Components of comprehensive income are presented in the following charts:

	Three Months Ended June 30,
Dollars in thousands	2010	2009
Unrealized gains on securities:
Unrealized gains arising in period	$225	$1,869
Reclassification adjustment	1	89

Net unrealized gains	226	1,958

Other comprehensive income before taxes	226	1,958
Income tax expense	(77)	(666)

Other comprehensive income	149	1,292

Net income including non-controlling interests	823	571
Comprehensive income	972	1,863
Less comprehensive income attributable to non-controlling interests	654	633

Comprehensive income for First Chester County Corporation	$318	$1,230

	Six Months Ended June 30,
Dollars in thousands	2010	2009
Unrealized gains on securities:
Unrealized gains arising in period	$1,023	$1,345
Reclassification adjustment	1	1

Net unrealized gains	1,024	1,346

Other comprehensive income before taxes	1,024	1,346
Income tax expense	(348)	(458)

Other comprehensive income	676	888

Net (loss) income including non-controlling interests	(778)	4,129
Comprehensive (loss) income	(102)	5,017
Less comprehensive income attributable to non-controlling interests	853	870

Comprehensive (loss) income for First Chester County Corporation	$(955)	$4,147

15.	Fair Value Measurement and Fair Value of Financial Instruments

ASC 820-10 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date. ASC 820-10 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820-10 clarifies proper fair value determination in a market that is not active and provides an example to illustrate key

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

considerations in determining the fair value of a financial asset when the market for that financial asset is not active. The Corporation considered the requirements of ASC 820-10 when estimating fair value.

ASC 825-10 – Financial Instruments permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. The Corporation elected to account for loans held for sale under this election option.

ASC 820-10 describes three levels of inputs that may be used to measure fair value:

•	Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

•

Level 2: Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

•	Level 3: Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

A description of the valuation methodologies used for financial instruments measured at fair value on a recurring basis, as well as the classification of the instruments pursuant to the valuation hierarchy, are as follows:

Securities: Investment securities available-for-sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities.

Level 1 Valuation Techniques and Inputs for Investment Securities

The Corporation reports U.S. Treasury and certain Bank equity securities at fair value utilizing Level 1 inputs. These securities are priced using observable quotations for the indicated security.

Level 2 Valuation Techniques and Inputs for Investment Securities

The majority of the Corporation’s investment securities are reported at fair value utilizing Level 2 inputs. The valuations for U.S. Government agency securities, U.S. Government agency mortgage backed securities, residential and commercial CMO’s, and corporate debt securities are obtained through independent, third-party pricing services. Prices obtained through these sources include market derived quotations and matrix pricing and may include both observable and unobservable inputs. Fair market values take into consideration data such as dealer quotes, new issue pricing, trade prices for similar issues, prepayment estimates, cash flows, market credit spreads and other factors.

The valuations for state and municipal obligations are obtained through independent, third-party pricing services as well. Valuations for these securities are performed using information on identical or similar securities provided by market makers, broker/dealers and buy-side firms, new issue sales and bid-wanted lists. The individual securities are then priced based on mapping the characteristics of the

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

security such as obligation type (General Obligation, Revenue, etc.), maturity, state discount and premiums, call features, taxability and other considerations.

Level 3 Valuation Techniques and Inputs for Investment Securities

Other equity securities are primarily comprised of Federal Home Loan Corporation (“FHLB”) and Federal Reserve Board (“FRB”) stock. The Corporation is required to purchase and hold stock in the FHLB and FRB to satisfy membership and borrowing requirements. This stock is restricted in that it can only be sold to the FHLB, FRB or to another member institution, and all sales must be at par. As a result of these restrictions, these equity securities are unlike other investment securities insofar as there is no trading market and the transfer price is determined by membership rules and not by market participants. Accordingly, the Corporation’s valuation for these securities is estimated at its par value.

Mortgage Servicing Rights (“MSRs”): To determine the fair value of MSRs, the Bank uses an independent third party to estimate the present value of estimated future net servicing income. This valuation method incorporates an assumption that market participants would use in estimating future net servicing income, which include estimates of the cost to service, the discount rate, custodial earnings rate, an inflation rate, ancillary income, prepayment speeds, and default rates and losses. The fair value of servicing rights was determined using discount rates ranging from 8.0% to 12.5%, prepayment speeds ranging from 6.7% to 50.8% depending on the stratification of the specific right, and a weighted average default rate of 0.9%. The Corporation records the MSR as a recurring Level 3.

The Corporation had no transfers in or out of Level 1 and Level 2 during the six month period ended June 30, 2010.

The table below presents the balance of assets and liabilities from continuing operations at June 30, 2010 and December 31, 2009, measured at fair value on a recurring basis:

(Dollars in thousands) June 30, 2010	Level 1	Level 2	Level 3	Total
Assets
Investment securities available for sale:
U.S. Treasury	$5,018	$—	$—	$5,018
U.S. Government agency	—	2,006	—	2,006
U.S. Government agency mortgage-backed securities	—	32,253	—	32,253
CMO – Residential	—	1,011	—	1,011
CMO – Commercial	—	916	—	916
State and municipal	—	3,319	—	3,319
Corporate debt securities	—	6,222	—	6,222
Bank equity securities	3	562	—	565
Other equity securities	—	—	11,491	11,491
Mortgage servicing rights	—	—	534	534

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

December 31, 2009	Level 1	Level 2	Level 3	Total
Assets
Investment securities available for sale:
U.S. Treasury	$20,016	$—	$—	$20,016
U.S. Government agency	—	$2,047	—	2,047
U.S. Government agency mortgage-backed securities	—	36,995	—	36,995
CMO – Residential	—	998	—	998
CMO – Commercial	—	808	—	808
State and municipal	—	4,594	—	4,594
Corporate debt securities	—	5,865	—	5,865
Bank equity securities	3	530	—	533
Other equity securities	—	—	10,842	10,842
Mortgage servicing rights	—	—	575	575

Assets Measured at Fair Value on a Nonrecurring Basis

A description of the valuation methodologies and classification levels used for financial instruments measured at fair value on a nonrecurring basis are listed as follows. These listed instruments are subject to fair value adjustments (impairment) as they are valued at the lower of cost or market.

Loans and leases: The Corporation does not record loans at fair value on a recurring basis. However, from time to time, a loan is considered impaired and an allowance for loan losses is established. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Once a loan is identified as individually impaired, Management measures impairment in accordance with ASC 310. The fair value of impaired loans is estimated using one of several methods, including collateral value, market value of similar debt, enterprise value, liquidation value and discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans. At June 30, 2010 substantially all of the impaired loans were evaluated based on the fair value of the collateral less costs to sell. In accordance with ASC 820-10 impaired loans where an allowance is established based on the fair value of collateral require classification in the fair value hierarchy. When the fair value of the collateral is based on an observable market price or a current appraised value, the Corporation records the impaired loan as nonrecurring Level 3. The Bank’s policies require loan officers to regularly review accounts. Consistent with OCC guidance appraisals are updated as warranted based on specific facts and circumstances. Appraisals are also updated whenever a loan becomes criticized or classified.

OREO: OREO is adjusted to fair value upon transfer of the loans to foreclosed assets. Subsequently, OREO is carried at the lower of carrying value or fair value. Fair value is based upon independent market prices, appraised values of the collateral or Management’s estimation of the value of the collateral. The Corporation records the foreclosed asset as nonrecurring Level 3.

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

The table below presents the balance of assets and liabilities from continuing operations at June 30, 2010 and December 31, 2009, measured at fair value on a nonrecurring basis:

(Dollars in thousands) June 30, 2010	Level 1	Level 2	Level 3	Total
Impaired loans & leases	$—	$—	$49,000	$49,000
OREO	—	—	1,414	1,414

(Dollars in thousands) December 31, 2009	Level 1	Level 2	Level 3	Total
Impaired loans & leases	$—	$—	$34,105	$34,105
OREO	—	—	3,692	3,692

Disclosures about financial instruments

The table below presents the rollforward of assets from continuing operations that are valued using significant unobservable inputs (Level 3) for the six months ended June 30, 2010:

(Dollars in thousands)	Mortgage Servicing Rights	Investments
Beginning balance	$575	$10,842
Total gains realized/unrealized:
Included in earnings	(41)	—
Included in other comprehensive loss	—	—
Purchases	—	713
Maturities/amortizations	—	(64)
Prepayments	—	—
Calls	—	—
Transfers into Level 3	—	—

Ending Balance	$534	$11,491

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

The estimated fair values and carrying amounts of the assets and liabilities from continuing operations are summarized as follows:

	June 30, 2010		December 31, 2009
(Dollars in thousands)	Estimated Fair Value	Carrying Amount	Estimated Fair Value	Carrying Amount
Financial Assets
Cash and cash equivalents	$43,750	$43,750	$146,681	$146,681
Investment securities available-for-sale	62,801	62,801	82,698	82,698
Gross loans and leases	830,310	867,478	866,754	901,889
Mortgage servicing rights	534	534	575	575

Financial Liabilities
Deposits with no stated maturities	555,407	555,407	594,278	594,278
Deposits with stated maturities	440,671	436,560	518,642	516,022
FHLB and other borrowings	85,455	83,302	175,904	172,897
Subordinated debentures	14,870	20,795	12,410	20,795

Off-Balance-Sheet
Commitments to extend credit and outstanding letters of credit	132,359	132,359	205,468	205,468

16.	Accounting for Stock-Based Compensation Plans

At June 30, 2010, the Corporation had one stock based compensation plan, pursuant to which, shares of the Corporation’s common stock could be issued, subject to certain restrictions. The plan, adopted in 2005, allows the Corporation to grant up to 150,000 shares of restricted stock to employees. During the six months ended June 30, 2010 the Corporation granted no shares of restricted stock under this plan. These restricted stock grants are subject to accelerated vesting of all or a portion of the shares upon the occurrence of certain events. A summary of the Corporation’s unvested restricted shares is as follows:

(Dollars in thousands, except shares, and per share data)	Shares	Grant Date Fair Value		Aggregate Intrinsic Value of Unvested Shares
Unvested at January 1, 2010	54,474		$10.57	$503
Granted	—	$
Vested	(2,199)		$21.05
Forfeited	(1,400)		$11.35

Unvested at June 30, 2010	50,875		$10.09	$440

The Corporation recorded approximately $29 thousand and $64 thousand and $41 thousand and $100 thousand of restricted stock expense for the three and six months ended June 30, 2010 and 2009, respectively.

The Corporation’s ability to issue stock options under the Corporation’s 1995 Stock Option Plan has expired. However, outstanding stock options remain in effect according to their terms. Aggregated information regarding the Corporation’s 1995 Stock Option Plan and the options assumed in the AHB acquisition as of June 30, 2010 is presented below.

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

(Dollars in thousands, except shares, per share and years data) Options	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding at January 1, 2010	230,900	$15.79	3.32	$—
Granted	—
Exercised	—
Forfeited	(4,180)	15.86
Expired	—	$—
Outstanding at June 30, 2010	226,720	$15.75	2.80	$—

Exercisable at June 30, 2010	226,720	$15.75	2.80	$—

There were no options granted during the six months ended June 30, 2010. There was no intrinsic value (market value on date of exercise less grant price) of options at June 30, 2010 as all options had an exercise price that was higher than the June 30, 2010 market price.

17.	Commitment and Contingencies

Reserve for Unfunded Commitments

The Corporation maintains a reserve for unfunded loan commitments and letters of credit which is reported in other liabilities in the Unaudited Consolidated Statements of Financial Condition consistent with ASC 825-10. As of the balance sheet date, the Corporation records estimated losses inherent with unfunded loan commitments in accordance with ASC 450-20, and estimated future obligations under letters of credit in accordance with ASC 460-10. The methodology used to determine the adequacy of this reserve is integrated in the Corporation’s process for establishing the allowance for loan losses and considers the probability of future losses and obligations that may be incurred under these off-balance sheet agreements. The reserve for unfunded loan commitments and letters of credit as of June 30, 2010 and December 31, 2009 was approximately $499 thousand and $669 thousand, respectively. Management believes this reserve level is sufficient to absorb estimated probable losses related to these commitments.

Loan Recourse

The Corporation sells its residential mortgage loans on a non-recourse basis. The Corporation also provides representations and warranties to purchasers and insurers of the loans sold. In the event of a breach of these representations and warranties, the Corporation may be required to repurchase a mortgage loan or indemnify the purchaser, and any subsequent loss on the mortgage loan may be borne by the Corporation. If there is no breach of a representation and warranty provision, the Corporation has no obligation to repurchase the loan or indemnify the investor against loss. The unpaid principal balance of the loans sold by the Corporation represents the maximum potential exposure related to representations and warranty provisions; however, the Corporation cannot estimate its maximum exposure because it does not service all of the loans for which it has provided a representation or warranty. As of June 30, 2010 and December 31, 2009, the Corporation had a liability of $733 thousand and $688 thousand, respectively, included in Liabilities related to assets held for sale on the Consolidated Balance Sheet, for probable losses related to the Corporation’s recourse exposure. This liability is part of our discontinued mortgage banking operations, however it is anticipated that the Corporation will retain this liability after the anticipated sale of the mortgage banking division.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, as a process designed by, or under the supervision of, our principal executive and principal financial officers and implemented by management and other personnel, subject to the oversight of our Board of Directors, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	Pertain to the maintenance of records, that in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

•

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2009, and determined that our internal controls over financial reporting were not effective. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework. As a result of management’s evaluation of our internal controls over financial reporting, as discussed above, management identified material weaknesses in our internal controls over financial reporting related to i) the design and implementation of policies to promptly identify problem loans and to quantify the elements of risk in problem loans, ii) the process of reporting the fair value adjustment for mortgage loans held for sale and iii) the process of reviewing and evaluating the impact of certain events occurring after the end of each quarter, but prior to the issuance of our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our independent registered public accounting firm, Grant Thornton LLP, audited the Corporation’s internal control over financial reporting as of December 31, 2009, and their report dated July 26, 2010, expressing an adverse opinion, is included below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

First Chester County Corporation

We have audited First Chester County Corporation (a Pennsylvania Corporation) and subsidiaries’ (the Corporation) internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Corporation’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment. There were inadequate internal controls over financial reporting related to i.) the design and implementation of policies to promptly identify problem loans and to quantify the elements of risk in problem loans, ii.) the process of reporting the fair value adjustment for mortgage loans held for sale and iii.) the process of reviewing and evaluating the impact of certain events occurring after the end of each quarter, but prior to the issuance of the financial statements.

In our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, First Chester County Corporation and subsidiaries has not maintained effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of First Chester County Corporation and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, equity, and cash flows for each of the three years in the period ended December 31, 2009. The material weaknesses identified above were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2009 financial statements, and this report does not affect our report dated July 26, 2010, which expressed an unqualified opinion on those financial statements.

/s/ GRANT THORNTON LLP

New York, New York

July 26, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

First Chester County Corporation

We have audited the accompanying consolidated balance sheets of First Chester County Corporation (a Pennsylvania corporation) and subsidiaries (the Corporation) as of December 31, 2009 and 2008, and the related consolidated statements of operations, equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Chester County Corporation and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Corporation will continue as a going concern. As discussed in Note A and Note O to the financial statements, on October 16, 2009, the Corporation’s subsidiary, the First National Bank of Chester County (Bank) entered into a Memorandum of Understanding (MOU) with the Office of the Comptroller of the Currency (OCC). The OCC also mandated higher individual minimum capital ratio requirements (IMCRs). The Corporation has incurred a net loss from operations, primarily from the higher provisions for loan losses due to increased levels of non-performing assets, the write-off of goodwill and the establishment of a valuation allowance on the deferred tax assets. These losses have caused the Bank to fall below certain IMCRs as of December 31, 2009 and March 31, 2010. The OCC may deem the Bank’s noncompliance with the IMCRs to be an unsafe and unsound banking practice which may subject the Bank to a capital directive, a consent order, or such other administrative actions or sanctions as the OCC considers necessary. These matters, among others discussed more fully in Note A to the financial statements, raise substantial doubt about the Corporation’s ability to continue as a going concern. The ability of the Corporation to continue as a going concern is dependent on many factors, including ultimate acceptance of its capital plan. Management’s plans in regard to these matters are also described in Note A. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), First Chester County Corporation and subsidiaries’ internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 26, 2010, expressed an adverse opinion on internal control over financial reporting.

/s/ GRANT THORNTON LLP

New York, New York

July 26, 2010 (except for Note D, as to which the date is September 2, 2010)

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
(Dollars in thousands, except for per share amounts)	2009	2008
ASSETS
Cash and due from banks	$20,853	$24,939
Federal funds sold and other overnight investments	1,721	4,884
Interest bearing deposits	124,107	65,327

Total cash and cash equivalents	146,681	95,150
Investment securities available-for-sale, at fair value	82,698	114,584
Loans and leases	901,889	940,083
Less allowance for loan and lease losses	(23,217)	(10,335)

Net loans and leases	878,672	929,748
Premises and equipment, net	20,513	20,180
Deferred tax asset, net	2,593	8,585
Bank Owned Life Insurance	1,474	1,398
Other real estate owned	3,692	1,872
Other assets	32,560	19,010
Discontinued Assets, at fair value
Mortgage Loans and related derivative instruments	205,150	91,352
Other discontinued assets held for sale	3,203	18,299

Total assets	$1,377,236	$1,300,178

LIABILITIES
Deposits
Non-interest-bearing	$155,647	$146,248
Interest-bearing (including certificates of deposit over $100 thousand of $250,757 and $100,018 at December 31, 2009 and 2008, respectively)	954,653	868,944

Total deposits	1,110,300	1,015,192
Federal Home Loan Bank advances and other borrowings	172,897	171,170
Subordinated debentures	20,795	15,465
Other liabilities	13,097	10,927
Discontinued liabilities	3,245	2,107

Total liabilities	1,320,334	1,214,861

EQUITY
Common stock, par value $1.00; authorized, 25,000,000 shares; outstanding 6,354,475 and 6,331,975 at December 31, 2009 and 2008	6,354	6,332
Additional paid-in capital	23,678	24,708
Retained earnings	25,753	57,899
Accumulated other comprehensive loss	(499)	(3,292)
Treasury stock, at cost: 13,702 shares and 92,931 shares at December 31, 2009 and 2008	(209)	(1,815)

Total First Chester County Corporation stockholders’ equity	55,077	83,832
Noncontrolling interest	1,825	1,485

Total equity	56,902	85,317

Total liabilities and equity	$1,377,236	$1,300,178

The accompanying notes are an integral part of these statements.

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended December 31,
(Dollars in thousands, except per share)	2009	2008	2007
INTEREST INCOME
Loans and leases, including fees	$53,861	$49,170	$49,791
Investment securities	3,639	5,021	4,232
Federal funds sold and deposits in banks	54	1,117	2,413

Total interest income	57,554	55,308	56,436

INTEREST EXPENSE
Deposits	12,734	15,770	20,529
Subordinated debt	1,001	896	1,460
Federal Home Loan Bank Advances and other borrowings	5,646	5,760	2,984

Total interest expense	19,381	22,426	24,973

Net interest income	38,173	32,882	31,463
Provision for loan and lease losses	33,919	1,632	80

Net interest income after provision for loan and lease losses	4,254	31,250	31,383

NON-INTEREST INCOME
Wealth management and advisory services	3,881	3,960	4,088
Service charges on deposit accounts	2,625	2,542	2,362
Net gains on sales of investment securities	854	312	2
Operating lease rental income	1,272	1,285	1,273
Net gains on the sale of fixed assets and other real estate owned	246	13	1,425
Bank-owned life insurance	76	165	—
Net impairment losses on available for sale securities:
Total impairment loss	(1,576)	(850)	—
Portion of loss recognized in other comprehensive income (before taxes)	—	—	—

Net impairment losses recognized in operations	(1,576)	(850)	—
Other asset impairments	(1,310)	(417)	—
Other	1,432	2,520	2,637

Total non-interest income	7,500	9,530	11,787

NON-INTEREST EXPENSE
Salaries and employee benefits	20,828	18,372	19,025
Occupancy, equipment, and data processing	7,100	5,787	5,152
Depreciation expense on operating leases	1,053	1,060	1,056
FDIC deposit insurance	2,439	490	87
Bank shares tax	989	785	705
Professional services	5,297	1,964	2,031
Marketing	1,044	978	902
Communications expense	826	518	372
Other real estate owned expense	32	34	—
Other	4,350	3,588	3,240

Total non-interest expense	43,958	33,576	32,570

(Loss) income before income taxes	(32,204)	7,204	10,600
Income taxes	(511)	1,747	2,931

Net (loss) income from continuing operations	(31,693)	$5,457	$7,669
Discontinued operations
Income from discontinued operations, net of taxes of $47	3,923	—	—
Less: Net income from noncontrolling interest	1,858	—	—

Net (Loss) Income attributable to discontinued operations	2,065	—	—

NET (LOSS) INCOME FOR FIRST CHESTER COUNTY CORPORATION	$(29,628)	$5,457	$7,669

PER SHARE DATA
Net (loss) income per share from continuing operations (Basic)	(5.05)	1.05	1.49
Net (loss) income per share from continuing operations (Diluted)	(5.05)	1.05	1.47
Net (loss) income per share from discontinued operations (Basic)	0.33	—	—
Net (loss) income per share from discontinued operations (Diluted)	0.33	—	—
Net (loss) income per share attributable to First Chester County Corporation (Basic)	(4.72)	1.05	1.49
Net (loss) income per share attributable to First Chester County Corporation (Diluted)	(4.72)	1.05	1.47
Dividends declared	0.440	0.560	0.545

The accompanying notes are an integral part of these statements.

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Dollars in thousands)	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Treasury Stock	Non- Controlling Interest	Total Equity	Comprehensive Income (Loss)
	Shares	Par Value
Balance January 1, 2007	5,279,815	$5,280	$11,939	$50,486	$(1,473)	$(2,970)	—	$63,262
Net income	—	—	—	7,669	—	—	—	7,669	$7,669
Cash dividends declared	—	—	—	(2,808)	—	—	—	(2,808)	—
Other comprehensive income
Net unrealized losses on investment securities available-for-sale	—	—	—	—	266	—	—	266	266
Treasury stock transactions	—	—	(1,042)	—	—	416	—	(626)	—
Stock based compensation	—	—	125	—	—	—	—	125	—
Share based compensation tax benefit	—	—	91	—	—	—	—	91	—

Total comprehensive income									$7,935
Balance December 31, 2007	5,279,815	$5,280	$11,113	$55,347	$(1,207)	$(2,554)	—	$67,979

Net income	—	—	—	5,457	—	—	—	5,457	5,457
Cash dividends declared	—	—	—	(2,905)	—	—	—	(2,905)	—
Other comprehensive income
Net unrealized losses on investment securities available-for-sale	—	—	—	—	(2,085)	—	—	(2,085)	(2,085)
Common stock issued in connection with AHB acquisition	1,052,160	1,052	14,109	—	—	—	1,485	16,646	—
Treasury stock transactions	—	—	(677)	—	—	739	—	62	—
Stock based compensation	—	—	163	—	—	—	—	163	—
Share based compensation tax benefit	—	—	—	—	—	—	—	—	—

Total comprehensive income									$3,372
Balance December 31, 2008	6,331,975	$6,332	$24,708	$57,899	$(3,292)	$(1,815)	$1,485	$85,317

Cumulative effect adjustment under ASC 860-50				240				240

Balance January 1, 2009 as adjusted	6,331,975	6,332	24,708	58,139	(3,292)	(1,815)	1,485	85,557
Change in subsidiary shares from non-controlling interest	—	—	—	—	—	—	(1,518)	(1,518)
Net income (loss)	—	—	—	(29,628)	—	—	1,858	(27,770)	(27,770)
Cash dividends declared	—	—	—	(2,758)	—	—	—	(2,758)
Issuance of restricted stock	22,500	22	34	—	—	(56)	—	—
Net unrealized gains on investment securities available-for-sale	—	—	—	—	2,793	—	—	2,793	2,793
Treasury stock transactions	—	—	(1,841)	—	—	1,662	—	(179)	—
Share based compensation	—	—	681	—	—	—	—	681	—
Share based compensation tax benefit	—	—	96	—	—	—	—	96	—

Total comprehensive loss									$(24,977)
Balance December 31, 2009	6,354,475	$6,354	$23,678	$25,753	$(499)	$(209)	$1,825	$56,902

The accompanying notes are an integral part of these statements.

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
(Dollars in thousands)	2009	2008	2007
OPERATING ACTIVITIES
Net (loss) income including non-controlling interests	$(27,770)	$5,457	$7,669
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation	3,597	2,476	2,498
Provision for loan and lease losses	33,919	1,632	80
Goodwill impairment	8,079	—	—
Amortization of investment security premiums and accretion of discounts, net	433	340	196
Amortization of deferred loan fees	4	(595)	(84)
Gains on sales of investment securities, net	(854)	(312)	(2)
Net gain on fixed assets and OREO	(246)	(13)	(1,425)
Loss on sale of loans to Tower Bancorp, Inc.	788	—	—
Net gain from mortgage banking activities	(49,538)	—	—
Proceeds from the sale of mortgage loans held for sale	2,455,212	15,738	—
Origination of mortgage loans held for sale	(2,513,472)	(16,010)	(628)
Net cash paid from the settlement of derivative instruments	(2,010)	—	—
Stock-based compensation expense	681	163	125
Other than temporary impairment on investment securities available for sale	1,576	850	—
Other asset impairment	1,310	417	—
Deferred tax asset	5,992	645	(3,005)
(Increase) decreases in other assets	(20,926)	(2,902)	3,502
Increase in other liabilities	3,272	484	1,267

Net cash (used in) provided by operating activities	(99,953)	8,370	10,193

INVESTING ACTIVITIES
Net increase in loans	(37,980)	(101,328)	(70,444)
Proceeds from the sale of portfolio loans	55,192	14,684	21,610
Proceeds from sales of investment securities available-for-sale	52,756	25,648	4,583
Proceeds from maturities, prepayments and calls of investment securities available-for-sale	23,398	13,691	14,995
Proceeds from maturities of investment securities held to maturity	—	—	5
Purchases of investment securities available-for-sale	(41,191)	(42,617)	(28,637)
Purchase of BOLI (Bank Owned Life Insurance)	—	(10,000)	—
Proceeds from the sale of OREO	5,221	—	—
Purchases of premises and equipment	(3,958)	(5,230)	(7,214)
Proceeds from the sale of premises and equipment	264	136	5,253
Net cash proceeds from acquisition	—	5,958	—

Net cash provided by (used in) investing activities	53,702	(99,058)	(59,849)

FINANCING ACTIVITIES
Change in subsidiaries’ shares from non-controlling interests	(1,518)	—	—
Increase (decrease) in short term Federal Home Loan Bank and other short term borrowings	22,435	6,000	(5,266)
Increase in long term Federal Home Loan Bank borrowings	35,238	111,505	65,000
Repayment of long term Federal Home Loan Bank borrowings	(55,946)	(98,321)	(5,946)
Proceeds from issuance of subordinated debt	5,330	—	5,155
Repayment of subordinated debt	—	—	(5,155)
Net increase (decrease) in deposits	95,108	116,137	(19,770)
Cash dividends paid	(2,782)	(2,905)	(2,808)
Net (decrease) increase in treasury stock transactions	(179)	62	(626)
Share based compensation tax benefit	96	—	91

Net cash provided by financing activities	97,782	132,478	30,675

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	51,531	41,790	(18,981)
Cash and cash equivalents at beginning of year	95,150	53,360	72,341

Cash and cash equivalents at end of year	$146,681	$95,150	$53,360

Supplementary cash flow information:
Interest paid	$22,601	$23,262	$24,136
Income taxes paid	$2,750	$2,800	$2,093
Transfer of loans to real estate owned	$5,983	$78	$427

The accompanying notes are an integral part of these statements.

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A – Going Concern

First Chester County Corporation’s (“First Chester” or “Corporation”) financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. However, due to the Corporation’s financial results, the substantial uncertainty throughout the U.S. banking industry and other matters discussed in this report, a substantial doubt exists regarding our ability to continue as a going concern. Our financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern.

As further described in Note O, on October 16, 2009, the Corporation’s subsidiary, the First National Bank of Chester County (“FNB” or “Bank”) entered into a Memorandum of Understanding (“MOU”) with the Office of the Comptroller of the Currency (OCC). The OCC also mandated higher individual minimum capital ratios (“IMCRs”), which the Bank was required to achieve by December 31, 2009.

Continued operations may depend on the Corporation’s ability to comply with the terms of the MOU, the IMCRs and the closing of the pending merger with Tower Bancorp, Inc. (“Tower”). The Corporation has incurred a net loss from operations, primarily from the higher provisions for loan losses due to increased levels of non-performing assets, the write-off of goodwill and the establishment of a valuation allowance on the deferred tax assets. Our efforts to raise capital to comply with the IMCRs prior to the deadline ultimately resulted in the planned merger with Tower, as described in Note B below, which was announced on December 28, 2009. In addition, in efforts to conserve capital, we elected to reduce and subsequently suspend our cash dividends on our common stock beginning with the third quarter of 2009. However, despite the above efforts, as of December 31, 2009 and March 31, 2010, the Bank has fallen below certain IMCR thresholds, as further discussed in Note O.

Management and the board of directors are committed to the planned merger with Tower Bancorp, Inc. (“Tower”), as described in Note B below. However, if the announced merger were not to occur, then Management would seek to recapitalize the Bank by finding another merger partner or by raising additional capital in the public or private markets. The Corporation is completing a regular planning cycle for 2011, which includes, among other things, updating the Corporation’s strategic business plan and creating detailed operating and marketing plans for the Bank as an independent company.

NOTE B – Pending Merger with Tower Bancorp, Inc.

On December 27, 2009, the Corporation entered into a definitive merger agreement, as amended on March 4, 2010 (the “Merger Agreement”), with Tower, the holding company for Graystone Tower Bank (“Graystone”), pursuant to which First Chester will merge with and into Tower (the “Merger”), with Tower being the surviving corporation. The Merger Agreement also provides that upon consummation of the merger, FNB will merge with and into Graystone, with Graystone as the surviving institution (the “Bank Merger”). The Merger Agreement additionally provides for the potential sale of the American Home Banking segment at or prior to the consummation of the Merger. At the effective time of the Merger, the board of directors of Tower will be increased by three (3) directors and three (3) of the current directors of First Chester selected by the board of directors of First Chester, with the approval of Tower’s board of directors, will be added to the board of directors of Tower, to serve as such for no less than three years.

Under the terms of the Merger Agreement, shareholders of First Chester will receive 0.453 shares of Tower common stock for each share of First Chester common stock they own. The Merger Agreement establishes loan delinquency thresholds and provides for an increase or reduction in the consideration paid by Tower to First Chester shareholders in the event of specified increases or decreases in First Chester’s loan delinquencies prior to closing.

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Directors and executive officers of First Chester have entered into Voting Agreements with Tower, pursuant to which they have agreed, among other things, to vote all shares of common stock of First Chester owned by them in favor of the approval of the Merger at the special shareholder’s meeting to vote upon the Merger.

Consummation of the Merger is subject to certain terms and conditions, including, but not limited to, receipt of various regulatory approvals and approval by both Tower’s and First Chester’s shareholders and First Chester’s loan delinquencies not exceeding $90 million in the aggregate. As of June 30, 2010, all regulatory approvals have been received from the bank regulators. However, certain of these approvals contain expiration dates such that extensions may need to be obtained if the merger is not closed prior to the end of the third quarter of 2010.

NOTE C – Summary of Significant Accounting Policies

Basis of Financial Statement Presentation

The accounting policies followed by the Corporation and its subsidiaries conform to generally accepted accounting principles generally accepted in the United States of America (“GAAP”) and predominant practices within the banking industry. The accompanying consolidated financial statements include the accounts of the Corporation, the Bank and their subsidiaries. All significant intercompany transactions have been eliminated.

The preparation of financial statements in conformity with GAAP requires Management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the dates of the consolidated balance sheets and the income and expense in the consolidated statements of operations for the periods presented. Actual results could differ significantly from those estimates. Critical estimates include the determination of the allowance for loan losses, goodwill impairment, stock-based compensation, fair value measurement for investment securities (including other-than-temporary impairments) and loans held for sale, derivative instruments, and deferred income taxes.

FASB Accounting Standards Codification (ASC) 280, “Segment Reporting,” establishes standards for public business enterprises reporting information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in subsequent interim financial reports issued to shareholders. It also establishes standards for related disclosure about products and services, geographic areas, and major customers. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assess resources and performance. Based on the guidance in ASC 280, the Corporation has determined that it has two operating and reporting segments: Community Banking and Mortgage Banking.

The Corporation’s Community Banking segment consists of construction, commercial and retail banking, and wealth management. The community banking segment is managed as a single strategic unit, which generates revenue from a variety of products and services provided by the Corporation. For example, construction and commercial lending is dependent upon the ability of the Corporation to fund itself with retail deposits and other borrowings and to manage interest rate and credit risk. This situation is also similar for consumer lending.

The Corporation’s Mortgage Banking segment operates under the trade name, American Home Bank, a division of First National Bank of Chester County (“AHB”). Its principle activities include providing mortgages and associated products to customers and selling most of those mortgages into the secondary market on a servicing released basis. AHB was acquired on December 31, 2008.

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold and overnight investments. Generally, federal funds and overnight investments are purchased and sold for one-day periods. Cash held on deposit with other financial institutions is in excess of FDIC insurance limits.

Investment Securities

Debt and equity securities expected to be held for an indefinite period of time or to maturity are classified as available for sale and are stated at fair value with unrealized gains and losses excluded from earnings and reported in other comprehensive income, net of tax.

Amortization of premiums and accretion of discounts for investment securities available for sale and held to maturity are included in interest income. Realized gains and losses on the sale of investment securities are recognized at the trade date using the specific identification method and are included in the non-interest income section of the consolidated statements of operations.

In accordance with ASC 320-10, “Investments – Debt and Equity Securities,” the Corporation evaluates its securities portfolio for other-than-temporary impairment (“OTTI”) throughout the year. Each investment that has a fair value less than the book value is reviewed on a quarterly basis by Management. Management considers at a minimum the following factors that, both individually or in combination, could indicate that the decline is other-than-temporary: (a) the Corporation has the intent to sell the security; (b) it is more likely than not that it will be required to sell the security before recovery; and (c) the Corporation does not expect to recover the entire amortized cost basis of the security. Among the factors that are considered in determining intent is a review of capital adequacy, interest rate risk profile and liquidity at the Corporation. An impairment charge is recorded against individual securities if the review described above concludes that the decline in value is other-than-temporary.

Federal Home Loan Bank stock and Federal Reserve Bank stock do not have readily determinable fair values and are classified as investment securities available for sale. These investments are carried at cost and periodically evaluated for impairment.

Mortgage Loans Held for Sale (Discontinued Operations)

Mortgage Loans Held for Sale (“MLHS”) represent mortgage loans originated by the Corporation and held until sold to secondary market investors. Upon the closing of a residential mortgage loan originated by the Corporation, the mortgage loan is typically warehoused for a period and then sold into the secondary market. MLHS are recorded at fair value under the fair value option, which was adopted January 1, 2009.

Loans

Loans that Management intends to hold to maturity are carried at the principal amount outstanding. Net loans represent the principal loan amount outstanding net of deferred fees and costs, unearned income and the allowance for loan and lease losses. Interest on loans is credited to income based on the principal amount outstanding.

Loan origination fees and direct loan origination costs of completed loans are deferred and recognized over the life of the loan as an adjustment to the yield using the effective interest method. The net loan origination fees recognized as yield adjustments are reflected in loan interest income from loans and leases in the consolidated

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statements of operations and the unamortized balance of the net loan origination fees is reported in net loans in the consolidated balance sheets.

Income recognition of interest on loans is discontinued when, in the opinion of Management, the collectability of principal or interest becomes doubtful. A loan is generally classified as nonaccrual when principal or interest has consistently been in default for a period of 90 days or more or because of deterioration in the financial condition of the borrower, and payment in full of principal or interest is not expected. When a loan is placed on nonaccrual status, all accrued but uncollected interest is reversed from income. The Corporation recognizes income on nonaccrual loans under the cash basis when the loans are both current and the collateral on the loan is sufficient to cover the outstanding obligation to the Corporation. The Corporation will not recognize income if these factors do not exist. Loans past due 90 days or more and still accruing interest are loans that are generally well-secured and expected to be restored to a current status in the near future. Loans are considered past due after one payment has been missed.

A loan is considered impaired when, based on current information and events, it is probable that the Corporation will be unable to collect all amounts due, including principal and interest, according to the contractual terms of the loan agreement. Impaired loans are measured individually based on the present value of expected future cash flows discounted at the loan’s effective interest rate, a loan’s observable market price, or the fair value of the collateral if the loan is collateral dependent. Regardless of the measurement method, impairment is based on the fair value of the collateral when foreclosure is probable. If the recorded investment in impaired loans exceeds the measure of estimated fair value, a specific allowance is established as a component of the allowance for loan losses.

Allowance for Loan and Lease Losses

The Corporation maintains an allowance for credit losses and charges losses to this allowance when such losses are realized. The determination of the allowance for loan and lease losses requires significant judgment reflecting Management’s best estimate of probable losses related to specifically identified loans as well as probable losses in the remaining loan portfolio. Management’s evaluation is based upon a review of these portfolios.

Management’s methodology for assessing the appropriateness of the allowance consists of several key elements which include: specific allowances for identified problem credits, calculated formula allowances by grade segment for commercial and commercial real estate credits, and calculated formula allowances for pooled, homogenous loan portfolios.

Specific reserves are an estimation of losses specific to individual impaired loans. All nonperforming loans are evaluated to determine the amount of specific reserve or charge-off, if any, to reduce the value of the individual loan to its net realizable value based on an analysis of the available sources of repayment, including liquidation of collateral. While every nonperforming loan is individually evaluated, not every loan requires a specific reserve. Specific reserves fluctuate based on changes in collectability of underlying loans and any charge-offs recorded. The specific reserves for the majority of the Corporation’s impaired loans are based on the deficiency of the fair value of the underlying collateral less costs to sell compared to outstanding principal amounts. The fair value of this underlying collateral is largely based on appraisals. In addition to considering costs to sell in the evaluation of impairment, Management also applies a discount to appraised values due to current uncertainty in the real estate market.

The Bank’s policies require loan officers to regularly review accounts. Consistent with OCC guidance appraisals are updated as warranted based on specific facts and circumstances. Appraisals are also updated whenever a loan becomes criticized or classified.

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The calculated formula allowances for commercial and commercial real estate loans and leases are calculated by applying estimated loss factors to outstanding loan portfolio balances. The estimated loss factors are based upon the historic losses in each portfolio, further segmented by the internal risk grade assigned to the credit. The estimated loss factors are calculated using historic losses within each portfolio segment for the previous two years. Qualitative loss adjustments factors are added to the historic loss factors to create the portfolio segment allowance factor.

Pooled loans are loans that are usually smaller and homogeneous in nature, such as consumer credits and residential mortgages. Loan loss allowances for pooled loans are based on a two-year loss history for each portfolio. This historical estimated loss factor is enhanced by portfolio specific qualitative loss adjustment factors to create the portfolio segment allowance factor.

Qualitative loss adjustment factors are based upon Management’s evaluation of various current conditions that may not be reflected in the historic loss history, including those listed below:

•	National and local economic and business conditions

•	Credit quality trends within the specific portfolio

•	Recent loss or delinquency experience in particular segments of the portfolio

•	Collateral values and loan-to-value ratios for collateral based credits

•	Changes in loan volumes and concentrations, including changes in mix of credit exposures

•	Changes in credit policies, credit Management or credit review procedures

Management meets at least quarterly to discuss and review these conditions, and to review risks associated with individual problem loans. In addition, the regulators, as an integral part of their examination process, periodically review our allowance methodology. We also give consideration to the results of these regulatory examinations.

Commencing in the fourth quarter of 2009, a third party assisted Management in a detailed review and analysis of our commercial loan portfolio as part of the remediation plan in response to the MOU. This included a review of a significant portion of our commercial and commercial real estate loans, regardless of risk rating. This represented 66% of our commercial and 90% of our commercial real estate construction and development portfolio. The review considered cash flows from the business or project, real estate values, a view of guarantor support, and consideration of the current state of economic events. A quarterly third party review and analysis of our commercial and commercial real estate portfolio has been integrated into the Corporation’s credit risk management procedures.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Assets are depreciated over their estimated useful lives, principally by the straight-line method.

The Corporation accounts for impairment of long-term assets in accordance with ASC 360-10 which requires recognition and measurement of long-lived assets to be held and used or to be disposed of by sale. The Corporation had no impaired long-lived assets at December 31, 2009 or 2008.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Derivatives (Discontinued Operations)

As part of its mortgage banking operations, the Corporation uses derivative instruments as part of its overall strategy to manage its exposure to market risks primarily associated with fluctuations in interest rates. As a matter of policy, the Corporation does not use derivatives for speculative purposes. All of the Corporation’s derivative instruments that are measured at fair value on a recurring basis are included in other assets or other liabilities in the consolidated balance sheets.

Generally, the fair value of the Corporation’s derivative instruments are measured at fair value determined by utilizing quoted prices from dealers in such securities or third-party models utilizing observable market inputs.

Derivative Loan Commitments. Mortgage loan commitments that relate to the origination of a mortgage that will be held for sale upon funding are considered derivative instruments under the derivative and hedging accounting guidance (ASC 815, “Derivative and Hedging”). Loan commitments that are derivatives are recognized at fair value on the consolidated balance sheet in other assets or other liabilities with changes in their fair values recorded in non-interest income. The Corporation follows the Securities and Exchange Commission’s (SEC) guidance regarding written loan commitments recorded at fair value through earnings. This guidance requires that the expected net future cash flows related to servicing of a loan be included in the measurement of all written commitments that are accounted for at fair value through earnings. The fair value of the Corporation’s loan commitments is based upon the estimated fair value of the underlying mortgage loans (determined consistent with “Mortgage Loans Held for Sale” above), with an adjustment to reflect the estimated percentage of commitments that will result in a closed mortgage loan. The valuation of the Corporation’s loan commitments approximates a whole-loan price, which includes the value of the related mortgage servicing rights (“MSRs”).

Forward Loan Sale Commitments. The Corporation evaluates all loan sale agreements to determine whether they meet the definition of a derivative under the derivatives and hedging accounting guidance (ASC 815) as facts and circumstances may differ. If agreements qualify, to protect against the price risk inherent in derivative loan commitments, the Corporation uses both “mandatory delivery” and “best efforts” forward loan sale commitments to mitigate the risk of potential decreases in the values of loans that would result from the exercise of derivative loan commitments. Mandatory delivery contracts are accounted for as derivatives. Accordingly, forward loan sale commitments are recognized at fair value on the consolidated balance sheet in other assets and liabilities with changes in their fair values recorded in other non-interest income. The Corporation estimates the fair value of its forward loan sale commitments using a methodology similar to that used for derivative loan commitments.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered and consideration has been received. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Corporation–put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets.

Mortgage Servicing Rights

A MSR is the right to receive a portion of the interest coupon and fees collected from a mortgagor for performing specified mortgage servicing activities, which consist of collecting loan payments, remitting principal and interest payments to investors, managing escrow funds for the payment of mortgage-related expenses such as taxes and insurance and otherwise administering the Corporation’s mortgage loan servicing portfolio. MSRs at

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the Corporation are created through the sale of an originated loan where servicing is retained by the Corporation. The Corporation services residential mortgage loans, which represent its single class of servicing rights, and has elected the fair value measurement method for subsequently measuring these servicing rights. The initial value of capitalized servicing is recorded as an addition to mortgage servicing rights in the Consolidated Balance Sheets and has a direct impact on earnings. Valuation changes in MSRs are recognized in the Consolidated Statements of Operations and the carrying amount of MSRs is adjusted in the Consolidated Balance Sheets. The Corporation engages a third party valuation service to value its MSRs on a quarterly basis. The fair value of MSRs is estimated based upon projections of expected future cash flows considering prepayment estimates, portfolio characteristics, interest rates based on interest rate yield curves, default rates, implied volatility and other economic factors. Activity within the Corporation’s mortgage servicing portfolio is detailed below:

(Dollars in thousands)	2009	2008
Fair value at beginning of year	$239	$—
Additions
Net transferred into (out of) level 3	137	239
Net unrealized gains	199	—

Fair value at end of year	$575	$239

Loans serviced for others	$156,569	$47,298
Escrow balances	1,233	470

Other Real Estate Owned

Other Real Estate Owned (“OREO”) represents real estate owned by the Bank following default by the borrowers. OREO is recorded at fair value. Fair market value is based primarily upon independent market prices, appraised values of the collateral or Management’s estimation of the value of the collateral less the estimated costs to sell. Any write-down, at or prior to the dates the real estate is considered foreclosed, is charged to the allowance for loan losses. Subsequent write-downs and any gain or loss upon the sale of real estate owned is recorded in noninterest income. Expenses incurred in connection with holding such assets are recorded in noninterest expense.

Bank Owned Life Insurance

The Bank invests in bank owned life insurance (“BOLI”). BOLI involves the purchase of life insurance by the Bank on a chosen group of employees. The Bank is the owner and beneficiaries of the policies. The life insurance investment is carried as an asset at the cash surrender value of the underlying policies. Changes in the cash surrender value of the policies are reflected in the income statement. The Bank acquired $1.4 million of BOLI through the AHB acquisition in 2008.

During 2009, a third party guarantor of the value of a $10 million BOLI, which the Bank had surrendered in 2008, disputed the amounts due to the Bank. As a result, during 2009, the Bank recorded a reserve of $1.3 million in the statement of operations under the caption “Other asset impairments.” In the first quarter 2010, the Corporation received cash proceeds in full payment of this net receivable that supported the December 31, 2009 reserve.

Income Taxes

The Corporation recognizes deferred tax assets and liabilities and records a deferred income tax (benefit) provision when there are differences between assets and liabilities measured for financial reporting and for

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

income tax purposes. The Corporation regularly reviews its deferred tax assets to assess their potential realization and establishes a valuation allowance for such assets when the Corporation believes it is more likely than not that some portion of the deferred tax asset will not be realized. Generally, any change in the valuation allowance is recorded in income tax expense. Income tax expense includes (i) deferred tax expense, which generally represents the net change in the deferred tax asset or liability balance during the year plus any change in the valuation allowance and (ii) current tax expense, which represents the amount of taxes currently payable to or receivable from a taxing authority plus amounts accrued for income tax contingencies (including both penalty and interest). Income tax expense excludes the tax effects related to adjustments recorded to Accumulated other comprehensive income (loss) as well as the tax effects of cumulative effects of changes in accounting principles.

For the year ended December 31, 2009, the Corporation established a valuation allowance of approximately $7.5 million against a portion of its deferred tax assets after concluding that it was more likely than not that a portion of the deferred tax asset would not be realized. In evaluating the ability to recover our deferred tax assets, Management considers all available positive and negative evidence regarding the ultimate realizability of our deferred tax assets including past operating results and our forecast of future taxable income. In addition, general uncertainty surrounding the future economic and business conditions have increased the likelihood of volatility in our future earnings. The Corporation has concluded and recorded a valuation allowance against its deferred tax asset, except for amounts that are available for carryback claims.

Employee Benefit Plans

The Corporation has certain employee benefit plans covering eligible employees. The Bank accrues such costs as earned by the employee.

Share-Based Compensation Plan

In connection with the AHB acquisition, the Corporation assumed the outstanding obligations under AHB’s stock option plan and the options issued under the plan, adjusted and converted into options to acquire 147,000 shares of the Corporation’s common stock. These options were all fully vested as of December 31, 2008, the acquisition date. No further options may be issued under this plan.

The Corporation has one expired or terminated stock option plan. Although the Corporation’s ability to issue stock options under the 1995 stock plan has expired, these outstanding stock options remain in effect according to their original term. As of December 31, 2009, there were no unvested stock options.

At December 31, 2009, the Corporation has one restricted stock-based employee compensation plan. The Corporation expenses the grant date fair value of stock awards on a straight-line basis over the vesting period of the award utilizing probability weighted vesting assumptions.

(Loss) Earnings per Share

Basic (loss) earnings per share exclude dilution and are computed by dividing income available to common stockholders by the weighted-average common shares outstanding during the period. Diluted earnings per share take into account the potential dilution that could occur if stock options were exercised and converted into common stock. Proceeds assumed to have been received on such exercise are assumed to be used to purchase shares of the Corporation’s common stock at the average market price during the period, as required by the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

“treasury stock method” of accounting. The effects of securities or other contracts to issue common stock are excluded from the computation of diluted earnings per share in periods in which the effect would be antidilutive. All weighted average shares, actual shares and per share information in the financial statements are adjusted retroactively for the effect of stock dividends.

Reporting Comprehensive Income

The Corporation reports comprehensive income which includes net income as well as certain other items which result in a change to equity during the period:

	December 31,
Dollars in thousands	2009	2008	2007
Unrealized gains (losses) on securities:
Unrealized gains (losses) arising in period	$4,954	$(2,621)	$401
Reclassification adjustment	(722)	(538)	2

Net unrealized gain (loss)	4,232	(3,159)	403

Other comprehensive income (loss) before taxes	4,232	(3,159)	403
Income tax (expense) benefit	(1,439)	1,074	(136)

Other comprehensive income (loss)	2,793	(2,085)	267

Net (loss) income including non-controlling interests	(27,770)	5,457	7,670
Comprehensive (loss) income	(24,977)	3,372	7,937
Comprehensive income attributable to non-controlling interests	(1,858)	—	—

Comprehensive (loss) income for First Chester County Corporation	$(26,835)	$3,372	$7,937

Business Combinations and Goodwill

The Corporation accounts for its acquisitions using the purchase accounting method. Purchase accounting requires the total purchase price to be allocated to the estimated fair values of assets acquired and liabilities assumed, including certain intangible assets that must be recognized. Typically, this allocation results in the purchase price exceeding the fair value of net assets acquired, which is recorded as goodwill. The Corporation completes annual impairment tests for goodwill. Goodwill is also evaluated for impairment if events and circumstances indicate a possible impairment.

ASC 350-10, “Intangibles – Goodwill and Other,” outlines a two-step goodwill impairment test. Significant judgment is applied when goodwill is assessed for impairment. Step one, which is used to identify potential impairment, compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying value, goodwill of the reporting unit is considered not impaired and step two is therefore unnecessary. If the carrying amount of the reporting unit exceeds its implied fair value, the second step is performed to measure the amount of the impairment loss, if any. An implied loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value.

The Corporation’s annual impairment testing for goodwill was initially completed as of September 30, 2009. As part of its step one procedures to identify goodwill impairment, Management compared the fair value of the Mortgage Banking segment to the carrying amount of its net assets, including goodwill. In performing step one, the Corporation estimated the fair value of the Mortgage Banking segment through a discounted cash flow analysis based on internal forecasts, recent financials and the projected outlook for the industry. No indication or determination of goodwill impairment was evident as of September 30, 2009.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pursuant to the Merger Agreement with Tower, First Chester will merge into Tower and the Bank will merge with and into Graystone, with Graystone as the surviving institution. As a result of entering into the merger agreement, Management canceled certain initiatives at the Mortgage Banking segment that significantly affected the potential future income of the segment. As a result, Management performed a subsequent goodwill impairment test as of December 31, 2009. The Mortgage Banking segment’s Step One goodwill impairment testing indicated that the Corporation’s Mortgage Banking segment’s carrying amount, including goodwill, exceeded its related fair value and that a goodwill impairment charge may be required depending on the results of a Step Two test. With the possibility of impairment, the Corporation proceeded with the Step Two Test as of December 31, 2009.

Step Two procedures were performed using the Mortgage Banking segment information based on December 31, 2009 data. The Step Two test can be described as a measurement of the “amount” of goodwill impairment, if any. To determine the implied fair value of goodwill, the fair value of net assets (fair value of all assets other than goodwill, minus the fair value of liabilities) is subtracted from the fair value of the reporting unit.

Based on the Step Two analysis there was an estimated goodwill impairment as the carrying amount of goodwill as of December 31, 2009 exceeded the implied fair value of the goodwill at the mortgage banking segment. The estimated impairment charge was equal to the full amount of goodwill or $8.1 million. The goodwill impairment charge did not impact income taxes, as our goodwill is not tax deductible. The goodwill impairment charge is shown as a component of Income from discontinued operations in the Corporation’s statement of operations. The Corporation’s and the Bank’s regulatory capital was not affected by the goodwill impairment charge, since goodwill is excluded from regulatory calculations.

Variable Interest Entities

The Corporation has established Issuer Trusts that have issued guaranteed preferred beneficial interests in the Corporation’s junior subordinated debentures. These Issuer Trusts are variable interest entities under ASC 810-10. In accordance with ASC 810-10, “Consolidation,” all the Issuer Trusts outstanding at December 31, 2009 and 2008 are not consolidated. The junior subordinated debentures issued by the Corporation to the Issuer Trusts at December 31, 2009 and 2008 are reflected in the Corporation’s Consolidated Balance Sheets in the liabilities section under the caption “Subordinated debentures.” The Corporation records interest expense on the corresponding debentures in its Consolidated Statements of Operations. The Corporation also recorded the common capital securities issued by the Issuer Trusts in other assets in its consolidated balance sheets at December 31, 2009 and 2008.

The Bank has partial ownership in certain affiliated business arrangements. These entities serve as a source for retail mortgage business through the entity’s relations with builders, realtors and other businesses. Management evaluated these entities for consolidation under the requirements of ASC 810-10 Consolidation and determined that the Bank is the primary beneficiary of these variable interest entities. Accordingly, the assets and liabilities of these entities that were consolidated under the requirements of ASC 810-10 as of December 31, 2009 and 2008 are listed below. This table includes those entities in which the Bank has a non-majority ownership interest.

(Dollars in thousands)	2009	2008
Cash	$1,384	$1,101
Other assets	—	519

Total assets	$1,384	$1,620
Other liabilities	$368	$185

Total liabilities	$368	$185

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Non controlling Interests

In December 2007, the FASB updated ASC 810, “Consolidation,” which establishes accounting and reporting standards for the non controlling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, ASC 810 requires a non controlling interest in a subsidiary to be reported as equity, separate from the parent’s equity, in the consolidated balance sheet and the amount of net income or loss and comprehensive income or loss attributable to the parent and non controlling interest to be presented separately on the face of the consolidated financial statements. Changes in a parent’s ownership interest in its subsidiary in which a controlling financial interest is retained are accounted for as equity transactions. If a controlling financial interest in the subsidiary is not retained, the subsidiary is deconsolidated and any retained non controlling equity interest is initially measured at fair value. The Corporation adopted the updates to ASC 810 effective January 1, 2009, including retrospective application for the presentation of periods prior to January 1, 2009. The adoption of the updates to ASC 810 did not have a significant impact on the Corporation’s Consolidated Financial Statements.

Fair Value

ASC 820-10, “Fair Value Measurements and Disclosures,” defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date. ASC 820-10 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820-10 clarifies proper fair value determination in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. The Corporation considered the requirements of ASC 820-10 when estimating fair value.

ASC 825-10, “Financial Instruments,” permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. The Corporation elected to account for loans held for sale under this election option.

ASC 820-10 describes three levels of inputs that may be used to measure fair value:

•	Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

•

Level 2: Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

•	Level 3: Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Corporation used the following methods and significant assumptions to estimate fair value:

Investment Securities: Investment securities available-for-sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities. Level 1 securities include those traded on nationally recognized securities exchanges, U.S. Treasury securities, and money market funds. Level 2 securities include mortgage-backed securities issued by U.S. government agencies and sponsored entities, municipal bonds and corporate debt securities. Securities classified as Level 3 include asset-backed securities in less liquid markets.

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Loans held for sale (discontinued operations): The fair value of loans held for sale is estimated by utilizing either: (i) the value of securities backed by similar mortgage loans, adjusted for certain factors to approximate the value of a whole mortgage loan, including the value attributable to mortgage servicing and credit risk, (ii) current commitments to purchase loans or (iii) recent observable market trades for similar loans, adjusted for credit risk and other individual loan characteristics. As such, the Corporation classifies loans subjected to recurring fair value adjustments as Level 2.

Loans and leases: The Corporation does not record loans at fair value on a recurring basis. However, certain loans are considered impaired and a specific allowance for loan losses is established. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Once a loan is identified as individually impaired, Management measures impairment in accordance with ASC 310. The fair value of impaired loans is estimated using one of several methods, including collateral value, market value of similar debt, enterprise value, liquidation value and discounted cash flows. At December 31, 2009, substantially all of the impaired loans were evaluated based on the fair value of the collateral adjusted for market conditions. In accordance with ASC 820-10 impaired loans where an allowance is established based on the fair value of collateral require classification in the fair value hierarchy. When the fair value of the collateral is based on an observable market price or a current appraised value, the Corporation records the impaired loan as nonrecurring Level 3.

Other Real Estate Owned (“OREO”): OREO is adjusted to fair value upon transfer of the loans to foreclosed assets. Subsequently, OREO is carried at the lower of carrying value or fair value. Fair value is based upon independent market prices, appraised values of the collateral or Management’s estimation of the value of the collateral. The Corporation records the foreclosed asset as nonrecurring Level 3.

Mortgage Servicing Rights (“MSRs”): To determine the fair value of MSRs, the Bank uses an independent third party to estimate the present value of estimated future net servicing income. This valuation method incorporates an assumption that market participants would use in estimating future net servicing income, which include estimates of the cost to service, the discount rate, custodial earnings rate, an inflation rate, ancillary income, prepayment speeds, and default rates and losses. The fair value of servicing rights was determined using discount rates ranging from 8.0% to 41.3%, prepayment speeds ranging from 6.6% to 26.2% depending on the stratification of the specific right, and a weighted average default rate of 8.2%. The Corporation records the MSR as a recurring Level 3.

Derivative instruments (discontinued operation): The fair value of interest rate lock commitments and forward sales commitments are estimated using a process similar to mortgage loans held for sale. Interest rate lock commitments are recorded as a recurring Level 3. Loan commitments and best efforts commitments are assigned a probability that the related loan will be funded and the commitment will be exercised. The Bank relies on historical “pull-through” percentages in establishing probability. Forward sale commitments are recorded as a recurring Level 2.

Reclassifications

Certain prior year numbers have been reclassified to conform with the 2009 presentation. Assets related to mortgage banking operations have been reclassified to discontinued assets and liabilities held for sale and the mortgage banking operations related to this business have been reclassified, and are now reflected as discontinued operations. Refer to “discontinued operations” within this Note D for further information related to discontinued operations.

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

New Accounting Pronouncements

In February 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-09, Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements. This guidance removes the requirement for a Securities and Exchange Commission (“SEC”) filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of GAAP. ASU 2010-09 is intended to remove potential conflicts with the SEC’s literature and all of the amendments are effective upon issuance, except for the use of the issued date for conduit debt obligors, which will be effective for interim or annual periods ending after June 15, 2010.

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. This guidance requires: (1) disclosure of the significant amount transferred in and out of Level 1 and Level 2 fair value measurements and the reasons for the transfers; and (2) separate presentation of purchases, sales, issuances and settlements in the reconciliation for fair value measurements using significant unobservable inputs (Level 3). In addition, ASU 2010-06 clarifies the requirements of the following existing disclosures set forth in ASC 820, Fair Value Measurements and Disclosures: (1) For purposes of reporting fair value measurement for each class of assets and liabilities, a reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities; and (2) a reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. This guidance is effective for interim and annual reporting periods beginning January 1, 2010, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements, which are effective for fiscal years beginning January 1, 2011, and for interim periods within those fiscal years.

In June 2009, the FASB issued Statement of Financial Accounting Standard No. 168, “The FASB Accounting Standards Codification and the hierarchy of Generally Accepted Accounting Principles,” (“SFAS No. 168”). The standard, which replaces Statement No. 162, establishes the FASB Accounting Standards Codification which will become the source of authoritative U.S. generally accepted accounting principles recognized by the FASB. SFAS No. 168 is effective for interim and annual financial periods ending after September 15, 2009. We adopted the provisions of SFAS No. 168 in September 2009.

In June 2009, the FASB updated ASC 860 to eliminate the concept of a qualifying special-purpose entity (“QSPE”), modify the criteria for applying sale accounting to transfers of financial assets or portions of financial assets, differentiate between the initial measurement of an interest held in connection with the transfer of an entire financial asset recognized as a sale and participating interests recognized as a sale and remove the provision allowing classification of interests received in a guaranteed mortgage securitization transaction that does not qualify as a sale as available-for-sale or trading securities. The updates to ASC 860 clarify (i) that an entity must consider all arrangements or agreements made contemporaneously or in contemplation of a transfer, (ii) the isolation analysis related to the transferor and its consolidated subsidiaries and (iii) the principle of effective control over the transferred financial asset. The updates to ASC 860 also enhance financial statement disclosures. The updates to ASC 860 are effective for fiscal years beginning after November 15, 2009 with earlier application prohibited. Revised recognition and measurement provisions are to be applied to transfers occurring on or after the effective date and the disclosure provisions are to be applied to transfers that occurred both before and after the effective date. The Corporation does not expect the adoption of the updates to ASC 860 to have an impact on its Consolidated Financial Statements.

In June 2009, the FASB updated ASC 810 to modify certain characteristics that identify a variable interest entity (“VIE”), revise the criteria for determining the primary beneficiary of a VIE, add an additional

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

reconsideration event to determining whether an entity is a VIE, eliminating troubled debt restructurings as an excluded reconsideration event and enhance disclosures regarding involvement with a VIE. Additionally, with the elimination of the concept of QSPEs in the updates to ASC 860, entities previously considered QSPEs are now within the scope of ASC 810. Entities required to consolidate or deconsolidate a VIE will recognize a cumulative effect in retained earnings for any difference in the carrying amount of the interest recognized. The updates to ASC 810 are effective for fiscal years beginning after November 15, 2009 with earlier application prohibited. The Corporation is currently evaluating the impact of adopting the updates to ASC 810 on its Consolidated Financial Statements. However, the Corporation does not expect the adoption of the updates to ASC 810 to have a significant impact on its Consolidated Financial Statements.

In April 2009, the FASB issued ASC 320-10 – Investments – Debts and Equity Securities. ASC 320-10 amends the other-than-temporary impairment guidance for investments and changes some of the investment financial statement disclosure requirements. ASC 320-10 is effective for interim reporting periods ending after June 15, 2009. We adopted the other-than temporary impairment guidance of ASC 320-10 in June 2009. The adoption of this guidance did not have a material effect on our consolidated financial statements. In accordance with the requirements of ASC 320-10 the Corporation analyzed the other than temporary impairment charges that the Corporation took during 2009 and 2008 and concluded that the charge taken was entirely due to an other than temporary credit loss as opposed to other factors.

NOTE D – Discontinued Operations

The financial information in the accompanying consolidated financial statements for the year ended December 31, 2009 has been recast so that the basis of presentation is consistent with that of the financial information as of and for the three and six months ended June 30, 2010. This recast reflects the reclassification of certain American Home Bank (“AHB”) mortgage banking operations as discontinued operations. Prior to January 1, 2010, our business was conducted through two primary segments, community banking and mortgage banking. During the first quarter 2010, we announced the potential sale of AHB mortgage banking segment. Accordingly, certain mortgage banking operations related to this division have been reclassified as discontinued operations and all prior periods have been recast to give effect thereto.

On March 4, 2010, the Corporation and Tower, entered into an amendment to the Merger Agreement, which provides for the merger of the Bank with and into Graystone, with Graystone as the surviving institution. Graystone and the Bank entered into a Bank Plan of Merger on March 4, 2010. The amendment additionally provides for the potential sale of the AHB division at or prior to the consummation of the Merger. The Corporation has engaged a financial advisor to assist in the sale of the AHB division.

The results of operations of a component of an entity that has either been disposed of, or is classified as held for sale, shall be reported in discontinued operations if both the operations and cash flows of the component have been, or will be, eliminated from ongoing operations of the entity as a result of the disposal transaction and the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

In determining whether the Corporation met the conditions for a qualified plan of sale, management considered the relevant accounting guidance and concluded that the “held for sale” conditions were met during the first quarter 2010. Management determined that the Corporation will exit significant mortgage banking activities after the sale of AHB and, as such, certain assets and liabilities of the Corporation’s mortgage banking operations will be presented as discontinued assets held for sale and the results of operations directly related to mortgage banking activity will be presented as discontinued operations for the quarter ended March 31, 2010, and for all future periods.

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Mortgage loans held for sale and related derivative instruments are shown as a separate disposal group (disposal group 1) from other AHB assets. It is management’s intent to sell these assets and liabilities along with the assets and liabilities separately identified as disposal group 2 in a single sale transaction. Based on discussions with interested third parties to date, management anticipates that the assets and liabilities of disposal group 1, although discontinued from the Corporation’s future business model will most likely be sold separately from the transaction as described above. These assets although directly related to the mortgage banking division’s operations will likely be sold by the Corporation in the normal course of business shortly after the close of a potential sale transaction. The Corporation does not expect to originate significant loans held for sale after the completion of the sale of its mortgage banking operations.

The remaining assets, disposal group 2, will likely be sold as indicated in the amended Merger Agreement noted above. The carrying value of these assets are required to be at the lower of their carrying value or fair market value less costs to sell, and depreciation and amortization expense associated with assets held-for-sale ceases.

	December 31, 2009	December 31, 2008

Disposal Group 1
Mortgage loans held for sale, at fair value	$202,757	$90,940
Derivative instruments, at fair value	2,393	412

Total assets	$205,150	$91,352
Derivative instruments, at fair value	$—	$618

Total liabilities	$—	$618
Disposal Group 2
Premises and equipment	$1,956	$1,896
Goodwill	—	5,906
Due from mortgage investors	—	9,036
Other miscellaneous assets	1,247	1,461

Total assets	$3,203	$18,299
Accounts payable and accrued liabilities	$3,245	$1,489

Total liabilities	$3,245	$1,489

Results of operations for discontinued operations for the twelve months ended December 31, 2009 are presented below. The results of operations presented below do not include results for the year ended December 31, 2008 as AHB was acquired on December 31, 2008. Prior to the acquisition of AHB, the Corporation did not engage in significant mortgage banking operations.

2009
Interest income (1)	$10,225
Interest expense (2)	3,053

Net interest income	7,172
Non-interest income (3)	54,208
Non-interest expense	57,410

Income before income taxes	3,970
Income taxes	47

Net income prior to non-controlling interest	$3,923

Less: Net income attributable to non-controlling interest	$1,858

Income from discontinued operations, net of taxes	$2,065

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(1)	Interest income excludes interest income earned on the Corporation’s residential and construction loans held for investment that was previously disclosed as part of the results of operations of the mortgage banking segment. Management anticipates that these held for investment portfolios will remain as part of the Corporation’s continuing community banking operations after the sale of the mortgage banking business.
(2)	Interest expense of the mortgage banking segment is based on management’s internal methodology of allocating consolidated interest expense of the Corporation’s existing funding sources to the mortgage banking segment’s assets directly related to discontinued loans held for sale and certain discontinued non-interest earning assets held for sale. This allocation methodology is consistent with management’s previous segment reporting policies however it excludes any funding costs attributable to the Corporation’s residential and construction loans held for investment that were previously disclosed as part of the results of operations of the mortgage banking segment. Imputed interest expense of the mortgage banking segment is shown as part of the consolidated statement of operations as deposit and Federal Home Loan Bank (“FHLB”) advances and other borrowings interest expense. To properly report the net income from discontinued operations, interest expense from deposits of $2.5 million and interest expense from FHLB advances and other borrowings of $598 thousand was reclassified from the Corporation’s continuing operations on the consolidated statements of operations to interest expense from discontinued operations.
(3)	Non-interest income from discontinued operations for the year ended December 31, 2009, includes an $8.1 million goodwill impairment charge.

NOTE E – Acquisitions

On December 31, 2008, the Corporation completed its acquisition of AHB. Under the terms of the merger agreement, AHB merged with and into First National Bank of Chester County (the “AHB Merger”). AHB is now operating as a division of the First National Bank of Chester County (the “Bank” or “FNB”) under the trade name, “American Home Bank, a Division of First National Bank of Chester County.” The primary focus of AHB is mortgage-banking activities. AHB’s mortgage-banking activities include providing mortgages and associated products to customers and selling most of those mortgages into the secondary market on a servicing released basis. AHB retains the servicing on a portion of the loans that it sells. The sourcing of mortgage loans is conducted through a direct, retail delivery channel comprised of retail loan offices, affiliated business arrangements with builders and realtors, and a wholesale lending operation. The wholesale operation sources loans through relationships with unrelated mortgage brokers. This acquisition was intended to help the Bank to further diversify the Bank’s products, services, and sources of income as well as expand the Bank’s geographic footprint.

As a result of the AHB Merger, each outstanding share of AHB common stock was converted into the right to receive either $11.00 in cash or 0.70 shares of the Corporation’s common stock, plus cash in lieu of fractional shares. Pursuant to the allocation procedures set forth in the AHB Merger Agreement, 1,052,160 shares of the Corporation’s common stock were issuable to the holders of 90% of AHB’s outstanding common stock and $1.8 million was payable to the holders of 10% of AHB’s outstanding common stock. In addition, pursuant to the terms of the AHB Merger Agreement, each AHB option to purchase shares of AHB common stock at the effective time of the AHB Merger converted into an option to purchase such number of shares of the Corporation’s common stock equal to the number of shares of the AHB option multiplied by 0.7000, rounded down to the nearest whole share, at an exercise price equal to the exercise price of the AHB option at the effective time of the AHB Merger divided by 0.7000, rounded up to the nearest whole cent. Each outstanding AHB warrant at the effective time of the AHB Merger was cancelled and converted into the right to receive cash in the amount equal to the difference between the AHB warrant strike price and $11.00.

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the estimated fair values of AHB’s assets acquired and liabilities on December 31, 2008. This transaction was accounted for using the purchase method of accounting in accordance with applicable accounting guidance.

(Dollars in thousands)	December 31, 2008
ASSETS
Cash and due from banks	$7,177
Federal funds sold and other overnight investments	1,460
Interest bearing deposits	2,156
Investment securities available-for-sale	17,366
Loans held for sale	89,494
Loans	110,928
Less allowance for loan losses	(1,236)

Net loans	109,692
Premises and equipment, net	1,896
Due from mortgage investors	9,036
Other	9,565

Total assets	247,842

LIABILITIES
Deposits:
Non-interest bearing	7,435
Interest bearing	186,722
Federal Home Loan Bank advances and other borrowings	36,602
Other liabilities	2,993

Total liabilities	233,752

Net assets acquired	$14,090

At December 31, 2008 goodwill of $5.9 million was recorded in connection with the acquisition AHB. At that time, Management was in the process of evaluating and finalizing the purchase accounting adjustments, thus the allocation of the purchase price was subject to refinement.

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table provides the calculation of the goodwill as of December 31, 2008:

(Dollars in thousands)	December 31, 2008
Purchase Price:
Purchase price assigned to shares exchanged for stock	$15,088
Purchase price assigned to options issued	73
Purchase price assigned to shares exchanged for cash, warrants and other consideration	2,139
Deal costs and other cash paid	2,696

Total purchase price	19,996
AHB stockholders’ equity	15,422
AHB’s goodwill asset	(1,352)
Estimated adjustments to reflect assets acquired at fair market value:
Loans	922
Premises and equipment	90
Net deferred tax asset	777
Estimated adjustments to reflect liabilities acquired at fair market value:
Time deposits	(467)
FHLB borrowings	(1,302)

Net assets acquired	14,090
Goodwill	$5,906

During the first quarter of 2009, the Corporation recorded a $1.6 million purchase accounting adjustment related to additional consideration identified for the acquisition. This amount relates to the lump sum payments to former executive officers of AHB in connection with the finalization of the AHB Management Incentive Plan. The full amount of this additional consideration was allocated to goodwill. During 2009, other adjustments were made to update acquisition date valuation estimates of certain assets and liabilities including other real estate owned, deferred rent, expense accruals and deferred tax assets. The merger resulted in goodwill of approximately $8.1 million, all of which was allocated to the AHB mortgage banking reporting unit.

The fair value of certain assets and certain liabilities were based on quoted market prices from reliable market sources. When quoted market prices were not available, the estimated fair values were based upon the best information available, including obtaining prices for similar assets and liabilities, and the results of using other valuation techniques. The prominent other valuation techniques used were the present value technique and appraisal/third party valuations. When the present value technique was employed, the associated cash flow estimates incorporated assumptions that marketplace participants would use in estimating fair values. In instances where reliable market information was not available, the Corporation used its own assumptions in an effort to determine a reasonable fair value. In other instances, the Corporation assumed the historical book value of certain assets and liabilities represented a reasonable proxy of fair value. The Corporation determined that there were no other categories of identifiable intangible assets arising from the AHB acquisition.

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table details pro forma financial results for the Corporation and AHB for the year ended December 31, 2008 and 2007, assuming that the merger took place January 1, 2008 and 2007, respectively:

	December 31,
Dollars in thousands except per share	2008	2007
	(unaudited)	(unaudited)
Interest income	$69,790	$68,435
Interest expense	(32,020)	(33,450)
Provision for loan and lease losses	(2,032)	(280)
Non-interest income	30,569	32,292

Total net revenue	66,307	66,997
Non-interest expense	62,027	56,703

Pretax net income	4,280	10,294
Income tax expense	547	2,827

Net income	$3,733	$7,467
Basic EPS	$0.60	$1.20
Diluted EPS	$0.60	$1.19

NOTE F – Investment Securities

The Corporation’s investment portfolio consists of the following categories of securities:

•	U.S. Treasury – Consists of debt securities issued by the US Government.

•	U.S. Government Agency Notes – Consists of debt instruments issued by US Government agencies such as the Federal Home Loan Bank and Freddie Mac.

•

U.S. Government Agency Mortgage Backed Securities – Consists of residential mortgage pass-through securities and collateralized mortgage obligations “CMOs” issued by U.S. government agencies such as GNMA, FNMA and Freddie Mac. The GNMA pass-through securities or the underlying GNMA securities backing the CMOs are guaranteed by the U.S. Government, while the FNMA and Freddie Mac pass-through securities or the underlying FNMA and Freddie Mac securities backing the CMOs are guaranteed by the respective U.S. Government agency.

•	Collateralized Mortgage Obligations – Residential – Consists of private label CMOs backed by non-government agency residential mortgage pools.

•	Collateralized Mortgage Obligations – Commercial – Consists of private label CMOs backed by non-government agency commercial mortgage pools.

•	State and Municipal – Consists of securities issued by state, city or local governments.

•	Corporate Debt Securities – Consists of corporate debt securities.

•	Bank equity securities – Consists of equity securities of banks, bank holding companies or bank trust preferred securities.

•	Other Equity Securities – Consists primarily of equity securities of the Federal Reserve and the Federal Home Loan Bank.

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The amortized cost, gross unrealized gains and losses, and fair market value of the Corporation’s available-for-sale securities at December 31, 2009 and December 31, 2008 are summarized as follows:

(Dollars in thousands) 2009	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury	$20,003	$13	$—	$20,016
U.S. Government agency	2,040	7	—	2,047
U.S. Government agency mortgage-backed securities	36,193	902	(100)	36,995
CMO – Residential	1,249	—	(251)	998
CMO – Commercial	1,004	—	(196)	808
State and municipal	4,542	52	—	4,594
Corporate debt securities	7,056	—	(1,191)	5,865
Bank equity securities	525	50	(42)	533
Other equity securities	10,842	—	—	10,842

	$83,454	$1,024	$(1,780)	$82,698

(Dollars in thousands) 2008	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Government agency	$8,300	$134	$—	$8,434
U.S. Government agency mortgage-backed securities	56,033	984	(102)	56,915
CMO – Residential	1,630	—	(426)	1,204
CMO – Commercial	1,004	—	(594)	410
State and municipal	10,327	74	—	10,401
Corporate debt securities	28,455	—	(4,052)	24,403
Bank equity securities	2,811	50	(892)	1,969
Other equity securities	10,848	—	—	10,848

	$119,408	$1,242	$(6,066)	$114,584

The amortized cost and estimated fair value of debt securities classified as available-for-sale at December 31, 2009, by contractual maturity, are shown in the following table. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

(Dollars in thousands)	Amortized Cost	Fair Value
Due in one year or less	$15,910	$15,911
Due after one year through five years	13,201	12,452
Due after five years through ten years	3,540	3,488
Due after ten years	990	671

Subtotal	33,641	32,522
Mortgage-backed securities	38,446	38,801
Other equity securities	11,367	11,375

Total	$83,454	$82,698

Proceeds from the sales of investment securities available for sale were $52.8 million, $25.6 million and $4.6 million during 2009, 2008, and 2007, respectively. Gains of $1.3 million, $409 thousand and $21 thousand

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and losses of $430 thousand, $97 thousand and $19 thousand were realized on sales of securities in 2009, 2008, and 2007 respectively. The principal amount of investment securities pledged to secure public deposits and for other purposes required or permitted by law was $71.4 million and $89.0 million at December 31, 2009 and 2008, respectively. Other than U.S. government and U.S. government sponsored agencies, there were no securities held from a single issuer that represented more than 10% of stockholders’ equity.

The table below indicates the length of time individual securities have been in a continuous unrealized loss position at December 31, 2009.

(Dollars in thousands)		Less than 12 months		12 months or longer		Total
Description of Securities	Number of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Mortgage-backed securities	5	$9,386	$(100)	$—	$—	$9,386	$(100)
CMO — Residential	3	292	—	700	(251)	992	(251)
CMO — Commercial	1	—	—	808	(196)	808	(196)
Corporate debt securities	6	—	—	5,865	(1,191)	5,865	(1,191)
Bank equity securities	2	—	—	213	(42)	213	(42)

Total temporarily impaired investment securities	17	$9,678	$(100)	$7,586	$(1,680)	$17,264	$(1,780)

The table below indicates the length of time individual securities have been in a continuous unrealized loss position at December 31, 2008.

(Dollars in thousands)		Less than 12 months		12 months or longer		Total
Description of Securities	Number of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government Agency	6	$6,253	$(100)	$536	$(2)	$6,789	$(102)
CMO – Residential	3	429	(402)	767	(24)	1,196	(426)
CMO – Commercial	1	—	—	409	(594)	409	(594)
Corporate debt securities	21	17,176	(1,575)	7,227	(2,477)	24,403	(4,052)
Bank equity securities	5	—	—	1,620	(892)	1,620	(892)

Total temporarily impaired investment securities	36	$23,858	$(2,077)	$10,559	$(3,989)	$34,417	$(6,066)

Other than Temporary Impairment

In accordance with ASC 320-10, Investments – Debt and Equity Securities, the Corporation evaluates its securities portfolio for other-than-temporary impairment (“OTTI”) throughout the year. Each investment, that has a fair value less than the book value is reviewed on a quarterly basis by Management. Management considers at a minimum the following factors that, both individually or in combination, could indicate that the decline is other-than-temporary: (a) the Corporation has the intent to sell the security; (b) it is more likely than not that it will be required to sell the security before recovery; and (c) the Corporation does not expect to recover the entire amortized cost basis of the security. Among the factors that are considered in determining intent is a review of capital adequacy, interest rate risk profile and liquidity at the Corporation. An impairment charge is recorded against individual securities if the review described above concludes that the decline in value is other-than-temporary.

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Management recorded a $1.6 million charge to earnings in 2009 of other than temporary impairment on four bank equity securities held in the Corporation’s available for sale investment portfolio. The 2008 Consolidated Statement of Operations included an $850 thousand other than temporary impairment loss on a $1.0 million Lehman Brothers note held in the Bank’s available for sale investment portfolio. This security has since matured and the remaining $150 thousand carrying value is carried as a receivable in the Corporation’s Other Asset line of the Consolidated Balance Sheet. Management monitors market activity of these matured Lehman notes and fully expects to recover the entire amount currently outstanding.

Specific conclusions for each category of securities with an unrealized loss position and where Management believed an other than temporary impairment analysis was warranted are summarized below:

Collateralized Mortgage Obligations (“CMO”) – Residential and Commercial

There are a total of four private label CMO securities that had unrealized loss positions at December 31, 2009. Three of the securities had a AAA rating from S&P and one had an AA- rating from S&P. All contractual cash flows have been received on these securities. All of these issuances have subordinated tranches supporting principal. In addition, we conducted due diligence of publicly available information regarding these securities and no material information came to our attention that would indicate an inability to recover our basis in these securities. The depreciation on two of the securities accounted for 98% of the total depreciation within this category. For these securities, we reviewed and considered information about the underlying collateral as well as loss and prepayment stress test information performed by professional investment advisors. This information indicated likelihood that subordinate tranches of the CMO provide sufficient protection to the Bank’s senior tranches such that Management can conclude that the probability of suffering a principal loss is unlikely. Because the Corporation does not intend to sell these securities and it is more likely than not that the Corporation will not be required to sell the securities before recovery of its amortized cost basis, which may be maturity, it does not consider these investments to be other-than-temporarily impaired at December 31, 2009.

Corporate Debt Securities

There are a total of six securities in this category that had unrealized loss positions at December 31, 2009. All of these securities are obligations of well-known, established companies or subsidiaries thereof. All contractual cash flows have been received on these securities. Management reviewed rating agency information for each security and noted that three securities had a split rating by Moody’s and S&P with one rating above investment grade and one rating below investment grade. The remaining three securities were rated investment grade by both rating agencies. Depreciation on the three of the securities with a rating below investment grade accounted for 85% or $1.0 million of the total depreciation in this category. For these securities we reviewed current news and filings as well as the length and duration of the depreciation and concluded that there was no information that would indicate a going concern or other issue that would impair our ability to recover our cost basis. Management performed additional analysis which included reviewing information from our third party investment advisor as well as current news and filings. The conclusion drawn from this information was that there was no information that indicated a going concern or other issue that would impair our ability to recover our cost basis. The Corporation does not intend to sell these securities and it is not more likely than not that the Corporation will be required to sell the securities before recovery of its amortized cost basis. Management does not consider these investments to be other-than-temporarily impaired at December 31, 2009.

Bank Equity Securities

The Corporation recorded a $1.6 million other than temporary impairment charge on four securities in this category during the third quarter of 2009. The securities were publicly traded stocks of well-known, established

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

bank holding companies. At September 30, 2009, Management concluded that the impairment on the securities was other than temporary mainly due to continued deterioration of the financial condition of these companies and Management’s conclusion that the Corporation no longer had the intent to hold these securities until anticipated recovery. These securities were subsequently sold during the fourth quarter 2009. The $1.6 million loss is presented on the Asset impairment line of the Consolidated Statements of Operations.

NOTE G – Loans and Leases

Major classifications of loans are as follows:

(Dollars in thousands)	2009	2008
Commercial loans	$334,286	$327,472
Real estate – commercial	261,643	280,549
Real estate – commercial construction	66,204	69,057
Real estate – residential	88,024	87,413
Real estate – residential construction	29,387	45,466
Consumer loans	120,767	125,318
Lease financing receivables	1,578	4,808

	901,889	940,083
Less: Allowance for loan and lease losses	(23,217)	(10,335)

	$878,672	$929,748

Unearned income included in the carrying amount of the loan balances above was $746 thousand and $742 thousand at December 31, 2009 and 2008, respectively. The amount of deposit account overdrafts classified as loans above totaled $220 thousand and $853 thousand at December 31, 2009 and 2008, respectively.

Changes in the allowance for loan and lease losses are summarized as follows:

(Dollars in thousands)	2009	2008	2007
Balance at beginning of year	$10,335	$7,817	$8,186
Provision charged to operating expenses	33,919	1,632	80
Recoveries	383	282	140
Loans charged-off	(21,196)	(746)	(582)
Allowance adjustment – Other	(224)	114	(7)
Allowance acquired through acquisition	—	1,236	—

Balance at end of year	$23,217	$10,335	$7,817

A loan is considered impaired, in accordance with the accounting guidance (ASC 310-10-35), when based on current information and events, it is probable that the Corporation will be unable to collect all amounts due from the borrower in accordance with the contractual terms of the loan. Impaired loans include nonperforming loans but also include loans modified in troubled debt restructurings where concessions have been granted to borrowers experiencing financial difficulties. These concessions could include a reduction in the interest rate on the loan, payment extensions, forgiveness of principal, forbearance or other actions intended to maximize collection. The average recorded investment in the December 31, 2009, 2008 and 2007 impaired loans was $25.2 million, $4.3 million and $1.1 million respectively. Interest income recognized during the time within the period that the loans were impaired was $314 thousand for the year ended December 31, 2009. There was no interest income recorded on impaired loans at December 31, 2008 and 2007 as all impaired loans were also classified as non-accrual.

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The non-accrual loan and lease balance was $27.6 million and $10.5 million at December 31, 2009 and 2008 respectively. Loans are generally placed on non-accrual when the loan becomes 90 days delinquent at which time all accrued but unpaid interest is reversed. Interest income is no longer accrued on such assets and any future payments are applied as a reduction in the principal balance of the loan. All non-accrual loans are considered impaired assets and are evaluated individually for required specific reserves. The approximate gross interest income that would have been recorded for the twelve months ending December 31, 2009 if the $27.6 million in non-accrual loans had been current in accordance with their original terms was $1.8 million. The actual amount of interest income included in net income as of December 31, 2009 on these loans was $960 thousand resulting from interest earned prior to the loans being placed on non-accrual status.

The following table presents additional information about impaired loan and lease balances as of December 31, 2009 and 2008:

	December 31,
	2009		2008
(Dollars in thousands)	Impaired Loan Balance	Associated Allowance	Impaired Loan Balance	Associated Allowance
Commercial loans	$13,269	$1,029	$3,633	$285
Real estate – commercial	12,071	3,637	1,650	126
Real estate – commercial construction	8,786	135	—	—
Real estate – residential	2,601	644	3,876	350
Real estate – residential construction	2,137	874	—	—
Consumer loans	2,596	1,148	1,166	95
Lease financing receivables	167	55	190	—

Total	$41,627	$7,522	$10,515	$856

In the normal course of business, the Bank makes loans to certain officers, directors, and their related interests. All loan transactions entered into between the Bank and such related parties were made on substantially the same terms and conditions as comparable transactions with all other parties. In Management’s opinion, such loans are consistent with sound banking practices and are within applicable regulatory lending limitations. The balance of these loans at December 31, 2009 and 2008 was $22.5 million and $22.0 million, respectively. In 2009 and 2008, principal payments on these loans were $39.0 million and $35.4 million, respectively. In 2009 and 2008, new loans to these individuals and their related interests were $40.0 million and $38.0 million, respectively.

NOTE H – Premises and Equipment

Premises and equipment for continuing operations are summarized as follows:

(Dollars in thousands)	Useful Lives	2009	2008	2007
Premises	5 -40 Years	$24,960	$17,885	$16,989
Equipment	1 - 5 Years	23,604	23,469	23,897
Construction in process		60	5,566	1,629

		48,624	46,920	42,515
Less Accumulated depreciation		(28,111)	(26,740)	(24,955)

		$20,513	$20,180	$17,560

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Depreciation and amortization expense for the years ended December 31, 2009, 2008, and 2007 amounted to $3.0 million, $2.5 million, and $2.5 million, respectively.

Included in the equipment category above are $4.9 million and $6.0 million as of December 31, 2009 and 2008, respectively related to Corporation owned equipment that is leased to customers. Included in the accumulated depreciation line above was $2.5 million and $3.0 million of accumulated depreciation on these leased assets as of December 31, 2009 and 2008, respectively.

NOTE I – Goodwill (Discontinued Operations)

During the year ended December 31, 2009 the goodwill from the AHB acquisition was finalized to reflect adjustments to the purchase price allocation. The Corporation has two reporting units, Community Banking and Mortgage Banking which is consistent with the Corporation’s segment reporting. The full amount of goodwill resulting from the AHB acquisition was allocated to the AHB Mortgage Banking reporting unit. The following shows the prior and current balance of goodwill:

(Dollars in thousands)	Goodwill Balance
December 31, 2008	$5,906
Adjustment to consideration paid (a)	1,600
Other adjustments (b)	573
Impairment charge	(8,079)

December 31, 2009	$—

(a)	During 2009, the Corporation recorded a $1.6 million purchase accounting adjustment related to additional consideration identified for the acquisition. This amount relates to the lump sum payments to former executive officers of AHB in connection with the finalization of the AHB Management Incentive Plan. The full amount of this additional consideration was allocated to goodwill.
(b)	Other adjustments relate to amounts recorded in 2009 to finalize acquisition date valuation estimates of certain assets and liabilities including other real estate owned, deferred rent, expense accruals and deferred tax assets.

NOTE J – Other Real Estate Owned

Other real estate owned (“OREO”) represents property owned by the Bank following default by the borrowers. OREO property acquired through foreclosure is initially transferred at fair value based on an appraised value less estimated cost to dispose. Adjustments are subsequently made to mark the property below this amount if circumstances warrant. Losses arising from foreclosure transactions are charged against the allowance for loan losses. Costs to maintain real estate owned and any subsequent gains or losses are included in the Corporation’s results of operations. The following table summarizes properties held as OREO as of December 31, 2009 and 2008:

(Dollars in thousands)	December 31, 2009	Number of properties	December 31, 2008	Number of properties
Land	$49	1	$—	—
Residential 1 - 4 family	3,643	15	1,872	9

Total	$3,692	16	$1,872	9

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE K – Deposits

At December 31, 2009, the scheduled maturities of certificates of deposit are as follows:

(Dollars in thousands)
2010	$322,174
2011	110,194
2012	73,292
2013	4,046
2014	2,838
Thereafter	3,478

$516,022

In the normal course of business, the Bank holds deposits from certain officers, directors, and their related interests. All deposit transactions entered into between the Bank and such related parties were made on substantially the same terms and conditions as comparable transactions with all other parties. The balance of these deposits was $2.0 million and $4.6 million at December 31, 2009 and 2008, respectively.

NOTE L – Borrowings

The Bank, as a member of the FHLB, maintains several credit facilities secured by the Bank’s mortgage-related assets. FHLB borrowings provide additional funds to meet the Bank’s liquidity needs. At December 31, 2009, the Bank had borrowings totaling $144.5 million from the FHLB, and currently has a maximum borrowing capacity of $60 million from the FHLB. FHLB borrowings are collateralized by a pledge on certain mortgage loans, other real estate related loans and a lien on the Bank’s FHLB stock. The Bank also maintains borrowing facilities with Wachovia Bank, Atlantic Central Bankers’ Bank and the Federal Reserve. The borrowing capacity for each of these facilities was $15.0 million, $5.0 million and $159.4 million respectively at December 31, 2009. There were no borrowed amounts outstanding at December 31, 2009 for these facilities.

Short Term Borrowings

Short term borrowings generally have maturities of less than one year. The details of these short term borrowings are as follows:

(Dollars in thousands)	2009	2008
Average balance outstanding	$4,474	$276
Maximum amount outstanding at any month-end during the period	$28,435	$6,000
Balance outstanding at period end	$28,435	$6,000
Weighted-average interest rate during the period	6.51%	0.02%
Weighted-average interest rate at period end	6.51%	3.25%

On November 20, 2009, the Corporation entered into a loan agreement with Graystone for a non-revolving one year term loan in the principal amount of $4.0 million at an interest rate of 12% in order to refinance $3.0 million of its outstanding debt and for general corporate purposes. On December 28, 2009, Graystone and the Corporation entered into a modification of this loan agreement and related note pursuant to which Graystone increased its loan to the Corporation from $4.0 million to $26.0 million, the increased proceeds of which were

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

used by the Corporation to make a capital contribution to the Bank solely for purposes of enabling the Bank to satisfy the IMCRs. The loan, as modified, is a non-revolving one year term loan bearing interest at the rate of 6% per annum, and is secured by a pledge of all of the common stock of the Bank.

The loan agreement contains various covenants, limitations and events of default customary for loans of this type to similar borrowers, including limitations on the Corporation’s ability to incur indebtedness, subject to limited exceptions. The principal amount of the loan is due and payable upon the earlier of November 20, 2010 or the Corporation’s completion of a capital raising event resulting in proceeds sufficient to both repay the Loan and enable the Bank to meet the previously disclosed additional capital requirements imposed by the Office of the Comptroller of the Currency. The loan is prepayable by the Corporation at any time, subject to a prepayment charge to the Corporation equal to 3% of the principal balance of the loan then outstanding if such prepayment is effected on or before March 31, 2010. It is an event of default under the loan documents if, prior to the later of the date the loan has been repaid in full or November 20, 2010, the Corporation enters into any agreement which would result in a Change in Control, as that term is defined in the Agreement, subject to certain exceptions. Upon such event of default, the Corporation shall pay to Graystone an additional fee of $400 thousand. It is also an event of default if during the term of the loan, the Corporation or the Bank is unable to certify following the end of each month that it meets any applicable regulatory capital requirements to be considered “well capitalized” and to satisfy any additional requirements imposed by regulators. Upon the occurrence of an event of default, Graystone may declare the loan immediately due and payable. Graystone waived the Bank’s obligation to maintain a Tier 1 leverage capital ratio of at least 8% and a total risk-based capital ratio of at least 12% as of December 31, 2009 and March 31, 2010, pursuant to Section 5.07 and Section 5.08(b) of the Loan Agreement. The waiver is conditioned on the Bank maintaining, at all times while the waiver is in effect, a Tier 1 leverage capital ratio of at least 6% and a total risk-based capital ratio of at least 10%. The waiver will automatically terminate upon the earlier of the submission of the Bank’s Call Report for the quarter ended June 30, 2010 with the FDIC, or July 30, 2010.

The Corporation also borrowed an aggregate principal amount of $2.4 million during third quarter of 2009 on an unsecured, short-term basis from certain shareholders and directors, with interest payable in each case at 12% per annum. The principal amount of the loans are due and payable upon the earlier of an event of default, the closing of the merger between us and Tower, or March 31, 2011.

FHLB Advances

At December 31, 2009 and 2008, borrowings from the FHLB totaled $144.5 million and $165.2 million. These borrowings consist of fixed-rate amortizing and non-amortizing borrowings that will mature within one to nine years. The amortizing borrowings had a weighted average interest rate of 5.33%, 5.33%, and 5.31% and the non-amortizing borrowings had a weighted average interest rate of 4.03%, 4.12%, and 4.20% for 2009, 2008 and 2007, respectively.

As of December 31, 2009, FHLB borrowings mature as follows:

(Dollars in thousands)
2010	$82,299
2011	24,577
2012	25,082
2013	86
2014	10,329
Thereafter	2,089

$144,462

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Junior Subordinated Debentures Held by Trusts That Issued Capital Debt

Subordinate debentures at December 31, 2009 increased to $20.8 million, an increase of $5.3 million compared to $15.5 million at December 31, 2008. In 2009, First Chester County Capital Trust IV (“Trust IV”), a special purpose statutory trust was created expressly for the issuance of $5.2 million of preferred capital securities and $155 thousand of common shares and invested the proceeds in our junior subordinated debentures in a pooled institutional placement transaction. These subordinated debentures and securities are subject to mandatory redemption in the year 2037. The debentures and securities will each be callable by us or Trust IV, as applicable, at their option, five years after the date of issuance. The rate paid on the subordinated debentures and securities issued in 2009 was 12.00%. Based on current interpretations of the banking regulators, these subordinated debentures qualify under the risk-based capital guidelines of the OCC and Federal Reserve as Tier 1 capital, subject to limitations.

In 2007, Trust III issued $5.0 million (net proceeds of $4.8 million) of preferred capital securities in a pooled institutional placement transaction. These securities were issued through Trust III, a special purpose statutory trust created expressly for the issuance of these securities and investing the proceeds in junior subordinated debentures of the Corporation. These subordinated debentures are subject to mandatory redemption in the year 2037. The debentures and securities will each be callable by the Corporation or Trust III, as applicable, at their option, five years after the date of issuance. At December 31, 2009, the rate paid on these subordinated debentures, based on three-month London Inter-bank offering rate (“LIBOR”) plus 140 basis points, was 1.66%.

In 2003, Trust II issued $10.0 million (net proceeds of $9.8 million) of preferred capital securities in a pooled institutional placement transaction. These securities were issued through Trust II, a special purpose statutory trust created expressly for the issuance of these securities and investing the proceeds in subordinated debentures of the Corporation. These subordinated debentures are subject to mandatory redemption in the year 2033. The debentures and securities will each be callable by the Corporation or Trust II, as applicable, at their option, five years after the date of issuance. At December 31, 2009, the rate paid on these subordinated debentures, based on three-month LIBOR plus 295 basis points, was 3.23%.

In 2002, Trust I issued $5.0 million (net proceeds of $4.8 million) of preferred capital securities in a pooled institutional placement transaction. These securities were issued through Trust I, a special purpose statutory trust created expressly for the issuance of these securities and investing the proceeds in junior subordinated debentures of the Corporation. These securities were redeemed by the Corporation on July 7, 2007, and, accordingly, Trust I was dissolved. The redemption of the debentures was coordinated with the $5.0 million Trust III issuance on June 29, 2007. The new issuance bears an interest rate of 3 month LIBOR plus 140 basis points while the redeemed issuance had an interest rate of 3 month LIBOR plus 365 basis points. The Corporation recorded a $161 thousand charge to interest expense in 2007 for accelerated amortization of issuance costs on the redeemed issuance.

For 2009, 2008, and 2007, interest expense for Trust I, II, III and IV was $1.0 million, $896 thousand and $1.5 million, respectively, with an average interest rate of 5.23%, 5.79%, 9.35%; respectively.

In March 2005, the Federal Reserve Board adopted a final rule that continues to allow the inclusion of trust preferred securities in Tier I Capital, but with stricter quantitative limits. Under the final rule, after a five-year transition period, the aggregate amount of trust preferred securities and certain other capital elements would be limited to 25% of Tier I Capital elements, net of goodwill. The amount of trust preferred securities and certain other elements in excess of the limit could be included in Tier II Capital, subject to restriction. Based on the final rule, the Corporation includes all of its $20.2 million in trust preferred securities in Tier I Capital.

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE M – Income Taxes

The components of income tax expense are detailed as follows:

(Dollars in thousands)	2009	2008	2007
Current (benefit) expense	$(5,076)	$2,686	$3,039
Deferred expense (benefit)	4,612	(939)	(108)

Total tax expense (benefit) attributable to First Chester County Corporation	(464)	1,747	2,931
Tax expense from discontinued operations	47	—	—

Tax (benefit) expense from continuing operations	$(511)	$1,747	$2,931

The income tax provision reconciled to the statutory federal rate follows:

	2009	2008	2007
Statutory rate	34.0%	34.0%	34.0%
Increase (decrease) in tax rate from
State income tax	(0.7)	—	—
Tax-exempt loan and investment income	1.5	(6.4)	(3.9)
Tax credits	0.5	(3.5)	(2.8)
Goodwill	(9.1)	—	—
Change in federal valuation allowance	(23.4)	—	—
Other, net	(1.3)	0.2	0.4

Applicable income tax rate	1.5%	24.3%	27.7%

The net deferred tax asset consists of the following:

(Dollars in thousands)	2009	2008
Allowance for loan and lease losses	$8,227	$3,507
Net operating loss carryforward	1,226	1,575
Unrealized losses on investment securities available-for-sale	257	1,637
Prepaid expenses	(169)	(142)
Accrued pension and deferred compensation	320	235
Depreciation	1,109	875
Net unrealized gain on loans and derivatives	(2,462)	(365)
Mortgage servicing rights	(269)	(81)
Bond accretion	293	285
Allowance for unfunded loans and unused lines of credit	237	151
Valuation allowance	(7,499)	—
Other	1,323	908

Total net deferred tax asset	$2,593	$8,585

During the fourth quarter of 2009, the Corporation established a valuation allowance of approximately $7.5 million against a portion of its deferred tax assets after concluding that it was more likely than not that a portion of the deferred tax asset would not be realized. In evaluating the ability to recover our deferred tax assets, Management considers all available positive and negative evidence regarding the ultimate realizability of our

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

deferred tax assets including past operating results and our forecast of future taxable income. In addition, general uncertainty surrounding the future economic and business conditions have increased the likelihood of volatility in our future earnings. The Corporation has concluded and recorded a valuation allowance against its deferred tax asset, except for $2.3 million available for carryback claims.

The Corporation has approximately $480 thousand of low income housing credits available to offset future taxable income. These credits will expire between 2025-2029. The Corporation did not have any liabilities for uncertain tax positions or any known unrecognized tax benefits at December 31, 2009 and 2008. The Corporation and its subsidiaries file a consolidated U.S. Federal income tax return and each entity files separate Pennsylvania tax returns. Additionally, the Corporation files income taxes returns in several other jurisdictions. The Corporation and its subsidiaries are no longer subject to income tax examinations by taxing authorities for years prior to 2006. The Corporation has Federal and State net operating losses of approx $4.0 million that were generated by American Home Bank prior to its acquisition. These net operating losses are subject to limitations under code section 382, of which the calculated annual amount is approximately $683 thousand at December 31, 2009. These losses will begin to expire in 2027.

NOTE N–Stock Based Compensation

At December 31, 2009, the Corporation currently has one unexpired stock based compensation plan, pursuant to which shares of the Corporation’s common stock could be issued, subject to certain restrictions. The plan, adopted in 2005, allows the Corporation to grant up to 150,000 shares of restricted stock to employees. During 2009, the Corporation granted 54,650 shares valued at $11.35 per share at grant date and 22,500 shares valued at $5.17 per share at grant date, these shares, or a portion thereof, will vest on the third anniversary of the grant subject to certain employment and Company performance requirements. The Corporation also granted 60,000 shares valued at $4.95 per share at grant date, these shares vested immediately. The restricted stock grants are also subject to accelerated vesting of all or a portion of the shares upon the occurrence of certain events. A summary of the Corporation’s unvested restricted shares is as follows:

(Dollars in thousands, except per share data)	Shares	Weighted Average Grant Date Fair Value	Aggregate Intrinsic Value of Unvested Shares
Unvested at January 1, 2007	—
Granted	22,900	$21.05
Vested	—	—
Forfeited	(1,500)	$21.05

Unvested at December 31, 2007	21,400	$21.05	$372
Granted	34,500	$17.80
Vested	(7,133)	$21.05
Forfeited	(4,692)	$21.05

Unvested at December 31, 2008	44,075	$18.74	$425
Granted	137,150	$7.54
Vested	(85,150)	$8.02
Forfeited	(41,601)	$14.44

Unvested at December 31, 2009	54,474	$10.57	$503

The Corporation recorded $681 thousand and $163 thousand of stock based compensation expense related to restricted shares in 2009 and 2008, respectively. The unrecognized stock based compensation expense applicable to future periods was $128 thousand at December 31, 2009.

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Corporation’s ability to issue stock options under the Corporation’s 1995 Stock Option Plan has expired. However, outstanding options remain in effect according to their terms. Aggregated information regarding the Corporation’s Stock Option Plan as well as options assumed in connection with the AHB acquisition as of December 31, 2009 is presented below:

(Dollars in thousands, except per share data) Options	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding at January 1, 2007	294,855	$14.81	—	$1,828
Granted	—	—	—
Exercised	(79,308)	$13.98	—
Forfeited	(7,239)	$18.56	—
Expired	—	—	—

Outstanding at December 31, 2007	208,308	$15.00	2.61	$496
Acquired via acquisition	147,000	$16.41	—
Granted	—	—	—
Exercised	—	—	—
Forfeited	—	—	—
Expired	(57,274)	$16.38	—

Outstanding at December 31, 2008	298,034	$15.43	3.53	$—
Granted	—	—	—
Exercised	—	—	—
Forfeited	—	—	—
Expired	(67,134)	$14.18	—

Outstanding at December 31, 2009	230,900	$15.79	3.32	$—

The total intrinsic value (market value on date of exercise less grant price) of options at December 31, 2009 was $0 because all options had an exercise price that was higher than the December 31, 2009 market price. All options outstanding at December 31, 2009 were fully vested. There were no exercises of options during the years ended December 31, 2009 and 2008.

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE O – Net (Loss) Income per Share

The following table illustrates the reconciliation of the numerators and denominators of the basic and diluted net income per share computations:

	For the Year Ended December 31, 2009
(Dollars in thousands except per share amounts)	Loss	Shares	Per-Share Amount
Basic loss from continuing operations per share	$(31,693)	6,281,304	$(5.05)
Effect of dilutive securities
Options to purchase common stock	—	—	—

Diluted loss from continuing operations per share	$(31,693)	6,281,304	$(5.05)

Basic income from discontinued operations per share	$2,065	6,281,304	$.33
Effect of dilutive securities
Options to purchase common stock	—	—	—

Diluted income from discontinued operations per share	$2,065	6,281,304	$.33

Basic loss available to common shareholders per share	$(29,628)	6,281,304	$(4.72)
Effect of dilutive securities
Options to purchase common stock	—	—	—

Diluted loss available to common shareholders per share:	$(29,628)	6,281,304	$(4.72)

230,900 shares have been excluded in the computation of 2009 diluted EPS because the options’ exercise price was greater than the average market price of the common shares. The average market price on December 31, 2009 was $9.23.

	For the Year Ended December 31, 2008
(Dollars in thousands except per share amounts)	Income	Shares	Per-Share Amount
Net income per share (Basic):	$5,457	5,188,171	$1.05
Effect of Dilutive Securities
Add options to purchase common stock	—	12,152	—

Net income per share (Diluted):	$5,457	5,200,323	$1.05

52,429 shares have been excluded in the computation of 2008 diluted EPS because the options’ exercise price was greater than the average market price of the common shares. The average market price on December 31, 2008 was $9.65.

	For the Year Ended December 31, 2007
(Dollars in thousands except per share amounts)	Income	Shares	Per-Share Amount
Net income per share (Basic):	$7,669	5,160,607	$1.49
Effect of Dilutive Securities
Add options to purchase common stock	—	59,333	(0.02)

Net income per share (Diluted):	$7,669	5,219,940	$1.47

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12,817 shares have been excluded in the computation of 2007 diluted EPS because the options’ exercise price was greater than the average market price of the common shares. The average market price on December 31, 2007 was $17.38.

NOTE P – Regulatory Matters

Supervisory Actions

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can prompt certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material affect on the Corporation’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators involving factors such as the risk weights assigned to assets and what items may be counted as capital. Regulators also have broad discretion to require any institution to maintain higher capital levels than otherwise required by statute or regulation, even institutions that are considered “well-capitalized” under applicable regulations.

On October 16, 2009, the Board of Directors of the Bank entered into an informal Memorandum of Understanding (“MOU”) with the Office of the Comptroller of the Currency (the “OCC”). An MOU with regulatory authorities is an informal action that is not published or publicly available and that is used when circumstances warrant a milder form of action than a formal supervisory action, such as a formal written agreement or order. Under the MOU, the Bank has agreed to address, among other things, the following matters:

•	Develop a comprehensive three-year capital plan;

•	Take action to protect criticized assets and adopt and implement a program to eliminate the basis of criticism of such assets;

•	Establish an effective program that provides for early problem loan identification and a formal plan to proactively manage those assets;

•	Review the adequacy of the Bank’s information technology activities and Bank Secrecy Act compliance and approve written programs of policies and procedures to provide for compliance; and

•	Establish a Compliance Committee of the Board to monitor and coordinate the Bank’s adherence to the provisions of the MOU.

The Board of Directors and Management have initiated corrective actions to comply with the provisions of the MOU.

Additionally, the Bank has been advised that the OCC established higher minimum capital ratios for the Bank than the capital ratios generally applicable to banks under current regulations. In the case of the Bank, the OCC established higher “individual minimum capital ratios” (“IMCRs”) requiring a Tier 1 leverage ratio of at least eight percent (8%), a Tier 1 risk-based capital ratio of at least ten percent (10%) and a total risk-based capital ratio of at least twelve percent (12%) which the Bank was required to achieve by December 31, 2009. The Corporation’s efforts to raise capital prior to the deadline ultimately resulted in the planned merger with Tower Bancorp, which was announced on December 28, 2009.

For the purpose of satisfying the IMCRs, during December 2009, the Corporation entered into an amendment to our existing loan agreement with Graystone to recapitalize the Bank. As of December 31, 2009,

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the Corporation borrowed the full $26.0 million available under the credit facility which was contributed to the Bank as Tier 1 capital. Additionally, Graystone purchased $52.5 million in first lien residential real estate and commercial loan participations at a 1.5% discount.

As set forth below, as of December 31, 2009, the Bank met the IMCR threshold for Tier 1 risk-based capital, but was below the IMCR thresholds for Tier 1 leverage and total risk-based capital. As of March 31, 2010, the Bank met the IMCR thresholds for Tier 1 risk-based capital and total risk-based capital, but was below the IMCR threshold for Tier 1 leverage. The OCC may deem the Bank’s noncompliance to be an unsafe and unsound banking practice which may subject the Bank to a capital directive, a consent order, or such other administrative actions or sanctions as the OCC considers necessary. It is uncertain what actions, if any, the OCC would take with respect to noncompliance with these ratios, what action steps the OCC might require the Bank to take to remedy this situation, and whether such actions would be successful.

The Corporation’s and Bank’s actual capital levels and ratios as of December 31, 2009 are presented below:

(Dollars in thousands)	Actual		For Capital Adequacy Purposes			To Be Well Capitalized Under Individual Minimum Capital Ratios
	Amount	Ratio	Amount	Ratio		Amount	Ratio
As of December 31, 2009:
Tier 1 Leverage Ratio
Corporation	$76,459	5.71%	$53,522	≥	4.00%	N/A		N/A
Bank	$102,617	7.68%	$53,472	≥	4.00%	$106,943	≥	8.00%
Tier I Capital Ratio
Corporation	$76,459	7.79%	$39,262	≥	4.00%	N/A		N/A
Bank	$102,617	10.47%	$39,203	≥	4.00%	$98,008	≥	10.00%
Total Risk-Based Capital Ratio
Corporation	$89,936	9.16%	$78,525	≥	8.00%	N/A		N/A
Bank	$115,035	11.74%	$78,407	≥	8.00%	$117,610	≥	12.00%

(Dollars in thousands)	Actual		For Capital Adequacy Purposes			To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio		Amount	Ratio
As of December 31, 2008:
Tier 1 Leverage Ratio
Corporation	$96,822	9.87%	$39,253	≥	4.00%	N/A		N/A
Bank	$99,320	9.95%	$39,920	≥	4.00%	$49,900	≥	5.00%
Tier I Capital Ratio
Corporation	$96,822	9.14%	$42,386	≥	4.00%	N/A		N/A
Bank	$99,320	9.40%	$42,284	≥	4.00%	$63,427	≥	6.00%
Total Risk-Based Capital Ratio
Corporation	$107,602	10.15%	$84,772	≥	8.00%	N/A		N/A
Bank	$110,123	10.42%	$84,569	≥	8.00%	$105,711	≥	10.00%

Dividend Restrictions

The Bank, as a national bank, is required by federal law to obtain the approval of the OCC for the payment of dividends if the total of all dividends declared by the Board of Directors of the Bank in any calendar year will

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

exceed the total of the Bank’s net income for that year and the retained net income for the preceding two years, less any required transfers to surplus or a fund for the retirement of any preferred stock, subject to the further limitations that a national bank can pay dividends only to the extent that the payment of such dividends would not cause the Bank to become “undercapitalized” (as defined under federal law). Dividends declared and paid by the Bank in 2009 were $1.4 million.

During the fourth quarter of 2009, the Corporation received notice from the Federal Reserve Board that the Federal Reserve must approve any dividends to be paid by the Corporation in advance of the declaration or payment of the dividend. In efforts to preserve capital, the Corporation reduced its dividend per share of the Corporation’s common stock to $0.02 in the fourth quarter 2009 for shareholders of record December 14, 2009 and the Corporation announced during the first quarter 2010 that it will not be paying any dividends prior to the completion of the proposed merger.

Deposit Insurance

The Bank is subject to deposit insurance assessments by the FDIC. The FDIC’s assessment rates have increased significantly in 2009 over 2008 and 2007 due to the Federal Insurance Reform Act of 2005. In 2008, the FDIC adopted rules that increased FDIC premiums significantly for assessment periods beginning in the first quarter of 2009. FDIC insurance expense was $2.4 million, $490 thousand and $87 thousand for the years 2009, 2008 and 2007. In December 2009, the Bank recorded a prepaid FDIC assessment of $5.9 million.

Reserve Balances

The Bank is required to maintain average reserve balances with the Federal Reserve Bank based upon deposit levels and other factors. The required average amount of those reserve balances was $934 thousand as of December 31, 2009 and $25 thousand as of December 31, 2008.

NOTE Q – Fair Value Measurement and Fair Value of Financial Instruments

ASC 820-10 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date. ASC 820-10 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820-10 clarifies proper fair value determination in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. The Corporation considered the requirements of ASC 820-10 when estimating fair value.

ASC 825-10, “Financial Instruments,” permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. The Corporation elected to account for loans held for sale under this election option.

ASC 820-10 describes three levels of inputs that may be used to measure fair value:

•	Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

•

Level 2: Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

•	Level 3: Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Assets and Liabilities Measured at Fair Value on a Recurring Basis

A description of the valuation methodologies used for financial instruments measured at fair value on a recurring basis, as well as the classification of the instruments pursuant to the valuation hierarchy, are as follows:

Securities: Investment securities available-for-sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities. Level 1 securities include those traded on nationally recognized securities exchanges, U.S. Treasury securities, and money market funds. Level 2 securities include U.S. agency securities, mortgage-backed securities issued by government sponsored entities, municipal bonds and corporate debt securities. Securities classified as Level 3 include asset-backed securities and other securities in less liquid markets.

Loans held for sale (discontinued operations): The fair value of loans held for sale is estimated by utilizing either: (i) the value of securities backed by similar mortgage loans, adjusted for certain factors to approximate the value of a whole mortgage loan, including the value attributable to mortgage servicing and credit risk, (ii) current commitments to purchase loans or (iii) recent observable market trades for similar loans, adjusted for credit risk and other individual loan characteristics. As such, the Corporation classifies loans subjected to nonrecurring fair value adjustments as Level 2.

Mortgage Servicing Rights (“MSRs”): To determine the fair value of MSRs, the Bank uses an independent third party to estimate the present value of estimated future net servicing income. This valuation method incorporates an assumption that market participants would use in estimating future net servicing income, which include estimates of the cost to service, the discount rate, custodial earnings rate, an inflation rate, ancillary income, prepayment speeds, and default rates and losses. The fair value of servicing rights was determined using discount rates ranging from 8.0% to 41.3%, prepayment speeds ranging from 6.0% to 26.2% depending on the stratification of the specific right, and a weighted average default rate of 8.2%. The Corporation records the MSR as a recurring Level 3.

Derivative instruments (discontinued operations): The fair value of interest rate lock commitments (derivative loan commitments) and forward sales commitments are estimated using a process similar to mortgage loans held for sale. Interest rate lock commitments are recorded as a recurring Level 3. Loan commitments and best efforts commitments are assigned a probability that the related loan will be funded and the commitment will be exercised. The Bank relies on historical “pull-through” percentages in establishing probability. Forward sale commitments are recorded as a recurring Level 2.

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below presents the balance of assets and liabilities at December 31, 2009 and 2008, measured at fair value on a recurring basis:

Dollars in thousands December 31, 2009	Level 1	Level 2	Level 3	Total
Assets
Investment securities available for sale:
U.S. Treasury	$20,016	$—	$—	$20,016
U.S. Government agency	—	2,047	—	2,047
U.S. Government agency mortgage-backed securities	—	36,995	—	36,995
CMO – Residential	—	998	—	998
CMO – Commercial	—	808	—	808
State and municipal	—	4,594	—	4,594
Corporate securities	—	5,865	—	5,865
Bank equity securities	3	530	—	533
Other equity securities	—	—	10,842	10,842
Loans held for sale	—	202,757	—	202,757
Mortgage servicing rights	—	—	575	575
Interest rate lock commitments	—	—	1,726	1,726
Liabilities
Mandatory forward sales commitments	—	668	—	668

December 31, 2008
Assets
Investment securities available for sale:
U.S. Government agency	$—	$8,434	$—	$8,434
U.S. Government agency mortgage backed securities	—	56,915	—	56,915
CMO – Residential	—	1,204	—	1,204
CMO – Commercial	—	410	—	410
State and municipal	—	10,401	—	10,401
Corporate securities	—	24,403	—	24,403
Bank equity securities	1,825	144	—	1,969
Other equity securities	—	10,848	—	10,848
Loans held for sale	—	90,940	—	90,940
Mortgage servicing rights	—	—	239	239
Interest rate lock commitments	—	—	412	412
Liabilities
Mandatory forward sales commitments	—	583	—	583
Best efforts forward sales commitments	—	35	—	35

The aggregate unpaid principal balance of mortgage loans held for sale is $198.2 million at December 31, 2009.

The table below presents the rollforward of assets that are valued using significant unobservable inputs (Level 3) for the year ended December 31, 2009:

Dollars in thousands	Mortgage Servicing Rights	Interest Rate lock Commitments	Investments
Beginning balance	$239	$412	$10,650
Net transferred into level 3	137	1,314	174
Net unrealized gains	199	—	18

Ending Balance	$575	$1,726	$10,842

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Assets Measured at Fair Value on a Nonrecurring Basis

A description of the valuation methodologies and classification levels used for financial instruments measured at fair value on a nonrecurring basis are listed as follows. These listed instruments are subject to fair value adjustments (impairment) as they are valued at the lower of cost or market.

Loans and leases: The Corporation does not record loans at fair value on a recurring basis. However, from time to time, a loan is considered impaired and an allowance for loan losses is established. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Once a loan is identified as individually impaired, Management measures impairment in accordance with ASC 310. The fair value of impaired loans is estimated using one of several methods, including collateral value, market value of similar debt, enterprise value, liquidation value and discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans. At December 31, 2009, substantially all of the impaired loans were evaluated based on the fair value of the collateral less costs to sell. In accordance with ASC 820-10 impaired loans where an allowance is established based on the fair value of collateral require classification in the fair value hierarchy. When the fair value of the collateral is based on an observable market price or a current appraised value, the Corporation records the impaired loan as nonrecurring Level 3.

Goodwill and Other Identifiable Intangibles: The Corporation employs general industry practices in evaluating the fair value of its goodwill and other identifiable intangibles. The Corporation calculates the fair value, with the assistance of a third party specialist, using a combination of the following valuation methods: dividend discount analysis under the income approach, which calculates the present value of all excess cash flows plus the present value of a terminal value and market multiples (pricing ratios) under the market approach. Based on the December 31, 2009 review, the Corporation recorded a full goodwill impairment charge for the Mortgage Banking segment of $8.1 million.

Other Real Estate Owned (“OREO”): OREO is adjusted to fair value upon transfer of the loans to foreclosed assets. Fair value is based upon independent market prices, appraised values of the collateral or Management’s estimation of the value of the collateral. The Corporation records the foreclosed asset as nonrecurring Level 3.

The table below presents the asset balance at December 31, 2009, measured at fair value on a nonrecurring basis:

Dollars in thousands	Level 1	Level 2	Level 3	Total
Loans	$—	$—	$34,105	$34,105
Goodwill	$—	$—	$—	$—
OREO	$—	$—	$3,692	$3,692

Disclosures about financial instruments

The Corporation discloses the estimated fair value of its assets and liabilities considered to be financial instruments. For the Corporation, as for most financial institutions, the majority of its assets and liabilities are considered to be financial instruments. However, many of such instruments lack an available trading market as characterized by a willing buyer and willing seller engaging in an exchange transaction. Also, it is the Corporation’s general practice and intent to hold its financial instruments (other than certain Investment Securities and Loans Held for Sale) to maturity and to not engage in trading or sales activities. Fair values have been estimated using data that Management considered the best available and estimation methodologies deemed suitable for the pertinent category of financial instrument.

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The methodologies for financial assets and financial liabilities not previously discussed above are:

Cash and Cash Equivalents: The carrying amounts of cash and short-term instruments approximate fair value based on the short-term nature of the assets.

Short-Term Financial Instruments: The carrying value of short-term financial instruments including cash and due from banks, federal funds sold, interest-bearing deposits in banks and other short-term investments, approximates the fair value of these instruments. These financial instruments generally expose the Corporation to limited credit risk and have no stated maturities or have short-term maturities with interest rates that approximate market rates.

Loans: The fair value of loans is estimated based upon the present value of the expected payments discounted by market rates of loans similar estimated remaining life and collateral. In addition, estimates for credit risk were incorporated.

Deposits: The Corporation estimated the fair values of deposits with no stated maturities (i.e., interest and noninterest-bearing checking accounts, savings and money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The fair value for deposits with stated maturities was calculated by discounting contractual cash flows using current market rates for instruments with similar maturities.

FHLB and Other Borrowings: The fair value of FHLB and other borrowings were based on discounted cash flow calculations using prevailing market interest rates for debt of similar terms at December 31, 2009 and 2008.

Subordinated Debentures: At December 31, 2009, the Corporation estimates the fair value of subordinated debentures based on certain assumptions including expected yield to maturity and anticipated cash-flows. At December 31, 2008, the fair value of subordinated debt is estimated to equal the carrying amount.

The estimated fair values and related carrying or notional amounts or the Corporation’s financial instruments are as follows:

	2009		2008
(Dollars in thousands)	Estimated Fair Value	Carrying Amount	Estimated Fair Value	Carrying Amount
Financial Assets
Cash and cash equivalents	$146,681	$146,681	$95,150	$95,150
Investment securities available-for-sale	82,698	82,698	114,584	114,584
Loans held for sale (Discontinued Operations)	202,757	202,757	90,940	90,940
Gross loans and leases	866,754	901,889	1,042,799	940,083
Due from mortgage investors (Discontinued Operations)	—	—	9,036	9,036
Mortgage servicing rights	575	575	239	239
Derivative instruments (Discontinued Operations)	2,394	2,394	412	412
Financial Liabilities
Deposits with no stated maturities	594,278	594,278	563,501	563,501
Deposits with stated maturities	518,642	516,022	451,691	451,691
FHLB and other borrowings	175,904	172,897	167,766	171,170
Subordinated debentures	12,410	20,795	15,465	15,465
Derivative instruments (Discontinued Operations)	—	—	618	618
Off-Balance-Sheet Instruments
Commitments for extended credit and outstanding letters of credit (1)	$431,511	$431,511	$304,229	$304,229

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(1)	The December 31, 2009 and 2008 amounts include $203.1 million and $38.1 million of mortgage loans approved but not closed from the Corporation’s discontinued mortgage banking activities, respectively. The carrying amount of these commitments approximates fair value.

NOTE R – Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

The Corporation is a party to financial instruments with off-balance sheet risk to meet the financing needs of its customers and reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they become payable. Those instruments involve, to varying degrees, elements of credit and interest rate risks in excess of the amount recognized in the consolidated balance sheets. The contract or notional amounts of those instruments reflect the extent of involvement the Corporation has in particular classes of financial instruments.

The Corporation’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Unless noted otherwise, the Corporation does not require collateral or other security to support financial instruments with credit risk. The contract amounts are as follows:

	December 31,
(Dollars in thousands)	2009	2008
Financial instruments whose contract amounts represent credit risk
Commitments to originate mortgage loans (1)	$206,323	$38,073
Unfunded construction loans	31,819	22,096
Unfunded commitments under lines of credit	151,917	237,630
Standby letters of credit and financial guarantees written	41,452	6,430

(1)	The December 31, 2009 and 2008 amounts include $203.1 million and $38.1 million of mortgage loans approved but not closed from the Corporation’s discontinued mortgage banking activities, respectively.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Corporation evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Corporation upon extension of credit, is based on Management’s credit evaluation.

Standby letters of credit are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Corporation holds residential or commercial real estate, accounts receivable, inventory and equipment as collateral supporting those commitments for which collateral is deemed necessary. The extent of collateral held for those commitments at December 31, 2009 and 2008, varies up to 100%. Standby letters of

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

credit are collateralized within Management policies. Commercial and standby letters of credit were granted primarily to commercial borrowers.

A substantial portion all of the Corporation’s loans, commitments, and commercial and standby letters of credit have been granted to customers in the Corporation’s primary market area, Chester County, Pennsylvania. Investments in state and municipal securities also involve governmental entities within the Corporation’s market area. The concentrations of credit by type of loan are set forth in Note F – Loans. Although the Corporation has a diversified loan portfolio, a substantial portion of its debtors’ ability to honor their contracts is dependent upon Chester County’s economy. The distribution of commitments to extend credit approximates the distribution of loans outstanding.

NOTE S – Interest Rate Risk and Derivative Instruments

The Bank, as part of its mortgage banking activities, originates fixed-rate 1-4 unit residential loans for sale in the secondary market. At the time of origination, Management identifies loans that are expected to be sold in the near future. These warehoused loans have been classified as mortgage loans held for sale in the consolidated balance sheet. These loans expose the Bank to variability in their fair value due to changes in interest rates. If interest rates increase, the value of the loans decreases. Conversely, if interest rates decrease, the value of the loans increases.

The Bank enters into rate lock commitments to extend credit to borrowers at a specified interest rate upon the ultimate funding of the loan. These rate lock commitments are generally 30 days for a permanent loan and can range up to 360 days for a construction loan. Unfunded loans for which commitments have been entered into are called “pipeline loans.” Some of these rate lock commitments will ultimately expire without being completed. To the extent that a loan is ultimately granted and the borrower ultimately accepts the terms of the loan, these rate lock commitments expose the Bank to variability in their fair value due to changes in interest rates. If interest rates increase, the value of these rate lock commitments decreases. Conversely, if interest rates decrease, the value of these rate lock commitments increases.

Loan commitments related to the origination of mortgage loans that will be held for sale are accounted for as derivative instruments. Such commitments are recorded at fair value as derivative assets or liabilities, with changes in fair value recorded in the Net gain from mortgage activities line of the Statement of Operations.

To mitigate the effect of this interest rate risk on both the held for sale loans and interest rate lock commitments, the Bank enters into offsetting derivative contracts, primarily forward loan sale commitments. These forward sales commitments lock in the price for the sale of specific loans or loans to be funded under specific interest rate lock commitments or for a generic group of loans with similar characteristics. Mandatory forward sales commitments are agreements to sell a certain notional amount of loans at a specified future time period at a specified price. The Bank incurs a penalty for failure to follow through with the commitment. Best efforts forward sales commitments also result in direct or indirect financial penalties for failure to follow through if the related loans close. The fair value of forward loan sales commitments that hedge warehouse loans and interest rate lock commitments, as well as interest rate lock commitments themselves, are summarized as follows at December 31, 2009. The fair values of all of these items are recorded on the balance sheet within other assets and other liabilities as these items are financial derivatives. Changes in the fair value of these items are recorded through the Statement of Operations as a component of net gains and fees on the sales of loans.

Although the purpose of these derivative instruments is to economically hedge certain risks, there are no hedge designations under ASC 815-10.

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair value of derivative instruments not designated as hedging instruments under ASC 815-10 at December 31, 2009 are presented in the following table:

	Asset Derivatives			Liability Derivatives
(Dollars in thousands)	Balance Sheet Location	Fair Value	Notional Value	Balance Sheet Location	Fair Value	Notional Value
Mandatory forward sales commitments	Other assets	$668	66,000	Other Liabilities	$—	$—
Interest rate lock commitments	Other assets	1,726	106,408	Other Liabilities	—	—

Gains recognized on mandatory forward sales commitments and interest rate lock commitments during 2009 were $662 thousand and $1.3 million respectively and were recorded in net gains and fess on the sales of loans within the Statement of Operations. These derivatives instruments were utilized specifically in the Corporation’s mortgage banking operations; as such there were no gains or losses resulting from these instruments prior to the December 31, 2008 acquisition of AHB.

The fair value of derivative instruments not designated as hedging instruments under ASC 815-10 at December 31, 2008 are presented in the following table:

	Asset Derivatives			Liability Derivatives
(Dollars in thousands)	Balance Sheet Location	Fair Value	Notional Value	Balance Sheet Location	Fair Value	Notional Value
Mandatory forward sales commitments	Other assets	$—	$—	Other Liabilities	$(583)	$43,715
Best efforts forward sales commitments	Other assets	—	—	Other Liabilities	(35)	84,282
Interest rate lock commitments	Other assets	412	38,073	Other Liabilities	—	—

NOTE T – Employee Benefit Plans

Qualified

The Corporation has two qualified deferred salary savings 401(k) plans. The first plan is the First National Bank of Chester County 401(k) Plan, under which the Corporation contributes $0.75 for each $1.00 that an employee contributes, up to the first 5% of the employee’s salary. The second plan is the AHB legacy 401(k) plan under which employees are entitled to matching contributions of $1.00 for each $1.00 that an employee contributes, up to the first 3% of the employee’s salary. The Corporation’s contribution expense was $750 thousand, $381 thousand and $306 thousand in 2009, 2008, and 2007, respectively.

The Corporation also has a qualified discretionary contribution pension plan (the “QDCP Plan”). Under the QDCP Plan, the Corporation may make annual contributions into the 401(k) Plan on behalf of each eligible participant in an amount equal to 3% of salary up to $30 thousand in salary plus 6% of salary in excess of $30 thousand up to $200 thousand. Contribution expense in 2009, 2008 and 2007 under the QDCP Plan was $0, $500 thousand and $512 thousand, respectively. The Corporation may make additional discretionary employer contributions subject to approval of the Board of Directors.

Non-Qualified

The Corporation makes contributions to a non-qualified supplemental benefit retirement plan (“SBRP”) equal to 3% of the participant’s salary. Participation is limited to senior officers of the Bank. Contribution

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

expense for 2009, 2008 and 2007 under the SBRP was $89 thousand, $88 thousand and $85 thousand, respectively. The Corporation may make additional discretionary employer contributions subject to the approval of the Board of Directors.

NOTE U – Commitments, Contingencies and Guarantees

The following is a schedule by years of future minimum lease payments for the $11.7 million in obligations under leases as of December 31, 2009:

(Dollars in thousands)
2010	$1,869
2011	1,716
2012	1,561
2013	1,460
2014	1,381
Thereafter	3,672

$11,659

Amounts above include the lease on the Mountville, Pa facility where the Corporation’s discontinued mortgage banking operations are located as well the locations of several joint ventures of the mortgage banking division. The total minimum annual rentals are as follows: Total: $4.2 million, 2010: $959 thousand, 2011: $873 thousand, 2012: $751 thousand, 2013: $666 thousand, 2014: $667 thousand, thereafter: $281 thousand.

The Corporation leases facilities from a director for which it paid $139 thousand, $308 thousand and $356 thousand during the years ended December 31, 2009, 2008 and 2007, respectively.

The Corporation has agreements with several of the Corporation’s officers that provide for severance payments upon termination of employment under certain circumstances or a change of control as defined.

The Corporation is involved in certain litigation arising in the ordinary course of business. In the opinion of Management, the outcome of this litigation will not have a significant effect on the accompanying financial statements.

Reserve for Unfunded Commitments

The Corporation maintains a reserve for unfunded loan commitments and letters of credit which is reported in other liabilities in the consolidated balance sheets consistent with ASC 825-10. As of the balance sheet date, the Corporation records estimated losses inherent with unfunded loan commitments in accordance with ASC 450-20, and estimated future obligations under letters of credit in accordance with ASC 460-10. The methodology used to determine the adequacy of this reserve is integrated in the Corporation’s process for establishing the allowance for loan losses and considers the probability of future losses and obligations that may be incurred under these off-balance sheet agreements. The reserve for unfunded loan commitments and letters of credit as of December 31, 2009 and December 31, 2008 was approximately $669 thousand and $445 thousand, respectively. Management believes this reserve level is sufficient to absorb estimated probable losses related to these commitments.

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Loan Recourse

The Corporation sells its residential mortgage loans on a non-recourse basis. The Corporation also provides representations and warranties to purchasers and insurers of the loans sold. In the event of a breach of these representations and warranties, the Corporation may be required to repurchase a mortgage loan or indemnify the purchaser, and any subsequent loss on the mortgage loan may be borne by the Corporation. If there is no breach of a representation and warranty provision, the Corporation has no obligation to repurchase the loan or indemnify the investor against loss. The unpaid principal balance of the loans sold by the Corporation, plus related service released premiums and, unpaid interest and fees, represents the maximum potential exposure related to representations and warranty provisions; however, the Corporation cannot estimate its maximum exposure because it does not service all of the loans for which it has provided a representation or warranty. As of December 31, 2009 and December 31 2008, the Corporation had a liability of $688 thousand and $433 thousand included in other liabilities in the consolidated balance sheets, for probable losses related to the Corporation’s recourse exposure. This liability is part of discontinued mortgage banking operations, however it is anticipated that the Corporation will retain this liability after the anticipated sale of the mortgage banking division.

NOTE V – Condensed Financial Information – Parent Company Only

Condensed financial information for First Chester County Corporation (Parent Company only) follows:

CONDENSED BALANCE SHEETS

	December 31,
(Dollars in thousands)	2009	2008
ASSETS
Cash and cash equivalents	$2,379	$747
Investment securities available for sale, at fair value	438	1,849
Investment in subsidiaries	100,590	101,280
Intercompany loan	719	565
Other assets	824	1,321

Total assets	$104,950	$105,762

LIABILITIES AND STOCKHOLDERS’ EQUITY
Subordinated debt	$20,795	$15,465
Other short-term borrowings	28,435	6,000
Other liabilities	643	465
Stockholders’ equity	55,077	83,832

Total liabilities and stockholders’ equity	$104,950	$105,762

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED STATEMENTS OF OPERATIONS

	Years ended December 31,
(Dollars in thousands)	2009	2008	2007
INCOME
Dividends from investment securities	$109	$156	$155
Other income	626	94	291

Total income	735	250	446

EXPENSES
Other expenses	4,819	1,375	1,986

Total expenses	4,819	1,375	1,986

Loss before income taxes	(4,084)	(1,125)	(1,540)
INCOME TAX (BENEFIT)	(1,389)	(383)	(524)

Loss before equity in undistributed income of subsidiaries	(2,695)	(742)	(1,016)
EQUITY IN UNDISTRIBUTED (LOSS) INCOME OF SUBSIDIARIES	(26,933)	6,199	8,685

NET (LOSS) INCOME	$(29,628)	$5,457	$7,669

CONDENSED STATEMENTS OF CASH FLOWS

	Years ended December 31,
(Dollars in thousands)	2009	2008	2007
OPERATING ACTIVITIES
Net (loss) income	$(29,628)	$5,457	$7,669
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities
Equity in undistributed (loss) income of subsidiaries	25,312	(6,199)	(8,685)
(Increase) decrease in other assets	637	483	192
Increase (decrease) in other liabilities	1,333	(90)	(202)

Net cash used in operating activities	(2,346)	(349)	(1,026)

INVESTING ACTIVITIES
Proceeds from sales and maturities of investment securities available for sale	1,574	974	—
Purchases of investment securities available for sale	—	—	(2)
Dividends received from subsidiaries	1,350	3,572	3,975
Investment in subsidiary	(23,750)	(7,500)	—

Net cash (used in) provided by investing activities	(20,826)	(2,954)	3,973

FINANCING ACTIVITIES
Proceeds from increases in short term borrowings	31,435	6,000	—
Repayment of short term borrowings	(9,000)	—	—
Dividends paid	(2,782)	(2,905)	(2,808)
Proceeds from issuance of subordinated debt	5,330	—	5,155
Repayment of subordinated debt	—	—	(5,155)
Net increase (decrease) in treasury stock transactions	(179)	225	(501)
Share based compensation tax benefit	—	—	91

Net cash provided by (used in) financing activities	24,804	3,320	(3,218)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,632	17	(271)
Cash and cash equivalents at beginning of year	747	730	1,001

Cash and cash equivalents at end of year	$2,379	$747	$730

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE W – Quarterly Financial Data (UNAUDITED)

Fourth Quarter 2009 Results (Unaudited)

Net loss from continuing operations for the fourth quarter of 2009 was ($22.0) million, or ($3.46) per diluted share, as compared to net income from continuing operations of $1.3 million or $0.25 per diluted share for the fourth quarter of 2008.

During the fourth quarter of 2009, the provision for loan losses was $16.2 million, compared to $682 thousand in the fourth quarter of 2008. The increase in the provision for loan can be attributed to uncertainty in the economic environment, increased trends in delinquency, non-accruals, and other impaired loans, as well as depreciated values of collateral supporting such loans. Charge-offs increased due to diminished operating cash flows of our borrowers. As a result of these continued distressed economic conditions, the Corporation has provided for higher provision levels in anticipation of increased levels of troubled credits and ongoing stress on our portfolio.

During the fourth quarter of 2009, the provision for loan and lease losses was $16.2 million and net charge-offs were $16.6 million resulting in a decrease in the allowance for loan and lease losses at December 31, 2009 of $300 thousand to $23.2 million compared to $23.5 million at September 30, 2009. This linked quarter decrease can be attributed primarily to a decrease in outstanding loans of $55.6 million largely due to the $52.5 million loan participation with Tower executed on December 27, 2009. Due to the significant fourth quarter charge-offs, the ratio of the allowance for loan and lease losses to non-performing loans decreased from 63.0% at September 30, 2009 to 55.1% at December 31, 2009.

Net interest income in the fourth quarter 2009 increased 19.6% to $9.9 million compared to the same period in the prior year.

Non interest income from continuing operations of $1.3 million for the fourth quarter of 2009 decreased as compared to $2.6 million in the fourth quarter of 2008. Driving this decrease was a $1.3 million reserve recorded against a receivable which resulted from a 2008 BOLI policy surrender, a loss on sale of loans to Tower of $787 thousand offset by a fourth quarter 2009 gain on sale of investments increase of $814 thousand over the prior year quarter.

Non interest expense from continuing operations increased $4.3 million for the fourth quarter of 2009 over the same period in the prior year. Professional services expenses increased $2.2 million primarily due to the increased legal, audit and consulting fees related to capital raising initiatives and the merger with Tower. Salaries and employee benefits increased $808 thousand primarily due to approximately $600 thousand of severance related expenses resulting from the fourth quarter 2009 reduction in force. Other non interest expense increased $1.0 million primarily due to an increase in FDIC insurance of $355 thousand, a $117 thousand increase in contributions, $87 thousand in costs associated with the fourth quarter 2009 closing of the Royersford branch, an additional $72 thousand in director fees due to the OCC memorandum of understanding, capital raising initiatives and the Tower Merger, as well as various increases in miscellaneous expenses.

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of the unaudited quarterly results of operations is as follows:

2009

(Dollars in thousands, except per share)	December 31	September 30	June 30	March 31
Interest income from continuing operations	$14,382	$14,333	$14,376	$14,462
Interest expense from continuing operations	4,446	4,563	4,871	5,501

Net interest income from continuing operations	9,936	9,770	9,505	8,961
Net (loss) income from continuing operations	(21,849)	(7,072)	(2,911)	139
Net (loss) income from discontinued operations	(4,593)	628	2,849	3,181
Net (loss) income	$(26,442)	$(6,444)	$(62)	$3,320

Net (loss) income per share from continuing operations (Basic)	$(3.46)	$(1.12)	$(0.46)	$0.05
Net (loss) income per share from continuing operations (diluted)	$(3.46)	$(1.12)	$(0.46)	$0.05

Net (loss) income per share from discontinued operations (Basic)	$(0.73)	$.10	$0.45	$0.48
Net (loss) income per share from discontinued operations (Diluted)	$(0.73)	$.10	$0.45	$0.48

Net (loss) income per share (Basic)	$(4.19)	$(1.02)	$(0.01)	$0.53
Net (loss) income per share (Diluted)	$(4.19)	$(1.02)	$(0.01)	$0.53

2008

(Dollars in thousands, except per share)
Interest income	$13,559	$13,876	$13,796	$14,077
Interest expense	5,253	5,326	5,647	6,199

Net interest income	8,306	8,550	8,149	7,878
Net income from continuing operations	1,288	807	1,842	1,520
Net income from discontinued operations	—	—	—	—
Net (loss) income	$1,288	$807	$1,842	$1,520

Net (loss) income per share from continuing operations (Basic)	$0.25	$0.16	$0.36	$0.29
Net (loss) income per share from continuing operations (diluted)	$0.25	$0.16	$0.35	$0.29

Net (loss) income per share from discontinued operations (Basic)	—	—	—	—
Net (loss) income per share from discontinued operations (Diluted)	—	—	—	—

Net income per share (Basic)	$0.25	$0.16	$0.36	$0.29
Net Income per share (Diluted)	$0.25	$0.16	$0.35	$0.29

NOTE X – Related Party Transactions

During 2005, the Bank entered into a ten year lease of real property (with renewal options) with B.K. Campbell, Inc., of which one of our directors, Brian Campbell, is the sole owner. The lease agreement covers real estate in Oxford, PA where the Bank has a branch office. The agreement calls for the Bank to pay B.K.

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Campbell, Inc. a monthly rent of $15,195, subject to periodic adjustment. During 2007, the Bank entered into a ten year lease of real property (with renewal options) with Beiler Campbell, Inc., of which Brian Campbell is a 50% owner. The lease agreement covers real estate in Kennett Square, PA where the Bank opened a new branch office in January 2008. The agreement calls for the Bank to pay Beiler Campbell, Inc., a monthly rent of $10,000, subject to periodic adjustment.

Beginning in March 2009, The Elite Group, LLC began to provide health and welfare consulting services and served as broker of record for the Bank with respect to certain insurance. The Elite Group, LLC also provided human resource support along with payroll processing. In consideration for performance of the foregoing services, The Elite Group, LLC was paid the aggregate sum of $224,083. Our director, Matthew S. Naylor owns 45% of The Elite Group, LLC. The contract between The Elite Group, LLC and the Bank was terminated in December 2009.

As further described in Note K, we have also entered into loan agreements with certain directors and shareholders, under which we borrowed an aggregate principal amount of $2.4 million at an interest rate of 12%. The principal amount of the loans are due and payable upon the earlier of an event of default, the closing of the merger between us and Tower, or March 31, 2011.

NOTE Y – Subsequent Events

On March 4, 2010, the Corporation and Tower Bancorp, Inc., entered into the First Amendment to Agreement and Plan of Merger (the “Amendment”), which amends that certain Agreement and Plan of Merger dated December 27, 2009 between the Corporation and Tower. The Amendment provides for the merger of the Bank with and into Graystone, with Graystone as the surviving institution (the “Bank Merger”). Graystone and the Bank entered into a Bank Plan of Merger on March 4, 2010. The Amendment additionally provides for the potential sale of the American Home Bank Division (the Corporation’s Mortgage Banking segment) at or prior to the consummation of the Merger. The Corporation has engaged a financial advisor to assist in the sale of the American Home Bank Division. In accordance with the applicable accounting guidance, at March 31, 2010 and for all future comparable periods, the Corporation will report the Mortgage Banking segment as discontinued operations.

On March 4, 2010, as required by the Amendment, the Corporation and Tower entered into a Loan Agreement, which provides for a credit facility of up to $2 million permitting draws thereunder from time to time by the Corporation for the purpose of contributing additional capital to the Bank in the event that, as a result of the attempt to sell the AHB Division, the actual sale thereof, or the effects on the Bank of such sale, the Bank’s regulatory capital ratios, as reported in the Bank’s quarterly call report, fall below the minimum regulatory capital ratios applicable to the Bank, unless the Bank’s regulator indicates that it will not take immediate action to enforce such minimum levels prior to consummation of the Merger. The obligations of the Corporation under the credit agreement are secured by a second lien in favor of Tower of all of the common stock of the Bank which secures the obligations of the Corporation to Graystone under that certain Loan Agreement dated November 20, 2009, as amended, between the Corporation and Graystone. Aggregate draws under the credit facility shall be limited to an amount equal to the amount of additional capital required for purposes of satisfying the capital ratios applicable to the Bank at the time of the draw.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The acquisition by Tower of First Chester will be accounted for under the acquisition method of accounting under GAAP. Under this method, First Chester’s assets and liabilities as of the date of the acquisition will be recorded at their respective fair values and added to those of Tower. Any difference between the purchase price for First Chester and the fair value of the identifiable net assets acquired (including core deposit intangibles) will be recorded as goodwill. The goodwill resulting from the acquisition will not be amortized to expense, but instead will be reviewed for impairment at least annually and to the extent goodwill is impaired, its carrying value will be written down to its implied fair value and a charge will be made to earnings. Core deposit and other intangibles with definite useful lives recorded by Tower in connection with the acquisition will be amortized to expense over their estimated useful lives. The financial statements of Tower issued after the acquisition will reflect the results attributable to the acquired operations of First Chester beginning on the date of completion of the acquisition. The merger will be effected by the issuance of shares of Tower common stock to First Chester shareholders. The unaudited pro forma combined financial information assumes that each share of First Chester common stock is exchanged for 0.291 shares of Tower common stock, which would be the adjusted exchange ratio based on the amount of First Chester Delinquent Loans (as defined in the merger agreement) calculated at May 28, 2010, the last business day of the month prior to the assumed acquisition date of June 30, 2010. It is anticipated that First Chester security holders will own approximately 20.5% of the voting stock of the combined company after the merger. The final exchange ratio used to determine the number of shares issued to the First Chester shareholders will be based on the amount of First Chester Delinquent Loans as of the last business day of the month prior to the acquisition date. According to the merger agreement, First Chester Delinquent Loans shall mean (i) all loans with principal and/or interest that are 30-89 days past due, (ii) all loans with principal and/or interest that are at least 90 days past due and still accruing, (iii) all loans with principal and/or interest that are non-accruing, (iv) restructured and impaired loans, (v) OREO and (vi) net charge-offs from September 30, 2009 through the last business day of the month prior to the closing date.

The following unaudited pro forma combined consolidated balance sheet as of June 30, 2010 and unaudited pro forma combined consolidated statements of operations for the six months ended June 30, 2010 and the year ended December 31, 2009 combine the historical financial statements of Tower and First Chester. The unaudited pro forma financial statements give effect to the proposed merger as if the merger occurred on June 30, 2010 with respect to the balance sheet, and on January 1, 2010 and January 1, 2009 with respect to the statements of operations for the six months ended June 30, 2010 and the year ended December 31, 2009, respectively. The unaudited pro forma financial statements were prepared with Tower treated as the acquirer and First Chester as the acquiree under the acquisition method of accounting. Accordingly, the consideration paid by Tower to complete the merger will be allocated to First Chester’s assets and liabilities based upon their estimated fair values as of the date of completion of the merger. The allocation is dependent upon certain valuations and other studies that have not been finalized at the time of the merger announcement; however, preliminary valuations based on the fair value of the acquired assets and liabilities have been estimated and included in the unaudited pro forma financial statements. At the time of closing the merger, the allocation process will have progressed to a stage where there will be sufficient information to make a definitive allocation. As such, the fair values of First Chester’s assets and liabilities will be finalized based upon their relative fair values as of the date of the completion of the merger. There can be no assurance that the final determination will not result in material changes. The pro forma calculations, shown below, assume a closing share price of $21.89, which represents the closing price of Tower’s common stock on June 30, 2010.

In connection with the acquisition, Tower and First Chester have begun to further develop their preliminary plans to consolidate the operations of Tower and First Chester. Over the next several months, the specific details of these plans will be refined. Tower and First Chester are currently in the process of assessing the two companies’ personnel, benefits plans, premises, equipment, computer systems and service contracts to determine where the company may take advantage of redundancies or where it will be beneficial or necessary to convert to one system. Certain decisions arising from these assessments may involve canceling contracts between either Tower and First Chester and certain service providers. The costs associated with such decisions will be recorded as expense as incurred and have not been included in the pro forma adjustments to the pro forma combined statements of operations presented.

Certain reclassification adjustments to pro forma financial statements were made to the pro forma financial statements to conform to Tower’s financial statement presentation.

UNAUDITED COMBINED PRO FORMA BALANCE SHEETS AS OF JUNE 30, 2010

($ IN THOUSANDS, EXCEPT PER SHARE DATA)

	Tower	First Chester	Pro Forma Adjustments		Pro Forma Combined
Assets
Cash and due from banks	$57,124	$42,944	$—		$100,068
Federal funds sold	14,303	806	—		15,109

Cash and cash equivalents	71,427	43,750	—		115,177

Securities available for sale	190,895	51,776	—		242,671
Restricted investments	6,254	11,025	—		17,279
Loans held for sale	14,725	—	—		14,725
Loans, net of fair value adjustments	1,216,335	867,478	(83,034	) (5)(6)(7)	2,000,779
Allowance for possible loan losses	(11,619)	(21,534)	21,534	(6)	(11,619)

Loans, net	1,204,716	845,944	(61,500)		1,989,160

Premises and equipment, net of accumulated depreciation	28,614	19,389	13,107	(13)	61,110
Real estate owned other than premises	799	1,414	—		2,213
Accrued interest receivable	5,320	2,810	—		8,130
Deferred tax asset, net	1,128	357	5,956	(12)	7,441
Bank owned life insurance	37,340	1,510	—		38,850
Goodwill	11,935	—	1,430	(1)	13,365
Other intangible assets, net	3,031	—	10,800	(3)	13,831
Other assets	11,346	17,105	—		28,451
Discontinued assets, at fair value
Mortgage loans and related derivative instruments	—	169,126	—		169,126
Other discontinued assets held for sale	549	3,664	—		4,213

Total Assets	$1,588,079	$1,167,870	$(30,207)		$2,725,742

Liabilities and Equity
Liabilities
Deposits:
Non-interest bearing	$120,206	$161,760	$—		$281,966
Interest bearing	1,202,136	830,207	4,085	(8)	2,036,428

Total deposits	1,322,342	991,967	4,085		2,318,394

Securities sold under agreements to repurchase	5,055	—	—		5,055
Borrowings	82,761	104,097	(30,178	) (7)(9)(10)	156,680
Accrued interest payable	1,083	1,043	—		2,126
Other liabilities	11,495	11,133	9,615	(11)	32,243
Discontinued liabilities	—	4,078	—		4,078

Total liabilities	1,422,736	1,112,318	(16,478)		2,518,576

Equity
Capital stock	—	6,354	(6,354	) (1)(2)	—
Additional paid-in capital	172,925	23,772	16,481	(1)(2)	213,178
Accumulated (deficit) income	(4,934)	24,122	(24,122	) (2)	(4,934)
Accumulated other comprehensive income (loss)	1,445	177	(177	) (2)	1,445
Less: cost of treasury stock	(4,093)	(443)	443	(2)	(4,093)

Total stockholders’ equity	165,343	53,982	(13,729)		205,596
Non-controlling interest	—	1,570	—		1,570

Total equity	165,343	55,552	(13,729)		207,166

Total liabilities and equity	$1,588,079	$1,167,870	$(30,207)		$2,725,742

Per Share Data
Shares Outstanding	7,140,227	6,319,101	(4,480,243	) (1)	8,979,085
Book Value Per Share	$23.16	$8.54			$22.90

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2010

($ IN THOUSANDS, EXCEPT PER SHARE DATA)

	Tower	First Chester	Pro Forma Adjustments		Pro Forma Combined
Interest Income
Loans, including fees	$33,780	$24,442	$1,314	(5)(6)(7)	$59,536
Securities	2,203	894	(161	) (4)(11)	2,936
Federal funds sold and other	74	191	—		265

Total interest income	36,057	25,527	1,153		62,737

Interest Expense
Deposits	9,153	5,518	(1,321	) (8)	13,350
Borrowings	1,952	2,973	(1,036	) (7)(9)(10)	3,889

Total interest expense	11,105	8,491	(2,357)		17,239

Net interest income	24,952	17,036	3,510		45,498
Provision for loan losses	3,350	398	—		3,748

Net interest income after provision for loan losses	21,602	16,638	3,510		41,750

Non-Interest Income
Service charges on deposit accounts	1,545	1,165	—		2,710
Other service charges, commissions and fees	1,208	1,989	—		3,197
Gain on sale of mortgage loans originated for sale	594	—	—		594
Gain on sale of other interest earnings assets	(5)	1	—		(4)
Income from bank owned life insurance	791	36	—		827
Other income	363	301	—		664

Total non-interest income	4,496	3,492	—		7,988

Non-Interest Expense
Salaries and employee benefits	10,442	7,110	—		17,552
Occupancy and equipment	3,431	2,606	219	(13)	6,256
Amortization of intangible assets	336	—	982	(3)	1,318
FDIC insurance premiums	936	1,340	—		2,276
Advertising and promotion	509	376	—		885
Data processing	1,154	823	—		1,977
Professional service fees	812	4,510	—		5,322
Impairment of fixed assets	920	—	—		920
Other operating expenses	2,917	3,112	—		6,029
Merger related expenses	187	482	(669	) (11)	—

Total non-interest expense	21,644	20,359	532		42,535

Income (loss) from continuing operations before taxes	4,454	(229)	2,978		7,203
Income taxes	1,372	—	1,042	(12)	2,414

Income (loss) from continuing operations	3,082	(229)	1,936		4,789

Discontinued Operations
Loss from discontinued operations, net of taxes	—	(549)	—		(549)
Less: Net income attributable to non-controlling interest	—	853	—		853

Net loss attributable to discontinued operations	—	(1,402)	—		(1,402)

Net income (loss)	$3,082	$(1,631)	$1,936		$3,387

Net Income (Loss) per Common Share :
Net income (loss) per share from continuing operations (Basic)	$0.43	$(0.04)	$—		$0.53
Net income (loss) per share from continuing operations (Diluted)	$0.43	$(0.04)	$—		$0.53
Net loss per share from discontinued operations (Basic)	$—	$(0.22)	$—		$(0.16)
Net loss per share from discontinued operations (Diluted)	$—	$(0.22)	$—		$(0.16)
Net income (loss) per share (Basic)	$0.43	$(0.26)	$—		$0.37
Net income (loss) per share (Diluted)	$0.43	$(0.26)	$—		$0.37
Dividends declared	$0.56	$—	$—		$0.56

Weighted Average Common Shares Outstanding:
Basic	7,129,491	6,328,446	(4,486,868	) (1)	8,971,069
Diluted	7,133,819	6,328,446	(4,486,868	) (1)	8,975,397

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2009

($ IN THOUSANDS, EXCEPT PER SHARE DATA)

	Tower	First Chester	Pro Forma Adjustments		Pro Forma Combined
Interest Income
Loans, including fees	$54,304	$53,861	$2,628	(5)(6)(7)	$110,793
Securities	1,956	3,639	(321	) (4)(11)	5,274
Federal funds sold and other	123	54	—		177

Total interest income	56,383	57,554	2,307		116,244

Interest Expense
Deposits	17,963	12,734	(2,641	) (8)	28,056
Borrowings	2,465	6,647	(2,072	) (7)(9)(10)	7,040

Total interest expense	20,428	19,381	(4,713)		35,096

Net interest income	35,955	38,173	7,020		81,148
Provision for loan losses	5,216	33,919	—		39,135

Net interest income after provision for loan losses	30,739	4,254	7,020		42,013

Non-Interest Income
Service charges on deposit accounts	2,156	2,625	—		4,781
Other service charges, commissions and fees	2,131	3,881	—		6,012
Gain on sale of mortgage loans originated for sale	1,521	—	—		1,521
Gain on sale of other interest earnings assets	364	854	—		1,218
Income from bank owned life insurance	1,034	76	—		1,110
Other income	1,622	64	—		1,686

Total non-interest income	8,828	7,500	—		16,328

Non-Interest Expense
Salaries and employee benefits	15,841	20,828	—		36,669
Occupancy and equipment	5,479	5,280	437	(13)	11,196
Amortization of intangible assets	532	—	1,964	(3)	2,496
FDIC Insurance	1,747	2,439	—		4,186
Advertising and promotion	972	1,044	—		2,016
Data processing	2,050	1,820	—		3,870
Professional service fees	1,155	5,297	—		6,452
Other operating expenses	4,173	7,050	—		11,223
Merger related expenses	2,080	200	(2,280	) (11)	—

Total non-interest expense	34,029	43,958	121		78,108

Income (loss) from continuing operations before taxes	5,538	(32,204)	6,899		(19,767)
Income tax expense (benefit)	1,829	(511)	2,415	(12)	3,733

Income (loss) from continuing operations	3,709	(31,693)	4,484		(23,500)

Discontinued Operations
Income from discontinued operations, net of taxes	—	3,923	—		3,923
Less: Net income attributable to non-controlling interest	—	1,858	—		1,858

Net income attributable to discontinued operations	—	2,065	—		2,065

Net income (loss)	$3,709	$(29,628)	$4,484		$(21,435)

Net Income (Loss) per Common Share :
Net income (loss) per share from continuing operations (Basic)	$0.72	$(5.05)	$—		$(3.36)
Net income (loss) per share from continuing operations (Diluted)	$0.72	$(5.05)	$—		$(3.36)
Net loss per share from discontinued operations (Basic)	$—	$0.33	$—		$0.30
Net loss per share from discontinued operations (Diluted)	$—	$0.33	$—		$0.30
Net income (loss) per share (Basic)	$0.72	$(4.72)	$—		$(3.06)
Net income (loss) per share (Diluted)	$0.72	$(4.72)	$—		$(3.06)
Dividends declared	$0.84	$0.44	$—		$0.84

Weighted Average Common Shares Outstanding:
Basic	5,156,078	6,281,304	(4,453,445	) (1)	6,983,937
Diluted	5,161,325	6,281,304	(4,458,692	) (1)	6,983,937

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

1)	The acquisition will be effected by the issuance of shares of Tower common stock to First Chester’s shareholders. The exchange ratio is based on a pricing mechanism that adjusts based on the level of First Chester Delinquent Loans (as defined in the merger agreement) at the last business day of the month prior to closing. The unaudited pro forma combined financial information assumes that each share of First Chester common stock is exchanged for 0.291 shares of Tower common stock based on the amount of First Chester Delinquent Loans as of May 28, 2010, the last business day of the month prior to the assumed acquisition date of June 30, 2010. The final exchange ratio used to determine the number of shares issued to the First Chester shareholders will be based on the amount of First Chester Delinquent Loans as of the last business day of the month prior to the acquisition date. According to the merger agreement, First Chester Delinquent Loans shall mean (i) all loans with principal and/or interest that are 30-89 days past due, (ii) all loans with principal and/or interest that are at least 90 days past due and still accruing, (iii) all loans with principal and/or interest that are non-accruing, (iv) restructured and impaired loans, (v) OREO and (vi) net charge-offs from September 30, 2009 through the last business day of the month prior to the closing date.

It is anticipated that First Chester security holders will own approximately 20.5% of the voting stock of the combined company after the acquisition. The shares of Tower common stock issued illustrated in this pro forma were assumed to be recorded at $21.89 per share, the closing sale price of Tower common stock on June 30, 2010. The final accounting purchase price assigned to record the shares issued in the acquisition will be based on the closing price of Tower common stock on the effective date of the acquisition. Tower and First Chester cannot predict what the value or price of Tower’s common stock will be at the closing of the transaction or how the value or price of Tower’s stock may trade at any time, including the date hereof.

The final allocation of the purchase price will be determined after the acquisition is completed and additional analyses are performed to determine the fair values of First Chester tangible and identifiable intangible assets and liabilities as of the date the acquisition is completed. Changes in the fair value of the net assets of First Chester as of the date of the acquisition will likely change the amount of purchase price allocable to goodwill. The further refinement of transaction costs, changes in First Chester’s shareholders’ equity, including net income, between June 30, 2010 and the date of the acquisition will likely change the amount of goodwill recorded. The final adjustments may be materially different from the unaudited pro forma adjustments presented herein. The unaudited pro forma financial information has been prepared to include the estimated adjustments necessary to record the assets and liabilities of First Chester at their respective fair values and represents management’s best estimate based upon the information available at this time. These pro forma adjustments included herein are subject to change as additional information becomes available and as additional analyses are performed. Furthermore, the final allocation of the acquisition price will be determined after the consolidation is completed and after completion of a final analysis to determine the fair values of First Chester’s tangible and identifiable intangible assets and liabilities as of the closing date of the transaction. The final acquisition accounting adjustments may be materially different from the pro forma adjustments presented herein. Increases or decreases in the fair value of certain balance sheet amounts including loans, securities, deposits and related intangibles and debt will result in adjustments to both the balance sheet and statement of operations. Such adjustments, when compared to the information shown in this document, may change the amount of the purchase price allocated to goodwill while changes to other assets and liabilities may impact the statement of income due to adjustments in the yield and/or amortization/accretion of the adjusted assets and liabilities. The unaudited pro forma combined financial statements for the acquisition are included only as of and for the six months ended June 30, 2010 and the year ended December 31, 2009. The unaudited pro forma combined financial information presented herein does not necessarily provide an indication of the combined results of operations or the combined financial position that would have resulted had the consolidation actually been completed as of the assumed consummation date, nor is it indicative of the results of operations in future periods or the future financial position of the combined company.

The total estimated purchase price of for the purpose of this pro forma financial information is $40.3 million. The following table provides the calculation and allocation of the purchase price used in the pro forma financial statements and a reconcilement of pro forma shares to be outstanding:

Summary of Purchase Price Calculation and Goodwill Resulting from Merger

And Reconciliation of Pro Forma Shares Outstanding at June 30, 2010

($ in thousands except share and per share data)		June 30, 2010
Purchase Price Consideration - Common Stock
First Chester shares outstanding exchanged for stock	6,319,101
Exchange ratio	0.291
Tower shares to be issued to First Chester shareholders	1,838,858
Purchase purchase price per Tower common share	$21.89
Purchase price assigned to shares exchanged for stock		$40,253

Net Assets Acquired:

First Chester shareholders’ equity	$53,982
First Chester goodwill and intangibles	—

Estimated adjustments to reflect assets acquired at fair value:
Investments	—
Loans	(57,034)
Allowance for loan losses	21,534
Core deposit intangible	10,800
Premises & equipment, net	13,107
Deferred tax assets	5,956

Estimated adjustments to reflect liabilities acquired at fair value:
Time deposits	(4,085)
Borrowings	4,178
Tower transaction merger liabilities accrued at closing	(9,615)

		38,823

Goodwill resulting from merger		$1,430

Reconcilement of Pro Forma Shares Outstanding
First Chester shares outstanding	6,319,101
Exchange ratio	0.2910
Tower shares to be issued to First Chester	1,838,858
Tower shares outstanding	7,140,227
Pro Forma Tower shares outstanding	8,979,085
Pro-forma % ownership by First Chester	20.48%
Pro-forma % ownership by legacy Tower	79.52%

2)	Adjustment to reflect the issuance of common shares of Tower common stock with no par value in connection with the merger and the adjustments to shareholders’ equity for the reclassification of First Chester historical equity accounts (common stock, accumulated other comprehensive income, cost of treasury stock, and earnings) into additional paid-in capital.

3)	Adjustment of $10.8 million to core deposit intangible to reflect the fair value of this asset and the related amortization and the related amortization adjustment based upon an expected life of ten years and using a sum of the years digits method. The amortization of the core deposit intangible is expected to decrease pro forma pre-tax non-interest expense by $2.0 million in the first year following consummation.

4)	Since all investments were recorded as available for sale and at fair value no balance sheet adjustment is necessary. Statement of operation adjustments reflect amortization of the available for sale premium which will be prospectively amortized based upon an expected life of 5 years using the sum of the years digits method. This investment adjustment is expected to decrease pro forma pre-tax interest income by $90 thousand in the first year following consummation.

5)	Adjustment of $6.0 million to reflect fair values of loans based on current interest rates of similar loans, net of previous unamortized purchase adjustments. The adjustment will be recognized using the level yield amortization method based upon the expected life of the loans. This adjustment is expected to decrease pro forma pre-tax interest income by $1.4 million in the first year following consummation.

6)	Adjustment of $21.5 million to reflect the removal of the allowance for loan losses in connection with applying acquisition accounting under ASC 805 and an adjustment of $21.0 million to create a discount in the loan account related to impaired loans (ASC 310-30 addresses the accounting for the differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans, including those acquired in a business combination, if those differences are attributable, at least in part, to credit quality considerations) and a credit quality fair value adjustment of $30.0 million. The credit quality adjustment will be recognized over approximately 10 years using an amortization method based upon the expected life of the loans using a sum of the years digits method. This adjustment is expected to increase pro forma pre-tax interest income by $5.5 million in the first year following consummation.

7)	Adjustment of $26.0 million to eliminate an intercompany loan between Tower and First Chester. Under the terms of the loan agreement dated November 20, 2009, as amended on December 28, 2009, the loan amount of $26.0 million is due and payable on November 20, 2010 with an interest rate of 6.00%. This adjustment is expected to decrease pro forma pre-tax interest income and interest expense by $1.4 million.

8)	Adjustment of $4.1 million to reflect the fair values of interest-bearing time deposit liabilities based on current interest rates for similar instruments, net of previous unamortized balances. The adjustment will be recognized using a level yield amortization method based upon the maturities of the deposit liabilities. This adjustment is expected to decrease pro forma pre-tax interest expense by $2.6 million in the first year following consummation.

9)	Adjustment of $1.7 million to reflect fair values of long-term debt which consists primarily of FHLB advances at various terms and maturities, net of previous unamortized balances. The adjustment will be substantially recognized using a level yield amortization method based upon the maturities of the debt. This adjustment is expected to decrease pro forma pre-tax interest expense by $909 thousand in the first year following consummation.

10)	Adjustment of $5.9 million to reflect fair values of trust preferred securities. The adjustment will be substantially recognized using an amortization method based upon the maturities of the debt. This adjustment is expected to increase pro forma pre-tax interest expense by $241 thousand in the first year following consummation.

11)	Adjustment relates to recognition of estimated merger obligations and costs of $9.6 million pre-tax, and $7.7 million after-tax, expected to be recorded as a liability on the closing date. The adjustment to the statements of operations relates to the removal of direct incremental transaction costs recorded in the historical financial statements of both companies. Interest income has been reduced for the cost to fund the after tax cash outlay (estimated at $9.6 million) related to these charges, which approximates $231 thousand annually following consummation assuming a 3.0% cost of funds.

12)	Adjustment to reflect the net deferred tax at a rate of 35% related to fair value adjustments on the balance sheet and a statutory tax rate of 35% for book tax expense. It is noted that a tax benefit was not taken for certain merger obligations and costs that were considered to be not tax deductable.

13)	Adjustment of $13.1 million to reflect increase in fair value for occupancy and equipment. The amortization of the fair value adjustment is presented over a 30 year period. The adjustment is expected to increase pro forma occupancy and equipment expense by $437 thousand in the first year of consummation.

ANNEX A

AGREEMENT AND PLAN OF MERGER

BY AND BETWEEN

FIRST CHESTER COUNTY CORPORATION

AND

TOWER BANCORP, INC.

DATED AS OF

DECEMBER 27, 2009

EXHIBITS

A	Form of Voting Agreement	A-62
B	Loan Modification Agreement	A-64
C	Loan Participation Agreement	A-67
D	Exchange Ratio Adjustment	A-79
E	Form of Employment Agreement with John A. Featherman, III	A-80

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of December 27, 2009 (this “Agreement”), is entered into by and between Tower Bancorp, Inc., a Pennsylvania corporation (“Tower”), and First Chester County Corporation, a Pennsylvania corporation (“First Chester”).

WHEREAS, the Boards of Directors of Tower and First Chester have determined that it is in the best interests of their respective companies to consummate the business combination transaction provided for herein in which Tower will acquire First Chester through the merger of First Chester with and into Tower (the “Merger”);

WHEREAS, upon consummation of the Merger, it is anticipated that Tower will maintain Graystone Tower Bank, a Pennsylvania state-chartered bank and a wholly owned subsidiary of Tower (“Graystone Bank”), and First National Bank of Chester County, a national bank and a wholly owned subsidiary of First Chester (“FNB”), as separate and distinct wholly owned subsidiaries of Tower;

WHEREAS, as a condition to the willingness of Tower to enter into this Agreement, each of the directors and executive officers of First Chester and/or FNB has entered into a Voting Agreement, substantially in the form of Exhibit A hereto, dated as of the date hereof, with Tower (the “First Chester Voting Agreements”), pursuant to which each such director or executive officer has agreed, among other things, to vote all shares of common stock of First Chester owned by such person in favor of the approval of this Agreement and the transactions contemplated hereby, upon the terms and subject to the conditions set forth in the First Chester Voting Agreements; and

WHEREAS, immediately (but not later than one Business Day) following the execution and delivery of this Agreement, Graystone Bank, in its capacity as lender, and First Chester, in its capacity as borrower, shall enter into a modification of that certain loan agreement and related note between First Chester and Graystone Bank dated as of November 20, 2009 substantially in the form of Exhibit B hereto (the “Loan Modification Agreement”) pursuant to which Graystone Bank shall commit to increase its loan to First Chester from $4 million to up to a maximum of $26 million, the increased proceeds of which are to be used by First Chester to make a capital contribution to FNB solely for purposes of enabling FNB to satisfy its minimum regulatory capital requirements;

WHEREAS, immediately (but not later than two Business Days) following the execution and delivery of this Agreement, Graystone Bank and FNB shall enter into a loan participation agreement, substantially in the form of Exhibit C hereto (the “Loan Participation Agreement”) pursuant to which Graystone Bank shall purchase up to $100 million in first lien residential real estate and first lien commercial loan participations acceptable to Graystone Bank, in its discretion, solely for purposes of enabling FNB to satisfy its minimum regulatory capital requirements;

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger; and

WHEREAS, unless otherwise indicated, capitalized terms shall have the meanings set forth in Section 9.13.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE MERGER

1.1	The Merger.

Subject to the terms and conditions of this Agreement, in accordance with the Pennsylvania Business Corporation Law of 1988, as amended (“PBCL”), at the Effective Time, First Chester will merge into Tower, with Tower being the surviving corporation (hereinafter sometimes called the “Surviving Corporation”) in the Merger. Upon consummation of the Merger, the separate corporate existence of First Chester shall cease.

1.2	Effective Time.

The Merger shall become effective on the date and at the time the articles of merger (the “Articles of Merger”) are filed with the Pennsylvania Department of State or such later date and time as shall be specified therein. The term “Effective Time” shall be the date and time when the Merger becomes effective pursuant to the Articles of Merger.

1.3	Effects of the Merger.

The Merger shall have the effects set forth in Section 1929 of the PBCL.

1.4	Conversion of First Chester Common Stock.

(a) At the Effective Time, each share of First Chester Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive 0.453 (as it may be adjusted pursuant to Section 1.11, the “Exchange Ratio”) shares of Tower Common Stock (the “Merger Consideration”); and

(b) At the Effective Time, all shares of First Chester Common Stock that are owned by First Chester as treasury stock and all shares of First Chester Common Stock that are owned directly or indirectly by Tower or First Chester, including any shares of First Chester Common Stock held by Tower or First Chester or any of their respective Subsidiaries in respect of a debt previously contracted, other than shares that are held by Tower, if any, in a fiduciary capacity, shall be cancelled and shall cease to exist and no cash or other consideration shall be delivered in exchange therefor. All shares of Tower Common Stock that are owned by First Chester shall become treasury stock of Tower.

1.5	Options and Restricted Stock.

(a) At the Effective Time, each option granted by First Chester to purchase shares of First Chester Common Stock which is outstanding and unexercised immediately prior thereto shall be converted automatically into a right to purchase shares of Tower Common Stock in an amount and at an exercise price determined as provided below, and otherwise subject to the terms of the First Chester Stock Plans:

(i) The number of shares of Tower Common Stock subject to the option immediately after the Effective Time shall be equal to the number of shares of First Chester Common Stock subject to the option immediately before the Effective Time, multiplied by the Exchange Ratio, provided that any fractional shares of Tower Common Stock resulting from such multiplication shall be rounded down to the nearest whole share; and

(ii) The exercise price per share of Tower Common Stock under the option immediately after the Effective Time shall be equal to the exercise price per share of First Chester Common Stock under the option immediately before the Effective Time divided by the Exchange Ratio, provided that such exercise price shall be rounded up to the nearest cent.

The adjustment provided herein shall be and is intended to be effected in a manner which is consistent with Section 424(a) of the Internal Revenue Code of 1986, as amended (the “Code”). The duration and other terms of the option immediately after the Effective Time shall be the same as the corresponding terms in effect immediately before the Effective Time, except that all references to First Chester in the First Chester Stock Plans shall be deemed to be references to Tower. Nothing herein shall be construed as preventing option holders from exercising the same before the Effective Time in accordance with the terms thereof.

(b) Each outstanding restricted stock award which is unvested immediately prior to the Effective Time, shall vest and be free of any restrictions as of the Effective Time in accordance with the terms of the applicable First Chester Stock Plans and be exchanged for Merger Consideration as provided in Section 1.4 hereof.

1.6	Articles of Incorporation.

At the Effective Time, the articles of incorporation of Tower, as in effect at the Effective Time, shall be the articles of incorporation of the Surviving Corporation.

1.7	Bylaws.

At the Effective Time, the bylaws of Tower, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation.

1.8	Directors and Officers.

At the Effective Time, the directors of Tower immediately prior to the Effective Time shall continue to be the directors of Tower, provided that at the Effective Time the number of directors serving on the board of directors of Tower shall be increased by three (3) directors and three (3) of the current directors of First Chester selected by the board of directors of First Chester, with the approval of the Tower board of directors and subject to the conditions to board membership in the bylaws of Tower and other criteria contained in Tower’s Corporation Governance Guidelines and applicable law and regulation, shall be added to the board of directors of Tower and, absent a breach of such director’s fiduciary duty to Tower, or any other duty such director otherwise may have to Tower, each such director shall be nominated and recommended by the board of directors of Tower as is necessary to ensure that each such director shall have the opportunity to serve a minimum term of three years as a director Tower, regardless of classification. At the Effective Time, the officers of Tower immediately prior to the Effective Time shall continue to be the officers of Tower.

Additionally, at the Effective Time, the directors of FNB immediately prior to the Effective Time shall continue to be the directors of FNB, provided that at the Effective Time the number of directors serving on the board of directors of FNB shall be increased by one (1) director and one (1) of the current directors or executive officers of Tower, selected by the board of directors of Tower and subject to the conditions to board membership in the bylaws of FNB and applicable law and regulation, shall be added to the board of directors of FNB.

1.9	Tax Consequences.

It is intended that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute a “plan of reorganization” for purposes of the Code.

1.10	Possible Alternative Structures.

Notwithstanding anything to the contrary contained in this Agreement, prior to the Effective Time Tower shall be entitled to revise the structure of the Merger, including without limitation, by merging First Chester into a wholly-owned subsidiary of Tower or by merging FNB into Graystone Bank or another wholly-owned subsidiary of Tower, provided that (i) any such subsidiary shall become a party to, and shall agree to be bound by, the terms of this Agreement; (ii) there are no adverse Federal or state income tax or other adverse tax consequences to First Chester shareholders as a result of the modification; (iii) the consideration to be paid to the holders of First Chester Common Stock under this Agreement is not thereby changed in kind or value or reduced in amount; and (iv) such modification will not delay or jeopardize the receipt of Regulatory Approvals or other consents and approvals relating to the consummation of the Merger, otherwise delay or jeopardize the satisfaction of any condition to Closing set forth in Article VII or otherwise adversely affect First Chester or the holders of the First Chester Common Stock. The parties hereto agree to appropriately amend this Agreement and any related documents in order to reflect any such revised structure.

1.11	Adjustment to Exchange Ratio.

If the aggregate amount of First Chester Delinquent Loans as of the last business day of the month prior to the Closing Date is less than or equal to $35 million or greater than $55 million, the Exchange Ratio shall adjust in the manner set forth in Exhibit D (which Exchange Ratio as adjusted in accordance with Exhibit D shall become the “Exchange Ratio” for purposes of this Agreement).

ARTICLE II

EXCHANGE PROCEDURES

2.1	Exchange Procedures.

Each holder of record of shares of First Chester Common Stock (“Holder”) shall have the right, subject to the limitations set forth in this Article II, to exchange First Chester Common Stock for Merger Consideration in accordance with the following procedures:

(a) If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name a certificates of the shares of First Chester Common Stock (the “First Chester Stock Certificates”) so surrendered is registered, it shall be a condition to such payment that such First Chester Stock Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay to the Exchange Agent any transfer or other similar Taxes required as a result of such payment to a Person other than the registered holder of such First Chester Stock Certificate, or establish to the reasonable satisfaction of the Exchange Agent that such Tax has been paid or is not payable. The Exchange Agent (or, subsequent to the six-month anniversary of the Effective Time, Tower) shall be entitled to deduct and withhold from the Merger Consideration (including cash in lieu of fractional shares of Tower Common Stock) otherwise payable pursuant to this Agreement to any holder of First Chester Common Stock such amounts as the Exchange Agent or Tower, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign Tax law, with respect to the making of such payment. To the extent the amounts are so withheld by the Exchange Agent or Tower, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of shares of First Chester Common Stock in respect of whom such deduction and withholding was made by the Exchange Agent or Tower, as the case may be.

(b) After the Effective Time there shall be no further registration or transfers of shares of First Chester Common Stock. If, after the Effective Time, First Chester Stock Certificates are presented to the Surviving Corporation, they shall be cancelled and exchanged for the Merger Consideration in accordance with the procedures set forth in this Article II.

(c) At any time following the one-year anniversary of the Effective Time, Tower shall be entitled to require the Exchange Agent to deliver to it any remaining portion of the Merger Consideration not distributed to Holders of shares of First Chester Common Stock that was deposited with the Exchange Agent at the Effective Time (the “Exchange Fund”) (including any interest received with respect thereto and other income resulting from investments by the Exchange Agent, as directed by Tower), and Holders shall be entitled to look only to Tower (subject to abandoned property, escheat or other similar laws) with respect to the Merger Consideration, any cash in lieu of fractional shares of Tower Common Stock and any dividends or other distributions with respect to Tower Common Stock payable upon due surrender of their First Chester Stock Certificates, without any interest thereon. Notwithstanding the foregoing, neither Tower nor the Exchange Agent shall be liable to any Holder of a First Chester Stock Certificate for Merger Consideration (or dividends or distributions with respect thereto) or cash from the Exchange Fund in each case delivered to a public official pursuant to any applicable abandoned property, escheat or similar Laws.

(d) In the event any First Chester Stock Certificates shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such First Chester Stock Certificate(s) to be lost, stolen or destroyed and, if required by Tower or the Exchange Agent, the posting by such Person of a bond in such sum as Tower may reasonably direct as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such First Chester Stock Certificate(s), Tower shall cause the Exchange Agent to issue the Merger Consideration deliverable in respect of the shares of First Chester Common Stock represented by such lost, stolen or destroyed First Chester Stock Certificates.

(e) No dividends or other distributions with respect to Tower Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered First Chester Stock Certificate with respect to the shares of Tower Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to subsection (f) below, and all such dividends, other distributions and cash in lieu of fractional shares of Tower Common Stock shall be paid by Tower to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such First Chester Stock Certificate in accordance with subsection (f) below. Subject to the effect of applicable abandoned property, escheat or similar Laws, following surrender of any such First Chester Stock Certificate there shall be paid to the Holder of a certificate for Tower Common Stock (a “Tower Stock Certificate”) representing whole shares of Tower Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Tower Common Stock and the amount of any cash payable in lieu of a fractional share of Tower Common Stock to which such Holder is entitled pursuant to subsection (f), and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such whole shares of Tower Common Stock. Tower shall make available to the Exchange Agent cash for these purposes, if necessary.

(f) No Tower Stock Certificates representing fractional shares of Tower Common Stock shall be issued upon the surrender for exchange of First Chester Stock Certificates; no dividend or distribution by Tower shall relate to such fractional share interests; and such fractional share interests will not entitle the owner thereof to vote or to any rights as a shareholder of Tower. In lieu of any such fractional shares, each Holder of a First Chester Stock Certificate who would otherwise have been entitled to receive a fractional share interest in exchange for such First Chester Stock Certificate shall receive from the Exchange Agent an amount in cash equal to the product obtained by multiplying (A) the fractional share interest to which such Holder (after taking into account all shares of First Chester Common Stock held by such holder at the Effective Time) would otherwise be entitled by (B) the Closing Tower Share Value.

(g) Tower, in the exercise of its reasonable discretion, shall have the right to make all determinations, not inconsistent with the terms of this Agreement, governing (A) the compliance by any First Chester Shareholder with the exchange procedures set forth herein, (B) the issuance and delivery of Tower Stock Certificates into which shares of First Chester Common Stock are converted in the Merger and (C) the method of payment of cash in lieu of fractional shares of Tower Common Stock where the holder of the applicable First Chester Stock Certificate has no right to receive whole shares of Tower Common Stock.

(h) Prior to the Effective Time, Tower will deposit with the Exchange Agent certificates representing shares of Tower Common Stock sufficient to pay in a timely manner, and Tower shall instruct the Exchange Agent to timely pay, the aggregate Merger Consideration. In addition, prior to the Effective Time, Tower shall deposit with the Exchange Agent sufficient cash to permit prompt payment of the cash in lieu of fractional shares of Tower Common Stock, and Tower shall instruct the Exchange Agent to timely pay the cash in lieu of fractional shares of Tower Common Stock where the holder of the applicable First Chester Stock Certificate has no right to receive whole shares of Tower Common Stock.

(i) As soon as reasonably practicable after the Effective Time, Tower shall cause the Exchange Agent to mail to each holder of record of a First Chester Stock Certificate(s) which immediately prior to the Effective Time represented outstanding shares of First Chester Common Stock whose shares were converted into the right to receive the Merger Consideration pursuant to Section 1.4 and any cash in lieu of fractional shares of Tower Common Stock to be issued or paid in consideration therefor, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the First Chester Stock Certificate(s) shall pass, only upon delivery of the First Chester Stock Certificate(s) (or affidavits of loss in lieu of such certificates)) (the “Letter of Transmittal”) to the Exchange Agent and shall be substantially in such form and have such other provisions as shall be determined by Tower and (ii) instructions for use in surrendering the First Chester Stock Certificate(s) in exchange for the Merger Consideration and any cash in lieu of fractional shares of Tower Common Stock to be issued or paid in consideration therefor upon surrender of such certificate in accordance with Section 2.2(f) and any dividends or distributions to which such holder is entitled pursuant to Section 2.2(e).

(j) Upon surrender to the Exchange Agent of its First Chester Stock Certificate(s), accompanied by a properly completed Letter of Transmittal, a Holder of First Chester Common Stock will be entitled to receive promptly after the Effective Time the Merger Consideration in respect of the shares of First Chester Common Stock represented by its First Chester Stock Certificate. Until so surrendered, each such First Chester Stock Certificate shall represent after the Effective Time, for all purposes, only the right to receive the Merger Consideration and any cash in lieu of fractional shares of Tower Common Stock to be issued or paid in consideration therefor upon surrender of such certificate in accordance with Section 2.2(f) and any dividends or distributions to which such holder is entitled pursuant to Section 2.2(e).

2.2	Certain Adjustments.

If after the date hereof and on or prior to the Effective Time the outstanding shares of Tower Common Stock shall be changed into a different number of shares by reason of any reclassification, recapitalization or combination, stock split, reverse stock split, stock dividend or rights issued in respect of such stock, or any similar event shall occur (any such action, a “Tower Adjustment Event”), the Exchange Ratio shall be proportionately adjusted to provide to the holders of First Chester Common Stock the same economic effect as contemplated by this Agreement prior to such Tower Adjustment Event. No adjustment in the Exchange Ratio shall be made if Tower issues additional shares of Tower Common Stock pursuant to the Tower Stock Plans or if Tower issues additional shares of Tower Common Stock and, in the judgment of Tower’s board of directors, receives fair value consideration for such shares.

2.3	No Dissenters’ Rights.

Neither First Chester shareholders nor Tower shareholders have dissenters rights with respect to the Merger under the PBCL.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF FIRST CHESTER

First Chester hereby makes the following representations and warranties to Tower as set forth in this Article III. The exceptions disclosed in writing in the disclosure schedules of First Chester delivered herewith are referred to herein as the “First Chester Disclosure Schedules.”

3.1	Corporate Organization.

(a) First Chester is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania. First Chester has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of any business conducted by it or the character or location of any properties or assets owned or leased by it makes such licensing or qualification necessary. First Chester is registered as a bank holding company with the Board of Governors of the Federal Reserve System (“FRB”) under the Bank Holding Company Act of 1956, as amended (the “BHCA”). The articles of incorporation and bylaws of First Chester, copies of which are attached at Section 3.1(a) of the First Chester Disclosure Schedules, are true, correct and complete copies of such documents as in effect as of the date of this Agreement.

(b) FNB is a national bank duly organized, validly existing and in good standing under the laws of the United States. Deposit accounts of FNB are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Bank Insurance Fund to the fullest extent permitted by law, and all premiums and assessments required in connection therewith have been paid by FNB. FNB has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of any business conducted by it or the character or location of any properties or assets owned or leased by it makes such licensing or qualification necessary. The charter and bylaws of FNB, copies of which are attached at Section 3.1(b) of the First Chester Disclosure Schedules are true, correct and complete copies of such documents as in effect as of the date of this Agreement.

(c) Section 3.1(c) of the First Chester Disclosure Schedules sets forth a true, correct and complete list of all direct or indirect Subsidiaries of First Chester as of the date of this Agreement. Except as set forth at Section 3.1(c) of the First Chester Disclosure Schedules, First Chester owns, directly or indirectly, all of the issued and outstanding shares of capital stock of each of the First Chester Subsidiaries, free and clear of all liens, charges, encumbrances and security interests whatsoever, and all of such shares are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Except as disclosed in Section 3.1(c) of the First Chester Disclosure Schedules, no First Chester Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

3.2	Capitalization.

The authorized capital stock of First Chester consists of 25,000,000 shares of First Chester Common Stock. As of the date hereof, there are (x) 6,345,436 shares of First Chester Common Stock issued and outstanding (including outstanding but unvested restricted stock), (y) 9,039 shares of First Chester Common Stock held in treasury and (z) 232,000 shares of First Chester Common Stock reserved for issuance upon exercise of outstanding stock options or otherwise. All of the issued and outstanding shares of First Chester Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Except for the outstanding options under the First Chester Stock Plans, First Chester does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of First Chester Common Stock or any other equity security of First Chester or any securities representing the right to purchase or otherwise receive any shares of First Chester Common Stock or any other equity security of First Chester. The names of the optionees and restricted stock award recipients, the grant date of each option and restricted stock award, the number of shares subject to each such option or award, vesting schedule for each such option or award, the type of option (incentive stock option or nonqualified option), the expiration date of each such option, and the price at which each such option may be exercised under the First Chester Stock Plans are set forth in Section 3.2 of the First Chester Disclosure Schedules. Since December 31, 2008, First Chester has not issued any shares of its capital stock, or any securities convertible into or exercisable for any shares of its capital stock, other than shares of First Chester Common Stock issuable pursuant to the exercise of director or employee stock options granted under the First Chester Stock Plan.

3.3	Authority; No Violation.

(a) First Chester has full corporate power and authority to execute and deliver this Agreement and, subject to receipt of the required regulatory approvals specified herein, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of First Chester. The Board of Directors of First Chester has directed that this Agreement and the transactions contemplated hereby be submitted to First Chester’s shareholders for approval at the First Chester Special Meeting and, except for the adoption of this Agreement by the affirmative vote of a majority of the outstanding shares of First Chester Common Stock, no other corporate proceedings on the part of First Chester (except for matters related to setting the date, time, place and record date for the First Chester Special Meeting) are necessary to approve this Agreement or to consummate the transactions contemplated hereby or thereby. This Agreement has been duly and validly executed and delivered by First Chester and (assuming due authorization, execution and delivery by Tower of this Agreement) will constitute valid and binding obligations of First Chester, enforceable against First Chester in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally.

(b) Neither the execution and delivery of this Agreement by First Chester nor the consummation by First Chester of the transactions contemplated hereby, nor compliance by First Chester with any of the terms or provisions hereof, will (i) violate any provision of the charter or bylaws of First Chester or any First Chester Subsidiary or (ii) assuming that the consents and approvals referred to in Section 3.4 are duly obtained, (x) violate any Laws applicable to First Chester or any of the First Chester Subsidiaries, or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, result in the arising of a right of redemption against, or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon any of the respective properties or assets of First Chester, any of the First Chester Subsidiaries, or any Affiliate thereof, under, any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which First Chester, any of the First Chester Subsidiaries, or any Affiliate of First Chester or any First Chester Subsidiary is a party, or by which First Chester’s or any of the First Chester Subsidiary’s properties or assets may be bound or affected.

3.4	Consents and Approvals.

(a) Except for (i) filings with Bank Regulators, the receipt of the Regulatory Approvals, and compliance with any conditions contained therein, (ii) the filing with the Securities and Exchange Commission (“SEC”) of a Registration Statement on Form S-4 to register the shares of Tower Common Stock that may be issued in connection with the Merger (such Form S-4, and any amendments or supplements thereto, the “Registration Statement”), which will include the proxy statement/prospectus to be used in soliciting the approval of First Chester’s and Tower’s shareholders at the Special Meetings (such proxy statement as amended or supplemented is referred to herein as the “Proxy Materials”), (iii) the approval of this Agreement by the requisite vote of the shareholders of First Chester and the shareholders of Tower, (iv) the filing of the Articles of Merger with the Pennsylvania Department of State, and (v) such consents, approvals, orders, authorizations, registrations, declarations and filings or waivers thereof as may be required under applicable federal, foreign and state securities (or related) laws and, if applicable, the securities or antitrust laws of any foreign country, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality (each a “Governmental Entity”), or any third party are necessary in connection with (1) the execution and delivery by First Chester of this Agreement, and (2) the consummation by First Chester of the Merger and the other transactions contemplated hereby, other than such filings, authorizations, approvals or consents as are to be obtained by First Chester with respect to the First Chester Contracts as are set forth in Section 3.13(b) of the First Chester Disclosure Schedules.

(b) First Chester has no Knowledge of any reason why approval or effectiveness of any of the consents, approvals, authorizations, applications, notices, filings or waivers thereof referred to in Section 3.4(a) cannot be obtained or granted on a timely basis.

3.5	Reports.

Except as set forth in Section 3.5 of the First Chester Disclosure Schedules, since January 1, 2007, each of First Chester and the First Chester Subsidiaries have timely filed all regulatory reports, schedules, forms, registrations and other documents, together with any amendments required to be made with respect thereto (the “First Chester Documents”), that any of them were required to file with any Governmental Entity or any other self-regulatory organization (collectively “Regulatory Agencies”), and have timely paid all fees and assessments due and payable in connection therewith. There is no material unresolved violation or exception by any of such Governmental Entities with respect to any report or statement relating to any examinations of First Chester or any of the First Chester Subsidiaries. First Chester has made available to Tower the First Chester Documents and to First Chester’s Knowledge the First Chester Documents have been prepared in all material respects in accordance with applicable regulatory accounting principles and practices throughout the periods covered by such statements.

3.6	Financial Statements; SEC Filings; Books and Records.

First Chester has previously made available to Tower true, correct and complete copies of the consolidated statements of condition of First Chester and the First Chester Subsidiaries as of December 31 for the fiscal years 2007 and 2008 and the related consolidated statements of income, shareholders’ equity and cash flows for the fiscal years 2006 through 2008, inclusive, as reported in First Chester’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in each case accompanied by the audit report of Grant Thornton LLP, independent public accountants with respect to First Chester, and the interim financial statements of First Chester as of and for the nine months ended September 30, 2009 and 2008, as included in the First Chester quarterly report on Form 10-Q for the period ended September 30, 2009, as filed with the SEC. The financial statements referred to in this Section 3.6 (including the related notes, where applicable) fairly present, and the financial statements referred to in Section 6.2 will fairly present (subject, in the case of the unaudited statements, to recurring audit adjustments normal in nature and amount), the results of the consolidated operations and consolidated financial condition of First Chester and the First Chester Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth; each of such statements (including the related notes, where applicable) comply, and the financial statements referred to in Section 6.2 will comply, with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and each of such statements (including the related notes, where applicable) has been, and the financial statements referred to in Section 6.2 will be, prepared in accordance with generally accepted accounting principles in the United States consistently applied during the periods involved (“GAAP”), except in each case as indicated in such statements or in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q. First Chester’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and all reports filed pursuant to the Exchange Act since December 31, 2008 comply, and all reports filed pursuant to the Exchange Act from the date of this Agreement referred to in Section 6.2 will comply, in all material respects with the Exchange Act and the rules and regulations of the SEC with respect thereto, including, without limitation, the accounting requirements for such reports under rules and regulations of the SEC with respect thereto, and First Chester has previously delivered or made available to Tower true, correct and complete copies of such reports. The books and records of First Chester and each of the First Chester Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements.

3.7	Loan Portfolio.

(a) Except as set forth at Section 3.7(a) of the First Chester Disclosure Schedules, as of the date of this Agreement, none of First Chester nor any First Chester Subsidiary is a party to any written or oral loan agreement, note or borrowing arrangement (including, without limitation, leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”), with any director, officer or five percent or greater shareholder of First Chester or any First Chester Subsidiary or any Affiliated Person of any of the foregoing.

(b) Except as set forth in Section 3.7(b) of the First Chester Disclosure Schedules, all reserves or other allowances for loan losses reflected in First Chester’s financial statements referred to in Section 3.7 as of and for the year ended December 31, 2008 and the three and nine months ended September 30, 3009, complied with all Laws and are adequate under GAAP. Neither First Chester nor FNB has been notified by the Bank Regulators or First Chester’s independent auditor, in writing or otherwise, that such reserves are inadequate or that the practices and policies of First Chester in establishing its reserves for the year ended December 31, 2008 and the quarter ended September 30, 2009, and in accounting for delinquent and classified assets generally fail to comply with applicable accounting or regulatory requirements, or that the Bank Regulators or First Chester’s independent auditor believes such reserves to be inadequate or inconsistent with the historical loss experience of First Chester.

(c) First Chester has previously furnished Tower with a complete list of all extensions of credit and other real estate owned (such real estate, “OREO”) that have been classified by any bank or trust examiner (regulatory or internal) as other loans specially mentioned, special mention, substandard, doubtful, loss, classified or criticized, credit risk assets, concerned loans or words of similar import. First Chester agrees to update such list no less frequently than monthly after the date of this Agreement until the earlier of the Closing Date or the date that this Agreement is terminated in accordance with Section 8.1.

3.8	Broker’s, Finder’s and Adviser’s Fees.

Neither First Chester nor any First Chester Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial adviser or incurred any liability for any fees or commissions to any broker, finder or financial adviser in connection with any of the transactions contemplated by this Agreement, except that First Chester has engaged, and will pay a fee or commission to, Sandler O’Neill & Partners, L.P. A true, correct and complete copy of First Chester’s engagement letter with Sandler O’Neill & Partners, L.P has been provided to Tower.

3.9	Absence of Certain Changes or Events.

(a) Except as set forth at Section 3.9 of the First Chester Disclosure Schedules, or as disclosed in First Chester’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 or quarterly report on Form 10-Q for the period ended September 30, 2009, or in any other filing made by First Chester with the SEC since December 31, 2008, complete and accurate copies of which have been provided by First Chester to Tower, since December 31, 2008, (i) neither First Chester nor any First Chester Subsidiary has incurred any material liability, except as contemplated by the Agreement or in the ordinary course of their business consistent with past practices and (ii) no event has occurred which has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on First Chester.

(b) Since December 31, 2008, First Chester and the First Chester Subsidiaries have carried on their respective businesses in the ordinary and usual course consistent with past practices.

3.10	Legal Proceedings.

(a) Except as set forth at Section 3.10(a) of the First Chester Disclosure Schedules, neither First Chester nor any First Chester Subsidiary is a party to any, and there are no pending or, to the Knowledge of First Chester, threatened, legal, administrative, arbitration or other proceedings, claims, actions or governmental or regulatory investigations of any nature against First Chester or any First Chester Subsidiary.

(b) Except as set forth at Section 3.10(b) of the First Chester Disclosure Schedules, there is no injunction, order, judgment, decree, or regulatory restriction imposed upon First Chester or any First Chester Subsidiary.

3.11	Taxes and Tax Returns.

(a) Except as set forth at Section 3.11(a) of the First Chester Disclosure Schedules, (i) all Tax Returns required to be filed by or on behalf of First Chester or any other member of the First Chester Group have been timely filed or requests for extensions have been timely filed and any such extension shall have been granted and not have expired; (ii) all Taxes required to be shown on such Tax Returns have been paid in full, or First Chester has made adequate provision for such Taxes in accordance with GAAP; (iii) there is no audit examination, deficiency assessment, Tax investigation or refund litigation with respect to any Taxes of First Chester or any of the First Chester Subsidiaries, and no claim has been made by any Taxing Authority in a jurisdiction where First Chester or any of the First Chester Subsidiaries does not file Tax Returns that First Chester or any such Subsidiary is subject to Tax in that jurisdiction; (iv) there are no liens for Taxes on any of the assets of First Chester or any of the First Chester Subsidiaries, other than liens for Taxes not yet due and payable; (v) First Chester and each of the First Chester Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party, and First Chester and each of the First Chester Subsidiaries has timely complied with all applicable information reporting requirements under Part III, Subchapter A of Chapter 61 of the Code and similar applicable state and local information reporting requirements; (vi) First Chester has made available to Tower copies of Tax Returns filed with respect to the taxable periods of First Chester ended on or after December 31, 2002; and (vii) neither First Chester nor any of the First Chester Subsidiaries has entered into or otherwise participated in a “listed transaction” within the meaning of Treas. Reg. § 1.6011-4(b)(2) or any other “reportable transaction” within the meaning of Treas. Reg. § 1.6011-4(b).

(b) First Chester is the “common parent,” and all of the First Chester Subsidiaries are “members,” of an “affiliated group” of corporations (as those terms are defined in Section 1504(a) of the Code) filing consolidated U.S. federal income tax returns (the “First Chester Group”). Except as set forth on Section 3.11(b) of the First Chester Disclosure Schedules, neither First Chester nor any of the First Chester Subsidiaries is or has never been a member of an affiliated group, or an affiliated, combined, consolidated, unitary or similar group for state or local Tax purposes, that includes any other entity that is not a member of the First Chester Group and neither First Chester nor any of the First Chester Subsidiaries is liable for any Taxes of any Person (other than First Chester and its Subsidiaries) under Treas. Reg. § 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract or otherwise.

(c) Except as set forth on Section 3.11(c) of the First Chester Disclosure Schedules, neither First Chester nor any of the First Chester Subsidiaries is a party to any agreement, contract, arrangement or plan that would result, separately or in the aggregate, in the payment (whether or not in connection with the transactions contemplated hereby) of (i) any “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding provision of state, local or foreign Tax law) or (ii) any amount that will not be fully deductible under Section 162(m) of the Code (or any corresponding provision of state, local or foreign Tax law). Set forth on Section 3.11(c) of the First Chester Disclosure Schedules is, for each employee entitled to benefits as a result of a change in control of First Chester or any First Chester Subsidiary (other than severance costs pursuant to Section 6.6(d)) of the type that would be included in the calculation of an “excess parachute payment,” a good faith calculation of such employee’s change in control payments and benefits and whether an “excess parachute payment” will occur, including any gross-up provisions as a result of the applicability of Section 280G.

3.12	Employee Benefit Plans.

(a) Section 3.12(a) of the First Chester Disclosure Schedules sets forth a true and complete list of each employee benefit plan (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of

1974, as amended (“ERISA”)), or other employee benefit arrangement, agreement, program or policy that is sponsored by, maintained or contributed to as of the date of this Agreement, or that has within the last six years been sponsored by, maintained or contributed to, by First Chester or any of the First Chester Subsidiaries or any other entity which together with First Chester would be deemed a “single employer” within the meaning of Section 4001 of ERISA or Code Sections 414(b), (c) or (m) or under which First Chester or any such Subsidiary has any liability (collectively, the “Plans”). With respect to the Plans, except as set forth on Section 3.12(a) of the First Chester Disclosure Schedules:

(i) no Plan provides benefits, including, without limitation, death or medical benefits (whether or not insured), with respect to current or former employees of First Chester or any First Chester Subsidiary beyond their retirement or other termination of service, other than (A) coverage mandated by applicable Law, (B) death benefits or retirement benefits under a Plan that is an “employee pension benefit plan” (as that term is defined in Section 3(2) of ERISA), (C) deferred compensation benefits under a Plan that are accrued as liabilities on the books of First Chester or any First Chester Subsidiary, or (D) benefits the full cost of which is borne by the current or former employee (or such former or current employee’s beneficiary);

(ii) no Plan is a “defined benefit plan” (as such term is defined in Section 3(35) of ERISA);

(iii) no Plan is a “multiemployer plan” (as such term is defined in Section 3(37) of ERISA);

(iv) no Plan, program, agreement or other arrangement, either individually or collectively, provides for any payment by First Chester or any First Chester Subsidiary that would not be deductible under Code Sections 162(a)(1), 162(m) or 404 or that would constitute a “parachute payment” within the meaning of Code Section 280G after giving effect to the transactions contemplated by this Agreement, including the agreements referenced in Section 6.5(e), nor would the transactions contemplated by this Agreement accelerate the time of payment or vesting, or increase the amount of compensation due to any employee.

(b) First Chester has heretofore delivered or made available to Tower true, correct and complete copies of each of the Plans and all related documents, including but not limited to (i) the actuarial report for such Plan (if applicable) for each of the last five years, (ii) the most recent determination letter from the IRS (if applicable) for such Plan, (iii) the current summary plan description (or any other such summary of the terms and conditions of the Plan) and any summaries of material modification for such Plan, (iv) all annual reports (Form 5500 series) for each Plan filed for the preceding five plan years, (v) all agreements with fiduciaries and service providers relating to the Plan, and (vi) all substantive correspondence relating to any such Plan addressed to or received from the Internal Revenue Service, the Department of Labor or any other governmental agency.

(c) Except as set forth at Section 3.12(c) of the First Chester Disclosure Schedules:

(i) each of the Plans has been operated and administered in all material respects in compliance with applicable Laws, including but not limited to ERISA and the Code;

(ii) each of the Plans intended to be “qualified” within the meaning of Section 401(a) of the Code is so qualified, and (A) any trust created pursuant to any such Plan is exempt from federal income tax under Section 501(a) of the Code, (B) each such Plan has received from the Internal Revenue Service a favorable determination letter to such effect upon which First Chester or a First Chester Subsidiary is entitled to rely as to such matters and which is currently applicable, and (C) neither First Chester nor any First Chester Subsidiary is aware of any circumstance or event which would jeopardize the tax-qualified status of any such Plan or the tax-exempt status of any related trust, or which would cause the imposition of any liability, penalty or tax under ERISA or the Code;

(iii) all contributions or other amounts payable by First Chester or any First Chester Subsidiary as of the Effective Time with respect to each Plan, and all other liabilities of each such entity with respect to each Plan, in respect of current or prior plan years, have been paid or accrued in accordance with generally accepted accounting practices and, to the extent applicable, Section 412 of the Code;

(iv) Neither First Chester nor any First Chester Subsidiary has engaged in a transaction in connection with which First Chester or any First Chester Subsidiary could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code and no transaction has occurred which involves the assets of any Plan and which could subject First Chester or any First Chester Subsidiary or any of the directors, officers or employees of First Chester or any First Chester Subsidiary, or a trustee, administrator or other fiduciary of any trusts created under any Plan to a tax or penalty on prohibited transactions imposed by Section 4975 of the Code or the sanctions imposed under Title I of ERISA;

(v) to the Knowledge of First Chester and any First Chester Subsidiary, there are no pending, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Plans or any trusts related thereto;

(vi) all Plans could be terminated prior to or as of the Effective Time without material liability in excess of the amount accrued with respect to such Plan in the financial statements referred to in Sections 3.6 and 6.7 hereto; and

(vii) all reports and information required to be filed with the Department of Labor and IRS or provided to plan participants and their beneficiaries with respect to each Plan have been filed or provided, as applicable, and all annual reports (including Form 5500 series) of such Plans were, if applicable, certified without qualification by each Plan’s accountants and actuaries.

3.13	Certain Contracts.

(a) Except as set forth at Section 3.13(a) of the First Chester Disclosure Schedules, neither First Chester nor any First Chester Subsidiary is a party to or bound by any contract, arrangement or commitment (i) with respect to the employment of any directors, officers, employees or consultants, (ii) which, upon the consummation of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional acts or events) result in any payment (whether of severance pay or otherwise) becoming due from Tower, First Chester, or any of their respective Subsidiaries to any director, officer or employee thereof, (iii) which materially restricts the conduct of any line of business by First Chester or any of the First Chester Subsidiaries, (iv) with or to a labor union or guild (including any collective bargaining agreement) or (v) any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement (including as to this clause (v), any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan). Except as set forth at Section 3.13(a) of the First Chester Disclosure Schedules, there are no employment, consulting and deferred compensation agreements to which First Chester or any of its Subsidiaries is a party. Section 3.13(a) of the First Chester Disclosure Schedules sets forth a list of all material contracts (as defined in Item 601(b)(10) of Regulation S-K) of First Chester or any of the First Chester Subsidiaries. Each contract, arrangement or commitment of the type described in this Section 3.13(a), whether or not set forth in Section 3.13(a) of the First Chester Disclosure Schedules, is referred to herein as a “First Chester Contract,” and neither First Chester nor any of the First Chester Subsidiaries has received notice of, nor do any executive officers of such entities know of, any violation of any First Chester Contract.

(b) (i) Each First Chester Contract is a valid and binding obligation of First Chester or the First Chester Subsidiary party thereto and in full force and effect, (ii) First Chester and the First Chester Subsidiaries have in all material respects performed all obligations required to be performed by it to date under each First Chester Contract, (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute, a material default on the part of First Chester or any of the First Chester Subsidiaries under any such First Chester Contract, and (iv) except as set forth in Section 3.13(b) of the First Chester Disclosure Schedules, none of the First Chester Contracts require the consent or approval of any other party thereto in connection with the consummation of the transactions contemplated by this Agreement and in order to provide Tower with the full benefit of the rights of First Chester or the First Chester Subsidiary that is a party thereto from and after the Merger.

3.14	Agreements with Regulatory Agencies.

Except as set forth in Section 3.14 of the First Chester Disclosure Schedules, neither First Chester nor any First Chester Subsidiary is subject to any cease-and-desist or other order issued by, nor is First Chester or any First Chester Subsidiary a party to any written agreement, consent agreement or memorandum of understanding with, nor has it adopted any board resolutions at the request of (each, whether or not set forth on Section 3.14 of the First Chester Disclosure Schedules, a “Regulatory Agreement”) any Governmental Entity that restricts the conduct of its business or that in any manner relates to its capital adequacy, its credit policies, its management or its business, nor has First Chester nor any First Chester Subsidiary been advised by any Governmental Entity that it is considering issuing or requesting any Regulatory Agreement.

3.15	Environmental Matters.

(a) Each of First Chester and the First Chester Subsidiaries is in material compliance with all applicable federal and state laws and regulations relating to pollution or protection of the environment (including without limitation, laws and regulations relating to emissions, discharges, releases and threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (hereinafter referred to as “Environmental Laws”).

(b) There is no suit, claim, action, proceeding, investigation or notice pending or, to the Knowledge of First Chester, threatened in which First Chester or any First Chester Subsidiary has been or, with respect to threatened suits, claims, actions, proceedings, investigations or notices may be, named as a defendant (x) for alleged material noncompliance, with any Environmental Law or (y) relating to any material release or threatened release into the environment of any Hazardous Material, occurring at or on a site owned, leased or operated by First Chester or any First Chester Subsidiary.

(c) During the period of First Chester’s or any First Chester Subsidiary’s ownership or operation of any of its properties, there has not been any material release of Hazardous Materials on any such property.

(d) To the Knowledge of First Chester, neither First Chester nor any First Chester Subsidiary has made or participated in any loan to any Person who is subject to any suit, claim, action, proceeding, investigation or notice, pending or threatened, with respect to (i) any alleged material noncompliance as to any property securing such loan with any Environmental Law, or (ii) the release or the threatened release into the environment of any Hazardous Material at a site owned, leased or operated by such Person on any property securing such loan.

3.16	Properties and Assets.

Except for (a) items reflected in First Chester’s consolidated financial statements as of December 31, 2008 referred to in Section 3.6, (b) exceptions to title that do not interfere materially with First Chester’s or any First Chester Subsidiary’s use and enjoyment of owned or leased real property (other than OREO), (c) liens for current real estate taxes not yet delinquent, or being contested in good faith, properly reserved against (and reflected on the financial statements referred to in Section 3.6), and (d) items listed in Section 3.16 of the First Chester Disclosure Schedules, First Chester and each First Chester Subsidiary have good and, as to owned real property, marketable and insurable title to all their properties and assets, free and clear of all liens, claims, charges and other encumbrances. First Chester and each First Chester Subsidiary, as lessee, have the right under valid and subsisting leases to occupy, use and possess all property leased by them, and neither First Chester nor any First Chester Subsidiary has experienced any material uninsured damage or destruction with respect to such properties since December 31, 2008. All properties and assets used by First Chester and each First Chester Subsidiary are in good operating condition and repair suitable for the purposes for which they are currently utilized and comply in all material respects with all Laws relating thereto now in effect or scheduled to come into effect. First Chester and each First Chester Subsidiary enjoys peaceful and undisturbed possession under all leases for the use of all property under which they are lessees, and all leases to which First Chester is a party are valid and binding obligations in accordance with the terms thereof. Neither First Chester nor any First Chester Subsidiary is in material default with respect to any such lease, and there has occurred no default by First Chester or any First Chester Subsidiary or event which with the lapse of time or the giving of notice, or both, would constitute a material default under any such lease.

3.17	Insurance.

As of the date hereof, neither First Chester nor any First Chester Subsidiary has received any notice of cancellation or amendment of any such policy or bond or is in default under any insurance policy or bond, no coverage thereunder is being disputed and all material claims thereunder have been filed in a timely fashion. The existing insurance carried by First Chester and First Chester Subsidiaries is and will continue to be, in respect of the nature of the risks insured against and the amount of coverage provided, sufficient for compliance by First Chester and the First Chester Subsidiaries with all requirements of Law and agreements to which First Chester or any of the First Chester Subsidiaries is subject or is party, and is, to First Chester’s Knowledge, substantially similar in kind and amount to that customarily carried by parties similarly situated who own properties and engage in businesses substantially similar to that of First Chester and the First Chester Subsidiaries. True, correct and complete copies of all such policies and bonds, as in effect on the date hereof, have been made available to Tower.

3.18	Compliance with Applicable Laws.

(a) Each of First Chester and any First Chester Subsidiary has complied in all material respects with all Laws applicable to it or to the operation of its business. Neither First Chester nor any First Chester Subsidiary has received any notice of any material alleged or threatened claim, violation, or liability under any such Laws that has not heretofore been cured and for which there is no remaining liability.

(b) Each of First Chester, the First Chester Subsidiaries and employees hold all material permits, licenses, variances, authorizations, exemptions, orders, registrations and approvals of all Governmental Entities (the “Permits”) that are required for the operation of the respective businesses of First Chester and the First Chester Subsidiaries as presently conducted.

(c) Except as set forth in Section 3.18(c) of the First Chester Disclosure Schedules, FNB is “well capitalized” and “well managed” under applicable regulatory definitions, and its examination rating under the Community Reinvestment Act of 1977 is “satisfactory” as of April 4, 2008.

(d) Neither First Chester nor any First Chester Subsidiaries, nor any of their directors, officers or employees, has been the subject of any disciplinary proceedings or orders of any Governmental Entity arising under applicable laws or regulations except as disclosed therein, and no such disciplinary proceeding or order is pending, nor to the Knowledge of First Chester, threatened.

(e) Since January 1, 2008, neither First Chester nor any First Chester Subsidiary, nor to the Knowledge of First Chester any other Person acting on behalf of First Chester or any of the First Chester Subsidiaries that qualifies as a “financial institution” under the U.S. Anti-Money Laundering Laws has knowingly acted, by itself or in conjunction with another, in any act in connection with the concealment of any currency, securities, other proprietary interest that is the result of a felony as defined in the U.S. Anti-Money Laundering Laws (“Unlawful Gains”), nor knowingly accepted, transported, stored, dealt in or brokered any sale, purchase or any transaction of other nature for Unlawful Gains. First Chester and each of its Subsidiaries that qualifies as a “financial institution” under the U.S. Anti-Money Laundering Laws have, during the past three years, implemented such anti-money laundry mechanisms and kept and filed all material reports and other necessary material documents as required by, and otherwise complied with, the U.S. Anti-Money Laundering Laws and the rules and regulations issued thereunder.

3.19	Loans.

(a) All loans owned by First Chester or any First Chester Subsidiary, or in which First Chester or any First Chester Subsidiary has an interest, comply in all material respects with all Laws, including, but not limited to, applicable usury statutes, underwriting and recordkeeping requirements and the Truth in Lending Act, the Equal Credit Opportunity Act, and the Real Estate Settlement Procedures Act, and other applicable consumer protection statutes and the regulations thereunder;

(b) Except as set forth in Section 3.19(b) of the First Chester Disclosure Schedules, all loans owned by First Chester or any First Chester Subsidiary, or in which First Chester or any First Chester Subsidiary has an interest, have been made or acquired by First Chester or the First Chester Subsidiary in accordance with board of director-approved loan policies and all of such loans are collectable, except to the extent reserves have been made against such loans in First Chester’s consolidated financial statements at September 30, 2009, referred to in Section 3.6. Each of First Chester and each First Chester Subsidiary holds mortgages contained in its loan portfolio for its own benefit to the extent of its interest shown therein; such mortgages evidence liens having the priority indicated by the terms of such mortgages, including the associated loan documents, subject, as of the date of recordation or filing of applicable security instruments, only to such exceptions as are discussed in attorneys’ opinions regarding title or in title insurance policies in the mortgage files relating to the loans secured by real property or are not material as to the collectability of such loans; and all loans owned by First Chester and each First Chester Subsidiary are with full recourse to the borrowers (except as set forth at Section 3.19(b) of the First Chester Disclosure Schedules), and each of First Chester and any First Chester Subsidiary has taken no action which would result in a waiver or negation of any rights or remedies available against the borrower or guarantor, if any, on any loan. All applicable remedies against all borrowers and guarantors are enforceable except as may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting creditors’ rights and except as may be limited by the exercise of judicial discretion in applying principles of equity. Except as set forth at Section 3.19(b) of the First Chester Disclosure Schedules, all loans purchased or originated by First Chester or any First Chester Subsidiary and subsequently sold by First Chester or any First Chester Subsidiary have been sold without recourse to First Chester or any First Chester Subsidiary and without any liability under any yield maintenance or similar obligation. True, correct and complete copies of loan delinquency reports as of each of September 30, 2009, and November 30, 2009, prepared by First Chester, which reports include all loans delinquent or otherwise in default, have been made available to Tower. True, correct and complete copies of the currently effective lending policies and practices of First Chester and each First Chester Subsidiary also have been made available to Tower;

(c) Except as set forth at Section 3.19(c) of the First Chester Disclosure Schedules, each outstanding loan participation sold by First Chester or any First Chester Subsidiary was sold with the risk of non-payment of all or any portion of that underlying loan to be shared by each participant (including First Chester or any First Chester Subsidiary) proportionately to the share of such loan represented by such participation without any recourse of such other lender or participant to First Chester or any First Chester Subsidiary for payment or repurchase of the amount of such loan represented by the participation or liability under any yield maintenance or similar obligation. First Chester and any First Chester Subsidiary have properly fulfilled in all material respects its contractual responsibilities and duties in any loan in which it acts as the lead lender or servicer and has complied in all material respects with its duties as required under applicable regulatory requirements;

(d) First Chester and each First Chester Subsidiary have properly perfected or caused to be properly perfected all security interests, liens, or other interests in any collateral securing any loans made by it; and

(e) Section 3.19(e) of the First Chester Disclosure Schedules sets forth a list of all loans or other extensions of credit to all directors, officers and employees, or any other Person covered by Regulation O of the Board of Governors of the Federal Reserve System.

(f) Section 3.19(f) of the First Chester Disclosure Schedules sets forth a listing, as of September 30, 2009, by account, of: (a) all loans (including loan participations) of FNB or any other First Chester Subsidiary that have had their respective terms to maturity accelerated during the past twelve months; (b) all loan commitments or lines of credit of FNB or any other First Chester Subsidiary which have been terminated by FNB or any other First Chester Subsidiary during the past twelve months by reason of a default or adverse developments in the condition of the borrower or other events or circumstances affecting the credit of the borrower; (c) each borrower, customer or other party which has notified FNB or any other First Chester Subsidiary during the past twelve months of, or has asserted against FNB or any other First Chester Subsidiary, in each case in writing, any “lender liability” or similar claim, and each borrower, customer or other party which has given FNB or any other First Chester Subsidiary any oral notification of, or orally asserted to or against FNB or any other First Chester Subsidiary, any such claim; (d) all loans, (i) that are contractually past due 90 days or more in the payment of principal and/or interest, (ii) that are on non-accrual status, (iii) that as of the date of this Agreement are classified as “Other Loans Specially Mentioned”, “Special Mention”, “Substandard”, “Doubtful”, “Loss”, “Classified”, “Criticized”, “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such loan and the identity of the obligor thereunder, (iv) where, during the past three years, the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the agreement under which the loan was originally created due to concerns regarding the borrower’s ability to pay in accordance with such initial terms, or (v) where a specific reserve allocation exists in connection therewith, and (e) all assets classified by FNB or any First Chester Subsidiary as OREO, and all other assets currently held that were acquired through foreclosure or in lieu of foreclosure

(g) Mortgage Business. The representations and warranties in this Section 3.19(g) relate specifically to the Mortgage Business of First Chester and the First Chester Subsidiaries and are in addition to and not in limitation of any other representations in this Article III.

(i) General.

(1) Recourse. None of the Mortgage Loans or Servicing Agreements provides for Recourse to First Chester or any First Chester Subsidiary.

(2) Advances. The Advances are valid and subsisting amounts owing to First Chester or a First Chester Subsidiary, were made in accordance with Applicable Requirements and are carried on the books of First Chester at values determined in accordance with GAAP, and are not subject to setoffs or claims arising from acts or omissions of First Chester or any First Chester Subsidiary. No Investor has claimed any defense, offset or counterclaim for repayment of any Advance that is pending.

(ii) Mortgage Loans. Except as set forth on Section 3.19(g)(ii) of the First Chester Disclosure Schedules:

(1) Investor/Insurer Requirements. Each Mortgage Loan was originated and conforms in all respects to the Applicable Requirements, and each Loan Held for Sale and each Pipeline Loan shall be eligible for sale to, insurance by, or pooling to back securities issued or guaranteed by the applicable Investor or Insurer program under which First Chester or any First Chester Subsidiary originated the Loan Held for Sale and/or Pipeline Loan. Each Loan Held for Sale allocated to a particular Investor in accordance with standard secondary marketing practices of First Chester and the First Chester Subsidiaries is eligible in all respects for sale under an Investment Commitment. Each Loan Held for Sale not allocated to a particular Investor in accordance with standard secondary marketing practices of First Chester and the First Chester Subsidiaries would be otherwise eligible for sale in all respects under an Investment Commitment upon allocation to an Investor. To First

Chester’s Knowledge, there exists no fact or circumstance that would entitle the applicable Insurer or Investor to (A) demand from First Chester or any First Chester Subsidiary or any Affiliate of First Chester or any First Chester Affiliate, either repurchase of any Serviced Loan or Previously Disposed of Loan or indemnification for losses or refuse to purchase a Loan Held for Sale, (B) impose on First Chester, any First Chester Subsidiary or any Affiliate of First Chester or any First Chester Subsidiary, sanctions, penalties or special requirements in respect of any Mortgage Loan or (C) rescind any insurance policy or reduce insurance benefits in respect of any Mortgage Loan which would result in a breach of any obligation of First Chester, any First Chester Subsidiary or any Affiliate of First Chester or any First Chester Subsidiary under any agreement. Each Pipeline Loan complies in all material respects with Applicable Requirements for the stage of processing that it has achieved based on the Investor or Insurer program, if applicable, under which First Chester, any First Chester Subsidiary or any Affiliate of First Chester or any First Chester Subsidiary originated the Pipeline Loan.

(2) Documentation/Enforceability. Each Mortgage Loan is evidenced by a Mortgage Note and is duly secured by a valid first lien or subordinated lien on the related Mortgaged Property, in each case, on such forms and with such terms as comply with all Applicable Requirements. Each Mortgage Note and the related Mortgage is genuine and each is the legal, valid and binding obligation of the maker thereof, enforceable in accordance with its terms, subject to bankruptcy, insolvency and similar laws affecting generally the enforcement of creditors’ rights. No Mortgage Loan is subject to any rights of rescission, set-off, counterclaim or defense, including the defense of usury, nor will the operation of any of the terms of the Mortgage Note or the Mortgage, or the exercise of any right thereunder, render either the Mortgage Note or the Mortgage unenforceable by First Chester or a First Chester Subsidiary, in whole or in part, or subject to any right of rescission, set-off, counterclaim or defense, including the defense of usury, and no such right of rescission, set-off, counterclaim, or defense has been asserted with respect thereto.

(3) Compliance with Law. First Chester and each First Chester Subsidiary, as the case may be, has complied, and each Mortgage Loan complied and comply, in all respects, with respect to origination, sale and servicing of the Mortgage Loans, with the Applicable Requirements, including any and all applicable federal, state, or local law, statute, and ordinance, and any applicable rule, regulation, or order issued thereunder, required to have been complied with as of the Effective Date, including, without limitation, the fair housing, anti-redlining, equal credit opportunity, truth-in-lending, real estate settlement procedures, fair credit reporting, high cost and anti-predatory lending and every other prohibition against unlawful discrimination in residential mortgage lending or governing consumer credit, and also including, without limitation, the Fair Housing Act, Consumer Credit Reporting Act, Equal Credit Opportunity Act of 1975 and Regulation B, Fair Credit Reporting Act, Truth in Lending Act and Regulation Z, the Flood Disaster Protection Act of 1973, Fair Debt Collection Practices Act, Home Mortgage Disclosure Act, the Real Estate Settlement Procedures Act of 1974, and Regulation X, all as amended, and any applicable state consumer credit statute, rule, regulation or law (each, a “First Chester Regulation”). Each originator of a Mortgage Loan was qualified to do business, and had all requisite licenses, permits and approvals, in the states in which the properties associated with the Mortgage Loans are located, as well as the states in which the associated mortgage notes or mortgages will be executed.

(4) Good Title. First Chester or FNB is the sole owner and holder of all right, title and interest in and to each Loan Held for Sale, Portfolio Loan and each Pipeline Loan. On the Effective Date, the Loans Held for Sale, the Portfolio Loans and the Pipeline Loans will be valid and enforceable in accordance with their terms and will effectively vest in Graystone Bank good and marketable title to the Loans Held for Sale, the Portfolio Loans and the Pipeline Loans free and clear of any and all Liens. Neither First Chester, FNB or any other First Chester Subsidiary or other Affiliate of First Chester or any First Chester Subsidiary has previously assigned, transferred or encumbered any of the Loans Held for Sale, the Portfolio Loans or the Pipeline Loans.

(5) Origination and Servicing Practices. The origination and servicing practices used by First Chester, each First Chester Subsidiary or any other Affiliate of First Chester or a First Chester Affiliate or any Originator with respect to each Mortgage Loan have been in all material respects legal, proper, prudent and customary in the mortgage lending business and in accordance with Applicable Requirements. Except for customary industry standards for indemnification and repurchase remedies in connection with agreements for the sale or servicing of mortgage loans, none of First Chester, the First Chester Subsidiaries or other Affiliate of First Chester or a First Chester Subsidiary is now or has been subject to any material fine, suspension, settlement or other agreement or administrative agreement or sanction by, or an obligation to indemnify, an Agency, an Insurer or an Investor, relating to the origination, sale or servicing of mortgage loans.

(6) Loan-to-Value Ratio; Appraisals. First Chester relies on third-party appraisers to provide opinions and value upon which First Chester determines the loan-to-value ratio of Loans Held for Sale and Committed Pipeline Loans. To First Chester’s Knowledge, at the time of origination, the loan-to-value ratio of each Loan Held for Sale and each committed Pipeline Loan did not exceed the maximum amount permitted by the applicable Investor or Insurer for such Loan Held for Sale or Pipeline Loan. The appraisal prepared in connection with property associated with each Loan Held for Sale and each Pipeline Loan was prepared by a qualified appraiser with, to the Knowledge of First Chester, no direct or indirect interest in the property, and both the appraisal and appraiser satisfied all Applicable Requirements.

(7) Fraud. To First Chester’s Knowledge, there has been no fraudulent action on the part of any Originator or parties acting on behalf of the Originator in connection with the Origination of any Mortgage Loan or Pipeline Loan or the application of insurance proceeds with respect to a Mortgage Loan or the Mortgaged Property for which First Chester, any First Chester Subsidiary or any other Affiliate of First Chester or a First Chester Affiliate is responsible to the applicable Investor or Insurer or otherwise bears the risk of loss.

(8) High Cost Loans. No Mortgage Loan is a “High Cost Loan” or “Covered Loan”, as applicable, under either the Home Ownership Equity Protection Act or a similar state or local anti-predatory lending law, statute, regulation or ordinance, including, without limitation, as such terms are defined in the then current Standard & Poor’s LEVELS® a Glossary of Terms which is now Version 5.7 Revised, Appendix E.

(iii) Mortgage Banking Qualification. FNB and each other First Chester Subsidiary (a) to the extent required for the conduct of the Mortgage Business, is approved (i) by HUD as an approved non-supervised mortgagee for FHA Loans, (ii) by VA as an approved lender for VA Loans, and (iii) by FNMA and FHLMC as an approved seller/servicer of first lien residential mortgages; (b) has all other material certifications, authorization, licenses, permits and other approvals, including without limitation those required by State Agencies, that are necessary to conduct the Mortgage Business (or, where legally permissible, any waiver of or exemption from any of the foregoing by such Agency or State Agency); and (c) is in good standing under all applicable federal, state and local laws and regulations thereunder as a lender. Neither First Chester nor FNB nor any other First Chester Subsidiary has received any notice or information from any Governmental Authorities that it intends to terminate or restrict First Chester’s, FNB’s or any other First Chester Subsidiary, or First Chester, FNB or any other First Chester Subsidiary employee’s status as an approved participant in its Mortgage Business for which First Chester, FNB or any First Chester Subsidiary is registered, approved or authorized.

(iv) Repurchase/Indemnification. Section 3.19(g)(iv) of the First Chester Disclosure Schedules contains a true and correct list of each written audit, investigation report or complaint in respect of First Chester, FNB or any other First Chester Subsidiary by any Agency, Investor or Insurer received by First Chester, FNB or such other First Chester Subsidiary since December 31, 2007, which asserted a material failure to comply with Applicable Requirements affecting the Mortgage Business or resulted in (a) a Repurchase by First Chester, FNB or any other First Chester Subsidiary of mortgage loans and/or Real Estate Owned’s acquired as a result of a default under a mortgage loan from such Agency, Investor or Insurer, (b) indemnification by First Chester, FNB or any other First Chester Subsidiary in connection with mortgage loans, or (c) rescission of an insurance or guaranty contract or agreement applicable to mortgage loans. For purposes of this Section 3.19(g)(iv), the term “Repurchase” means any Loan bought back from the Investor by First Chester, FNB, any other First Chester Subsidiary or any other Affiliate of First Chester due to an early payment default and/or an asserted material failure to comply with representations, warranties or covenants made by First Chester, FNB or any other First Chester Subsidiary or Affiliates to the Investor under a seller/servicer agreement with the Investor. For purposes of this Section 3.19(g)(iv), Indemnification means payment of a claim for payment of costs, claims and expenses required under a written agreement between First Chester, FNB or any other First Chester Subsidiary or Affiliate and an Investor for the sale of Mortgage Loans that provides for indemnification by First Chester, FNB or any other First Chester Subsidiary or Affiliate of the Investor for costs, claims and expenses arising out of a material failure by First Chester, FNB or any other First Chester Subsidiary or Affiliate to comply with the representations, warranties and covenants in such written agreement with the Investor.

(v) Servicing. Each Servicing Agreement is valid and binding on First Chester or FNB, as applicable, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and similar laws affecting generally the enforcement of creditors’ rights, and is in full force and effect without notice by the applicable Investor of termination thereof. First Chester or FNB and, to First Chester’s Knowledge, each other party thereto has duly performed all obligations required to be performed by it to date under each Servicing Agreement. No event or condition exists that constitutes, or after notice or lapse of time or both, will constitute, a breach, violation, or default on the part of First Chester or FNB, or, to First Chester’s Knowledge, any other party thereto under any such Servicing Agreement. There are no material disputes pending or, to First Chester’s Knowledge, threatened with respect to any Servicing Agreement. The Servicing of the Mortgage Loans complies in all respects with all Applicable Requirements.

All Custodial Accounts required to be maintained by First Chester, FNB or any other First Chester Subsidiary have been established and continuously maintained in accordance with Applicable Requirements. All Mortgage Loan Documents required to be obtained and maintained by First Chester, FNB or any other First Chester Subsidiary or Affiliate have been obtained and continuously maintained in accordance with Applicable Requirements.

(vi) Joint Ventures.

(A) Section 3.19(g)(vi)(A) of the First Chester Disclosure Schedules contains a true and correct list of each joint venture in which First Chester, FNB or any other First Chester Subsidiary or Affiliate of First Chester currently holds, or has held an interest, together with a brief description of the joint venture’s activities, the place of organization, the type and amount of interest held by First Chester, FNB or any other First Chester Subsidiary or Affiliate of First Chester, the respective capital account balances as of September 30, 2009 for each owner thereof, and whether the joint venture is in good standing and actively operating or whether it has been dissolved (collectively, the “Joint Ventures”).

(B) Compliance with Law; Litigation. Except as set forth on Section 3.19(g)(vi)(B) of the First Chester Disclosure Schedules, the activities and operations of each of the Joint Ventures have been conducted in compliance with all applicable federal, state and local laws and regulations. Except as set forth on Section 3.19(g)(vi)(B) of the First Chester Disclosure Schedules, none of the Joint Ventures is party to any litigation, and, to First Chester’s Knowledge, no litigation involving any of the Joint Ventures has been threatened. No dispute, disagreement or controversy exists among any of the interest holders in any of the Joint Ventures regarding operations, profit/loss distributions and/or capital accounts. First Chester has delivered true and correct copies of the organizational documents of each of the Joint Ventures and all material agreements relating thereto to Tower, and no default exists with respect to such documents and agreements or would exist but for the passage of time.

3.20	Affiliates.

Each director, executive officer and other Person who is an “affiliate” (within the meaning of Rule 145 under the Securities Act of 1933, as amended (the “Securities Act”)) of First Chester is listed at Section 3.20 of the First Chester Disclosure Schedules.

3.21	Fairness Opinion.

First Chester has received an opinion from Sandler O’Neill & Partners, L.P. to the effect that, in its opinion, the consideration to be paid to the shareholders of First Chester hereunder is fair to such shareholders from a financial point of view (the “Fairness Opinion”), and Sandler O’Neill & Partners, L.P. has consented to the inclusion of the Fairness Opinion in the Proxy Materials.

3.22	First Chester Information Supplied.

The information relating to First Chester and its Subsidiaries to be provided by First Chester for inclusion in the Proxy Materials does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements herein or therein, in light of the circumstances in which they are made, not misleading. The Proxy Materials (except for the portions thereof relating solely to Tower or any of its Subsidiaries, as to which First Chester makes no representation or warranty) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

3.23	Labor and Employment Matters.

Except as set forth in Section 3.23 of the First Chester Disclosure Schedules, (a) there are no labor or collective bargaining agreements to which First Chester or any First Chester Subsidiary is a party, (b) there is no labor organization or union that is certified or recognized as the collective bargaining representative for any employees of First Chester or any First Chester Subsidiary, (c) no unfair labor practice charges or representation petitions have been filed with the National Labor Relations Board against, or with respect to, employees of First Chester or any First Chester Subsidiary, and neither First Chester nor any First Chester Subsidiary has received any notice or communication reflecting an intention or a threat to file any such complaint or petition, (d) there are not, and in the preceding twelve (12) months have not been, any strikes or concerted refusals to work or any threats thereof by any employee of First Chester or any First Chester Subsidiary, and (e) no claim has been asserted with respect to First Chester or any First Chester Subsidiary asserting a violation of present law or regulation relating to employee relations that, if adversely determined, would reasonably be expected to have a Material Adverse Effect.

3.24	Intellectual Property.

Section 3.24 of the First Chester Disclosure Schedules lists all (i) material trademarks and tradenames owned by First Chester and any First Chester Subsidiary, indicating for each whether or not it is registered or is the subject of a pending application with the U.S. Patent and Trademark Office, (ii) software owned or licensed by First Chester any First Chester Subsidiary that is material to the operation of the business of First Chester or any First Chester Subsidiary, (iii) patents and patent applications owned or filed by or on behalf of First Chester or any First Chester Subsidiary, and (iv) material licenses and other agreements relating to the foregoing (whether as licensor or licensee) (the “Scheduled IP”). Except as set forth at Section 3.24 of the First Chester Disclosure Schedules, to First Chester’s Knowledge, no claims are currently being asserted by any Person challenging or questioning First Chester’s or any First Chester Subsidiary’s right to use any Scheduled IP or challenging or questioning the validity or effectiveness of any Scheduled IP.

3.25	Internal Controls.

None of First Chester’s or the First Chester Subsidiaries’ records, systems, controls, data or information are recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of it or its Subsidiaries or accountants except as would not, individually or in the aggregate, reasonably be expected to result in a materially adverse effect on the system of internal accounting controls described in the next sentence. Except as set forth in Section 3.25 of the First Chester Disclosure Schedules, First Chester and its Subsidiaries

have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

3.26	Antitakeover Provisions Inapplicable; Required Vote.

The Board of Directors of First Chester has taken all action required to be taken by it in order to exempt the Merger, this Agreement and the transactions contemplated hereby from, and the Merger, this Agreement and the transactions contemplated hereby are exempt from, the requirements of Chapter 25 of the PBCL. The affirmative vote of a majority of the issued and outstanding shares of First Chester Common Stock is required to approve this Agreement and the Merger under First Chester’s Articles of Incorporation and Bylaws and the PBCL.

3.27	Brokered Deposits.

As of the date of this Agreement, neither First Chester nor any First Chester Subsidiary has accepted, renewed or rolled over any “brokered deposits” as defined in 12 CFR Section 337.6(a)(2) in violation of any rules or regulations applicable to the acceptance, renewal or rolling over of such brokered deposits, including, without limitation, 12 CFR Section 337.6.

3.28	Registration Obligations.

Neither First Chester nor any First Chester Subsidiary is under any obligation, contingent or otherwise, which will survive the Effective Time by reason of any agreement to register any transaction involving any of its securities under the Securities Act.

3.29	Related Party Transactions.

Except as described in First Chester’s proxy statement distributed in connection with the annual meeting of shareholders held in May 2009 (which has previously been provided to Tower), or as set forth in Section 3.29 of the First Chester Disclosure Schedules, neither First Chester nor any First Chester Subsidiary is a party to any transaction (including any loan or other credit accommodation) with any Affiliate of First Chester or any First Chester Subsidiary or other Affiliate. All such transactions (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other Persons, and (c) did not involve substantially more than the normal risk of collectability or present other unfavorable features (as such terms are used under Item 404 of SEC Regulation S-K promulgated under the Securities Act and the Exchange Act). No loan or credit accommodation to any Affiliate of First Chester or any First Chester Subsidiary is presently in default or, during the three year period prior to the date of this Agreement, has been in default or has been restructured, modified or extended. To the Knowledge of First Chester, neither First Chester nor any First Chester Subsidiary has been notified that principal and interest with respect to any such loan or other credit accommodation will not be paid when due or that the loan grade classification accorded such loan or credit accommodation by First Chester is inappropriate.

3.30	Risk Management Instruments.

All material interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for First Chester’s own account, or for the account of one or more of First Chester’s Subsidiaries or their customers (all of which are set forth in Section 3.30 of the First Chester Disclosure Schedules), were in all material respects entered into in compliance with all applicable laws, rules, regulations and regulatory policies, and to the Knowledge of First Chester, with counterparties believed to be financially responsible at the time; and to First Chester’s Knowledge each of them constitutes the valid and legally binding obligation of First Chester or a First Chester Subsidiary, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles), and is in full force and effect. Neither First Chester nor any First Chester Subsidiary, nor to the Knowledge of First Chester any other party thereto, is in breach of any of its obligations under any such agreement or arrangement in any material respect.

3.31	Trust Accounts.

First Chester and each First Chester Subsidiary has properly administered all accounts for which it acts as a fiduciary, including but not limited to accounts for which it serves as trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable laws and regulations. Neither First Chester nor any First Chester Subsidiary, and to the Knowledge of First Chester, nor has any of their respective directors, officers or employees, committed any breach of trust with respect to any such fiduciary account and the records for each such fiduciary account.

3.32	Listing of First Chester Common Stock

The issued and outstanding shares of First Chester Common Stock are listed on the Nasdaq Capital Market.

3.33	Investment Securities and Commodities.

First Chester and the First Chester Subsidiaries have good title to all securities and commodities owned by them (except those sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any liens and encumbrances, except to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of First Chester or a First Chester Subsidiary. Such securities and commodities are valued on the books of First Chester in accordance with GAAP.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF TOWER

Tower hereby makes the following representations and warranties to First Chester as set forth in this Article IV, each of which is being relied upon by First Chester as a material inducement to enter into and perform this Agreement. The exceptions disclosed in writing in the disclosure schedules of Tower delivered herewith are referred to herein as the “Tower Disclosure Schedules.”

4.1	Corporate Organization.

(a) Tower is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania. Tower has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties or assets owned or leased by it makes such licensing or qualification necessary. Tower is duly registered as a bank holding company with the FRB. The articles of incorporation and bylaws of Tower, copies of which have previously been made available to First Chester, are true, correct and complete copies of such documents as in effect as of the date of this Agreement.

(b) Graystone Bank is a Pennsylvania state-chartered bank. Graystone Bank has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties or assets owned or leased by it makes such licensing or qualification necessary. The articles of incorporation and bylaws of Graystone Bank, copies of which have previously been made available to First Chester, are true, correct and complete copies of such documents as in effect as of the date of this Agreement.

4.2	Capitalization.

(a) The authorized capital stock of Tower consists of 50 million shares of Tower Common Stock, of which 7,121,217 shares were issued and outstanding (net of 103,358 shares held in the treasury) at November 30, 2009 and 500,000 shares of preferred stock, without par value (“Tower Preferred Stock”), none of which were outstanding at November 30, 2009. At such date, there were options outstanding to purchase 212,903 shares of Tower Common Stock. All of the issued and outstanding shares of Tower Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof, and upon issuance in accordance with the terms hereof, the Merger Consideration will be duly authorized and validly issued, and fully paid, nonassessable and free of preemptive rights. As of the date of this Agreement, except as set forth above and except under the Tower Stock Plans, Tower does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of Tower Common Stock or Tower Preferred Stock or any other equity security of Tower or any securities representing the right to purchase or otherwise receive shares of Tower Common Stock or Tower Preferred Stock.

(b) All of the outstanding shares of Graystone Bank Common Stock are owned by Tower free and clear of all liens, charges, encumbrances and security interests whatsoever, and all of such shares are duly authorized and validly issued and fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to ownership thereof.

4.3	Authority; No Violation.

(a) Tower has full corporate power and authority to execute and deliver this Agreement and, subject to receipt of the required regulatory approvals specified herein, to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement, and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of Tower. The Board of Directors of Tower has directed that this Agreement and the transactions contemplated hereby be submitted to Tower’s shareholders for approval at the Tower Special Meeting and, except for the adoption of this Agreement by the requisite vote of the outstanding shares of Tower Common Stock, no other corporate proceedings on the part of Tower (except for matters related to setting the date, time, place and record date for the Tower Special Meeting) are necessary to approve this Agreement or to consummate the transactions contemplated hereby or thereby. This Agreement has been duly and validly executed and delivered by Tower and (assuming due authorization, execution and delivery by First Chester) and constitutes the valid and binding obligation of Tower, enforceable against Tower in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar law affecting creditors’ rights and remedies generally.

(b) Neither the execution and delivery of this Agreement by Tower nor the consummation by Tower of the transactions contemplated hereby, nor compliance by Tower with any of the terms or provisions hereof, will (i) violate any provision of the articles of incorporation or bylaws of Tower, or (ii) assuming that the consents and approvals referred to in Section 4.4 are duly obtained, (x) violate any Laws applicable to Tower or any of its properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon any of the respective properties or assets of Tower or Graystone Bank under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Tower or Graystone Bank is a party, or by which they or any of their respective properties or assets may be bound or affected.

4.4	Consents.

(a) Except for (i) the filing of applications, notices or waiver requests, as applicable, with the Bank Regulators and approval of such applications and notices, (ii) the filing of the Proxy Materials with the SEC, (iii) the approval of this Agreement by the requisite vote of the shareholders of First Chester and Tower, (iv) the filing of the Articles of Merger with the Pennsylvania Department of State pursuant to the PBCL, (v) the registration under the Securities Act of the shares of Tower Common Stock to be issued in the Merger and the approval of the listing of the shares of Tower Common Stock to be issued in the Merger on the Nasdaq Global Market, and (vi) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal, foreign and state securities (or related) laws and, if applicable, the securities or antitrust laws of any foreign country, no consents or approvals of or filings or registrations with any Governmental Entity or, to Tower’s Knowledge, any third party are necessary to be obtained by Tower in connection with (1) the execution and delivery by Tower of this Agreement, and (2) the consummation by Tower of the Merger and the other transactions contemplated hereby, except for such consents, approvals or filings the failure of which to obtain will not have a Material Adverse Effect on Tower and the consents on Section 3.13(b) of the First Chester Disclosure Schedules.

(b) Tower has no Knowledge of any reason why approval or effectiveness of any of the consents, approvals, authorizations, applications, notices or filings referred to in Section 4.4(a) cannot be obtained or granted on a timely basis, except as described in Section 4.4(b) of the Tower Disclosure Schedules.

4.5	Reports.

Since January 1, 2007, Tower and each of its Subsidiaries have timely filed all regulatory reports, schedules, forms, registrations and other documents, together with any amendments required to be made with respect thereto (the “Tower Documents”), that they were required to file with any Regulatory Agency, and have timely paid all fees and assessments due and payable in connection therewith. There is no material unresolved violation or exception by any of such Governmental Entities with respect to any report or statement relating to any examinations of Tower or any of its Subsidiaries. Tower has made available to First Chester the Tower Documents and to Tower’s Knowledge the Tower Documents have been prepared in all material respects in accordance with applicable regulatory accounting principles and practices throughout the periods covered by such statements.

4.6	Agreements with Governmental Entities.

Except for the Order of the FDIC dated November 3, 2005 approving Graystone Bank’s application for Federal Deposit Insurance, neither Tower nor any of its affiliates is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or has adopted any board resolutions at the request of any Governmental Entity that restricts the conduct of its business or that in any manner relates to its capital adequacy, its credit policies, its management or its business, nor has Tower or any of its affiliates been advised by any Governmental Entity that it is considering issuing or requesting any Regulatory Agreement.

4.7	Legal Proceedings.

(a) Neither Tower nor any of its Subsidiaries is a party to any, and there are no pending or, to Tower’s Knowledge, threatened, legal, administrative, arbitration or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Tower or any of its Subsidiaries which challenge the validity or propriety of the transactions contemplated by this Agreement.

(b) There is no injunction, order, judgment, decree or regulatory restriction imposed upon Tower, any of its Subsidiaries or the assets of Tower or any of its Subsidiaries or the assets of Tower or any of its Subsidiaries which challenge the validity or propriety of the transactions contemplated by this Agreement.

4.8	Tower Information Supplied.

The information relating to Tower and its Subsidiaries to be provided by Tower for inclusion in the Proxy Materials will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.

4.9	Tax Matters.

Except as provided in this Agreement, neither Tower nor any of its Subsidiaries or Affiliated Persons has taken or agreed to take any action, has failed to take any action or knows of any fact, agreement, plan or other circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.10	Financial Statements, SEC Filings, Books and Records.

Tower has previously delivered to First Chester true, correct and complete copies of the consolidated statements of condition of Tower and its Subsidiaries as of December 31 for the fiscal years 2007 and 2008 and the related consolidated statements of income, shareholders’ equity and cash flows for the fiscal years 2006 through 2008, inclusive, as included in Tower’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the SEC under the Exchange Act, in each case accompanied by the audit report of Smith Elliott Kearns & Company, LLC, an independent registered public accountants with respect to Tower, the consolidated financial statements of Graystone Financial Corp. as of December 31, 2007 and 2008, accompanied by the audit report of Beard Miller Company LLP, an independent registered public accounting firm with respect to Tower and Graystone Financial Corp. filed with the SEC on June 1, 2009 in connection with a Form 8-K/A of Tower, and the interim financial statements of Tower as of and for the nine months ended September 30, 2009 and 2008, as included in the Tower quarterly report on Form 10-Q for the period ended September 30, 2009 as filed with the SEC. The financial statements referred to in this Section 4.9 (including the related notes, where applicable) fairly present the results of the consolidated operations and consolidated financial condition of Tower and its Subsidiaries or Graystone Financial Corp and its subsidiaries, as applicable, for the respective fiscal periods or as of the respective dates therein set forth; each of such statements (including the related notes, where applicable) comply with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and each of such statements (including the related notes, where applicable) has been prepared in accordance with GAAP, except in each case as indicated in such statements or in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q. Tower’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 and all reports filed with the SEC since September 30, 2009 comply in all material respects with the appropriate accounting requirements for such reports under rules and regulations of the SEC with respect thereto, and Tower has previously delivered or made available to First Chester true, correct and complete copies of such reports. The books and records of Tower have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements.

4.11	Absence of Certain Changes or Events.

(a) Except as set forth in Tower’s quarterly report on Form 10-Q for the period ended September 30, 2009 or in any other filing made by Tower with the SEC since September 30, 2009, since September 30, 2009, (i) neither Tower nor any of its Subsidiaries has incurred any material liability, except as contemplated by this Agreement or in the ordinary course of their business consistent with their past practices and (ii) no event has occurred which has had, or is likely to have, individually or in the aggregate, a Material Adverse Effect on Tower.

(b) Since September 30, 2009, Tower and its Subsidiaries have carried on their respective businesses in the ordinary and usual course consistent with their past practices.

4.12	Compliance with Applicable Laws.

(a) Each of Tower and any Tower Subsidiary has complied in all material respects with all Laws applicable to it or to the operation of its business. Neither Tower nor any Tower Subsidiary has received any notice of any material alleged or threatened claim, violation, or liability under any such Laws that has not heretofore been cured and for which there is no remaining liability.

(b) Each of Tower, its Subsidiaries and employees hold all Permits that are required for the operation of the respective businesses of Tower and its Subsidiaries as presently conducted.

(c) Graystone Bank is “well capitalized” and “well managed” under applicable regulatory definitions, and its examination rating under the Community Reinvestment Act of 1977 is “satisfactory” as of February 5, 2008.

(d) Neither Tower nor any of its Subsidiaries, nor any of their directors, officers or employees has been the subject of any disciplinary proceedings or orders of any Governmental Entity arising under applicable laws or regulations except as disclosed therein, and no such disciplinary proceeding or order is pending, nor to the Knowledge of Tower, threatened.

(e) Since January 1, 2008, neither Tower nor any of its Subsidiaries, nor to the Knowledge of Tower any other Person acting on behalf of Tower or any of its Subsidiaries that qualifies as a “financial institution” under the U.S. Anti-Money Laundering Laws has knowingly acted, by itself or in conjunction with another, in any act in connection with the concealment of Unlawful Gains, nor knowingly accepted, transported, stored, dealt in or brokered any sale, purchase or any transaction of other nature for Unlawful Gains. Tower and each of its Subsidiaries that qualifies as a “financial institution” under the U.S. Anti-Money Laundering Laws have, during the past three years, implemented such anti-money laundry mechanisms and kept and filed all material reports and other necessary material documents as required by, and otherwise complied with, the U.S. Anti-Money Laundering Laws and the rules and regulations issued thereunder.

4.13	Broker’s, Finder’s and Financial Adviser’s Fees.

Neither Tower nor any Tower Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial adviser or incurred any liability for any broker’s, finder’s or financial adviser’s fees or commissions in connection with any of the transactions contemplated by this Agreement, except that Tower has engaged, and will pay a fee or commission to, Keefe, Bruyette & Woods, Inc.

4.14	Employee Benefit Plans.

(a) Section 4.13(a) of the Tower Disclosure Schedules includes a list of all existing bonus, incentive, deferred compensation, pension, retirement, profit-sharing, employee stock ownership, restricted stock, stock option, stock appreciation, phantom stock, severance, welfare benefit, and fringe benefit plans and all other benefit practices, policies and arrangements maintained by Tower or any Tower Subsidiary and in which employees in general may participate (the “Tower Compensation and Benefit Plans”).

(b) To the Knowledge of Tower, each Tower Compensation and Benefit Plan has been operated and administered in all material respects in accordance with its terms and with applicable law, including, but not limited to, ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act, COBRA, HIPAA, and any regulations or rules promulgated thereunder, and all material filings, disclosures and notices required by ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act, COBRA, and HIPAA and any other applicable law have been timely made or any interest, fines, penalties or other impositions for late filings have been paid in full. Each Tower Compensation and Benefit Plan which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS, and Tower is not aware of any circumstances which are reasonably likely to result in revocation of any such favorable determination letter. There is no material pending or, to the Knowledge of Tower, threatened action, suit or claim relating to any of the Tower Compensation and Benefit Plans (other than routine claims for benefits). Neither Tower nor any Tower Subsidiary has engaged in a transaction, or omitted to take any action, with respect to any Tower Compensation and Benefit Plan that would reasonably be expected to subject Tower or any Tower Subsidiary to a material unpaid tax or penalty imposed by either Section 4975 of the Code or Section 502 of ERISA.

(c) No liability to any Governmental Entity, other than PBGC premiums arising in the ordinary course of business, has been or is expected by Tower or any Tower Subsidiary with respect to any Tower Compensation and Benefit Plan which is subject to Title IV of ERISA (“Tower Pension Plan”) currently or formerly maintained by Tower or any entity which is considered one employer with Tower under Section 4001(b)(1) of ERISA or Section 414 of the Code (an “Tower ERISA Affiliate”). No Tower Defined Benefit Plan had an “accumulated funding deficiency” (as defined in Section 431 of the Code), whether or not waived, as of the last day of the end of the most recent plan year ending prior to the date hereof. The fair market value of the assets of each Tower Defined Benefit Plan exceeds the present value of the benefits guaranteed under Section 4022 of ERISA under such Tower Defined Benefit Plan as of the end of the most recent plan year with respect to the respective Tower Defined Benefit Plan ending prior to the date hereof, calculated on the basis of the actuarial assumptions used in the most recent actuarial valuation for such Tower Defined Benefit Plan as of the date hereof; and no notice of a “reportable event” (as defined in Section 4043 of ERISA) for which the 30-day reporting requirement has not been waived has been required to be filed for any Tower Defined Benefit Plan within the 12-month period ending on the date hereof. Neither Tower nor any of its Subsidiaries has provided, or is required to provide, security to any Tower Defined Benefit Plan or has taken any action, or omitted to take any action, that has resulted, or would reasonably be expected to result in the imposition of a lien under Section 412(n) of the Code or pursuant to ERISA. Neither Tower nor any Tower Subsidiary nor any Tower ERISA Affiliate has contributed to any “multiemployer plan,” as defined in Section 3(37) of ERISA, on or after January 1, 1998.

(d) All material contributions required to be made under the terms of any Tower Compensation and Benefit Plan have been timely made, and all anticipated contributions and funding obligations are accrued on Tower’s consolidated financial statements to the extent required by GAAP. Tower and its Subsidiaries have expensed and accrued as a liability the present value of future benefits under each applicable Tower Compensation and Benefit Plan for financial reporting purposes as required by GAAP.

4.15.	Tower Common Stock

The shares of Tower Common Stock to be issued pursuant to this Agreement, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and non-assessable and subject to no preemptive rights.

4.16.	Tower Information Supplied

The information relating to Tower and any Tower Subsidiary to be contained in the Registration Statement, or in any other document filed with any Bank Regulator or other Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Registration Statement will comply with the provisions of the Exchange Act and the rules and regulations thereunder and the provisions of the Securities Act and the rules and regulations thereunder, except that no representation or warranty is made by Tower with respect to statements made or incorporated by reference therein based on information supplied by First Chester specifically for inclusion or incorporation by reference in the Registration Statement.

4.17.	PBCL Sections 2538 and 2553

Other than by reason of this Agreement or the transactions contemplated hereby, Tower is not an “interested shareholder” (as defined in Sections 2538 or 2553 of the PBCL) of First Chester.

4.18	Listing of Tower Common Stock

The issued and outstanding shares of Tower Common Stock are listed on the Nasdaq Global Market.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1	Covenants of First Chester.

During the period from the date of this Agreement and continuing until the Effective Time, except as expressly contemplated or permitted by this Agreement or with the prior written consent of Tower, First Chester and each First Chester Subsidiary shall carry on their respective businesses in the ordinary course consistent with past practices and consistent with prudent banking practices. First Chester will use its reasonable best efforts to (x) preserve its business organization and that of each First Chester Subsidiary intact, (y) keep available to itself and Tower the present services of the employees of First Chester and each First Chester Subsidiary and (z) preserve for itself and Tower the goodwill of the customers of First Chester and each First Chester Subsidiary and others with whom business relationships exist. Without limiting the generality of the foregoing, and except as set forth in Section 5.1 of the First Chester Disclosure Schedules or as otherwise expressly provided in this Agreement or consented to by Tower in writing, First Chester shall not, and shall not permit any First Chester Subsidiary to:

(a) declare or pay any dividends on, or make other distributions in respect of, any of its capital stock (except for (i) the payment of regular quarterly cash dividends by First Chester not to exceed $0.02 per share on the First Chester Common Stock with declaration, record and payment dates corresponding to the quarterly dividends paid by First Chester during its fiscal year ended December 31, 2009 and (ii) the payment of dividends and other distributions under the capital securities issued by First Chester Statutory Trusts I, II, III and IV (the “Trusts”), the debenture issued by First Chester to the Trusts, and the guarantee issued by First Chester to the holder of the capital securities of the Trusts); provided, however, that under no circumstances shall First Chester declare, set aside or pay any dividends if it would result in the holders of First Chester Common Stock receiving more than one cash dividend payment per quarter in fiscal 2010;

(b) (i) split, combine or reclassify any shares of its capital stock or issue, authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock except upon the exercise or fulfillment of rights or options issued or existing pursuant to the First Chester Stock Plan in accordance with their present terms, all to the extent outstanding and in existence on the date of this Agreement or (ii) repurchase, redeem or otherwise acquire, any shares of the capital stock of First Chester or any First Chester Subsidiary, or any securities convertible into or exercisable for any shares of the capital stock of First Chester or any First Chester Subsidiary;

(c) issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such shares, or enter into any agreement with respect to any of the foregoing, other than the issuance of First Chester Common Stock pursuant to stock options to acquire First Chester Common Stock granted pursuant to the First Chester Stock Plan and outstanding prior to the date of this Agreement, in each case in accordance with their present terms;

(d) amend its articles of incorporation or bylaws, except as may be required by law;

(e) make capital expenditures aggregating in excess of $150,000.00;

(f) enter into any new line of business;

(g) acquire or agree to acquire, by merging or consolidating with, or by purchasing an equity interest in or the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire any assets, except as set forth on Section 5.1(g) of the First Chester Disclosure Schedules, and other than in connection with foreclosures, settlements in lieu of foreclosure or troubled loan or debt restructurings, or in the ordinary course of business consistent with prudent banking practices;

(h) take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue or in any of the conditions to the Merger set forth in Article VII not being satisfied, or in a violation of any provision of this Agreement, except, in every case, as may be required by applicable Law;

(i) change its methods of accounting in effect at December 31, 2008, except as required by changes in GAAP or regulatory accounting principles;

(j) (i) except as required by applicable Law or this Agreement or to maintain qualification pursuant to the Code, adopt, amend, renew or terminate any Plan or any agreement, arrangement, plan or policy between First Chester and any First Chester Subsidiary and one or more of its current or former directors or officers, (ii) increase in any manner the compensation of any director, executive officer or other employee who is a party to a contract relating to employment or severance referenced in Section 3.13, or pay any benefit not required by any plan or agreement as in effect as of the date hereof (including, without limitation, the granting of stock options, stock appreciation rights, restricted stock, restricted stock units or performance units or shares), (iii) except as set forth in Section 5.1(j)(iii) of the First Chester Disclosure Schedules, enter into, modify or renew any contract, agreement, commitment or arrangement providing for the payment to any director, executive officer or employee who is a party to a contract relating to employment or severance referenced in Section 3.13 of compensation or benefits, (iv) enter into, modify or renew any contract, agreement, commitment or arrangement providing for the payment to any employee who is not a director or executive officer or who is not a party to a contract relating to employment or severance referenced in Section 3.13 of compensation or benefits, other than normal annual cash increases in pay, consistent with past practice and not exceeding 3.0% of the aggregate compensation paid to non-executive, non-commissioned employees, (v) hire any new employee at an annual compensation in excess of $100,000, except for the specific positions to be filled as listed in Section 5.1(j)(v) of the First Chester Disclosure Schedules; or (vi) promote to a rank of senior vice president or more senior any employee; provided further, that any bonus or incentive plan adopted, continued or implemented for services performed on or after January 1, 2010 shall be in such form and with such terms as mutually agreed to by Tower and First Chester or a First Chester Subsidiary (provided that all such plans in place for 2009 shall operate in accordance with their current terms for the performance period ending December 31, 2009);

(k) except for short-term borrowings with a maturity of one year or less or borrowings under First Chester’s existing lines of credit, in each case in the ordinary course of business consistent with past practices, incur any indebtedness for borrowed money (other than deposit liabilities), assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, except for accepting, negotiating and paying checks and payment orders in the ordinary course of its banking business and rollovers of existing Federal Home Loan Bank advances for a term not to exceed five years;

(l) except as set forth on Schedule 5.1(l) of the First Chester Disclosure Schedules, sell, purchase, enter into a lease exceeding a term of 18 months, relocate, open or close any banking or other office, or file an application pertaining to such action with any Governmental Entity;

(m) make any equity investment or commitment to make such an investment in real estate or in any real estate development project, other than in connection with foreclosure, settlements in lieu of foreclosure, or troubled loan or debt restructuring, in the ordinary course of business consistent with past banking practices;

(n) make any new loans to, modify the terms of any existing loan to, or engage in any other transactions (other than routine banking transactions) with, any Affiliated Person of First Chester or any First Chester Subsidiary;

(o) incur deposit liabilities, other than in the ordinary course of business consistent with past practices, including deposit pricing policies, and which would not change the risk profile of First Chester based on its existing deposit and lending policies;

(p) (i) purchase any loans, (ii) sell, purchase or lease any real property, except for the sale of real estate that is the subject of a casualty loss or condemnation, or (iii) sell or dispose of any loans outside the normal course of mortgage banking activities or non-residential OREO without the prior written consent of Tower;

(q) except for residential mortgage loans made by the AHB division, commitments issued prior to the date of this Agreement which have not yet expired and which have been disclosed in Section 5.1(q) of the First Chester Disclosure Schedules, and the renewal of existing lines of credit, make any new loan or other credit facility commitment (including, without limitation, lines of credit and letters of credit) in an amount in excess of $750,000 for a commercial real estate loan or $500,000 for a commercial business loan, or any residential loan, except construction to permanent secondary market loans, whose interest rate, terms, appraisals and underwriting do not make the loan immediately available for sale in the secondary market; in addition, the prior approval of Tower is required with respect to the following: (i) any new loan or credit facility commitment in the amount of $150,000 or greater to any borrower or group of affiliated borrowers whose credit exposure with First Chester and the First Chester Subsidiaries, in the aggregate, exceeds $2 million prior thereto or as a result thereof; (ii) any unsecured consumer loans; (iii) any new loan or credit facility commitment in excess of $100,000 to any Person residing, or any property located, outside of the Commonwealth of Pennsylvania; (iv) any overdraft exceeding credit facility limits to commercial clients in excess of $20,000; (v) any new commercial or residential site development construction loans; (vi) any advances on existing construction loans other than pursuant to the terms thereof, including any inspections required thereby to be conducted prior to disbursement of any such advances; and (vii) any new credit or loan to an existing relationship that is rated “special mention,” “substandard,” or some more adverse classification;

(r) permit the aggregate amount of residential mortgage loans held for sale, as reflected on the financial statements of First Chester or any First Chester Subsidiary, to exceed $250 million at any given time;

(s) make any investments other than in overnight federal funds and U.S. Treasuries that have a maturity date that does not exceed three months;

(t) sell or purchase any mortgage loan servicing rights, except in the normal course of non-recourse mortgage loan sales by First Chester’s American Home Bank division in the ordinary course of business;

(u) undertake or enter any lease, contract or other commitment for its account, involving a loan or payment of more than $50,000, or containing a material financial commitment and extending beyond twelve (12) months from the date hereof, other than in the ordinary course of business;

(v) sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties except in the ordinary course of business consistent with past practice and in a transaction that, together with all other such transactions, is not material to First Chester or any First Chester Subsidiary taken as a whole;

(w) take any actions that would prevent the transactions contemplated hereby from qualifying as a reorganization under section 368(a) of the Code; or

(x) agree or commit to do any of the actions set forth in the preceding clauses (a) through (w).

The consent of Tower to any action by First Chester or any First Chester Subsidiary that is not permitted by any of the preceding clauses (a) through (w) shall be evidenced by a writing signed by the President or any Executive Vice President of Tower.

5.2	Covenants of Tower

During the period from the date of this agreement and continuing until the Effective Time, except as expressly contemplated or permitted by this Agreement, without the prior written consent of First Chester, it will not, and will cause each of its Subsidiaries not to:

(a) Take any action that (i) would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code, (ii) is intended or is reasonably likely to result in (x) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time or (y) any of the conditions to the Merger set forth in Article VII not being satisfied or (iii) is reasonably likely to materially impair its ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby, or that would reasonably be expected to materially delay consummation of the transactions contemplated hereby, except as required by applicable law.

(b) Declare any stock dividend or distribution on Tower Common Stock with a record date prior to the Effective Time of the Merger (except for the payment of regular quarterly cash dividends by Tower not to exceed $0.28 per share on the Tower Common Stock with declaration, record and payment dates corresponding to the quarterly dividends paid by Tower during its fiscal year ended December 31, 2009), or subdivide, split up, reclassify or combine Tower Common Stock, or make a distribution other than a cash dividend on Tower Common Stock in any security convertible into Tower Common Stock, in each case with a record date prior to the Effective Time of the Merger.

(c) Sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties except in the ordinary course of business consistent with past practice and in a transaction that, together with all other such transactions, is not material to Tower and its Subsidiaries taken as a whole.

(d) Amend its articles of incorporation or bylaws, except as may be required by law.

(e) Enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1	Regulatory Matters.

(a) As promptly as reasonably practicable following the date hereof, Tower and First Chester shall cooperate in preparing and each shall cause to be filed with the SEC mutually acceptable Proxy Materials which shall constitute the proxy statement-prospectus relating to the matters submitted to the First Chester shareholders and the Tower shareholders at their respective Special Meetings and Tower shall prepare and file with the SEC the Registration Statement. The proxy statement-prospectus will be included as a prospectus in and will constitute a part of the Registration Statement as Tower’s prospectus. Each of Tower and First Chester shall use reasonable best efforts to have the Registration Statement declared effective by the SEC and to keep the Registration Statement effective as long as is necessary to consummate the Merger and the transactions contemplated thereby. Tower and First Chester shall, as promptly as practicable after receipt thereof, provide the other party copies of any written comments and advise the other party of any oral comments, with respect to the

Registration Statement received from the SEC. The parties shall cooperate and provide the other with a reasonable opportunity to review and comment on any amendment or supplement to the Proxy Materials and the Registration Statement prior to its filing with the SEC, and will provide each other with a copy of all such filings made with the SEC. Notwithstanding any other provision herein to the contrary, no amendment or supplement (including by incorporation by reference) of the Proxy Materials or the Registration Statement shall be made without the approval of both parties, which approval shall not be unreasonably withheld or delayed; provided that with respect to documents filed by a party which are incorporated by reference in the Registration Statement or Proxy Materials, this right of approval shall apply only with respect to information relating to the other party or its business, financial condition or results of operations. Tower will use reasonable best efforts to allow First Chester to cause the Proxy Materials to be mailed to First Chester shareholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Each party will advise the other party, promptly after it receives notice thereof, of the time when the Registration Statement has become effective, the issuance of any stop order, the suspension of the qualification of the Tower Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Registration Statement. If at any time prior to the Effective Time any information relating to Tower or First Chester, or any of their respective affiliates, officers or directors, should be discovered by Tower or First Chester, which should be set forth in an amendment or supplement to any of the Registration Statement or the Proxy Materials so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party hereto and, to the extent required by law, rules or regulations, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and disseminated to the shareholders of First Chester.

(b) The information regarding First Chester and the First Chester Subsidiaries to be supplied by First Chester for inclusion in the Registration Statement will not, at the time the Registration Statement becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(c) The information regarding Tower and its Subsidiaries to be supplied by Tower for inclusion in the Registration Statement will not, at the time the Registration Statement becomes effective, contain any untrue statement of a material fact or omit to state any material fact to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(d) Tower also shall take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or to file a general consent to service of process) required to be taken under any applicable state securities laws in connection with the Merger and each of First Chester and Tower shall furnish all information concerning it and the holders of its Common Stock as may be reasonably requested in connection with any such action.

(e) Prior to the Effective Time, Tower shall take such action as is necessary in order to list on the Nasdaq Global Market the additional shares of Tower Common Stock to be issued by Tower in exchange for the shares of First Chester Common Stock.

(f) Tower and First Chester will prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, and to obtain as promptly as practicable all permits, consents, approvals and authorizations or waivers thereof of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including, without limitation, the Merger). Tower and First Chester shall cooperate with each other to effect the foregoing. First Chester and Tower shall have the right to review in advance, and to the extent practicable each will consult the other on, in each case subject to applicable Laws relating to the exchange of information, all the information relating to First Chester or Tower, as the case may be, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement; provided, however, that nothing contained herein shall be deemed to provide either party with a right to review any information provided to any Governmental Entity on a confidential basis in connection with the transactions contemplated hereby. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to contemplation of the transactions contemplated herein.

(g) Tower and First Chester shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement which causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained or that the receipt of any such approval will be materially delayed.

(h) First Chester shall suspend or terminate its dividend reinvestment plan as soon as practicable after execution of this Agreement and in no event shall it issue any shares of First Chester Common Stock or sell any shares of First Chester Common Stock held in treasury under or pursuant to its dividend reinvestment plan.

6.2	Access to Information.

(a) Upon reasonable notice and subject to applicable Laws relating to the exchange of information, First Chester shall afford to the officers, employees, accountants, counsel and other representatives of Tower, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records and, during such period, First Chester shall make available to Tower (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking laws and (ii) all other information concerning its business, properties and personnel as Tower may reasonably request. Tower shall receive notice of all meetings of the First Chester Board of Directors and any committees thereof, and of any management committees (in all cases, at least as timely as all First Chester representatives to such meetings are provided notice). A representative of Tower shall be permitted to attend all meetings of the Board of Directors (except for the portion of such meetings which relate to the Merger or a Superior Proposal or as may be necessary or appropriate in order to preserve attorney client privilege) and such meetings of committees of the Board of Directors and management of First Chester which Tower desires. Tower will hold all such information in confidence to the extent required by, and in accordance with, the provisions of the Confidentiality Agreement.

(b) First Chester and Tower shall meet on a regular basis to discuss and plan for the conversion of First Chester’s data processing and related electronic informational systems to those used by Tower, which planning shall include, but not be limited to, discussion of the possible termination by First Chester of third-party service provider arrangements effective at the Effective Time or at a date thereafter, non-renewal of personal property leases and software licenses used by First Chester in connection with its systems operations, retention of outside consultants and additional employees to assist with the conversion, and outsourcing, as appropriate, of proprietary or self-provided system services, it being understood that First Chester shall not be obligated to take any such action prior to the Effective Time and, unless First Chester otherwise agrees, no conversion shall take place prior to the Effective Time.

(c) First Chester shall provide Tower, within fifteen (15) business days of the end of each calendar month, a written list of nonperforming assets (the term “nonperforming assets,” for purposes of this subsection, means (i) loans that are “troubled debt restructuring” as defined in Statement of Financial Accounting Standards No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructuring,” and (ii) all First Chester Delinquent Loans. On a monthly basis, First Chester shall provide Tower with a schedule of all loan approvals, which schedule shall indicate the loan amount, loan type and other material features of the loan.

(d) First Chester will advise Tower promptly of the receipt of any examination report of any Bank Regulator with respect to the condition or activities of First Chester or any of the First Chester Subsidiaries.

(e) No investigation by either of the parties or their respective representatives shall relieve any other party from any breach or violation of this Agreement and shall not have any effect for the purposes of determining the satisfaction of the conditions set forth in Article VII or compliance by First Chester with the covenants set forth in Section 5.1.

(f) First Chester shall provide Tower with true, correct and complete copies of all financial and other information provided to directors of First Chester in connection with meetings of their Boards of Directors or committees thereof.

6.3	No Solicitation; Unsolicited Proposals.

(a) From the date of this Agreement until the Effective Time or, if earlier, the valid termination of this Agreement in accordance with its terms, First Chester shall not, shall cause each of First Chester’s Subsidiaries and First Chester’s and such First Chester Subsidiaries’ respective officers and directors not to, and shall not authorize or permit its non-officer employees, investment bankers, attorneys, accountants or other agents or representatives (collectively, “Representatives”) to, directly or indirectly, (i) solicit, initiate, knowingly encourage or facilitate (including by way of furnishing non-public information), any inquiries or the making or submission of, or any inquiry, offer, proposal or indication of interest that constitutes, or would reasonably be expected to lead to, an Competing Proposal, (ii) participate or engage in any discussions or negotiations with, or disclose or provide any non-public information or data relating to First Chester or any First Chester Subsidiary or afford access to the properties, assets, books or records or employees of First Chester or any First Chester Subsidiary to, any Person, or “group” (as defined under Section 13(d) of the Exchange Act ) other than Tower and its Subsidiaries and Representatives (any such Person or “group” and its Representatives (excluding the Company’s and Tower’s Representatives in their capacity as such), a “Third Party”) relating to an Competing Proposal, (iii) facilitate any effort or attempt to make or implement an Competing Proposal, (iv) accept, approve, endorse or recommend an Competing Proposal, or (v) enter into any agreement, arrangement, undertaking, contract, commitment or understanding (including any agreement in principle or letter of intent or understanding) with respect to or contemplating an Competing Proposal or enter into any agreement, arrangement, undertaking, contract, commitment or understanding requiring First Chester to abandon, terminate or fail to consummate the Transactions contemplated by this Agreement. First Chester shall, and shall cause the First Chester Subsidiaries and First Chester’s and such First Chester Subsidiaries’ respective Representatives to, immediately cease and terminate any existing solicitation, encouragement, activity, discussion or negotiation with any Third Party heretofore conducted by First Chester, the First Chester Subsidiaries or their respective Representatives with respect to an Competing Proposal or Acquisition Transaction.

(b) Notwithstanding the restrictions set forth in Section 6.3(a), if, at any time prior to the Effective Time, (i) First Chester receives an unsolicited bona fide written Competing Proposal from a Third Party and (ii) the Company Board of Directors (A) determines in good faith (after consultation with First Chester’s financial advisor and outside legal counsel) that such Competing Proposal is, or could reasonably be expected to lead to, a Superior Proposal and (B) determines in good faith, after consultation with First Chester’s financial advisor and outside legal counsel, that the failure to take any such action could reasonably be expected to result in a breach of its fiduciary duties to First Chester’s shareholders under applicable law, First Chester may, subject to its giving Tower prior written notice (which notice shall contain a description of the material terms of the Competing Proposal and a statement to the effect that the First Chester Board of Directors has made the determination required by this Section 6.3(b) and First Chester intends to furnish non-public information to, or enter into discussions or negotiations with, such Third Party), (x) furnish information with respect to First Chester and First Chester Subsidiaries to such Third Party pursuant to a confidentiality agreement, provided, that a copy of all such information is delivered simultaneously to Tower to the extent it has not previously been so furnished to Tower and (y) participate in discussions or negotiations with such Third Party regarding such

Competing Proposal (including by requesting that such Third Party amend the terms of such Competing Proposal so that it may be a Superior Proposal).

(c) In addition to any prior notice obligations contained in Section 6.3(b), First Chester shall as promptly as practicable (and in any event within forty-eight (48) hours) notify Tower of any Competing Proposal that First Chester receives or of any request for information or inquiry that First Chester receives which relates to or could reasonably be expected to lead to an Competing Proposal, which notification shall include the material terms and conditions of such Competing Proposal, request or inquiry. First Chester shall keep Tower informed on a reasonably current basis (but in any event within 48 hours) of the status and material terms and conditions (including all amendments or proposed amendments) of any such Competing Proposal, request or inquiry. First Chester shall provide Tower with at least forty eight (48) hours prior notice of a meeting of the First Chester Board of Directors (or such lesser notice as is provided to the members of the First Chester Board of Directors) at which the First Chester Board of Directors is reasonably expected to consider an Competing Proposal.

(d) Nothing contained in this Agreement shall prohibit First Chester from (i) issuing a “stop-look-and listen communication” pursuant to Rule 14d-9(f) or taking and disclosing to its shareholders a position as required by Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act or (ii) otherwise disclosing any information to its shareholders that the First Chester Board of Directors determines in good faith (after consultation with its outside legal counsel) it is required to disclose in order to not breach its fiduciary duties to the Company’s shareholders under applicable law, subject to compliance with the requirements of Sections 6.3(a), (b), and (c) and Section 6.4.

(e) First Chester shall not release or waive any provision of any confidentiality, “standstill” or similar agreement to which First Chester or any First Chester Subsidiary is a party. First Chester will use its reasonable best efforts to enforce or cause to be enforced each such agreement at the request of Tower.

(f) First Chester or its Representatives shall promptly after the date of this Agreement instruct that each Person which has heretofore executed a confidentiality agreement relating to an Competing Proposal with or for the benefit of First Chester to promptly return or destroy (which destruction shall be certified in writing by such Person to First Chester) all information, documents and materials relating to an Competing Proposal or to First Chester or its businesses, operations or affairs heretofore furnished by First Chester or any of its Representatives to such Person or any of its Representatives in accordance with the terms of any confidentiality agreement with such Person and to destroy all summaries, analyses or extracts of or based upon such information in the possession of such Person or any of its Representatives.

6.4	Shareholder Meetings.

First Chester and Tower shall take all reasonable steps necessary to duly call, give notice of, convene and hold a meeting of its respective shareholders within 45 days after the date on which the Registration Statement becomes effective for the purpose of voting upon the approval of this Agreement and the Merger (the “Special Meetings”). Management and Board of Directors of Tower shall recommend to their shareholders approval of this Agreement, including the Merger, and the transactions contemplated hereby, together with any matters incident thereto. Management and the Board of Directors of First Chester shall recommend to its shareholders approval of this Agreement, including the Merger, and the transactions contemplated hereby, together with any matters incident thereto, and shall oppose any third party proposal or other action that is inconsistent with this Agreement or the consummation of the transactions contemplated hereby; provided, however, that First Chester shall not be obligated to so recommend or oppose (a “Change in Recommendation”), as the case may be, if at any time prior to the Effective Time if either:

(i) (A) the First Chester Board of Directors has received a Competing Proposal (that has not been withdrawn) that constitutes a Superior Proposal, (B) the First Chester Board of Directors determines in good faith (after considering in good faith any counter-offer or proposal made by Tower during the two-day period contemplated by clause (D) below), that the failure to effect a Change in Recommendation in light of such Superior Proposal would be a breach of its fiduciary duties to First Chester’s shareholders under applicable law, (C) at least two (2) days prior to such Change in Recommendation, First Chester shall have provided to Tower a written notice (a “Notice of Recommendation Change”) of its intention to make such Change in Recommendation (which notice shall not be deemed to be, in and of itself, a Change in Recommendation), specifying the material terms and conditions of such Superior Proposal, including a copy of such Superior Proposal and identifying the Person making such Superior Proposal (it being understood and agreed that any amendment to the financial terms or any other material terms of such Superior Proposal shall require the delivery of a new Notice of Recommendation Change and a new one-day period), (D) during the two-day period following Tower’s receipt of a Notice of Recommendation Change, First Chester shall have given Tower the opportunity to meet with First Chester and its Representatives, and at Tower’s request, shall have negotiated in good faith regarding the terms of possible revisions to the terms of this Agreement, and (E) Tower shall not, within two (2) days of Tower’s receipt of a Notice of Recommendation Change have made an offer that the Board of Directors of First Chester determines in good faith, After Consultation, to be at least as favorable to the First Chester’s shareholders as such Superior Proposal; or

(ii) other than in connection with a Superior Proposal, (A) the First Chester Board of Directors determines in good faith that the failure to effect a Change in Recommendation could reasonably be expected to result in a breach of its fiduciary duties to the First Chester’s shareholders under applicable law and (B) at least two (2) days prior to such Change in Recommendation, First Chester shall have provided to Tower a Notice of Recommendation Change of its intention to make such Change in Recommendation (which notice shall not be deemed to be, in and of itself a Change in Recommendation), specifying in reasonable detail the circumstances for such proposed Change in Recommendation (it being understood and agreed that any change to such circumstances or any additional circumstances shall require the delivery of a new Notice of Recommendation Change and a new one-day period), and (C) during the two-day period following Tower’s receipt of a Notice of Recommendation Change, First Chester shall have given Tower the opportunity to meet with First Chester and its Representatives, and at Tower’s request, shall have negotiated in good faith regarding the terms of possible revisions to the terms of this Agreement.

6.5	Legal Conditions to Merger.

Each of Tower and First Chester shall use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements which may be imposed on such party with respect to the Merger and, subject to the conditions set forth in Article VII hereof, to consummate the transactions contemplated by this Agreement and (b) to obtain (and to cooperate with the other party to obtain) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party, or any waiver thereof, which is required to be obtained by First Chester or Tower in connection with the Merger and the other transactions contemplated by this Agreement.

6.6	Employees.

(a) To the extent permissible under the applicable provisions of the Code and ERISA, for purposes of crediting periods of service for eligibility to participate and vesting, but not for benefit accrual purposes, under employee pension benefit plans (within the meaning of ERISA Section 3(2)) and employee welfare plans (within the meaning of ERISA Section 3(1) maintained by Tower or Graystone Bank, as applicable, individuals who are employees of First Chester or any First Chester Subsidiary at the Effective Time and who become eligible to participate in such plans will be credited with periods of service with First Chester or any First Chester Subsidiary (or with any predecessor to First Chester or any First Chester Subsidiary, to the extent such service is credited for such purposes under the corresponding Plan) before the Effective Time as if such service had been with Tower or Graystone Bank, as applicable.

(b) After the Effective Time, except to the extent that Tower or its Subsidiaries continues Plans in effect or as otherwise expressly provided in this Agreement, employees of First Chester or any of the First

Chester Subsidiaries who become employed by Tower or any of the Tower Subsidiaries will be eligible for employee benefits that Tower or such Tower Subsidiary, as the case may be, provides to its newly-hired employees generally and, except as otherwise required by this Agreement, on substantially the same basis as is applicable to such newly-hired employees, provided that nothing in this Agreement shall require any duplication of benefits. To the extent permitted under applicable Law and Tower’s group health, life insurance and disability plans, and paid time off plans, Tower will or will cause Graystone Bank to give credit to employees of First Chester and First Chester Subsidiaries, with respect to the satisfaction of the limitations as to pre-existing condition exclusions, evidence of insurability requirements and waiting periods for participation and coverage that are applicable under such plans of Tower or Graystone Bank, equal to the credit that any such employee had received as of the Effective Time towards the satisfaction of any such limitations and waiting periods under the comparable plans of First Chester or First Chester Subsidiaries and to waive preexisting condition limitations to the same extent waived under the corresponding Plan.

(c) After the Merger, Tower and each relevant Tower Subsidiary will honor and perform the obligations of First Chester under the contracts, plans and arrangements listed in Sections 6.6(d) and 3.13 of the First Chester Disclosure Schedules.

(d) After the Effective Time, Tower and each relevant Tower Subsidiary will provide a severance benefit to each employee of First Chester or any First Chester Subsidiary immediately before the Effective Time (other than any such employee who is a party to any written agreement relating to employment or severance described in Section 3.13(a) hereof) and whose employment is terminated involuntarily, other than for “Cause” (as defined below), by Tower or such Tower Subsidiary as of the Effective Time or within six (6) months thereafter, other than any employee who is offered and declines comparable employment (i.e., a position of generally similar job description, responsibilities, and pay with Tower or any Tower Subsidiary and where the employee is not required to commute more than 25 miles from the employee’s present work location). The severance benefit shall consist of continuation of such employee’s base salary or wages for a period equal to (i) two (2) weeks multiplied by (ii) the number of full years of continuous service completed by such employee with First Chester or any First Chester Subsidiary, with a minimum benefit of four (4) weeks up to a maximum of twenty-six (26) weeks, as if such employee had continued to be employed on the same basis as he or she was employed on the Closing Date by Tower or such Tower Subsidiary during such period, subject to applicable tax withholding. Outplacement assistance will also be provided by Tower or the Tower Subsidiary to all employees receiving severance benefits under this Section 6.6(d). For purposes of this Section 6.6(d), “Cause” shall mean the employee’s personal dishonesty, willful misconduct, breach of fiduciary duty involving personal profit, willful failure to perform stated duties, violation of any law, rule or regulation (other than traffic violations or similar offenses) or final cease-and-desist order.

(e) Tower shall provide a retention bonus pool up to $500,000 in aggregate which shall be provided to employees of First Chester or any First Chester Subsidiary in order to retain such employees after the Effective Time through the systems conversion, which shall be payable in lump sum to such selected employees who continue for the length of time no later than forty-five (45) days after the date of systems conversion. The selection of the identities of the employees of First Chester or any First Chester Subsidiaries to receive these retention bonuses, the apportionment of the retention bonus pool among such employees under this Section 6.6(e) and the terms and conditions of such bonuses shall be determined by mutual agreement of First Chester and Tower at least ten (10) days prior to the Closing Date; provided, however, that any amounts payable under this Section 6.6(e) shall be in addition to, and not in lieu of, any other payments or benefits provided to such individuals under this Agreement (including Section 6.6(d) hereof).

(f) Concurrently with the execution of this Agreement, Tower and FNB are entering into an employment agreement with John A. Featherman, III, in the form attached as Exhibit E hereto, to be effective at the Effective Time.

(g) First Chester shall use its reasonable best efforts to cause to be delivered to Tower within thirty (30) days following execution of this Agreement with respect to each executive officer named in Section 3.12(a)

of the First Chester Disclosure Schedules, the written acknowledgment of each such individual pursuant to which each such individual agrees and acknowledges that the dollar amount of severance or termination benefits set forth opposite such individual’s name on such Schedule (other than amounts accrued on the financial statements of Chester and FNB) is the maximum amount that would be due to such individual under any employment agreement, special termination agreement, change in control agreement, supplemental executive retirement plan, deferred bonus plan, deferred compensation plan, salary continuation plan, or any other non-qualified pension benefit or welfare benefit plan maintained by First Chester or a First Chester Subsidiary assuming a termination of such individual’s employment on the Effective Time. First Chester and Tower acknowledge and agree that the amounts shown on Disclosure Schedule and the letter of acknowledgment for each officer named herein reflect a good faith estimate of the maximum amounts that will be payable to such individuals under the circumstances described and may be subject to adjustment upon an actual termination of employment in order to reflect increases in such individuals’ compensation and benefit plans consistent with past practices for routine periodic increases and changes in tax rates and assumptions used in making such good faith estimates.

6.7	Indemnification.

(a) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, in which any Person who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director or officer or employee of First Chester (the “Indemnified Parties”) is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director, officer or employee of First Chester or any of their respective predecessors or (ii) this Agreement or any of the transactions contemplated hereby, whether in any case asserted or arising before or after the Effective Time, the parties hereto agree to cooperate and defend against and respond thereto to the extent permitted by applicable Law and the articles of incorporation and bylaws of First Chester as in effect on the date hereof. It is understood and agreed that after the Effective Time, Tower shall indemnify and hold harmless, as and to the fullest extent permitted by applicable Law and the articles of incorporation and bylaws of Tower as in effect on the date hereof (subject to change as required by law), each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney’s fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by law upon receipt of any undertaking required by applicable Law), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation, and in the event of any such threatened or actual claim, action, suit, proceeding or investigation (whether asserted or arising before or after the Effective Time), the Indemnified Parties may retain counsel reasonably satisfactory to Tower; provided, however, that (1) Tower shall have the right to assume the defense thereof and upon such assumption Tower shall not be liable to any Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by any Indemnified Party in connection with the defense thereof, except that if Tower elects not to assume such defense or counsel for the Indemnified Parties reasonably advises the Indemnified Parties that there are issues which raise conflicts of interest between Tower and the Indemnified Parties, the Indemnified Parties may retain counsel reasonably satisfactory to Tower, and Tower shall pay the reasonable fees and expenses of such counsel for the Indemnified Parties, (2) Tower shall be obligated pursuant to this Section 6.7(a) to pay for only one firm of counsel for each Indemnified Party, (3) Tower shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld or delayed), and (4) Tower shall not be obligated pursuant to this Section 6.7(a) to the extent that a final judgment determines that any such losses, claims, damages, liabilities, costs, expenses, judgments, fines and amounts paid in settlement are as a result of the gross negligence, willful misconduct or malfeasance of the Indemnified Party. Tower shall have no obligation to advance expenses incurred in connection with a threatened or pending action, suit or preceding in advance of final disposition of such action, suit or proceeding, unless (i) Tower would be permitted to advance such expenses pursuant to the law of the Commonwealth of Pennsylvania and Tower’s articles of incorporation or bylaws, and (ii) Tower receives an undertaking by the Indemnified Party to repay such amount if it is determined that such party is not entitled to be indemnified by Tower pursuant to the law of the Commonwealth of Pennsylvania and Tower’s articles of incorporation or bylaws. Any Indemnified Party wishing to claim indemnification under this Section 6.7, upon learning of any such claim, action, suit, proceeding or investigation, shall notify Tower thereof; provided, however, that the failure to so notify shall not affect the obligations of Tower under this Section 6.7 except to the extent such failure to notify materially prejudices Tower. Tower’s obligations under this Section 6.7 continue in full force and effect for a period of six years from the Effective Time; provided, however, that all rights to indemnification in respect of any claim asserted or made within such period shall continue until the final disposition of such claim. Tower shall require any successor to expressly assume its obligations under this Section 6.7(a).

(b) Tower shall purchase for the benefit of the persons serving as officers and directors of First Chester immediately prior to the Effective Time and who are, as of the date of this Agreement, individually covered by a directors’ and officers’ liability insurance policy, a similar directors’ and officers’ liability insurance coverage for at least six years after the Effective Time, under either First Chester’s policy in existence on the date hereof, or under a policy of similar coverage and amounts containing terms and conditions which are generally not less advantageous than First Chester’s current policy, and in either case, with respect to acts or omissions occurring prior to the Effective Time which were committed by such officers and directors in their capacity as such; provided however, that in no event shall Tower be required to expend pursuant to this Section 6.7(b) more than an amount equal to 150% of the current annual amount expended by First Chester to maintain or procure insurance coverage pursuant hereto. In connection with the foregoing, First Chester agrees to provide such insurer or substitute insurer with such representations as such insurer may reasonably request with respect to the reporting of any prior claims.

6.8	Additional Agreements.

In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, the proper officers and directors of each party to this Agreement and Tower’s and First Chester’s Subsidiaries shall take all such necessary action as may be reasonably requested by Tower.

6.9	Advice of Changes.

Tower and First Chester shall promptly advise the other party of any change or event that, individually or in the aggregate, has or would be reasonably likely to have a Material Adverse Effect on it or to cause or constitute a material breach of any of its respective representations, warranties or covenants contained herein. From time to time prior to the Effective Time, each party will promptly supplement or amend its disclosure schedule delivered in connection with the execution of this Agreement to reflect any matter which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such disclosure schedule or which is necessary to correct any information in such disclosure schedule which has been rendered inaccurate thereby. No supplement or amendment to such disclosure schedule shall have any effect for the purpose of determining satisfaction of the conditions set forth in Sections 7.2(a) or 7.3(a), as the case may be, or the compliance by First Chester with the covenants set forth in Section 5.1.

6.10	Current Information.

During the period from the date of this Agreement to the Effective Time, First Chester will cause one or more of its designated representatives to confer on a regular and frequent basis (not less than monthly) with representatives of Tower and to report the general status of the ongoing operations of First Chester. First Chester will promptly notify Tower of any material change in the normal course of business or in the operation of the properties of First Chester and of any complaints, investigations or hearings (or communications indicating that the same may be contemplated) of any Governmental Entity, or the institution or the threat of litigation involving First Chester, and will keep Tower fully informed of such events. Without limiting the foregoing, senior officers of Tower shall meet on a reasonably regular basis (expected to be at least monthly) to review the financial and operational affairs of First Chester and the First Chester Subsidiaries, in accordance with applicable law, and First Chester shall give due consideration to Tower’s input on such matters, with the understanding that, notwithstanding any other provision contained in this Agreement, neither Tower nor any of its Subsidiaries shall under any circumstance be permitted to exercise control of First Chester or any First Chester Subsidiary prior to the Effective Time.

6.11	Execution of Loan Modification Agreement.

Promptly (but not later than one Business Day) following the execution and delivery of this Agreement, First Chester and Graystone Bank, respectively, shall execute and deliver the Loan Modification Agreement in substantially the form of Exhibit B hereto.

6.12	Execution of Loan Participation Agreement.

Promptly (but not later than two Business Days) following the execution and delivery of this Agreement, FNB and Graystone Bank, respectively, shall execute and deliver the Loan Participation Agreement in substantially the form of Exhibit C hereto.

6.13	Merger Covenants.

Notwithstanding that First Chester believes that it has established all reserves and taken all provisions for possible loan losses required by GAAP and applicable Laws, First Chester recognizes that Tower may have different loan, accrual and reserve policies (including loan classifications and levels of reserves for possible loan losses). In that regard, and in general, from and after the date of this Agreement to the Effective Time, First Chester and Tower shall consult and cooperate with each other in order to formulate the plan of integration for the Merger, including, among other things, with respect to conforming, based upon such consultation, First Chester’s loan, accrual and reserve policies to those policies of Tower to the extent appropriate.

6.14	Effect of Bank Merger; Operation of Division; Regional Advisory Board.

In the event that Tower exercises its right pursuant to Section 1.10 to alter the structure of the Merger in order to provide for the merger of FNB with and into Graystone Bank (the “Bank Merger”):

(a) At the effective time of the Bank Merger, the directors of Graystone Bank immediately prior to such effective time shall continue to be the directors of Graystone Bank, provided that at the effective time of the Bank Merger the number of directors serving on the board of directors of Graystone Bank shall be increased by three (3) directors and three (3) of the current directors of FNB who are not added to the Tower board, selected by the board of directors of FNB with the approval of the Graystone Bank board of directors and subject to the conditions to board membership in the bylaws of Graystone Bank and other criteria contained in Tower’s Corporation Governance Guidelines and applicable law and regulation, shall be added to the board of directors of Graystone Bank. At the effective time of the Bank Merger, the officers of Graystone Bank immediately prior to the effective time shall continue to be the officers of Graystone Bank.

(b) For a minimum of twenty-four (24) months after the effective time of the Bank Merger, the FNB branches in Chester and Delaware Counties shall be referred to as the “Chester County Division of Graystone Tower Bank.”

(c) At the effective time of the Bank Merger, Graystone Bank shall establish a regional advisory board for the FNB branches in Chester and Delaware Counties operating as the “Chester County Division of Graystone Tower Bank” (the “Regional Advisory Board”), whose initial members shall include the directors of First Chester and FNB who are not selected to be directors of either Tower or Graystone Bank. The Regional Advisory Board shall be maintained for a minimum of twenty-four (24) months after the effective time of the Bank

Merger. Each member of the Regional Advisory Board shall be entitled to compensation in accordance with First Chester’s director fee schedule in effect on the date of this Agreement; provided, however, that notwithstanding anything else in this Section 6.14, (i) if a member fails to attend at least 25% of the meetings of the Regional Advisory Board called within any year, such member will not have any rights to additional fees thereafter as a Regional Advisory Board member; (ii) no attendance fees shall be paid for meetings not actually attended in person; and (iii) Graystone Bank shall have no obligation to continue the services of any Regional Advisory Board member who, in the reasonable judgment of Graystone Bank, acts in a manner detrimental to Graystone Bank.

ARTICLE VII

CONDITIONS PRECEDENT

7.1	Conditions to Each Party’s Obligation To Effect the Merger.

The respective obligation of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Shareholder Approval.

This Agreement and the transactions contemplated hereby shall have been approved by the requisite votes of the shareholders of First Chester and Tower.

(b) Other Approvals.

All regulatory approvals required to consummate the transactions contemplated hereby (including those set forth in Sections 3.4(a) and 4.4(a)) shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred to herein as the “Requisite Regulatory Approvals”).

(c) Registration Statement.

The Registration Statement shall have been declared effective by the SEC, and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(d) No Injunctions or Restraints; Illegality.

No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or any of the other transactions (an “Injunction”) contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits, restricts or makes illegal consummation of the Merger.

(e) Listing of Tower Shares.

The shares of Tower Common Stock to be issued in the Merger shall have been approved for listing on the Nasdaq Global Market.

7.2	Conditions to Obligations of Tower.

The obligation of Tower to effect the Merger is also subject to the satisfaction or waiver by Tower at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties.

The representations and warranties of First Chester set forth in this Agreement shall be true and correct as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. Tower shall have received a certificate signed on behalf of First Chester by each of the President and Chief Executive Officer and the Chief Financial Officer of First Chester to the foregoing effect.

(b) Performance of Covenants and Agreements of First Chester

First Chester shall have performed in all material respects all covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date. Tower shall have received a certificate signed on behalf of First Chester by each of the President and Chief Executive Officer and the Chief Financial Officer of First Chester to such effect.

(c) Consents under Agreements.

The consent, approval or waiver of each Person (other than the Requisite Regulatory Approvals referred to in Section 7.1(b)) whose consent or approval shall be required in order to permit the Merger to be consummated and to permit the succession by the Surviving Corporation pursuant to the Merger to any material obligation, right or interest of First Chester under any loan or credit agreement, note, mortgage, indenture, lease, license or other agreement or instrument without any violation or default occurring thereunder shall have been obtained.

(d) No Material Adverse Effect.

There shall have been no changes since September 30, 2009, other than changes contemplated by this Agreement, in the business, operations, condition (financial or otherwise), assets or liabilities of First Chester or any First Chester Subsidiary (regardless of whether or not such events or changes are inconsistent with the representations and warranties given herein) that individually or in the aggregate has had or would reasonably be expected to have a Material Adverse Effect on First Chester.

(e) Loan Delinquencies.

The First Chester Delinquent Loans as of the last business day of the month prior to the Closing Date shall not exceed $90 million.

(f) Tax Opinion.

Tower shall have received an opinion of Rhoads and Sinon LLP, counsel to Tower, dated the Closing Date, to the effect that the Merger constitutes a reorganization under Section 368(a) of the IRC. In rendering its opinion, such counsel may require and rely upon customary representations contained in certificates of officers of First Chester, Tower and their respective Subsidiaries, reasonably satisfactory in form and substance to such counsel.

(g) Termination of Memorandum of Understanding.

FNB shall have received written confirmation from the Office of the Comptroller of the Currency (the “OCC”) that the Memorandum of Understanding dated October 16, 2009 by and between the OCC and the board of directors of FNB, and all obligations and restrictions imposed upon FNB pursuant thereto, has been or will be terminated effective on or prior to the Effective Time.

7.3	Conditions to Obligations of First Chester

The obligation of First Chester to effect the Merger is also subject to the satisfaction or waiver by First Chester at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties.

The representations and warranties of Tower set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. First Chester shall have received a certificate signed on behalf of Tower by each of (i) either the President and Chief Executive Officer and (ii) the Chief Financial Officer of Tower to the foregoing effect.

(b) Performance of Covenants and Agreements of Tower.

Tower shall have performed in all material respects all covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date. First Chester shall have received a certificate signed on behalf of Tower by each of (i) the President and Chief Executive Officer and (ii) the Chief Financial Officer of Tower to such effect.

(d) Tax Opinion.

First Chester shall have received an opinion of Hogan & Hartson LLP, special counsel to First Chester, dated the Closing Date, to the effect that the Merger constitutes a reorganization under Section 368(a) of the IRC. In rendering its opinion, such counsel may require and rely upon customary representations contained in certificates of officers of First Chester, Tower and their respective Subsidiaries, reasonably satisfactory in form and substance to such counsel.

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1	Termination.

This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the shareholders of First Chester:

(a) by mutual consent of Tower and First Chester in a written instrument, if the Board of Directors of each so determines by a vote of a majority of the members of its entire Board;

(b) by either Tower or First Chester upon written notice to the other party (i) 30 days after the date on which any request or application for a Regulatory Approval shall have been denied or withdrawn at the request or recommendation of the Governmental Entity which must grant such Regulatory Approval, unless within the 30-day period following such denial or withdrawal the parties agree to file, and have filed with the applicable Governmental Entity, a petition for rehearing or an amended application, provided, however, that no party shall have the right to terminate this Agreement pursuant to this Section 8.1(b) if such denial or request or recommendation for withdrawal shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(c) by either Tower or First Chester if the Merger shall not have been consummated on or before September 30, 2010, unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(d) by either Tower or First Chester (provided that the terminating party is not in breach of its obligations under Section 6.3) if the approval of the shareholders of the other party hereto required for the consummation of the Merger shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of shareholders or at any adjournment or postponement thereof;

(e) by either Tower or First Chester (provided that the terminating party is not then in breach of any representation, warranty, covenant or other agreement contained herein that, individually or in the aggregate, would give the other party the right to terminate this Agreement) if there shall have been a breach of any of the representations or warranties set forth in this Agreement on the part of the other party, and such breach, individually or in the aggregate, has had or is likely to have a Material Adverse Effect on the breaching party or on the parties’ ability to consummate the Merger, and such breach is not curable or shall not have been cured within 30 days following receipt by the breaching party of written notice of such breach from the other party hereto or such breach, by its nature, cannot be cured prior to the Closing;

(f) by either Tower or First Chester (provided that the terminating party is not then in breach of any representation, warranty, covenant or other agreement contained herein that, individually or in the aggregate, would give the other party the right to terminate this Agreement) if there shall have been a breach of any of the covenants or agreements set forth in this Agreement on the part of the other party, and such breach, individually or in the aggregate, has had or is likely to have a Material Adverse Effect on the breaching party, and such breach is not curable or shall not have been cured within 30 days following receipt by the breaching party of written notice of such breach from the other party hereto or such breach, by its nature, cannot be cured prior to the Closing;

(g) by Tower, if the management of First Chester or its Board of Directors, for any reason, (i) fails to call and hold within 45 days of the effective date of the Registration Statement a special meeting of First Chester’s shareholders to consider and approve this Agreement and the transactions contemplated hereby, (ii) effects a Change in Recommendation, (iii) approves or recommends any Competing Proposal (whether or not a Superior Proposal) or First Chester enters into any agreement (other than a confidentiality agreement as contemplated by Section 6.3(b) hereof) with respect to any Competing Proposal or (iv) otherwise violates Sections 6.3 or 6.4 in any material respect and as a result thereof First Chester receives a Competing Proposal; and

(h) by First Chester, immediately prior to entering into a definitive agreement with respect to a Superior Proposal, provided that (1) First Chester has not breached or violated the terms of Section 6.3 or 6.4 hereof in connection with such Superior Proposal (or any Competing Proposal that was a precursor thereto), (2) subject to the terms of this Agreement, First Chester Board of Directors has effected a Change in Recommendation in response to such Superior Proposal pursuant to and in compliance with Section 6.4(c)(i) and authorized First Chester to enter into such definitive agreement for such Superior Proposal (which authorization may be subject to termination of this Agreement) and (3) immediately following the termination of this Agreement, First Chester enters into such definitive agreement to effect such Superior Proposal.

8.2	Effect of Termination.

In the event of termination of this Agreement by either Tower or First Chester as provided in Section 8.1, this Agreement shall forthwith become void and have no effect except (i) the last sentence of Section 6.2(a) and Sections 8.2, 9.2 and 9.3 shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, no party shall be relieved or released from any liabilities or damages arising out of its willful or intentional breach of any provision of this Agreement.

8.3	Amendment.

Subject to compliance with applicable Law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Board of Directors, at any time before or after approval of the matters presented in connection with the Merger by the shareholders of First Chester of Tower; provided, however, that after any approval of this Agreement by the shareholders of Tower or First Chester, no amendment shall modify the amount or the form of the consideration to be provided in the Merger to holders of First Chester Common Stock, amend any provision of the articles of incorporation of the Surviving Corporation or otherwise materially adversely affect the shareholders of First Chester or Tower, except as otherwise may be permitted by applicable law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

8.4	Extension; Waiver.

At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE IX

GENERAL PROVISIONS

9.1	Closing.

Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place at 10:00 a.m., eastern standard time, at the offices of Rhoads & Sinon LLP, counsel to Tower, on a date and place specified by the Parties, which shall be no later than five Business Days after receipt of both the Requisite Regulatory Approvals and the later to occur of the approval of the shareholders of First Chester and Tower, or on such other date, place and time as the parties may agree in writing (the “Closing Date”).

9.2	Nonsurvival of Representations, Warranties and Agreements.

None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for those covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time.

9.3	Expenses; Breakup Fee.

(a) Except as provided below, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

(b) In the event of a termination of this Agreement because of a willful breach of any representation, warranty, covenant or agreement contained in this Agreement, the breaching party shall remain liable for any and all damages, costs and expenses, including all reasonable attorneys’ fees, sustained or incurred by the non-breaching party as a result thereof or in connection therewith or with respect to the enforcement of its rights hereunder.

(c) As a condition of Tower’s willingness, and in order to induce Tower, to enter into this Agreement, First Chester hereby agrees to pay Tower a fee of $3.5 million (the “Breakup Fee”), within three business days after written demand for payment is made by Tower, following the occurrence of any of the following events:

(i) First Chester terminates this Agreement pursuant to Section 8.1(h) or Tower terminates this Agreement pursuant to Section 8.1(g); or

(ii) the entering into a definitive agreement by First Chester relating to an Acquisition Transaction or the consummation of an Acquisition Transaction involving First Chester within twelve months after the termination of this Agreement by Tower or First Chester pursuant to Section 8.1(d).

(d) The right to receive payment of the Breakup Fee will constitute the sole and exclusive remedy of Tower against First Chester and its Subsidiaries and their respective officers and directors with respect to the events under (c)(i) or (ii) above; provided that the rights of Tower or Graystone Bank to receive payments and exercise other rights under that certain loan agreement and related note between First Chester and Graystone Bank dated as of November 20, 2009, as modified by the Loan Modification Agreement attached as Exhibit B hereto or any other agreement between Tower or Graystone Bank and First Chester or FNB, or the Loan Participation Agreement executed in connection herewith, shall not be adversely affected by receipt of the fee pursuant to this Section 9.3.

9.4	Notices.

All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)    if to Tower or Graystone Bank, to:

Tower Bancorp, Inc.

112 Market Street

Harrisburg, PA 17101

Attn.: Andrew S. Samuel

with a copy (which shall not constitute notice) to:

Tower Bancorp, Inc.

112 Market Street

Harrisburg, PA 17101

Attn.: Carl D. Lundblad, Esq.

and

Rhoads & Sinon, LLP

One South Market Square

Harrisburg, PA 17101

Attn.: Charles J. Ferry, Esq.

(b)    if to First Chester, to:

First Chester County Corporation

9 North High Street

West Chester, PA 19380

Attn.: John A. Featherman, III

with a copy (which shall not constitute notice) to:

Hogan & Hartson LLP

555 Thirteenth Street, N.W.

Washington, DC 20004-1109

Attn.: Richard A. Schaberg, Esq.

9.5	Interpretation.

When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or an Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.

9.6	Counterparts.

This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

9.7	Entire Agreement.

This Agreement (including the disclosure schedules, exhibits, documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, other than the Confidentiality Agreement.

9.8	Governing Law.

This Agreement shall be governed and construed in accordance with the laws of the Commonwealth of Pennsylvania, without regard to any applicable conflicts of law rules.

9.9	Enforcement of Agreement.

The parties hereto agree that irreparable damage would occur in the event that the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions thereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

9.10	Severability.

Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

9.11	Publicity.

Except as otherwise required by law or the rules of the Nasdaq Stock Market, Inc. (or such other exchange on which the Tower Common Stock may become listed), so long as this Agreement is in effect, neither Tower nor First Chester shall, or shall permit any of Tower’s Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the consent of the other party, which consent shall not be unreasonably withheld. Tower and First Chester shall cooperate to prepare a joint press release announcing the signing of this Agreement and the transactions contemplated hereunder.

9.12	Assignment; Limitation of Benefits.

Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 1.4 with respect to the payment of the Merger Consideration, Section 1.5 with respect to the treatment of stock options and restricted stock awards under the First Chester Stock Plans, Section 6.1 with respect to the registration of the Tower Common Stock to be issued as Merger Consideration, and Section 6.6 with respect to obligations owed to employees and directors of First Chester if the Merger is consummated (including the documents and instruments referred to herein), this Agreement is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder, and the covenants, undertakings and agreements set out herein shall be solely for the benefit of, and shall be enforceable only by, the parties hereto and their permitted assigns. Prior to consummation of the Merger, no third party beneficiary as such shall have any right to consent to any amendment of this Agreement that affects any of the provisions referenced in the immediately preceding sentence.

9.13	Additional Definitions.

In addition to any other definitions contained in this Agreement, the following words, terms and phrases shall have the following meanings when used in this Agreement.

“Acquisition Transaction” means (a) a merger, acquisition, consolidation or other business combination involving First Chester, (b) a purchase, lease or other acquisition of all or substantially all of the assets of First Chester or (c) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of beneficial ownership (as the term “beneficial ownership” is defined in Regulation 13d-3(a) of the Securities Exchange Act of 1934) of securities representing 20.0% or more of the voting power of First Chester.

“Advances” means, with respect to First Chester, or any of the Affiliates in the First Chester Group or the Servicing Agreements, the monies or funds that have been advanced by First Chester before the Closing from its funds in connection with the servicing of the Mortgage Loans in accordance with the Applicable Requirements.

“Affiliate” means any Person who directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, such Person and, without limiting the generality of the foregoing, includes any executive officer or director of such Person and any Affiliate of such executive officer or director.

“Affiliated Person” means any director, officer or 5% or greater shareholder, spouse or other Person living in the same household of such director, officer or shareholder, or any First Chester, partnership or trust in which any of the foregoing Persons is an officer, 5% or greater shareholder, general partner or 5% or greater trust beneficiary.

“Agreement” has the meaning set forth in the preamble hereto.

“Applicable Requirements” means and includes, as of the time of reference, with respect to the origination of the Pipeline Loans, or the origination, purchase, sale and servicing of the Mortgage Loans, or the handling of an Real Estate Owned, or the Servicing Agreements, all of the following (in each case to the extent applicable to any particular Pipeline Loan, Mortgage Loan, Real Estate Owned or Servicing Agreement): (i) all contractual obligations of the First Chester Group, including with respect to any Servicing under any Servicing Agreement, Mortgage Loan, Mortgage Note, Mortgage and other Mortgage Loan Document or any commitment or other contractual obligation relating to a Pipeline Loan, (ii) all applicable underwriting, servicing and other guides of First Chester or the First Chester Group, and as may be incorporated in the Seller and Servicing Guides, (ii) all applicable federal, state and local legal and regulatory requirements (including statutes, rules, regulations and ordinances) binding upon First Chester or the First Chester Group, (iii) all other applicable requirements and guidelines of each governmental agency, board, commission, instrumentality and other governmental or quasi-governmental body or office having jurisdiction, including without limitation those of any applicable Agency, Investor or Insurer and (iv) all other applicable judicial and administrative judgments, orders, stipulations, awards, writs and injunctions.

“Bank Regulator” shall mean any Federal or state banking regulator, including but not limited to the Pennsylvania Department of Banking, OCC, the FRB and the FDIC, which regulates First Chester or Tower, or any of their respective holding companies or subsidiaries, as the case may be.

“Business Day” means Monday through Friday of each week, except a legal holiday recognized as such by the U.S. Government or any day on which banking institutions in the Commonwealth of Pennsylvania are authorized or obligated to close.

“Closing” has the meaning set forth in Section 9.1.

“Closing Date” has the meaning set forth in Section 9.1.

“Closing Tower Share Value” means the arithmetic average of the 4:00 p.m. Eastern Time closing sales prices of Tower Common Stock reported on the New York Stock Exchange Composite Tape for the five consecutive trading days immediately preceding but not including the trading day prior to the Closing Date; provided, however, if necessary to comply with any requirements of the Securities and Exchange Commission, the term Closing Tower Share Value shall be deemed to mean the date which is the closest in time but prior to the Closing Date which complies with such rules and regulations.

“Code” has the meaning set forth in Section 1.5.

“Competing Proposal” means any of the following involving First Chester or any First Chester Subsidiary: any inquiry, proposal or offer, whether or not in writing, from any Person relating to any direct or indirect acquisition or purchase by such Person of First Chester, any First Chester Subsidiary or any business line of First Chester that constitutes 25% or more of the net revenues, net income or assets of First Chester and its subsidiaries, taken as a whole, or 25% or more of any class of equity securities of First Chester or any of its Subsidiaries, any tender offer or exchange offer that if consummated would result in any Person beneficially owning 25% or more of any class of equity securities of First Chester or any of its Subsidiaries, any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving First Chester or any of its Subsidiaries, other than the transactions contemplated by this Agreement.

“Confidentiality Agreement” means the Confidentiality Agreement, dated as of December 2, 2009 between Tower and First Chester.

“Determination Date” has the meaning set forth in Section 8.1(i).

“Effective Time” means the close of business on the Closing Date when the Merger is effective in accordance with the terms of this Agreement.

“Environmental Laws” has the meaning set forth in Section 3.15(a).

“ERISA” has the meaning set forth in Section 3.12(a).

“Exchange Agent” shall mean Registrar and Trust Company, or such bank or trust company or other agent designated by Tower, and reasonably acceptable to First Chester, which shall act as agent for Tower in connection with the exchange procedures for converting First Chester Stock Certificates into the Merger Consideration.

“Exchange Fund” has the meaning set forth in Section 2.1(c).

“Exchange Ratio” has the meaning set forth in Section 1.4(a).

“Fairness Opinion” has the meaning set forth in Section 3.21.

“FDIC” has the meaning set forth in Section 3.1(b).

“First Chester” has the meaning set forth in the preamble hereto, and shall include any predecessor thereto.

“First Chester Common Stock” shall mean the common stock, par value $1.00 per share, of First Chester.

“First Chester Contract” has the meaning set forth in Section 3.13(a).

“First Chester Delinquent Loans” shall mean (i) all loans with principal and/or interest that are 30-89 days past due, (ii) all loans with principal and/or interest that are at least 90 days past due and still accruing, (iii) all loans with principal and/or interest that are nonaccruing, (iv) restructured and impaired loans, (v) OREO and (vi) net charge-offs from September 30, 2009 through the last business day of the month prior to the Closing Date.

“First Chester Disclosure Schedules” has the meaning set forth in Article III.

“First Chester Group” has the meaning set forth in Section 3.11(b).

“First Chester Stock Certificates” shall have the meaning set forth in Section 2.1(a).

“First Chester Stock Plans” includes the 1995 Stock Option Plan, the 2001 Stock Option Incentive Plan and the 2005 Restricted Stock Plan.

“First Chester Subsidiaries” includes FNB, each Joint Venture and every other member of the First Chester Group, and shall includes any predecessor to any of the foregoing.

“GAAP” has the meaning set forth in Section 3.6.

“Governmental Entity” has the meaning set forth in Section 3.4(a).

“Graystone Bank” has the meaning set forth in the preamble hereto.

“Hazardous Materials” means any hazardous waste, petroleum product, polychlorinated biphenyl, chemical, pollutant, contaminant, pesticide, radioactive substance, or other toxic material, or other material or substance regulated under any applicable Environmental Law.

“Holder” shall have the meaning set forth in Section 2.1.

“Indemnified Parties” has the meaning set forth in Section 6.7.

“Intellectual Property” has the meaning set forth in Section 3.24(a).

“Injunction” has the meaning set forth in Section 7.1(d).

“Investment Commitment” means the optional or mandatory commitment of First Chester or any First Chester Subsidiary, or any other Affiliate of First Chester, to sell to any Person, and a Person to purchase from First Chester, a First Chester Subsidiary or an Affiliate of First Chester, a Loan Held for Sale or an interest in a Loan Held for Sale or owned or to be acquired by First Chester, any Subsidiary of First Chester or any Affiliate of First Chester.

“Investor” means, with respect to the Mortgage Servicing Portfolio or any Mortgage Loan, FHLMC, FNMA, GNMA, a State Agency, First Chester or any First Chester Subsidiary or an Affiliate thereof, a private investor or any other Person to which First Chester or any First Chester Subsidiary sells eligible Mortgage Loans or services Mortgage Loans pursuant to Servicing Agreements or otherwise.

“Joint Ventures” has the meaning set forth in Section 3.19(g)(vi)(A).

“Knowledge” with respect to any entity, refers to the actual knowledge of such entity’s directors and officers in the ordinary course of their duties in such positions.

“Laws” means any and all statutes, laws, ordinances, rules, regulations, orders, permits, judgments, injunctions, decrees, case law and other rules of law enacted, promulgated or issued by any Governmental Entity.

“Letter of Transmittal” shall have the meaning set forth in Section 1.2(i).

“Loans” has the meaning set forth in Section 3.7(a).

“Loan Held for Sale” means a mortgage loan, including a construction loan and a mortgage loan that has closed but has not funded, secured by a Mortgage that is owned by First Chester or any First Chester Subsidiary Affiliate of First Chester at the time immediately prior to the Effective Date, and that is intended to be sold to an Investor in the ordinary course.

“Material Adverse Effect” shall mean, with respect to Tower or First Chester, any effect that (i) is material and adverse to the financial condition, results of operations or business of Tower and the Tower Subsidiaries taken as a whole, or First Chester and the First Chester Subsidiaries taken as a whole, respectively, or (ii) does or would materially impair the ability of either First Chester, on the one hand, or Tower, on the other hand, to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the transactions contemplated by this Agreement; provided that “Material Adverse Effect” shall not be deemed to include the impact of (a) changes in laws and regulations affecting banks or thrift institutions or their holding companies generally, or interpretations thereof by courts or governmental agencies, (b) changes in GAAP or regulatory accounting principles generally applicable to financial institutions and their holding companies, (c) actions and omissions of a party hereto (or any of its Subsidiaries) taken with the prior written consent of the other party, (d) the announcement of this Agreement and the transactions contemplated hereby, and compliance with this Agreement on the business, financial condition or results of operations of the parties and their respective subsidiaries, including the expenses incurred by the parties hereto in consummating the transactions contemplated by this Agreement, (e) changes in national or international political or social conditions including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, unless it uniquely affects either or both of the parties or any of their Subsidiaries (f) changes in the value of the securities or loan portfolio, or any change in the value of the deposits or borrowings, of Tower or First Chester, or any of the Tower Subsidiaries or the First Chester Subsidiaries, respectively, resulting from a change in interest rates generally, (g) changes in First Chester’s stock price or trading volume, or any failure by First Chester to meet internal or published projections, forecasts or revenue or earnings predictions for any period (it being agreed that the facts giving rise or contributing to any such failure may be a Material Adverse Effect); (h) the termination of any employees or independent contractors, or (i) in the case of First Chester and each First Chester Subsidiary, the issuance in and of itself of any orders or directives by any Bank Regulator (it being agreed that the underlying facts giving rise or contributing to the issuance of such orders or directives or the effects of the issuance of the orders or directives may be a Material Adverse Effect).

“Merger” has the meaning set forth in the recitals hereto.

“Merger Consideration” has the meaning set forth in Section 1.4(a).

“Mortgage” means, with respect to a Mortgage Loan, a mortgage, deed or trust or other security instrument creating a lien upon real property and any other property described therein which secures a Mortgage Note, together with any assignment, reinstatement, extension, endorsement or modification thereof.

“Mortgage Business” means the business of originating, brokering, marketing, making, purchasing, servicing and selling first-lien and subordinate-lien, closed-end and open-end residential mortgage loans by First Chester and the First Chester Subsidiaries.

“Mortgage Loan” means either a Loan Held for Sale, Serviced Loan, Portfolio Loan, Previously Disposed of Loan or Pipeline Loan.

“Mortgage Loan Documents” means, with respect to a Mortgage Loan, the Mortgage Note, Mortgage and all other documents relating to Mortgage Loans required to document and service the Mortgage Loan by Applicable Requirements, whether on hard copy, microfiche or its equivalent or in electronic format and, to the extent required by Applicable Requirements, credit and closing packages and disclosures.

“Mortgage Note” means, with respect to a Mortgage Loan, a promissory note or notes, or other evidence of indebtedness, with respect to such Mortgage Loan secured by a Mortgage or Mortgages, together with any assignment, reinstatement, extension, endorsement or modification thereof.

“Mortgaged Property” means (i) the real property and improvements thereon, (ii) the stock in a residential housing corporation and the lease to the related dwelling unit or (iii) a manufactured home and, as applicable, the real property upon which the home is situated, in each case that secures a Mortgage Note and that are subject to a Mortgage.

“Mortgage Servicing Portfolio” means the portfolio of Mortgage Loans serviced or to be serviced by First Chester pursuant to Servicing Agreements.

“Mortgagor” means, with respect to a Mortgage Loan, the borrower of such Mortgage Loan.

“OREO” has the meaning set forth in Section 3.7.

“Originator” means, with respect to any Mortgage Loan, the entity or entities that (i) took the relevant Mortgagor’s loan application, (ii) processed the relevant Mortgagor’s loan application and/or (iii) closed and/or funded such Mortgage Loan.

“PBGC” shall mean the Pension Benefit Guaranty Corporation, or any successor thereto.

“Person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity.

“Pipeline Loan” means each of those pending applications in process for a mortgage loan, including construction loans, to be secured by a first- or subordinate-lien on a one- to four-family residential property that has been registered on First Chester’s or any First Chester Subsidiary’s origination system by the Effective Date (including those Pipeline Loans that are pending with an Originator and that otherwise meet First Chester Group’s acquisition criteria for such Pipeline Loans) and that have not closed as of the Effective Date.

“Portfolio Loan” means a residential mortgage loan or Real Estate Owned, including construction loans, owned by First Chester or any First Chester Subsidiary which is not a Loan Held for Sale.

“Previously Disposed of Loans” means mortgage loans or any other type of loans or loan servicing rights that, as of any time, First Chester, any First Chester Subsidiary or any Affiliate of First Chester, or any predecessor in interest of First Chester, any First Chester Subsidiary or any Affiliate of First Chester, owned and subsequently sold, transferred or assigned and for which First Chester, any First Chester Subsidiary or any Affiliate of First Chester, retains contingent liability to third parties in accordance with the then current Applicable Requirements, including, without limitation, the obligation to repurchase or indemnify the purchaser pursuant to the applicable loan or servicing purchase agreement.

“Plans” has the meaning set forth in Section 3.12(a).

“Proxy Materials” has the meaning set forth in Section 3.4(a).

“Real Estate Owned” means any property acquired in the conduct of First Chester’s or any First Chester Subsidiary’s mortgage servicing activities as a result of foreclosure or any of the method of satisfaction of indebtedness (whether for First Chester’s or a First Chester Subsidiary’s own account or on behalf of an Investor or Insurer).

“Recourse” means any arrangement pursuant to which any member of the First Chester Group bears the risk to an Investor of any part of the ultimate credit losses incurred in connection with a default under or foreclosure of a Previously Disposed of Loan or a Serviced Loan, including liability for an early payment default, other than risk of loss based upon (i) a breach of any of the contractual representations, warranties or covenants or (ii) expenses, such as legal fees, in excess of the reimbursement limits, if any, set forth in the Applicable Requirements.

“Registration Statement” has the meaning set forth in Section 3.4(a).

“Regulatory Agreement” has the meaning set forth in Section 3.14.

“Regulatory Approvals” means the approval of any Bank Regulator that is necessary in connection with the consummation of the Merger and the related transactions contemplated by this Agreement.

“Representatives” has the meaning set forth in Section 6.3.

“Repurchase” has the meaning set forth in Section 3.19(g)(iv).

“SEC” means the Securities and Exchange Commission.

“Securities Act” has the meaning set forth in Section 3.20.

“Seller and Servicing Guides” means the (i) seller and servicing guides utilized by the Agencies and other Investors to which First Chester, any First Chester Subsidiary or any Affiliate of First Chester, has sold residential mortgage loans and/or which First Chester or any First Chester Subsidiary services residential mortgage loans and (ii) the manuals, guidelines and related employee reference materials utilized by First Chester, any First Chester Subsidiary or any Affiliate of First Chester, to govern its relationships with mortgage brokers, correspondent and wholesale sellers of loans or under which mortgage loans originated directly by First Chester, any First Chester Subsidiary or any Affiliate of First Chester, is made.

“Serviced Loan” means any mortgage loan with respect to which First Chester or any First Chester Subsidiary owns or provides Servicing.

“Servicing” means mortgage loan servicing and subservicing rights and obligations including one or more of the following functions (or portion thereof): (i) the administration and collection of payments for the reduction of principal and/or the application of interest on a mortgage loan, (ii) the collection of payments on account of taxes and insurance, (iii) the remittance of appropriate portions of collected payments, (iv) the provision of full escrow administration, (v) the pursuit of foreclosure and alternate remedies against a related mortgaged property, (vi) the administration and liquidation of Real Estate Owned, (vii) the right to receive the Servicing Compensation and any ancillary fees arising from or connected to the Serviced Loans, earnings on and other benefits of related custodial accounts and other related accounts maintained by First Chester or any First Chester Subsidiary pursuant to Applicable Requirements; and (viii) any other obligation related to servicing of mortgage loans required under any Servicing Agreement not otherwise described in the foregoing clauses.

“Servicing Agreements” means all agreements pursuant to which First Chester or any First Chester Subsidiary provides Servicing in connection Serviced Loans.

“Servicing Compensation” means any servicing fees and any excess servicing compensation to which First Chester or any First Chester Subsidiary is entitled to receive pursuant to any Servicing Agreement.

“Special Meetings” shall have the meaning set forth in Section 6.4.

“Subsidiary” means, with respect to any party, any corporation, partnership, limited liability company, trust or other organization or association, whether incorporated or unincorporated, which is consolidated with such party for financial reporting purposes.

“Superior Proposal” means any of the following involving First Chester or any First Chester Subsidiary: any written proposal made by a third party to acquire, directly or indirectly, including pursuant to a tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction, for consideration consisting of cash and/or securities, more than 50% of the combined voting power of the shares of First Chester Common Stock then outstanding or all or substantially all the assets of First Chester, and otherwise on terms which the Board of Directors of First Chester, determines in its good faith judgment (based on the opinion of Sandler O’Neill & Partners, L.P., or another financial advisor of nationally recognized reputation) to be more favorable to its shareholders than the Merger and for which financing, to the extent required, is then committed or which if not committed is, in the good faith judgment of its Board of Directors, reasonably capable of being obtained by such third party.

“Surviving Corporation” has the meaning set forth in Section 1.1.

“State Agency” means any state agency or other entity with authority to regulate the mortgage-related activities of the First Chester Group or to determine the investment requirements with regard to mortgage loan origination or purchasing performed by the First Chester or any First Chester Subsidiary.

“Tax” means any tax (including any income tax, capital gains tax, payroll tax, value-added tax, sales tax, property tax, gift tax, or estate tax), levy, assessment, tariff, duty (including any customs duty), deficiency, or other fee, and any related charge or amount (including any fine, penalty, interest, or addition to tax), imposed, assessed, or collected by or under the authority of any Taxing Authority or payable pursuant to any tax-sharing agreement or any other contract relating to the sharing or payment of any such tax, levy, assessment, tariff, duty, deficiency, or fee.

“Tax Return” means any return (including any information return), report, statement, schedule, notice, form, or other document or information filed with or submitted to, or required to be filed with or submitted to, any Taxing Authority in connection with the determination, assessment, collection, or payment of any Tax or in connection with the administration, implementation, or enforcement of or compliance with any law, regulation or other legal requirement relating to any Tax.

“Taxing Authority” means any:

(i) nation, state, county, city, town, village, district, or other jurisdiction of any nature;

(ii) federal, state, local, municipal, foreign, or other government;

(iii) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal);

(iv) multi-national organization or body; or

(v) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature.

“Tower” has the meaning set forth in the preamble hereto.

“Tower Adjustment Event” shall have the meaning set forth in Section 2.2.

“Tower Common Stock” shall mean the common stock, without par value, of Tower.

“Tower Disclosure Schedules” has the meaning set forth in Article IV.

“Tower Preferred Stock” has the meaning set forth in Section 4.2(a).

“Tower Stock Certificate” shall have the meaning set forth in Section 2.2(e).

“Tower Stock Plans” includes the Tower dividend reinvestment and stock purchase plan, employee stock purchase plan, equity incentive and director stock option plans and employee stock ownership plan.

“U.S. Anti-Money Laundering Laws” means the Bank Secrecy Act (12 U.S.C. §§ 5311 through 5332, inclusive, as amended), 12 U.S.C. §§ 5340 through 5342, inclusive, as amended, the International Money Laundering Abatement and Anti-Terrorism Financing Act of 2001 (Title III of Pub. L. No. 107-56 (effective October 26, 2001), as amended), and the rules and regulations of the U.S. Department of the Treasury or any other Governmental Authority thereunder.

“VA” means the United States Department of Veterans Affairs and any successor thereto.

“VA Loans” means residential mortgage loans that are guaranteed, or are eligible and intended to be guaranteed, by VA.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, Tower Bancorp, Inc. and First Chester County Corporation have caused this Agreement to be executed and delivered by their respective officers thereunto duly authorized as of the date first above written.

IN WITNESS WHEREOF, Tower Bancorp, Inc. and First Chester County Corporation have caused this Agreement to be executed and delivered by their respective officers thereunto duly authorized as of the date first above written.

ATTEST:		TOWER BANCORP, INC.

By:	/s/ Carl D. Lundblad	By:	/s/ Andrew S. Samuel
Name:	Carl D. Lundblad	Name:	Andrew S. Samuel
Title:	Secretary	Title:	Chief Executive Officer

ATTEST:		FIRST CHESTER COUNTY CORPORATION

By:	James M. Deitch	By:	John A. Featherman
Name:	James M. Deitch	Name:	John A. Featherman
Title:	Chief Operating Officer	Title:	Chief Executive Officer

EXHIBIT A – FORM OF VOTING AGREEMENT

Tower Bancorp, Inc.

112 Market Street

Harrisburg, PA 17101

Ladies and Gentlemen:

Tower Bancorp, Inc. (“Tower”) and First Chester County Corporation (“First Chester”) have entered into an Agreement and Plan of Merger dated as of December     , 2009 (the “Merger Agreement”), pursuant to which, subject to the terms and conditions set forth therein, (a) First Chester will merge with and into Tower, with Tower surviving the merger (the “Merger”); and (b) shareholders of First Chester will receive common stock of Tower, all as stated in and pursuant to the terms and conditions of the Merger Agreement.

Tower has requested, as a condition to its execution and delivery to First Chester of the Merger Agreement, that the undersigned, being a director and/or executive officer of First Chester and/or First National Bank of Chester County (“FNB”), execute and deliver to Tower this Letter Agreement.

The undersigned, in order to induce Tower to execute and deliver to First Chester the Merger Agreement, and intending to be legally bound, hereby irrevocably:

(a) agrees to be present (in person or by proxy) at all meetings of shareholders of First Chester called to vote for approval of the Merger so that all shares of common stock of First Chester over which the undersigned or a member of the undersigned’s immediate family now has sole or shared voting power (other than shares voted in a fiduciary capacity on behalf of a person who is not an immediate family member) will be counted for the purpose of determining the presence of a quorum at such meetings and to vote, or cause to be voted, all such shares (i) in favor of approval and adoption of the Merger Agreement and the transactions contemplated thereby (including any amendments or modifications of the terms thereof approved by the Board of Directors of First Chester), and (ii) against approval or adoption of any other merger, business combination, recapitalization, partial liquidation or similar transaction involving First Chester, it being understood that as to immediate family members, the undersigned will use his/her reasonable efforts to cause the shares to be present and voted in accordance with (i) and (ii) above;

(b) agrees not to vote or execute any written consent to rescind or amend in any manner any prior vote or written consent, as a shareholder of First Chester, to approve or adopt the Merger Agreement;

(c) agrees not to sell, transfer or otherwise dispose of any common stock of First Chester on or prior to the date of the meeting of First Chester shareholders to vote on the Merger Agreement, except for transfers to charities, charitable trusts, or other charitable organizations under Section 501(c)(3) of the IRC, lineal descendant or a spouse of the undersigned, or to a trust or other entity for the benefit of one or more of the foregoing persons, provided that the transferee agrees in writing to be bound by the terms of this Letter Agreement; and

(d) represents that the undersigned has the capacity to enter into this Letter Agreement and that it is a valid and binding obligation enforceable against the undersigned in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting creditors’ rights and general equitable principles.

The obligations set forth herein shall terminate concurrently upon the earlier of (a) the approval of the Merger by the shareholders of First Chester and (b) any termination of the Merger Agreement.

[signature follows on next page]

The undersigned intends to be legally bound hereby.

Sincerely,

Signature

Print Name

EXHIBIT B – LOAN MODIFICATION AGREEMENT

LOAN AND NOTE MODIFICATION AGREEMENT

THIS LOAN AND NOTE MODIFICATION AGREEMENT (this “Agreement”) is made as of the      day of December, 2009, by and between FIRST CHESTER COUNTY CORPORATION (the “Borrower”) and GRAYSTONE TOWER BANK (the “Bank”).

WITNESSETH:

WHEREAS, pursuant to the terms and conditions of a Loan Agreement dated November 20, 2009 by and between the Borrower and the Bank (the “Loan Agreement”), a Promissory Note of even date therewith made by the Borrower for the benefit of the Bank (the “Note”), and various other documents executed by or on behalf of the Borrower including, without limitation, that certain Stock Pledge Agreement dated November 20, 2009 (the “Pledge Agreement”) (together with the Loan Agreement, Note and the Pledge Agreement, the “Loan Documents”), the Bank extended to the Borrower a non-revolving term loan (the “Loan”) in the principal amount of $4,000,000.00 (the “Loan Amount”); and

WHEREAS, the Borrower and Tower Bancorp, Inc., parent company of the Bank (“Tower”), are parties to that certain Agreement and Plan of Merger of even date herewith providing for the merger of the Borrower with and into Tower (the “Merger Agreement”); and

WHEREAS, the Borrower has requested that the Loan Amount be increased by a maximum of $22,000,000 in order to permit it to contribute such additional loan proceeds to its primary operating subsidiary, First National Bank of Chester County (“First National”), solely for purposes of satisfying First National’s minimum regulatory capital requirements; and

WHEREAS, the Bank has agreed to grant such request upon the terms and conditions provided herein.

NOW THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties, intending to be legally bound, agree as follows:

1. Loan Modification. Upon and subject to the terms and conditions of this Agreement, the Loan Amount is hereby increased by up to $22,000,000 such that the Loan Amount shall be Twenty-six Million Dollars ($26,000,000) or such lesser amount actually disbursed pursuant to Section 3 hereof. In furtherance thereof:

(a) Loan Agreement. The term “Loan,” as defined in the Loan Agreement, and any and all references to the “principal amount” of the Loan or other like terms is hereby amended to mean Twenty-six Million Dollars ($26,000,000) or such lesser amount actually disbursed pursuant to Section 3; provided, however, that the fee to be paid by the Borrower to the Bank in the event of an Event of Default, as defined in the Loan Agreement, arising under Section 7.01(e) thereof shall remain at ten percent (10.00%) of the original face amount of the Note (i.e., $400,000).

(b) Note. The “principal amount” as set forth in the Note is hereby amended to mean Twenty-six Million Dollars ($26,000,000) or such lesser amount actually disbursed pursuant to Section 3, and all numeric references to the principal amount or other like terms shall mean $26,000,000 or such lesser amount actually disbursed pursuant to Section 3, and interest on the part of the principal amount from time to time remaining outstanding and unpaid under the Note shall accrue at the rate of six percent (6.00%) per annum, as reduced from the original twelve percent (12.00%) stated therein.

(c) Pledge Agreement. The Pledge Agreement is hereby amended such that the term “Loan,” as defined in the Pledge Agreement, and any and all references to the “face amount” of the Note secured by the

Pledge Agreement or other like terms shall mean Twenty-six Million Dollars ($26,000,000) or such lesser amount actually disbursed pursuant to Section 3, and the term “Obligations” set forth in the Pledge Agreement shall be construed to expressly include the Borrower’s obligation to repay to the Bank all sums owing under the Note, as modified hereby.

(d) Other Loan Documents. The other Loan Documents are hereby amended such that any and all references therein to the principal amount of the Loan shall mean Twenty-six Million Dollars ($26,000,000) or such lesser amount actually disbursed pursuant to Section 3.

2. Event of Default. Each of the Loan Documents is hereby amended to provide that any termination of the Merger Agreement pursuant to Section 8.1 thereof shall immediately constitute an “Event of Default” or “Default” under each of the Loan Documents, as applicable, including, without limitation, the Note and Pledge Agreement.

3. Disbursement. Each of the Loan Documents is hereby amended to provide that the Loan is to be used solely for purposes of enabling First National to satisfy its minimum regulatory capital requirements, as established by the Office of the Comptroller of the Currency (the “OCC”). The Borrower shall not request, and the Bank shall have no obligation to disburse, funds under the Loan Documents in excess of the amount that the Bank deems, in its sole and absolute discretion after consultation with First National and the OCC, necessary to satisfy the minimum regulatory capital requirements of First National (after taking into consideration any other financing arrangements or other agreements by and between Bank, Borrower or First National, including, but not limited to, that certain loan participation agreement dated December     , 2009 by and between Bank and First National).

4. Exempt Capital Raising Event. The Bank hereby agrees that the Loan, as modified hereby, and the use of the additional proceeds thereof by Borrower for purposes of increasing the regulatory capital of First National, shall not be deemed a “capital raising event” within the meaning of Section 2.04 of the Loan Agreement.

5. Other Terms. Other than the amendments set forth in Sections 1, 2 and 3 of this Agreement, all other terms and conditions of the Loan Agreement, the Note, the Pledge Agreement and the other Loan Documents shall remain unchanged and in full force and effect.

6. Warranties and Representations. As an inducement to the Bank to enter into this Agreement, the Borrower makes the following representations and warranties to the Bank and acknowledges its justifiable reliance thereon:

(a) the Borrower is not in default under the Loan Agreement, the Note, the Pledge Agreement or any of the other Loan Documents, and the Borrower is in full compliance with all of the terms and conditions thereof;

(b) no event exists, or is likely to exist in the future, which with the passage of time, notice, or both, will constitute a default under the Loan Agreement, the Note, the Pledge Agreement or any of the other Loan Documents;

(c) all warranties and representations previously made to the Bank by the Borrower remain true, accurate and complete;

(d) there have been no material adverse changes in the Borrower’s finances or operations which would cause the Borrower to be in default under any of the financial covenants contained in the Loan Documents; and

(e) all Loan Documents, as modified and amended herein, are the valid and binding obligations of the Borrower and are fully enforceable in accordance with their terms.

7. Borrower’s Deliverables. As an inducement to the Bank to enter into this Agreement:

(a) the Bank shall have received on the date hereof from Borrower’s counsel, an opinion, dated the date hereof, in form and substance satisfactory to the Bank, opining that this Agreement has been duly and validly authorized, executed and delivered on behalf of the Borrower, and the Agreement and Loan Documents represent binding obligations of Borrower enforceable against Borrower in accordance with their respective terms, as such terms have been modified hereby; and

(b) certified copies of all corporate action taken by the Borrower, including resolutions of its Board of Directors authorizing the execution, delivery and performance of this Agreement and the Loan Documents, as amended hereby, together with a certificate of the Secretary of the Borrower certifying the names and true signatures of the officers of the Borrower authorized to sign this Agreement.

8. No Novation. The parties hereto do not intend that the amendment of the Loan Agreement, the Note, the Pledge Agreement or any of the other Loan Documents as described herein shall create or effect a novation.

9. Incorporation. The terms and conditions of the Loan Agreement, the Note, the Pledge Agreement and the other Loan Documents are incorporated by reference and made a part hereof, as if fully set forth herein. In the event of any inconsistencies between this Agreement and any other Loan Document, the terms and conditions of the other Loan Document shall control, except to the extent expressly modified in this Agreement. Capitalized terms not otherwise defined herein shall have the meanings attributed thereto in the Loan Agreement.

10. Binding Agreement. This Agreement shall be legally binding upon and shall inure to the benefit of the Borrower and the Bank, and their respective successors and permitted assigns.

11. Choice of Law. This Agreement shall be governed by the laws of the Commonwealth of Pennsylvania.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered by their proper and duly authorized officers as of the day and year first above written.

FIRST CHESTER COUNTY CORPORATION

By:
Name:	James M. Deitch
Title:	Chief Operating Officer

GRAYSTONE TOWER BANK

By:
Name:
Title:

EXHIBIT C – LOAN PARTICIPATION AGREEMENT

PARTICIPATION AGREEMENT

THIS PARTICIPATION AGREEMENT is made this      day of December, 2009, by and between FIRST NATIONAL BANK OF CHESTER COUNTY, a national banking association (“Lead Lender”), and GRAYSTONE TOWER BANK, a Pennsylvania state-chartered bank (“Participant”).

RECITALS

Certain of the terms and words used in these Recitals and in the following Agreement are defined in Section 1 of this Participation Agreement.

WHEREAS, Lead Lender has made the Loans to the Borrowers; and

WHEREAS, Participant has agreed to purchase from Lead Lender a participation interest in Lead Lender’s rights and obligations under the Loans upon the terms and conditions herein contained.

AGREEMENT

NOW, THEREFORE, the parties hereto, in consideration of the mutual covenants herein contained, and intending legally to bind themselves and their respective successors and assigns, do hereby agree as follows:

1. Definitions. For purposes of this Participation Agreement, the following terms and words shall have the meanings indicated.

(a) “Agreement” shall mean this Participation Agreement.

(b) “Borrowers” shall mean the pool of residential mortgage and commercial loan customers identified by account number on Exhibit A attached hereto.

(c) “Collateral Security” shall mean all real and personal property in which Lead Lender has been or may hereafter be granted a lien or security interest under the Loan Documents.

(d) “Collections” shall mean individually and collectively, all principal, interest, commitment fees, and other monies received by the Lead Lender from a Borrower with respect to a Loan, in the form of voluntary payments by the Borrower.

(e) “FHA” shall mean the Federal Housing Administration.

(f) “FHA Lenders” shall mean any lender approved by the FHA to sell, service or originate FHA insured mortgage loans.

(g) “HUD” shall mean the United States Department of Housing and Urban Development.

(h) “Lead Lender” shall have the same meaning as set forth in the introduction above.

(i) “Loan Documents” shall mean, as applicable, the Mortgages, the Notes evidencing the Loans, and all other agreements, suretyships, guarantees, assignments and other documents pertaining to the Loans.

(j) “Loans” shall mean each of the residential mortgage and commercial loans originated by the Lead Lender to the Borrowers in which Participant has agreed to purchase a participation interest, as identified on Exhibit A attached hereto, as amended from time to time.

(k) “Mortgaged Property” shall mean the real property securing a Loan pursuant to a deed of trust or mortgage.

(l) “Mortgages” shall mean the residential mortgages or deeds of trust executed by the Borrowers as security for the Loans.

(m) “Notes” shall mean the promissory notes given by the Borrowers in favor of the Lead Lender evidencing the Loans.

(n) “Participant” shall have the same meaning as set forth in the introduction above.

(o) “Participation Share” shall have the same meaning as set forth in Section 2(a).

(p) “Payment Date” is the date on which Collections or Recoveries are applied to Borrower’s account; the Participant’s share of such Collections or Recoveries is to be remitted to Participant as of each Payment Date.

(q) “PMI” shall mean mortgage insurance issued by any entity other than an agency, department or other division of the United States government.

(r) “PMI Companies” shall mean companies issuing PMI approved by Lead Lender, and being a member company of Mortgage Insurance Companies of America.

(s) “Recoveries” shall mean individually and collectively, all principal, interest, fines, penalties, costs, and other monies (including non-cash proceeds) received by the Lead Lender from Borrower with respect to a Loan, other than in the form of voluntary payments by the Borrower including, without limitation, (A) condemnation awards for total or partial condemnation; (B) proceeds or recoveries under insurance policies, title policies, or bonds or commitments of third parties; or (C) proceeds from enforcement of the Loan Documents against the Borrower or any guarantor, or from the liquidation of any security for the payment of the Loan, including any Mortgaged Property.

(t) “VA” shall mean the Department of Veterans Affairs.

(u) “VA Guaranty” shall mean a guaranty of the United States of an eligible home mortgage loan on behalf of an eligible veteran for a one to four family home to be occupied by the veteran pursuant to the Servicemen’s Readjustment Act of 1944.

(v) “VA Lenders” shall mean an “automatic lender” under 38 C.F.R. § 36.4301, an “automatic lender” being a lender that may process a loan or assumption to be guaranteed by a VA Guaranty without submitting the credit package for such Loan to the VA for underwriting review.

2. Sale of Participation.

(a) Lead Lender hereby sells, assigns, transfers and delivers to Participant, and Participant hereby purchases from Lead Lender, a one hundred percent (100%) participation interest in the Loans (the “Participation Share”) at a discount of     % of the principal and interest owing under the Loans as set forth on Exhibit A attached hereto. In consideration of the Participation Share, Participant agrees to pay to Lead Lender cash in an amount equal to     % of the amount of principal and interest actually owing under the Loans, as set forth on Exhibit A, in lump sum or in such installments as Lead Lender directs.

(b) The maximum aggregate price to be paid by Participant for participation interests to be purchased hereunder shall in no event exceed $100 million; provided, however, Participant shall be under no obligation to purchase any minimum amount of participation interests hereunder.

(c) Participant’s participation shall be a continuing proportionate interest to the extent of Participant’s contributions to the principal amount of the Loans, less the agreed upon discount, and shall be evidenced by a Participation Certificate in the form attached hereto as Exhibit B.

(d) THIS PARTICIPATION CONSTITUTES THE SALE OF A PROPORTIONATE OWNERSHIP INTEREST IN THE LOANS AT AN AGREED UPON DISCOUNT AND SHALL IN NO WAY BE CONSTRUED AS AN EXTENSION OF CREDIT BY THE PARTICIPANT TO THE LEAD LENDER.

3. Participation Share in Loans.

(a) Lead Lender shall have the exclusive right to receive, on behalf of Participant, all Collections under the Loans and shall apply the same to the respective Borrower’s account. Collections under the Loans shall be applied pro rata as between the Lead Lender and Participant first to reduce Participant’s Participation Share. Such Collections will be remitted to Participant as of each Payment Date. Lead Lender shall not apply Collections under the Loans to Lead Lender’s account until Participant’s Participation Share has been reduced to zero.

(b) Lead Lender shall have the exclusive right to receive, on behalf of Participant, all Recoveries with regard to the Loans, and shall apply the same to the Borrower’s account, reducing proportionally, the amount of Participant’s Participation Share. Such Recoveries will be remitted to Participant as of each Payment Date.

(c) Lead Lender shall pay to Participant a late charge equal to fifteen percent (15%) of the aggregate Collections and Recoveries due as of each Payment Date in the event that any payment is not received by Participant within three (3) business days of such respective Payment Date.

4. Representations and Warranties of Lead Lender. Lead Lender represents and warrants to Participant as follows:

(a) Lead Lender has in its possession the originals of all of the Loan Documents;

(b) Lead Lender is the sole owner of each of the Loans and has the full right, power and authority to assign, transfer and convey the Loans (or any interest in the Loans) free and clear of all liens, claims and encumbrances upon such Loans, without notice to or consent of any person, entity or governmental authority, and has taken all action, corporate or otherwise, necessary to authorize it to enter into and execute this Agreement;

(c) Lead Lender has not knowingly done or omitted to do or suffered or permitted anything to be done or omitted to be done which materially or adversely affects the validity or enforceability of the Loan Documents or the priority of the liens and security interests created by the Loan Documents;

(d) With respect to each Borrower having executed and delivered a Mortgage in connection with a Loan, such Borrower’s credit worthiness is of a quality generally acceptable to VA Lenders, FHA Lenders or PMI Companies in the West Chester, Pennsylvania market area;

(e) As to each of the Loans, all applicable federal and state laws, rules, and regulations, as from time to time amended, have been complied with, including, but not limited to the following, as applicable: applicable usury limitations, laws and regulations generally applicable to the business of residential mortgage and commercial lending, the Real Estate Settlement Procedures Act, the Equal Credit Opportunity Act, the Flood Disaster Protection Act, the Truth-in-Lending Act of 1968, and regulations issued pursuant thereto;

(f) Each Loan secured by a Mortgage was properly closed by a reputable title insurance company;

(g) Each of the Loan Documents has been executed by the Borrower a party thereto, acknowledged and recorded where appropriate, and is the legal, valid and binding obligation of such Borrower, enforceable in accordance with its terms and there is as of the date hereof no offset, defense, or counterclaim with respect to the respective Note or any of the other Loan Documents;

(h) Each Loan is secured by a valid and enforceable first lien on the respective Collateral Security or Mortgaged Property, as applicable, in the full amount of the respective Note and complies with all applicable lending laws and regulations;

(i) Each Borrower has duly executed and delivered appropriate evidence indicating that the Borrower has received any and all disclosure materials as required by applicable law and regulations;

(j) The full original principal amount of each Loan has been advanced to the Borrower, and all costs, fees and expenses incurred in making, closing, and recording the Loan have been paid;

(k) Each Loan in an original principal amount greater than eighty percent (80%) of the purchase price paid by the Borrower for any Mortgaged Property is either (i) validly insured by HUD or FHA; (ii) validly insured by a PMI Company; or (iii) validly guaranteed by the United States pursuant to a VA Guaranty;

(l) With respect to each Loan secured by a Mortgage, there is in force a paid-up mortgagee policy of title insurance on each Loan in an amount not less than the outstanding principal balance of the Loan, affirming that the Borrower has fee simple, indefeasible title to the Mortgaged Property and insuring the validity and priority of Lead Lender’s first lien securing the Loan, and such mortgagee policy of title insurance does not contain any exceptions to or defects in title not otherwise disclosed to and approved by Participant in writing;

(m) There is in force on each Mortgaged Property such flood insurance policy as is required under the Flood Disaster Protection Act of 1973, as amended, and other regulations;

(n) The improvements on any real property securing each Loan are kept insured by hazard insurance policies issued by insurers of recognized national standing: (i) in an amount not less than the outstanding principal balance of the Loan, or in such other amount specified or required by the applicable PMI Company, the FHA, HUD or the VA, as applicable; (ii) of a type substantially in the form of and at least as protective as the fire and extended coverage contained in the “Standard” loss mortgage clause which provides that Lead Lender’s hazard insurance is not invalidated by acts of the mortgagor; and (iii) containing suitable provisions for payment on all present and future Loans on the Mortgaged Property in order of precedence;

(o) As of the date hereof, to the best of Lead Lender’s knowledge, no Mortgaged Property is or has been affected by any condition arising from the presence of any dangerous, toxic or hazardous pollutants, chemicals, wastes, or substances;

(p) Each Loan secured by a Mortgage was made for the purchase of a one to four family residential real property;

(q) Lead Lender has no knowledge of the occurrence of any events of default under the Loan Documents;

(r) No Loan has been classified on the books of Lead Lender;

(s) Each Loan is presently on accrual status;

(t) The terms of each Loan have not previously been renegotiated as a result of a prior deterioration of the respective Borrower’s financial condition;

(u) Lead Lender is not aware of, has not been advised of, and has no reason to believe that any facts or circumstances exist that would cause it to be deemed to be operating in violation in any material respect of the Bank Secrecy Act, the Patriot Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control and any other applicable anti-money laundering statute, rule or regulation;

(v) Lead Lender has implemented an anti-money laundering program that contains adequate and appropriate customer identification program (“CIP”) procedures that comply with Section 326 of the Patriot Act and such anti-money laundering program meets the requirements in all material respect of Section 352 of the Patriot Act and the regulations thereunder; and

(w) Lead Lender has made available to Participant copies of all relevant credit and other information currently in possession of Lead Lender that was used by the Lead Lender as a basis for its decision to make the Loans.

Lead Lender makes no representations or warranties to Participant, whether expressed or implied, as to the collectibility of the Loans, the continued solvency of the Borrowers, or the sufficiency or value of the Mortgaged Property or Collateral Security.

5. Documentation. Upon request, Lead Lender will immediately deliver to Participant a copy of Lead Lender’s documentation with any Borrower, and will deliver to Participant copies of all future amendments thereto. Lead Lender shall retain the physical possession of the original Loan Documents, title evidence and certificates of insurance, and Participant shall have the right at any reasonable time, during normal business hours, to inspect and examine the same, as well as the books and records maintained by Lead Lender on account of the Loans. Lead Lender shall not:

(a) be responsible in any manner to Participant for the collectibility of the Loans; or

(b) be under any obligation to Participant to ascertain or to inquire as to the performance or observance of any of the terms, covenants or conditions thereof on the part of the Borrowers, or for the financial condition of the Borrowers, or the existence or possible existence of any event of default under and as defined by the Loan Documents.

6. Administration.

(a) The Loans shall be held by Lead Lender and dealt with in the name of Lead Lender on behalf of Participant. Lead Lender will service and manage the Loans in the ordinary course of business. Collections and Recoveries received by Lead Lender on behalf of Participant shall be held in trust until distributed in accordance with this Agreement.

(b) Until the principal and interest of each Loan is paid in full, Lead Lender will:

(i) Proceed diligently to collect all payments due under the terms of the Loan Documents;

(ii) Keep a complete, accurate and separate account of and properly apply all sums collected by it from the Borrower on account of each Loan for: principal and interest, taxes, assessments and other public charges, ground rents, hazard insurance premiums, PMI premiums, guaranty fees and FHA insurance premiums due under any applicable FHA insurance contract, each as applicable, and upon request by Participant, furnish Participant with evidence acceptable to Participant of all expenditures for taxes, assessments and other public charges, ground rents, hazard insurance premiums, PMI premiums, guaranty fees and FHA insurance premiums; and

(iii) Promptly pay to the proper parties, with funds received by Borrowers intended for such matters, all taxes and governmental assessments and hazard insurance and, if applicable, mortgage insurance premiums or guaranty fees on any Mortgaged Property.

7. Consent. Lead Lender shall not, without the prior written consent of Participant:

(a) make or consent to any alteration or amendment of the terms of the Loan Documents or related instruments;

(b) make or consent to any release, substitution or exchange of any collateral securing any of the Loans, including, without limitation, any Collateral Security or Mortgaged Property;

(c) accelerate, except upon default, or postpone any payment of principal or interest, or extend the maturity of any of the Loans;

(d) sell, assign, release or transfer any collateral securing any of the Loans (except upon immediate remittance of Participant of its respective interest therein);

(e) waive, release or discharge any claim upon a Borrower or any guarantor in connection with any of the Loans;

(f) consent to or waive any event of default under any of the Loans;

(g) consent to the reduction of any amount payable under any of the Loans;

(h) consent to any reduction in any fixed interest rate applicable under any of the Loans; or

(i) increase the amount of or reinstate any of the Loans.

8. Default of Borrower. In the event of default by a Borrower in the payment of any installment of principal or interest, Lead Lender shall not be required to remit principal or interest to Participant until collected from Borrower or for Borrower’s account. In the event of the inability of Lead Lender to collect the Loan after exercising reasonable efforts to do so, Lead Lender agrees to give prompt notice to Participant, and the Lead Lender shall take any and all steps required by Participant in the handling of said default from the inception thereof until said default is cured, the Collateral is seized, or the Mortgaged Property is foreclosed. Lead Lender may, but is not obligated, to buy the Mortgaged Property at the foreclosure sale, or to accept a deed in lieu of foreclosure, and to manage any Mortgaged Property acquired in liquidation and to maintain it, provided that Lead Lender may not both reject a deed in lieu of foreclosure and decline to bid for the Mortgaged Property at foreclosure sale without first obtaining the written consent of Participant. Lead Lender and Participant shall share ratably in the income and expense incurred in payment of taxes, insurance premiums, waste prevention, repairs, maintenance, foreclosure, collection fees and costs, attorneys’ fees and other similar expenses. Participant agrees to pay promptly its proportion of any such necessary expenses. Lead Lender shall not improve, sell or dispose of any Collateral Security or Mortgaged Property so acquired without written approval of Participant.

9. Not Partners. It is agreed that Lead Lender and Participant are not partners or joint venturers, and that Lead Lender is not to act as agent for the Participant, but is to act in all matters hereunder for the Participant as an independent contractor with duties as defined herein in administering the Loans.

10. Liability. Lead Lender shall exercise the same degree of care and discretion in servicing the Loan and in collecting payments as the Lead Lender ordinarily exercises in the servicing of loans and the collection of payments solely for its own account. Lead Lender does not assume and shall have no responsibility or liability, express or implied, for the collectibility of the Loans, or the financial condition of Borrower or any obligor, or the collateral or any credit or other information furnished by Lead Lender to Participant, except as represented in Section 4 hereof.

Each party hereto agrees to indemnify and hold the other harmless from and against the other’s share of any and all loss, cost, liability, damages, penalties, actions, suits and expenses (including reasonable attorneys’ fees and other legal expenses) which may be imposed upon, asserted against, paid or incurred by such party at any time or from time to time in connection with the prosecution or defense of any suit relating to or arising out of the Loan Documents or any default by the other party under this Agreement.

If Participant shall default in or otherwise fail to meet its obligations under this Agreement, including without limitation its obligation to advance funds to Lead Lender, all of Participant’s rights under this Agreement shall be suspended for so long as Participant is in default. Participant’s obligations to Lead Lender under this paragraph shall extend to Lead Lender’s being held liable to Borrower or any third party for breach of any duty or obligation, either express or implied, in contract or otherwise. If the indemnity provided by this Agreement for any purpose shall become impaired, Lead Lender may call for additional indemnity and may cease to perform the acts with respect to which the indemnity is impaired until such additional indemnity is received. All indemnification obligations of Participant to Lead Lender pursuant to this Agreement shall survive the termination or expiration of this Agreement or Lead Lender’s purchase of Participant’s participating interest. Notwithstanding any provision herein to the contrary, Participant shall have no obligation hereunder to indemnify Lead Lender for any liability resulting, in whole or in part, from Lead Lender’s gross negligence or willful misconduct.

If Lead Lender shall default in or otherwise fail to meet its obligations under this Agreement, or if any proceeding is commenced that involves the dissolution, termination of existence, insolvency, or business failure of Lead Lender, or the appointment of a receiver of any part of the property of Lead lender, or the assignment for the benefit of creditors of Lead Lender, or if any proceeding is commenced under any bankruptcy or insolvency law, State or Federal, by or against Lead Lender, Participant shall have the right to notify each or any Borrower or any entity liable for payment of any Loan in whole or in part of Participant’s participation interest in the Loan and to demand and receive payment from them to the extent of Participant’s participation interest in the Loan, and Lead Lender shall, at the option and upon demand of Participant, assign and deliver to Participant, or its designee, all original Loan Documents held by Lead Lender. After any such assignment, all matters relating to the Loan, the security therefore and the Loan Documents shall be determined in the sole discretion of Participant, or its designee, with the same force and effect as if Participant owned the entire Loan.

Neither Lead Lender nor any of its shareholders, directors, officers, employees or agents shall be liable to Participant for any obligation, undertaking or error of judgment of a Borrower, any guarantor or any other person, or for any error of judgment or any action taken or omitted to be taken by Lead Lender, or be bound to ascertain or inquire as to the performance or observance of any term of any Loan Document, except that Lead Lender shall be liable for its own gross negligence and willful misconduct. Without limiting the generality of the foregoing, Lead Lender:

(a) may consult with legal counsel, accountants, financial advisers and other consultants and experts selected by Lead Lender and shall not be liable for any action taken or omitted to be taken in good faith in accordance with the advice of such counsel and advisers;

(b) shall incur no liability under or in respect of any such agreement, document or collateral by acting upon any notice by telephone or otherwise, or writing (including telex and telegraphic communication) believed by Lead Lender in good faith to be signed or sent by the proper party or person;

(c) makes no warranty or representation and shall not be responsible for any warranty or representation made in or in connection with any Loan Document, or for the financial condition of any Borrower, any guarantor or any other person, or for the value of any collateral or for the observance or performance of any obligations of any Borrower or any other person or entity, except for such representations and warranties made expressly herein; and

(d) makes no warranty or representation with respect to and shall not be responsible for the collectibility of any of the Loans.

11. Other Transactions Between Lead Lender and Borrowers. Lead Lender may accept deposits from, lend money to, act as trustee under indentures for, and generally engage in any kind of business with any Borrower, any guarantor, and their respective subsidiaries, owners, partners and affiliates if any, (collectively, “Borrower’s Affiliates”) and any person who may do business with or own interests in any of them. Participant shall have no interest in any property taken as security for any other loans or any credits extended to Borrower or any of Borrower’s Affiliates by Lead Lender other than pursuant to the Loans which are the subject of this Agreement.

12. Other Provisions.

(a) The Participant does hereby warrant and represent to the Lead Lender that the Participation Share purchased by the Participant hereunder has been purchased for its own account, for investment purposes in the ordinary course of its commercial banking business. Accordingly, the Participant shall not sell, pledge, assign or otherwise transfer, alienate or encumber all or any portion of its Participation Share or any of its rights or obligations under this Agreement without the prior written consent of the Lead Lender, which consent will not be unreasonably withheld or delayed. In the event the Participant receives a bona fide offer to purchase all or a portion of the Participant’s Participation Share prior to Participant’s acceptance thereof, Lead Lender shall have the right of first refusal to repurchase the Participant’s Participation Share (or the amount of the Participant’s Participation Share which is the subject of said offer) at the same terms and conditions as such offer. In the event Lead Lender does not exercise its right of first refusal within ten (10) days, then Participant shall have the option, in its discretion, to accept the third party offer. Notwithstanding the foregoing, the Participant shall be entitled to assign all of its right, title and interest to an affiliated entity, provided that the Participant continues to be obligated to perform its obligations hereunder and that any transferee takes such Participation Share subject to the rights of Lead Lender established herein.

(b) Lead Lender shall not pledge, assign, sub-participate, or otherwise transfer, its rights under this Agreement, any Collateral Security, Mortgaged Property, or any portion of the Loans without procuring in advance the written consent of the Participant, which consent may be withheld in Participant’s discretion.

(c) Nothing herein contained shall confer upon either party hereto any interest in or subject either party to any liability for, the assets or liabilities of the other, except only as to the Loans.

(d) All notices shall be in writing and mailed to the respective parties at the addresses designated by the parties from time to time.

(e) The Lead Lender agrees that the proceeds of any Collateral Security or Mortgaged Property shall be applied first to the payment of the related Loan. Any excess proceeds may be applied by the Lead Lender to the payment of any other and/or additional loans then owing to the Lead Lender that may be indirectly secured by such Collateral Security or Mortgaged Property as a result of the inclusion of “cross collateralization” provisions in the Loan Documents executed in connection with the Loans or the other loans. Furthermore, Lead Lender will exercise all rights of set off first to the payment of the Loans.

13. Additional Obligations of Lead Lender.

(a) The Lead Lender shall promptly notify the Participant should the Lead Lender learn or have any knowledge of the following:

(i) any change in the financial condition of any Borrower, or any co-maker, guarantor or endorser under any of the Loans, which may have a material adverse affect upon continuation of payments under any of the Loans or any of the Loans’ ultimate collectibility;

(ii) any material change in the value of any Collateral Security or Mortgaged Property;

(iii) any change in lien status affecting any Collateral Security or Mortgaged Property;

(iv) any request by a Borrower, or by any co-maker, guarantor or surety under any of the Loans, for the release, substitution or exchange of any Collateral Security or Mortgaged Property;

(v) any request by a Borrower, or by any co-maker, guarantor or endorser under any of the Loans, for the release of any personal obligations of any such party under the Loan;

(vi) any request by the Lead Lender for any change in the terms and conditions of any Loan, or in the terms of any Loan Document;

(vii) any request by the Lead Lender for substitution or exchange of any Collateral Security or Mortgaged Property or for additional collateral;

(viii) any failure by a Borrower to pay principal and/or interest payments under any Loan when due; and/or

(ix) the occurrence of any other event, which with the passage of time and/or failure to cure, would constitute an event of default under a Loan or under any Loan Document.

(b) As long as the Participant continues to have an ownership interest in any of the Loans, the Lead Lender agrees to provide the Participant, upon request, with complete and current credit related and other information concerning any Borrower, any Loan, Collateral Security, or Mortgaged Property, including without limitation, copies of:

(i) the records of the Lead Lender reflecting the amounts and dates of receipt of principal and interest payments under the Loan;

(ii) any information and/or documents in possession of the Lead Lender applicable to the existence, value and lien status of the Collateral Security or Mortgaged Property;

(iii) any additional factual information and/or documents in possession of the Lead Lender bearing upon the continuing creditworthiness of the Borrower.

(c) Upon request of Participant, Lead Lender will provide a certification to Participant that it has implemented its anti-money laundering program and that it or its agent has performed or will perform all material aspects of its CIP procedures with respect to each of the Borrowers.

(d) The Lead Lender agrees to notify in writing the Anti-Money Laundering Compliance Officer of the Participant if it becomes aware of any suspicious activity or pattern of activity by the Borrower that may require further review to determine whether it is suspicious in connection with the Participant, provided that the Participant has previously provided the required notice to the Department of the Treasury, Financial Crimes Enforcement Network (“FinCEN”) to engage in the sharing of information with other financial institutions or associations of financial institutions regarding individuals, entities, organizations, and countries, as permitted by subsection 314(b) of the Patriot Act and the implementing regulations, 31 CFR 103.110.

14. Interpretation of Agreement. This document contains the entire agreement between the parties hereto relative to the participation of the Loans and cannot be modified in any respect except by an agreement in writing signed by both parties. The invalidity of any portion of this Agreement shall in no way affect the balance thereof. This Agreement shall remain in effect so long as the Loans remain outstanding. The provisions of this Agreement shall be binding upon and inure to the benefit of Lead Lender and Participant.

15. Governing Law. It is agreed that the laws of the Commonwealth of Pennsylvania shall be applicable to the interpretation of this Agreement and to any right or liability arising hereunder.

[signature page follows]

IN WITNESS WHEREOF, each party has caused this instrument to be signed in its corporate name on its behalf by its proper officials duly authorized the day and year first above written.

LEAD LENDER:

FIRST NATIONAL BANK OF CHESTER COUNTY

By:
Name:	James M. Deitch
Title:	Chief Operating Officer

PARTICIPANT:

GRAYSTONE TOWER BANK

By:
Name:
Title:

EXHIBIT A

LOANS IN WHICH PARTICIPANT IS

PURCHASING A 100% PARTICIPATION INTEREST

[ATTACHED]

EXHIBIT B

PARTICIPATION CERTIFICATE

This Certificate evidences the 100% participation of Graystone Tower Bank (“Participant”) in the loans to the borrowers identified on Schedule A attached hereto (the “Loans”) in the aggregate amount of                  Dollars and 0/100 ($        ). To date, all Loans have closed and the Borrowers have drawn                  Dollars and 00/100 ($        ) against the Loans and Participant has paid                  Dollars and 00/100 ($        ) in consideration of the purchase price less the agreed upon discount, as described in the Participation Agreement between Participant and Lead Lender dated December     , 2009 (the “Participation Agreement”).

Interest payable to Participant with respect to each of the Loans is at the rate set forth in Schedule A, payable from the date payment is received by the undersigned, subject to rate adjustment between Lead Lender and Borrower, as provided in the Loan Documents.

This Certificate and the rights of Participant in the Loans are subject to the terms of the Participation Agreement. The Agreement places restrictions upon the transfer and assignment of Participant’s interest in the Loans.

LEAD LENDER:

FIRST NATIONAL BANK OF CHESTER COUNTY

By:
Name:	James M. Deitch
Title:	Chief Operating Officer

EXHIBIT D – EXCHANGE RATIO ADJUSTMENT

FIRST CHESTER DELINQUENT LOANS* as of the last business day of the month prior to the Closing Date	EXCHANGE RATIO
Less than or equal to $35.0 million	0.464
Greater than $35.0 million, less than or equal to $55.0 million	0.453
Greater than $55.0 million, less than or equal to $60.0 million	0.420
Greater than $60.0 million, less than or equal to $65.0 million	0.388
Greater than $65.0 million, less than or equal to $70.0 million	0.356
Greater than $70.0 million, less than or equal to $75.0 million	0.323
Greater than $75.0 million, less than or equal to $80.0 million	0.291
Greater than $80.0 million, less than or equal to $85.0 million	0.259
Greater than $80.0 million, less than or equal to $90.0 million	0.237

*	As defined in the Agreement

EXHIBIT E – FORM OF EMPLOYMENT AGREEMENT WITH JOHN A. FEATHERMAN, III

EMPLOYMENT AGREEMENT

This EMPLOYMENT AGREEMENT (the “Agreement”) is made and entered into this 27th day of December, 2009, by and among JOHN A. FEATHERMAN, III (“Executive”) and FIRST NATIONAL BANK OF CHESTER COUNTY, a national banking association having its principal office in West Chester, Pennsylvania (“FNB”), TOWER BANCORP, INC., a Pennsylvania corporation having its principal office in Harrisburg, Pennsylvania (“Tower”), and FIRST CHESTER COUNTY CORPORATION, a Pennsylvania corporation having its principal office in West Chester, Pennsylvania (“First Chester”).

WITNESSETH THAT:

WHEREAS, FNB is a wholly-owned subsidiary of First Chester;

WHEREAS, the Executive, First Chester and FNB are parties to that certain Executive Employment Agreement dated as of June 27, 2008, as amended on December 23, 2008 (as amended, the “2008 Agreement”), pursuant to which the Executive serves as Chairman and Chief Executive Officer of First Chester and FNB, and pursuant to which the Executive is entitled to certain benefits and compensation following a termination of employment subsequent to a change of control of FNB or First Chester;

WHEREAS, Tower and First Chester are parties to that certain Agreement and Plan of Merger dated as of December 27, 2009 (the “Merger Agreement”) pursuant to which First Chester will merge with and into Tower, with Tower as the surviving corporation (the “Merger”);

WHEREAS, the Merger will constitute a change of control of First Chester under the 2008 Agreement;

WHEREAS, the Executive, First Chester, FNB and Tower desire to terminate the 2008 Agreement upon the effective date of the Merger and employ the Executive as Chairman and Chief Executive Officer of FNB and as Vice Chairman of Tower following the completion of the Merger, all in consideration for and upon the terms and conditions set forth in this Agreement; and

WHEREAS, this Agreement is intended to supersede and replace in its entirety the 2008 Agreement upon the effective date of the Merger.

NOW, THEREFORE, in consideration of the premises and mutual covenants and agreements hereinafter set forth, intending to be legally bound, the parties agree as follows:

1. Employment Responsibilities and Duties.

(a) Tower and FNB hereby agree to employ Executive and Executive hereby agrees to serve as Chairman and Chief Executive Officer of FNB and as Vice Chairman of Tower. The Executive shall report directly to the President and Chief Executive Officer of Tower.

(b) Executive shall devote his full working time and best efforts to the performance of his responsibilities and duties hereunder and to the retention of the customer relationships to which First Chester or any of its subsidiaries has been a party prior to the date of this Agreement and the expansion of the customer relationships of FNB subsequent to the date of this Agreement. During the Employment Period, Executive shall not, without the prior written consent of the Board of Directors of Tower, render services as an employee, independent contractor, or otherwise, whether or not compensated, to any person or entity other than FNB or its affiliates; provided that Executive may, where involvement in such activities does not individually or in the aggregate significantly interfere with the performance by Executive of his duties or violate the provisions of Section 7 hereof, (i) render services to charitable organizations, (ii) manage his personal investments, and (iii) with the prior written permission of the Board of Directors of Tower, hold such other directorships or part-time academic appointments or have such other business affiliations as would otherwise be prohibited under this Section 1.

2. Term of Employment.

(a) Employment Period. The term of Executive’s employment under this Agreement shall be the period commencing on the Effective Date of the Merger as defined in the Merger Agreement (hereinafter, the “Commencement Date”), and continuing for a three (3) year period (the “Employment Period”); provided, however, that the Employment Period shall be automatically renewed one year later on the first anniversary date of the Commencement Date (the “Renewal Date”) for a period ending three (3) years from the Renewal Date unless either party shall give written notice of non-renewal to the other party at least ninety (90) days prior to the Renewal Date, in which event this Agreement shall terminate at the end of the Employment Period. If this Agreement is renewed on the Renewal Date, it will be automatically renewed on the first anniversary date of the Renewal Date and each subsequent year (the “Annual Renewal Date”,) for a period ending three (3) years from each Annual Renewal Date, unless either party gives written notice of non-renewal to the other party at least ninety (90) days prior to the Annual Renewal Date, in which case this Agreement will continue in effect for a term ending two (2) years from the Annual Renewal Date immediately following such notice.

(b) Termination for Cause. Notwithstanding the provisions of Section 2(a) of this Agreement, this Agreement may be terminated by Tower or FNB for Cause (as defined herein) upon written notice from the Board of Directors of Tower to Executive. As used in this Agreement, “Cause” shall mean any of the following:

(i) Executive’s conviction of or plea of guilty or nolo contendere to a felony, a crime of falsehood or a crime involving moral turpitude, or the actual incarceration of Executive for a period of thirty (30) consecutive days or more;

(ii) Executive’s willful continuing failure to follow the lawful instructions of the Board of Directors of Tower or FNB (which instructions must be consistent with the terms of this Agreement), other than a failure resulting from Executive’s incapacity because of physical or mental illness, continuing for a period of at least thirty (30) days after the Executive’s receipt of written notice of such failure and Executive’s failure to cure or correct such conduct within such thirty (30) day period, as determined by the Board of Directors of Tower or FNB in its sole and absolute discretion; provided, however, that Tower or FNB may immediately terminate this Agreement for Cause in the event that the Board of Directors of either Tower or FNB determines, in its sole and absolute discretion, that Executive’s conduct has caused significant or irreparable harm to Tower or FNB; or

(iii) A government regulatory agency recommends or orders in writing that Tower or FNB terminate the employment of Executive with Tower or FNB or relieve him of his duties as such relate to Tower or FNB.

If this Agreement is terminated for Cause, all of Executive’s rights under this Agreement shall cease as of the effective date of such termination, except that:

(i) FNB shall pay to Executive the unpaid portion, if any, of his Annual Base Salary through the date of termination; and

(ii) FNB shall provide to Executive such post-employment benefits, if any, as may be provided for under the terms of the employee benefit plans of Tower and FNB then in effect.

(c) Termination for Good Reason or No Reason. Notwithstanding the provisions of Section 2(a) of this Agreement, this Agreement shall terminate automatically upon Executive’s termination of employment for Good Reason. The term “Good Reason” shall mean (i) a reduction in salary or material reduction in benefits, including any incentive compensation plan, except in cases of a national financial depression or emergency when such reduction has been implemented generally by the Board of Directors of Tower for Tower’s senior management, (ii) a reassignment which assigns full-time employment duties to Executive at a location more than twenty-five (25) miles from FNB’s principal executive office on the date of this Agreement, or (iii) any other material breach or default by Tower or FNB under any term or provision of this Agreement, including any reduction, in any material respect and without Executive’s consent, of the authority, duties or other terms and conditions of Executive’s employment hereunder, in all cases after notice from the Executive to Tower at any time within thirty (30) days after the initial existence of any such condition set forth in Section 2(c)(i)-(iii) above. In addition, the Executive shall have the right to terminate this Agreement upon thirty (30) days notice to Tower for any reason not set forth in Section 2(c)(i)-(iii) above; however, such resignation shall not constitute termination for “Good Reason.”

(d) Death. Notwithstanding the provisions of Section 2(a) of this Agreement, this Agreement shall terminate automatically upon Executive’s death and Executive’s rights under this Agreement shall cease as of the date of such termination, except that (i) FNB shall pay to Executive’s spouse, personal representative, or estate the unpaid portion, if any, of his Annual Base Salary through date of death and (ii) FNB shall provide to Executive’s dependents any benefits due under FNB’s employee benefit plans.

(e) Disability. Executive, Tower and FNB agree that if Executive becomes eligible for employer-provided short-term and/or long-term disability benefits, or worker’s compensation benefits, then FNB’s obligation to pay Executive his Annual Base Salary shall be reduced by the amount of the disability or worker’s compensation benefits received by Executive.

Executive, Tower and FNB agree that if, in the judgment of Tower’s Board of Directors, the Executive is unable, as a result of illness or injury, to perform the essential functions of his position on a full-time basis with or without a reasonable accommodation and without posing a direct threat to himself or others for a period of six months, Tower and FNB will suffer an undue hardship in continuing the Executive’s employment as set forth in this agreement. Accordingly, this Agreement shall terminate at the end of the six-month period, and all of Executive’s rights under this Agreement shall cease, with the exception of those rights which Executive may have under FNB’s benefit plans.

3. Employment Period Compensation, Benefits and Expenses.

(a) Annual Base Salary. For services performed by Executive under this Agreement, FNB shall pay Executive an Annual Base Salary during the Employment Period at the rate of Three Hundred Sixty-four Thousand One Hundred Nine Dollars ($364,109) per year, minus applicable withholdings and deductions, payable at the same times as salaries are payable to other executive employees of FNB. The Annual Base Salary shall be reviewed annually by the Board of Directors of FNB and the Board may, from time to time, increase Executive’s Annual Base Salary, and any and all such increases shall be deemed to constitute amendments to this Section 3(a) to reflect the increased amounts, effective as of the date established for such increases by the Board. In reviewing adjustments to Annual Base Salary, the Board of Directors shall consider relevant market data regarding executive salaries at peer financial institutions and the performance of Tower and FNB under the Executive’s leadership.

(b) Bonus. Executive shall be entitled to receive annual performance bonuses in accordance with any incentive bonus programs as in effect from time to time during the Employment Period under such terms as may be applicable to officers of Executive’s rank employed by Tower or its affiliates. The payment of any such bonuses will not reduce or otherwise affect any other obligation of FNB to the Executive provided for in this Agreement.

(c) Paid Time Off. During the term of this Agreement, Executive shall be entitled to paid time off in accordance with the policies of Tower as in effect from time to time as may be applicable to officers of

Executive’s rank employed by Tower or its affiliates; provided that Executive shall be entitled to no less than six (6) weeks under Tower’s paid time off program.

(d) Automobile. During the term of this Agreement, FNB shall provide the Executive with exclusive use of an automobile mutually agreed upon by Executive and Tower. FNB shall be responsible and shall pay for all costs associated with the operation and maintenance of such automobile, including, without limitation, insurance coverage, repairs, maintenance and other operating and incidental expenses, including registration, fuel or oil.

(e) Country Club Membership Fees. FNB shall pay for Executive’s membership dues, capital fund assessments and similar items necessary or appropriate to maintain a membership at a country club within FNB’s market area as mutually agreed upon by Tower and Executive.

(f) Stock Based Incentives. During the term of this Agreement, Executive shall be entitled to such stock based incentives as may be granted from time to time by Tower’s Board of Directors under the Tower’s stock based incentive plans and as are consistent with the Executive’s responsibilities and performance.

(g) Employee Benefit Plans. During the term of this Agreement, Executive shall be entitled to participate in or receive the benefits of any employee benefit plan currently in effect at FNB, subject to the terms of said plan, until such time that the Board of Directors authorizes a change in such benefits.

(h) Business Expenses. During the term of this Agreement, Executive shall be entitled to receive prompt reimbursement for all reasonable expenses incurred by him, which are properly accounted for, in accordance with the policies and procedures established by the Board of Directors of FNB for its executive officers.

4. Termination of Employment Following Change of Control of Tower.

(a) If a Change of Control of Tower (as defined in Section 5(b) of this Agreement) shall occur at any time during the Employment Period and if Tower shall for any reason terminate Executive’s employment during the Employment Period, other than for “Cause”, within two (2) years following the Change of Control or if Executive terminates his employment for “Good Reason” as defined in Section 2(c) by delivering a notice in writing (the “Notice of Termination”) to Tower within thirty (30) days following the Change of Control, which termination shall be effective immediately upon delivery of such Notice of Termination, then Executive shall be entitled to the payments and benefits set forth in Section 5 below.

(b) As used in this Agreement, “Change of Control” of Tower shall mean the occurrence of a “change in the ownership or effective control” of Tower as determined under the terms of Treasury Regulations, Section 1.409A-3(i)(5), as in effect from time to time.

5. Rights in Event of Change in Control of Tower.

(a) In the event that Executive is entitled to payment pursuant to Section 4(a) above as a result of a termination following a Change of Control or termination for “Good Reason,” Executive shall be entitled to receive the compensation and benefits set forth below:

(i) Executive shall be paid, within twenty (20) days following termination, a lump sum cash payment equal to 2.99 times the sum of (1) the highest Annual Base Salary as defined in Section 3(a) during the immediately preceding three calendar years and (2) the highest cash bonus and other cash incentive compensation earned by him with respect to one of the three calendar years immediately preceding the year of termination; provided, however, that in calculating the foregoing payment, the $295,888.00 in cash payments made to Executive in 2009 pursuant to the First Chester and/or FNB 2009 Annual Incentive Plan and 2009 Long Term Executive Incentive Plan shall be excluded.

(ii) In addition, for a period of thirty-six (36) months from the date of termination of employment, Executive shall be permitted to continue participation in and Tower shall maintain the same level of contribution for Executive’s participation in Tower’s life, disability, medical/health insurance and other health and welfare benefits in effect with respect to Executive during the one (1) year prior to his termination of employment, or, if Tower is not permitted by the insurance carriers to provide such benefits because Executive is no longer an employee, a dollar amount equal to the cost to Executive of obtaining such benefits (or substantially similar benefits).

(b) Should the total of all amounts or benefits payable under this Agreement, together with any other payments which Executive has a right to receive under this Agreement or otherwise from Tower, FNB, any affiliates or subsidiaries of Tower or FNB, or any successors of any of the foregoing, result in the imposition of an excise tax under Internal Revenue Code Section 4999 (or any successor thereto), Executive shall be entitled to an additional “excise tax” adjustment payment in an amount such that, after the payment of all federal and state income and excise taxes, Executive will be in the same after-tax position as if no excise tax had been imposed. Any payment or benefit which is required to be included under Internal Revenue Code 280G or 4999 (or any successor provisions thereto) for purposes of determining whether an excise tax is payable shall be deemed a payment “made to Executive” or a payment “which Executive has a right to receive” for purposes of this provision. Tower or FNB (or their successor) shall be responsible for the costs of calculation of the deductibility of payments and benefits and the excise tax by Tower’s independent certified accountant and tax counsel and shall notify Executive of the amount of excise tax prior to the time such excise tax is due. If at any time it is determined that the additional “excise tax” adjustment payment previously made to Executive was insufficient to cover the effect of the excise tax, the gross-up payment pursuant to this provision shall be increased to make Executive whole, including an amount to cover the payment of any penalties resulting from any incorrect or late payment of the excise tax resulting from the prior calculation. All such amounts required to be paid hereunder shall be paid at the time any withholdings may be required (or, if earlier, the time Executive shall be required to pay such amounts) under applicable law, and any additional amounts to which Executive may be entitled shall be paid or reimbursed no later than fifteen (15) days following confirmation of such amount by Tower’s independent accountants; provided however, that any payments to be made under this Section 5(b) shall in all events be made no later than the end of the Executive’s taxable year next following the taxable year in which the Executive remits such excise tax payments. In the event any amounts paid hereunder are subsequently determined to be in error because estimates were required or otherwise, the parties agree to reimburse each other to correct such error, as appropriate, and to pay interest thereon at the applicable federal rate (as determined under Internal Revenue Code Section 1274 for the period of time such erroneous amount remained outstanding and unreimbursed). The parties recognize that the actual implementation of the provisions of this subsection are complex and agree to deal with each other in good faith to resolve any questions or disagreements arising hereunder.

6. Rights in Event of Termination of Employment Absent Change in Control of Tower. If Executive’s employment is involuntarily terminated by Tower or FNB without Cause, or Executive’s employment is terminated by Executive for Good Reason pursuant to Section 2(c) and a Change in Control of Tower has not occurred, then Tower shall pay (or cause to be paid) to Executive, within twenty (20) days following termination, a lump sum cash payment equal to the remainder of amounts that would otherwise be payable to Executive through the then remaining term of this Agreement paid as if the remaining unexpired term (or remaining Employment Period) was three (3) years. The amount shall be subject to federal, state and local tax withholdings. In addition, Executive shall be permitted to continue participation in, and Tower shall maintain the same level of contribution for, Executive’s participation in Tower’s life, disability, medical/health insurance and other health and welfare benefits in effect with respect to Executive during the one (1) year prior to his termination of employment through the then remaining term of the Agreement as if the remaining unexpired term (or remaining Employment Period) was three (3) years or, if Tower cannot provide such benefits because Executive is no longer an employee, a dollar amount equal to the cost to Executive of obtaining such benefits (or substantially similar benefits). In addition, if permitted pursuant to the terms of the plan, Executive shall receive additional retirement benefits to which he would have been entitled had his employment continued through the then remaining term of the Agreement computed as if the remaining unexpired term (or remaining Employment Period) was three (3) years. In addition, if the Executive’s employment is terminated by Executive absent a Change in Control and absent Good Reason, then Executive shall be entitled to the payments and benefits provided for under this Section 6 as if the Executive had resigned for Good Reason but with all relevant time periods being computed with reference to the actual remaining unexpired term (or remaining Employment Period) rather than the fixed three (3) year period provided herein.

7. Covenant Not to Compete.

(a) Executive hereby acknowledges and recognizes the highly competitive nature of the business of Tower and FNB and accordingly agrees that, during and for the applicable period set forth in Section 7(c) hereof, Executive shall not:

(i) enter into or be engaged (other than by Tower, FNB or any of their subsidiaries), directly or indirectly, either for his own account or as agent, consultant, employee, partner, officer, director, proprietor, investor (except as an investor owning less than 5% of the stock of a publicly owned company) or otherwise of any person, firm, corporation or enterprise engaged in (1) the banking (including bank holding company) or financial services industry, or (2) any other activity in which Tower, FNB or any of their subsidiaries are engaged during the term of Executive’s employment, in Chester County, Pennsylvania;

(ii) solicit, directly or indirectly, current or former customers of Tower, FNB or any of their subsidiaries to divert their business from Tower, FNB or any of their subsidiaries; or

(iii) solicit, directly or indirectly, any person who is employed by Tower, FNB or any of their subsidiaries to leave the employ of Tower, FNB or any of their subsidiaries.

(b) It is expressly understood and agreed that, although the parties consider the restrictions contained in Section 7(a) hereof reasonable for the purpose of preserving for Tower, FNB and their subsidiaries their goodwill and other proprietary rights, if a final judicial determination is made by a court having jurisdiction that the time or territory or any other restriction contained in this Section 7(a) hereof is an unreasonable or otherwise unenforceable restriction against Executive, the provisions of Section 7(a) hereof shall not be rendered void but shall be deemed amended to apply as to such maximum time and territory and to such other extent as such court may judicially determine or indicate to be reasonable.

(c) The provisions of this Section 7 shall be applicable commencing on the date of this Agreement and continuing for twelve (12) months after the effective date of the termination of Executive’s employment; provided, however, that the provisions of this Section 7 shall be null and void in the event that Executive terminates this Agreement for “Good Reason” or Executive’s employment is involuntarily terminated by Tower or FNB without “Cause” or following a Change of Control. Notwithstanding the above provisions, if the Executive violates the provisions of this Section 7 and Tower or FNB must seek enforcement of the provisions of Section 7 and is successful in enforcing the provisions, either pursuant to a settlement agreement, or pursuant to court order, the covenant not to compete will remain in effect for one full year following the date of the settlement agreement or court order.

(d) Executive hereby agrees that the provisions of this Section 7 are fully assignable by Tower and FNB to any successor. Executive also acknowledges that the terms and conditions of this Section 7 will not be affected by the circumstances surrounding his termination of employment.

(e) The Executive acknowledges and agrees that any breach of the restrictions set forth in this Section 7 will result in irreparable injury to Tower and FNB for which it shall have no meaningful remedy at law, and Tower and FNB shall be entitled to injunctive relief in order to enforce provisions hereof. Upon obtaining any such final and nonappealable injunction, Tower and FNB shall be entitled to pursue reimbursement from the Executive and/or the Executive’s employer of attorney’s fees and costs reasonably incurred in obtaining such final and nonappealable injunction. In addition, Tower and FNB shall be entitled to pursue reimbursement from the Executive and/or the Executive’s employer of costs reasonably incurred in securing a qualified replacement for any employee enticed away from Tower and FNB by Executive. Further, Tower and FNB shall be entitled to set off against or obtain reimbursement from Executive of any payments owed or made to the Executive hereunder.

8. Notice. For the purposes of this Agreement, notices and all other communications provided for in the Agreement shall be in writing and shall be deemed to have been duly given when delivered or mailed by United States certified mail, return receipt requested, postage prepaid, addressed as follows:

If to the Executive:	John A. Featherman, III
P.O. Box 3087
West Chester, PA 19381
If to Tower or FNB:	Tower Bancorp, Inc.
112 Market Street
Harrisburg, PA 17101
Attn: Carl D. Lundblad, General Counsel

or to such other address as any party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.

9. Successors and Parties in Interest.

(a) This Agreement shall be binding upon and shall inure to the benefit of FNB and Tower and their successors and assigns, including, without limitation, any corporation which acquires, directly or indirectly, by purchase, merger, consolidation or otherwise, all or substantially all of the business or assets of FNB or Tower. Without limitation of the foregoing, FNB and Tower shall require any such successor, by agreement in form and substance satisfactory to Executive, expressly to assume and agree to perform this Agreement in the same manner and to the same extent that it is required to be performed by FNB and Tower. Failure to obtain such assumption and agreement shall serve as Good Reason for termination under Section 2(c).

(b) This Agreement is binding upon and shall insure to the benefit of Executive, his heirs and personal representatives.

10. Mitigation and Setoff.

(a) Executive shall not be required to mitigate the amount of any payment or benefit provided for in Sections 5 or 6 above by seeking employment or otherwise, and FNB and Tower shall not be entitled to setoff against the amount of any payment or benefit provided for in Sections 5 or 6 above by any amounts earned by Executive in other employment.

(b) FNB and Tower hereby waive any and all rights to setoff in respect to any claim, debt, obligation or other liability of any kind whatsoever, against any payment or benefit provided for in Sections 5 or 6 above.

11. Severability. If any provision of this Agreement is declared unenforceable for any reason, the remaining provisions of this Agreement shall be unaffected thereby and shall remain in full force and effect.

12. Amendment. This Agreement may be amended or cancelled only by mutual agreement of the parties in writing.

13. Attorney’s Fees and Costs. If any action at law or in equity is necessary to enforce the Executive’s rights hereunder following a Change of Control of Tower, the Executive shall be entitled to recover all such attorney’s fees, costs and disbursements reasonably incurred by him in connection with any such suit brought by him.

14. Payment of Money Due Deceased Executive. In the event of Executive’s death, any monies or benefits that may be due him from Tower or FNB under this Agreement as of the date of death or thereafter shall be paid to the person designated by him in writing for this purpose, or, in the absence of any such designation, to his estate.

15. Limitation of Damages for Breach of Agreement. In the event of a breach of this Agreement by either Tower, FNB or Executive, each hereby waives to the fullest extent permitted by law the right to assert any claim against the others for punitive or exemplary damages.

16. Law Governing. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania. In the event that any party shall institute any suit or other legal proceeding, whether at law or in equity, arising from or relating to this Agreement, the courts of the Commonwealth of Pennsylvania shall have exclusive jurisdiction.

17. Entire Agreement. This Agreement supersedes any and all prior agreements, either oral or in writing, between the parties with respect to employment of Executive and/or payments after a Change of Control, including but not limited to the 2008 Agreement, by and among Executive, First Chester and FNB, and this Agreement contains all of the covenants and agreements between the parties with respect to same.

19. Rights under Other Plans. This Agreement is not intended to reduce, restrict or eliminate any benefit to which Executive may otherwise be entitled at the time of his discharge or resignation under any employee benefit plan of Tower or FNB then in effect.

20. Independent Representation. The provisions of this Agreement and their legal effect have been fully explained to the parties by their respective, independent counsel. Each party acknowledges that he/it has received independent legal advice and that each fully understands the facts and has been fully informed as to his/its legal rights and obligations. Each party accepts this Agreement as fair and equitable, and that it is being entered into freely and voluntarily, after having received such advice and with such knowledge.

21. Unauthorized Disclosure. During the term of his employment hereunder, or at any later time, the Executive shall not, without the written consent of the Board of Directors of Tower and FNB or a person authorized thereby (except as may be required pursuant to a subpoena or other legal process), knowingly disclose to any person, other than an employee of Tower and FNB or a person to whom disclosure is reasonably necessary or appropriate in connection with the performance by the executive of his duties as an executive of Tower and FNB, any material confidential information obtained by him while in the employ Tower and FNB with respect to any of Tower and FNB’s services, products, improvements, formulas, designs or styles, processes, customers, methods of business or any business practices the disclosure of which could be or will be damaging to Tower and FNB; provided, however, that confidential information shall not include any information known generally to the public (other than as a result of unauthorized disclosure by Executive or any person with the assistance, consent or direction of the Executive) or any information of a type not otherwise considered confidential by persons engaged in the same business or a business similar to that conducted by Tower and FNB or any information that much be disclosed as required by law.

22. Waiver. No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing and signed by Executive and an executive officer specifically designated by the Board of Directors of Tower. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provisions of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.

23. Assignment and Counterparts. This Agreement shall not be assignable by any party, except by FNB and Tower to any successor in interest to its business. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original and all of which shall constitute one and the same Agreement.

24. Arbitration. Tower, FNB and Executive recognize that in the event a dispute should arise between them concerning the interpretation or implementation of this Agreement, lengthy and expensive litigation will not afford a practical resolution of the issues within a reasonable period of time. Consequently, each party agrees that all disputes, disagreements and questions of interpretation concerning this Agreement are to be submitted to resolution, in Harrisburg, Pennsylvania, to the American Arbitration Association (the “Association”) in accordance with the Association’s National Rules for the Resolution of Employment Disputes or other applicable rules then in effect (“Rules’). Tower, FNB or Executive may initiate an arbitration proceeding at any time by giving notice to the other in accordance with the Rules. Tower, FNB and Executive may, as a matter of right, mutually agree on the appointment of a particular arbitrator from the Association’s pool. The arbitrator shall not be bound by the rules of evidence and procedure of the courts of the Commonwealth of Pennsylvania but shall be bound by the substantive law applicable to this Agreement. The decision of the arbitrator, absent fraud, duress, incompetence or gross and obvious error of act, shall be final and binding upon the parties and shall be enforceable in courts of proper jurisdiction. Following written notice of a request for arbitration, Tower, FNB and Executive shall be entitled to an injunction restraining all further proceedings in any pending or subsequently filed litigation concerning this Agreement, except as otherwise provided herein.

25. Headings. The section headings of this Agreement are for convenience only and shall not control or affect the meaning or construction or limit the scope or intent of any of the provisions of this Agreement.

26. 409A Safe Harbor. The parties hereto intend that any and all post-employment compensation under this Agreement satisfy the requirements of Section 409A of the Internal Revenue Code of 1986, as amended, and any regulations or guidance promulgated thereunder (“Section 409A”) or an exception or exclusion therefrom to avoid the imposition of any accelerated or additional taxes pursuant to Section 409A. Accordingly, notwithstanding anything in this Agreement to the contrary, in no event shall Tower or FNB be obligated to commence payment or distribution to the Executive of any amount that constitutes deferred compensation within the meaning of Section 409A earlier than the earliest permissible date under Section 409A that such amount could be paid without any accelerated or additional taxes or interest being imposed under Section 409A. Tower, FNB and the Executive agree that they will execute any and all amendments to this Agreement as they mutually agree in good faith may be necessary to ensure compliance with the distribution provisions of Section 409A and to cause any and all amount due under this Agreement, the payment or distribution of which is delayed pursuant to Section 409A, to be paid or distributed in a single sum payment at the earliest permissible date under Section 409A.

27. Specified Employee Status. Notwithstanding anything in this Agreement to the contrary, in the event Executive is determined to be a Specified Employee, as that term is defined in Section 409A, payments to such Specified Employee under Sections 5 or 6, other than payments qualifying as short term deferrals or an exempt separation pay arrangement under Section 409A, shall not begin earlier than the first day of the seventh month after the date of termination. For purposes of the foregoing, the date upon which a determination is made as to the Specified Employee status of the Executive, the Identification Date (as defined in Section 409A) shall be December 31.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

ATTEST:	TOWER BANCORP, INC.

/s/ Carl D. Lundblad	By:	/s/ Andrew S. Samuel
Secretary		Chief Executive Officer

ATTEST:	FIRST NATIONAL BANK OF CHESTER COUNTY

/s/ Sheryl Vittitoe	By:	/s/ James M. Deitch
Chief Financial Officer		Chief Operating Officer

WITNESS:	EXECUTIVE

/s/ Sheryl Vittitoe	/s/ John A. Featherman

ATTEST:	FIRST CHESTER COUNTY CORPORATION

/s/ Sheryl Vittitoe	By:	/s/ James M. Deitch
Chief Financial Officer		Chief Operating Officer

ANNEX B

FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER

This FIRST AMENDMENT dated as of March 4, 2010 (this “First Amendment”), is by and between Tower Bancorp, Inc., a Pennsylvania corporation (“Tower”), and First Chester County Corporation, a Pennsylvania corporation (“First Chester”), and amends that certain Agreement and Plan of Merger dated as of December 27, 2009 between Tower and First Chester (the “Agreement”).

WHEREAS, the Boards of Directors of Tower and First Chester have determined that it is in the best interests of their respective companies to amend the Agreement as set forth herein to provide for (i) the merger of FNB with and into Graystone Bank, with Graystone Bank as the surviving institution, and (ii) the sale of the American Home Bank Division of FNB at or prior to the consummation of the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

1.	Amendment of the Agreement. The Agreement is hereby amended as follows:

(a) Section 1.8 of the Agreement is hereby amended by amending the second paragraph thereof to read in its entirety as follows:

If the Bank Merger is consummated, Section 6.14 of this Agreement shall be applicable and, at the effective time of the Bank Merger, the directors of Graystone Bank as the surviving bank shall be as provided in Section 6.14. However, if Tower exercises its right under Section 1.10 not to consummate the Bank Merger immediately upon effectiveness of the Merger, at the Effective Time, the directors of FNB immediately prior to the Effective Time shall continue to be the directors of FNB, provided that at the Effective Time the number of directors serving on the board of directors of FNB shall be increased by one (1) director and one (1) of the current directors or executive officers of Tower, selected by the board of directors of Tower and subject to the conditions to board membership in the bylaws of FNB and applicable law and regulation, shall be added to the board of directors of FNB.

(b) Section 1.10 of the Agreement is amended to read in its entirety as follows:

1.10 Possible Alternative Structures.

Notwithstanding anything to the contrary contained in this Agreement, prior to the Effective Time, Tower shall be entitled to revise the structure of the Merger, including without limitation, by determining not to consummate the Bank Merger immediately upon effectiveness of the Merger, provided that (i) there are no adverse Federal or state income tax or other adverse tax consequences to First Chester shareholders as a result of the modification; (ii) the consideration to be paid to the holders of First Chester Common Stock under this Agreement is not thereby changed in kind or value or reduced in amount; and (iii) such modification will not delay or jeopardize the receipt of Regulatory Approvals or other consents and approvals relating to the consummation of the Merger, otherwise delay or jeopardize the satisfaction of any condition to Closing set forth in Article VII or otherwise adversely affect First Chester or the holders of the First Chester Common Stock. The parties hereto agree to appropriately amend this Agreement and any related documents in order to reflect any such revised structure.

(c) The following new Section 1.12 is hereby added to the Agreement:

1.12	Bank Merger.

Tower and First Chester shall use their reasonable best efforts to cause FNB to be merged with and into Graystone Bank, with Graystone Bank as the surviving institution (the “Bank Merger”), concurrently with or as soon as practicable after the Effective Time. In addition, as soon as practicable after the execution and delivery of the First Amendment, Tower will cause Graystone Bank, and First Chester will cause FNB, to execute and deliver the Plan of Bank Merger substantially in the form of Exhibit F, and any subsequent amendments thereof as shall be deemed necessary or advisable by Tower to comply with all applicable regulatory requirements. The provisions of Section 6.14 shall be applicable to the Bank Merger.

(d) The following new Section 6.15 is hereby added to the Agreement:

6.15	Sale of AHB Division.

(a) Promptly after the execution of the First Amendment, First Chester shall use its best efforts, and shall cause FNB to use its best efforts, to sell, at or prior to the Effective Time, the American Home Bank Division of FNB, which conducts mortgage-banking activities and includes, without limitation, the interests of FNB in the Joint Ventures and activities related thereto (the “AHB Division”), to one or more purchasers, on terms and conditions acceptable to First Chester and Tower.

(b) Promptly after the execution of the First Amendment, First Chester agrees to engage, or cause FNB to engage, on terms acceptable to Tower, a financial advisor satisfactory to Tower to assist in the sale of the AHB Division of FNB. First Chester shall consult fully with Tower and keep Tower fully informed concerning the process and progress of sale efforts, and shall consult fully with Tower with respect to any proposed sale agreements. First Chester shall give Tower notice, in advance whenever feasible, of all meetings and discussions with third parties related to the sale of the AHB Division and Tower shall have the right to have its representatives present at all such meetings and discussions. Neither First Chester nor FNB shall enter into any sale agreements for the AHB Division without the consent of Tower.

(c) None of the attempt to sell the AHB Division, the actual sale thereof, nor the effects on First Chester of such sale, in each case in accordance with this Section 6.15 shall be deemed to constitute a breach or violation of any representation, warranty, covenant or agreement of First Chester in this Agreement or a Material Adverse Effect for purposes of this Agreement.

(d) Promptly (but not later than one Business Day) following the execution and delivery of this First Amendment, First Chester and Tower shall execute and deliver the Credit Agreement in substantially the form of Exhibit G hereto, which shall provide for a credit facility of up to $2 million permitting draws thereunder from time to time by First Chester for the purpose of contributing additional capital to FNB in the event that as a result of the attempt to sell the AHB Division, the actual sale thereof, or the effects on FNB of such sale, in each case in accordance with this Section 6.15, FNB’s regulatory capital ratios, as reported in FNB’s quarterly call report, fall below the minimum regulatory capital ratios applicable to FNB, unless FNB’s Bank Regulator indicates, whether orally or in writing, that it will not take immediate action to enforce such minimum levels prior to consummation of the Merger; and shall also provide that the obligations of First Chester under the Credit Agreement will be secured by a second lien in favor of Tower in the collateral which secures the obligations of First Chester to Graystone Bank under that certain Loan Agreement dated November 20, 2009, as amended, between First Chester and Graystone Bank. Aggregate draws under the foregoing credit facility shall be limited to an amount equal to the amount of additional capital required for purposes of satisfying the minimum capital ratios applicable to FNB.

(e) James M. Deitch and Anna Ruth Smith, AHB Division executives (each an “AHB Executive”), are employed by First Chester and FNB pursuant to separate employment agreements dated as of September 18, 2008, as amended December 31, 2008 (each an “AHB Executive Employment Agreement”). Concurrently with execution of the First Amendment, Tower shall enter into letter agreements with the AHB Executives, on terms approved by First Chester and FNB, clarifying the effects on the AHB Executive Employment Agreements of the efforts to sell the AHB Division and its potential sale at, or immediately prior to, the Effective Time pursuant to this Section 6.15, and First Chester and FNB shall execute an acknowledgement agreeing to the terms of such letter agreements.

(e) Section 9.13, Additional Definitions, of the Agreement is hereby amended as follows:

(i) By amending the definition of the term “Agreement” to read in its entirety as follows:

“Agreement” shall mean this Agreement and Plan of Merger dated as of December 27, 2009 between Tower and First Chester, as amended by the First Amendment.

(ii) By adding the following defined terms:

“AHB Division” has the meaning set forth in Section 6.15(a).

“AHB Executive” has the meaning set forth in Section 6.15(d).

“AHB Executive Employment Agreement” has the meaning set forth in Section 6.15(d).

“Bank Merger” has the meaning set forth in Section 1.12.

“Bank Plan of Merger” shall mean the plan of merger pursuant to which the Bank Merger shall occur, substantially in the Form of Exhibit F to this Agreement.

“First Amendment” shall mean the First Amendment to this Agreement dated as of March 4, 2010.

(g) The Agreement is hereby amended by adding thereto new Exhibits F and G as attached to this First Amendment.

2.	Provisions of Agreement; Counterparts.

This First Amendment, including Exhibits F and G, shall be part of the Agreement and the provisions of the Agreement as amended hereby shall be applicable to this First Amendment. Except as specifically provided in this First Amendment and as the context of this First Amendment otherwise may require to give effect to the intent and purposes of this Amendment, the Agreement shall remain in full force and effect without any other amendments or modifications. This First Amendment may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, Tower Bancorp, Inc. and First Chester County Corporation have caused this First Amendment to be executed and delivered by their respective officers thereunto duly authorized as of the date first above written.

ATTEST:	TOWER BANCORP, INC.

/s/ Carl D. Lundblad	By:	/s/ Andrew S. Samuel
Secretary		Andrew S. Samuel
Chairman, President & CEO

(SEAL)

ATTEST:	FIRST CHESTER COUNTY CORPORATION

/s/ John B. Waldron	By:	/s/ John A. Featherman, III
Secretary		John A. Featherman, III
Chairman, President & CEO

(SEAL)

EXHIBIT F

FORM OF BANK PLAN OF MERGER

BANK PLAN OF MERGER

THIS BANK PLAN OF MERGER (“Plan of Merger”) dated as of March 4, 2010, is by and between GRAYSTONE TOWER BANK, a Pennsylvania bank and trust company (“Graystone Bank”), and FIRST NATIONAL BANK OF CHESTER COUNTY, a national banking association (“FNB”).

BACKGROUND

1. Graystone Bank is a Pennsylvania bank and trust company and a wholly-owned subsidiary of Tower Bancorp, Inc., a Pennsylvania corporation (“Tower”). The authorized capital stock of Graystone Bank consists of 5,000,000 shares of common stock, par value $1.00 per share (“Graystone Bank Common Stock”), of which at the date hereof 1,760,000 shares are issued and outstanding.

2. FNB is a national banking association and a wholly-owned subsidiary of First Chester County Corporation (“First Chester”). The authorized capital stock of FNB consists of 30,000 shares of common stock, par value $20.00 per share (“FNB Common Stock”), of which at the date hereof 30,000 shares are issued and outstanding.

3. The respective Boards of Directors of Graystone Bank and FNB deem the merger of FNB with and into Graystone Bank, pursuant to the terms and conditions set forth or referred to herein, to be desirable and in the best interests of the respective corporations and their respective stockholders.

4. The respective Boards of Directors of Graystone Bank and FNB have adopted resolutions approving this Plan of Merger. The respective Boards of Directors of Tower and First Chester have adopted resolutions approving an Agreement and Plan of Merger dated as of December 27, 2009, as subsequently amended on March 4, 2010 (the “Agreement”), between Tower and First Chester, providing for the merger of First Chester with and into Tower (the “Parent Merger”) and pursuant to which this Bank Plan of Merger is being executed by Graystone Bank and FNB.

AGREEMENT

In consideration of the premises and of the mutual covenants and agreements herein contained, Graystone Bank and FNB, intending to be legally bound hereby, agree:

ARTICLE I

MERGER; BUSINESS

1.1 Subject to the terms and conditions of this Plan of Merger and in accordance with the applicable laws and regulations of the Commonwealth of Pennsylvania, on the Effective Date (as that term is defined in Article V hereof): FNB shall merge with and into Graystone Bank; the separate existence of FNB shall cease; and Graystone Bank shall be the surviving bank under the name and title “Graystone Tower Bank” (such transaction referred to herein as the “Bank Merger” and Graystone Bank, as the surviving bank in the Bank Merger, referred to herein as the “Surviving Bank”).

1.2 Business. The business of the Surviving Bank shall be conducted at the main office of Graystone Bank, and shall be located at 100 Granite Run Drive, Lancaster, Pennsylvania 17601, and its legally established branches, which shall include the main office and all of the branch offices of FNB.

ARTICLE II

ARTICLES OF INCORPORATION AND BY-LAWS

On and after the Effective Date of the Bank Merger, the articles of incorporation and by-laws of Graystone Bank shall continue to be the articles of incorporation and bylaws of the Surviving Bank.

ARTICLE III

BOARD OF DIRECTORS AND OFFICERS

3.1 Board of Directors. On and after the Effective Date of the Bank Merger, the directors of Graystone Bank immediately prior to the Effective Date shall continue to be the directors of Graystone Bank as the Surviving Bank in the Bank Merger, provided that on the Effective Date the number of directors serving on the board of directors of Graystone Bank shall be increased by three (3) directors and three (3) of the current directors of FNB who are not added to the Tower board in connection with the Parent Merger, as selected by the board of directors of FNB with the approval of the Graystone Bank board of directors and subject to the conditions to board membership in the bylaws of Graystone Bank and other criteria contained in Tower’s Corporate Governance Guidelines and applicable law and regulation, shall be added to the board of directors of Graystone Bank.

3.2 Officers. On and after the Effective Date of the Bank Merger, the officers of Graystone Bank duly elected and holding office immediately prior to such Effective Date shall be the officers of Graystone Bank, as the Surviving Bank in the Bank Merger.

ARTICLE IV

CONVERSION OF SHARES

4.1 Stock of Graystone Bank. Each share of Graystone Bank Common Stock issued and outstanding immediately prior to the Effective Date shall, on and after the Effective Date, continue to be issued and outstanding as a share of common stock of the Surviving Bank.

4.2 Stock of FNB. Each share of FNB Common Stock issued and outstanding immediately prior to the Effective Date shall, on the Effective Date, be canceled and no cash, stock or other property shall be delivered in exchange therefore.

ARTICLE V

EFFECTIVE DATE OF THE MERGER

The Merger shall be effective on the date on which articles of merger executed by FNB and Graystone Bank are filed with and endorsed by the Pennsylvania Department of Banking, unless a later date is specified in such articles of merger (the “Effective Date”).

ARTICLE VI

EFFECT OF THE MERGER

On the Effective Date: The separate existence of FNB shall cease; the principal and branch offices of FNB shall become authorized branch offices of the Surviving Bank; and all of the property (real, personal and mixed), rights, powers, duties and obligations of Graystone Bank and FNB shall be taken and deemed to be transferred to and vested in the Surviving Bank, without further act or deed, as provided by applicable laws and regulations.

ARTICLE VII

CONDITIONS PRECEDENT

The obligations of Graystone Bank and FNB to effect the Merger shall be subject to (i) the approval of this Plan of Merger by First Chester and Tower in their capacities as the sole shareholder of FNB and Graystone Bank, respectively, (ii) receipt of the required approval of the Federal Deposit Insurance Corporation, the Pennsylvania Department of Banking, and any other applicable regulatory authority, (iii) receipt of any necessary approval to operate the main office of FNB and the branch offices of FNB as offices of the Surviving Bank, and (iv) the completion of the transactions contemplated by the Agreement on or before the Effective Date.

ARTICLE VIII

TERMINATION

This Plan of Merger shall terminate upon any termination of the Agreement in accordance with its terms; provided, however, that any such termination of this Plan of Merger shall not relieve any party hereto from liability on account of a breach by such party of any of the terms hereof or thereof.

ARTICLE IX

AMENDMENT

Subject to applicable law, this Plan of Merger may be amended, by action of the respective Boards of Directors of the parties hereto, at any time prior to consummation of the Merger, but only by an instrument in writing signed by duly authorized officers on behalf of the parties hereto.

ARTICLE X

MISCELLANEOUS

10.1 Extensions; Waivers. Each party, by a written instrument signed by a duly authorized officer, may extend the time for the performance of any of the obligations or other acts of the other party hereto and may waive compliance with any of the obligations of the other party contained in this Plan of Merger.

10.2 Notices. Any notice or other communication required or permitted under this Plan of Merger shall be given, and shall be effective, in accordance with the provisions of the Agreement.

10.3 Captions. The headings of the several Articles herein are inserted for convenience of reference only and are not intended to be part of, or to affect the meaning or interpretation of, this Plan of Merger.

10.4 Counterparts. For the convenience of the parties hereto, this Plan of Merger may be executed in several counterparts, each of which shall be deemed the original, but all of which together shall constitute one and the same instrument.

10.5 Governing Law. This Plan of Merger shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania without regard to the conflict of laws principles thereof.

[signature page follows]

IN WITNESS WHEREOF, each party has caused this Plan of Merger to be executed on its behalf and its corporate seal to be affixed hereto by its duly authorized officers, all as of the day and year first written above.

ATTEST:	GRAYSTONE TOWER BANK

By:
Secretary		Andrew S. Samuel
Chairman, President & CEO
(SEAL)

ATTEST:	FIRST NATIONAL BANK OF CHESTER COUNTY

By:
Secretary		John A. Featherman, III
Chairman, President & CEO
(SEAL)

EXHIBIT G

FORM OF CREDIT AGREEMENT

LOAN AGREEMENT

Dated as of March 4, 2010

By and Between

FIRST CHESTER COUNTY CORPORATION

and

TOWER BANCORP, INC.

THIS LOAN AGREEMENT, dated as of March 4, 2010, is entered into by and between FIRST CHESTER COUNTY CORPORATION, a Pennsylvania business corporation having its principal office at 9 North High Street, West Chester, Pennsylvania 19380 (the “Borrower”), and TOWER BANCORP, INC., a Pennsylvania business corporation having an office at 112 Market Street, Harrisburg, Pennsylvania 17101 (the “Lender”).

WITNESSETH:

WHEREAS, Lender and Borrower are parties to that certain Agreement and Plan of Merger dated as of December 27, 2009, which was subsequently amended on March 4, 2010 (as amended, the “Merger Agreement”), pursuant to which Borrower will be merged with and into Lender with Lender as the surviving institution;

WHEREAS, the Merger Agreement provides that Lender shall provide to Borrower a non-revolving credit facility in the principal amount of $2,000,000, which credit facility would permit draws thereunder from time to time by Borrower under certain specified conditions for purposes of permitting Borrower to contribute additional capital to First National Bank of Chester County, Borrower’s wholly-owned subsidiary; and

WHEREAS, the Lender is willing to make the loan to the Borrower upon the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the premises and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

Definitions

SECTION 1.01. Certain Definitions. In addition to the terms defined elsewhere in this Agreement, the terms defined in this Section 1.01, whenever used and capitalized in this Agreement, shall, unless the context otherwise requires, have the respective meanings herein specified:

“AHB Division” shall have the meaning ascribed to it in the Merger Agreement.

“Board of Directors” shall mean the Board of Directors of the Borrower or any duly authorized committee of the Board of Directors.

“Business Day” shall mean any day except a Saturday, Sunday or other day on which commercial banks in Pennsylvania are authorized by law to close.

“Change of Control” shall mean with respect to either the Borrower or First National, as the case may be (“Target”), the earliest to occur of any of the following events, each of which shall be determined independently of the others:

(a) any Person becomes a “beneficial owner,” as such term is used in Rule l3d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of fifty percent (50%) or more of Target’s stock entitled to vote in the election of directors;

(b) Target is a party to a merger, consolidation, other form of business combination or a sale of all or substantially all of its assets, unless the business of Target is continued following any such transaction by a resulting entity (which may be, but need not be, Target) and the shareholders of Target immediately prior to such transaction hold, directly or indirectly, at least sixty-six percent (66%) of the voting power of the resulting entity;

(c) there is a change of control of Target of a nature that would be required to be reported in response to Item 5.01 of a Current Report on Form 8-K or Item 6(e) of Schedule l4A of Regulation l4A or any similar item, schedule or form under the Exchange Act, as in effect at the time of the change, whether or not Target is then subject to such reporting requirement; or

(d) there has occurred a “change of control” as such term (or any term of like import) is defined in any of the following documents which is in effect with respect to Target at the time in question: any note, evidence of indebtedness or agreement to lend funds to Target, any option, incentive or employee benefit plan of Target or any employment, or severance, termination or similar agreement with any person who is then an employee of Target.

“Financial Holding Company Letter” shall mean that certain letter issued by the Board of Governors of the Federal Reserve System to Borrower dated November 9, 2009.

“Financial Statements” shall mean the audited balance sheets for fiscal year end December 31, 2008, statements of income, statements of shareholder equity, and cash flows for fiscal year end December 31, 2008, as set forth in the annual report for fiscal year end December 31, 2008, and all other reports, proxy statements, information statements or call reports filed or to be filed subsequent to December 31, 2008 with the SEC.

“Financial Subsidiary Letter” shall mean that certain letter issued by the Office of the Comptroller of the Currency to First National dated November 4, 2009.

“First National” shall mean First National Bank of Chester County.

“FRB Letter” shall mean that certain letter issued by the Federal Reserve Bank of Philadelphia to Borrower dated November 3, 2009 requiring that Borrower obtain the approval of the Federal Reserve Bank prior to declaring or paying any dividend.

“GAAP” means generally accepted accounting principles in the United States of America, consistent with those used in the preparation of the financial statements referred to in Section 3.01.

“Indebtedness” of any Person shall mean (a) all items which, in accordance with GAAP, would be included on the liability side of a balance sheet of such Person as at the date as of which indebtedness is to be determined, excluding capital stock, surplus, capital and earned surplus, surplus reserves which in effect were appropriations of surplus or offsets to asset values (other than all reserves in respect of obligations, the amount, applicability or validity of which is at such date being contested in good faith by such Person) and deferred credits, (b) all indebtedness secured by any mortgage, pledge, security interest or lien existing on property owned subject to such mortgage, pledge, security interest or liens whether or not the indebtedness secured thereby shall have been assumed, (c) all proper accruals for federal and other taxes based on or measured by income or profits, and (d) all guarantees, endorsements and other contingent obligations, including, without limitation, all indebtedness guaranteed, directly or indirectly, in any manner by such Person, or in effect guaranteed or supported, directly or indirectly, by such Person through an agreement, contingent or otherwise, (i) to purchase the indebtedness, or (ii) to purchase, sell, transport or lease (as lessee or lessor) property or to purchase or sell services at prices or in amounts designed to enable the debtor to make payment of the indebtedness or to assure the owner of the indebtedness against loss, or (iii) to supply or advance funds to or in any other manner invest in the debtor; provided, however, that such term shall not mean and include any indebtedness in respect of which monies sufficient to pay and discharge the same in full (either on the stated date of maturity thereof or on such earlier date as such indebtedness may be duly called for redemption and payment) shall be deposited with a depository, agency or trustee in trust for the payment thereof.

“Loan” shall mean the non-revolving line of credit from the Lender to Borrower in the principal amount of $2,000,000.

“Loan Documents” shall mean, collectively, this Agreement, the Pledge Agreement, and any related Notes.

“Merger” shall have the meaning ascribed to it in the Merger Agreement.

“MOU” shall mean that certain Memorandum of Understanding dated October 16, 2009, by and between the Office of the Comptroller of the Currency and First National.

“OCC Letter” shall mean that certain letter issued by the Office of the Comptroller of the Currency to First National dated November 4, 2009 requiring that First National increase, by December 31, 2009, its Tier 1 leverage capital ratio to not less than 8%, its Tier 1 risk-based capital ratio to not less than 10%, and its total risk-based capital ratio to not less than 12%.

“Note” shall have the meaning ascribed to such term in Section 2.02.

“Person” shall mean any individual, corporation, partnership, Limited Liability Company or other entity, or government, foreign or domestic, or any agency or political subdivision of any government.

“Pledge Agreement” shall have the meaning ascribed to such term in Section 4.03.

“Regulatory Letters” shall mean the MOU, the OCC Letter, the FRB Letter, the Financial Subsidiary Letter and the Financial Holding Company Letter.

“Regulatory Reports” shall mean the annual and quarterly reports of Borrower filed with the SEC since December 31, 2008, and the financial reports of First National and accompanying schedules for each calendar quarter filed with the Office of the Comptroller of the Currency, since the year ended December 31, 2009.

“SEC” shall mean the Securities and Exchange Commission.

“Securities Documents” shall mean all registration statements, schedules, statements, forms, reports, proxy materials, and other documents required to be filed under the federal securities laws.

ARTICLE II

The Loan

SECTION 2.01. Loan Commitment. Subject to the terms and conditions of, and relying upon the representations and warranties of the Borrower contained in, this Agreement, the Lender shall make the proceeds of the Loan available to the Borrower on the date (the “Closing Date”) on which the Borrower executes and delivers to the Lender the Note evidencing the Loan.

SECTION 2.02. Promissory Note. The obligation of the Borrower to repay the unpaid principal amount of the Loan, and to pay interest thereon, shall be evidenced by a Promissory Note of even date herewith (such Promissory Note, and any extension, refinancing or renewal of the same, is referred to herein as the “Note”). The unpaid principal balance of the Note, the interest, if any, accrued thereon, the interest rate applicable to such balance, and the term of the Loan shall be determined from the terms of the Note and the records of the Lender in the absence of manifest error.

SECTION 2.03. Advances.

(a) In accordance with this Agreement and other Loan Documents, Borrower may from time to time request one or more advances (each advance hereunder being referred to herein as an “Advance”). The aggregate principal amount of all Advances disbursed hereunder shall not exceed the lesser of an amount equal to the amount of additional capital required for purposes of satisfying the minimum capital ratios applicable to First National pursuant to the OCC Letter and $2,000,000.00 (the “Principal Limit”).

(b) By requesting an Advance, Borrower makes a warranty that Borrower is in compliance with all Loan Documents. When making a request for an Advance, Borrower must specify the requested amount and the date. All Advances will be made in United States dollars. Borrower agrees to indemnify and hold harmless the Lender for the Lender’s reliance on any request for Advances that the Lender reasonably believes to be genuine. To the extent permitted by law, Borrower will indemnify the Lender and hold the Lender harmless when the person making any request represents that Borrower authorized the person to request an Advance even when the person is unauthorized or the person’s signature is not genuine. The Borrower may request Advances by the following methods: (1) in person; (2) by phone; or (3) by mail.

(c) In addition to any other Loan conditions, requests for, and access to, Advances are subject to the following limitations:

(1) Obligatory Advances. Lender will make all Advances under and subject to this Agreement’s terms and conditions.

(2) Advance Amount. Subject to the terms and conditions contained in this Agreement, Advances will be made in the amount requested by Borrower.

(3) Disbursement of Advances. On Borrower’s fulfillment of this Agreement’s terms and conditions, Lender will disburse the Advance in any manner mutually agreed upon.

(4) Credit Limit. Borrower understands that the Lender will not ordinarily grant a request for an Advance that would cause the unpaid principal of the Loan to be greater than the Principal Limit. The Lender may, at its option, grant such a request without obligating the Lender to do so in the future. The Borrower will pay any over Advances in addition to the regularly scheduled payments. The Borrower will repay any over Advance by repaying the Lender in full within 10 days after the overdraft occurs.

(5) Records. The Lender’s records will be conclusive evidence as to the amount of Advances, the Note’s unpaid principal balances and the accrued interest.

(d) All of the following conditions shall be satisfied before the Lender will be required to make any Advances under this Agreement.

(1) No Default. There has not been a default under this Agreement or any other Loan Documents nor would a default result from making the Loan or any Advance.

(2) Information. The Lender has received all documents, information, certifications and warranties as the Lender may require, all properly executed, if appropriate, on forms acceptable to the Lender.

(3) Inspections. The Lender has made all inspections it considers necessary and is satisfied with this inspection.

(4) Conditions and Covenants. Borrower will have performed and complied with all conditions required for an Advance and all covenants in this Agreement and any other Loan Documents.

(5) Warranties and Representations. The warranties and representations contained in this Agreement are true and correct at the time of making the requested Advance.

(6) Financial Statements. The Borrower’s most recent financial statements and other financial reports, delivered to the Lender, are current, complete, true and accurate in all material respects and fairly represent the Borrower’s financial condition.

(7) Bankruptcy Proceedings. No proceeding under the United States Bankruptcy Code has been commenced by or against the Borrower or any of the Borrower’s affiliates.

(8) Pledge Agreement. Borrower shall have executed and delivered the Pledge Agreement attached hereto and marked “Exhibit A” providing for the Borrower’s pledge to the Lender of a second lien security interest in one hundred percent (100%) of the issued and outstanding shares of First National common stock in order to secure the Loan and the Borrower’s Obligations hereunder (the “Pledge Agreement”).

(9) Non-compliance with OCC Letter. As a result of the attempt to sell the AHB Division, actual sale thereof, or the effects on First National of such sale, First National’s regulatory capital ratios, as reported in its Regulatory Reports, shall have fallen below the minimum regulatory capital requirements established by the OCC as set forth in the OCC Letter, and the OCC shall not have indicated, orally or in writing, that it will not take immediate action to enforce such minimum levels prior to consummation of the Merger.

(10) Officer’s Certificate. The representations and warranties of the Borrower contained in Article III shall be true on and as of the date of the requested Advance with the same effect as though such representations and warranties had been made on and as of such date, and no event shall have occurred prior to such date which constitutes an Event of Default or which, with notice or the lapse of time, or both, would constitute an Event of Default, and all of the conditions to an Advance hereunder shall have been satisfied, and the Borrower shall have delivered to the Lender on the date of the requested Advance a certificate, dated such date and signed by the President or Chief Financial Officer of the Borrower, to such effect, together with any other evidence of the foregoing reasonably requested by Lender.

SECTION 2.04. Optional Prepayments. The Borrower may, at its option, prepay the Loan, in whole or in part, at any time and from time to time.

SECTION 2.05. Payment upon Capital Raising Event. Upon the completion of any capital raising event by Borrower or First National, including, without limitation, any public offering or private placement of Borrower common stock, preferred stock, trust preferred securities, subordinated debt, or similar instruments or arrangements that result in proceeds to Borrower or First National in an amount sufficient to satisfy, after giving effect to the payment of amounts pursuant to this Section 2.04, the additional capital requirements imposed upon First National pursuant to the OCC Letter, all amounts then outstanding under the Note, plus any late charges, prepayment penalties or other fees owing hereunder or thereunder, shall immediately and without any action by the Lender become due and payable in full. Borrower agrees that if it undertakes a public offering of its securities during the term of this Loan Agreement, it shall use commercially reasonable efforts to raise net proceeds in the offering sufficient, together with any other cash or cash equivalents on hand, to satisfy both the additional capital requirements imposed upon First National pursuant to the OCC Letter and the repayment of the outstanding amounts under the Note, plus any late charges, prepayment penalties or other fees owing hereunder or thereunder pursuant to this Section 2.04.

SECTION 2.06. General Provisions as to Loan Payments and Computation of Interest. The Borrower shall make each payment of principal of, and interest on, the Loan in lawful money of the United States of America and in federal or other funds immediately available to the Lender at its address referred to in Section 8.03. The Borrower hereby irrevocably authorizes the Lender to debit any of its accounts at the Lender for the payment of all amounts payable under the Loan Documents on the due date for such payments. Whenever any payment of principal of, or interest on, the Loan shall be due on a day which is not a Business Day, the date for payment thereof shall be extended to the next succeeding Business Day and interest shall continue to accrue thereon. If the date for any payment of principal of the Loan is extended by operation of law or otherwise, interest thereon shall be payable for such extended time. Interest on the Loan shall be computed on the basis of a year of 360 days, and paid for the actual number of days elapsed (including the first day but excluding the last day).

ARTICLE III

Representations and Warranties

The Borrower represents and warrants that:

SECTION 3.01. Financial Statements.

(a) Borrower has previously made available to the Lender the Financial Statements filed as of the date hereof and will deliver to the Lender within five (5) days of filing all the Financial Statements to be filed after the date hereof. The Financial Statements have been, or will be, prepared in accordance with GAAP applied on a consistent basis throughout the periods covered by such statements, except as noted therein, and fairly present, or will fairly present, the consolidated financial position, results of operations and cash flows of Borrower as of and for the periods ending on the dates thereof, in accordance with GAAP applied on a consistent basis, except as noted therein.

(b) Borrower has made its Regulatory Reports through September 30, 2009, and First National’s Regulatory Reports through December 31, 2009, available to the Lender and will deliver to the Lender within five (5) days of filing all Regulatory Reports to be filed after the date hereof. The Regulatory Reports have been, or will be, prepared in all material respects in accordance with applicable regulatory accounting principles and practices throughout the periods covered by such statements, and fairly present, or will fairly present in all material respects, the financial position, results of operations, and changes in shareholders’ equity of Borrower or First National as the case may be, as of and for the periods ended on the dates thereof, in accordance with applicable regulatory accounting principles applied on a consistent basis.

(c) At the date of each balance sheet included in the Financial Statements or Regulatory Reports, neither Borrower or First National (as the case may be) had, or will have, any liabilities, obligations or loss contingencies of any nature (whether absolute, accrued, contingent or otherwise) of a type required to be reflected in such Financial Statements or Regulatory Reports or in the footnotes thereto which are not fully reflected or reserved against therein or disclosed in a footnote thereto, except for liabilities, obligations or loss contingencies which are not material in the aggregate to Borrower and which are incurred in the ordinary course of business, consistent with past practice, and except for liabilities, obligations or loss contingencies which are within the subject matter of a specific representation and warranty herein and subject, in the case of any unaudited statements, to normal recurring audit adjustments and the absence of footnotes.

(d) The allowance for loan losses reflected, and to be reflected, in the Regulatory Reports, and shown, and to be shown, on the balance sheets contained in the Financial Statements have been, and will be, established in accordance with the requirements of GAAP and all applicable regulatory criteria.

SECTION 3.02. Business and Properties. No report, document, certificate or statement delivered to the Lender by or on behalf of the Borrower in connection with the transactions contemplated by this Agreement contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements contained therein not misleading. Except with respect to the Regulatory Letters, since December 31, 2008, there has not been any adverse change in the business, operations, properties or assets of the Borrower or its subsidiaries which is material to the Borrower and its subsidiaries taken as a whole or to the Borrower alone.

SECTION 3.03. No Pending Material Litigation or Proceeding. There are no actions, suits or proceedings (whether or not purportedly on behalf of the Borrower or any of its subsidiaries) pending or, to the knowledge and belief of the Borrower, threatened against or affecting the Borrower or any of its subsidiaries, or the business or properties of the Borrower or any of its subsidiaries, at law or in equity, or before or by any governmental department, commission board, agency or instrumentality, domestic or foreign, or any arbitrator, which might have a material adverse effect on the financial position of the Borrower and its subsidiaries taken as a whole or which might have any material adverse effect on the ability of (a) the Borrower or any subsidiary to carry on its business as now conducted or (b) the Borrower to perform any of its obligations under the Loan Documents.

Neither the Borrower nor any of its subsidiaries is, to the knowledge and belief of the Borrower, (i) in default in any material respect under any order, writ, injunction or decree of any court or arbitrator, or (ii) in default in any material respect under any order, regulation or demand of any governmental agency, where the default specified in (i) or (ii) would have consequences that might have a material adverse effect on the financial position of the Borrower and its subsidiaries taken as a whole.

SECTION 3.04. Valid Organization, Good Standing and Qualification of Borrower and Subsidiaries. The Borrower and its subsidiaries are duly and validly organized and existing entities in good standing under the laws of their respective jurisdictions of organization. The Borrower and its subsidiaries are duly licensed or qualified and in good standing as foreign entities in all other jurisdictions where the ownership or leasing of property or the nature of business transacted makes such qualification necessary, and are entitled to own their respective properties and assets, and to carry on their respective businesses, all as, and in the places where, such properties and assets are now owned or operated or such businesses are now conducted or presently proposed to be conducted, except where failure to so qualify would not have a material adverse effect on the business, properties or assets, or in the condition, financial or otherwise, of the Borrower and its subsidiaries taken as a whole. The Borrower and its subsidiaries have made payment of all franchise and similar taxes in their respective jurisdictions in which they are qualified as foreign entities, insofar as such taxes are due and payable at the date of this agreement, except for any such taxes immaterial in amount or the validity of which is being contested in good faith and for which proper reserves have been set aside on the books of the Borrower or any of its subsidiaries, as the case may be. The shares of capital stock of each subsidiary owned by the Borrower, directly or indirectly, have been duly issued, are fully paid and nonassessable, and are owned free and clear of any liens, charges and encumbrances.

SECTION 3.05. No Leases Affecting Balance Sheet Values: Status of Leases. None of the assets or properties the values of which are reflected in the latest audited consolidated balance sheet referred to in Section 3.01 is held by the Borrower or any of its subsidiaries as lessee under any lease (excluding capitalized lease obligations). The Borrower and its subsidiaries enjoy peaceful and undisturbed possession under all of the leases under which they are operating, none of which contains any unusual or burdensome provisions that will, in the judgment of the Borrower, materially and adversely affect or impair the operations of the Borrower and its subsidiaries taken as a whole. All of such leases are valid, subsisting and in full force and effect and, to the best knowledge of the Borrower, none of such leases is in default.

SECTION 3.06. No Adverse Contracts or Restrictions. Except with respect to the Regulatory Letters, neither the Borrower or any of its subsidiaries is a party to, or is bound by, any contract or agreement or instrument, or subject to any charter or other corporate restriction, which in the opinion of the Borrower materially and adversely affects its business, property, assets, operations or condition, financial or otherwise.

SECTION 3.07. No Legal Restrictions on Performance: No Defaults. Neither the execution and delivery of this Agreement, the consummation of the transactions contemplated by it, nor compliance with its terms and conditions will conflict with or result in a breach of, or constitute a default under, any of the terms, conditions or provisions of any corporate restriction or of any indenture, mortgage, deed of trust, pledge, bank loan or credit agreement, corporate charter, bylaws or any other agreement or instrument to which the Borrower or any of its subsidiaries is now a party or by which any of them or their respective properties may be bound or affected, or any judgment or order, writ, injunction, decree or demand of any court, arbitrator, or federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, or result in the creation or imposition of any lien charge or encumbrance of any nature whatsoever upon any of the property or assets of the Borrower or its subsidiaries under the terms or provisions of any such agreement or instrument. Neither the Borrower or its subsidiaries is in default in any material respect in the performance, observance or fulfillment of any of the obligations, covenants or conditions contained in any indenture or other agreement creating, evidencing or securing Indebtedness of the Borrower or its subsidiaries or pursuant to which any such Indebtedness is issued or other agreement or instrument to which the Borrower or its subsidiaries is a party or by which the Borrower or its subsidiaries or its properties may be bound or affected. No event has occurred which constitutes an event of default or which, with notice or the lapse of time, or both, would constitute an event of default under any agreement or instrument evidencing Indebtedness for money borrowed of the Borrower or any of its subsidiaries which enables the holders thereof or any Person on their behalf to declare the same due and payable prior to the maturity thereof.

SECTION 3.08. Compliance with Statutes and Regulations. Except as set forth in the Regulatory Letters, the Borrower and its subsidiaries have complied with, and are currently in compliance with, all applicable statutes, regulations, orders and restrictions of the United States of America, foreign countries, states and municipalities, and agencies and instrumentalities of the foregoing, in respect of the conduct of their respective businesses and ownership of their respective properties (including, without limitation, applicable statutes, regulations, orders and restrictions relating to bank holding companies, banks, equal employment opportunities and environmental standards or controls), where failure to comply therewith would have a material adverse effect on the business, properties or assets, or in the condition, financial or otherwise, of the Borrower and its subsidiaries taken as a whole. No governmental consents, approvals or authorizations are required to be obtained and no registrations or declarations are required to be filed in connection with the execution and delivery of this Agreement. Without limiting the generality of the foregoing, the Borrower and its subsidiaries have complied with, and are currently in compliance with, to the extent compliance is required as of the date hereof, all applicable requirements imposed upon the Borrower or its subsidiaries as a result of any formal or informal regulatory enforcement action or guidance, including, without limitation, the Regulatory Letters.

SECTION 3.09. Regulatory Actions. Except with respect to the Regulatory Letters, as such are currently in effect, neither Borrower nor First National has received any notification or communication from any applicable bank regulatory authority (i) asserting that Borrower or First National is not in compliance with any of the statutes, regulations or ordinances which such regulatory authority enforces; (ii) threatening to revoke any license, franchise, permit or governmental authorization which is material to Borrower or First National; (iii) requiring or threatening to require Borrower or First National, or indicating that Borrower or First National may be required, to enter into a cease and desist order, agreement or memorandum of understanding or any other agreement restricting or limiting, or purporting to restrict or limit, in any manner the operations of Borrower or First National, including without limitation any restriction on the payment of dividends; or (iv) directing, restricting or limiting, or purporting to direct, restrict or limit, in any manner the operations of Borrower or First National, including without limitation any restriction on the payment of dividends (any such notice, communication, memorandum, agreement or order described in this sentence is hereinafter referred to as a “Regulatory Agreement”). Neither Borrower nor First National has consented to or entered into any Regulatory Agreement, except for the Regulatory Letters.

SECTION 3.10. “Well-Capitalized” Status. Borrower and First National are “well capitalized” within the meaning of applicable banking regulations as of the date of this Agreement and will continue to be for so long as obligations remain outstanding hereunder.

SECTION 3.11. Securities Documents. The Securities Documents filed or to be filed by Borrower under the Securities Exchange Act of 1934, as amended, at any time since December 31, 2008 complied with or will comply, at the time filed with the SEC, in all material respects, with the Exchange Act, and all applicable rules and regulations of the SEC.

SECTION 3.12. Tax Status. The Borrower and its subsidiaries have filed all United States income tax returns and all state, municipal and other tax returns which are required to be filed, and have paid, or made provision for the payment of, all taxes which have become due pursuant to said returns or pursuant to any assessment received by the Borrower or any of its subsidiaries, except such taxes, if any, as are being contested in good faith and as to which adequate reserves have been finally determined by the Internal Revenue Service and satisfied for all taxable years up to and including the taxable year ended December 31, 2008.

SECTION 3.13. Margin Regulation. The Borrower will not use any part of the proceeds of the Loan (a) directly or indirectly to purchase or carry any “margin security” as such term is defined in Regulation U of the

Board of Governors of the Federal Reserve System, as amended, or to reduce or retire any Indebtedness originally incurred to purchase any such security within the meaning of such regulation, (b) so as to involve the Borrower in a violation of Regulation X of such Board, or (c) for any other purpose not permitted by Section 7 of the Securities Exchange Act of 1934, as amended, or any of the rules and regulations respecting the extension of credit promulgated thereunder.

SECTION 3.14. Investment Company Act. The Borrower is not an “investment company”, or a company “controlled” by an “investment company”, within the meaning of the Investment Company Act of 1940, as amended.

SECTION 3.15. Exempt Status Of Transaction Under Securities Act. The execution and delivery of the Note by the Borrower constitutes a transaction exempt from the registration provisions of the Securities Act of 1933, as amended.

SECTION 3.16. Authorization and Validity. The Loan Documents have been duly authorized and delivered by the Borrower and constitute legal, valid and binding obligations of the Borrower enforceable in accordance with their respective terms.

ARTICLE IV

Conditions of Closing

The Lender’s obligation to make the Loan provided for in Article II shall be subject to the performance by the Borrower prior to or at the Closing Date of all its agreements theretofore to be performed under this Agreement, to the accuracy of its representations and warranties contained in this Agreement, and to the satisfaction, prior to or concurrently with the closing of the Loan of the following further conditions:

SECTION 4.01. Opinion of Counsel. The Lender shall have received on the Closing Date from the Borrower’s counsel, an opinion, dated the Closing Date, in form and substance satisfactory to Lender, opining that this Agreement has been duly and validly authorized, executed and delivered on behalf of the Borrower, and the Agreement and Loan Documents represent binding obligations of Borrower enforceable against Borrower in accordance with their respective terms.

SECTION 4.02. Certificate as to Representations and Warranties and No Events of Default; Corporate Resolutions.

(a) The representations and warranties of the Borrower contained in Article III shall be true on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of the Closing Date, and no event shall have occurred prior to the Closing Date which constitutes an Event of Default or which, with notice or the lapse of time, or both, would constitute an Event of Default, and the Borrower shall have delivered to the Lender on the Closing Date a certificate, dated the Closing Date and signed by the President or Chief Financial Officer of the Borrower, to such effect.

(b) Certified copies of all corporate action taken by the Borrower, including resolutions of its Board of Directors authorizing the execution, delivery and performance of the Loan Documents, together with a certificate of the Secretary of the Borrower certifying the names and true signatures of the officers of the Borrower authorized to sign the Loan Documents, and an acknowledgement executed by a majority of the members of the Board of Directors of Borrower authorizing the pledge of First National common stock pursuant to Section 2.03.

SECTION 4.03. Pledge Agreement. Borrower shall have executed and delivered the Pledge Agreement attached hereto and marked “Exhibit A”, and any ancillary documents to be delivered pursuant thereto, providing for the Borrower’s pledge to the Lender of a second lien security interest in one hundred percent (100%) of the issued and outstanding shares of First National common stock in order to secure the Loan and the Borrower’s obligations hereunder (the “Pledge Agreement”).

SECTION 4.04. Proceedings and Documents. All proceedings to be taken in connection with the transactions contemplated by this Agreement and all documents incident to such transactions shall be satisfactory in form and substance to the Lender and the Lender’s counsel; and the Lender shall have received all documents or other evidence which the Lender and the Lender’s counsel may reasonably have requested in connection with such transaction and compliance with the conditions set forth in this Article IV, in form and substance satisfactory to the Lender and the Lender’s counsel.

ARTICLE V

Affirmative Covenants

The Borrower covenants and agrees that, unless the Borrower obtains the prior written consent of the Lender to the contrary:

SECTION 5.01. Payment of Principal and Interest. The Borrower will punctually pay or cause to be paid the principal of and interest on the Note according to the respective terms thereof.

SECTION 5.02. Maintenance of Corporate Existence. The Borrower will at all times do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence, rights, patents and franchises and the corporate existence, rights, patents and franchises of its subsidiaries and comply with, and cause each subsidiary to comply with, all related laws applicable to the Borrower or its subsidiaries in such manner as counsel shall advise; provided, however, that nothing in this Section 5.02 shall (a) require the Borrower or any of its subsidiaries to maintain, preserve or renew any right, patent or franchise which is not, in the opinion of the Board of Directors of Borrower, necessary or desirable in the conduct of the business of the Borrower or such subsidiary, as the case may be, or (b) prevent the termination of the corporate existence of any subsidiary (other than any of its bank subsidiaries) if, in the opinion of the Board of Directors of Borrower, such termination is in the best interest of the Borrower and not disadvantageous to the Lender, or (c) require the Borrower or any of its subsidiaries to comply with any law so long as the validity or applicability thereof shall be contested in good faith.

SECTION 5.03. Maintenance of Insurance. The Borrower will keep adequately insured, and cause each of its subsidiaries to keep adequately insured, by financially sound and reputable insurers, all property of a character usually insured by corporations engaged in the same or a similar business similarly situated against loss or damage of the kinds customarily insured against by such corporations, and carry, and cause each of its subsidiaries to carry, such other insurance as is generally carried by corporations engaged in the same or a similar business similarly situated.

SECTION 5.04. Payment of Taxes, Assessments, Etc. The Borrower will duly and promptly pay and discharge, and cause each of its subsidiaries duly and promptly to pay and discharge, as the same become due and payable, all taxes, assessments and governmental and other charges and claims lawfully levied or imposed upon the franchises, properties, earnings and business of the Borrower or such subsidiary, as the case may be, as well as all lawful claims for labor, materials and supplies which, if unpaid, might become a lien or charge upon such properties or any part thereof; provided, however, that nothing contained in this Section 5.04 shall require the Borrower or any such subsidiary to pay any such tax, assessment, charge or claim so long as the Borrower or such subsidiary in good faith shall contest the validity thereof and shall set aside on its books adequate reserves with respect thereto.

SECTION 5.05. Payment of Indebtedness. The Borrower will, and will cause each of its subsidiaries to, pay punctually or discharge when due, or renew or extend, any Indebtedness heretofore or hereafter incurred by it or any of them, as the case may be, and discharge, perform and observe the covenants, provisions and conditions to be performed, discharged and observed on the part of the Borrower or such subsidiary, as the case may be, in connection therewith, or in connection with any agreement or other instrument relating thereto, or in connection with any mortgage, pledge or lien existing at any time upon any of the property or assets of the Borrower or such subsidiary, as the case may be; provided, however, that nothing contained in this Section 5.05 shall require the Borrower or any such subsidiary to pay or discharge or renew or extend any such Indebtedness or to discharge, perform or observe any such covenants, provisions and conditions so long as the Borrower or such subsidiary in good faith shall contest any claim which may be asserted against it in respect of any such Indebtedness or of any such covenants, provisions and conditions and shall set aside on its books adequate reserves with respect thereto.

SECTION 5.06. Keeping of Books. The Borrower will, and will cause each of its subsidiaries to, (a) keep at all times proper books of record and account in which full, true and correct entries will be made of its transactions in accordance with good accounting practice; and (b) set aside on its books from its earnings, for each fiscal year, reserves for depreciation, obsolescence and/or amortization of its properties during such years and all other proper reserves, which, in accordance with good accounting practice, should be set aside from such earnings in connection with its business.

SECTION 5.07. Compliance with Law. The Borrower will, and will cause each of its subsidiaries to, comply in all material respects with all applicable statutes, regulations and orders of, and all restrictions imposed by, the United States of America and all foreign countries having jurisdiction, and any state, municipality or any other political subdivision or any agency of any thereof, in respect of the conduct of their respective businesses and the ownership of their respective properties (including all applicable statutes, regulations, orders and restrictions relating to bank holding companies, banks, equal employment opportunities and environmental standards and controls); provided, however, that nothing contained in this Section 5.07 shall require the Borrower or any such subsidiary to comply with any law so long as the validity or applicability thereof shall be contested in good faith. The Borrower shall, and shall cause First National to, at all times remain in compliance with all applicable requirements imposed upon the Borrower or its subsidiaries as a result of any formal or informal regulatory enforcement action or guidance, including, without limitation, to the extent compliance is required as of a particular date, the Regulatory Letters.

SECTION 5.08. Borrower shall certify in writing within 20 days after the end of each month that the Loan remains outstanding that the following covenants are true as of such month end:

(a) Other than the Regulatory Letters, Borrower and First National are not subject to any formal regulatory enforcement action.

(b) Borrower and First National have sufficient capital to satisfy all applicable regulatory requirements in order to be considered well capitalized by regulatory authorities, and in order to satisfy any additional requirements imposed by formal or informal regulatory action.

(c) Borrower and First National are in compliance with all applicable requirements under any current or future formal or informal regulatory enforcement action to the extent compliance is required as of a particular date.

SECTION 5.09. Notice of Default. If any Event of Default shall occur, the Borrower will at once give written notice to the Lender specifying the nature of such Event of Default and the action, if any, being taken by the Borrower to cure such Event of Default.

ARTICLE VI

Negative Covenants

SECTION 6.01. Indebtedness. The Borrower covenants and agrees that, unless the Borrower obtains the Lender’s prior written consent to the contrary, the Borrower will not create, incur, assume or suffer to exist any Indebtedness, except:

(a) Indebtedness owed to the Lender under the Loan Documents;

(b) Indebtedness existing or anticipated on the Closing Date and reflected in the Financial Statements referred to in Section 3.01;

(c) Unsecured Indebtedness to third party creditors in an aggregate amount not to exceed $1,000,000, or unsecured Indebtedness to one or more members of the Board of Directors of Borrower, directly or indirectly, in an aggregate amount not to exceed $2,000,000;

(d) accrued salaries, wages and benefits;

(e) current accounts payable arising out of transactions (other than borrowings) in the ordinary course of business;

(f) capitalized leases; and

(g) purchase money obligations.

ARTICLE VII

Events of Default

SECTION 7.01. Events of Default. In case one or more of the following events (“Events of Default”) shall have occurred and be continuing:

(a) default shall be made in the performance or observance of any of the covenants, conditions or agreements contained in the Loan Documents and such default shall continue for a period of 30 days after written notice to the Borrower from the Lender stating the specific default or defaults; or

(b) default shall be made in the performance or observance of any of the covenants, conditions or agreements contained in that certain loan agreement dated November 20, 2009, as amended, by and between Borrower and Graystone Tower Bank, or the promissory note or stock pledge agreement executed in connection therewith; or

(c) a decree or order by a court having jurisdiction in the premises shall have been entered adjudging the Borrower a bankrupt or insolvent or approving as properly filed a petition seeking reorganization, readjustment, arrangement, composition or similar relief for the Borrower under the federal bankruptcy laws, or any other similar applicable federal or state law, and such decree or order shall have continued undischarged or unstayed for a period of 60 days; or a decree or order of a court having jurisdiction in the premises for the appointment of a receiver or liquidator or trustee or assignee in bankruptcy or solvency of the Borrower or its property, or for the winding up or liquidation of its affairs, shall have been entered, and such decree or order shall have remained in force undischarged or unstayed for a period of 60 days; or any property of the Borrower shall be sequestered or attached and shall not be returned to the possession of the Borrower or released from such attachment within 60 days thereafter; or

(d) the Borrower shall institute proceedings to be adjudicated a voluntary bankrupt, or shall consent to the filing of a bankruptcy proceeding against it, or shall file a petition or answer or consent seeking reorganization, readjustment, arrangement, composition or similar relief under the federal bankruptcy laws, or any other similar applicable federal or state law, or shall consent to the filing of any such petition, or shall consent to the appointment of a receiver or liquidator or trustee or assignee in bankruptcy or insolvency out or of a substantial part of its property, or shall make an assignment for the benefit of creditors, or shall admit in writing its inability to pay its debts generally as they become due, or shall voluntarily suspend transaction of its usual business, or corporate action shall be taken by the Borrower in furtherance of any of the aforesaid purposes; or

(e) final judgment for the payment of money in excess of $500,000 (whether one judgment or several which in the aggregate exceed $500,000) shall be rendered against the Borrower or any of its subsidiaries and the same shall remain undischarged for a period of 60 days during which execution shall not be effectively stayed; provided, however, if the Borrower or any subsidiary posts a bond which would satisfy the judgment and execution on the judgment is effectively stayed thereby, such judgment shall not constitute an Event of Default during such time; or

(f) the Borrower or First National, shall, prior to the later of the date that the Loan has been repaid in full or November 20, 2010, enter into any agreement or take any action which will result in a Change of Control, unless Tower and/or the Lender is a party to such Change of Control transaction; or

(g) the Borrower shall be in default under the Merger Agreement, or the Merger Agreement is terminated by either party thereto in accordance with its terms; or

(h) any representation or warranty made or deemed made by the Borrower in this Agreement or which is contained in any certificate, document, opinion, financial or other statement furnished at any time under or in connection with this Agreement, or the making of the Loan shall prove to have been incorrect in any material respect on or as of the date made or deemed made;

then, and in each and every such case, the Lender by notice in writing to the Borrower may declare the principal of the Note to be immediately due and payable, and upon any such declaration the same shall become immediately due and payable, anything in the Loan Documents to the contrary notwithstanding and Lender may exercise all of its remedies as set forth in the Pledge Agreement attached hereto as Exhibit “A”. Without limiting the generality of the foregoing, in the event of an Event of Default arising under Section 7.01(f), Borrower shall pay to Lender, in addition to any other amounts then owing under the Note, a fee in the amount of ten percent (10.00%) of the face amount of the Loan (i.e., $200,000).

In case of an Event of Default specified above in this Section 7.01 shall have occurred and be continuing, the Lender may proceed to protect and enforce its rights either by suit in equity or by action at law, or both, or by other appropriate proceedings, whether for the specific performance (to the extent permitted by law) of any covenant or agreement contained in the Loan Documents, or in aid of the exercise of any power granted in the Loan Documents, or may proceed to enforce the payment of the Note or to enforce any other legal or equitable right of the Lender. The Borrower shall pay all reasonable expenses incurred by the Lender in connection with the enforcement of the Loan Documents.

ARTICLE VIII

Miscellaneous

SECTION 8.01. Consents, Waivers and Modifications. Any term, agreement or condition of the Loan Documents may be amended, or compliance therewith may be waived (either generally or in a particular instance and either retroactively or prospectively), if the Borrower shall have obtained the prior written consent of the Lender; provided, however, that any waiver shall be effective only in the specific instance and for the purpose for which given.

SECTION 8.02. Survival of Covenants: Successors and Assigns. All covenants, agreements, representations and warranties made by the Borrower in the Loan Documents and in certificates or other documents delivered pursuant to the Loan Documents, regardless of any investigation made by the Lender or on its behalf, shall survive the execution and delivery of the Loan Documents to the Lender, and shall continue in full force and effect until the date on which the Loan is repaid in full. Anything to the contrary contained herein notwithstanding, Borrower’s obligation to pay to Lender, in addition to any other amounts then owing under the Note, a fee in the amount of ten percent (10.00%) of the face amount of the Loan (i.e., $200,000), upon a Change of Control transaction prior to November 20, 2010, as provided in Section 7.01(f), shall continue through the later of repayment of the Loan in full or November 20, 2010. All such covenants, agreements, representations and warranties shall be binding upon any successors and assigns of the Borrower.

SECTION 8.03. Notices. All notices, requests and demands to or upon the respective parties hereto shall be deemed to have been given or made when deposited in the mails, postage prepaid, registered or certified mail, return receipt requested, or, in the case of telegraphic notice, when delivered to the telegraph company, charges prepaid, or when sent by courier system providing for receipt of delivery, addressed as follows or to such other address as may be hereafter designated in writing by the respective parties hereto:

To the Borrower:	First Chester County Corporation
9 North High Street
West Chester, PA 19380
Attn: John A. Featherman, III, Chairman, President & CEO

To the Lender:	Tower Bancorp, Inc.
112 Market Street
Harrisburg, PA 17101
Attn: Carl D. Lundblad, General Counsel

SECTION 8.04. Successors. This Agreement shall be binding upon and inure to the benefit of the Borrower and the Lender and their respective successors and assigns, except that neither party may assign or transfer its rights hereunder without the prior written consent of the other party.

SECTION 8.05. Construction. This Agreement, and the rights and obligations of the parties hereunder, shall be governed by, and construed and interpreted in accordance with, the domestic internal laws of the Commonwealth of Pennsylvania without regard to its rules pertaining to conflict of laws. The Section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 8.06. Severability. Any provision contained in this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

SECTION 8.07. Counterparts. This Agreement may be executed in any number of counterparts with the same effect as if the signatures thereto and hereto were upon the same instrument, but all of such counterparts taken together shall be deemed to constitute one and the same instrument.

SECTION 8.08. Entire Agreement. The Loan Documents represent the entire agreement between the Lender and the Borrower with respect to the financing transactions to which they relate, and cannot be changed or amended except by an agreement in writing signed by the party against whom enforcement of the change or amendment is sought.

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IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed and delivered as of the day and year first above written.

FIRST CHESTER COUNTY CORPORATION

By:
Name: John A. Featherman, III
Title: Chairman, President & CEO

TOWER BANCORP, INC.

By:
Name: Andrew Samuel
Title: Chairman, President & CEO

EXHIBIT A

STOCK PLEDGE AGREEMENT

THIS STOCK PLEDGE AGREEMENT (“Agreement” or “Pledge”) is made and entered into this 4th day of March, 2010, by and between FIRST CHESTER COUNTY CORPORATION, a Pennsylvania business corporation having its principal office at 9 North High Street, West Chester, Pennsylvania 19380 (the “Pledgor”), and TOWER BANCORP, INC., a Pennsylvania business corporation having an office at 112 Market Street, Harrisburg, Pennsylvania (the “Pledgee”).

Background:

A. Pursuant to that certain Loan Agreement of even date herewith between Pledgor, as borrower, and Pledgee, as lender, Pledgee has extended to Pledgor a non-revolving line of credit not to exceed the principal sum of Two Million Dollars ($2,000,000.00) (the “Loan”). The Loan is evidenced by a Promissory Note of even date herewith, as may be amended from time to time, in the face amount of Four Million Dollars ($2,000,000.00) (the “Note”).

B. To induce Pledgee to provide the Loan to Pledgor, and as security for the payment of all of Pledgor’s obligations in connection with and/or under the Loan and the Note, as may be amended, from time to time, and any and all other contracts, agreements and obligations of Pledgor to Pledgee (collectively, the “Obligations”), Pledgor desires to pledge to Pledgee 30,000 shares of common stock (“Stock”) of First National Bank of Chester County (the “Bank”).

NOW, THEREFORE, for and in consideration of the matters recited above, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, Pledgor agrees as follows:

1. Security Interest. Pledgor hereby pledges and grants to Pledgee a security interest in and a second lien on all of the shares of Stock in the Bank now owned or hereafter acquired by Pledgor, and all cash, securities and property paid and/or distributed to or for the benefit of Pledgor or its assignee as a consequence of Pledgor’s ownership of the Stock, or any portion thereof (collectively, the “Collateral”). Pledgor hereby represents and warrants to Pledgee that, on the date of this Agreement, Pledgor owns 30,000 shares of Stock in the Bank, which represents all of the issued and outstanding shares of common stock of the Bank, free and clear of any liens, claims and encumbrances, except for a first lien security interest held by Graystone Tower Bank pursuant to that certain stock pledge agreement dated November 20, 2009 (the “Graystone Pledge Agreement”).

2. Obligations Secured. The Collateral and the continuing security interest granted herein shall secure the satisfaction in full of all Obligations and all amounts payable under the Note and Loan Agreement.

3. Delivery of Stock and Assignments. All original certificates and instruments representing or evidencing 30,000 shares of Stock owned in the name of Pledgor have been delivered to Graystone Tower Bank pursuant to the Graystone Pledge Agreement, shall continue to be held by Graystone Tower Bank on behalf of Pledgee pursuant hereto, and are in suitable form for transfer by delivery. Concurrently with the execution of this Agreement, Pledgor shall deliver to Pledgee duly executed instruments of transfer or assignments in blank, in such form as Pledgee may request.

4. Covenants. Pledgor covenants and agrees that until all Obligations are satisfied and the amounts due and owing under the Note have been paid in full, Pledgor shall:

4.1 Sale of Collateral. Not sell, transfer, assign or otherwise dispose of the Collateral, or any portion thereof, without the prior written consent of Pledgee.

4.2 Creation of Liens. Not create, incur or permit to exist any pledge, encumbrance, trust, lien, security interest or charge of any kind on the Collateral, or any portion thereof, except for that certain first lien on the Collateral granted to Graystone Tower Bank pursuant to the Graystone Pledge Agreement.

4.3 Additional Documents and Future Actions. Pledgor will take such actions and provide Pledgee, from time to time, with such agreements, financing statements and additional instruments, documents or information as Pledgee may reasonably deem necessary or advisable to perfect, protect and maintain its security interests in the Collateral or any portion thereof, to permit Pledgee to protect its interest in the Collateral or any portion thereof, and/or to carry out the terms hereof. Pledgor irrevocably authorizes the filing of carbon, photographic or other copies of this Pledge, or of a financing statement, as a financing statement, and agrees that such filing shall be sufficient as a financing statement.

4.4 Requested Information. Pledgor shall deliver to Pledgee such data and information in respect of the financial condition and affairs of Pledgor and the value of the Collateral as Pledgee may request, from time to time.

5. Default. The occurrence of an Event of Default as defined under the Note or Loan Agreement and/or the failure of Pledgor to perform any of its obligations hereunder shall constitute a default (“Default”) hereunder.

6. Voting, Distribution and Other Rights of Pledgor and Pledgee.

6.1 Prior to a Default. So long as no Default shall have occurred and is continuing, Pledgor shall be entitled to continue to exercise any and all voting and other rights arising under the Collateral and to receive and retain any and all dividends, distributions and interest, declared, distributed or paid, with respect to the Collateral, or any portion thereof.

6.2 After a Default. Upon a Default and at all times thereafter, and subject to any superior rights of Graystone Tower Bank in the Collateral:

(a) Voting and Dividends. Pledgee shall be entitled to exercise any and all voting and other consensual rights arising under the Collateral and to receive and retain any and all dividends, distributions and interest, declared, distributed or paid, with respect to the Collateral, or any portion thereof.

(b) Sale of Collateral. Pledgee may exercise in respect of the Collateral any and all of the rights and remedies of a secured party upon default under the Pennsylvania Uniform Commercial Code. In addition to the foregoing, Pledgee may accept and take possession and title to the Stock in full or partial satisfaction of the Obligations then owing by Pledgor to Pledgee under the Note. Pledgee may also sell the Collateral, or any part thereof, in one or more blocks at public or private sale, at any exchange or otherwise or for future delivery, and at such price or prices and upon such other terms as are commercially reasonable. Notwithstanding the foregoing, Pledgee shall not be obligated to make any sale of Collateral.

(c) Application of Proceeds. Any cash held by Pledgee as Collateral and all cash proceeds received by Pledgee in respect of any sale of, collection from, or other realization upon the Collateral, or any portion thereof, may be held by Pledgee as Collateral for, and/or then or at any time after a Default applied in whole or in part by Pledgee against all or any Obligations and sums owing by Pledgor under the Note. Any surplus of such cash or cash proceeds held by Pledgee and remaining after payment in full of the sums owing under the Note shall be returned to Pledgor.

7. Reasonable Care. Pledgee shall exercise reasonable care in the custody and preservation of the Collateral in its possession.

8. Return of Collateral. Upon the satisfaction by the Pledgor of all of its Obligations under the Note and the termination or full performance of any agreement, contract or other arrangement as may exist between

Pledgor and Pledgee for the transfer or sale of any of the shares of Stock to Pledgee, this Agreement and the security interest given in the Collateral shall be terminated. Within ten (10) days thereof, the Pledgee shall deliver the Collateral in its possession to Pledgor.

9. Miscellaneous.

9.1 Communications and Notices. Any notice given pursuant to this Agreement shall be in writing, and may be telecopied, delivered by hand, mailed by first-class certified mail, return receipt requested, postage prepaid, or dispatched by next-day delivery service addressed, if to Pledgor or Pledgee, at the following addresses, or at such other address as the addressee may designate in writing:

If to Pledgor:

First Chester County Corporation

9 North High Street

West Chester, PA 19380

Attn: John A. Featherman, III, Chairman, President & CEO

If to Pledgee:

Tower Bancorp, Inc.

112 Market Street

Harrisburg, PA 17101

Attn: Carl D. Lundblad, General Counsel

Any communications given by mail in accordance herewith are deemed to have been given three (3) business days after the date of the mailing, if a domestic mailing, or five (5) business days after the date of the mailing, if oversees; any communications sent by next day delivery service are deemed to have been given the day after being sent; and communications given by any other means are deemed to have been given when sent or delivered, as the case may be.

9.2 Severability. The provisions of this Pledge are deemed to be severable, and the invalidity or unenforceability of any provision shall not affect or impair the remaining provisions which shall continue in full force and effect.

9.3 Headings. The headings of the Articles, Sections, paragraphs and clauses of this Pledge are inserted for convenience only and shall not be deemed to constitute a part of this Pledge.

9.4 Binding Effect. This Pledge and all rights and powers granted hereby will bind and inure to the benefit of the parties hereto and their respective heirs, executors, personal representatives and permitted successors and assigns, as applicable.

9.5 Amendment. No modification of this Pledge shall be binding or enforceable unless in writing and signed by or on behalf of the party against whom enforcement is sought.

9.6 Governing Law. This Pledge has been made, executed and delivered in the Commonwealth of Pennsylvania, United States of America, and shall be construed in accordance with and governed by the laws of such State.

9.7 No Third-Party Beneficiaries. The rights and benefits of this Pledge shall not inure to the benefit of any third party.

9.8 Counterparts. This Pledge may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument, and any of the parties hereto may execute this Pledge by signing any such counterpart.

9.9 No Joint Venture. Nothing contained herein is intended to permit or authorize Pledgee to make any contract on behalf of Pledgor, nor shall this Pledge be construed as creating a partnership, joint venture or making Pledgee an investor in Pledgor.

9.10 Jurisdiction and Venue. For the purpose of any suit, action or proceeding arising out of or relating to this Pledge, Pledgor hereby irrevocably consents and submits to the jurisdiction and venue of any of the courts of the Commonwealth of Pennsylvania, United States of America in and for the County of Dauphin and irrevocably agrees to accept service of process by certified mail, return receipt requested, postage prepaid, to its address set forth herein, in lieu of personal service. Pledgor irrevocably waives any objection which it may now or hereafter have to the venue of any such suit, action or proceeding brought in such court and any claim that such suit, action or proceeding brought in such court has been brought in an inconvenient forum, and agrees that service of process in accordance with the foregoing sentence shall be deemed in every respect effective and valid personal service of process upon Pledgor. The provisions of this paragraph shall not limit or otherwise affect the right of Pledgee to institute and conduct an action in any other appropriate manner, jurisdiction or court.

9.11 Waiver of Jury Trial. Pledgor does hereby waive the right to trial by jury in any action arising hereunder, or otherwise in connection herewith.

9.12 Indemnification. Pledgor hereby agrees to indemnify, defend and hold Pledgee harmless from any loss, expense or damage on account of anything arising out of or in connection with this Pledge, unless caused solely by Pledgee’s gross negligence or willful misconduct. This indemnity shall survive the repayment of the Note.

9.13 Scrivener. Each and every provision of this Pledge has been mutually negotiated, prepared and drafted and, in connection with the construction of any provision hereof, no consideration shall be given to the issue of which party actually prepared, drafted, requested, deleted or negotiated any provision of this Pledge.

[remainder of page intentionally left blank]

IN WITNESS WHEREOF, Pledgor has executed this Pledge as of the day and year first above written.

PLEDGOR:

FIRST CHESTER COUNTY CORPORATION

By:
Name: John A. Featherman, III
Title: Chairman, President & CEO

PLEDGEE:

TOWER BANCORP, INC.

By:
Name: Andrew Samuel
Title: Chairman, President & CEO

ANNEX C

SECOND AMENDMENT TO AGREEMENT AND PLAN OF MERGER

This SECOND AMENDMENT dated as of August 25, 2010 (this “Second Amendment”), is by and between Tower Bancorp, Inc., a Pennsylvania corporation (“Tower”), and First Chester County Corporation, a Pennsylvania corporation (“First Chester”), and amends that certain Agreement and Plan of Merger dated as of December 27, 2009 between Tower and First Chester, as amended by that certain First Amendment to Agreement and Plan of Merger dated March 4, 2010 (as amended, the “Agreement”).

WHEREAS, Section 8.1 of the Agreement provides various conditions under which the parties may terminate the Agreement, including the failure of the parties to consummate the Merger by September 30, 2010 (the “Closing Deadline”); and

WHEREAS, the Boards of Directors of Tower and First Chester have determined that it is in the best interests of their respective companies to amend the Agreement as set forth herein to extend the Closing Deadline.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

1. Amendment of the Agreement. Section 8.1(c) of the Agreement is hereby amended to read in its entirety as follows:

by either Tower or First Chester if the Merger shall not have been consummated on or before November 20, 2010; unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

2. Provisions of Agreement; Counterparts.

This Second Amendment shall be part of the Agreement and the provisions of the Agreement as amended hereby shall be applicable to this Second Amendment. Except as specifically provided in this Second Amendment and as the context of this Second Amendment otherwise may require to give effect to the intent and purposes of this Amendment, the Agreement shall remain in full force and effect without any other amendments or modifications. This Second Amendment may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

[signature page follows]

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IN WITNESS WHEREOF, Tower Bancorp, Inc. and First Chester County Corporation have caused this Second Amendment to be executed and delivered by their respective officers thereunto duly authorized as of the date first above written.

ATTEST:	TOWER BANCORP, INC.

/s/ Carl D. Lundblad	By:	/s/ Andrew S. Samuel
Secretary		Andrew S. Samuel
Chairman, President & CEO
(SEAL)

ATTEST:	FIRST CHESTER COUNTY CORPORATION

/s/ John B. Waldron	By:	/s/ John A. Featherman, III
Secretary		John A. Featherman, III
Chairman, President & CEO
(SEAL)

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ANNEX D

December 27, 2009

Board of Directors

First Chester County Corporation

9 North High Street

West Chester, PA 19380

Ladies and Gentlemen:

First Chester County Corporation, (“FCEC”) and Tower Bancorp, Inc. (“Tower”) have entered into an Agreement and Plan of Merger, dated as of December 27, 2009 (the “Agreement”), pursuant to which FCEC will be merged with and into Tower (the “Merger”). Under the terms of the Agreement, at the Effective Time and as a result of the Merger, each outstanding share of FCEC common stock, other then certain shares as specified in the Agreement, will be converted into the right to receive 0.453 shares of Tower Common Stock, subject to certain adjustments as specified in the Agreement (the “Exchange Ratio”). Capitalized terms used herein without definition shall have the meanings assigned to them in the Agreement. The other terms and conditions of the Merger are more fully set forth in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Exchange Ratio to the holders of FCEC common stock.

Sandler O’Neill & Partners, L.P. as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Agreement; (ii) certain publicly available financial statements and other historical financial information of FCEC that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of Tower that we deemed relevant; (iv) internal financial projections for FCEC for the years ending December 31, 2009 through 2013 as discussed with senior management of FCEC; (v) publicly available consensus earnings estimates for Tower for the years ending December 31, 2009 and 2010 as discussed with senior management of Tower; (vi) the pro forma financial impact of the Merger on Tower, based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings determined by the senior management of Tower; (vii) the publicly reported historical price and trading activity for FCEC’s and Tower’s common stock, including a comparison of certain financial and stock market information for FCEC and Tower and similar publicly available information for certain other companies the securities of which are publicly traded; (viii) the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available; (ix) the current market environment generally and the banking environment in particular; and (x) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of senior management of FCEC the business, financial condition, results of operations and prospects of FCEC and held similar discussions with certain members of senior management of Tower regarding the business, financial condition, results of operations and prospects of Towers.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources or that was provided to us by FCEC and Tower or their respective representatives and have assumed such accuracy and completeness for purposes of rendering this opinion. We have further relied on the assurances of management of FCEC and Tower that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise), of FCEC and Tower or any of their subsidiaries, or the collectibility of any such assets, nor have we been furnished with any such evaluations or appraisals. We did not make an independent evaluation of the adequacy of the allowance for loan losses of FCEC and Tower nor have we reviewed any individual credit files relating to FCEC and Tower. We have assumed, with your consent, that the respective allowances for loan losses for both FCEC and Tower are adequate to cover such losses.

With respect to the internal financial projections as discussed with managernent of FCEC and the publicly available earnings estimates for Tower as discussed with senior management of Tower and in each case as used by us in our analyses, FCEC’s and Tower’s management confirmed to us that they reflected the best currently available estimates and judgments of such management of the respective future financial performances of FCEC and Tower, and we assumed that such performances would be achieved. With respect to the projections of transaction expenses, purchase accounting adjustments and cost savings determined by and reviewed with the senior management of Tower’s management confirmed to us that they reflected the best currently available estimates and judgments of such management and we assumed that such performances would be achieved. We express no opinion as to such financial projections, growth rates or the assumptions on which they are based. We have also assumed that there has been no material change in FCEC’s ,and Tower’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that FCEC and Tower will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to the agreements will perform all of the covenants required to be performed by such party under the agreements, that the conditions precedent in the agreements are not waived and that the Merger will be a tax-free reorganization for federal income tax purposes. Sandler O’Neill did not provide FCEC with any legal, accounting or tax advice relating to the Merger and the other transactions contemplated by the Agreement.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to what the value of Tower’s common stock will be when issued to FCEC’s shareholders pursuant to the Agreement or the prices at which FCEC’s and Tower’s common stock may trade at any time.

We have acted as FCEC’s financial advisor in connection with the Merger and will receive a fee for our services, a substantial portion of which is contingent upon consummation of the Merger. We will also receive a fee for rendering this opinion. FCEC has also agreed to indemnify us against certain liabilities arising out of our engagement.

In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to FCEC and Tower and their affiliates. We may also actively trade the equity or debt securities of FCEC and Tower or their affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

Our opinion is directed to the Board of Directors of FCEC in connection with its consideration of the Merger and is directed only to the fairness, from a financial point of view, of the Exchange Ratio to holders of FCEC common stock and does not address the underlying business decision of FCEC to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for FCEC or the effect of any other transaction in which FCEC might engage. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purposes, without our prior written consent. This Opinion has been approved by Sandler O’Neill’s fairness opinion committee. We do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by FCEC’s officers, directors, or employees, or class of such persons, relative to the compensation to be received in the Merger by any other shareholders of FCEC.

Based upon and subject to the foregoing, it is our opinion, as of the date hereof, that the Exchange Ratio is fair to the holders of FCEC common stock from a financial point of view.

Very truly yours,

/s/ Sandler O’Neill & Partners, L.P.

ANNEX E

December 27, 2009

The Board of Directors

Tower Bancorp, Inc.

112 Market Street

Harrisburg, Pennsylvania 17101

Members of the Board:

You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to Tower Bancorp, Inc. (“Tower”) of the merger consideration (as defined herein) in the proposed merger (the “Merger”) of First Chester County Corporation (“First Chester”) with and into Tower, pursuant to the Agreement and Plan of Merger, entered into on December 27, 2009, between First Chester and Tower (the “Agreement”). Pursuant to the terms of the Agreement, each outstanding share of common stock, par value $1.00 per share, of First Chester will be converted into the right to receive 0.453 shares of common stock, without par value, of Tower, (the “Merger Consideration”), subject to certain adjustments as set forth in the Agreement. The terms and conditions of the Merger are more fully described in the Agreement.

Keefe, Bruyette & Woods, Inc., has acted as financial advisor to Tower. As part of our investment banking business, we are continually engaged in the valuation of bank, thrift and bank and thrift holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in the valuation of banking enterprises. In the ordinary course of our business as a broker-dealer, we may, from time to time, purchase securities from, and sell securities to, First Chester and Tower, and as a market maker in securities, we may from time to time have a long or short position in, and buy or sell, debt or equity securities of First Chester and Tower for our own account and for the accounts of our customers. To the extent we have any such positions as of the date of this opinion it has been disclosed to Tower. We have acted exclusively for the Board of Directors of Tower in rendering this fairness opinion and will receive a fee from Tower for our services. A portion of our fee is contingent upon the successful completion of the Merger.

During the past two years we received compensation from Tower for acting as co-manager on Tower’s common stock offering in August, 2009.

In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of First Chester and Tower and the Merger, including among other things, the following: (i) the Agreement; (ii) the Annual reports to Stockholders and Annual Reports on Form 10-K for the three years ended December 31, 2008 of First Chester and Tower; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of First Chester and Tower and certain other communications from First Chester and Tower to their respective stockholders; (iv) other financial information concerning the businesses and operations of First Chester and Tower furnished to us by First Chester and Tower for purposes of our analysis. We have also held discussions with senior management of First Chester and Tower regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry. In addition, we have compared certain financial and stock market information for First Chester and Tower with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the banking industry and performed such other studies and analyses as we considered appropriate.

In conducting our review and arriving at our opinion, we have relied upon the accuracy and completeness of all of the financial and other information provided to us or publicly available and we have not independently

E-1

verified the accuracy or completeness of any such information or assumed any responsibility for such verification or accuracy. We have relied upon the management of First Chester and Tower as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefore) provided to us, and we have assumed that such forecasts and projections reflect the best currently available estimates and judgments of such managements and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such managements. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed, with your consent that the aggregate allowances for loan and lease losses for First Chester and Tower are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals of the property, liabilities or assets of First Chester or Tower, nor have we examined any individual credit files.

We have assumed that, in all respects material to our analyses, the following: (i) the Merger will be completed substantially in accordance with the terms set forth in the Agreement, with no adjustment to the Merger Consideration; (ii) the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct; (iii) each party to the Agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents; (iv) all conditions to the completion of the Merger will be satisfied without any waivers; and (v) in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Merger, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of the combined entity or the contemplated benefits of the Merger, including the cost savings, revenue enhancements and related expenses expected to result from the Merger.

We have considered such financial and other factors as we have deemed appropriate under the circumstances, including, among others, the following: (i) the historical and current financial position and results of operations of First Chester and Tower; (ii) the assets and liabilities of First Chester and Tower; and (iii) the nature and terms of certain other merger transactions involving banks, thrifts and bank and thrift holding companies. We have also taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. Our opinion does not address the underlying business decision of Tower to engage in the Merger, or the relative merits of the Merger as compared to any strategic alternatives that may be available to Tower.

We are not expressing any opinion about the fairness of the amount or nature of the compensation to any of the Tower or First Chester’s officers, directors or employees, or any class of such persons, relative to the compensation to the public shareholders of First Chester.

This opinion has been reviewed and approved by our Fairness Opinion Committee in conformity with our policies and procedures established under the requirements of Rule 2290 of the Financial Institutions Regulatory Authority.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to Tower.

Very truly yours,

/s/ Keefe, Bruyette & Woods, Inc.

E-2

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification	of Directors and Officers

Subchapter D of Chapter 17 of the Pennsylvania Business Corporation Law of 1988, as amended, provides that a business corporation has the power under certain circumstances to indemnify its directors, officers, employees and agents against certain expenses incurred by them in connection with any threatened, pending or completed action, suit or proceeding and provides for mandatory indemnification under certain circumstances when the indemnified person has been successful in defense of a claim.

Article 23 of Registrant’s bylaws provides as follows:

Section 23.1 The Corporation shall indemnify, to the fullest extent permitted by Pennsylvania law and federal law, any director, officer and/or employee, or any former director, officer and/or employee, who was or is a party to, or is threatened to be made a party to, or who is called to be a witness in connection with, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that such person is or was a director, officer and /or employee of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgments, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in, or not opposed to, the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

Section 23.2 The Corporation shall indemnify, to the fullest extent permitted by Pennsylvania law and federal law, any director, officer and/or employee, who was or is a party to, or is threatened by to be made a party to, or who is called as a witness in connection with any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer and/or employee or agent of another corporation, partnership, joint venture, trust or other enterprise against amounts paid in settlement and expenses (including attorney’s fees) actually and reasonably incurred by him in connection with the defense or settlement of, or serving as a witness in, such action or suit if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Corporation and except that no indemnification shall be made in respect of any such claim, issue or matter as to which such person shall have been adjudged to be liable for misconduct in the performance of his duty to the Corporation.

Section 23.3 Except as may be otherwise ordered by a court, there shall be a presumption that any director, officer and/or employee is entitled to indemnification as provided in Sections 23.1 and 23.2 of this Article unless either a majority of the directors who are not involved in such proceedings (“disinterested directors”) or, if there are less than three disinterested directors, then the holders of one-third of the outstanding shares of the Corporation determine that the person is not entitled to such presumption by certifying such determination in writing to the Secretary of the Corporation. In such event the disinterested director(s) or, in the event of certification by shareholders, the Secretary of the Corporation shall request of independent counsel, who may be the outside general counsel of the Corporation, a written opinion as to whether or not the parties involved are entitled to indemnification under Sections 23.1 and 23.2 of this Article.

Section 23.4 Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding as authorized in the manner provided under Section 23.3 of this Article upon receipt of an undertaking by or on behalf of the director, officer and/or employee to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation as authorized in this Article.

Section 23.5 The indemnification provided by this Article shall not be deemed exclusive of any other rights to which a person seeking indemnification may be entitled under any agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his official capacity while serving as a director, officer and/or employee and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer and/or employee and shall inure to the benefit of the heirs and personal representatives of such a person.

Directors and officers are also insured against certain liabilities by an insurance policy obtained by the Registrant.

Item	21. Exhibits and Financial Statement Schedules

(a) Exhibits

Number	Description

2.1	Agreement and Plan of Merger by and between Tower Bancorp, Inc. and First Chester County Corporation dated as of December 27, 2009 (included as Annex A to the joint proxy statement/prospectus). Schedules are omitted; Tower Bancorp, Inc. agrees to furnish copies of Schedules to the Securities and Exchange Commission upon request.

2.2	First Amendment to Agreement and Plan of Merger by and between Tower Bancorp, Inc. and First Chester County Corporation dated as of March 4, 2010 (included as Annex B to the joint proxy statement/prospectus).

2.3	Second Amendment to Agreement and Plan of Merger by and between Tower Bancorp, Inc. and First Chester County Corporation dated as of August 25, 2010 (included as Annex C to the joint proxy statement/prospectus).

3.1	Amended and Restated Articles of Incorporation of Tower Bancorp, Inc. (incorporated by reference to Exhibit 3.1 to Tower’s Report on Form 8-K filed on September 24, 2009).

3.2	Amended and Restated Bylaws of Tower Bancorp, Inc. (incorporated by reference to Exhibit 3.1 to Tower’s Report on Form 8-K filed on July 28, 2010).

4.1	Specimen Certificate of Tower Bancorp, Inc. Common Stock (incorporated by reference to Exhibit 4.1 of Tower’s Registration Statement on Form S-3 filed on August 12, 2009).

4.2	Form of Subordinated Note due July 1, 2014 (incorporated by reference to Exhibit 4.1 to Tower’s Current Report on Form 8-K filed on June 12, 2009).

4.3	Form of Subordinated Note due July 1, 2015 (incorporated by reference to Exhibit 4.2 to Tower’s Current Report on Form 8-K filed on February 8, 2010).

5.1	Opinion of Rhoads & Sinon LLP as to the validity of the securities registered hereunder.*

8.1	Federal Tax Opinion of Rhoads & Sinon LLP .*

8.2	Federal Tax Opinion of Hogan Lovells US LLP.*

21.1	Subsidiaries of Tower (incorporated by reference to Exhibit 21 to Tower’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 filed on March 16, 2010).

23.1	Consent of KPMG LLP.

23.2	Consent of ParenteBeard LLC.

23.3	Consent of Rhoads & Sinon LLP (to be included in Exhibits 5.1 and 8.1 hereto).

Number	Description

23.4	Consent of Hogan Lovells US LLP (to be included in Exhibit 8.2 hereto).

23.5	Consent of Keefe, Bruyette & Woods, Inc.

23.6	Consent of Sandler O’Neill & Partners, L.P.

23.7	Consent of Grant Thornton LLP.

24.1	Power of Attorney (included on the signature page hereto).

99.1	Opinion of Sandler O’Neill & Partners, L.P. (included as Annex D to the joint proxy statement/prospectus).

99.2	Opinion of Keefe, Bruyette & Woods, Inc. (included as Annex E to the joint proxy statement/prospectus).

99.3	Form of Proxy for Special Meeting of Shareholders of Tower Bancorp, Inc.*

99.4	Form of Notice and Voting Instructions for Tower Bancorp, Inc. ESOP Participants.*

99.5	Form of Proxy for Special Meeting of Shareholders of First Chester County Corporation.*

*	To be filed by amendment

(b) Financial Statement Schedules

Not applicable.

Item	22. Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) That, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)(1)	The undersigned registrant hereby undertakes as follows: that prior to any public re-offering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such re-offering prospectus will contain the information called for by the applicable registration form with respect to re-offerings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)	The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, the bylaws of the registrant, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(e) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Harrisburg, Pennsylvania on September 3, 2010.

TOWER BANCORP, INC.

By:	/S/ ANDREW S. SAMUEL
Andrew S. Samuel President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Andrew S. Samuel, Mark Merrill and Carl D. Lundblad, with full power of each of them to act alone, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement (including pre- and post-effective amendments or any abbreviated registration statement and any amendments filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought), and to sign any and all additional registration statements relating to this registration statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date

/S/ ANDREW S. SAMUEL Andrew S. Samuel	Chairman, President & Chief Executive Officer	September 3, 2010

/S/ MARK S. MERRILL Mark S. Merrill	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	September 3, 2010

/S/ STEPHEN E. BECK Stephen E. Beck	Director	September 3, 2010

/S/ PATRICIA A. CARBAUGH Patricia A. Carbaugh	Director	September 3, 2010

/S/ JOHN M. DISANTO John M. DiSanto	Director	September 3, 2010

/S/ MARCUS FAUST Marcus Faust	Director	September 3, 2010

/S/ FREDERIC M. FREDERICK Frederic M. Frederick	Director	September 3, 2010

/S/ MARK E. GAYMAN Mark E. Gayman	Director	September 3, 2010

/S/ HARRY D. JOHNSTON Harry D. Johnston	Director	September 3, 2010

/S/ JEFFREY F. LEHMAN Jeffrey F. Lehman	Director	September 3, 2010

Signature	Capacity	Date

/S/ KENNETH R. LEHMAN Kenneth R. Lehman	Director	September 3, 2010

/S/ CHARLES C. PEARSON, JR. Charles C. Pearson, Jr.	Director	September 3, 2010

/S/ MICHAEL A. PECK Michael A. Peck	Director	September 3, 2010

/S/ ROBERT E. POOLE, JR. Robert E. Poole, Jr.	Director	September 3, 2010

/S/ TERRY L. RANDALL Terry L. Randall	Director	September 3, 2010

/S/ HASU P. SHAH Hasu P. Shah	Director	September 3, 2010

/S/ JEFF B. SHANK Jeff B. Shank	Director	September 3, 2010

/S/ KLARE S. SUNDERLAND Klare S. Sunderland	Director	September 3, 2010

INDEX TO EXHIBITS

Number	Description

2.1	Agreement and Plan of Merger by and between Tower Bancorp, Inc. and First Chester County Corporation dated as of December 27, 2009 (included as Annex A to the joint proxy statement/prospectus). Schedules are omitted; Tower Bancorp, Inc. agrees to furnish copies of Schedules to the Securities and Exchange Commission upon request.

2.2	First Amendment to Agreement and Plan of Merger by and between Tower Bancorp, Inc. and First Chester County Corporation dated as of March 4, 2010 (included as Annex B to the joint proxy statement/prospectus).

2.3	Second Amendment to Agreement and Plan of Merger by and between Tower Bancorp, Inc. and First Chester County Corporation dated as of August 25, 2010 (included as Annex C to the joint proxy statement/prospectus).

3.1	Amended and Restated Articles of Incorporation of Tower Bancorp, Inc. (incorporated by reference to Exhibit 3.1 to Tower’s Report on Form 8-K filed on September 24, 2009).

3.2	Amended and Restated Bylaws of Tower Bancorp, Inc. (incorporated by reference to Exhibit 3.1 to Tower’s Report on Form 8-K filed on July 28, 2010).

4.1	Specimen Certificate of Tower Bancorp, Inc. common stock (incorporated by reference to Exhibit 4.1 of Tower’s Registration Statement on Form S-3 filed on August 12, 2009).

4.2	Form of Subordinated Note due July 1, 2014 (incorporated by reference to Exhibit 4.1 to Tower’s Current Report on Form 8-K filed on June 12, 2009).

4.3	Form of Subordinated Note due July 1, 2015 (incorporated by reference to Exhibit 4.2 to Tower’s Current Report on Form 8-K filed on February 8, 2010).

5.1	Opinion of Rhoads & Sinon LLP as to the validity of the securities registered hereunder.*

8.1	Federal Tax Opinion of Rhoads & Sinon LLP .*

8.2	Federal Tax Opinion of Hogan Lovells US LLP.*

21.1	Subsidiaries of Tower (incorporated by reference to Exhibit 21 to Tower’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 filed on March 16, 2010).

23.1	Consent of KPMG LLP.

23.2	Consent of ParenteBeard LLC.

23.3	Consent of Rhoads & Sinon LLP (to be included in Exhibits 5.1 and 8.1 hereto).

23.4	Consent of Hogan Lovells US LLP (to be included in Exhibit 8.2 hereto).

23.5	Consent of Keefe, Bruyette & Woods, Inc.

23.6	Consent of Sandler O’Neill & Partners, L.P.

23.7	Consent of Grant Thornton LLP.

24.1	Power of Attorney (included on the signature page hereto).

99.1	Opinion of Sandler O’Neill & Partners, L.P. (included as Annex D to the joint proxy statement/prospectus).

99.2	Opinion of Keefe, Bruyette & Woods, Inc. (included as Annex E to the joint proxy statement/prospectus).

99.3	Form of Proxy for Special Meeting of Shareholders of Tower Bancorp, Inc.*

99.4	Form of Notice and Voting Instructions for Tower Bancorp, Inc. ESOP Participants.*

99.5	Form of Proxy for Special Meeting of Shareholders of First Chester County Corporation.*

*	To be filed by amendment